As filed with the United States Securities and Exchange Commission on October 22, 2010
Registration No. 333-168685
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Summit Hotel OP, LP
(Exact Name of Registrant as Specified in Governing Instruments)

Delaware (State or other jurisdiction of Incorporation or organization)	6162 (Primary Standard Industrial Classification Code Number)	27-2966616 (I.R.S. Employer Identification No.)

2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105
(605) 361-9566
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105
(605) 361-9566
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Wright, Esq. Edward W. Elmore, Jr., Esq. Hunton & Williams LLP 951 East Byrd Street Richmond, VA 23219-4074 (804) 788-8200	John A. Good, Esq. Bass, Berry & Sims, PLC 100 Peabody Place, Suite 900 Memphis, TN 38103 (901) 543-5901

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement is declared effective and all conditions to the proposed transaction have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Summit Hotel OP, LP (the “OP” or the “Registrant”), is filing this registration statement on Form S-4 to register the issuance of units of limited partnership interest (“OP Units”) expected to be issued in exchange for membership interests of Summit Hotel Properties, LLC (the “LLC”) in a merger of the LLC with and into the OP, with the OP surviving the merger (the “Merger”). This registration statement also includes a proxy statement relating to a special meeting of the Class A, Class A-1 and Class C members of the LLC to consider and vote on the proposals described in this registration statement, including the adoption of the agreement and plan of merger to implement the Merger. Concurrently with the filing of this registration statement on Form S-4, Summit Hotel Properties, Inc., a newly formed Maryland corporation, a wholly owned subsidiary of which is the general partner of the OP, is filing a registration statement on Form S-11 (Reg. No. 333-168686) to register the issuance of shares of its common stock, par value $0.01 per share, in an underwritten initial public offering expected to be completed prior to completion of the Merger (the “IPO”).

The information in this proxy statement/prospectus is not complete and may be changed. Summit Hotel OP, LP may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

October 22, 2010

Dear Summit Hotel Properties Class A, Class A-1 and Class C Members:

You are invited to attend a special meeting of Class A, Class A-1 and Class C members of Summit Hotel Properties, LLC (the “LLC”) to be held at the Hilton Garden Inn, 5300 South Grand Circle, Sioux Falls, South Dakota 57108 on Tuesday, November 30, 2010 at 11:00 a.m., Central time. This special meeting is called at the direction of the company manager of the LLC, The Summit Group, Inc. (“The Summit Group”), and this proxy statement/prospectus relates to the solicitation of proxies by the board of managers of the LLC for use at the special meeting.

The board of managers of the LLC, following the unanimous approval and recommendation of a special committee of the board of managers appointed to review the proposed merger, has unanimously approved a plan to reorganize into a real estate investment trust (“REIT”) structure under which the LLC would be merged with and into Summit Hotel OP, LP, a newly formed Delaware limited partnership (the “OP”), that will serve as the operating partnership of a newly formed Maryland corporation, Summit Hotel Properties, Inc. (the “REIT” or “Summit REIT”). Summit REIT intends to conduct an underwritten initial public offering of its common stock (the “IPO”). Completion of the IPO is a condition to the closing of the merger.

Pursuant to the merger, all Class A, Class A-1, Class B and Class C membership interests in the LLC (the “LLC membership interests”) will be exchanged for limited partnership interests in the OP (“OP units”) as described in the accompanying proxy statement/prospectus.

You are being asked to approve (1) an amendment to the voting provisions of the Third Amended and Restated Operating Agreement for the LLC to provide for the merger, (2) the agreement and plan of merger dated as of August 5, 2010 and (3) a proposal relating to adjournment of the meeting to a later date, if necessary or appropriate.

The board of managers of the LLC recommends a vote “FOR” the amendment to the operating agreement, “FOR” approval of the agreement and plan of merger and “FOR” approval of the adjournment proposal.

Your vote is important. Enclosed with this proxy statement/prospectus is a proxy card. Please locate the enclosed card and promptly complete, sign and date the proxy card and return it in the enclosed business reply envelope, vote by telephone or vote by Internet in accordance with the instructions in this proxy statement/prospectus. You may revoke your proxy at any time before the proxy is voted at the meeting. We urge you to read the entire proxy statement/prospectus carefully, especially the section on “Risk Factors” beginning on page 15.

Very truly yours,

Kerry W. Boekelheide
Chairman

This proxy statement/prospectus is dated October 22, 2010 and is being first mailed to members of the LLC on or about October 29, 2010.

Please Sign and Submit Your Proxy Card or Vote by Telephone or Internet Today

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

In connection with this offering, no person is authorized to give any information or to make any representations not contained in this proxy statement/prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by the LLC or the OP. This proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this proxy statement/prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not assume from the delivery of this proxy statement/prospectus, nor from any issuance made under this proxy statement/prospectus, that the LLC’s or the OP’s affairs are unchanged since the date of this proxy statement/prospectus or that the information contained in this proxy statement/prospectus is correct as of any time after the date of this proxy statement/prospectus.

Summit Hotel Properties, LLC
2701 South Minnesota Avenue, Suite 6
Sioux Falls, South Dakota 57105

Notice of Special Meeting of Class A, Class A-1 and Class C Members
October 22, 2010

The board of managers of Summit Hotel Properties, LLC (the “LLC”) and the company manager of the LLC has called a special meeting of Class A, Class A-1 and Class C members, which will be held at the Hilton Garden Inn, 5300 South Grand Circle, Sioux Falls, South Dakota 57108, on Tuesday, November 30, 2010 at 11 a.m., South Dakota time, for the following purposes:

(1) To vote upon a proposal to amend the Third Amended and Restated Operating Agreement for the LLC to provide that the LLC may merge with another limited liability company or limited partnership upon approval of the Class C member and 51% or more of the voting power of the Class A and Class A-1 members of the LLC, voting together as a group;

(2) To vote upon a proposal to adopt and approve an agreement and plan of merger between the LLC and Summit Hotel OP, LP, a newly formed Delaware limited partnership (the “OP”) with the OP surviving the merger;

(3) To vote upon a proposal to permit adjournment of the special meeting to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the amendment or adopt and approve the agreement and plan of merger; and

(4) To transact any other business that is properly brought before the special meeting or at any adjournments or postponements of the special meeting.

A wholly owned subsidiary of Summit Hotel Properties, Inc., a newly formed Maryland corporation that intends to qualify as a real estate investment trust for federal income tax purposes (the “REIT” or “Summit REIT”), will be the sole general partner of the OP. Summit REIT intends to conduct an underwritten initial public offering of its common stock (the “IPO”). The merger agreement provides that the merger is conditioned upon and subject to completion of the IPO. The merger agreement may be terminated even after the members of the LLC vote to approve the merger in the event Summit REIT determines not to complete, or does not complete, the IPO.

If you were a Class A, Class A-1 or Class C member of record at the close of business on October 25, 2010, you are entitled to notice of and to vote at the special meeting. Even if you plan to attend the meeting, we request that you sign and date the accompanying proxy card and return it without delay in the enclosed pre-addressed, postage-paid envelope, so that your membership interests will be represented at the meeting.

By order of the board of managers of the LLC,

Kerry W. Boekelheide
Chairman

Sioux Falls, South Dakota
October 22, 2010

This proxy statement/prospectus contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Starwood Hotels and Resorts Worldwide, Inc., Choice Hotels International, Inc., Carlson Hotels Worldwide, Marriott International, Inc., Hilton Worldwide, InterContinental Hotels Group and Hyatt Hotels and Resorts. None of the owners of these trademarks, their parents, subsidiaries or affiliates or any of their respective officers, directors, members, managers, shareholders, owners, agents or employees, which we refer to collectively as the “trademark owners,” is an issuer or underwriter of the securities being offered hereby, plays (or will play) any role in the

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offer or sale of our securities or has any responsibility for the creation or contents of this proxy statement/prospectus. In addition, none of the trademark owners has or will have any liability or responsibility whatsoever arising out of or related to the sale or offer of the securities being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information or other information contained in this proxy statement/prospectus or otherwise disseminated in connection with the offer or sale of the securities offered by this proxy statement/prospectus. You must understand that your sole recourse for any alleged or actual impropriety relating to the offer and sale of the securities and the operation of our business will be against us and in no event may you seek to impose liability arising from or related to such activity, directly or indirectly, upon any of the trademark owners.

We use market data and industry forecasts and projections throughout this proxy statement/prospectus, including data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there can be no assurance that any of the projections will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus is part of a registration statement on Form S-4 that has been filed with the Securities and Exchange Commission by Summit Hotel OP, LP. You should read this proxy statement/prospectus with the additional information described under the heading “Where You Can Find More Information.”

This proxy statement/prospectus is being sent to you in connection with the proposed merger of Summit Hotel Properties, LLC with and into Summit Hotel OP, LP. We describe the merger and related transactions in greater detail in this proxy statement/prospectus under “The Reorganization.” Unless the context indicates otherwise, the information in this proxy statement/prospectus assumes that those corporate reorganization transactions have been completed.

QUESTIONS AND ANSWERS

Overview

What is being proposed?

The board of managers of Summit Hotel Properties, LLC (the “LLC”) has approved an amendment to the Third Amended and Restated Operating Agreement for the LLC, in substantially the form of Annex A to this proxy statement/prospectus, to permit a merger of the LLC with another entity and has approved and adopted an agreement and plan of merger that provides for the merger of the LLC with and into Summit Hotel OP, LP, a newly formed Delaware limited partnership, which we refer to as the OP. The sole general partner of the OP is a wholly owned subsidiary of Summit Hotel Properties, Inc., a newly formed Maryland corporation that will elect to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes. We refer to Summit Hotel Properties, Inc. in this proxy statement/prospectus as the REIT or Summit REIT. Prior to completion of the merger, Summit REIT intends to undertake an underwritten initial public offering of its common stock (the “IPO”). The OP will be the operating partnership of Summit REIT, in a structure utilized by many other publicly traded REITs, and will continue the hotel ownership business of the LLC.

The following summarizes the principal transactions that are part of the reorganization and IPO:

•	an amendment of the operating agreement of the LLC to provide that the Class C member, voting separately, and holders of 51% or more of the Class A and Class A-1 membership interests, voting together as a group, may approve a merger of the LLC with another entity;

•	the merger of the LLC with and into the OP with the OP as the surviving entity and the successor to the properties and other assets of the LLC and the members of the LLC receiving an aggregate of 9,993,992 OP Units in exchange for their membership interests in the LLC pursuant to the merger; and

•	the IPO, which is expected to raise net proceeds of approximately $260 million that will be contributed by Summit REIT to the OP and used to repay indebtedness, fund capital improvements to the LLC’s existing hotels and for general corporate purposes, including potential future hotel acquisitions.

In separate transactions:

•	the OP will acquire the outstanding ownership interests not currently held by the LLC in Summit Group of Scottsdale, LLC (Summit of Scottsdale), a limited liability company that owns two hotels in Scottsdale, Arizona, in exchange for OP units to be issued in a separate private placement to an independent third-party investor and to The Summit Group, which is wholly owned by the LLC’s chief executive officer and manager, Kerry W. Boekelheide; and

•	The Summit Group will transfer and sell its hotel management contracts for the LLC’s existing 63 hotels and Summit of Scottsdale’s two hotels to an independent hotel manager.

You will not be entitled to vote upon, nor will you receive any proceeds from, either of these two transactions.

We refer to all of the above transactions collectively in this proxy statement/prospectus as the reorganization transactions.

What is an OP Unit?

Each OP unit represents a limited partnership interest in the OP. Following the merger and the IPO, the OP will succeed to the hotel ownership business and assets and liabilities of the LLC and become the operating partnership of Summit REIT. A wholly owned subsidiary of Summit REIT will act as the sole general partner of the OP and Summit REIT will conduct its business and own its properties through the OP. Beginning 12 months after the issuance of the OP units, and subject to the terms and conditions of the OP’s limited partnership agreement, OP unitholders will have the right to cause the OP to redeem their OP units for cash or, at the option of the OP, common stock of Summit REIT. Until redeemed, each OP unit will receive distributions equal to those paid on a share of REIT common stock.

Why are OP units rather than REIT stock being issued in the merger?

We anticipate that Class A and Class A-1 LLC members will not recognize income, gain or loss for federal income tax purposes in connection with the reorganization transactions as a result of exchanging LLC membership interests for OP units. Receipt of REIT common stock as merger consideration would result in immediate recognition of taxable income and gain by a significant number of LLC members, including The Summit Group, and would create a significant risk that all LLC members would immediately recognize taxable income and gain. Accordingly, providing OP units to LLC members generally will be more tax-efficient than providing REIT common stock as merger consideration. Please see “Material Federal Income Tax Considerations” for more information and consult your tax advisor for specific advice regarding the tax consequences of the reorganization transactions.

Why is the amendment to the operating agreement of the LLC being proposed?

The Third Amended and Restated Operating Agreement for the LLC does not currently address the vote required to approve a merger of the LLC. The proposed amendment would clarify that a merger of the LLC may be approved by separate vote or consent of the Class C member and by members holding 51% or more of the Class A and Class A-1 membership interests, voting together as a group.

How will the reorganization transactions affect the existing organizational structure?

The LLC will be merged into the OP, and members of the LLC, including members of the LLC’s management team, will become limited partners of the OP and holders of OP units. Purchasers of Summit REIT common stock in the IPO and the board of directors and members of senior management of Summit REIT that receive equity grants upon completion of the IPO will become the stockholders of Summit REIT. Further, The Summit Group, which currently manages the LLC’s existing 63 wholly owned hotels and the two Scottsdale hotels, will sell and assign its hotel management contracts to Interstate Management Company, LLC, or Interstate, an independent hotel manager affiliated with Interstate Hotels & Resorts, Inc. These new management agreements extend the term of the management agreements to ten years and will increase hotel management expenses. The diagrams on pages 67-68 illustrate the effects of these transactions on the existing organizational structure.

What will happen to the LLC if the IPO is not completed?

If the IPO is not completed for any reason, the merger will not be completed, and the LLC will continue to do business on the same basis that it does today.

What will be my federal income tax consequences from the reorganization transactions?

We anticipate that an LLC member will not recognize income, gain or loss for federal income tax purposes in connection with the reorganization transactions as a result of exchanging LLC membership interests for OP units in the merger. An LLC member may recognize gain or income in connection with the reorganization transactions to the extent that the repayment of a portion of the LLC’s liabilities with cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT causes an LLC member to be treated as receiving a deemed cash distribution that exceeds its adjusted tax basis in its LLC membership interest or causes the LLC member to have to “recapture” losses previously allocated to the LLC member from the LLC. However, we do not anticipate that the repayment of a portion of the LLC’s liabilities with cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT will cause any LLC member, other than the Class C member, The Summit Group, and certain Class B members, to receive a deemed cash distribution that exceeds its adjusted basis or will cause any LLC member to “recapture” any losses. See “Material Federal Income Tax Considerations—Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units” for additional information.

The payment of the accrued and unpaid priority returns on the Class A and Class A-1 membership interests as part of the reorganization transactions could be recharacterized as a taxable “disguised sale” of a portion of an LLC member’s membership interests. The OP will receive an opinion of counsel that the payment of the accrued and unpaid priority returns should not be treated as a disguised sale for federal income tax purposes. No assurance can be provided that the Internal Revenue Service, or the IRS, will not successfully challenge that position.

For a more complete discussion of the tax consequences of the reorganization transactions, see “Material Federal Income Tax Considerations.” You are strongly urged to consult your tax advisor about tax consequences to you of the reorganization transactions.

What are the risks I should consider in deciding whether to vote for the operating agreement amendment and the merger?

Some of the risks associated with the reorganization transactions include the following:

•	an active trading market for the common stock of Summit REIT may never develop following the IPO, which could have an adverse effect on the value of the OP units;

•	Summit REIT’s common stock price and trading volume may be volatile;

•	you will receive a fixed number of OP units in the merger, regardless of the initial public offering price, or the IPO price, of the common stock of Summit REIT.

•	the IPO price of the common stock of Summit REIT may be less than the assumed value used to determine the OP units issued in the merger, resulting in an immediate reduction in the value of the merger consideration;

•	after the closing of the IPO and the merger, the LLC’s former Class A and Class A-1 members will no longer be entitled to priority distributions over other OP unitholders;

•	the market price of the common stock of Summit REIT could decline after the merger and IPO and before OP unitholders are able to redeem their OP units under the terms of the limited partnership agreement;

•	the terms of the reorganization transactions were not negotiated at arm’s length and managers and executive officers of the LLC will receive benefits in the reorganization transactions that are different from those received by other LLC members;

•	the management team of Summit REIT has no experience operating a REIT, which limits your ability to evaluate a key component of the REIT’s business strategy and growth prospects and increases your investment risk;

•	requirements relating to qualification as a REIT limit certain aspects of the LLC’s current business plan;

•	we cannot assure you of the REIT’s or the OP’s ability to make cash distributions with respect to REIT common stock and OP units, as cash available for distribution may not be sufficient to make distributions at expected levels;

•	Summit REIT may be required to issue shares of its common stock to its stockholders in order to meet its distribution requirements under the Internal Revenue Code of 1986, as amended, or the Code, which could decrease the market price of Summit REIT’s common stock and depress the value of the OP units;

•	we may use borrowed funds or funds from other sources to make distributions, which may adversely impact our operations;

•	Summit REIT may use a portion of the net proceeds from the IPO to make distributions to Summit REIT’s stockholders and to OP unitholders, which would, among other things, reduce our cash available to acquire hotels or improve existing hotels;

•	the exchange of LLC membership interests for OP units, the contribution to the OP of IPO proceeds by Summit REIT, the repayment of a portion of the LLC’s liabilities or the reallocation of certain of the LLC’s liabilities to Summit REIT pursuant to the reorganization transactions may cause LLC members to recognize taxable income or gain;

•	subsequent events, such as repayment of debt or sale of hotel properties, may cause LLC members to recognize gain that was otherwise deferred in the reorganization transactions;

•	if you exercise your redemption right during the two-year period following the IPO, you may recognize some or all of the built-in gain in your membership interests that otherwise would have been deferred at the time of the reorganization transactions;

•	leasing hotels to a “taxable REIT subsidiary,” or TRS, in accordance with the REIT requirements will increase Summit REIT’s overall tax liability compared to the LLC’s current structure; and

•	Summit REIT may be unable to comply with the strict income distribution requirements applicable to REITs, or compliance with these requirements could adversely affect its financial condition.

Additionally, as a result of the distribution requirements applicable to REITs, Summit REIT will be unable to retain earnings as it is required each year to distribute to stockholders at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gain. To the extent that Summit REIT does not distribute 100% of its REIT taxable income, it will be taxed on any undistributed amounts. In addition, there can be no assurance that Summit REIT will be able to meet the distribution and other REIT qualification requirements. If Summit REIT does not have access to the funds required to make these distributions, it may have to raise debt or equity capital on unfavorable terms, pay taxable stock dividends or sell assets at inopportune times.

You should also consider the specific factors discussed in the section entitled “Risk Factors” beginning on page 15.

The Merger

What will I receive in the merger?

If the agreement and plan of merger is approved and the IPO is completed, upon closing of the merger, the Class A, Class A-1, Class B and Class C membership interests in the LLC will convert automatically into

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the right to receive merger consideration in the form of a single class of OP units. The total number of OP units to be received by each class of LLC membership interest is as follows:

	Aggregate Adjusted	Total OP Units
	Capital Contributions	to be Received
	as of June 30, 2010	in the Merger

Class A	$119,138,717	6,283,197
Class A-1	44,237,893	2,433,040
Class B	6,687,944	352,712
Class C	17,540,183	925,043

Total	$187,604,737	9,993,992

You will receive a fixed number of OP units in the merger based on the number of OP units allocated to each class of membership interest in the LLC that you own and the ratio of your adjusted capital contribution, as indicated on your notice and voting letter enclosed with this proxy statement/prospectus, to the total adjusted capital contributions with respect to all membership interests of that class. Generally, the amount of your adjusted capital contribution equals the cash amount you invested or were allocated in the LLC or, for those members who received membership interests at the formation of the LLC, as determined pursuant to the roll-up transactions. The aggregate merger consideration was determined based on management’s current valuation of the LLC and utilizing an assumed value per OP unit of $15.00, the mid-point of the estimated IPO price range. The IPO price may be greater or less than the mid-point of the estimated range and may fall outside the currently estimated range of $14.00 to $16.00 per share. The number of OP units will not be adjusted based on the IPO price. The IPO price, and thus the implied value of the OP units distributed as merger consideration, will be determined in connection with the pricing of the IPO by and in the complete discretion of Summit REIT’s board after you have voted on the merger. The market price of Summit REIT’s common stock will vary in the trading market following the IPO. The board of Summit REIT has not established a minimum price per share in the IPO.

Will I receive any of my accrued but unpaid priority returns on my membership interests in the LLC?

Yes.  If the merger and IPO are completed, priority returns on Class A and Class A-1 membership interests that are accrued and unpaid through August 31, 2010 under the terms of the LLC’s operating agreement will be paid to you at or prior to closing of the merger. Accrued and unpaid priority returns on Class A and Class A-1 membership interests for the period of September 1, 2010 through the business day immediately prior to the closing date of the merger may be paid with the LLC’s available cash flow, if any, subject to certain limitations. Based on our current estimates of future cash flows, we may not have cash available for payment of these amounts. Furthermore, if the IPO and the merger are not completed, we cannot assure you that any of your accrued but unpaid priority returns will be paid.

Will I be able to sell or transfer my OP units?

Under the terms of the limited partnership agreement of the OP, OP units cannot be sold or transferred during the 12-month period following their issuance and thereafter only with the consent of Summit REIT in its sole discretion. Beginning 12 months after completion of the merger, OP units will be redeemable by the holder, on the first day of each calendar quarter after 60 days’ advance written notice, for cash based on an average of the then-current market price of the REIT common stock or, at the election of the OP, shares of Summit REIT common stock, on a one-for-one basis. Your ability to sell Summit REIT common stock you receive upon redemption is subject to the risk that an active market for the REIT common stock may not develop as described in “Risk Factors—Risks Related to This Transaction.” A redemption of some or all of your OP units within two years of the IPO may result in additional gain recognition, as described in “Material Federal Income Tax Considerations—Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units—Disguised Sale.” Summit REIT intends to apply to list its common stock on the NYSE under the symbol “INN.”

Do I have appraisal rights in connection with the merger?

No.

The IPO

What is an IPO?

An IPO, or initial public offering, is the initial sale of stock by a company to the public in an underwritten stock offering registered with the SEC. Upon completion of the IPO, Summit REIT’s common stock is expected to become listed for trading on the NYSE under the symbol “INN.”

Has a minimum price been set for the IPO?

No.

Can I buy shares of Summit REIT common stock in the IPO?

Yes, you may buy shares in the IPO if you establish a securities account with one of the investment banking firms underwriting the IPO. At our request, the underwriters intend to reserve a portion of the shares of Summit REIT common stock to be offered in the IPO for sale to members of the LLC as well as directors, officers, employees and other persons associated with Summit REIT. In order to purchase shares of Summit REIT common stock in the IPO, you must commit to purchase from an underwriter or selected dealer at the same time as the general public and follow certain other procedures.

How much stock is Summit REIT selling to the public in the IPO?

The amount of REIT common stock to be sold in the IPO depends upon market conditions present at the time of the IPO and will be determined by Summit REIT and the underwriters. Summit REIT currently anticipates that it will sell approximately 18,866,667 shares of its common stock in the IPO.

What does Summit REIT expect to do with the proceeds from the IPO?

Summit REIT expects the estimated net proceeds of the IPO to be approximately $260.2 million (net of underwriting fees and expenses related to the IPO and the merger) based on the mid-point of the estimated IPO price range. Summit REIT will contribute the net proceeds of the IPO to the OP in exchange for a number of OP units equal to the number of shares of REIT common stock that will be outstanding following the IPO. The OP will use the net proceeds to repay approximately $225.2 million of the LLC’s existing indebtedness, fund capital improvements to existing hotels and for general corporate purposes, including potential future hotel acquisitions.

When will the IPO price be determined?

The IPO price for Summit REIT’s common stock will be determined at the pricing of the IPO, which will be after the special meeting to vote on the merger. Summit REIT intends to apply to list its common stock on the NYSE. Summit REIT’s common stock will trade at varying prices that will depend upon a number of factors, including market conditions, Summit REIT’s net income and operating performance, and Summit REIT’s performance relative to that of comparable companies with publicly traded stock. Summit REIT’s common stock price will fluctuate based on these factors and at any time may be more or less than the IPO price. There will be no available market price for the OP units.

When will the merger and IPO be completed?

It is difficult to predict, but timing of the transactions depends to a great extent on the SEC’s review of this proxy statement/prospectus, Summit REIT’s registration statement relating to the IPO and other documents related to the merger and the IPO. We expect to hold the special meeting approximately 30 days after the SEC has completed its review of this proxy statement/prospectus, and we expect to complete the IPO following the special meeting, as soon as the board of directors of Summit REIT, with the advice of its underwriters, deems it advisable. The timing and completion of the IPO depend upon the evaluation by the Summit REIT board of many factors, including lodging industry and general economic conditions and the operating performance of the LLC’s hotels. If the IPO is not completed, the merger will not be completed. Summit REIT’s board of directors may decide not to effect the IPO even if the LLC’s members vote to adopt and approve the merger agreement.

Voting and Information About the Special Meeting

What will be voted on at the special meeting?

(1) A proposal to amend the Third Amended and Restated Operating Agreement for the LLC to provide that the LLC may merge with another entity upon approval of the Class C Member and holders of 51% or more of the voting interests of the Class A and Class A-1 members of the LLC voting together as a group;

(2) A proposal to adopt and approve the agreement and plan of merger between the LLC and the OP;

(3) A proposal to permit adjournment of the special meeting to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the amendment or adopt and approve the agreement and plan of merger.

What vote is required for each proposal?

Holders of membership interests in the LLC at the close of business on October 25, 2010 may vote at the special meeting. The approval of the operating agreement amendment requires the separate approval of the company manager of the LLC, The Summit Group, and the holders of 51% or more of the voting power of the Class A and Class A-1 membership interests, voting together as a group. The agreement and plan of merger cannot be approved and adopted if the operating agreement amendment is not approved. If the amendment is approved, the approval and adoption of the agreement and plan of merger requires the affirmative vote of the Class C member and holders of 51% or more of the voting power of the Class A and Class A-1 membership interests of the LLC voting together as a group. The affirmative vote of the holders of a majority of the voting power of the Class A, Class A-1 and Class C membership interests of the LLC, voting together as a group, is required to approve the adjournment proposal. Pursuant to the LLC’s Third Amended and Restated Operating Agreement, the Class B membership interests do not have any voting rights. Each of the LLC’s executive officers and members of the LLC’s board of managers has informed us that he intends to vote “FOR” each of the proposals at the special meeting, including Mr. Boekelheide, who beneficially owns all of the Class C membership interests as the sole shareholder of The Summit Group. The LLC has entered into a voting agreement with The Summit Group pursuant to which The Summit Group has agreed to vote all of its membership interests in the LLC “FOR” each of the proposals.

How does the board of managers of the LLC recommend I vote on the proposals?

The LLC’s board of managers has determined, based in part on the recommendation of a special committee of its members, that the transactions contemplated by the merger agreement are advisable and in the best interests of the LLC and are fair to and in the best interest of the members of the LLC. Accordingly, the LLC’s board of managers unanimously recommends that you vote:

•	“FOR” the approval and adoption of the amendment to the operating agreement of the LLC;

•	“FOR” the approval and adoption of the agreement and plan of merger; and

•	“FOR” the adjournment proposal.

Has the special committee made a recommendation to the board of managers of the LLC?

Yes. At a meeting held on July 18, 2010, the special committee determined that the merger contemplated by the merger agreement is advisable and in the best interests of the LLC and fair to and in the best interest of its members and should be approved and declared advisable by the LLC’s board of managers.

On August 2, 2010, the LLC’s board of managers held a meeting to consider the proposed reorganization transactions. The special committee reported to the full LLC board of managers the recommendation of the special committee that the LLC’s board of managers approve the merger agreement and recommend its approval by the LLC’s members entitled to vote.

Can I attend the special meeting and vote my membership interests in person?

Yes. All members are invited to attend the special meeting. Members of record on October 25, 2010 can vote in person at the special meeting. If your interests are held by a custodian, then you may not be the member of record and you may vote at the meeting only by proxy.

If my shares are held by a custodian, will my custodian vote my interests for me?

Your custodian may provide you with instructions on voting your membership interests, and you should instruct your custodian to vote your interests according to those instructions. In some cases, your custodian may vote your membership interests for you.

Does the LLC need any approvals other than from the members?

The LLC will need consent from some of its hotel franchisors as a condition to completing the merger. Further, Summit REIT, the OP and the LLC will need to comply with applicable federal and state securities laws, file a certificate of merger as required under the Delaware Revised Uniform Limited Partnership Act and the South Dakota Limited Liability Company Act and obtain various state governmental authorizations.

What should I do now?

After carefully reading and considering the information contained in this proxy statement/prospectus, please find the enclosed proxy card, complete and mail your proxy card in the enclosed postage prepaid envelope, vote by telephone or vote via the Internet as soon as possible so that your membership interests may be voted at the special meeting. Voting by proxy, telephone or Internet permits you to vote at the special meeting without having to attend the special meeting in person.

If you vote by proxy, your proxy card will instruct the persons named on the proxy card to vote your interests at the special meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the adoption and approval of each of the amendment to the operating agreement, the agreement and plan of merger and the adjournment.

If you do not vote or if you abstain, the effect will be a vote against each of the proposals. Your vote is very important.

All proxy cards must be received by Wells Fargo Bank, National Association no later than 12:00 p.m. (noon) Central Time on November 29, 2010 or presented at the special meeting in order to be voted. All telephone or Internet votes must be received no later than 12:00 p.m. (noon) Central Time on November 29, 2010. If you have any questions concerning the election, please call Christopher Eng at (605) 361-9566.

Voting by telephone or on the Internet is fast and convenient, and your vote is immediately confirmed and tabulated. Using the telephone or Internet saves us money by reducing postage and proxy tabulation costs. Voting now will not prevent you from voting your membership interests at the special meeting if you desire to do so as your proxy is revocable.

Can I change my vote after I have mailed my signed proxy card or voted by telephone or Internet?

Yes. You may revoke your proxy and change your vote at any time before your proxy is voted at the special meeting. You can do this by delivering a signed statement to our Corporate Secretary at or prior to the special meeting, by submitting a later vote by telephone or via the Internet, by submitting another proxy card with a later date, or by attending the meeting and voting in person.

Whom should I contact with questions?

If you have any questions about the reorganization transactions, or if you would like additional copies of this proxy statement/prospectus, or a new proxy card, or if you have questions or need assistance with completion of the accompanying proxy card, you should contact Christopher Eng, the Vice President and General Counsel of the LLC, at the principal corporate office located at 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105, (605) 361-9566, ceng@thesummitgroupinc.com.

SUMMARY

This summary highlights selected information contained or incorporated by reference in this proxy statement/prospectus and may not contain all of the information that is important to you. This summary is not intended to be complete and reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this proxy statement/prospectus. To fully understand the reorganization of the LLC’s business, including the merger, the initial public offering of common stock of Summit REIT (the “IPO”) and the other reorganization transactions, and for a more complete description of the terms of the merger, you should read carefully this proxy statement/prospectus, together with the documents referred to in this proxy statement/prospectus. Unless the context otherwise requires, references in this proxy statement/prospectus to the “LLC” refer to Summit Hotel Properties, LLC and its consolidated subsidiaries, including Summit Group of Scottsdale, Arizona, LLC, or Summit of Scottsdale, prior to completion of the merger, references to the “OP” refer to Summit Hotel OP, LP, the successor in the merger to the LLC, and references to the “REIT” or “Summit REIT” refer to Summit Hotel Properties, Inc., a newly formed Maryland corporation, and its consolidated subsidiaries, including Summit Hotel GP, LLC, a Delaware limited liability company that will act as the general partner of the OP. Unless the context suggests otherwise, references to the “reorganization transactions” refer to the merger, the IPO, the contribution to the OP of interests in Summit of Scottsdale and the entry into new hotel management agreements with Interstate Management Company, LLC, or ‘‘Interstate,” and references to “we,” “us” or “our” refer to the OP upon completion of the reorganization transactions or the REIT, as the context requires.

Information about the Companies

Summit Hotel Properties, LLC

2701 South Minnesota Ave.
Suite 6
Sioux Falls, SD 57105
(605) 361-9566

Summit Hotel Properties, LLC is a South Dakota limited liability company referred to in this proxy statement/prospectus as the LLC. The LLC acquires, develops, owns and manages hotels categorized as upscale and mid-scale without food and beverage hotels located throughout the United States. The LLC currently owns or controls 65 hotels in 19 states. With one exception, each hotel is franchised with a nationally recognized hotel brand. The hotels are located primarily in suburban markets with a variety of hotel demand generators, such as tourist attractions, business headquarters and convention centers. Upscale hotels have a small lounge, offer a cooked-to-order breakfast or breakfast buffet, and may offer a light lunch or dinner menu. Hotels categorized as mid-scale without food and beverage are those that do not offer a restaurant or bar. The LLC’s revenues and earnings are derived from hotel operations. All of the LLC’s revenues are derived from rental of guestrooms at its hotels and related services. Related services include: telephone usage fees to guests, hotel meeting room rentals, restaurant and lounge receipts, hotel laundry and valet services, concessions and other sources directly associated with the renting of guestrooms.

Summit Hotel OP, LP

2701 South Minnesota Ave.
Suite 6
Sioux Falls, SD 57105
(605) 361-9566

Summit Hotel OP, LP is a newly formed Delaware limited partnership referred to in this proxy statement/prospectus as the OP. The OP, as a result of the restructuring of the LLC’s business described in this proxy statement/prospectus, is expected to hold or assume, directly or indirectly through its subsidiaries, all of the LLC’s assets and liabilities. Following the reorganization transactions, the OP will become the operating partnership of a newly formed Maryland corporation, Summit REIT, and continue the hotel ownership business conducted by the LLC immediately prior to the reorganization.

Summit Hotel Properties, Inc.

2701 South Minnesota Ave.
Suite 6
Sioux Falls, SD 57105
(605) 361-9566

Summit Hotel Properties, Inc. is a newly formed Maryland corporation referred to in this proxy statement/prospectus as Summit REIT. Summit REIT was organized to continue and expand the hotel ownership business of the LLC through the OP, for which Summit REIT serves as sole general partner. Concurrently with completion of the reorganization, Summit REIT intends to complete the IPO. Following the reorganization and IPO, Summit REIT intends to elect to be treated as a REIT for federal income tax purposes. Summit REIT intends to grow its hotel portfolio through selective acquisitions. Summit REIT has applied to list its shares of common stock on the New York Stock Exchange under the symbol “INN.”

Risks Associated with the Reorganization

The reorganization poses a number of risks to the LLC’s members. The LLC’s members will receive units of limited partnership interest in the OP, or OP units, as a result of the reorganization. There are a number of risks associated with the structure of the reorganization. After the reorganization, Summit REIT will be subject to various risks associated with its business. These risks are discussed in greater detail under the caption “Risk Factors.” You should read and consider all of these risks carefully. Some of these risks include:

•	LLC members will receive a fixed number of OP units in the merger regardless of the IPO price of the common stock of Summit REIT;

•	the IPO price of the common stock of Summit REIT may be less than the $15.00 per share estimated price used to determine the OP units issued in the merger, resulting in an immediate reduction in the implied value of the merger consideration;

•	after the closing of the IPO and the merger, the LLC’s former Class A and Class A-1 members will no longer be entitled to priority distributions over other OP unitholders;

•	the market price of the common stock of Summit REIT could decline after the merger and IPO and before OP unitholders are able to cause their OP units to be redeemed under the terms of the limited partnership agreement, potentially resulting in further reduction in the value of the merger consideration;

•	the terms of the reorganization were not negotiated at arm’s length and managers and executive officers of the LLC will receive benefits in the reorganization that are different from those received by other LLC members;

•	the management team of Summit REIT has no experience operating a REIT, which limits your ability to evaluate a key component of the REIT’s business strategy and growth prospects and increases your investment risk;

•	requirements relating to qualification as a REIT limit certain aspects of the LLC’s current business plan;

•	we cannot assure you of the REIT’s or the OP’s ability to make cash distributions with respect to REIT common stock and OP units, as cash available for distribution may not be sufficient to make distributions at expected levels;

•	Summit REIT may be required to issue shares of its common stock to its stockholders in order to meet its distribution requirements under the Code, which could decrease the market price of Summit REIT’s common stock and depress the value of the OP units;

•	we may use borrowed funds or funds from other sources to make distributions, which may adversely impact our operations;

•	Summit REIT may use a portion of the net proceeds from the IPO to make distributions to Summit REIT’s stockholders and to OP unitholders, which would, among other things, reduce our cash available to acquire hotels or improve existing hotels;

•	the exchange of LLC membership interests for OP units in the reorganization transactions may be a part taxable, part tax-deferred transaction; and

•	subsequent events, such as repayment of debt or sale of hotel properties, may cause LLC members to recognize taxable gain that was otherwise deferred in the reorganization transactions.

The Special Meeting of LLC Members

Date, Time and Place.  The special meeting of LLC Members will be held on Tuesday, November 30, 2010, at the Hilton Garden Inn, 5300 South Grand Circle, Sioux Falls, South Dakota 57108 at 11:00 a.m. local time, and at any adjournment or postponement thereof.

Purpose of the Special Meeting.  At the special meeting, the LLC’s members will be asked to consider and vote upon:

•	a proposal to amend the LLC’s operating agreement;

•	a proposal to adopt and approve the agreement and plan of merger by and between the LLC and the OP; and

•	a proposal to permit adjournment of the special meeting to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the amendment or adopt and approve the agreement and plan of merger.

Record Date; Shares Entitled to Vote; Quorum.  Only Class A, Class A-1 and Class C members of record at the close of business on October 25, 2010, the record date for the special meeting, will be entitled to notice of and to vote at the special meeting. At the close of business on the record date for the special meeting, membership interests representing 92.6% of the total membership interests in the LLC were outstanding and entitled to vote, including 41.7% represented by Class A membership interests, 7.4% represented by Class A-1 membership interests and 43.5% represented by the Class C member. Pursuant to the LLC’s Third Amended and Restated Operating Agreement, Class B membership interests, representing 7.4% of the LLC, are not entitled to notice of or vote at the special meeting. As of the close of business on the record date for the special meeting, executive officers and managers of the LLC held an aggregate of approximately 9.12% of the Class A, approximately 1.32% of the Class A-1 and 100% of the Class C voting interests entitled to vote at the special meeting. Your voting interest in the LLC equals your membership, or percentage, interest in the LLC. Absent subsequent investments, your voting interest does not change over time, except as diluted by the issuance of new membership interests in the LLC in subsequent offerings. Your voting interest is listed on the notice and voting letter enclosed with this proxy statement/prospectus. Each of the LLC’s executive officers and members of the LLC’s board of managers has informed us that he intends to vote “FOR” each of the proposals at the special meeting, including Mr. Boekelheide, who beneficially owns all of the Class C membership interests as sole shareholder of The Summit Group. The LLC has entered into a voting agreement with The Summit Group pursuant to which The Summit Group has agreed to vote all of its membership interests in the LLC “FOR” each of the proposals. The presence in person or by proxy of the holders of a majority in voting power of the membership interests entitled to vote at the special meeting will constitute a quorum for the transaction of business at the meeting and any adjournments or postponements thereof.

Vote Required

The Amendment.  The separate approval of the company manager, The Summit Group, and the affirmative vote of 51% or more of the voting power of the Class A and Class A-1 membership interests of the LLC, voting together as a group, either in person or by proxy, is required to approve the amendment to the operating agreement. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or if you “ABSTAIN” from voting on approval of the amendment, the effect will be the same as a vote against the amendment.

The Merger.  If the amendment is approved, the affirmative vote of the Class C member, voting separately, and 51% or more of the voting power of the Class A and Class A-1 membership interests voting together as a group, either in person or by proxy, is required to adopt and approve the agreement and plan of merger. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or if you “ABSTAIN” from voting on adoption of the agreement and plan of merger, the effect will be the same as a vote against the adoption of the agreement and plan of merger.

Adjournment of the Special Meeting.  The affirmative vote of a majority of the voting power of the Class A, Class A-1 and Class C membership interests voting together as a group, either in person or by proxy, is required to adjourn the special meeting to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the amendment or adopt and approve the agreement and plan of merger. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or if you “ABSTAIN” from voting on approval of the adjournment, the effect will be the same as a vote against the adjournment of the special meeting.

Membership Interests Entitled to Vote Held by Managers and Executive Officers of the LLC.  On the record date, the managers and executive officers of the LLC owned and were entitled to vote an aggregate of 9.12% of the total Class A membership interests, 1.32% of the total Class A-1 membership interests and 100% of the total Class C membership interests entitled to vote at the special meeting. The company manager, The Summit Group, is wholly owned by the LLC’s chief executive officer and manager, Mr. Boekelheide. The Summit Group has entered into a voting agreement to vote “FOR” each of the proposals.

Voting Methods Other Than Attendance at the Special Meeting

Voting By Proxy Card

Enclosed with this proxy statement/prospectus is a proxy card. Please promptly complete, sign and return this proxy card in the enclosed postage pre-paid envelope. This proxy card will enable your membership interests to be voted according to your instructions without you having to attend the special meeting in person.

Voting by Telephone

To vote by telephone, please dial 1-800-560-1965. Please have your proxy card with you when you call, because you will need certain identifying information included on the proxy card to vote by telephone. Once you establish contact, follow the voice prompts to complete the voting by telephone.

Voting via the Internet

To vote via the Internet, please log on to www.eproxy.com/summit. Please have your proxy card with you when you log on, because you will need certain identifying information included on the proxy card to vote via the Internet. Once you establish contact, follow the instructions to complete the voting via the Internet.

Overview of the Amendment and the Reorganization

The board of managers of the LLC has approved an amendment to the Third Amended and Restated Operating Agreement for the LLC and approved and adopted an agreement and plan of merger that provides for a corporate reorganization of the LLC in a merger transaction pursuant to which the LLC proposes to merge with and into the OP. At the same time, Summit REIT would conduct an IPO. Following the IPO, the OP would become the operating partnership of Summit REIT. The reorganization and IPO consist of the following key components:

•	an amendment of the LLC’s operating agreement to provide that the Class C member, voting separately, and 51% or more of the Class A and Class A-1 membership interests, voting together as a group, are required to approve a merger of the LLC;

•	a merger transaction resulting in the LLC merging into the OP with the OP as the surviving entity in the merger and the successor to the properties and other assets of the LLC;

•	each member of the LLC receiving merger consideration in the form of OP units;

•	Summit REIT raising additional equity capital through the IPO of approximately $260.2 million in net proceeds, based on the mid-point of the estimated IPO price range; and

•	the OP becoming the operating partnership of Summit REIT.

In separate transactions:

•	the OP will acquire the outstanding ownership interests not currently held by the LLC in Summit Group of Scottsdale in exchange for OP units to be issued in a separate private placement to an independent third-party investor and to The Summit Group, which is wholly owned by the LLC’s chief executive officer and manager, Mr. Boekelheide; and

•	The Summit Group will transfer and sell its hotel management contracts for the LLC’s hotels to an independent hotel manager.

We have entered into binding contribution agreements with each of the unaffiliated third-party investor and The Summit Group for acquisition of the Summit of Scottsdale interests and issuance of the OP units in exchange for those interests. Those transactions also will be completed concurrently with completion of the merger and the IPO. You will not be entitled to vote upon, nor will you receive any proceeds from, either of these two transactions.

Background and Reasons for the Amendment and the Reorganization

The Third Amended and Restated Operating Agreement for the LLC does not include provisions regarding the vote required to approve a merger of the LLC. The proposed amendment would set the parameters for the members of the LLC to vote on a merger. If the amendment is approved, the vote of holders of 51% or more of the Class A and Class A-1 membership interests of the LLC, voting together without regard to class, and the Class C member, voting separately, would be required to approve a merger.

Beginning in early 2009, the LLC’s executive team and its board of managers began to formally evaluate strategic options available to reduce the LLC’s debt (including the debt payable to Fortress Credit Corp, originally scheduled to mature in March 2010), and provide the LLC the financial flexibility to resume growth once economic conditions stabilize. Management of the LLC believed the LLC’s strong historical operating history, anticipated improving market conditions in the lodging sector, and the anticipated availability of distressed hotel property sales over the next several years provided significant opportunities for the LLC if it could raise additional capital and reduce debt, in particular, the Fortress debt. Management and the board of the LLC explored multiple options, including commercial or institutional lender financing, additional private offerings of securities, sale of significant equity securities to a strategic partner, sales of hotels and an initial public offering and ultimately determined that the merger and IPO represented the optimal strategy for the LLC at this time.

Structure and Completion of the Merger

The board of managers of the LLC has unanimously approved the agreement and plan of merger and has determined that the merger is fair to and in the best interests of the LLC members. The LLC will be merged with and into the OP, which will serve as the operating partnership of Summit REIT. Simultaneously, Summit REIT intends to conduct the IPO.

Merger Consideration

If the merger agreement is approved and the IPO is completed, upon closing of the merger, the Class A, Class A-1, Class B and Class C membership interests in the LLC will automatically receive merger consideration in the form of a single class of OP units. You will receive a fixed number of OP units in the merger based on the number of OP units allocated to each class of membership interest in the LLC that you own and the ratio of your adjusted capital contribution, as indicated on your notice and voting letter enclosed with this proxy statement/prospectus, to the total adjusted capital contributions with respect to all membership interests of that class, without regard to your sharing ratio described in the LLC’s operating agreement. Generally, the amount of your adjusted capital contribution equals the cash amount you invested or were allocated in the LLC as adjusted at the time of the 2004 LLC roll-up transaction. The aggregate merger consideration was determined utilizing an assumed value of OP units of $15.00, the mid-point of the estimated IPO price range and the currently projected valuation of the LLC. The IPO price may be greater or less than the mid-point of the estimated range and may fall outside the estimated range of $14.00 to $16.00 per share. The number of OP units will not be adjusted based on the IPO price. The IPO price, and thus the implied value of the OP units distributed as merger consideration, will be determined in connection with the pricing of the IPO by and in the complete discretion of Summit REIT’s board after you have voted on the merger. The market price of Summit REIT’s common stock will vary in the trading market following the IPO. The board of Summit REIT has not established a minimum price per share in the IPO.

Accrued and Unpaid Priority Returns

If the merger and IPO are completed, priority returns on Class A and Class A-1 membership interests that are accrued and unpaid through August 31, 2010 under the terms of the LLC’s operating agreement will be paid to you at or prior to closing of the merger. Accrued and unpaid priority returns on Class A and Class A-1 membership interests for the period of September 1, 2010 through the business day immediately prior to the closing date of the merger may be paid with the LLC’s available cash flow, if any, subject to certain limitations. Based on our current estimates of future cash flows, we may not have available cash to pay priority returns that accrue after August 31, 2010. However, if the IPO and the merger are not completed, we cannot assure you that any of your accrued but unpaid priority returns will be paid.

Market for OP Units; Listing of REIT Shares

There is currently no public market for your membership interests in the LLC. There will be no public market for the OP units. Upon completion of the IPO, Summit REIT expects its common stock to be listed on the NYSE under the symbol “INN.”

Manner and Procedure for Receiving OP Units

The OP does not expect to issue physical certificates for the OP units you will receive in the merger in exchange for your LLC membership interests. Instead, the OP will record ownership of OP units in the books and records of the OP. Any physical certificate representing LLC membership interests will be deemed cancelled and will no longer represent any ownership interest effective upon closing of the merger.

Opinion of JMP Securities

On July 18, 2010, JMP Securities LLC rendered its opinion to the special committee that, as of that date, assuming, as directed by management of the LLC, a value of the aggregate number of OP units to be issued in the merger of between approximately $140 million and $160 million and based upon and subject to the matters and assumptions contained in its opinion, the consideration to be received by the members of the LLC in the merger was fair to the members from a financial point of view. The LLC does not intend to obtain an additional or updated fairness opinion as of a later date to reflect any changes in market conditions or for any other reason.

Distribution Policy

Generally, holders of OP units will be entitled to receive distributions with respect to the OP units at the same time and in the same amount as the per share dividends paid on Summit REIT’s common stock. Any determination to make distributions to OP unitholders will be at the discretion of the board of directors of Summit REIT as general partner of the OP and will depend upon many factors including the financial position, results of operations, capital requirements, loan covenant compliance, applicable law and other factors affecting the OP and Summit REIT as its board of directors deems relevant. For a summary of historical distributions to LLC members, see “Distribution Policy” on page 80.

Management of the OP and Summit REIT

Upon completion of the reorganization transactions, Summit REIT will be the sole general partner of the OP and will manage the operations of the OP. Summit REIT will be led by Mr. Boekelheide as Executive Chairman and Mr. Hansen as President and Chief Executive Officer. Each of the individuals to be named executive officers of Summit REIT are currently officers or managers of the LLC or affiliates of the LLC. Summit REIT’s board of directors will consist of Messrs. Boekelheide and Hansen and five independent directors not otherwise affiliated with the LLC or Summit REIT.

Interests of Certain Persons in the Reorganization

The chart below sets forth information regarding the adjusted capital contributions that correspond to the LLC membership interests beneficially owned by the managers and certain executive officers of the LLC as of July 31, 2010 and the consideration they will receive in the merger:

	Adjusted Capital Contribution in Summit Hotel Properties, LLC
	Class A	Class A-1	Class B	Class C	Total OP Units
	Membership	Membership	Membership	Membership	to be Received in
Name	Interests	Interests	Interests	Interests	the Merger

Kerry W. Boekelheide	$6,003,831	$—	$3,818,328	$17,540,183	1,443,050
Daniel P. Hansen	—	—	—	—	—
Craig J. Aniszewski	—	—	77,842	—	4,105
Tyler Stowater	755,558	606,241	—	—	73,190
Robert G. Pulver	202,080	—	—	—	10,657
David A. Timpe	—	50,520	—	—	2,779

In addition, upon completion of the merger and the IPO, Messrs. Boekelheide, Hansen and Aniszewski and other executive officers of Summit REIT will receive option awards for the purchase of Summit REIT common stock and enter into employment agreements with Summit REIT that will provide them with cash salary, potential bonus and termination payments as described in “Management of the REIT—Executive Compensation.”

If the merger and IPO are completed, in connection with the transfer and sale to Interstate of the hotel management contracts from The Summit Group, which is wholly owned by Mr. Boekelheide, The Summit Group will receive cash payments from Interstate aggregating approximately $12.8 million.

The OP will also offer to enter into a tax protection agreement with The Summit Group in connection with the reorganization transactions. See “The Reorganization—Tax Protection Agreements.” We anticipate that, pursuant to its tax protection agreement, The Summit Group will guarantee approximately $6 million of the OP’s liabilities following the reorganization transactions. If we fail to meet our obligations under the tax protection agreement, we may be required to reimburse The Summit Group for an estimated amount of the tax liabilities it incurs.

You should be aware that, as a result of these arrangements, managers and executive officers of the LLC have interests in the reorganization that are different from, and in addition to, the interests of other LLC members and, therefore, the managers and executive officers of the LLC may have more incentive than LLC members generally to approve the amendment and the merger agreement.

Description of Material Indebtedness

As of June 30, 2010, the LLC has approximately $424.6 million of aggregate indebtedness. Upon completion of the merger, the OP will succeed to the liabilities of the LLC. Summit REIT will contribute the net proceeds of the IPO to the OP, which expects to use a portion of the net proceeds of the IPO to pay down outstanding indebtedness as follows:

•	approximately $85.4 million to repay the Fortress loan in its entirety;

•	approximately $77.9 million to repay the Lehman Brothers loan in its entirety;

•	approximately $21.4 million to repay the Marshall & Ilsley bank loan in its entirety;

•	approximately $20.0 million to repay the First National Bank of Omaha Acquisition Line loan in its entirety; and

•	approximately $20.4 million to repay the First National Bank of Omaha Credit Pool One loan in its entirety.

After application of the net proceeds as described above, Summit REIT will have approximately $199.4 million of indebtedness outstanding. For more information on each of these loan agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 148.

Regulatory Approvals

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the reorganization pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the Delaware Revised Uniform Limited Partnership Act and the South Dakota Limited Liability Company Act, and various state governmental authorizations.

Qualification of Summit REIT as a REIT

Summit REIT intends to elect to be treated as a REIT for federal income tax purposes commencing with its short taxable year ending December 31, 2010. As a REIT, Summit REIT will generally not be subject to federal income tax on its REIT taxable income that it distributes to its stockholders. Summit REIT’s qualification as a REIT will depend upon its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of its gross income, the composition and value of its assets, its distribution levels to stockholders and ownership of its shares. See “Material Federal Income Tax Considerations—Taxation of Summit Hotel Properties, Inc. as a REIT” for a more complete discussion.

Absence of Appraisal Rights

The LLC’s members will not be entitled to dissenters’ or appraisal rights as a result of the merger.

List of Members

LLC members may, upon written request stating the purpose, at any reasonable time, for any proper purpose and at their own expense, examine and copy a list of the LLC’s members and any other books and records of the LLC. LLC members may also send a representative to the LLC’s registered office to do so on the member’s behalf.

Federal Income Tax Consequences of the Reorganization Transactions

Prior to the merger of the LLC into the OP, the OP will be treated as an entity disregarded for federal income tax purposes as separate from the REIT. Although for state law purposes the OP will be the surviving entity in the merger, the OP will be treated as a continuation of the LLC for federal income tax purposes. In the reorganization transactions, the REIT will be treated as contributing the cash proceeds of the IPO to the OP in exchange for OP units, except to the extent the payment of accrued and unpaid priority returns on the Class A and Class A-1 membership interests as part of the reorganization transactions is recharacterized by the IRS as a “disguised sale” for federal income tax purposes, as described below.

We anticipate that an LLC member will not recognize income, gain or loss for federal income tax purposes in connection with the reorganization transactions as a result of exchanging LLC membership interests for OP units in the merger. An LLC member may recognize gain or income in connection with the reorganization transactions to the extent that the repayment of a portion of the LLC’s liabilities with the cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT causes an LLC member to be treated as receiving a deemed cash distribution that exceeds its adjusted tax basis in its LLC membership interest or causes the LLC member to have to “recapture” losses previously allocated to the LLC member from the LLC. However, we do not anticipate that the repayment of a portion of the LLC’s liabilities with the cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT will cause any LLC member, other than the Class C member, The Summit Group, and certain Class B members, to receive a deemed cash distribution that exceeds its adjusted basis or will cause a member to “recapture” any losses. See “Material Federal Income Tax Considerations—Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units” for additional information.

We anticipate that the Class C member, The Summit Group, and certain Class B members may recognize a taxable deemed cash distribution as a result of the reorganization transactions unless those LLC members take the affirmative measures described below. We will contact those LLC members directly and will provide them with the opportunity to enter into tax protection agreements. Pursuant to those agreements, those LLC members will be given the opportunity to guarantee a portion of the OP’s liabilities, or, alternatively, enter into a deficit restoration obligation, both of which are intended to cause a special allocation of liabilities to those LLC members to prevent them from recognizing a taxable deemed cash distribution in connection with the reorganization transactions. The OP will also enter into tax protection agreements with other LLC members, including Class A and Class A-1 members, who provide the OP with information indicating that they would recognize a taxable deemed cash distribution in connection with the reorganization transactions unless additional liabilities are allocated to them. For a discussion of such tax protection agreements, see “The Reorganization—Tax Protection Agreements.”

The payment of the accrued and unpaid priority returns on the Class A and Class A-1 membership interests as part of the reorganization transactions could be treated as a taxable “disguised sale” of a portion of such LLC membership interests. We will receive an opinion of counsel that the payment of the accrued and unpaid priority returns should not be treated as a disguised sale for federal income tax purposes. No assurance can be provided that the IRS will not successfully challenge that position.

For a more complete discussion of the tax consequences of the reorganization transactions, see “Material Federal Income Tax Considerations.” You are strongly urged to consult your tax advisor about tax consequences to you of the reorganization transactions.

Accounting Treatment for the Merger

Following the merger, the OP will continue the business and operations of the LLC. The OP will not have operations prior to the merger. Immediately following the merger, the OP will own, directly or indirectly through its subsidiaries, all of the LLC’s owned real property and assume all of the liabilities of the LLC immediately prior to the merger. For accounting purposes, however, the LLC will be the acquiror in the merger. The historical consolidated financial statements of the LLC will be presented as the historical consolidated financial statements of the OP and Summit REIT after the merger. Accordingly, at the time of the merger, the consolidated balance sheet of the OP and Summit REIT will include the owned real property and the related mortgage indebtedness of the LLC. Following the merger, the statement of operations and cash flows of the OP and Summit REIT will reflect the ownership and operation of the hotels owned by the LLC prior to the merger and the repayment of indebtedness with the IPO proceeds.

Conditions to the Merger

The merger will not occur unless all of the following conditions have been waived or satisfied:

•	the registration statement filed on Form S-4, of which this proxy statement/prospectus is a part, has been declared effective by the Securities and Exchange Commission, or the SEC;

•	the amendment to the operating agreement has been separately approved by the company manager and by holders of 51% or more of the voting power of the Class A and Class A-1 membership interests, voting together as a group;

•	the merger agreement has been approved by the Class C member, voting separately, and holders of 51% or more of the Class A and Class A-1 membership interests, voting together as a group;

•	the registration statement filed on Form S-11 with respect to the issuance of shares of REIT common stock in the IPO has been declared effective by the SEC and the IPO has been completed;

•	the shares of REIT common stock issuable in the IPO have been approved for listing on the NYSE;

•	the OP has entered into binding agreements to acquire all of the membership interests in Summit of Scottsdale not currently held by the LLC;

•	the limited partnership agreement of the OP has been amended and restated in substantially the form of Annex C to this proxy statement/prospectus;

•	the hotel management agreements in effect between The Summit Group, which is wholly owned by Mr. Boekelheide, and the LLC and Summit of Scottsdale have been assigned by The Summit Group to an “eligible independent contractor” as defined by the Code prior to the effective time of the merger;

•	all material approvals and consents, if any, necessary in connection with completion of the merger have been obtained;

•	the representations and warranties of each of the parties are true and correct in all material respects as of the closing date of the merger; and

•	no statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the merger.

The LLC may terminate the agreement and plan of merger if the merger has not occurred by September 30, 2011. The OP may terminate the agreement and plan of merger at any time if the REIT elects not to pursue the IPO.

Summary Pro Forma Financial Data of the OP

You should read the following summary pro forma financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma condensed consolidated financial statements and the consolidated financial statements, including the related notes of the LLC, which we consider our accounting predecessor, appearing elsewhere in this proxy statement/prospectus.

The following unaudited summary pro forma financial information is presented to reflect:

•	the contribution of approximately $260.2 million of net proceeds of the IPO of 18,866,667 shares of common stock of Summit REIT at an assumed IPO price of $15.00 per share to the OP in exchange for OP units that represent an approximate 65% partnership interest in the OP, including the sole general partnership interest;

•	the contribution to the OP of the membership interests in Summit of Scottsdale held by The Summit Group and an unaffiliated third-party investor in exchange for an aggregate of 106,008 OP units;

•	the merger of the LLC with and into the OP, with the LLC as the acquirer for accounting purposes, and the issuance by the OP of an aggregate of 9,993,992 OP units to the Class A, Class A-1, Class B and Class C members of the LLC in exchange for their membership interests in the LLC;

•	the repayment or extinguishment of approximately $225.2 million of outstanding indebtedness and the payment of estimated costs and expenses of approximately $3.8 million in connection with the retirement of this indebtedness; and

•	the payment by the OP of approximately $3.6 million of expenses related to the reorganization transactions.

Following completion of the merger, the historical consolidated financial statements of the LLC predecessor will become the historical consolidated financial statements of the OP, and the assets and liabilities will be recorded at their respective historical carrying values as of the date of completion of the merger.

The unaudited pro forma balance sheet data appearing below assumes each of these transactions occurred on June 30, 2010. The unaudited pro forma statements of operations and other operating data assume each of these transactions occurred on January 1, 2007.

In the opinion of our management, all material adjustments to reflect the effects of the preceding transactions have been made. The unaudited pro forma balance sheet data is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position would have been had the transactions referred to above occurred on June 30, 2010, nor does it purport to represent our future financial position. The unaudited pro forma condensed statements of operations and other operating data are presented for illustrative purposes only and are not necessarily indicative of what our actual results of operations would have been had the transactions referred to above occurred on January 1, 2007, nor do they purport to represent our future results of operations.

The following table presents our unaudited pro forma balance sheet data as of June 30, 2010 (dollars in thousands):

Pro Forma as of
June 30, 2010
(Unaudited)

Assets
Cash and cash equivalents	$34,287
Property and equipment, net	460,632
Other assets	39,365
TOTAL ASSETS	$534,284

Liabilities and Partners’ Equity
Other liabilities	$11,977
Mortgages and notes payable	199,440

Total liabilities	211,417

Partners’ equity	322,867

TOTAL LIABILITIES AND PARTNERS’ EQUITY	$534,284

The following table presents our unaudited pro forma statement of operations and other data for the six months ended June 30, 2010 and for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands, except per-share data):

	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	Six Months Ended	Year Ended	Year Ended	Year Ended
	June 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Room revenues	$65,939	$118,960	$132,797	$112,044
Other hotel operations revenues	1,273	2,240	2,310	1,845

Total Revenue	67,212	121,200	135,107	113,889

Expenses(1)
Hotel operating expenses:
Rooms	20,048	36,720	36,517	30,118
Other direct	8,287	18,048	19,832	19,710
Other indirect	18,303	33,499	32,937	26,672
Other	302	681	331	481

Total hotel operating expenses	46,940	88,948	89,617	76,981

	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	Six Months Ended	Year Ended	Year Ended	Year Ended
	June 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Depreciation and amortization	13,288	23,088	21,398	15,334
Corporate general and administrative:
Salaries and other compensation	1,683	3,564	3,564	3,564
Equity-based compensation	699	1,337	1,337	1,337
Other	916	1,633	1,633	1,633
Hotel property acquisition costs	56	1,389	1,571	1,640
Loss on impairment of assets	—	7,506	—	—

Total expenses	63,582	127,465	119,120	100,489

Income (loss) from operations	3,630	(6,265)	15,987	13,400

Other Income (expense):
Interest income	24	50	195	446
Interest expense	(5,199)	(9,052)	(10,569)	(7,780)
Loss on disposal of assets	(40)	(4)	(390)	(652)

Total other expense	(5,215)	(9,006)	(10,764)	(7,986)

Income (loss) from continuing operations	(1,585)	(15,271)	5,223	5,414

Net income (loss) before income taxes	(1,585)	(15,271)	5,223	5,414

Income tax expense	(500)	(840)	(930)	(790)

Net income (loss)	$(2,085)	$(16,111)	$4,293	$4,624

Pro forma net income (loss) from continuing operations per unit:
Basic and Diluted	($0.05)	($0.53)	$0.18	$0.19
Pro forma weighted-average number of units outstanding:
Basic and Diluted	28,966,667	28,966,667	28,966,667	28,966,667
Other Data: (Unaudited)
FFO(2)	$11,203	$6,977	$25,691	$19,958
EBITDA(3)	$16,878	$16,819	$36,995	$28,082
Net increase (decrease) in cash	$26,189	$(9,914)	$10,377	$(223)
Net cash from operating activities	$12,163	$11,181	$27,913	$26,226
Distributions	$535	$12,271	$26,703	$24,840
Net income (loss) per unit	$(0.07)	$(0.56)	$0.15	$0.16
Book value per unit	$11.15	$—	$—	$—
Distributions per unit	$0.02	$0.42	$0.92	$0.86
Ratio of earnings to fixed charges	$1.30	$2.69	$1.49	$1.70

(1)	Historically, our predecessor segregated its operating expenses (direct hotel operations expense, other hotel operating expense, general, selling and administrative expense and repairs and maintenance) from its other operating expenses, such as depreciation and amortization and impairment losses. Following completion of this offering, we intend to reclassify our operating expenses into categories of hotel operating expenses (room expenses, other direct expenses, other indirect expenses and other expenses) and reclassify our predecessor’s historical items of hotel operating expense to increase the comparability of our hotel operating expenses and our hotel operating results with those of other publicly traded hospitality REITs. Accordingly, historical balances included in our predecessor’s:

• direct hotel operations expense related to (1) wages, payroll taxes and benefits, linens, cleaning and guestroom supplies and complimentary breakfast will be reclassified to rooms expense in our consolidated statements of operations and (2) franchise fees will be reclassified to other indirect expense in our consolidated statements of operations;

• other hotel operating expenses related to (1) utilities and telephone will be reclassified to other direct expenses in our consolidated statements of operations and (2) real and personal property taxes, insurance and cable will be reclassified to other indirect expenses in our consolidated statements of operations;

• general, selling and administrative expenses related to (1) office supplies, advertising, miscellaneous operating expenses and bad debt expense will be reclassified to other direct expenses in our consolidated statements of operations, (2) credit card/travel agent commissions, management company expenses, management company legal and accounting fees and franchise fees will be reclassified to other indirect expenses in our consolidated statements of operations, (3) hotel development and startup costs will be reclassified to hotel property acquisition costs in our consolidated statements of operations and (4) ground rent and other miscellaneous expenses will be reclassified to other expenses in our consolidated statements of operations; and

• repairs and maintenance will be reclassified to other direct expenses in our consolidated statements of operations.

On a pro forma basis, the reclassification reduces total hotel operating expenses (direct hotel operations expense, other hotel operating expense, general, selling and administrative expense and repairs and maintenance) by $56,000 for the six months ended June 30, 2010 and $1.4 million, $1.6 million and $1.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. The reclassification does not impact amounts reported by our predecessor as total expenses (total hotel operating expenses, depreciation and amortization and loss on impairment of assets), income from operations, total other income, income (loss) from continuing operations, income (loss) from discontinued operations, net income (loss) before income taxes or net income (loss). See “Unaudited Pro Forma Condensed Consolidated Financial Information” for additional information.

(2)	As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations, or FFO, represents net income or loss (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate depreciation and amortization (excluding amortization of deferred financing costs). We present FFO because we consider it an important supplemental measure of our operational performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, room rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

We caution investors that amounts presented in accordance with our definitions of FFO may not be comparable to similar measures disclosed by other companies, since not all companies calculate this non-GAAP measure in the same manner. FFO should not be considered as an alternative measure of our net income (loss) or operating performance. FFO may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that FFO can enhance your understanding of our financial condition and results of operations, this non-GAAP financial measure is not necessarily a better indicator of any trend as compared to a comparable GAAP measure such as net income (loss).

Below, we include a quantitative reconciliation of pro forma FFO to the most directly comparable GAAP financial performance measure, which is pro forma net income (loss) (dollars in thousands):

			Pro Forma	Pro Forma
	Pro Forma	Pro Forma	Year Ended	Year Ended
	Six Months Ended	Year Ended	December 31,	December 31,
	June 30, 2010	December 31, 2009	2008	2007

Net income (loss)	$(2,085)	$(16,111)	$4,293	$4,624
Depreciation and amortization	13,288	23,088	21,398	15,334

Funds from Operations	$11,203	$6,977	$25,691	$19,958

(3)	EBITDA represents net income or loss, excluding: (i) interest; (ii) income tax expense; and (iii) depreciation and amortization. We believe EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results. Our management also uses EBITDA as one measure in determining the value of acquisitions and dispositions.

We caution investors that amounts presented in accordance with our definitions of EBITDA may not be comparable to similar measures disclosed by other companies, since not all companies calculate this non-GAAP measure in the same manner. EBITDA should not be considered as an alternative measure of our net income (loss) or operating performance. EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that EBITDA can enhance your understanding of our financial condition and results of operations, this non-GAAP financial measure is not necessarily a better indicator of any trend as compared to a comparable GAAP measure such as net income (loss). Below, we include a quantitative reconciliation of pro forma EBITDA to the most directly comparable GAAP financial performance measure, which is pro forma net income (loss) (dollars in thousands):

	Pro Forma
	Six Months	Pro Forma	Pro Forma	Pro Forma
	Ended	Year Ended	Year Ended	Year Ended
	June 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Net income (loss)	$(2,085)	$(16,111)	$4,293	$4,624
Interest income	(24)	(50)	(195)	(446)
Interest expense	5,199	9,052	10,569	7,780
Income tax expense	500	840	930	790
Depreciation and amortization	13,288	23,088	21,398	15,334

EBITDA	$16,878	$16,819	$36,995	$28,082

RISK FACTORS

An investment in OP units involves risks. Before you vote on the proposals, you should carefully consider the following risk factors, which address the material risks of the merger, the business and an investment in OP units, together with the other information contained in this proxy statement/prospectus. By voting in favor of the merger, you will be choosing to change your investment from a membership interest in the LLC to a limited partnership interest in the OP. If any of the risks discussed in this proxy statement/prospectus occur, the OP’s business, prospects, financial condition, results of operation and ability to service debt and make distributions to OP unitholders could be materially and adversely affected, the value of the OP units could decline significantly and you could lose all or a part of your investment. Some statements in this proxy statement/prospectus, including statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Merger

The historical and pro forma financial information included in this proxy statement/prospectus is not necessarily representative of the results we will achieve as a new company and may not be a reliable indicator of future results.

The historical financial statements of the LLC and the pro forma financial information included in this proxy statement/prospectus are not necessarily indications of the results of operations for future periods.

The pro forma financial information included in this proxy statement/prospectus includes adjustments based upon available information that we believe to be reasonable to reflect these factors. However, the assumptions may change and actual results may differ.

The IPO price of the common stock of Summit REIT may be less than the assumed value used to determine the OP units issuable in the merger, resulting in an immediate reduction in the value of your merger consideration.

In determining the merger consideration allocable to the classes of membership interests in the LLC, the assumed value used for the OP units was $15.00, the mid-point of the estimated IPO price range for Summit REIT’s common stock in the IPO. You will not know the exact value of the OP units you will receive as consideration in the merger at the time you vote on the merger. If the IPO price is less than $15.00, the implied initial value of your OP units will be less than the value used in allocating the merger consideration.

After the closing of the IPO and the merger, the LLC’s former Class A and Class A-1 members will no longer be entitled to priority distributions over other OP unitholders.

Upon completion of the merger, all holders of membership interests of the LLC will receive a single class of OP units in exchange for their existing membership interests. As a result, the former holders of the LLC’s Class B and Class C membership interests, which currently are subordinated to the rights of the Class A and Class A-1 membership interests to receive priority returns with respect to distributions and upon liquidation, will have the same rights as the former holders of the LLC’s Class A and Class A-1 membership interests with respect to distributions from, and liquidation of, the OP. Therefore, after the closing of the IPO and the merger, the LLC’s former Class A and Class A-1 members will no longer be entitled to priority distributions over other OP unitholders.

You will not be able to redeem your OP units until 12 months after completion of the merger. During that time, the price of Summit REIT’s common stock may decline, resulting in a reduction in the value of your OP units.

Pursuant to the OP’s partnership agreement, beginning 12 months after completion of the merger, you may exercise redemption rights that will enable you to cause the OP to redeem your OP units in exchange for cash based on the then-current market price of the REIT’s common stock or, at the OP’s option, shares of Summit REIT common stock on a one-for-one basis. Because the OP units will not be listed or traded on an exchange, you may need to exercise your redemption rights in order to achieve liquidity. If the market price of Summit REIT’s common stock declines prior to exercise of your redemption rights, the value of your OP units will also decline. Therefore, you may not achieve a satisfactory return for your OP units.

Summit REIT’s Chairman, Kerry W. Boekelheide, and other members of its management team exercised significant influence with respect to the terms of the reorganization transactions and the merger consideration may not reflect fair value.

The OP, the LLC and Summit REIT did not conduct arm’s-length negotiations with respect to the terms of the reorganization transactions. In the course of structuring the reorganization transactions, Mr. Boekelheide, who is the sole owner of The Summit Group and other members of Summit REIT’s management team had the ability to influence the type and level of benefits that they will receive in the reorganization transactions. As a result, the amount of merger consideration to be paid in exchange for your LLC membership interests is not a result of arm’s-length negotiations and may not reflect fair value. In addition, Mr. Boekelheide, his affiliates, including The Summit Group and family members have substantial ownership interests in the LLC and the two Scottsdale, Arizona hotels that are being contributed to the OP as part of the reorganization transactions and will receive substantial economic benefits as a result of the reorganization transactions.

The number of OP units issuable to LLC members, including certain of Summit REIT’s executive officers and directors, in the merger was determined based on the LLC’s management team’s valuation of the LLC. The number of OP units issuable upon contribution of the interests in two Scottsdale, Arizona hotels was based on the LLC’s management team’s valuation of these hotels. In each case, the assumed value per OP unit is equal to the mid-point of the estimated IPO price range of Summit REIT’s common stock. Summit REIT’s management team determined the value of the LLC and the Scottsdale hotels by considering various valuation factors and methodologies, including an analysis of market sales comparables, market capitalization rates for other similar hotels, stock prices and trading multiples for publicly traded hotel REITs and general market conditions. The number of OP units issuable in the merger is fixed and will not change if the IPO price is priced below the mid-point of the estimated IPO price range. As a result, the IPO price could be less than the assumed value used to determine the merger consideration.

The LLC’s inability to obtain all material authorizations, consents, approvals and clearances of third parties, including mortgage lenders, in connection with the merger may have a material adverse effect on the LLC’s ability to complete the merger.

Numerous third-party approvals are needed to complete the merger, including approvals of lenders, lessors and hotel franchisors. Although the LLC has commenced the process of seeking the necessary third-party approvals, it currently does not have all the necessary third-party approvals and we cannot assure you that the LLC will be able to obtain these third-party approvals. Some of the approvals we have obtained include customary conditions regarding review of final documents and related matters. The merger may not be completed if these approvals are not obtained or if conditions to the approvals are not met. There may be costs and delays in obtaining the approvals or meeting the conditions to the approvals.

Failure of the OP to qualify as a partnership would subject the OP to entity-level tax, reducing cash available for distribution to the OP unitholders and causing Summit REIT to fail to qualify as a REIT.

Although we will receive an opinion of counsel in connection with the reorganization transactions that the OP will be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation, for federal income tax purposes, we have not requested, and do not intend to request, a ruling from the IRS that the LLC or the OP will be classified as a partnership for federal income tax purposes. There is a risk that the IRS could assert that the OP should be treated as a “publicly traded partnership” for federal income tax purposes, which would result in the OP being taxable as a corporation. See “Material Federal Income Tax Considerations—Tax Status of the OP.”

If for any reason the OP were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the OP would be required to pay income tax at corporate rates on its net income, which would significantly reduce the amounts available for distribution to the OP unitholders. Distributions to the OP’s partners, including OP unitholders, would constitute dividends that would not be deductible in computing the OP’s taxable income. Further, items of income and deduction of the OP would not pass through to its partners, including OP unitholders, and its partners would be treated as stockholders for tax purposes. In addition, the treatment of the OP as a corporation for federal income tax purposes would likely cause Summit REIT to fail to qualify as a REIT unless Summit REIT qualified for certain relief provisions. See “Material Federal Income Tax Considerations—Taxation of Summit Hotel Properties, Inc. as a REIT—Gross Income Tests” and “—Asset Tests.” In addition, any change in the OP’s status for tax purposes might be treated as a taxable event, in which case OP unitholders and Summit REIT might incur tax liability without any related cash distribution.

The exchange of LLC membership interests for OP units, the contribution to the OP of IPO proceeds by Summit REIT, the repayment of a portion of the LLC’s liabilities or the reallocation of certain of the LLC’s liabilities to Summit REIT may cause LLC Members to recognize taxable income or gain.

We anticipate that an LLC member will not recognize income, gain or loss for federal income tax purposes in connection with the reorganization transactions as a result of exchanging LLC membership interests for OP units in the merger. An LLC member may recognize gain or income in connection with the reorganization transactions to the extent that the repayment of a portion of the LLC’s liabilities with cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT causes an LLC member to be treated as receiving a deemed cash distribution that exceeds its adjusted tax basis in its LLC membership interests or causes the LLC member to have to “recapture” losses previously allocated to the LLC member from the LLC. We do not anticipate that the repayment of a portion of the LLC’s liabilities with the cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT will cause any LLC member, except for the Class C member, The Summit Group, and certain Class B members, to receive a deemed cash distribution that exceeds its adjusted basis or cause a member to recapture any losses. However, the analysis of whether an LLC member would experience one of those events is complex and depends, in part, on the LLC member’s individual tax situation. Accordingly, we have had to make certain assumptions in analyzing whether the repayment of a portion of the LLC’s liabilities or the reallocation of certain of the LLC’s liabilities to Summit REIT in connection with the reorganization transactions would cause an LLC member to recognize income, gain or loss for federal income tax purposes. No assurances can be provided that our assumptions will be correct or that the IRS will not successfully challenge our conclusion.

In addition, the payment of accrued and unpaid priority returns on the Class A and Class A-1 membership interests as part of the reorganization transactions could be treated as a taxable “disguised sale” of a portion of such LLC membership interests. We will receive an opinion of counsel that the payment of accrued and unpaid priority distributions should not be treated as a “disguised sale” for federal income tax purposes. The opinion will represent counsel’s legal judgment based on the law in effect as of the date issued and is not binding on the IRS. Accordingly, no assurance can be provided that the IRS will not successfully challenge that opinion.

Accordingly, the exchange of LLC membership interests for OP units, the repayment of a portion of the LLC’s liabilities or the reallocation of certain of the LLC’s liabilities to Summit REIT may cause LLC members to recognize taxable income or gain.

Subsequent events may cause LLC members to recognize gain that was otherwise deferred in the reorganization transactions.

Subsequent events could cause LLC members to recognize gain that was otherwise deferred in the reorganization transactions. Such subsequent events include (i) the sale of individual properties by the OP, particularly those currently held by the LLC and with respect to which the LLC member had substantial deferred gain even before the reorganization transactions; (ii) a distribution by the OP to one or more OP unitholders of a property that the LLC member previously contributed to the LLC; (iii) the refinancing, repayment or other reduction in the amount of existing debt secured by individual properties; (iv) the issuance of additional OP units, which could reduce the LLC member’s share of the OP liabilities; and (v) the elimination of the disparity between the current tax bases of the LLC properties and the “book bases” of the properties. As a general rule, Summit REIT is not required to take into account the tax consequences to, or obtain the consent of, the OP unitholders in deciding whether to cause the OP to undertake specific transactions that could have adverse tax consequences to the OP unitholders. As a result, no assurance can be provided that an LLC member will not recognize gain that was otherwise deferred in the reorganization transactions.

If you exercise your redemption right during the two-year period following the closing of the merger, you may recognize some or all of the built-in gain in your membership interests that otherwise would have been deferred at the time of the reorganization transactions.

The OP unitholders will have redemption rights, which will entitle the OP unitholders (other than Summit REIT) to require the OP to pay the OP unitholder the fair market value of the OP unit in cash, unless the OP elects to require Summit REIT to acquire the OP unit in exchange for a share of Summit REIT’s common stock. If an LLC member that acquires OP units in the reorganization transactions were to exercise the redemption right during the two-year period following the closing of the IPO, there may be a risk that the payment of cash by the OP would result in “disguised sale” treatment for that LLC member, which would cause the LLC member to be treated as having recognized at the time of the reorganization transactions some or all of built-in gain in its membership interests that otherwise would have been deferred in the reorganization transactions. The opinion from Hunton & Williams LLP on the tax consequences of the reorganization transactions assumes that the former LLC members will not exercise their redemption rights within two years of the closing date of the IPO. The OP intends to take the position that an exercise of a redemption right by a former LLC member following the reorganization transactions will not result in disguised sale treatment. There can be no guarantee, however, that the IRS would not successfully challenge this position.

Risks Related to Our Business

Our business strategy depends significantly on achieving revenue and net income growth from anticipated increases in demand for hotel rooms — any delay or a weaker than anticipated economic recovery will adversely affect our future results of operations and our growth prospects.

Our hotel properties experienced declining operating performance across various U.S. markets during the recent economic recession. Our business strategy depends significantly on achieving revenue and net income growth from anticipated improvement in demand for hotel rooms as part of a future economic recovery. We, however, cannot provide any assurances that demand for hotel rooms will increase from current levels. If demand does not increase in the near future, or if demand weakens further, our operating results and growth prospects could be adversely affected. In particular, we already have reduced our operating expenses significantly in response to the recent economic recession and our ability to reduce operating expenses further to improve our operating performance is limited. As a result, any delay or a weaker than anticipated economic recovery will adversely affect our future results of operations and our growth prospects.

Our unseasoned hotels have limited, if any, operating history and may not achieve the operating performance we anticipate, and as a result, our overall returns may not improve as we expect or may decline.

Our unseasoned hotels have experienced extended stabilization periods as a result of the significant decline in general economic conditions. Consequently, many of these hotels continue to generate negative cash flow beyond our original expectations for them. Significant increases in anticipated hotel room supply or decreases in hotel room demand in the markets where any one or more of our unseasoned hotels are located could cause the operating performance of those hotels to be below our original plans for them. If macroeconomic conditions or conditions specific to their markets do not improve significantly or our anticipated improved results for these hotels do not otherwise materialize, our overall returns may not improve as we expect or may decline.

Summit REIT has no operating history as a publicly traded REIT and may not be successful in operating as a publicly traded REIT, which may adversely affect our ability to make distributions.

Summit REIT has no operating history as a publicly traded REIT. The REIT rules and regulations are highly technical and complex. We cannot assure you that our management team’s past experience will be sufficient to successfully operate Summit REIT as a publicly traded REIT, implement appropriate operating and investment policies and comply with Code or Treasury Regulations that are applicable to it. Failure to comply with the income, asset, and other requirements imposed by the REIT rules and regulations could prevent Summit REIT from qualifying as a REIT, and could force it to pay unexpected taxes and penalties which may adversely affect our ability to make distributions.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our management team to manage our day-to-day operations and strategic business direction. The loss of services from any of the members of our management team, particularly our Executive Chairman, Kerry W. Boekelheide, and our President and Chief Executive Officer, Daniel P. Hansen, and our inability to find suitable replacements on a timely basis could have an adverse effect on our operations.

We may be unable to complete acquisitions that would grow our business.

Our growth strategy includes the disciplined acquisition of hotels as opportunities arise. Our ability to acquire hotels on satisfactory terms or at all is subject to the following significant risks:

•	we may be unable to acquire or may be forced to acquire at significantly higher prices desired hotels because of competition from other real estate investors with more capital, including other real estate operating companies, REITs and investment funds;

•	we may be unable to obtain the necessary debt or equity financing to consummate an acquisition or, if obtainable, financing may not be on satisfactory terms; and

•	agreements for the acquisition of hotels are typically subject to customary conditions to closing, including satisfactory completion of due diligence investigations, and we may spend significant time and money on potential acquisitions that we do not consummate.

If we cannot complete hotel acquisitions on favorable terms or at all, our business, financial condition, results of operations and cash flow, the market price per share of our securities and our ability to satisfy our debt service obligations and make distributions could be materially and adversely affected.

We may fail to successfully integrate and operate newly acquired hotels.

Our ability to successfully integrate and operate newly acquired hotels is subject to the following risks:

•	we may not possess the same level of familiarity with the dynamics and market conditions of any new markets that we may enter, which could result in us paying too much for hotels in new markets;

•	market conditions may result in lower than expected occupancy rates and lower than expected room rates;

•	we may acquire hotels without any recourse, or with only limited recourse, for liabilities, whether known or unknown, such as clean-up of environmental contamination, claims by tenants, vendors or other persons against the former owners of the hotels and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the hotels.

•	we may need to spend more than budgeted amounts to make necessary improvements or renovations to our newly acquired hotels; and

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of hotels, into our existing operations.

If we cannot operate acquired hotels to meet our goals or expectations, our business, financial condition, results of operations and cash flow, the market price per share of our common stock and our ability to satisfy our debt service obligations and make distributions could be materially and adversely affected.

We may not succeed in managing our growth, in which case our financial results could be adversely affected.

Our ability to grow our business depends upon our management team’s business contacts and their ability to successfully hire, train, supervise and manage additional personnel. We may not be able to hire and train sufficient personnel or develop management, information and operating systems suitable for our expected growth. If we are unable to manage any future growth effectively, our operations and financial results could be adversely affected.

Upon completion of the reorganization transactions, the management of all of the hotels in our portfolio will be concentrated in one hotel management company.

Upon completion of the reorganization transactions, all of the hotels in our portfolio will be operated by Interstate. This significant concentration of credit and operational risk in one hotel management company makes us more vulnerable economically than if we entered into hotel management agreements with several hotel management companies. Any adverse developments in Interstate’s business and affairs, financial strength or ability to operate our hotels efficiently and effectively could have a material adverse effect on our results of operations. We cannot assure you that Interstate will have sufficient assets, income and access to financing and insurance coverage to enable it to satisfy its obligations to us or effectively and efficiently operate our initial hotel properties. The failure or inability of Interstate to satisfy its obligations to us or effectively and efficiently operate our initial hotel properties would materially reduce our revenues and net income, which could in turn reduce the amount of our distributable cash and cause the market price per share of our securities to decline.

Termination of our hotel management agreements with Interstate may cause us to pay substantial termination fees or to experience significant disruptions at the affected hotels.

If we replace Interstate as the hotel manager of any of our hotels, we may be required to pay a substantial termination fee, and we may experience significant disruptions at the affected hotel. If we experience disruptions at the affected hotel, our financial condition, results of operations and our ability to service debt and make distributions could be materially and adversely affected.

Restrictive covenants in hotel management and franchise agreements could preclude us from taking actions with respect to the sale or refinancing of a hotel that would otherwise be in our best interest.

Hotel management and franchise agreements typically contain restrictive covenants that do not provide us with flexibility to sell or refinance a hotel without the consent of a manager or franchisor. For example, the terms of some of these agreements may restrict our ability to sell a hotel unless the purchaser is not a competitor of the hotel management company, assumes the related agreement and meets specified other conditions. We could be forced to pay consent or possibly termination fees to hotel managers or franchisors under these agreements. As a result of these types of restrictive covenants, we may be precluded from taking actions that would otherwise be in our best interest or could cause us to incur substantial expense.

We may not be able to cause our hotel management companies to operate any of our hotels in a manner satisfactory to us, which could adversely affect our financial condition, results of operations and our ability to service debt and make distributions.

In order for Summit REIT to qualify as a REIT, we cannot operate our hotels. We will lease our hotels to wholly owned subsidiaries of Summit Hotel TRS, Inc., which will be wholly owned by the OP and will elect to be a TRS of Summit REIT. We refer to Summit Hotel TRS, Inc. and its subsidiaries as our “TRS lessees.” Our TRS lessees will, in turn, enter into hotel management agreements with hotel management companies, such as Interstate, that qualify as “eligible independent contractors” to operate our hotels. As a result, our financial condition, results of operations and our ability to service debt and make distributions are dependent on the ability of Interstate and any other hotel management companies that we may retain in the future to operate our hotels successfully. Any failure by our hotel management companies to provide quality services and amenities or maintain a quality brand name and reputation could have a negative impact on their ability to operate our hotels and could have a material and adverse affect our financial condition, results of operations and our ability to service debt and make distributions.

We cannot and will not control the hotel management companies that operate and are responsible for maintenance and other day-to-day management of our hotels, including, but not limited to, the implementation of significant operating decisions. We cannot assure you that our hotel management companies will manage our properties in a manner that is consistent with their obligations under the management agreement or our obligations under our hotel franchise agreements, that our hotel management companies will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, our relationships with the franchisors may be damaged and we may then be in breach of the franchise agreements, and we could incur liabilities resulting from loss or injury to our property or to persons at our properties, any of which could have a material adverse effect on our operating results and financial condition, as well as our ability to pay distributions.

Even if we believe a hotel is being operated inefficiently or in a manner that does not result in satisfactory operating results, we will have limited ability to require the hotel management company to change its method of operation. We generally will attempt to resolve issues with our hotel management companies through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution or arbitration. We would only be able to seek redress if a hotel management company violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Our hotel managers or their affiliates manage, and in some cases own, have invested in, or provided credit support or operating guarantees to hotels that compete with our hotels, all of which may result in conflicts of interest. As a result, our hotel managers may in the future make decisions regarding competing lodging facilities that are not or would not be in our best interest.

Funds spent to maintain franchisor operating standards, the loss of a franchise license or a decline in the value of a franchise brand may have a material adverse effect on our business and financial results.

Our hotels operate under franchise agreements, and the maintenance of franchise licenses for our hotels is subject to our franchisors’ operating standards and other terms and conditions. We expect that franchisors will periodically inspect our hotels to ensure that we, our TRS lessees and our hotel management companies maintain our franchisors’ standards. Failure by us, our TRS lessees or any of our hotel management companies to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we could also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. As a condition of our continued holding of a franchise license, a franchisor could also require us to make capital improvements to our hotels, even if we do not believe the improvements are necessary or desirable or would result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital improvements.

If a franchisor terminated a franchise license, we could try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels, particularly if our hotels become concentrated in a limited number of franchise brands in the future, could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition, results of operations and ability to service debt and make distributions.

Negative publicity related to one of the franchise brands or the general decline of a brand also may adversely affect the underlying value of our hotels or result in a reduction in business.

We will rely on external sources of capital to fund future capital needs, and if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.

In order to qualify as a REIT under the Code, Summit REIT will be required, among other things, to distribute each year to its stockholders at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Because of this distribution requirement, we may not be able to fund, from cash retained from operations, all of our future capital needs, including capital needed to make investments and to satisfy or refinance maturing obligations.

We expect to rely on external sources of capital, including debt and equity financing, to fund future capital needs. Part of our strategy involves the use of additional debt financing to supplement our equity capital. Our ability to effectively implement and accomplish our business strategy will be affected by our ability to obtain and utilize additional leverage in sufficient amounts and on favorable terms. However, the recent U.S. and global economic slowdown has resulted in a capital environment characterized by limited availability of both debt and equity financing, increasing costs, stringent credit terms and significant volatility. If we are unable to obtain needed capital on satisfactory terms or at all, we may not be able to make the investments needed to expand our business, or to meet our obligations and commitments as they mature. Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions, the market’s perception of our current and potential future earnings and cash distributions and the market price of our securities. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable to access the capital markets on a timely basis on favorable terms.

We have a significant amount of debt, and our organizational documents have no limitation on the amount of additional indebtedness that we may incur in the future. As a result, we may become highly leveraged in the future, which could adversely affect our financial condition.

As of June 30, 2010, after giving pro forma effect to the reorganization transactions, we would have had total outstanding indebtedness of approximately $199.4 million, all of which would have been secured indebtedness. In the future, we may incur additional indebtedness to finance future hotel acquisitions and development activities and other corporate purposes. In addition, there are no restrictions in our organizational documents that limit the amount or percentage of indebtedness that we may incur nor restrict the form in which our indebtedness will be incurred (including recourse or non-recourse debt or cross-collateralized debt).

A substantial level of indebtedness could have adverse consequences for our business, results of operations and financial condition because it could, among other things:

•	require us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general purposes, including to pay distributions as currently contemplated or necessary to satisfy the requirements for Summit REIT’s qualification as a REIT;

•	increase our vulnerability to general adverse economic and industry conditions and limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	limit our ability to borrow additional funds or refinance indebtedness on favorable terms or at all to expand our business or ease liquidity constraints; and

•	place us at a competitive disadvantage relative to competitors that have less indebtedness.

The agreements governing our indebtedness place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

The agreements governing our indebtedness that will remain outstanding following completion of the reorganization transactions contain covenants that place restrictions on us and our subsidiaries. These covenants may restrict, among other activities, our and our subsidiaries’ ability to:

•	merge, consolidate or transfer all or substantially all of our or our subsidiaries’ assets;

•	sell, transfer, pledge or encumber our stock or the ownership interests of our subsidiaries;

•	incur additional debt or issue preferred securities;

•	enter into, terminate or modify leases for our hotels and our hotel management and franchise agreements;

•	make certain expenditures, including capital expenditures;

•	pay distributions on or repurchase our securities; and

•	enter into certain transactions with affiliates.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. Our ability to comply with financial and other covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants or covenants under any other agreements governing our indebtedness could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, the lenders could proceed against any assets pledged to secure that debt, including foreclosing on or requiring the sale of our hotels, and the proceeds from the sale of these hotels may not be sufficient to repay such debt in full.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in any hotel subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on secured indebtedness may result in foreclosure actions initiated by lenders and ultimately our loss of the hotels securing any loans for which we are in default. If we are in default under a cross-defaulted mortgage loan, we could lose multiple hotels to foreclosure. For tax purposes, a foreclosure of any of our hotels would be treated as a sale of the hotel for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the hotel, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder Summit REIT’s ability to meet the REIT distribution requirements imposed by the Code. As we execute our business plan, we may assume or incur new mortgage indebtedness on the hotels in our portfolio or hotels that we acquire in the future. Any default under any one of our mortgage debt obligations may increase the risk of our default on our other indebtedness.

An increase in interest rates would increase our interest costs on our variable rate debt and could adversely impact our ability to refinance existing debt or sell assets.

An increase in interest rates would increase our interest payments and reduce our cash flow available for other corporate purposes, including capital improvements to our hotels or acquisitions of additional hotels. In addition, rising interest rates could limit our ability to refinance existing debt when it matures and increase interest costs on any debt that is refinanced. Further, an increase in interest rates could increase the cost of financing, thereby decreasing the amount third parties are willing to pay for our hotels, which would limit our ability to dispose of hotels when necessary or desired. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Effects of Market Risk.”

Although we have not entered into any hedging arrangements, we may, from time to time, enter into agreements such as interest rate swaps, caps, floors and other interest rate hedging contracts. However, these agreements reduce, but do not eliminate, the impact of rising interest rates, and they also expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.

We may not be able to obtain a credit facility.

We intend to enter into a credit facility following completion of the reorganization transactions. We may not succeed in obtaining a credit facility on favorable terms or at all. We cannot predict the size or terms of the credit facility if we are able to obtain it. Our failure to obtain a credit facility could adversely affect our ability to grow our business and meet our obligations as they come due.

Joint venture investments could be adversely affected by a lack of sole decision-making authority with respect to such investments.

In the future we may enter into strategic joint ventures with unaffiliated investors to acquire, develop, improve, or dispose of hotels, thereby reducing the amount of capital required by us to make investments and diversifying our capital sources for growth. We may not have sole decision-making authority with respect to these investments, which may:

• prevent us from taking actions that are opposed by our joint venture partners;

• create impasses on major decisions, such as acquisitions or sales;

•	prevent us from selling our interests in the joint venture without the consent of our joint venture partners; or

• subject us to liability for the actions of our joint venture partners.

Joint venture investments could subject us to risks related to the financial condition of joint venture partners.

If a joint venture partner becomes bankrupt or otherwise defaults on its obligations under a joint venture agreement, we and any other remaining joint venture partners would generally remain liable for the joint venture liabilities. Furthermore, if a joint venture partner becomes bankrupt or otherwise defaults on its obligations under a joint venture agreement, we may be unable to continue the joint venture other than by purchasing such joint venture partner’s interests or the underlying assets at a premium to the market price. If any of the above risks are realized, it could materially adversely affect our business, financial condition and results of operations and our ability to make distributions.

We may have disputes with joint venture partners.

Disputes between us and our joint venture partners may result in litigation or arbitration which could increase our expenses and prevent our officers and directors from focusing their time and effort on our business and could result in subjecting the hotels owned by the applicable joint venture to additional risks.

Our tax protection agreements may require the OP to maintain certain debt levels that otherwise would not be required to operate our business, which may impair our ability to generate cash available for distribution and otherwise not be in your best interests.

We anticipate that the Class C member, The Summit Group, and certain Class B members may recognize a taxable deemed cash distribution in connection with the reorganization transactions unless affirmative measures are taken to cause special allocations of liabilities to such LLC members. Under the tax protection agreements, the OP will provide those LLC members with the opportunity to guarantee debt or enter into a deficit restoration obligation, both of which are intended to cause a special allocation of liabilities to those

LLC members to prevent them from recognizing a taxable deemed cash distribution. If the OP fails to make those opportunities available, the OP will be required to deliver to each such LLC member a cash payment intended to approximate the LLC member’s tax liability resulting from its failure to make such opportunities available to them. See “The Reorganization—Tax Protection Agreements.” The OP agreed to these provisions in order to assist those LLC members in avoiding a taxable deemed cash distribution that may otherwise occur in connection with the reorganization transactions. These obligations may require the OP to maintain more or different indebtedness than would otherwise have been required for our business, which could result in higher interest expense than we would prefer to incur, reducing cash available for distribution to shareholders.

Risks Related to the Lodging Industry

Recent economic conditions may continue to adversely affect the lodging industry.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. gross domestic product, or GDP. The lodging industry is also sensitive to business and personal discretionary spending levels. Declines in corporate budgets and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions can lower the revenues and profitability of our assets and therefore the net operating profits of our investments. The recent economic downturn has led to a significant decline in demand for products and services provided by the lodging industry.

We anticipate that any recovery of demand for lodging services will lag an improvement in economic conditions. We cannot predict how severe or prolonged the global economic downturn will be or how severe or prolonged the downturn in the lodging industry will be. A further extended period of economic weakness could have an adverse impact on our revenues and negatively affect our profitability.

Competition from other upscale and midscale without food and beverage hotels in the markets in which we operate could have a material adverse effect on our results of operations.

The lodging industry is highly competitive. Our hotels compete with other hotels for guests in each market in which our hotels operate based on a number of factors, including location, convenience, brand affiliation, room rates, range of services and guest amenities or accommodations offered and quality of customer service. Competition will often be specific to the individual markets in which our hotels are located and includes competition from existing and new hotels. Our competitors may have an operating model that enables them to offer rooms at lower rates than we can, which, particularly in the current economic recession, could result in our competitors increasing their occupancy at our expense. Competition could adversely affect our occupancy, average daily rates, or ADRs, and room revenue per available room, or RevPAR, and may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which could reduce our profitability and could materially and adversely affect our results of operations.

Our investment opportunities and growth prospects may be affected by competition for investment opportunities.

We compete for investment opportunities with other entities, some of which have substantially greater financial resources than we do. This competition may generally limit the number of suitable investment opportunities offered to us, which may limit our ability to grow. This competition may also increase the bargaining power of the owners of assets seeking to sell to us, making it more difficult for us to acquire new hotels on attractive terms or at all.

Our operating results and ability to make distributions may be adversely affected by the markets in which we operate.

Our hotels will be subject to various operating risks within the markets in which we will operate. These risks include:

•	over-building of hotels in our markets, which could adversely affect occupancy and revenues at the hotels we acquire;

•	adverse effects of international, national, regional and local economic and market conditions; and

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances.

Our operating results and ability to make distributions may be adversely affected by the risks inherent to the ownership of hotels.

Hotels have different economic characteristics than many other real estate assets. A typical office property owner, for example, has long-term leases with third-party tenants, which provide a relatively stable long-term stream of revenue. By contrast, our hotels will be subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

•	dependence on business and commercial travelers and tourism;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics such as H1N1 influenza (swine flu), avian bird flu and severe acute respiratory syndrome, or SARS, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and unusual weather patterns, including natural disasters such as hurricanes and environmental disasters such as the oil spill in the Gulf of Mexico;

•	potential increases in labor costs at our hotels, including as a result of unionization of the labor force; and

•	adverse effects of a downturn in the lodging industry.

We will have significant ongoing needs to make capital expenditures in our hotels, which will require us to devote funds to these purposes and could pose related risks that might impair our ability to make distributions to our stockholders.

Our hotels will have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. Our franchisors also require periodic capital improvements as a condition of keeping the franchise licenses. In addition, lenders may require that we set aside annual amounts for capital improvements to our assets. These capital improvements and replacements may give rise to the following risks:

•	possible environmental problems;

•	construction cost overruns and delays;

•	a possible shortage of available cash to fund capital improvements and replacements and, the related possibility that financing for these capital improvements may not be available to us on affordable terms;

•	these capital improvements and replacements may not prove to be accretive to FFO; and

•	uncertainties as to market demand or a loss of market demand after capital improvements and replacements have begun.

If any of the above risks were to be realized, it could materially adversely affect our business, financial condition and results of operations and our ability to make distributions.

Hotel development is subject to timing, budgeting and other risks. To the extent we develop hotels or acquire hotels that are under development, these risks may adversely affect our operating results and liquidity position.

We may develop hotels or acquire hotels that are under development from time to time as suitable opportunities arise, taking into consideration general economic conditions. Hotel development involves a number of risks, including the following:

•	possible environmental problems;

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	inability to raise capital; and

•	governmental restrictions on the nature or size of a project.

To the extent we develop hotels or acquire hotels under development, we cannot assure you that any development project will be completed on time or within budget. Our inability to complete a project on time or within budget may adversely affect our projected operating results and our liquidity position.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.

Our hotel rooms are likely to be booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our hotels are franchised. If the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

Uninsured and underinsured losses could adversely affect our operating results.

We intend to maintain comprehensive insurance on our hotels, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by owners of hotels similar to our hotels. Various types of catastrophic losses, like earthquakes and floods, may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the asset. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate an asset after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed hotels.

Risks Related to the Real Estate Industry and Real Estate-Related Investments

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of hotels in which we may invest or to adjust our portfolio in response to changes in economic and other conditions, and, therefore, may harm our financial condition.

In the future, we may decide to sell hotels. Real estate investments are relatively illiquid. Our ability to promptly sell one or more hotels in our portfolio in response to changing economic, financial and investment conditions may be limited. We cannot predict whether we will be able to sell any hotels for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures, that may require us to expend funds to correct defects or to make improvements before an asset can be sold;

•	changes in operating expenses; and

•	civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist acts such as those that occurred on September 11, 2001.

Increases in our property taxes would adversely affect our operating results and our ability to make distributions to our unitholders.

Our hotels are subject to real and personal property taxes. These taxes may increase as tax rates change and as our hotels are assessed or reassessed by taxing authorities. If property taxes increase, our operating results and our ability to make distributions could be adversely affected.

We could incur significant costs related to government regulation and litigation over environmental matters.

Our hotels and development parcels are subject to various federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of the property, to perform or pay for the clean up of contamination (including hazardous substances, waste, or petroleum products) at, on, under or emanating from the property and to pay for natural resource damages arising from contamination. These laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused the contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it became contaminated, we could incur cleanup costs or other environmental liabilities even after we sell properties. Contamination at, on, under or emanating from our properties also may expose us to liability to private parties for costs of remediation, personal injury and/or property damage. In addition, environmental liens may be created on contaminated sites in favor of the government for damages and costs it incurs to address contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

In addition, our hotels are subject to various federal, state, and local environmental, health and safety regulatory requirements that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, protection of natural resources, asbestos, lead-based paint, mold and mildew, and waste management. Some of our hotels routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (for example, swimming pool chemicals or biological waste). Our hotels incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws.

Certain hotels we currently own or those we acquire in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation, or demolition of a building. These laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements or expose us to third-party liability.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to material liability from third parties if property damage or personal injury occurs.

Compliance with the laws, regulations and covenants that are applicable to our hotels, including permit, license and zoning requirements, may adversely affect our ability to make future acquisitions or renovations, result in significant costs or delays and adversely affect our growth strategy.

Our hotels are subject to various covenants and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our hotels and may require us to obtain approval from local officials or community standards organizations at any time with respect to our hotels, including prior to acquiring a hotel or when undertaking any renovations of any of our hotels. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our growth strategy may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on our business, financial condition and results of operations.

In addition, federal and state laws and regulations, including laws such as the Americans with Disabilities Act of 1990, or the ADA, impose further restrictions on our operations. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our hotels may currently be in non-compliance with the ADA. If one or more of the hotels in our portfolio is not in compliance with the ADA or any other regulatory requirements, we may be required to incur additional costs to bring the hotel into compliance and we might incur damages or governmental fines. In addition, existing requirements may change and future requirements may require us to make significant unanticipated expenditures that would adversely impact our business, financial condition, results of operations and cash flow, the market price per share of our securities and our ability to satisfy our debt service obligations and to make distributions.

If we default on ground leases for land on which four of our hotels are located, our business could be materially and adversely affected.

Four of the 65 hotels in our portfolio are subject to ground leases. If we default under the terms of these ground leases and are unable to cure the default in a timely manner, we may be liable for damages and could lose our leasehold interest in the applicable property and interest in the hotel on the applicable property. If any of the events of default were to occur and are not timely cured, our business, financial condition, results of operations and cash flow, the market price per share of our securities and our ability to satisfy our debt service obligations and to make distributions could be materially and adversely affected.

Risks Related to the Reorganization Transactions and Conflicts of Interest

The LLC’s Chief Executive Officer, Mr. Boekelheide, and other members of our management team exercised significant influence with respect to the terms of the reorganization transactions, including transactions in which they determined the compensation they would receive.

The number of OP units issuable by the OP in the reorganization transactions was determined by our management team based on its valuation of the LLC and the hotels owned by the LLC and Summit of Scottsdale. In each case, the assumed value per OP unit is equal to the mid-point of the anticipated IPO price range of Summit REIT’s common stock. Our management team determined the value of LLC and these hotels by considering various valuation factors and methodologies, including an analysis of available third-party valuations on some of the hotels, market sales comparables, market capitalization rates and general market conditions for similar hotels. The numbers of OP units issuable in the reorganization transactions are fixed. As a result, if the IPO price for Summit REIT’s common stock is higher or lower than the mid-point of the anticipated IPO price range, the value of the OP units to be issued in the reorganization transactions will increase or decrease accordingly.

Both we and our predecessor have sought to structure the reorganization transactions so as to minimize potential conflicts of interest, including by appointing a special committee of our predecessor’s independent managers to review the terms of the proposed merger of our predecessor into the OP. However, we did not conduct arm’s-length negotiations with our predecessor’s members or the members of Summit of Scottsdale with respect to the terms of the reorganization transactions, including the merger. In addition, although our predecessor’s special committee received a fairness opinion from an independent third-party investment bank with respect to the merger transaction, we did not obtain independent appraisals for all of our hotels in connection with the reorganization transactions. A special committee of the independent managers of our predecessor’s board of managers approved the merger. The terms of the merger and the other reorganization transactions were approved on our behalf by Messrs. Boekelheide and Hansen and not by any of our independent director nominees.

The LLC’s Chief Executive Officer, Mr. Boekelheide, and his affiliate, The Summit Group, have substantial, pre-existing ownership interests in the LLC and Summit of Scottsdale. In addition, Mr. Aniszewski, Summit REIT’s Executive Vice President and Chief Operating Officer, has a pre-existing ownership interest in the LLC. Both Mr. Boekelheide and Mr. Aniszewski sat on the board of managers of the LLC that approved the terms of the reorganization transactions. In the course of structuring the reorganization transactions, Mr. Boekelheide and Mr. Aniszewski had the ability to influence the type and level of benefits they will receive from the OP. As a result, the consideration to be paid by the OP to the members of the LLC in the merger for our predecessor’s 63 hotels and its 49% ownership in the two Scottsdale hotels and the Class B and Class C members of Summit of Scottsdale for their ownership interests in the two Scottsdale hotels may exceed the fair market value of the hotels and other assets being acquired by the OP in the reorganization transactions or the price that would have been paid in an arm’s-length transaction.

The value of the aggregate consideration to be issued in the reorganization transactions is based on an estimated IPO price of Summit REIT’s common stock, which will be determined in consultation with the underwriters and does not necessarily bear any relationship to the book value or the fair market value of the hotels to be acquired by the OP in the reorganization transactions. As a result, the consideration being paid by the OP in exchange for the membership interests in the LLC may not equal the fair market value of those interests.

We are assuming liabilities in connection with the reorganization transactions, including unknown liabilities, which, if significant, could adversely affect our business.

As part of the reorganization transactions, we will assume existing liabilities of our predecessor and its affiliates, including, but not limited to, liabilities in connection with our hotels, some of which may be unknown or unquantifiable at the time the reorganization transactions are completed. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of hotel guests, vendors or other persons dealing with our predecessor, The Summit Group, and their affiliates prior to the reorganization transactions, tax liabilities, employment-related issues and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. If the magnitude of such unknown liabilities is high, they could adversely affect our business, financial condition, results of operations and cash flow, the market price per share of our securities and our ability to satisfy our debt service obligations and to make distributions.

Upon completion of the reorganization transactions, Mr. Boekelheide and his affiliates may be able to exercise significant influence over Summit REIT and its affairs and any matter presented to Summit REIT’s stockholders and the OP’s limited partners, and their interests may differ from the interests of our limited partners and Summit REIT’s stockholders.

Upon completion of the reorganization transactions, Summit REIT’s Executive Chairman, Mr. Boekelheide, and his affiliates, including The Summit Group, will beneficially own an aggregate 1,443,050 OP units, which if redeemed for shares of Summit REIT’s common stock in accordance with the OP’s partnership agreement, would represent approximately 5.2% of Summit REIT’s outstanding common stock upon completion of the reorganization transactions on a fully diluted basis.

As a result, Mr. Boekelheide and his affiliates may be able to exercise significant influence over Summit REIT and any matter presented to Summit REIT’s stockholders and the OP’s limited partners for their consideration and approval. The interests of Mr. Boekelheide and his affiliates may differ from or conflict with the interests of Summit REIT’s stockholders and the OP’s limited partners.

Tax consequences to holders of OP units upon a sale or refinancing of our hotels may cause the interests of holders of OP units, including certain of our executive officers and directors, to differ from the interests of Summit REIT’s stockholders.

As a result of the unrealized built-in gain that may be attributable to one or more of our hotels, holders of OP units, including certain of our executive officers and directors, may experience more onerous tax consequences than holders of Summit REIT’s common stock upon the sale or refinancing of these hotels, including disproportionately greater allocations of items of taxable income and gain upon the occurrence of such an event. The tax protection agreements that we will offer to enter into with the Class C member, The Summit Group, which is wholly owned by our Executive Chairman, Mr. Boekelheide, and certain Class B members will not provide protection from those more onerous tax consequences. A holder of OP units that receives a disproportionately greater allocation of taxable income and gain will not receive a correspondingly greater distribution of cash proceeds with which to pay the income taxes on such income. Accordingly, they may have different objectives regarding the appropriate pricing, timing and other material terms of any sale or refinancing of such hotels and could exercise their influence over our affairs by attempting to delay, defer or prevent a transaction that might otherwise be in the best interests of Summit REIT’s stockholders and the OP’s limited partners.

Summit REIT’s fiduciary duties as our general partner could create conflicts of interest.

Upon completion of the reorganization transactions, Summit REIT, as the OP’s sole general partner, will have fiduciary duties to Summit REIT’s stockholders, the discharge of which may conflict with the interests of Summit REIT’s stockholders. The OP’s limited partners have agreed that, in the event of a conflict between the duties owed by Summit REIT’s directors to Summit REIT and the duties that it owes, in its capacity as the OP’s sole general partner, to its limited partners, Summit REIT’s directors are under no obligation to give priority to the interests of the OP’s limited partners. In addition, those persons holding OP units will have the right to vote on certain amendments to the limited partnership agreement (which require approval by a majority in interest of the limited partners) and individually to approve certain amendments that would adversely affect their rights, as well as the right to vote on mergers and consolidations of the general partner or Summit REIT in certain limited circumstances. These voting rights may be exercised in a manner that conflicts with the interests of Summit REIT’s stockholders.

Certain key members of our senior management team will continue to be involved in other businesses, which may interfere with their ability to devote time and attention to our business and affairs.

We will rely on our senior management team, including Mr. Boekelheide, for the day-to-day operations of our business. Following completion of the reorganization transactions, Mr. Boekelheide and other key members of our senior management team, including Messrs. Hansen and Aniszewski, will continue to serve as executive officers and directors of The Summit Group. The Summit Group will continue to manage one hotel that is not owned by us, a Comfort Suites located in Tucson, Arizona. Our employment agreement with Mr. Boekelheide requires him to devote a substantial portion of his business time and attention to our business and our employment agreements with our other executive officers require our executives to devote substantially all of their business time and attention to our business. In addition, Mr. Boekelheide, as well as our Executive Vice President and Chief Financial Officer, Mr. Becker, and our Vice President of Acquisitions, Mr. Bertucci, will continue to serve as officers of Summit Green Tiger Investments, LLC. Summit Green Tiger co-manages two private investment funds, which own a total of six multi-family properties. We will not compete with these funds for investment opportunities. These outside business interests may reduce the amount of time that Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci are able to devote to our business. For more information, see “Certain Relationships and Related Party Transactions—Outside Business Interests.”

Risks Related to our Organization and Structure

Provisions of Summit REIT’s charter may limit the ability of a third party to acquire control of it by authorizing its board of directors to issue additional securities.

Summit REIT’s board of directors may, without stockholder approval, amend its charter to increase or decrease the aggregate number of its shares or the number of shares of any class or series that it has the authority to issue and to classify or reclassify any unissued shares of common stock or preferred stock, and set the preferences, rights and other terms of the classified or reclassified shares. As a result, Summit REIT’s board of directors may authorize the issuance of additional shares or establish a series of common or preferred stock that may have the effect of delaying or preventing a change in control of Summit REIT, including transactions at a premium over the market price of Summit REIT’s shares, even if stockholders believe that a change in control is in their interest. These provisions, along with the restrictions on ownership and transfer contained in Summit REIT’s charter and certain provisions of Maryland law described below, could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of Summit REIT, which could adversely affect the market price of our securities. See “Certain Provisions of Maryland Law and of Summit REIT’s Charter and Bylaws.”

Provisions of Maryland law may limit the ability of a third party to acquire control of Summit REIT by requiring its board of directors or stockholders to approve proposals to acquire Summit REIT or effect a change in control.

Certain provisions of the Maryland General Corporation Law, or the MGCL, applicable to Maryland corporations may have the effect of inhibiting a third party from making a proposal to acquire Summit REIT or of impeding a change in control under circumstances that otherwise could provide its common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between Summit REIT and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of its outstanding voting stock or an affiliate or associate of us who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of its then outstanding stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, Summit REIT’s common stockholders receive a minimum price, as defined in the MGCL, for their stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares; and

•	“control share” provisions that provide that Summit REIT’s “control shares” (defined as voting shares of stock which, when aggregated with all other shares of stock controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by Summit REIT’s stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by its officers or by its employees who are also directors of Summit REIT.

By resolution of Summit REIT’s board of directors, it has opted out of the business combination provisions of the MGCL and provided that any business combination between it and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by its board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in its bylaws, Summit REIT has opted out of the control share provisions of the MGCL. However, Summit REIT’s board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and it may, by amendment to its bylaws, opt in to the control share provisions of the MGCL in the future.

Summit REIT’s rights and the rights of its stockholders to take action against its directors and officers are limited, which could limit Summit REIT’s stockholders’ recourse in the event of actions not in its stockholders’ best interests.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in Summit REIT’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, Summit REIT’s charter limits the liability of its directors and officers to Summit REIT and Summit REIT’s stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Summit REIT’s charter authorizes Summit REIT to indemnify its directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Summit REIT’s bylaws require it to indemnify each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to it. In addition, Summit REIT may be obligated to advance the defense costs incurred by its directors and officers. As a result, Summit REIT and its stockholders may have more limited rights against its directors and officers than might otherwise exist absent the current provisions in its charter and bylaws or that might exist with other companies.

Summit REIT’s charter contains provisions that make removal of its directors difficult, which could make it difficult for its stockholders to effect changes to its management.

Summit REIT’s charter provides that a director may be removed only for cause (as defined in its charter) and then only by the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors. Summit REIT’s charter also provides that vacancies on its board of directors may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements prevent stockholders from removing directors except for cause and with a substantial affirmative vote and from replacing directors with their own nominees and may prevent a change in control of Summit REIT that is in the best interests of its stockholders.

The ability of Summit REIT’s board of directors to change its major policies without the consent of Summit REIT stockholders may not be in Summit REIT’s stockholders’ interest.

Summit REIT’s board of directors determines its major policies, including policies and guidelines relating to our acquisitions, leverage, financing, growth, operations and distributions. Summit REIT’s board may amend or revise these and other policies and guidelines from time to time without the vote or consent of its stockholders. Accordingly, its stockholders will have limited control over changes in its policies and those changes could adversely affect our financial condition, results of operations, the market price of our securities and our ability to make distributions.

The ability of Summit REIT’s board of directors to revoke its REIT qualification without shareholder approval may cause adverse consequences to its shareholders.

Summit REIT’s charter provides that its board of directors may revoke or otherwise terminate its REIT election, without the approval of its stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If Summit REIT ceases to be a REIT, it would become subject to federal income tax on its taxable income and would no longer be required to distribute most of its taxable income, which may have adverse consequences on the total return to its security holders.

Summit REIT is a holding company with no direct operations. As a result, it will rely on funds received from the OP to pay liabilities and distributions, its stockholders’ claims will be structurally subordinated to all of our liabilities and its stockholders will not have any voting rights with respect to our activities, including the OP’s issuance of additional OP units.

Summit REIT is a holding company and will conduct all of its operations through the OP. Summit REIT does not have, apart from its ownership of the OP, any independent operations. As a result, Summit REIT will rely on distributions from the OP to pay any distributions it might declare on shares of its common stock. Summit REIT will also rely on distributions from the OP to meet any of its obligations, including tax liability on taxable income allocated to it from the OP (which might make distributions to it that do not equal to the tax on such allocated taxable income).

In addition, because Summit REIT is a holding company, stockholders’ claims will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of the OP and its subsidiaries. Therefore, in the event of its bankruptcy, liquidation or reorganization, claims of its stockholders will be satisfied only after all of the OP and the OP’s subsidiaries’ liabilities and obligations have been paid in full.

After giving effect to the reorganization transactions, Summit REIT will own approximately 65.1% of the partnership interests in the OP, or 68.2% if the underwriters for the IPO exercise their over-allotment option in full. In addition, the OP may issue additional OP units in the future. Such issuances could reduce Summit REIT’s ownership percentage in the OP. Because Summit REIT’s common stockholders will not directly own any OP units, they will not have any voting rights with respect to any such issuances or other partnership level activities of the OP.

Risks Related to Ownership of Summit REIT’s Common Stock

There is currently no market for Summit REIT’s common stock and a market for its common stock may not develop, which could adversely affect the liquidity and price of our securities.

Prior to the IPO, there has not been a public market for Summit REIT’s common stock, and we cannot assure you that a regular trading market for its common stock will develop or, if developed, that any such market will be sustained. In the absence of a public trading market, an investor may be unable to liquidate an investment in Summit REIT’s common stock. The IPO price has been determined by us and the underwriters. We cannot assure you that the price at which the common stock will sell in the public market after the closing of the IPO will not be lower than the price at which it is sold by the underwriters.

The NYSE or another nationally recognized exchange may not continue to list its common stock, which could limit investors’ ability to make transactions in its common stock and subject us to additional trading restrictions.

Summit REIT has applied to list its common stock on the NYSE under the symbol “INN.” If its common stock is approved for listing on the NYSE, in order to remain listed, it will be required to meet the continued listing requirements of the NYSE or, in the alternative, any other nationally recognized exchange to which it applies. Summit REIT may be unable to satisfy those listing requirements, and there is no guarantee its common stock will remain listed on a nationally recognized exchange. If its common stock is delisted from the NYSE or another nationally recognized exchange, it could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity with respect to its common stock;

•	a determination that its common stock is “penny stock,” which will require brokers trading in its common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its common stock;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The cash available for distribution may not be sufficient to make distributions at expected levels, and we cannot assure you of our ability to make distributions in the future. We may use borrowed funds or funds from other sources to make distributions, which may adversely impact our operations.

We intend to make distributions to our security holders. Distributions declared by us will be authorized by Summit REIT’s board of directors in its sole discretion out of funds legally available for distribution and will depend upon a number of factors, including restrictions under applicable law and our capital requirements. All distributions will be made at the discretion of Summit REIT’s board of directors and will depend on our earnings, our financial condition, the requirements for Summit REIT’s qualification as a REIT and other factors as Summit REIT’s board of directors may deem relevant from time to time. We may be required to fund distributions from working capital, borrowings under the credit facility we anticipate obtaining following completion of the reorganization transactions, proceeds of the IPO or a sale of assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict our operations. If we borrow from the credit facility we anticipate obtaining following completion of the reorganization transactions in order to pay distributions, we would be more limited in our ability to execute our strategy of using that credit facility to fund acquisitions. Finally, selling assets may require us to dispose of assets at a time or in a manner that is not consistent with our disposition strategy. If we borrow to fund distributions, our leverage ratios and future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not be able to make distributions in the future. In addition, some of our distributions may be considered a return of capital for income tax purposes. If we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. If distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock.

We may change our distribution policy in the future.

The decision to declare and make distributions in the future, as well as the timing, amount and composition of any such future distributions, will be at the sole discretion of Summit REIT’s board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements or contractual prohibitions, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as its board of directors deems relevant. While the statements under “Distribution Policy” reflect our current intentions, the actual distribution payable will be determined by Summit REIT’s board of directors based upon the circumstances at the time of declaration and the actual distribution payable may vary from such expected amounts. Any change in our distribution policy could have a material adverse effect on the market price of our securities.

Summit REIT may use a portion of the net proceeds from the IPO to make distributions to Summit REIT’s stockholders and to OP unitholders, if necessary to permit Summit REIT to satisfy the requirements for qualification as a REIT and eliminate federal income and excise taxes that otherwise would be imposed on it, which would, among other things, reduce our cash available for investing.

We may fund our distributions, if necessary to permit us to satisfy the requirements for Summit REIT’s qualification as a REIT and eliminate federal income and excise taxes that otherwise would be imposed on it, out of the net proceeds of the IPO, which would reduce the amount of cash we have available for investing and other purposes. The use of the net proceeds to fund distributions could be dilutive to our financial results.

The market price of Summit REIT’s common stock may be volatile due to numerous circumstances beyond our control.

The trading prices of equity securities issued by REITs and other real estate companies historically have been affected by changes in market interest rates. One of the factors that may influence the price of Summit REIT’s common stock is the annual yield from distributions on its common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of Summit REIT’s common stock to demand a higher annual yield, which could reduce the market price of its common stock.

Other factors that could affect the market price of Summit REIT’s common stock include the following:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the lodging industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	Summit REIT’s issuances of common stock or other securities in the future;

•	the inclusion of Summit REIT’s common stock in equity indices, which could induce additional purchases;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

•	unforeseen events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics such as H1N1 influenza (swine flu), avian bird flu and SARS, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities and travel-related accidents and unusual weather patterns, including natural disasters such as hurricanes.

The market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or refinancings, as well as the real estate market value of the underlying assets, may cause Summit REIT’s common stock to trade at prices that differ from our net asset value per share. If we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of Summit REIT’s common stock. Our failure to meet the market’s expectations with regard to future earnings and distributions likely would adversely affect the market price of Summit REIT’s common stock.

The trading market for Summit REIT’s common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades Summit REIT’s stock or our industry, or the stock of any of our competitors, the price of Summit REIT’s common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market, which in turn could cause the price of Summit REIT’s common stock to decline.

The number of shares of Summit REIT’s common stock available for future sale could adversely affect the market price per share of its common stock, and future sales by Summit REIT of shares of its common stock or issuances by the OP of OP units may be dilutive to existing stockholders.

Sales of substantial amounts of shares of Summit REIT’s common stock in the public market, or upon exchange of OP units or exercise of any equity awards, or the perception that such sales might occur could adversely affect the market price per share of its common stock. The exercise of the underwriters’ over-allotment option, the exchange of OP units for common stock, the vesting of any equity-based awards granted to certain directors, executive officers and other employees under our 2010 Equity Incentive Plan, the issuance of Summit REIT’s common stock or the OP’s units in connection with hotel, portfolio or business acquisitions and other issuances of Summit REIT’s common stock or the OP’s units could have an adverse effect on the market price of our securities.

Holders of OP units, which are redeemable for cash or, at the OP’s option, shares of Summit REIT’s common stock on a one-for-one basis, have registration rights with respect to a substantial amount of its common stock. These registration rights, which require Summit REIT to prepare, file and have declared effective a resale registration statement permitting the public resale of any shares issued upon redemption of the 10,100,000 OP units to be issued in the reorganization transactions, could result in a significant amount of sales of its common stock in a short period of time or the perception that a substantial amount of sales may occur, either or both of which could depress the market price per share of our securities. The existence of these OP units, as well as additional OP units that may be issued in the future, and shares of Summit REIT’s common stock reserved for issuance under our 2010 Equity Incentive Plan and any related resales may adversely affect the market price per share of our securities and the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales by Summit REIT of shares of its common stock may be dilutive to existing stockholders and holders of OP units.

Future borrowings, offerings of debt securities, which would be senior to Summit REIT’s common stock upon liquidation, and/or issuances of equity securities (including OP units), which may be dilutive to its existing stockholders and holders of OP units and be senior to its common stock and OP units for purposes of dividend distributions or upon liquidation, may materially and adversely affect the market price of our securities.

In the future we may borrow money from lenders, offer debt securities and/or issue equity securities, including OP units or preferred shares that may be senior to Summit REIT’s common stock and OP units for purposes of dividend distributions or upon liquidation. We are also in discussions to obtain commitments from a lending syndicate for a revolving credit facility that we anticipate will be in place at or following completion of the reorganization transactions. Upon liquidation, holders of our debt securities and our preferred shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of Summit REIT’s common stock and OP units. Holders of our common stock and OP units are not entitled to preemptive rights or other protections against us borrowing money in the future or offering senior debt or equity securities. Therefore, additional common share issuances, directly or through convertible or exchangeable securities (including OP units), warrants or options, will dilute the holdings of Summit REIT’s existing common stockholders and OP unit holders and such issuances or the perception of such issuances may reduce the market price of our securities. If Summit REIT issues preferred shares, the OP will issue preferred OP units that will be senior to OP units with respect to distributions and upon liquidation. In addition, Summit REIT’s preferred shares and preferred OP units, if issued, could have a preference on liquidating distributions and a preference on dividend payments that could limit our ability to pay a dividend to stockholders or make distributions to OP unitholders. Because our decision to borrow money or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our security holders bear the risk of our future offerings reducing the market price of our securities and diluting their interest in us.

The consolidated financial statements of our predecessor and our unaudited pro forma financial statements may not be indicative of our future results or an investment in our securities.

The consolidated financial statements of our predecessor and our unaudited pro forma financial statements that are included in this proxy statement/prospectus do not necessarily reflect what our results of operations, financial position or cash flows would have been had we been an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flows will be in the future. It is impossible for us to accurately estimate all adjustments reflecting all the significant changes that will occur in our cost structure, funding and operations as a result of Summit REIT being a publicly traded REIT. For additional information, see “Selected Financial and Other Data” and the consolidated financial statements of our predecessor and our unaudited pro forma financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this proxy statement/prospectus.

Risks Related to Summit REIT’s Status as a REIT

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause Summit REIT to be taxed as a regular corporation, which would substantially reduce funds available for distributions to its stockholders.

We believe that Summit REIT’s organization and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT commencing with its short taxable year ending December 31, 2010. However, we cannot assure you that it will qualify and remain qualified as a REIT. In connection with this offering, Summit REIT will receive an opinion from Hunton & Williams LLP that, commencing with its short taxable year ending December 31, 2010, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws, and its proposed method of operations will enable it to satisfy the requirements for qualification and taxation as a REIT under the federal income tax laws for its short taxable year ending December 31, 2010 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by Summit REIT as to factual matters, including representations regarding the nature of Summit REIT’s assets and the conduct of its business, is not binding upon the IRS or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, Summit REIT’s qualification and taxation as a REIT depend upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Hunton & Williams LLP will not review Summit REIT’s compliance with those tests on a continuing basis. Accordingly, no assurance can be given that Summit REIT’s actual results of operations for any particular taxable year will satisfy such requirements.

If Summit REIT fails to qualify as a REIT in any taxable year, it will face serious tax consequences that will substantially reduce the funds available for distributions to its stockholders because:

•	it would not be allowed a deduction for dividends paid to stockholders in computing its taxable income and would be subject to federal income tax at regular corporate rates;

•	it could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless it is entitled to relief under certain federal income tax laws, it could not re-elect REIT status until the fifth calendar year after the year in which it failed to qualify as a REIT.

In addition, if Summit REIT fails to qualify as a REIT, it will no longer be required to make distributions. As a result of all these factors, its failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of Summit REIT’s common stock and the OP units. See “Material Federal Income Tax Considerations” for a discussion of material federal income tax consequences relating to Summit REIT and its common stock.

Even if Summit REIT qualifies as a REIT, it may face other tax liabilities that reduce its cash flows.

Even if Summit REIT qualifies for taxation as a REIT, it may be subject to certain federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, Summit REIT’s TRSs will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to Summit REIT’s stockholders.

Failure to make required distributions would subject Summit REIT to federal corporate income tax.

Summit REIT intends to operate in a manner so as to qualify as a REIT for federal income tax purposes. In order to qualify as a REIT, Summit REIT generally is required to distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to its stockholders. To the extent that Summit REIT satisfies this distribution requirement, but distributes, less than 100% of its REIT taxable income, it will be subject to federal corporate income tax on its undistributed taxable income. In addition, Summit REIT will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its stockholders in a calendar year is less than a minimum amount specified under the Code.

REIT distribution requirements could adversely affect Summit REIT’s liquidity and may force it to borrow funds or sell assets during unfavorable market conditions.

In order to qualify as a REIT and to meet the REIT distribution requirements, Summit REIT may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. Summit REIT’s cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. For example, Summit REIT may be required to accrue income from mortgage loans and other types of debt instruments that we may acquire before we receive any payments of interest or principal on such assets. We may also acquire distressed debt investments that are subsequently modified or foreclosed upon, which could result in significant taxable income without any corresponding cash payment. See “Material Federal Income Tax Considerations.” The insufficiency of Summit REIT’s cash flows to cover its distribution requirements could have an adverse impact on its ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain its qualification as a REIT. Also, although the IRS has issued Revenue Procedure 2010-12 sanctioning certain issuances of taxable stock dividends by REITs under certain circumstances for taxable years ending on or before December 31, 2011, no assurance can be given that the IRS will extend this treatment or that Summit REIT will otherwise be able to pay taxable stock dividends to meet its REIT distribution requirements.

The formation of Summit REIT’s TRSs and TRS lessees increases Summit REIT’s overall tax liability.

Summit REIT’s domestic TRSs will be subject to federal, state and local income tax on their taxable income, which will consist of the revenues from the hotels leased by our TRS lessees, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRS lessees will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of our TRS lessees is available for distribution to us and Summit REIT. If we have any non-U.S. TRSs, then they may be subject to tax in jurisdictions where they operate.

Our TRS lessee structure subjects us to the risk of increased hotel operating expenses that could adversely affect our operating results and Summit REIT’s ability to make distributions to its stockholders.

Our leases with our TRS lessees will require our TRS lessees to pay us rent based in part on revenues from our hotels. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, including but not limited to the increases in wage and benefit costs, repair and maintenance expenses, energy costs, property taxes, insurance costs and other operating expenses, which would adversely affect our TRS lessees’ ability to pay us rent due under the leases.

Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of Summit REIT’s common stock, the value of the OP units, Summit REIT’s ability to make distributions to its stockholders and our ability to make distributions to our OP unit holders.

Our ownership of our TRSs will be subject to limitations and our transactions with our TRSs will cause Summit REIT to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. The 100% tax would apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm’s-length rent. Furthermore, we will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRSs on terms that we believe are arm’s-length to avoid Summit REIT incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% TRS limitation or to avoid application of the 100% excise tax.

If the leases of our hotels to the TRS lessees are not respected as true leases for federal income tax purposes, Summit REIT will fail to qualify as a REIT.

To qualify as a REIT, Summit REIT must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” Rents paid to us by TRS lessees pursuant to the leases of our hotels will constitute substantially all of our and Summit REIT’s gross income. In order for such rent to qualify as “rents from real property” for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. If our leases are not respected as true leases for federal income tax purposes, Summit REIT will fail to qualify as a REIT.

If Interstate or any other hotel management companies that we may engage in the future do not qualify as “eligible independent contractors,” or if our hotels are not “qualified lodging facilities,” Summit REIT will fail to qualify as a REIT.

Rent paid by a lessee that is a “related party tenant” of Summit REIT’s will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of “qualified lodging facilities” to a TRS so long as the hotels are managed by an “eligible independent contractor” and certain other requirements are satisfied. We expect to lease all or substantially all of our hotels to TRS lessees and to engage Interstate and, in the future, other hotel management companies that are intended to qualify as an “eligible independent contractor.” Among other requirements, in order to qualify as an eligible independent contractor, the hotel manager must not own, directly or through its stockholders, more than 35% of Summit REIT’s outstanding shares, and no person or group of persons can own more than 35% of Summit REIT’s outstanding shares and the shares (or ownership interest) of the hotel manager, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our shares by our hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded.

In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating “qualified lodging facilities” (as defined below) for one or more persons not related to Summit REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS or its TRS lessee. As of the date hereof, we believe Interstate operates qualified lodging facilities for certain persons who are not related to Summit REIT’s or our TRS. However, no assurances can be provided that Interstate or any other hotel managers that we may engage in the future will in fact comply with this requirement. Failure to comply with this requirement would require us to find other managers for future contracts, and, if we hired a management company without knowledge of the failure, it could jeopardize Summit REIT’s status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a “qualified lodging facility.” A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. As of the date hereof, we believe that the properties that will be leased to our TRS lessees will be qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of properties, REIT provisions of the Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

Summit REIT may be subject to adverse legislative or regulatory tax changes that could reduce the market price of its common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. Summit REIT, its stockholders and our OP unit holders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Summit REIT stockholders may be restricted from acquiring or transferring certain amounts of Summit REIT’s common stock.

The stock ownership restrictions of the Code for REITs and the 9.8% stock ownership limit in Summit REIT’s charter may inhibit market activity in its capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year after 2010, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns Summit REIT’s capital stock under this requirement. Additionally, at least 100 persons must beneficially own Summit REIT’s capital stock during at least 335 days of a taxable year for each taxable year after 2010. To help insure that Summit REIT meets these tests, its charter restricts the acquisition and ownership of shares of its capital stock.

Summit REIT’s charter, with certain exceptions, authorizes its directors to take such actions as are necessary and desirable to preserve its qualification as a REIT. Unless exempted by Summit REIT’s board of directors, its charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of its capital stock. Summit REIT’s board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of 9.8% of the value of Summit REIT’s outstanding shares would result in its failing to qualify as a REIT. These restrictions on transferability and ownership will not apply, however, if Summit REIT’s board of directors determines that it is no longer in Summit REIT’s best interest to continue to qualify as a REIT.

Under recently issued IRS guidance, Summit may pay taxable dividends of its common stock and cash, in which case stockholders may sell shares of its common stock to pay tax on such dividends, placing downward pressure on the market price of its common stock.

Under recently issued IRS guidance, Summit REIT may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. Under Revenue Procedure 2010-12, up to 90% of any such taxable dividend paid with respect to its 2010 and 2011 taxable years could be payable in shares of its common stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of Summit REIT’s current and accumulated earnings and profits, as determined for federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of Summit REIT’s common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, Summit REIT may be required to withhold federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we utilize Revenue Procedure 2010-12 and a significant number of Summit REIT’s stockholders determine to sell shares of its common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of its common stock. Summit REIT does not currently intend to utilize Revenue Procedure 2010-12.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this proxy statement/prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, cash flow and plans and objectives. When we use the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking:

•	the anticipated amount and use of the proceeds of the IPO;

•	the state of the U.S. economy generally or in specific geographic regions in which we operate, and the effect of general economic conditions on the lodging industry in particular;

•	market trends in our industry, interest rates, real estate values and the capital markets;

•	our business and investment strategy and, particularly, our ability to identify and complete hotel acquisitions;

•	our projected operating results;

•	actions and initiatives of the U.S. government and changes to U.S. government policies and the execution and impact of these actions, initiatives and policies;

•	our ability to manage our relationships with Interstate and other management companies, as well as franchisors;

•	our ability to obtain and maintain financing arrangements;

•	changes in the value of our properties;

•	impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

•	Summit REIT’s ability to satisfy the requirements for qualification as a REIT under the Code;

•	availability of qualified personnel;

•	estimates relating to our ability to make distributions in the future;

•	general volatility of the market price of our securities; and

•	degree and nature of our competition.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this proxy statement/prospectus under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties.” If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION ABOUT THE SPECIAL MEETING OF MEMBERS

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the LLC’s board of managers for use at the special meeting for the purposes described in this proxy statement/prospectus and in the accompanying notice of special meeting of members of the LLC.

Date, Time and Place of the Special Meeting

The special meeting will be held in the Ballroom (Section A) at the Hilton Garden Inn, 5300 South Grand Circle, Sioux Falls, South Dakota on Tuesday, November 30, 2010 at 11:00 a.m., Central time.

To Attend the Special Meeting of Members

Only members as of the close of business on the record date for the special meeting, authorized proxy holders and the LLC’s guests may attend the special meeting. Your name will be verified against the list of members of record on the record date for the special meeting prior to your being admitted to the special meeting. If you are not a member of record but hold membership interests through a bank, broker or other custodian, you should provide proof of beneficial ownership on the record date for the special meeting, such as your most recent account statement, a copy of the voting instruction card provided by your bank, broker or other custodian, or other similar evidence of ownership. If you do not comply with the procedures outlined above, you will not be admitted to the special meeting.

If you attend the special meeting in person, you will be permitted to vote your membership interests in person rather than signing and returning your proxy card or voting by telephone or Internet. If you miss the deadline described below for voting by proxy, telephone or Internet, you must attend the special meeting in person in order to vote your membership interests on the proposals. Please note, however, that if your membership interests are not held in your own name, you may not vote those membership interests in person at the special meeting unless you receive a “legal proxy” from your bank, broker or other custodian giving you the right to vote the membership interests at the special meeting.

Other Voting Methods

If you are unable to or choose not to attend the special meeting of members, you may vote by one of the following methods.

Voting By Proxy

Enclosed with this proxy statement/prospectus is a proxy card. The board of managers urges each LLC member to complete, date and sign the enclosed proxy card and return it in the enclosed postage paid envelope.

If you sign and return the accompanying proxy card at or before the special meeting, your membership interests will be voted as you specify on the proxy card. LLC members entitled to vote may use the proxy card enclosed with this proxy statement/prospectus if they are unable to attend the special meeting in person or wish to have their membership interests voted by proxy even if they do attend the special meeting. If you sign and return the accompanying proxy card, but do not specify a vote, your membership interests will be voted “FOR” Proposal 1 (adoption and approval of the amendment to the operating agreement of the LLC), “FOR” Proposal 2 (adoption and approval of the agreement and plan of merger) and “FOR” Proposal 3 (relating to adjournment of the special meeting).

If any other business is properly brought before the special meeting, one or more of the persons named in the proxy card will vote the membership interests represented by proxies as determined in their discretion.

The LLC will appoint an inspector of elections to count the votes cast in person or by proxy at the meeting. If you mark your proxy to abstain from voting on any matter, your membership interests will be counted for purposes of determining whether there is a quorum, but will not be voted on that matter.

Your proxy card must be received by Wells Fargo Bank, National Association no later than 12:00 p.m. (noon) Central time on November 29, 2010 in order to be voted. Please return your proxy card promptly or vote by telephone or Internet as described below. If you prefer, you may bring your proxy card to the special meeting to vote your membership interests in person.

Voting by Telephone

To vote by telephone, please dial 1-800-560-1965. Please have your proxy card with you when you call, because you will need certain identifying information included on the proxy card to vote by telephone. Once you establish contact, follow the voice prompts to complete the voting by telephone.

Voting via the Internet

To vote via the Internet, please log on to www.eproxy.com/summit. Please have your proxy card with you when you log on, because you will need certain identifying information included on the proxy card to vote via the Internet. Once you establish contact, follow the instructions to complete the voting via the Internet.

The deadline for Internet and telephone voting is 12:00 p.m. (noon), Central time, on November 29, 2010. Our special South Dakota counsel has advised us that these three voting methods are permitted under the South Dakota Limited Liability Company Act.

Revocability of Proxy

You may revoke your proxy and change your vote at any time before 12:00 p.m. (noon), Central time, on November 29, 2010, or, if you are attending the special meeting in person, before your proxy is voted at the special meeting. You can do this by submitting a signed statement to our Corporate Secretary at or prior to the special meeting, by submitting a later vote by telephone or via the Internet, by submitting another proxy with a later date, or by attending the meeting and voting in person. Attendance at the special meeting alone will not revoke your proxy.

If you want to revoke your proxy and change your vote by submitting another proxy card and if you are unsure whether your proxy card will be received by Wells Fargo Bank, National Association before 12:00 p.m. (noon), Central time, on November 29, 2010, you may send a scanned copy of your proxy card by email to wfssproxyteam@wellsfargo.com for receipt before that deadline.

Purpose of the Special Meeting

At the special meeting, you will be asked to consider and vote on the following proposals:

•	a proposal to approve the amendment to the operating agreement of the LLC (Proposal No. 1);

•	a proposal to adopt and approve the agreement and plan of merger by and between the LLC and the OP to implement the merger (Proposal No. 2);

•	a proposal to permit adjournment of the special meeting to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the amendment or adopt and approve the agreement and plan of merger (Proposal No. 3); and

•	such other business as may properly come before the special meeting or any postponement or adjournment thereof.

Recommendations of the Board of Managers of the LLC

The board of managers of the LLC, upon the unanimous approval and recommendation of the special committee, has unanimously approved the amendment to the operating agreement of the LLC and the agreement and plan of merger and has determined that these actions are advisable and in the best interests of the LLC and its members. The LLC’s board of managers unanimously recommends that LLC members vote “FOR” Proposal No. 1 to approve the amendment to the operating agreement of the LLC, “FOR”

Proposal No. 2 to adopt and approve the agreement and plan of merger and “FOR” Proposal No. 3 to permit adjournment of the special meeting to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the amendment or adopt and approve the agreement and plan of merger.

Record Date; Shares Entitled to Vote; Quorum

Only holders of Class A, Class A-1 and Class C membership interests of record at the close of business on October 25, 2010, the record date for the special meeting, will be entitled to notice of the special meeting. Pursuant to the LLC’s Third Amended and Restated Operating Agreement, the Class B membership interests do not have any voting rights. Holders of Class A and Class A-1 membership interests will be entitled to vote upon all three Proposals. Class C members will be entitled to vote upon Proposals No. 2 and 3. The Company Manager will be entitled to approve Proposal No. 1 only. The holders of a majority of the voting power of the membership interests entitled to vote at the special meeting will constitute a quorum for the transaction of business at the special meeting and any adjournments or postponements thereof. If you submit a properly executed proxy card by mail, or vote by telephone or via the Internet, your membership interests will be part of the quorum, and your membership interests will be voted as per your instructions.

Vote Required

At the close of business on the record date for the special meeting, membership interests representing 92.6% of the total membership interests in the LLC were outstanding and entitled to vote, including 41.7% represented by Class A membership interests, 7.4% represented by Class A-1 membership interests and 43.5% represented by the Class C member. Class B membership interests, representing 7.4% of the LLC, are not entitled to notice of or vote at the special meeting. As of the close of business on the record date for the special meeting, executive officers and managers of the LLC held an aggregate of approximately 9.12% of the Class A, approximately 1.32% of the Class A-1 and 100% of the Class C voting interests entitled to vote at the special meeting. Your voting interest in the LLC equals your membership, or percentage, interest in the LLC. Absent subsequent investments, your voting interest does not change over time, except as diluted by the issuance of new membership interests in the LLC in subsequent offerings. Your voting interest is listed on the notice and voting letter enclosed with this proxy statement/prospectus. Each of the LLC’s executive officers and members of the LLC’s board of managers has informed us that he intends to vote “FOR” each of the proposals at the special meeting, including Mr. Boekelheide, who beneficially owns all of the Class C membership interests. The LLC has entered into a voting agreement with The Summit Group pursuant to which The Summit Group has agreed to vote all of its membership interests in the LLC “FOR” each of the proposals.

The Amendment.  The separate approval of the company manager, The Summit Group, and the affirmative vote of 51% or more of the voting power of the Class A and Class A-1 membership interests, voting together as a group, either in person or by proxy, is required to approve the amendment to the operating agreement of the LLC. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or if you “ABSTAIN” from voting on approval of the amendment, the effect will be the same as a vote against the amendment.

The company manager, The Summit Group, has entered into a voting agreement to approve the amendment proposal. Each of the executive officers and managers of the LLC has informed us that he will vote “FOR” the proposal.

The Merger.  If the amendment to the operating agreement of the LLC is approved, the affirmative vote of the Class C member and 51% or more of the voting power of the outstanding Class A and Class A-1 membership interests of the LLC voting together as a group, either in person or by proxy, is required to adopt and approve the agreement and plan of merger to implement the merger. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or if you “ABSTAIN” from voting on adoption of the agreement and plan of merger, the effect will be the same as a vote against the adoption of the agreement and plan of merger.

The Class C member, The Summit Group, has entered into a voting agreement to vote “FOR” the proposal to adopt and approve the agreement and plan of merger between the LLC and the OP. Each of the executive officers and managers of the LLC has informed us that he will vote “FOR” the proposal.

Adjournment of the Special Meeting.  The affirmative vote of a majority of the voting power of all of the outstanding Class A, Class A-1 and Class C membership interests of the LLC voting together as a group, either in person or by proxy, is required to adjourn the special meeting to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the amendment or adopt and approve the agreement and plan of merger to implement the merger. If you do not submit a proxy or voting instruction form or do not vote in person at the special meeting, or “ABSTAIN” from voting on the adjournment, the effect will be the same as a vote against the adjournment of the special meeting.

The Class C member, The Summit Group, has entered into a voting agreement to vote “FOR” the proposal to permit adjournment of the meeting to a later date. Each of the executive officers and managers of the LLC has informed us that he will vote “FOR” the proposal.

If your membership interests are held by a bank, broker or other custodian, you should follow the directions provided to you to have your membership interests voted at the special meeting. If you do not instruct your custodian, your custodian may not have the discretion to vote your membership interests without your instructions. Please note, however, that if you properly return the voting instruction form to your custodian but do not indicate how you want your membership interests to be voted, your membership interests will be voted “FOR” all of the proposals listed in the notice for the special meeting.

Solicitation of Proxies

This solicitation of proxies is made by and on behalf of the LLC’s board of managers. The LLC will pay the expenses of printing, assembling and mailing this proxy statement/prospectus. Proxies may be solicited by officers, managers and employees of the LLC, none of whom will receive any additional compensation for their services, but who may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Solicitations of proxies may be made personally or by mail, telephone, facsimile, messenger or email.

Other Matters

As of the date of this proxy statement/prospectus, the board of managers of the LLC is not aware of any business to be acted upon at the special meeting of LLC members other than as described in this proxy statement/prospectus. If any other matters should properly come before the special meeting, or any adjournment or postponement thereof, the persons named in the proxy will have discretion to vote on those other matters in accordance with their best judgment.

Communications by LLC Members with the LLC

Any written revocation of a proxy or other communications in connection with this proxy statement/prospectus and any requests for additional copies of this proxy statement/prospectus or the proxy card should be addressed to Summit Hotel Properties, LLC, 2701 South Minnesota Avenue, Suite 6, Sioux Falls, SD 57105 Attention: Investor Relations. If you have any questions or need further assistance in voting your membership interests, please call the LLC at (605) 361-9566 and ask for Christopher Eng, General Counsel.

Your vote is important. Please sign, date and return your proxy card, vote by telephone or through the Internet promptly.

THE REORGANIZATION

The discussion in this proxy statement/prospectus of the material terms of the merger agreement is qualified in its entirety by reference to the merger agreement, which is incorporated into this proxy statement/prospectus by reference. A copy of the merger agreement is attached hereto as Annex B.

Summary of the Reorganization Transactions

The following summarizes the principal transactions that are part of the reorganization and IPO:

•	an amendment of the operating agreement of the LLC to provide that the Class C member, voting separately, and holders of 51% or more of the Class A and Class A-1 membership interests, voting together as a group, may approve a merger of the LLC;

•	the merger of the LLC with and into the OP with the OP as the surviving entity and the successor to the properties and other assets of the LLC and the members of the LLC receiving an aggregate of 9,993,992 OP Units in exchange for their membership interests in the LLC pursuant to the merger; and

•	the IPO, which is expected to raise net proceeds of approximately $260 million that will be contributed by Summit REIT to the OP and used to repay indebtedness, fund capital improvements to the LLC’s existing hotels and for general corporate purposes, including potential future hotel acquisitions.

In separate transactions:

•	the OP will acquire the outstanding ownership interests not currently held by the LLC in Summit of Scottsdale, a limited liability company that owns two hotels in Scottsdale, Arizona, in exchange for OP units to be issued in a private placement to an independent third-party investor and to The Summit Group, which is wholly owned by the LLC’s chief executive officer and manager, Mr. Boekelheide; and

•	The Summit Group will transfer and sell its hotel management contracts for the LLC’s existing 63 hotels and Summit of Scottsdale’s two hotels to an independent hotel management company.

You will not be entitled to vote upon, nor will you receive any proceeds from, either of these two transactions.

Background of the Reorganization

The following discussion includes estimated ranges of valuations for the LLC and its hotels. These valuations are based on information available to management of the LLC at the time of the estimates and in some cases, are general estimates based only on informal discussions with third parties and not formal offers or determinations of values by third parties. Further, the estimates reflect rapidly changing market conditions at the various times indicated. Market conditions were volatile over the periods described below. As a result, these estimates of potential value as of specific points in time may not be accurate as of the date of this proxy statement/prospectus or reflect the value of the consideration to be received in the merger or the value the LLC would achieve currently from the alternatives considered at prior points in time. Preliminary or indicative valuation ranges attributed to Robert W. Baird & Co. Incorporated (Baird) and HVS are not based on any opinion of Baird or HVS subject to the review procedures of a fairness opinion or valuation firm and should not be considered indications of the value of the merger consideration or of the shares of Summit REIT common stock to be issued in the IPO. These valuation ranges are provided solely for informational purposes in describing the process by which management and the board of the LLC determined to recommend the amendment and merger proposals. Baird has not been compensated for these services but is serving as the lead managing underwriter for Summit REIT’s IPO, for which it will receive customary compensation.

The LLC’s board of managers continually reviews its long-term strategic growth plan. As part of this ongoing process, the board of managers also periodically reviews strategic alternatives, including alternative financing strategies, transactions with strategic partners, business combinations and securities offerings.

Pursuant to South Dakota law, members of the board of managers of the LLC owe LLC members the duties of care and loyalty in the course of the managers’ service on the board of managers and on the committees of the board of managers, including the special committee. The duty of care requires the managers to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law in the conduct or winding up of the LLC’s business. The duty of loyalty requires the managers to:

•	account to the LLC and to hold as trustee any property, profit or benefit derived by the manager in the conduct or winding up of the LLC’s business or derived from a use by the manager of the LLC’s property, including appropriation of an LLC opportunity;

•	refrain from dealing with the LLC as or on behalf of a party having an adverse interest to the LLC; and

•	refrain from competing with the LLC.

These duties must be exercised consistently with the obligations of good faith and fair dealing. It is not a violation of either duty if, without more, (a) a manager’s action merely furthers his or her own interest or (b) a manager lends money to or transacts other business with the LLC.

Since the LLC’s formation through the roll-up transaction in 2004, it has raised approximately $93.6 million in gross cash proceeds from the issuance and sale of Class A and Class A-1 membership interests, and invested approximately $86.4 million, or 100% of the net proceeds of that capital after payment of commissions and offering expenses. The LLC has invested as planned all of the funds it has raised in its equity offerings and has no net proceeds remaining to invest.

The LLC’s historical investment objective has been to build a portfolio of limited-service and select-service hotels that management believed would produce attractive risk adjusted returns. The board of managers believes that the LLC has met this investment objective. However, the LLC’s hotels experienced substantial declines in operating performance across various U.S. markets during the recent economic recession that began in 2007. Further, the LLC’s liquidity position and operational flexibility, including its ability to make distributions to members, has been limited by the terms and conditions of existing financing arrangements. As a result, beginning in early 2009, the LLC’s executive team and its board of managers began to formally evaluate strategic alternatives available to reduce the LLC’s debt (including the debt payable to Fortress Credit Corp, originally scheduled to mature in March 2010), and provide the LLC the financial flexibility to resume growth once economic conditions stabilize. Management of the LLC believed the LLC’s strong historical operating history, anticipated improving market conditions in the lodging sector, and the anticipated availability of distressed hotel property sales over the next several years would provide significant opportunities for the LLC if it could raise additional equity capital and reduce debt, in particular, the Fortress debt. The LLC explored various alternatives, including commercial or institutional debt financing, additional private offerings of its debt and equity securities, identification of and sale of equity securities to a strategic partner, sales of hotels and an initial public offering.

The LLC initially explored options to obtain new commercial debt financing and to re-structure its existing debt with Fortress. In July 2009, the LLC met with officers of Fortress in Sioux Falls, South Dakota to discuss opportunities for re-structuring the debt or extending the maturity date of March 5, 2010. Although nothing was specifically agreed upon during the meeting, the LLC and Fortress agreed to continue discussions. Subsequent to the July meeting, the parties continued to explore re-financing options during a series of conference calls from August through December 2009. During these calls the parties discussed possible terms of refinancing or extending the maturity date of the debt. Including the Fortress loan, the LLC had approximately $267 million in indebtedness scheduled to come due between March 31, 2010 and January 1, 2012.

During the second half of 2009, the LLC also approached institutional lenders to discuss the possibility of refinancing significant portions of the LLC’s debt and obtaining additional financing for the acquisition and construction of new hotels. Due in part to the global recession that began in 2007, and based on discussions with these lenders, management determined that new loans or refinancing of existing loans would likely require significant principal pay-downs and result in significant increases in the interest rate on the LLC’s debt, resulting in effective interest rates ranging from approximately 8 to 11% on the LLC’s debt. As a result, management determined that financing on these terms was not in the best interests of its members.

The LLC’s board of managers also considered an additional private offering of the LLC’s securities to raise capital. At its July 2009 meeting, the LLC’s board reviewed the possibility of a private offering of an existing class of equity securities, with the offering to begin in early 2010. The LLC’s management team and board of managers also considered whether to conduct a private offering of debt securities. During July, August and September 2009, members of the executive management team were advised in discussions with several broker-dealers that, due to the economic environment and uncertainty at that time, debt securities were a more attractive investment option for many investors compared to private equity securities. The management team considered several debt structures and features, including a variety of interest rates, repayment terms and subordination to commercial creditor options. Management of the LLC advised the board that these debt securities would likely require interest rates similar to those required by commercial lenders, as discussed above, and the board determined that it would not be in the best interests of the LLC’s members to sell debt securities at these interest rates required to attract potential debt investors. Furthermore, due to collateral already securing the Fortress loan and other senior lender loan restrictions, the LLC would not be able to offer sufficient security demanded by debt investors and would only be able to offer debt securities with interest payments that were fully subordinated to existing lenders. The broker-dealers advised that this lack of security and subordination would be unacceptable to many potential investors, and the board concluded that an offering of debt securities would not generate adequate proceeds to fund the strategic objectives of the LLC.

In July 2009, Mr. Hansen had an initial meeting and discussion with representatives of Baird to learn more about the feasibility and process involved in reorganizing the LLC into a REIT structure and conducting an IPO, as well as the benefits of becoming a publicly traded company. At that meeting, the participants reviewed the LLC’s strategic goals including the desire to reduce debt, particularly the LLC’s interest in refinancing or paying off the Fortress debt. The participants focused primarily on how an IPO might accomplish these objectives, while weighing the advantages and disadvantages of this strategy compared to other financing alternatives. Management of the LLC also reviewed with the board of managers the IPO discussions at the July 2009 board meeting.

On August 13, 2009, Messrs. Hansen and Becker met with Baird representatives in Milwaukee to further discuss a potential IPO. At this meeting, based on certain financial information provided by management of the LLC and market conditions affecting publicly traded lodging companies at the time, Baird provided Messrs. Hansen and Becker with a preliminary estimated equity valuation of the LLC, applying then-prevailing public company multiples to the LLC’s projections of 2009 and 2010 EBITDA, of approximately $90 million to approximately $120 million. Baird noted that this valuation did not reflect a customary IPO discount or the LLC’s capital structure, which was more highly leveraged than many publicly traded lodging industry peers.

On September 17, 2009, members of the LLC’s executive management team and Tyler Stowater, a member of our board of managers, met in Sioux Falls, South Dakota with representatives of Baird and Hunton & Williams LLP to further explore possible REIT structures, review pro forma economic models related to an initial public offering and compare the advantages and disadvantages of a REIT structure and initial public offering to other possible capital-raising options. At this meeting, based on additional financial information and projections provided by management of the LLC to Baird, including some revised data based on the LLC’s completed second quarter 2009 and more detailed financial projections, including management’s estimate of 2011 EBITDA and its assumptions for 2010 hotel acquisitions, and market conditions affecting publicly traded lodging companies at the time, Baird provided a preliminary estimated equity valuation range of approximately $61 million to $102 million, assuming the LLC were to reorganize into a REIT, incur typical additional public company general and administrative costs, which were not included in Baird’s August 13, 2009 valuation, and conduct an initial public offering through a REIT structure.

As a result of these preliminary valuations and discussions, management determined that it would be prudent to continue to explore raising private equity capital and other financing alternatives. Management of the LLC also asked Baird to continue work on financial models related to an IPO. Subsequent to the September 17, 2009 meeting, management of the LLC continued to work with Baird to refine a financial model for a potential REIT IPO.

The board of managers of the LLC discussed a potential IPO and other financing options at its October 2009 and January 2010 meetings. Additionally, in late 2009 and early 2010, the LLC’s executive management team, along with Mr. Stowater, met to discuss an IPO and other options.

In October 2009, the LLC completed its private placement of Class A-1 membership interests that began in October 2008, raising gross proceeds of approximately $31 million, significantly less than the $100 million offering amount. At that time, management further evaluated whether a subsequent offering would be an attractive option to raise additional capital. The LLC surveyed broker dealers and analyzed data regarding recent private capital raises that indicated the retail private capital raising environment had experienced an historic downturn. The board of managers of the LLC determined that it would be unlikely that the LLC could raise sufficient equity capital in a private offering to pay down a meaningful portion of the Fortress debt or to acquire or build a significant number of hotels, based upon several factors, including the decline in the equity capital markets, the LLC’s challenges raising significant equity capital during its private offering in 2008 and 2009, and management’s discussions with several broker-dealers who generally indicated that raising equity capital privately would be difficult due to market conditions. Thus, the board concluded that raising equity capital privately would not provide sufficient funds to meet the LLC’s needs.

From July 2009 through March 2010, the LLC sought strategic private equity investment partners. The LLC approached, and was approached by, several large private equity firms about making a significant equity investment in the LLC, potentially in excess of $100 million. The LLC entered into mutual non-disclosure agreements with six different private equity firms and provided these potential investors with preliminary due diligence materials, including historical financial information, debt summaries and other requested documents. Based on discussions with these potential investors, the LLC determined that the indicated terms, ranging from complete elimination of existing members’ equity for minimal consideration to existing members retaining a very small ownership interest and relinquishing total control of the LLC to the new investor, did not reflect the long-term value of the LLC and were not in the best interests of the LLC’s members. In order to further evaluate the proposals, management of the LLC requested a formal term sheet from several of these investors but none was received. Although the LLC did not receive a formal written term sheet from any of these private equity firms, based on these preliminary discussions, management concluded that an investment by any of these private equity firms would impose an implied equity valuation on the LLC within a range of approximately $10 million to $100 million.

Throughout 2009, the LLC’s management team and board of managers also discussed the possibility of selling hotels to generate the funds necessary to repay the Fortress debt and other indebtedness. However, due to the significant nationwide decline in commercial real estate values, and hotel properties in particular, management did not believe that it was an opportune time to market the LLC’s hotels for sale, that the LLC would not achieve adequate value for any of its hotels due to adverse macroeconomic conditions and that any sales would generate significant capital in excess of the debt secured by the hotels.

In January 2010, in order to collect additional information about the value of the LLC’s hotels and to evaluate the LLC’s compliance with its loan covenants, the LLC engaged HVS to perform an appraisal of a sample of 17 hotels that management of the LLC determined to be representative of the LLC’s hotel portfolio as a whole. The LLC selected HVS to perform the appraisals based on HVS’s experience in the hotel industry and familiarity with the LLC’s hotels. The LLC has in the past engaged and may in the future engage HVS to perform other valuations of its hotels.

The aggregate appraised value of the 17 hotels was approximately $161 million, or approximately $54 million of equity value net of associated indebtedness, based on assumed capitalization rates of 10.0%, calculated discount rates of 18.0%, an inflation rate of 3.0%, selling expenses of 3.0% and a holding period of 10 years. Based on the HVS appraisals and application of similar valuations of the LLC’s other 48 hotels not subject to the current HVS appraisals, management estimated the equity value for the LLC’s total hotel portfolio to be approximately $98 million. Including the vacant land owned by the LLC and the debt associated with that land, management estimated the equity value of the LLC’s assets (excluding debt) to be approximately $90 million. Management further estimated that if the LLC were to liquidate its entire portfolio, an orderly sale would reduce the sale proceeds by approximately 10-20%. Based on those estimates, the LLC considered a liquidation value of the LLC of approximately $72 million to $81 million, assuming sales could actually be made in an efficient manner and with the consent of its lenders. Fortress has the right to approve the sale of any of the LLC’s assets.

The board of managers of the LLC thus determined that a liquidation of the LLC or similar sale of all or a substantial portion of the LLC’s assets would be impractical and would not maximize value for the LLC’s members.

The LLC does not anticipate updating the January 2010 appraisals in connection with the merger or IPO or engaging HVS or any other firm to perform additional appraisals of the LLC’s hotels prior to completion of the merger and IPO. Market conditions, changes in occupancy, RevPAR, and ADR at these hotels and other factors may have caused a change in the value of these hotels since the date of the appraisals. The appraisal was not obtained to calculate the number of OP units to be issued as merger consideration.

At a meeting in New York on February 2, 2010, Fortress and the LLC negotiated the material terms of an extension of the maturity date for the Fortress debt from March 5, 2010 until March 5, 2011, with the LLC having an option for an additional six-month extension contingent upon the LLC on meeting certain requirements. Fortress and the LLC finalized this extension on May 17, 2010, at which time the Fortress debt had an outstanding principal balance of $85.4 million.

Although the maturity date of the loan was extended, the Fortress loan arrangements continue to contain onerous terms, including an unfavorable interest rate of 30-day LIBOR plus 8.75%, subject to a LIBOR floor of 2.0%, of which LIBOR plus 5.75% will be paid currently, with the remainder accrued until maturity. The amended Fortress loan terms also provide for stringent covenants and conditions that may be difficult to meet, and that limit the LLC’s operational flexibility by, among other things, requiring that all cash generated by the LLC and not required for payment of hotel operational expenses, principal and interest payments on the LLC’s loans, capital expenditures, and other expenses related to owning and operating the LLC, be reserved and used to pay down indebtedness thereby limiting the LLC’s ability to make cash distributions to its members, and limiting the LLC’s ability to sell or refinance its hotel properties, incur debt or issue equity without Fortress’s prior approval. If the LLC is unable to meet its obligations under the Fortress loan, Fortress will have a right to foreclose on a collateral assignment of 49% of the ownership of 38 of the LLC’s 65 hotels. Management of the LLC determined that continuing the LLC’s business in absence of a significant capital raise or other strategic transaction could substantially impair value for its members by forcing sales of hotels at unattractive prices or risking foreclosure on a substantial portion of its hotels, which would significantly reduce the value of the LLC’s membership interests.

On March 4, 2010, members of the LLC’s management team met in Sioux Falls, South Dakota to review and compare financial analyses of the sale of equity securities to a single private equity investor and an initial public offering of a newly formed REIT. In light of the LLC’s impending debt maturities and need for capital to satisfy loan requirements, the lack of any definitive offers from private equity investors, the estimated value that could be achieved from a private equity investment based on preliminary discussions, the uncertainty of completing a private equity investment and the depressed value of the hotel market resulting from the economic recession, the LLC determined to proceed with taking steps to restructure the LLC into a REIT structure and conduct an initial public offering as the optimal strategy to meet the LLC’s financing needs and maximize value for the LLC’s members.

On March 9, 2010, based on then-existing market conditions affecting publicly traded lodging companies, and updated financial information, projections and other data provided to Baird by management of the LLC, Baird provided the LLC with additional financial analyses regarding a potential IPO utilizing an estimated equity valuation range of the LLC for IPO purposes of approximately $104 million to $200 million. At this meeting, management discussed with representatives of Baird the recent increased capital markets activity for hotel REITs, including approximately $1.3 billion in equity offerings by publicly traded hotel REITs between July 2009 and March 2010.

On April 12, 2010, Hunton & Williams LLP provided the board of managers of the LLC with a memorandum outlining proposed steps for creating a REIT structure to pursue an IPO. The memo described the formation of a limited partnership to serve as the operating partnership, or OP, of a newly formed REIT and proposed a merger of the LLC with and into the OP, with the OP as the surviving entity and the OP issuing units of limited partnership interests in the OP, or OP units, to the former members of the LLC as merger consideration. The memorandum also suggested an amendment to the LLC’s operating agreement to clarify the vote required for a merger.

On April 13, 2010, the LLC formally engaged Hunton & Williams LLP to advise the LLC on restructuring the LLC into a REIT structure and conducting an initial public offering of the REIT’s common stock.

On April 14, 2010, the LLC’s management team, representatives of Baird and attorneys from Hunton & Williams LLP held a telephone conference to discuss revised financial models related to various capital-raising options and the proposed structure for an IPO outlined in the Hunton & Williams LLP memo. During this conference, the LLC indicated its intention to select Baird as an underwriter of the proposed initial public offering and instructed Baird and Hunton & Williams LLP to begin full-scale preparation for an IPO.

At the board of managers meeting held in Sioux Falls on April 26, 2010, the management team presented to the board the proposed structure, including the proposed merger, and economic analysis of the REIT structure and an initial public offering. The management team also provided an overview of some of the advantages of becoming a publicly traded REIT. The board reviewed other capital raising alternatives, including the contemplated private offerings of debt or equity securities, commercial financings, significant private investor transactions and the IPO discussed in the preceding paragraphs. Based on its analysis of those alternatives, the board directed management to proceed with preparation for an IPO.

From April 2010 through July 2010, members of management, counsel, Baird and Baird’s counsel worked on preparing the documentation necessary to complete the reorganization and the IPO.

At board of managers meetings held on June 4, 2010 and June 11, 2010, the board established a special committee of independent managers to evaluate the proposed terms of the merger and to represent the interests of the LLC members (other than The Summit Group and its affiliates). At the same time, the board of managers considered all relevant relationships of each manager of the LLC and reviewed the independence standards set forth in the rules and regulations of the Securities Exchange Act of 1934 and the rules and regulations of the New York Stock Exchange. Based on this review, the board made an affirmative determination that each of Messrs. Timpe, Pulver and Stowater is independent in accordance with these standards. The board engaged in a lengthy discussion of the qualifications, skills and interests of these members in evaluating the appropriate managers to appoint to a special committee to evaluate the proposed terms of the merger and the IPO and to consider whether the proposed merger is fair to and in the best interests of all the LLC members. At the June 4, 2010 board of managers meeting, the board appointed Messrs. Pulver and Timpe to the special committee. The LLC historically has disclosed in its SEC filings that those two managers are the LLC’s independent managers. At the June 11, 2010 meeting, based on additional input from the LLC’s financial advisors and the reasons discussed below, the special committee requested and the board of managers approved the appointment of Mr. Stowater to act as a special non-voting advisor to the committee to assist in evaluating the proposed terms of the merger.

Mr. Pulver is the beneficial owner of 0.14% of the LLC’s Class A membership interests. Mr. Timpe is the beneficial owner of 0.10% of the Class A-1 membership interests in the LLC. Mr. Stowater beneficially owns 0.60% of the Class A membership interests and 1.22% of the Class A-1 membership interests based on shared voting and investment power over those membership interests. Mr. Pulver and Mr. Timpe do not own any Class B or Class C membership interests of the LLC.

Mr. Stowater is also a member and vice president of Bluestem Capital LLC, a private equity firm that is the beneficial owner of 15.4% of the Class A membership interests and 11.86% of the Class A-1 membership interests of the LLC. Each of Mr. Timpe and Mr. Stowater were appointed to the LLC’s board of managers by the LLC’s Class C member, The Summit Group, which is wholly owned by Mr. Boekelheide.

The board believed that Mr. Stowater’s significant experience in corporate finance and specifically in negotiating and performing due diligence for various investments made by Bluestem and affiliates and his service on the board of a number of private companies uniquely positioned him to assist the special committee in evaluating the terms of the merger. Further, the board concluded that Bluestem’s and Mr. Stowater’s beneficial ownership of a significant percentage of the LLC’s Class A and A-1 membership interests would incentivize him to maximize value for all of the LLC’s members. As managers of the LLC, each of Messrs. Pulver, Timpe and Stowater have a fiduciary duty to all of the members of the LLC.

On June 15, 2010, Mr. Timpe, chairman of the special committee, contacted Bass, Berry & Sims PLC (Bass Berry) and inquired about that firm’s qualifications and availability to serve as legal counsel to the special committee. Bass Berry is known as having substantial expertise on REIT formation and reorganization transactions, public offerings by REITs and mergers and acquisitions involving REITs. Bass Berry provided the special committee with materials regarding the firm’s REIT expertise as well as its expertise in representing special committees. On June 18, 2010, after reviewing the materials submitted by Bass Berry, the special committee interviewed Bass Berry by telephone and, after the interview, engaged Bass Berry to act as counsel to the special committee.

At the direction of the special committee, during the weekend of June 19 and 20, 2010, Bass Berry undertook to analyze the advisability of retaining a financial adviser to the special committee to assist in structuring any transaction and to issue an opinion as to the fairness, from a financial point of view, of the consideration to be received by the LLC members in the proposed merger. At the direction of the special committee, Bass Berry solicited proposals from three investment banking firms to render a fairness opinion with respect to the proposed merger.

The special committee met telephonically on June 23, June 24 and June 28, 2010 to consider whether to engage a financial adviser and seek a fairness opinion. During those meetings, Bass Berry advised the special committee regarding (1) the absence in the operating agreement of a provision for the merger of the LLC into another entity, (2) the proposed allocation of OP units to be issued in the merger of the LLC with the OP among the various classes of members of the LLC and (3) the advisability of engaging an investment banking firm to provide a fairness opinion in any such transaction. The special committee, Mr. Stowater and Bass Berry engaged in lengthy discussion during these three telephonic meetings about the various legal provisions of the operating agreement of the LLC governing allocations of profits and losses and distribution of funds, both prior to liquidation and in connection with a liquidation, including the absence of a provision covering the allocation of consideration in a merger. The special committee also considered a preliminary proposal from the OP that would have allocated to Class A and Class A-1 members of the LLC OP units with a value at the midpoint of the assumed IPO price range substantially equal to the adjusted capital contributions of those members. Because the proposed merger consideration to be allocated to the Class A and Class A-1 members was valued at an amount substantially equal to the adjusted capital contributions of the Class A and Class A-1 members, and because the operating agreement provided for distribution of proceeds from the sale of LLC assets and upon liquidation of the LLC in accordance with adjusted capital contributions, the special committee determined that it was not necessary or cost effective to engage a financial adviser to assist in negotiation of any transaction with the REIT, relying instead on the express terms in the operating agreement governing distributions on liquidation as contractually binding the members to accept liquidating distributions in accordance with positive capital accounts. In addition, the special committee concurred with the conclusion of the board that an amendment to the operating agreement of the LLC that would, among other things, clarify that a merger of the LLC with another entity should require affirmative approval by the Class C member, voting separately, 51% or more of the Class A and Class A-1 membership interests outstanding, voting together as a group.

On June 29, 2010, the board of managers of the LLC held a regular meeting. All members of the board were in attendance. Also attending were representatives of Baird, Hunton & Williams LLP and Bass Berry. At the meeting, the representatives of Baird made a detailed presentation to the board regarding the contemplated REIT IPO. Based on the further updated financial information, projections and other data provided by management of the LLC up to the meeting date and market conditions affecting publicly traded lodging companies at the time, and reflecting a potential IPO discount, Baird projected a range of equity value of the LLC for IPO purposes of approximately $120 million to $180 million.

From June 30 through July 2, 2010, management of the LLC provided the special committee with information regarding the adjusted capital contributions of all the members of the LLC, and on July 2, 2010 provided the special committee with a draft of a transaction memorandum and agreement and plan of merger reflecting an allocation among the classes of LLC membership interests that would correspond to the relative adjusted capital contributions of the various classes of members. Bass Berry reviewed, revised and provided the draft agreement and plan of merger to the special committee for review.

On July 2, 2010, the special committee held a telephonic meeting to review the proposed terms of the reorganization as set forth in the transaction memorandum provided by management of the LLC and the draft agreement and plan of merger, as revised by Bass Berry. The special committee noted that the draft agreement and plan of merger provided for the payment of accrued and unpaid priority returns to Class A and Class A-1 members only through June 30, 2010. The special committee requested Bass Berry propose a revision to the draft agreement and plan of merger that would provide for the payment of accrued and unpaid priority returns through the day prior to the closing of the merger. The special committee proposed that the payment be made out of available cash other than net proceeds from the IPO and, to the extent cash on hand is insufficient to pay the full amount of the priority returns through the day prior to closing, the difference would be made up by issuing a number of additional OP units to the Class A and Class A-1 members based on the IPO price. At the direction of the special committee, Bass Berry communicated to Hunton & Williams LLP the special committee’s proposal and set a deadline of noon on July 4, 2010 for a response.

On July 4, 2010, management of the LLC furnished to the special committee and Bass Berry an amended transaction memorandum and a revised draft of the agreement and plan of merger. The transaction memorandum provided management’s view of the positive and negative factors of the proposed IPO and merger for consideration by the committee. The transaction memorandum reflected a proposed method of allocating OP units among the various classes of LLC membership interests in proportion to adjusted capital contributions of the members in each class. The assumed value of OP units proposed to be delivered in the merger was approximately $148 million based on an estimated IPO price of $15.00 per share of Summit REIT common stock, approximately $40 million less than the total aggregate adjusted capital contributions of the members of the LLC.

During the afternoon of July 5, 2010, the special committee held a telephonic meeting the purpose of which was to review the transaction memorandum and revised draft of the proposed agreement and plan of merger received from the LLC on July 4, 2010. After Bass Berry advised the members of the special committee of their fiduciary duties to the LLC and its members, the special committee discussed the changes to the transaction memorandum and proposed agreement and plan of merger from those presented on July 2, 2010. The special committee noted that the proposed agreement and plan of merger and revised transaction memorandum reflected a reduction of consideration of approximately 2,640,328 OP units below the number of OP units reflected in the preliminary allocation schedule presented to the special committee. The special committee also noted that the revised merger agreement did not include the special committee’s proposal to pay accrued and unpaid priority returns to the Class A and Class A-1 members through the day prior to the closing of the merger, with any amount in excess of available cash to be paid in the form of OP units with an equivalent implied value based on the IPO price. Instead, the revised merger agreement reflected payment of accrued and unpaid priority returns in cash through August 31, 2010 (as opposed to June 30, 2010 as previously proposed) and utilizing best efforts to provide for the payment of any additional accrued and unpaid priority returns through the closing date of the merger subject to certain limitations. Bass Berry pointed out that the merger agreement did not contain a covenant requiring such best efforts. Finally, the special committee noted that allocation of merger consideration continued to be based on relative adjusted capital contributions of the members.

The special committee engaged in a lengthy discussion of the reduction in the number of OP units proposed to be issued as merger consideration. The special committee had presumed in its prior discussions allocation of merger consideration in accordance with capital accounts pursuant to the operating agreement. In light of the substantial reduction in the number of OP units from the number originally discussed with management, the special committee discussed at length the possible need for an opinion from a nationally recognized investment banking firm with respect to the fairness, from a financial point of view, of the total merger consideration to the members of the LLC.

After a lengthy discussion, the special committee directed Bass Berry to communicate to counsel for the REIT and OP the following:

•	The special committee required further explanation of the decrease in number of OP units (and corresponding decrease in enterprise valuation at the mid-point of the estimated IPO pricing range) and was re-considering the need to engage an independent financial advisor to evaluate the proposed terms of the merger and the estimated IPO valuation range.

•	There was confusion between the special committee and management as to what method was used to allocate the OP units between the various classes of LLC membership interests, with the special committee believing “capital account” balances rather than “adjusted capital contributions” was the appropriate measure under the terms of the operating agreement.

•	There was no agreement as to the date through which accrued and unpaid priority returns to the Class A and Class A-1 members would be paid.

The special committee held another telephonic meeting during the evening of July 5, 2010 for the purpose of hearing from Bass Berry the results of its conversations during the afternoon following the special committee’s afternoon call. Bass Berry informed the special committee that, in accordance with the special committee’s instructions, it had communicated to Hunton & Williams LLP and Baird that the special committee believed the reduction in merger consideration had substantially complicated the special committee’s ability to recommend that the Class A and Class A-1 members approve the merger, as the special committee now had to make a determination as to the fairness of the allocation of consideration in the reorganization among the various classes of membership interests as well as whether the aggregate amount of consideration was fair to all the members of the LLC, taken as a whole. Bass Berry reported that it had informed Hunton & Williams LLP and Baird of the likelihood of the special committee hiring a third-party fairness opinion provider to opine as to the fairness, from a financial point of view, of the aggregate consideration to be delivered in the reorganization. The special committee then engaged in a lengthy discussion regarding the allocation of merger consideration among the various classes of the LLC’s membership interests. The special committee discussed the relevant provisions of the operating agreement and whether by analogy any of those provisions should be followed in the allocation process. The special committee then agreed that it would attend a conference call with all the members of the board of managers including Messrs. Boekelheide, Hansen, Aniszewski, Stowater and the members of the special committee, Messrs. Pulver and Timpe, on Tuesday evening, July 6, 2010 for the purpose of discussing valuation of the LLC, obtaining the insights of representatives of Baird regarding valuation of the LLC in a prospective IPO transaction and gaining further clarification on the reasons for the proposed allocation of the merger consideration among the classes of LLC membership interests. Finally, the special committee directed Bass Berry to approach two investment banking firms regarding their willingness to render an opinion to the special committee regarding the fairness, from a financial point of view, of the aggregate merger consideration to be received by the members of the LLC.

The entire board of managers attended a conference call on July 6, 2010 for the purposes described in the preceding paragraph. Hunton & Williams LLP, Bass Berry and members of management of the LLC and proposed officers of Summit REIT also attended the conference call. During the call, representatives of Baird provided information to the board regarding the potential valuation of the LLC in a prospective IPO transaction, and continued to express its belief that the range of estimated IPO valuation range presented to the board at the June 29, 2010 meeting was reasonable. Mr. Hansen reminded the board members of the expected terms of private equity options for the LLC, the impending debt maturities and expensive interest rates, the ability of Fortress to foreclose on a collateral assignment of 49% of the ownership of 38 of the 65 hotels upon default by the LLC under the Fortress loan and the reasons why management and the board had recommended the IPO. Mr. Hansen described and clarified for the special committee and others present the background and reasons for the proposed allocation of OP units among the classes of membership interests and the basis for allocating the OP units. Mr. Hansen clarified that the proposal was to allocate merger consideration on the basis of adjusted capital contributions (not capital accounts) in a manner not contemplated by the operating agreement of the LLC. Mr. Hansen and Baird also explained that the reduction in the number of OP units to be allocated to the members in the merger from the amounts previously discussed resulted from Baird’s recommendation of potential value in an IPO based on market conditions at the time and an IPO discount that would apply to any IPO valuation. Mr. Hansen and representatives of Baird emphasized that an actual value of the merger consideration would depend upon market conditions at the time of the IPO and could not be predicted with any reasonable certainty. Mr. Hansen emphasized his view of the importance of focusing instead on the LLC determining a logical, fair and reasonable allocation of the OP units among the classes of members and an appropriate basis for making that determination. Finally, he expressed management’s view that the most reasonable method of allocating the OP units was to use relative adjusted capital contributions of members rather than capital accounts, which reflect complex adjustments for tax accounting.

During the July 6 call, it was discussed that each member of the LLC has a capital account which is adjusted periodically by the LLC pursuant to applicable U.S. Treasury regulations to reflect additional contributions by the member of cash or property to the LLC, distributions of cash or property by the LLC to the member and allocations to the member of items of income, gain, loss, deduction and credit of the LLC and other adjustments permitted by the U.S. Treasury regulations. A member’s adjusted capital contribution generally equals the cash amount or amounts the member has invested in the LLC or, for those members who received membership interests at the formation of the LLC in 2004, the value of the property contributed by the member to the LLC, as determined at the time of the roll-up transaction. Pursuant to the terms of the LLC’s operating agreement, a member’s adjusted capital contribution is generally reduced only by distributions made by the LLC to the member from the sale, exchange or other distribution or a refinancing of assets.

The special committee held a telephonic meeting on July 6, 2010 for the purpose of considering the advisability of engaging an investment bank to provide an opinion regarding the fairness, from a financial point of view, of the aggregate consideration to be delivered to the members of the LLC in the merger and to consider proposals from two investment banking firms to provide the services desired by the special committee. Bass Berry made a lengthy presentation to the special committee regarding the advisability of the special committee obtaining a fairness opinion from an independent investment banking firm in light of the proposed aggregate merger consideration being significantly below the aggregate adjusted capital contributions of the members of the LLC. The special committee discussed the relevant qualifications of the two investment banking firms. After a discussion of the strengths and weaknesses of the two firms, as well as their proposed fee proposals, the special committee instructed Bass Berry to contact JMP Securities and discuss provision of a fairness opinion. After the meeting, Bass Berry requested an engagement letter from JMP Securities which was promptly provided.

The special committee held a telephonic meeting on July 7, 2010 for the purpose of discussing the allocation of consideration in the merger among the various classes of membership interests in the LLC. Bass Berry advised the special committee of its responsibility to act with due care and in a manner it reasonably believes to be in the best interests of the LLC and its members. Prior to the meeting, the special committee members and Mr. Stowater had received a memorandum from Bass Berry describing the operation of the various provisions of the operating agreement of the LLC that could be relevant to the discussion, which memorandum included a spreadsheet, derived from public filings, of the aggregate capital accounts of the various classes of members.

The special committee held a lengthy discussion regarding the capital accounts of the various classes of members of the LLC and the potential impact of the operating agreement and the capital account analysis on the allocation of consideration in a merger or reorganization transactions. Bass Berry made a lengthy presentation to the special committee regarding the allocation provisions of the operating agreement, the amounts of the capital accounts of the various classes of membership interests of the LLC, and possible alternative ways to allocate consideration in a reorganization. After the presentation by Bass Berry, the special committee engaged in a lengthy discussion about the various methods of allocating consideration to be delivered in a reorganization. The special committee discussed the fact that neither the merger provisions of the South Dakota limited liability company statute, which governed the LLC, nor the operating agreement of the LLC provided a specific method for allocating the merger consideration. The special committee discussed and considered the allocation provisions in the operating agreement governing the distribution of cash flow upon either the sale or refinancing of property and upon liquidation and distribution of the LLC. The special committee considered that cash flow upon property sales or refinancings was to be distributed among the classes of members of the LLC based on aggregate adjusted capital contributions and that assets distributed in liquidation and dissolution of the LLC were ultimately to be distributed in accordance with the aggregate positive capital accounts. The special committee discussed the fact that the merger was neither a sale of assets nor a liquidation and dissolution and, while it reached no conclusions regarding the appropriate method of allocating the merger consideration, agreed that both these allocation methods should be considered because the merger could be considered analogous to one or both of a sale of assets or liquidation/dissolution. The special committee instructed Bass Berry to deliver its memorandum and spreadsheet to management and Hunton & Williams LLP with the request that Summit REIT consider the allocation provisions set forth in the operating agreement, the amounts of capital accounts of the various members of the LLC and the fairness of the allocation of merger consideration proposed by Summit REIT in light of its review of those items, with a view toward engaging in additional discussion about the fairness of the allocations.

Mr. Timpe then updated the special committee on the engagement of JMP Securities to provide a fairness opinion to the special committee. Mr. Timpe reported that JMP Securities had been verbally engaged, that an engagement letter was being reviewed by Bass Berry, and that JMP Securities had begun working on its analysis of the fairness of the proposed transaction, from a financial point of view, to the members of the LLC.

On July 8 and 9, 2010, Bass Berry and Hunton & Williams LLP, with management participating, discussed during a series of conference calls the fairness of the allocation among the various classes of membership interests of consideration to be delivered in the merger to the members of the LLC. During these calls, Bass Berry continued to express the special committee’s desire that merger consideration be allocated in accordance with the operating agreement, applying the liquidation provisions of the operating agreement by analogy. Hunton & Williams LLP expressed its view that the transaction was not necessarily a liquidation, that the operating agreement did not contemplate a reorganization or merger similar to the merger being proposed and that as a result there was not a clear contractual basis for applying the provisions of the operating agreement to the method for allocating the merger consideration.

On July 10, 2010, management provided the special committee with information regarding the alternatives considered by management and the board over the previous year, including private equity options, additional equity offerings, hotel sales and portfolio liquidation and the estimated values that management discussed with the board with respect to each of those options. Further, management provided the special committee with a substantial amount of information about management and other fees paid by other hotel companies to management and sponsors and as compared to fees charged by The Summit Group and proposed to be charged by the independent hotel manager of Summit REIT. This information was provided for the purpose of supporting management’s assertions to the special committee that (i) The Summit Group had historically charged a below-market fee to manage the hotels owned by the LLC, (ii) the management fees pursuant to the amended hotel management contracts to be sold by The Summit Group to the independent hotel manager of Summit REIT were less than those charged by third-party managers of recently formed hotel REITs, (iii) if The Summit Group had been charging “market” management fees, The Summit Group would have adversely affected the Class A and Class A-1 members and (iv) by historically accepting lower management fees and a lower sale price for the hotel management contracts, The Summit Group had benefitted the Class A and Class A-1 members during the term of the LLC and potentially allowed for more favorable hotel management agreement terms post-merger, which could enhance the value of the OP. The special committee considered this information to be relevant to both the advisability of the IPO and the merger option and the asserted fairness of consideration payable to The Summit Group, as Class C member, and other members of management, as Class B members, in the merger as well as the overall fairness of the allocation of the merger consideration proposed by the REIT to all the members of the LLC.

On July 11, 2010, the special committee held a telephonic meeting and invited Mr. Hansen to attend and answer questions of the special committee regarding the allocation of consideration among the various classes of membership interests of the LLC in the merger. Prior to Mr. Hansen joining the meeting, the special committee discussed the provisions in the operating agreement governing distributions on the sale of property as well as those governing the liquidation of the LLC. The special committee noted that under those provisions, the Class A and Class A-1 membership interests were to receive distributions equal to their respective aggregate adjusted capital contributions prior to the Class B and Class C membership interests receiving any distribution. When Mr. Hansen joined the call, members of the special committee and Mr. Stowater asked Mr. Hansen his view of whether merger consideration should be allocated to the Class B and Class C membership interests if the aggregate assumed value of the merger consideration at this time was less than the current aggregate adjusted capital contributions of the

Class A and Class A-1 members. The special committee and Mr. Hansen engaged in a discussion about reallocating some or all of the OP units proposed to be received by the holders of Class B membership interests to the holders of Class A and/or Class A-1 membership interests. After Mr. Hansen’s departure from the meeting, the special committee instructed Bass Berry to prepare a written counter-proposal that would reallocate all merger consideration proposed to be delivered to the Class B members to the Class A-1 members, as the special committee was then of the view that the Class A-1 members had received substantially less cash distributions to date than other classes of membership interests.

On July 12, 2010, the special committee held a telephonic meeting. Bass Berry again advised the special committee of its responsibility to act with due care and in a manner it reasonably believes to be in the best interests of the LLC and the members. The special committee discussed the relative returns received by the various classes of members of the LLC since 2004, and discussed the fact that the Class A-1 members who acquired membership interests in the private placement commenced in October 2008 and completed in October 2009 had received significantly less return on their investment than other classes of members. The special committee agreed that it was appropriate to make a counter-proposal to the REIT to reallocate the 9,893,992 OP units offered as merger consideration so that the Class B members would receive no consideration in the merger and the Class A-1 members would receive the 352,712 OP units originally proposed to be allocated to the Class B members. The special committee members and Mr. Stowater expressed their respective beliefs that this reallocation of consideration was appropriate because under the operating agreement of the LLC, in the event of a sale of assets or liquidation of the LLC, the Class B members would receive no distribution until the Class A and Class A-1 members had received distributions equal to their adjusted capital contributions, and the value of merger consideration allocated to those members under the REIT’s proposal did not accomplish the result of returning to the Class A and Class A-1 members their adjusted capital contributions. The special committee instructed Bass Berry to compose and deliver to the REIT a letter containing the special committee’s counter-proposal and explaining the special committee’s rationale for reallocation of merger consideration between the Class B members and the Class A-1 members. The letter was delivered to Hunton & Williams LLP later that day.

On July 14, 2010, Bass Berry, Hunton & Williams LLP and members of management of the LLC, including Mr. Hansen, held a conference call to discuss the special committee’s counter-proposal. Bass Berry communicated the special committee’s desire to recover for the Class A-1 members as a group enough value so that the sum of the aggregate merger consideration allocated to the Class A-1 members as a group and distributions received by those members as a group would at least equal the amount of their aggregate adjusted capital contributions assuming the IPO did in fact price at $15.00 per share and that each OP unit was deemed to have an equivalent value. Bass Berry requested that management provide to the special committee an analysis of the relative capital positions of the various classes of members of the LLC reflecting total capital contributions, total distributions through June 30, 2010 and the total value of the proposed allocation of merger consideration to the classes of LLC members assuming a value of $15.00 per OP unit so that the special committee could determine which members would have unrecovered capital following consummation of the reorganization based on those assumptions.

On July 15, 2010, management provided to Bass Berry the capital account analysis requested. The analysis reflected that the group of Class A-1 members who had acquired membership interests in 2009 would have an aggregate shortfall of approximately $600,000 between the cash they had invested in the LLC and the sum of (a) the aggregate cash distributions they had received from the LLC and (b) the aggregate assumed value of the OP units allocated to them pursuant to management’s merger proposal. The analysis further reflected that all other classes of members would have substantial returns on the cash they had invested in the LLC after receipt of their proposed allocations of the merger consideration. In light of that shortfall, management verbally offered to increase the aggregate number of OP units allocable to the Class A-1 members in the merger by 100,000 OP units, which, based on the analysis provided, would leave no class of members as a whole with unrecovered capital based on the allocation and an assumed value per OP unit of $15.00 and historical cash distributions to each class as a group. Bass Berry then communicated the new offer to the special committee.

On July 16, 2010, the special committee held a meeting to discuss the counter-proposal from the REIT. Bass Berry described for the special committee the details of the counter-proposal as outlined in an email to the special committee sent earlier that day. The counter-proposal provided for aggregate merger consideration of 9,993,992 OP units, which included an aggregate of an additional 100,000 OP units proposed to be issued to the Class A-1 members over and above the number set forth in the proposal submitted to the special committee on July 4, 2010. A lengthy discussion ensued over the applicability of the LLC’s operating agreement on the allocation of the OP units to be delivered in the proposed merger, during which Bass Berry expressed its legal conclusion that there was no contractual provision in the operating agreement that covered a merger transaction in which the members of the LLC would continue to hold an interest in the surviving entity, and that such transaction was legally distinguishable from a sale or liquidation transaction, thus justifying the allocation of OP units among the members of the LLC as proposed. The special committee concluded that the allocation of an additional 100,000 OP units to the Class A-1 members as a group resulted in the Class A-1 members collectively receiving aggregate value in the form of (1) prior cash distributions (2) priority returns through August 31, 2010 payable at or prior to the closing of the merger and (3) OP units in the contemplated merger that exceeded the aggregate cash contributed by the entire group of Class A-1 members to the LLC, assuming a value of $15.00 per OP unit. However, the assumed value of the OP units that an individual Class A-1 member receives plus the amount of distributions that such Class A-1 member has received may not equal the cash contributed by the member.

The special committee then agreed that it was appropriate to request a revised agreement and plan of merger between the LLC and the OP and to invite JMP Securities, who had been engaged by the special committee to render an opinion as to the fairness, from a financial point of view, of the aggregate consideration to be delivered in connection with the merger, to present its opinion to the special committee. The special committee instructed Bass Berry to communicate to Hunton & Williams LLP that, subject to receipt of a fairness opinion from JMP Securities, a definitive agreement and plan of merger in satisfactory form and information previously requested by the special committee with respect to the contribution to the OP of two hotel properties in Scottsdale, Arizona by a joint venture of which the LLC is a 49% owner, the special committee was inclined to recommend that the members of the LLC approve the reorganization. The special committee also requested Bass Berry to gather information for the special committee regarding prior sales of management contracts by affiliates of hotel REITs. The special committee requested this information for the purpose of considering the potential impact of the proposed sale by The Summit Group of the hotel management contracts between the LLC and The Summit Group on the valuation of the LLC and the feasibility of the IPO. The special committee believed that a favorable variance in the proposed sale price of the hotel management contracts by The Summit Group compared to directly comparable precedent sales of hotel management contracts would support a conclusion the IPO could be accomplished within the range of valuations indicated by Baird at the June 29, 2010 regular meeting of the board of managers.

On July 18, 2010, Bass Berry provided the special committee with information regarding prior sales of hotel management contracts by the management of hotel REITs for their consideration at a special meeting to be held that evening.

A meeting of the special committee was held on July 18, 2010 for the purpose of considering approval of the agreement and plan of merger and recommending that the merger be approved by LLC members entitled to vote. Bass Berry again advised the special committee of its responsibility to act with due care and in a manner it reasonably believes to be in the best interests of the LLC and the members.

Bass Berry advised the special committee that the agreement and plan of merger reflected the verbal counter-proposal made on Thursday, July 15, 2010 by the REIT of an aggregate consideration of 9,993,992 OP units, including the additional 100,000 OP units proposed to be issued to the Class A-1 members. Bass Berry further advised the special committee that the agreement and plan of merger provided for payment in cash of priority returns to the Class A and Class A-1 members through August 31, 2010 (as opposed to June 30, 2010 as previously proposed) and that excess cash over the sum of the LLC’s working capital requirements, reserve requirements and payments to lenders required in the ordinary course or in connection with extending maturity dates, whether in the form of fees or defeasement of principal, at the time of closing of the IPO and the merger would be distributed to the Class A and Class A-1 members to the extent of any then accrued and unpaid priority returns. Bass Berry pointed out that the agreement and plan of merger no longer contained a condition to closing requiring that the special committee shall not have withdrawn its recommendation of the merger. Bass Berry stated that the effect of removing that provision is that the LLC would be required to submit the agreement and plan of merger to the members for a vote, but that the special committee was still free to revoke or amend its recommendation. A discussion ensued regarding the disclosure of any change in or revocation of the special committee’s recommendation, and Bass Berry stated that it was of the opinion that any such change or revocation would be required to be disclosed under the proxy rules under the Securities Exchange Act of 1934. The special committee requested Bass Berry to verify with the REIT and its counsel that such disclosure would, in fact, be made.

The special committee then engaged in a lengthy discussion about the valuation of the two Scottsdale hotels to be contributed to the OP in exchange for OP units (the Scottsdale Contribution) and the fairness of the allocation of OP units in the Scottsdale Contribution. The special committee had requested that management provide to the special committee copies of the appraisals on the Scottsdale hotels, which management had provided. The special committee noted that management had provided the appraisals, which had been conducted in September 2009 and had reflected an aggregate “as is” fair market value for the two hotels of approximately $28.4 million. Management had informed the special committee that the two properties were subject to mortgage indebtedness in the aggregate principal amount of approximately $13.8 million. The special committee further noted that the equity value of the Scottsdale hotels was being valued by management in the transaction at an approximately $3.0 million discount to what the equity value would have been at the appraised value, which discount was allocated proportionally to the LLC and its joint venture partners. The special committee noted that management had informed the special committee that inclusion of the two Scottsdale hotel properties had increased the total proposed merger consideration to the LLC by 665,557 OP units, which at a $15.00 assumed value amounted to approximately $10.0 million of additional merger consideration being allocated to the LLC. On the basis of this analysis, the special committee determined that the proposed consideration offered by the OP in exchange for the Scottsdale hotel properties was fair and that the allocation of consideration for the hotels to the LLC was in accordance with the operating agreement of the limited liability company that owned the hotels.

The special committee then considered the appropriateness of the proposed sale by The Summit Group, the manager of the LLC and the manager of the LLC’s hotels, of the hotel management contracts between the LLC and The Summit Group and the fairness of that transaction to the members. The special committee noted that (i) the terms of the hotel management contracts to be sold were substantially shorter than the terms of comparable “market” hotel management contracts and (ii) the base management fees in the hotel management contracts to be sold were at the low end of the range of base management fees in comparable “market” hotel management contracts. The special committee further noted that the proposed sale price for the hotel management contracts by The Summit Group was substantially below the sale prices of hotel management contracts in directly comparable transactions that had been consummated in recent years. Based on precedent transactions and the current market for hotel management contracts, and after reviewing Bass Berry’s memorandum regarding precedent management contract sale transactions, the special committee concluded that the management contract sale had a positive impact on the valuation of the membership interests and the ability of the REIT to execute an IPO.

Representatives of JMP then delivered a presentation of analyses and findings in conjunction with its review of the fairness, from a financial point of view, to the members of the LLC of the merger consideration to be delivered to the members of the LLC. After completing its presentation and answering all of the special committee’s questions, JMP Securities verbally rendered its opinion that as of that date, the merger consideration to be delivered to the members of the LLC in the merger, assuming that the merger consideration has an approximate value of between $140 million and $160 million in the aggregate, was fair, from a financial point of view, to the members of the LLC. The JMP Securities representatives advised the special committee that the written opinion would be delivered shortly.

The special committee then discussed the proposed agreement and plan of merger, the hotel management contract sale, the Scottsdale Contribution, the compensation proposed to be paid to the executive officers of Summit REIT if the merger and IPO are completed and the reorganization as a whole. The special committee discussed the advantages of the merger and concurrent IPO to holders of membership interests, including the elimination of the high borrowing cost and refinancing risk related to the Fortress debt and other indebtedness of the LLC, the resumption of distributions following the IPO and the increased liquidity that holders of membership interests would likely realize following the merger and IPO. The special committee also discussed potential adverse effects of the merger and concurrent IPO, including the significant cost of the merger and the IPO, the risk that the IPO would be unsuccessful, in which event LLC would have borne the cost and suffered the time lapse of a failed transaction while the LLC would continue to face high borrowing costs and refinancing risk related to the Fortress debt, the uncertainty inherent in estimating a price range for the IPO several months in advance of the actual offering and the fact that the holders of membership interests would assume the risk that IPO pricing could be below the estimated range of values. The special committee discussed the findings of JMP Securities, the fairness opinion rendered by JMP Securities and the potential alternatives to the reorganization. After a lengthy discussion of the advantages, disadvantages and risks of the merger and related transactions, the JMP fairness opinion and the alternatives to the merger, the special committee unanimously determined that the proposed merger, the Scottsdale Contribution and the hotel management contract sale were advisable and in the best interests of the LLC and its members and were fair to the LLC and its members. This determination was based primarily on the factors discussed in this section, including the viability of the alternative financing options available to the LLC, the proposed payment of all, or a substantial portion, of accrued and unpaid priority returns to Class A and Class A-1 members, the opinion of JMP Securities that the assumed value of the aggregate merger consideration was fair as of the date of their opinion, the allocation of OP units based on relative adjusted capital contributions and the fact that the total OP units to be received by the Class A-1 members, assuming a value of $15.00 per OP unit, together with total prior cash distributions to the entire group, and priority returns through August 31, 2010 payable at or prior to the closing of the merger, would exceed the aggregate cash contributed to the LLC by Class A-1 members as a group. At the conclusion of the July 18, 2010 meeting, the special committee unanimously approved the agreement and plan of merger, determined that it should be approved by the LLC’s board of managers and directed Bass Berry to communicate to the REIT and OP that the special committee had done so.

The special committee expects to continue to meet as a necessary to discuss the merger and IPO process and receive updates from management of the LLC and Summit REIT as appropriate.

On August 2, 2010, after receipt of the recommendation of the special committee described above, the LLC’s board of managers determined that the amendment to the operating agreement, the agreement and plan of merger and the adjournment proposal are each advisable and in the best interests of the LLC and its members, and recommended a vote “FOR” each proposal by the members of the LLC.

Reasons for the Reorganization

In view of the wide variety of factors considered in connection with the evaluation of the reorganization and the complexity of these matters, the special committee and the LLC’s board of managers did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the individual members of the special committee and the board of managers may have given different weight to different factors. This discussion of the information and factors that the special committee and the board of managers considered in making their decisions is not intended to be exhaustive but includes all material positive and negative factors considered by the special committee and the board of managers, as applicable.

Positive Factors Considered by the Special Committee and the Board

In reaching its decision to recommend that the board of managers approve and declare advisable the agreement and plan of merger and the transactions contemplated thereby, the special committee and the LLC board of managers consulted with its legal advisors and carefully considered the following material positive factors:

•	Reduction in Debt and Influence of its Lenders. The LLC has a significant amount of debt coming due prior to January 1, 2012, which if not repaid or refinanced may result in foreclosure on the LLC’s hotels. The reorganization into a REIT structure and the planned use of proceeds of the IPO to repay up to approximately $225.2 million of outstanding debt is expected to improve the LLC’s balance sheet position and reduce the restrictive covenants imposed by certain lenders. Material restrictive covenants that will be eliminated through repayment of debt include: limitations on our ability to make distributions to investors; requirements that all cash flow in excess of that needed to pay property operating expenses, management fees and senior debt service payments be captured and held in a lockbox; restrictions against acquisitions of new hotels; prohibitions against acquisition of debt or modifications of existing debt without lender approval; and a prohibition against the issuance of any additional debt or equity securities. Elimination of these restrictive covenants would permit the OP and Summit REIT to make distributions to investors, acquire or develop hotels to continue to grow our hotel portfolio and finance the growth of the company through issuances of debt or equity securities.

•	REIT Structure Provides Significant Benefits. By reorganizing into a publicly traded REIT, the LLC may achieve certain benefits not currently available as a private LLC. Some of these benefits include a larger institutional ownership base and an available public market that provides liquidity to holders of REIT stock and ultimately to holders of OP units following the IPO. In addition, by reorganizing into a REIT, access to capital should be improved and the cost of capital may be lowered. Summit REIT also will be required to distribute annually to its stockholders at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gain. As in the LLC’s current structure, Summit REIT will not pay corporate level income tax at the REIT level, if it currently distributes all of its taxable income to its stockholders. OP unitholders will receive the same distributions per OP unit as holders of REIT common stock receive per share. Currently, the LLC is not making distributions to its members.

•	Tax-Efficient Structure. The LLC generally does not anticipate that LLC members will recognize income, gain or loss in connection with the receipt of OP units in exchange for their LLC membership interests in connection with the reorganization transactions, except for the Class C member, The Summit Group, and certain Class B members. See “Material Federal Income Tax Considerations—Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units.” Accordingly, the reorganization transactions should generally allow the LLC to reorganize into a publicly traded REIT in a manner that should be tax-efficient for the LLC members.

•	Unpaid Priority Returns to be Paid through August 31, 2010. Priority returns to holders of Class A and Class A-1 membership interests were reduced in January 2010 and suspended indefinitely as of March 31, 2010. The merger agreement provides that at or prior to the closing of the merger, priority returns to Class A and Class A-1 members that are accrued and unpaid through August 31, 2010 under the terms of the LLC operating agreement will be paid in full. In addition, accrued and unpaid priority returns on Class A and Class A-1 membership interests for the period from September 1, 2010 through the business day immediately prior to the closing date of the merger may be paid with available cash flow, if any, subject to certain limitations. Based on our current estimates of future cash flows, we may not have available cash to pay these priority returns that accrue after August 31, 2010.

•	Fairness Opinion. The special committee received an opinion from JMP Securities that as of the date of their opinion, the merger consideration, assuming as directed by management of the LLC the 9,993,992 OP units to be issued in the merger have an aggregate value between approximately $140 million and $160 million, was fair from a financial point of view to all of the members of the LLC, as a whole.

•	Improved Liquidity for Investors. The redemption rights of OP unitholders should provide greater liquidity to LLC members than their current ownership of LLC membership interests.

•	Simplified Capital Structure. Following the reorganization, the current four classes of LLC membership interests, Class A, Class A-1, Class B and Class C, will be converted into a single class of limited partners of the OP holding OP units. This simplified capital structure should improve the REIT’s and the OP’s ability, relative to the ability of the LLC prior to the reorganization, to structure financings. A publicly traded REIT’s access to capital and cost of capital should be more favorable than the LLC’s, generally increasing strategic and financial flexibility. In addition, OP units could be an attractive currency for use in hotel acquisitions.

•	Analyst Coverage. The LLC currently receives no research analyst coverage. As a publicly traded REIT, Summit REIT should attract analyst coverage which increases the visibility of and available information about a company and can broaden investor interest.

•	NYSE Listing. The REIT intends to list its common stock on the NYSE upon completion of the IPO. This listing should create greater liquidity and visibility for REIT common stock, including shares issuable upon redemption of OP units, than that experienced for the LLC membership interests, for which there is no public trading market.

•	NYSE Director Independence. Under the NYSE corporate governance requirements, a majority of the directors of NYSE-listed companies must meet the NYSE’s independence requirements, subject to limited exceptions. Because Summit REIT expects to be a NYSE-listed company following the IPO, stockholders of Summit REIT may benefit from the independence and other corporate governance requirements that will be imposed on the board of directors of Summit REIT. In addition, by complying with the independence requirements of the NYSE, institutional investors that place a premium on corporate governance matters may find the stock of Summit REIT more attractive than equity interests in the LLC. Accordingly, the adoption of these governance practices could result in a more diversified stockholder base and more opportunities to raise equity capital.

Negative Factors Considered by the Special Committee and the LLC’s Board of Managers

The special committee and the LLC board of managers also considered the following material negative factors in determining whether the merger should be approved and declared advisable by the LLC’s board of managers:

•	Value of Merger Consideration May Change. LLC members will not know the exact value of their merger consideration at the time they vote on the merger. The assumed value for the OP units utilized in establishing the merger consideration was $15.00 per OP unit, the estimated mid-point of the estimated price range for the REIT common stock in the IPO. The number of OP units issuable in the merger is fixed and will not vary based on the actual IPO price. The IPO price may be less than $15.00 and thus the implied initial value of the OP units may be less than the value used to establish the merger consideration. The IPO price will be determined in connection with the pricing of the IPO by and in the complete discretion of Summit REIT’s board of directors after the merger has been approved by the LLC members. The value of the OP units thereafter generally will fluctuate with the market price of the REIT common stock. The board of directors of the REIT has not established a minimum price per share in the IPO.

•	Merger Consideration Will Not Be Paid Consistently with the Sharing Ratios or Capital Accounts in the LLC’s Operating Agreement. The allocation of OP units in the merger is not based on sharing ratios or capital account balances as set forth in the LLC’s operating agreement. The number of OP units issuable in the merger is fixed and there will be no adjustment to the number of OP units issuable in the merger based on the actual IPO price. If the total gross proceeds of the IPO exceed the $15.00 mid-point of the estimated price range used to establish the merger consideration, any such increase in implied value of OP units will be shared equally by all members, without regard to the sharing ratios described in the operating agreement of the LLC. Similarly, a reduction in implied value resulting from an IPO price less than $15.00 will be shared equally by all members.

•	Lower Dividend Yields. Each month from April 2004 until December 2009, the LLC paid a cumulative but not compounded 10% annual priority return on each Class A member’s adjusted capital contribution and a cumulative but not compounded 8% annual priority return on each Class A-1 member’s adjusted capital contribution. Distributions of the priority returns were reduced effective in January 2010, and as of March 31, 2010, were suspended indefinitely. Distributions to be paid with respect to OP units, if any, likely will not reach those historic levels of return in the foreseeable future, or at all. Any distributions payable with respect to OP units will be paid pari passu to all holders of OP units, determined at the discretion of the board of directors of Summit REIT, as general partner of the OP, and generally will be paid at such time as dividends are paid on the REIT’s common stock.

•	Lack of Immediate Liquidity for OP Units. Under the terms of the limited partnership agreement of the OP, OP units cannot be sold or transferred during the twelve month period following completion of the merger and thereafter only with the consent of Summit REIT in its sole discretion and after complying with the notice provisions and other terms and conditions of the limited partnership agreement of the OP.

•	Increased Hotel Management Expense. The LLC currently reimburses The Summit Group for the expenses it incurs in the management of the LLC’s hotels and as company manager, in an amount not to exceed 4.5% of the hotels’ gross revenues, subject to certain exceptions. Currently, the Fortress loan agreements restrict that payment amount to 3.0% of hotel gross revenues. In order to qualify as a REIT, the hotels must be managed by an eligible independent contractor, as defined in the Code. The Summit Group expects to transfer and sell the hotel management contracts for the 65 hotels currently managed by The Summit Group to Interstate.

•	Lack of Experience Operating a Publicly Traded Company and a REIT. The Summit REIT management team has no experience operating a publicly traded company or complying with the complex rules required to maintain REIT status. The success of the reorganized company depends upon management’s ability to successfully operate the business while complying with these rules.

•	REIT Rules May Limit Hotel Sales. The federal income tax rules applicable to REITs limit a REIT’s ability to sell hotels and may adversely affect an active buy and sell strategy. Current debt covenants of the LLC also limit the ability to sell hotels.

•	Reliance on Low Interest Rates. As regular dividend paying companies, REITs generally compete for investment dollars with bonds. As a result, if interest rates were to rise and investors were to shift more dollars into bonds, there may be downward pressure on the price of the REIT’s common stock.

•	Leasing Hotels to the TRS Lessees Will Increase Overall Tax Liability. Under federal income tax provisions relating to REITs, a REIT cannot operate hotels and instead must lease hotels to a third party or a TRS who in turn must engage a management company that qualifies as an eligible independent contractor, to manage the hotels. The Summit REIT TRS lessees will be fully subject to federal, state and local corporate income tax, which will increase Summit REIT’s overall tax liability compared to the LLC’s current structure.

Recommendation of the Special Committee and the LLC’s Board of Managers

Special Committee

On July 18, 2010, the special committee determined that the agreement and plan of merger and the transactions contemplated thereby are advisable, fair to and in the best interests of the LLC and its members and should be approved by the LLC’s board of managers.

The LLC’s Board of Managers

On August 2, 2010, after receipt of the recommendation of the special committee described above, the LLC’s board of managers determined that the amendment to the operating agreement, the agreement and plan of merger and the adjournment proposal are each advisable, fair to and in the best interests of the LLC and its members, and recommended a vote “FOR” each proposal by the members of the LLC.

The Merger; The Agreement and Plan of Merger

The following summary describes certain aspects of the merger, including material provisions of the agreement and plan of merger, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the agreement and plan of merger, which is attached to this proxy statement/prospectus as Annex B and is incorporated in this document by reference. All of the members of the LLC are urged to read the agreement and plan of merger carefully and in its entirety.

Summit Hotel OP, LP, a Delaware limited partnership, and Summit Hotel Properties, Inc., a Maryland corporation, were formed in June 2010 for the purpose of effecting the merger and the IPO.

Under the terms of the agreement and plan of merger, the LLC will merge with and into the OP, with the OP as the surviving entity. Upon completion of the merger, each outstanding LLC membership interest will automatically receive the merger consideration in the form of OP units. Any fractional interests in OP units will be rounded up or down to the nearest whole OP unit.

Enclosed with this proxy statement/prospectus is a notice and voting letter. The letter sets forth your class of membership interest, your voting percentage in the LLC, your adjusted capital contribution in the LLC and the number of OP units you will receive as consideration if the amendment proposal and merger proposal are approved.

You will not know the exact value of the consideration you will receive in the form of OP units in the merger at the time you vote on the agreement and plan of merger. The implied value of the OP units distributed as merger consideration will be determined in connection with the pricing of the IPO by and in the complete discretion of Summit REIT’s board of directors after you have voted on the merger and by the value of Summit REIT’s common stock in the trading market following the IPO. A detailed description of the provisions of the agreement and plan of merger relating to the amounts and allocation of the merger consideration is provided below in the section “—Merger Consideration.”

Under the agreement and plan of merger, at the effective time of the merger, each LLC membership interest will convert automatically into the right to receive the applicable merger consideration as provided in the agreement and plan of merger. Upon completion of the merger, the OP will provide each member notice evidencing that number of OP units the member has received in connection with the merger. Ownership of the OP units will be reflected on the books and records of the OP.

Pursuant to the terms of the agreement and plan of merger, the merger of the LLC with and into the OP will occur after completion of the IPO and, therefore, if the IPO does not occur, the merger will not occur. A certificate of merger will be filed with the Secretary of State of Delaware and the Secretary of State of South Dakota to evidence the merger.

Pursuant to the terms and conditions of the agreement and plan of merger, the merger will not occur unless the following conditions have been waived or satisfied:

•	the registration statement filed on Form S-4, of which this proxy statement/prospectus is a part, has been declared effective by the SEC;

•	the amendment to the operating agreement has been approved by the company manager, voting separately, and by holders of 51% or more of the voting power of each of the Class A and Class A-1 membership interests, voting together as a group;

•	the agreement and plan of merger has been approved by the Class C member, voting separately, and holders of 51% or more of the Class A and Class A-1 membership interests, voting together as a group;

•	the registration statement filed on Form S-11 with respect to the issuance of shares of REIT common stock in the IPO has been declared effective by the SEC and the IPO has been completed;

•	the shares of REIT common stock issuable in the IPO have been approved for listing on the NYSE;

•	all material approvals and consents, if any, necessary in connection with completion of the merger have been obtained;

•	the OP has entered into binding agreements to acquire all of the membership interests in Summit of Scottsdale not currently held by the LLC;

•	the limited partnership agreement of the OP has been amended and restated in substantially the form of Annex C to this proxy statement/prospectus;

•	the hotel management agreements in effect between The Summit Group, which is wholly owned by Mr. Boekelheide, and the LLC and Summit of Scottsdale have been assigned by The Summit Group to an “eligible independent contractor” as defined by the Code prior to the effective time of the merger;

•	the representations and warranties of each of the parties are true and correct in all material respects as of the closing date of the merger; and

•	no statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the merger.

The agreement and plan of merger provides that the OP may for any reason or no reason terminate the agreement and plan of merger and abandon the reorganization at any time on or after September 30, 2011 even if the members of the LLC have voted to approve the agreement and plan of merger. In addition, the OP may terminate the agreement and plan of merger, even if the members of the LLC have voted to approve the agreement and plan of merger, if Summit REIT determines not to proceed with the IPO. Any amendment to the agreement and plan of merger requires the written consent of both parties to the agreement.

At the effective time of the merger, the limited partnership agreement of the OP will be amended and restated as set forth in Annex C to this proxy statement/prospectus.

Following completion of the merger and the IPO, the OP will become the operating partnership of Summit REIT and continue to conduct the hotel ownership business of the LLC. In the opinion of Hunton &

Williams LLP, the REIT’s and the OP’s tax counsel, after the merger the OP will be treated as a continuation of the LLC for federal income tax purposes, and the REIT will be treated as contributing the cash proceeds to the OP in exchange for OP units, except to the extent such payment of accrued and unpaid priority returns on the Class A and Class A-1 membership interests is recharacterized as a “disguised sale” of such membership interests under Section 707 of the Code, as described in more detail in “Material Federal Income Tax Considerations—Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units.”

The following charts illustrate the current structure of the LLC, the corporate reorganization transactions and the resulting structure (including the effect of the closing of the merger and the IPO):

Current Structure of the LLC

Merger(1)	Summit of Scottsdale Contribution(2)

Structure Upon Completion of Merger and IPO(3)

(1)	Reflects the merger of the LLC with and into the OP. The OP will be the surviving entity in the merger.

(2)	Reflects the contribution in a concurrent private placement of the interests in Summit of Scottsdale to the OP. As a result of this contribution, the OP will obtain 100% of the interests in the two Scottsdale hotels formerly held jointly by the LLC with The Summit Group, Inc. which is wholly owned by Mr. Boekelheide, and an unaffiliated third party. This transaction is separate from the merger.

(3)	After completion of the transactions described in notes (1) and (2) above and the IPO, assuming sale of 18,866,667 shares of Summit REIT common stock in the IPO.

Management After the Reorganization

Following the reorganization and the IPO, the OP’s day-to-day business will be managed by Summit REIT as general partner of the OP. Summit REIT’s board of directors initially will consist of seven directors, two of whom, Messrs. Boekelheide and Hansen, are current members of the LLC’s board of managers. A majority of the directors of Summit REIT will be independent in accordance with the requirements of the NYSE that will apply to Summit REIT. In addition, several of the LLC’s officers and managers, including Messrs. Boekelheide, Hansen and Aniszewski will become executive officers of Summit REIT. For more information on Summit REIT’s board of directors and executive officers, see “Management.”

Merger Consideration

If the agreement and plan of merger is approved and the IPO is completed, upon closing of the merger, the Class A, Class A-1, Class B and Class C membership interests in the LLC will automatically receive merger consideration in the form of a single class of OP units. The number of OP units allocated to each of the classes of LLC membership interest in the merger is set forth below and holders of Class A, Class A-1, Class B and Class C membership interests will receive their pro rata share of the OP units based on their adjusted capital contributions, as reflected in the books and records of the LLC, in relation to the adjusted capital contributions of all other holders of that class of membership interest. For example, if you invested in Class A membership interests and your adjusted capital contribution in Class A membership interests is $50,000, or approximately 0.0424% of all Class A adjusted capital contributions, you will receive merger consideration equal to 0.0424% of the aggregate number of 6,283,197 OP units to be issued to Class A members, or 2,664 OP units. If you own interests in more than one class of LLC membership interests, you will receive OP units for each class of membership interests that you own. Generally, the amount of your adjusted capital contribution equals the amount you invested in the LLC, or, for those members who received membership interests at the formation of the LLC, as determined pursuant to the roll-up transactions. The OP will not issue fractional OP units in the merger. Any fractional interest in OP units will be rounded up or down to the nearest whole OP unit.

The number of OP units issuable to you in the merger is fixed. You will not know the exact value of the OP units you receive as consideration in the merger at the time you vote on the merger. The implied value of the OP units issued as merger consideration will be determined in connection with the pricing of the IPO by and in the complete discretion of Summit REIT’s board of directors after you have voted on the merger and by the value of Summit REIT’s shares in the trading market following the IPO. The board of the REIT has not established a minimum price per share in the IPO and the IPO price may fall outside the estimated range of $14.00 to $16.00 per share.

The following table sets forth the aggregate numbers of OP units issuable in the merger to the holders of Class A, Class A-1, Class B and Class C membership interests:

	Aggregate Adjusted
	Capital Contributions	Total OP Units
	as of	to be Issued in the
	June 30, 2010	Merger

Class A	$119,138,717	6,283,197
Class A-1	44,237,893	2,433,040
Class B	6,687,944	352,712
Class C	17,540,183	925,043

Total	$187,604,737	9,993,992

Transfer Restrictions

Under the terms of the limited partnership agreement of the OP, OP units cannot be sold or transferred during the 12-month period following issuance and thereafter only with the consent of Summit REIT, as general partner of the OP, in its sole discretion. Beginning 12 months after issuance and upon 60 days advance written notice, holders of OP units may elect to cause the OP to redeem OP units on the first day of each calendar quarter for cash based on the then-current market price of the Summit REIT common stock, or, at the option of the OP, shares of Summit REIT common stock on a one-for-one-basis. Your ability to sell REIT shares you receive upon redemption is subject to the risk that an active market for the REIT shares may not develop as described in “Risk Factors—Risks Related to This Transaction.” Summit REIT has applied to list its common stock on the NYSE under the symbol “INN.”

Listing and the IPO

The OP units will not be listed for trading on a public market. Summit REIT has applied to list its common stock on the NYSE under the symbol “INN.” Listing on the NYSE is subject to fulfilling all applicable listing requirements.

The REIT does not expect to determine the IPO price for REIT common stock until immediately prior to completion of the IPO. Completion of the IPO and the price at which REIT stock will trade depends on a number of factors, including market conditions, net income and performance relative to that of comparable companies with publicly traded stock.

Accrued and Unpaid Priority Returns

If the merger and IPO are completed, priority returns on Class A and Class A-1 membership interests that are accrued and unpaid through August 31, 2010, under the terms of the LLC’s operating agreement will be paid to you at or prior to closing of the merger. Accrued and unpaid priority returns on Class A and Class A-1 membership interests for the period of September 1, 2010 through the business day immediately prior to the closing date of the merger may be paid with available cash flow, if any, in excess of the sum of the LLC’s working capital requirements, reserve requirements and payments to lenders required in the ordinary course or in connection with extending maturity dates, whether in the form of fees or defeasement of principal. Based on our current estimates of future cash flows, the LLC may not have any cash available to make these additional payments. We cannot estimate this additional amount or predict whether there will be any additional payment of priority returns accrued after August 31, 2010. If the IPO and the merger are not completed, we cannot assure you that any of your accrued but unpaid priority distributions will be paid, through August 31 or otherwise.

Opinion of JMP Securities

Pursuant to an engagement letter dated July 9, 2010, the special committee retained JMP Securities to render to the special committee an opinion as to the fairness, from a financial point of view, of the consideration proposed to be paid in the merger to the holders of LLC membership interests. The special committee selected JMP Securities based on JMP Securities’ qualifications, experience and reputation. At the meeting of the special committee held on July 18, 2010, JMP Securities rendered its oral opinion, subsequently confirmed in writing, that, as of July 18, 2010, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be delivered to the holders of LLC membership interests in the merger, in the aggregate, was fair from a financial point of view to the holders of LLC membership interests.

JMP Securities’ opinion was directed to the special committee for its use in its consideration of the merger, and addressed only the fairness, from a financial point of view, of the aggregate merger consideration to be delivered to the holders of the LLC membership interests in the merger and did not address any other aspect or implication of the merger. The summary of JMP Securities’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and incorporated herein by reference, and sets forth, among other things, the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by JMP Securities in preparing its opinion. You are urged to read the opinion carefully and in its entirety. Neither JMP Securities’ opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not, constitute advice or a recommendation to the special committee, the LLC, any holder of LLC membership interests or any other person as to how to vote or otherwise act with respect to any matter relating to the merger or otherwise.

In connection with rendering its opinion, JMP Securities, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the LLC;

•	reviewed certain internal financial statements and other financial and operating data concerning the LLC that were prepared by the management of the LLC;

•	reviewed certain financial forecasts prepared by the management of the LLC;

•	compared the financial performance of the LLC with that of certain other publicly traded companies;

•	reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving companies in lines of business that JMP Securities believed were generally comparable to the LLC;

•	participated in discussions among representatives of the LLC and its financial and legal advisors;

•	reviewed documents and memoranda describing the merger provided by counsel to the LLC and special committee; and

•	considered such other factors and performed such other analyses as JMP Securities have deemed appropriate.

JMP Securities assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to or reviewed by it. JMP Securities further relied upon the assurance of the management of the LLC that they were not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial forecasts prepared by the management of the LLC, JMP Securities assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of the LLC. JMP Securities was not engaged to assess the reasonableness or achievability of such forecasts, or the assumptions on which they were based, and did not assume any responsibility or express any view with respect to such forecasts. In addition, JMP Securities assumed that the merger would be consummated in the manner described to it by LLC counsel and management. JMP Securities assumed that in connection with the receipt of all governmental, regulatory or other approvals and consents contemplated by the merger agreement, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the merger. JMP Securities is not a legal, tax, accounting or regulatory advisor and has relied upon, without independent verification, the assessment of the LLC and its legal, tax, accounting or regulatory advisors with respect to legal, tax, accounting or regulatory matters. JMP Securities’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of its opinion may affect the opinion and the assumptions used in preparing it, and JMP Securities does not have any obligation to update, revise or reaffirm its opinion or otherwise to comment on or consider events occurring after the date of its opinion.

JMP Securities was not requested to consider, and its opinion does not address, the LLC’s underlying business decision to enter into the merger agreement, the structure or accounting treatment or taxation consequences of the merger, or the relative merits of the merger as compared to any alternative business strategies that might exist for the LLC or the effect of any other transaction in which the LLC might engage. JMP Securities was not requested to consider, and its opinion does not address, the non-financial terms of the merger agreement, nor does it address any agreement, arrangement or understanding entered into in connection therewith. Without limiting the foregoing, JMP Securities’ opinion does not consider or address any transaction or action contemplated by the merger agreement other than the merger, including the Scottsdale contributions and the sale of the hotel management agreements. JMP Securities has not considered and did not address the rights and privileges of the LLC membership interests as compared to the OP Units or any other security or otherwise or the allocation of the merger consideration amongst the holders of the LLC membership interests. JMP Securities’ opinion did not address the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of the LLC or to any other party, except as expressly set forth in its opinion. JMP Securities assumed, at the direction of the special committee, without independent verification, that the merger consideration will have a value of between $139,915,888 and $159,903,872 (or $14 to $16 per OP Unit). JMP Securities expressed no opinion as to the trading or sale price of the LLC membership interests, the OP Units or any other security at any time, nor has JMP Securities addressed whether the LLC, the holders of the LLC membership interests or any other party is receiving or paying reasonably equivalent value in the merger. In addition, JMP Securities expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration to be received by the holders of OP Units or otherwise. JMP Securities’ opinion should not be viewed as determinative of the views of the LLC or the special committee with respect to the merger.

Furthermore, JMP Securities was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the LLC or any other party, nor was JMP Securities provided with any such appraisal or evaluation. JMP Securities was not asked to evaluate the solvency or fair value of the LLC, the OP or any other person under any state or federal laws relating to bankruptcy, insolvency or similar matters. JMP Securities did not undertake independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the LLC was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the LLC was or may be a party or is or may be subject.

JMP Securities was not requested to, and did not, initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the assets, businesses or operations of the LLC or any other party, or any alternatives to the merger, negotiate the terms of the merger, or advise the special committee, the LLC or any other party with respect to alternatives to the merger. JMP Securities’ opinion was furnished for the use and benefit of the special committee (solely in its capacity as such) in connection with its consideration of the merger and may not be used for any other purpose without JMP Securities’ prior written consent. JMP Securities’ opinion should not be construed as creating any fiduciary duty on JMP Securities’ part to any party.

The issuance of JMP Securities’ opinion was approved by a committee authorized to approve such opinions.

In preparing its opinion to the special committee of the board of managers, JMP Securities performed a variety of analyses, including those described below. The summary of JMP Securities’ valuation analyses described below is not a complete description of the analyses underlying JMP Securities’ opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither JMP Securities’ opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. JMP Securities arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, JMP Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, JMP Securities considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in JMP Securities’ analyses for comparative purposes is identical to the LLC or the merger. The implied valuation reference ranges indicated by JMP Securities’ analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the LLC’s control and the control of JMP Securities. Much of the information used in, and accordingly the results of, JMP Securities’ analyses are inherently subject to substantial uncertainty.

JMP Securities’ opinion and analyses were provided to the special committee in connection with its consideration of the merger and JMP Securities’ analyses were among many factors considered by the special committee of the board of managers in evaluating the merger. Neither JMP Securities’ opinion nor its analyses were determinative of the aggregate merger consideration or of the views of the board or management with respect to the merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of JMP Securities’ opinion rendered to the special committee on July 18, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the underlying methodologies and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of JMP Securities’ analyses.

For purposes of its analyses, JMP Securities reviewed a number of financial metrics, including:

Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding common equity securities (taking into account its outstanding warrants and other securities convertible into common equity securities) plus the value of its minority interests plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

JMP Securities, with the consent of the LLC, analyzed the amount by which the value of the LLC’s equity may be adjusted to reflect its lack of marketability, given the absence of a trading market for the LLC’s equity. For purposes of calculating an appropriate adjustment, JMP Securities analyzed four non-blind pool real estate and lodging initial public offerings completed after June 2009.

The four IPOs were for the following companies:

Hudson Pacific Properties, Inc.
Piedmont Office Realty Trust
Hyatt Hotels Corp.
Government Properties Income Trust

The prices for the shares of the offering company in three of the four IPOs reflected a multiple of enterprise value (as implied by the IPO price) to EBITDA (as annualized based on the offering company’s last quarter EBITDA at the time of the IPO) that was an average of 16.2% less than the multiple of enterprise value to EBITDA for selected public companies for each of the three offering companies (referred to as the “implied EV discount”) (the multiple of enterprise value to EBITDA for one of the offering companies was excluded from this analysis as an outlier), and the prices in the four IPOs also were an average of 19.4% less than the net asset value per share of the offering company (referred to as the “implied NAV discount”).

The implied EV discount of 16.2% and the implied NAV discount of 19.4% were applied in JMP Securities’ analyses as described below. The table below lists for each of the four offering companies analyzed the IPO pricing date, the EV/EBITDA multiple, the EV/EBITDA premium or discount observed relative to the selected public companies for each of the offering companies and the premium or discount to the IPO price relative to the estimated net asset value.

EV / EBITDA Premium (Discount)

	IPO	EV /
	Pricing	EBITDA		Premium
	Date	at IPO		(Discount)

Hudson Pacific Properties, Inc.	06/23/10	20.2	x	23.7	%(1)
Piedmont Office Realty Trust	02/09/10	11.5	x	(13.0)%
Hyatt Hotels and Resorts	11/04/09	11.7	x	(17.7)%
Government Properties Income Trust	06/02/09	10.4	x	(17.9%)

NAV Premium (Discount)

	IPO	Estimated
	Pricing	NAV per	Premium
	Date	Share	(Discount)

Hudson Pacific Properties, Inc.	06/23/10	$20.63	(17.6)%
Piedmont Office Realty Trust	02/09/10	$17.75	(18.3)%
Hyatt Hotels and Resorts	11/04/09	$34.00	(26.5)%
Government Properties Income Trust	06/02/09	$23.59	(15.2%)

(1)	Identified as an outlier and excluded from this analysis.

For purposes of JMP Securities’ analyses and opinion, our management advised and directed JMP Securities to assume: (i) the issuance in the merger of 9,993,992 OP Units in exchange for the LLC membership interests, (ii) total cash of the LLC of $9.7 million and total debt of the LLC of $418.4 million as of March 31, 2010 and (iii) future annual capital expenditures of 5% of total room revenues. Our management also provided to JMP Securities and directed JMP Securities to use estimates and forecasts for the LLC for the fiscal years ending 2010 through 2015 prepared by our management.

Selected Companies Analysis

JMP Securities calculated the multiples of enterprise value to 2011 estimated EBITDA and other financial data for the LLC and three companies in the hotel industry (referred to as the “selected companies”). The selected companies were selected because they were deemed to be similar to the LLC in one or more respects, which included profile of hotel assets, size, REIT status and geographic concentration. The enterprise values for the selected companies were calculated using the closing prices of the common stock of the selected companies as of July 16, 2010. The estimated EBITDA for the selected companies was based on publicly available research analysts’ estimates.

The table below lists the selected companies and their respective attributes.

	Price	2011E EV /
	07/16/10	EBITDA

Ashford Hospitality Trust	$7.87	13.6	x
FelCor Lodging Trust	$4.95	11.5	x
Hersha Hospitality Trust	$4.73	12.2	x

The table below sets forth the mean, median, high and low multiples of enterprise value to 2011 estimated EBITDA for the selected companies, as indicated by this analysis. JMP Securities then applied the high and low multiples to management of the LLC’s FY 2011 estimated EBITDA projection, and adjusted for the LLC’s net debt and, at the direction of LLC management, for an additional $6.5 million in anticipated additional public company costs. This analysis indicated an implied reference range per OP Unit of $12.29 to

$21.83 on an unadjusted basis and $10.30 to $18.29 on an adjusted basis, using the implied EV discount, as shown in the table below.

	2011E EBITDA		Implied Reference Range
	Multiple		Unadjusted	Adjusted

Mean	12.4	x	$16.48	$13.81
Median	12.2	x	$15.32	$12.84
High	13.6	x	$21.83	$18.29
Low	11.5	x	$12.29	$10.30

There are inherent differences in the business, operations, financial conditions and prospects of the LLC and the selected companies. Accordingly, JMP Securities believed that a purely quantitative application of the selected companies analysis would not be particularly meaningful. JMP Securities therefore noted there are differences between the financial and operating characteristics of the selected companies and the LLC (including, but not limited to, asset class, geographic location of assets, asset portfolio size and the overall size of the organization) which may affect the valuation of the LLC as implied by the acquisition values of the selected companies.

Precedent Transactions Analysis

Using publicly available information, JMP Securities examined the terms of certain transactions involving acquisitions of public lodging companies announced since January 1, 2004 (referred to as the “precedent transactions”). The table below lists the precedent transactions:

Acquirer	Target

Thayer Lodging / Shanghai Jin Jiang	Interstate Hotels & Resorts, Inc.
Apollo Real Estate Investment Fund V	Eagle Hospitality Properties Trust Inc.
Inland American Real Estate Trust, Inc.	Winston Hotels, Inc.
JER Partners	Jameson Inns, Inc.
Westmont Hospitality Group, Inc.	Boykin Lodging Co.
The Blackstone Group	Prime Hospitality Corporation

JMP Securities reviewed each of the precedent transactions to determine the multiple of transaction value (defined as the applicable target LLC’s equity value as implied by the consideration offer in the transaction, plus the applicable target LLC’s total debt less the applicable target LLC’s cash) to next twelve month’s EBITDA (referred to as “forward year EBITDA multiples”). The estimated EBITDA for the target companies was based on publicly available research analysts’ estimates. In its analysis, JMP Securities utilized the LLC’s 2011 estimated EBITDA projection and included an additional $6.5 million in anticipated additional public LLC costs, as directed by LLC management.

The table below lists for each of the precedent transactions the associated multiple of transaction value to the next twelve months’ EBITDA:

Date			EV / NTM
Announced	Acquiror	Target	EBITDA

12/18/09	Thayer Lodging / Shanghai Jin Jiang	Interstate Hotels & Resorts, Inc.	13.0x
04/30/07	Apollo Real Estate Investment Fund V (2)	Eagle Hospitality Properties Trust Inc.	13.7x
03/09/07	Inland American Real Estate Trust, Inc.	Winston Hotels, Inc.	11.6x
05/22/06	JER Partners	Jameson Inns, Inc.	11.0x
05/22/06	Westmont Hospitality Group, Inc.	Boykin Lodging Co.	12.9x
08/18/04	The Blackstone Group	Prime Hospitality Corporation	11.4x

JMP Securities calculated the mean, median, high and low forward EBITDA multiples for the precedent transactions, as indicated in the table below. JMP Securities then applied the high and low multiples for the precedent transactions to management of the LLC’s estimated 2011 EBITDA projection and adjusted the resulting amount to reflect estimated net debt, resulting in an implied reference range per OP Unit of $10.03 to $22.27 on an unadjusted basis and $8.40 to $18.66 on an adjusted basis, using the implied EV discount, as indicated in the table below.

	Forward EBITDA		Implied Reference Range
	Multiple		Unadjusted	Adjusted

Mean	12.3	x	$15.70	$13.16
Median	12.2	x	$15.48	$12.97
High	13.7	x	$22.27	$18.66
Low	11.0	x	$10.03	$8.40

The reasons for and the circumstances surrounding each of the precedent transactions were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the LLC and the companies included in the precedent transaction analysis. Accordingly, JMP Securities believed that a purely quantitative application of the precedent transaction analysis would not be particularly meaningful. JMP Securities therefore noted there are differences between the LLC and the companies acquired in the precedent transactions (including, but not limited to, asset class, geographic location of assets, asset portfolio size and the overall size or the organization) which may affect the valuation of the LLC as implied by the acquisition values of the selected companies.

Discounted Cash Flow Analysis

JMP Securities performed a discounted cash flow analysis based upon our continuing operations, pursuant to the financial projections provided by our management through 2015. JMP Securities calculated unlevered free cash flows through 2015, defined as earnings before interest and taxes, plus depreciation and amortization, less capital expenditures. JMP Securities also calculated a range of terminal values by applying a range of multiples from 12.0x to 13.0x to our 2015 estimated EBITDA. The cash flows and terminal values were then adjusted back to December 31, 2010 using a range of discount rates from 13.0% to 15.0%. The range of discount rates of 13.0% to 15.0% was selected based on an analysis of the weighted-average cost of capital of the LLC. The aggregate of the cash flows and terminal values was then adjusted for the LLC’s net debt to provide an implied equity value for the LLC.

The discounted cash flow analysis indicated an implied reference range per OP Unit of $19.57 to $28.25 on an unadjusted basis and $12.72 to $20.14 on an adjusted basis, using the implied EV discount, as indicated in the table below.

	Unadjusted Implied Reference Range
	2015E EBITDA Terminal Multiple
Discount Rate	12.00x	12.25x	12.50x	12.75x	13.00x

13.0% discount rate	$24.40	$25.36	$26.33	$27.29	$28.25
13.5% discount rate	$23.15	$24.09	$25.03	$25.97	$26.91
14.0% discount rate	$21.93	$22.85	$23.77	$24.69	$25.61
14.5% discount rate	$20.74	$21.64	$22.54	$23.44	$24.34
15.0% discount rate	$19.57	$20.46	$21.34	$22.22	$23.10

	Adjusted Implied Reference Range
	2015E EBITDA Terminal Multiple
Discount Rate	10.06x	10.27x	10.48x	10.68x	10.89x

13.0% discount rate	$16.91	$17.72	$18.53	$19.33	$20.14
13.5% discount rate	$15.83	$16.61	$17.40	$18.19	$18.98
14.0% discount rate	$14.76	$15.54	$16.31	$17.08	$17.85
14.5% discount rate	$13.73	$14.48	$15.24	$15.99	$16.75
15.0% discount rate	$12.72	$13.46	$14.19	$14.93	$15.67

Net Asset Value Analysis (Capitalization Rate Method)

JMP Securities calculated the net asset value of the LLC’s real estate by applying a range of capitalization rates to the LLC’s estimated 2011 net operating income. In performing this analysis, JMP Securities applied a range of capitalization rates of 8.6% to 9.6% as directed by LLC management. JMP Securities then added the value of our land held for sale, as indicated by our management, and subtracted our net debt to provide an implied equity value.

The capitalization rate net asset value analysis indicated an implied reference range per OP Unit of $16.34 to $22.82 on an unadjusted basis and $13.17 to $18.40 on an adjusted basis, using the implied NAV discount, as indicated in the table below.

	Capitalization Rate
	8.60%	8.85%	9.10%	9.35%	9.60%

Unadjusted Implied Reference Range	$22.82	$21.06	$19.40	$17.83	$16.34
Adjusted Implied Reference Range	$18.40	$16.98	$15.64	$14.37	$13.17

Net Asset Value Analysis (Price Per Room Method)

JMP Securities calculated the net asset value of the LLC’s real estate by applying a range of prices per room to the LLC’s total number of hotel rooms. In performing this analysis, JMP Securities applied a range of prices per room of $87,000 to $97,000, intended to reflect the estimated average current market value of each hotel room owned by the LLC. JMP Securities selected the range of prices per room based upon industry research on midscale and upscale hotel valuations and the direction of LLC management. The actual range is not a definitive stated metric. JMP Securities then added the value of our land held for sale, as indicated by our management, and subtracted our net debt to provide an implied equity value.

The price per room net asset value analysis indicated an implied reference range per OP Unit of $16.25 to $22.64 on an unadjusted basis and $13.10 to $18.25 on an adjusted basis, using the implied NAV discount, as indicated in the table below.

	Price per Room
	$87,000	$89,500	$92,000	$94,500	$97,000

Unadjusted Implied Reference Range	$16.25	$17.84	$19.44	$21.04	$22.64
Adjusted Implied Reference Range	$13.10	$14.38	$15.67	$16.96	$18.25

About JMP Securities

JMP Securities is a nationally recognized investment banking and advisory firm. JMP Securities, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, JMP Securities may from time to time trade in our securities or indebtedness for its own account, the accounts of investment funds and other clients under the management of JMP Securities and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

Pursuant to an engagement letter between the special committee and JMP Securities, we paid JMP Securities a fee of $250,000 upon delivery of its fairness opinion. We have also agreed to indemnify JMP Securities and its affiliates, their respective members, directors, officers, agents and employees and each person, if any, controlling JMP Securities or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of JMP Securities’ engagement and any related transactions.

Federal Income Tax Consequences of the Reorganization Transactions to LLC Members

We anticipate that an LLC member will not recognize income, gain or loss for federal income tax purposes in connection with the reorganization transactions as a result of exchanging LLC membership interests for OP units in the merger. An LLC member may recognize gain or income in connection with the reorganization transactions to the extent that the repayment of a portion of the LLC’s liabilities with the cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT causes an LLC member to be treated as receiving a deemed cash distribution that exceeds its adjusted tax basis in its LLC membership interest or causes the LLC member to have to “recapture” losses previously allocated to the LLC member from the LLC. However, we do not anticipate that the repayment of a portion of the LLC’s liabilities with the cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT will cause any LLC member, other than the Class C member, The Summit Group, and certain Class B members, to receive a deemed cash distribution that exceeds its adjusted basis or will cause a member to “recapture” any losses. See “Material Federal Income Tax Considerations—Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units” for additional information.

We anticipate that the Class C member, The Summit Group, and certain Class B members may recognize a taxable deemed cash distribution as a result of the reorganization transactions unless those LLC members take the affirmative measures described below. We will contact those LLC members directly and will provide them with the opportunity to enter into tax protection agreements. Pursuant to those agreements, those LLC members will be given the opportunity to guarantee a portion of the OP’s liabilities, or, alternatively, enter into a deficit restoration obligation, both of which are intended to cause a special allocation of liabilities to those LLC members to prevent them from recognizing a taxable deemed cash distribution in connection with the reorganization transactions. The OP will also enter into tax protection agreements with other LLC members, including Class A and Class A-1 members, who provide the OP with information indicating that they would recognize a taxable deemed cash distribution in connection with the reorganization transactions unless additional liabilities are allocated to them. For a discussion of such tax protection agreements, see “—Tax Protection Agreements.”

The payment of the accrued and unpaid priority returns on the LLC membership interests as part of the reorganization transactions could be recharacterized as a taxable “disguised sale” of a portion of such LLC membership interests. We will receive an opinion of counsel that payment of accrued and unpaid priority returns should not be treated as a disguised sale for federal income tax purposes. No assurance can be provided that the IRS will not successfully challenge that position.

Tax Protection Agreements

The OP will offer to enter into tax protection agreements with the Class C member, The Summit Group, and certain Class B members. We anticipate that those LLC members may recognize a taxable deemed cash distribution in connection with the reorganization transactions unless affirmative measures are taken to cause special allocations of liabilities to such LLC members. The OP will also enter into tax protection agreements with other LLC members, including Class A and Class A-1 members, who provide the OP with information indicating that such LLC members would recognize a taxable deemed cash distribution in connection with the reorganization transactions unless similar affirmative measures are taken. Pursuant to the tax protection agreements, the applicable LLC members will be given the opportunity to guarantee a portion of the OP indebtedness, or, alternatively, to enter into a deficit restoration obligation, both of which are intended to cause a special allocation of liabilities to those LLC members to prevent them from recognizing a taxable deemed cash distribution in connection with the reorganization transactions. The OP will indemnify the LLC members that enter into tax protection agreements for any tax liabilities they incur as a result of its failure to timely provide such opportunity. The tax protection agreements will apply to a particular member until the earlier of (i) the date the member (or its successor) has disposed of 100% of the OP units received in the merger or (ii) ten years from the anniversary of the closing of the IPO. The tax protection agreements do not obligate the OP to provide those members with new opportunities to guarantee debt or enter into a deficit restoration obligation in connection with future debt paydowns, sales of properties or other transactions that could result in recognition of gain by an OP unitholder, and the OP does not have any related indemnification obligation if a future reduction of OP liabilities after completion of the reorganization transactions causes those members to recognize a taxable gain. Upon completion of this offering, we anticipate that the LLC members described above will guarantee approximately $6.5 million of the OP’s liabilities, including approximately $6 million of the OP’s liabilities that will be guaranteed by The Summit Group. Although the OP’s liability under the tax protection agreements will depend on certain factors outside of our control, including without limitation the applicable maximum federal, state and local tax rates, we anticipate that the maximum amount the OP may have to indemnify these LLC members upon a failure to meet our obligations under the tax protection agreements is approximately $3.25 million. Our nominating and corporate governance committee will review and approve any transaction that would require us to make indemnity payments under the tax protection agreements.

Expenses of the Reorganization Transactions

The LLC will pay the expenses of the reorganization transactions. We anticipate incurring an aggregate of approximately $3.0 million of expenses in connection with the reorganization transactions including:

•	$50,000 in filing fees;

•	$1,500,000 in legal fees;

•	$900,000 in accounting and appraisal fees;

•	$25,000 in solicitation expenses; and

•	$250,000 in printing costs.

We expect to pay for all of these expenses with the proceeds of the IPO. If the IPO and the merger are not completed, these expenses will be borne by the LLC.

Absence of Appraisal Rights

The LLC’s members will not be entitled to dissenters’ or appraisal rights as a result of the merger.

Books and Records of the LLC

LLC members may, upon written request stating the purpose, at any reasonable time, for any proper purpose and at their own expense, examine and copy books and records of the LLC described in the LLC’s operating agreement, including a list of the LLC’s members. LLC members may also send a representative to the LLC’s registered office to do so on the member’s behalf. The books and records of the LLC are located at 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105.

Regulatory Approvals

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the reorganization pursuant to the agreement and plan of merger, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the Delaware Revised Uniform Limited Partnership Act, South Dakota Limited Liability Company Act, and various state governmental authorizations.

Transfer Agent And Registrar

Wells Fargo Bank, National Association will be the transfer agent and registrar of the OP units and will also be the transfer agent and registrar for Summit REIT common stock.

DISTRIBUTION POLICY

Summit REIT intends to distribute at least 90% of its REIT taxable income each year (subject to certain adjustments as described below) to its stockholders in order to qualify as a REIT under the Code. The OP expects to make distributions on a per OP unit basis at the same times and in the same amounts to holders of OP units as the per share distributions made to holders of REIT common stock. Summit REIT intends to make regular quarterly distributions to its common stockholders beginning at such time as its board of directors determines that it is generating sufficient cash flow to do so. In order to qualify for taxation as a REIT, Summit REIT intends to make annual distributions to its stockholders of an amount at least equal to 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. Summit REIT will be subject to income tax on its taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material Federal Income Tax Considerations.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

The amount, timing and frequency of distributions will be authorized by Summit REIT’s board of directors based upon a variety of factors, including:

•	actual results of operations;

•	our level of retained cash flows;

•	the timing of the investment of the net proceeds of the reorganization transactions;

•	any debt service requirements;

•	capital expenditure requirements for our properties;

•	our taxable income;

•	the annual distribution requirements under the REIT provisions of the Code; and

•	other factors that Summit REIT’s board of directors may deem relevant.

An OP unitholder generally will not be subject to tax on cash distributions by the OP unless the distribution exceeds the unitholder’s basis in its OP units immediately before the distribution, in which case the excess will be treated as taxable gain. Rather, an OP unitholder will be required to report its allocable share (whether or not any distributions are made) of the OP’s items of income, gain, loss, deduction and credit for each taxable year of the OP ending with or within the OP unitholder’s taxable year. Accordingly, in any particular year, an OP unitholder’s allocation of taxable income or gain from the OP, and possibly the associated tax liability, may exceed the cash distributed by the OP, especially if the OP unitholder receives a special allocation of gain following the sale of one of our initial properties with respect to which there was built-in gain at the time of the reorganization transactions or at the time the OP unitholder contributed the property to the LLC. For a discussion of the tax treatment of distributions and allocations of income and gain to OP unitholders generally, see “Material Federal Income Tax Considerations—Effects of Subsequent Effects” and “—Tax Consequences of Ownership of OP Units After the Reorganization Transactions.”

Summit REIT intends to make regular quarterly cash distributions to its stockholders beginning with a pro rata distribution with respect to the period commencing on the date of completion of its IPO and ending June 30, 2011, based on a rate of $0.0625 per share for a full quarter. On an annualized basis, this would equal $0.25 per OP unit, or an annual distribution rate of approximately 1.7% based on an assumed IPO price of $15.00 per share, the mid-point of the estimated IPO price range. If the IPO price is less or greater than $15.00, the annual distribution rate will increase or decrease accordingly. We estimate that the initial annual distribution rate will represent approximately 100% of estimated cash available for distribution for the 12-month period ending June 30, 2011. This initial distribution rate is based upon an estimate of cash available for distribution after completion of the reorganization transactions, which is calculated based on adjustments to our pro forma net income for the year ended December 31, 2009 as described below. We have estimated cash available for distribution for the sole purpose of determining our initial distribution amount.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities, such as acquisitions, other than a provision for recurring capital expenditures. It also does not reflect the amount of cash estimated to be used for financing activities. Any acquisitions or other investing activities and financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

Distributions made by us will be authorized and determined by Summit REIT’s board of directors, as our general partner, in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including maintaining Summit REIT’s status as a REIT, restrictions under applicable law and our loan agreements and other factors described below. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate as most of the hotel properties in our initial portfolio have been in operation for a significant period of time. However, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. Actual results of operations, economic conditions or other factors may differ materially from the assumptions used in the estimate. Our actual results of operations will be affected by a number of factors, including the revenue received from our hotels, performance of our property manager, our operating expenses, interest expense (including the effect of variable rate debt) and unanticipated capital expenditures. We may, from time to time, be required, or elect, to borrow funds under our anticipated credit facility or otherwise, sell assets or issue Summit REIT capital stock to pay distributions. Additionally, we may pay future distributions from the proceeds of the IPO or other securities offerings.

We currently expect to maintain our initial distribution rate for the 12-month period following completion of the reorganization transactions unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. We cannot assure you that our estimated distribution will be made or sustained or that Summit REIT’s board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions, capital expenditure requirements, debt service requirements, including limits on distributions that may be contained in our financing agreements, including those of our anticipated revolving credit facility, from time to time, and other factors that could cause actual distributions to differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.” To the extent that our cash available for distribution is less than the amount required to be distributed by Summit REIT under the REIT provisions of the Code, we may consider various funding sources to cover any shortfall, including borrowing under our credit facility, selling certain of our assets or using a portion of the net proceeds we receive in the IPO or future offerings. In addition, Summit REIT’s charter allows it to issue preferred stock that could have a preference over its common stock as to distributions. If Summit REIT were to issue preferred stock, it would contribute the proceeds to the OP in exchange for preferred OP units with economic and other terms substantially the same as those of the shares of preferred stock issued by Summit REIT. These preferred OP units could have a preference over OP units as to distributions. Summit REIT currently has no intention to issue any preferred stock and, consequently, we have no intention of issuing preferred OP units, but if we were to issue preferred OP units, the distribution preference on the preferred OP units could limit our ability to make distributions to the holders of OP units. We also may elect to pay all or a portion of any distribution in the form of a distribution of Summit REIT common stock, OP units or debt securities.

The following table sets forth calculations relating to the intended initial distribution based on our pro forma financial data, and we cannot assure you that the intended initial distribution will be made or sustained. The calculations are being made solely for the purpose of illustrating the initial distribution and are not necessarily intended to be a basis for determining future distributions. The calculations include the following material assumptions:

▪	income and cash flows from operations for the twelve months ended December 31, 2009 is substantially the same for the twelve months ended June 30, 2010, with the exception of increases in contractual ground rent;

▪	cash flows used in investing activities will be the contractually committed and planned amounts for the twelve months ending June 30, 2011; and

▪	cash flows used in financing activities will be the contractually committed amounts for the twelve months ending June 30, 2011.

These calculations do not assume any changes to our operations or any acquisitions or dispositions, which would affect our operating results and cash flows, or changes in our outstanding OP units. We cannot assure you that our actual results will be as indicated in the calculations below. All dollar amounts, other than per-share and per-OP unit amounts, are in thousands.

Pro forma net income for the year ended December 31, 2009	$(16,111)
Less: Pro forma net income for the six months ended June 30, 2009	2,232
Add: Pro forma net income for the six months ended June 30, 2010	(2,085)

Pro forma net income for the twelve months ended June 30, 2010	(15,964)
Add: Pro forma depreciation and amortization for the twelve months ended June 30, 2010	25,440
Add: Pro forma non-cash straight line ground rent expense for the twelve months ended June 30, 2010(1)	119
Add: Pro forma amortization of deferred financing costs for the twelve months ended June 30, 2010(2)	—
Add: Pro forma loss on impairment of assets(3)	7,506
Add: Pro forma loss (gain) on disposal of assets(4)	69
Add: Pro forma hotel property acquisition costs(5)	630
Less: Pro forma increase in contractual ground rent expense for the twelve months ended June 30, 2010(6)	—
Add: Pro forma non-cash amortization of stock and option awards for the twelve months ended June 30, 2010(7)	1,337

Estimated cash flows from operating activities for the twelve months ending June 30, 2011	19,137
Estimated cash flows used in investing activities—required capital expenditure reserve contributions(8)	(5,744)
Estimated cash flows used in financing activities—scheduled principal payments on debt payable(9)	(6,090)

Estimated cash available for distribution for the twelve months ending June 30, 2011	$7,303
Our share of cash available for distribution	4,747
Noncontrolling interests’ share of cash available for distribution	2,556

Total estimated initial annual distribution	$7,303

Estimated initial annual distribution per share(10)	$0.25
Estimated initial annual distribution per OP unit	0.25
Ratio of estimated initial annual distribution to estimated annual cash available for distribution	100%

(1)	Represents non-cash item recorded as an operating expense.

(2)	Represents non-cash item recorded as interest expense.
(3)	Represents non-cash item recorded as loss on impairment of assets.
(4)	Represents non-cash item recorded on the disposal of assets.
(5)	Represents hotel property acquisition costs funded with loan or equity proceeds.
(6)	Represents estimated higher ground rent expense pursuant to existing ground lease agreement.
(7)	Represents non-cash compensation recorded as an administrative and general corporate expense.
(8)	Estimated amount based on the amount of reserves required pursuant to management, franchise and loan agreements, at 4% of the revenues of each hotel.
(9)	Estimated amount based on pro forma indebtedness to be outstanding following completion of the reorganization transactions and the IPO.
(10)	Represents the aggregate amount of the estimated intended annual distribution divided by the shares of common stock and OP units that will be outstanding upon completion of the reorganization transactions and the IPO. The number of shares to be outstanding upon completion of the IPO excludes shares of common stock that may be issued by Summit REIT upon exercise of the underwriters’ overallotment option or upon exercise of options or redemption of OP units.

The full amount of the estimated initial annual distribution per share and OP unit as calculated and shown in the table above would represent a return of capital based on pro forma net income for the twelve months ended June 30, 2010. We estimate that for the twelve months ending June 30, 2011, approximately 0%-25% of the estimated initial annual distribution per share and OP unit would constitute a return of capital.

We do not expect the amount of our initial annual distribution per share and OP unit to vary based on the amount of any accrued and unpaid priority returns paid with respect to the Class A and Class A-1 membership interests.

Historical Distributions

The LLC historically paid annual priority returns of 10% of adjusted capital contributions to holders of Class A and 8% of adjusted capital contributions to Class A-1 membership interests and has made additional distributions to Class A, Class A-1, Class B and Class C membership interests, based on the LLC’s operating results and available cash flow according to the sharing ratios and other terms of the LLC’s operating agreement. During 2009, the LLC made priority returns and other distributions in an aggregate amount of approximately $9.7 million to its Class A holders and in an aggregate amount of approximately $2.5 million to its Class A-1 holders. Class B and Class C members did not receive any distributions in 2009. Effective January 1, 2010, the LLC reduced the priority returns distributions paid to Class A and Class A-1 members by 25% and as of March 31, 2010, the LLC suspended all distributions to the Class A and Class A-1 members.

The merger agreement provides that prior to completion of the merger, Class A and Class A-1 members will receive from the LLC an aggregate of approximately $8.3 million to pay priority returns that have accrued under the terms of the LLC’s operating agreement and are unpaid through August 31, 2010. Accrued and unpaid priority returns on Class A and Class A-1 membership interests for the period of September 1, 2010 through the business day immediately prior to the closing date of the merger will be paid with available cash flow, if any, subject to certain limitations. Based on our current estimates of future cash flows, we may not have available cash to pay priority returns that accrue after August 31, 2010.

There has been no public trading market for the LLC membership interests to date. The following table describes the total amount of cash distributions paid for each class of LLC membership interest (in the aggregate and per unit) during the two most recently completed fiscal years and during the six-month period ended June 30, 2010.

	For the Six Months Ended	For the Years Ended
	June 30, 2010	December 31, 2009	December 31, 2008

Aggregate Cash Distributions Paid(1)	$535,261	$12,271,067	$26,702,848
To Class C	$—	$—	$6,683,725
Per Class C Unit(1)	$—	$—	$38,501
To Class B	$—	$—	$1,285,144
Per Class B Unit(1)	$—	$—	$15,796
To Class A	$393,718	$9,742,840	$17,166,006
Per Class A Unit(1)	$337	$8,351	$14,714
To Class A-1	$141,543	$2,528,227	$1,567,973
Per Class A-1 Unit(1)	$323	$8,012	$11,767
Weighted-Average Number of Units Outstanding(1)
Class C	173.60	173.60	173.60
Class B	81.36	81.36	81.36
Class A	1,166.62	1,166.62	1,166.62
Class A-1	437.83	315.55	133.25

Total	1,859.41	1,737.13	1,554.83

(1)	A unit represents a capital contribution to the LLC of $100,000. As described in the operating agreement of the LLC, members’ units carry different sharing ratios. A member’s individual distributions were determined, in part, by those sharing ratios as described in the operating agreement. The above cash distributions per unit are weighted averages based on the actual capital contributions and sharing ratios of the members.

DESCRIPTION OF THE OP UNITS AND
CERTAIN TERMS OF THE LIMITED PARTNERSHIP AGREEMENT

The following summarizes the material terms of the OP Units and the agreement of limited partnership of the OP, a copy of which is an exhibit to the registration statement of which this proxy statement/prospectus is a part. See “Where You Can Find More Information.”

General

Upon completion of the merger, you will become a limited partner of the OP. Each OP unit that you receive as consideration in the merger represents a unit of limited partnership interest in the OP. As with your membership interests in the LLC, the OP will establish a capital account for each holder of OP units. Summit REIT, through a wholly owned subsidiary, will act as the general partner of the OP. Upon completion of the reorganization transactions, Summit REIT will own, directly and through this subsidiary, an approximate 65.1% interest in the OP (or 68.2% if the underwriters exercise their over-allotment option in full), including the general partnership interest and limited partnership interests. The general partner has unlimited authority to issue additional OP units, without approval of the limited partners.

Fiduciary Responsibilities of the General Partner

Through the wholly owned subsidiary that serves as the OP’s general partner, Summit REIT has a fiduciary duty to the OP’s limited partners as well as duties required by the limited partnership agreement of the OP. Summit REIT also has fiduciary duties to its stockholders that may conflict with this duty to the limited partners. In the event of a conflict between the interests of Summit REIT’s stockholders and the OP’s limited partners, Summit REIT will endeavor in good faith to resolve the conflict in a manner not adverse to either Summit REIT’s stockholders or the OP’s limited partners. However, if Summit REIT in its sole and absolute discretion determines that the conflict cannot be resolved in a manner that is not adverse to either party, Summit REIT will resolve the conflict in favor of Summit REIT’s stockholders. Further, the limited partnership agreement provides that Summit REIT will not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the OP’s limited partners in connection with these decisions.

Distributions

The partnership agreement will provide that the OP will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the OP’s property in connection with the liquidation of the OP) at times and in amounts determined by the general partner in its sole discretion, to Summit REIT and the other limited partners in accordance with their respective percentage interests in the OP.

Upon liquidation of the OP, after payment of, or adequate provision for, debts and obligations of the OP, including any partner loans, any remaining assets of the OP will be distributed to Summit REIT and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances. In connection with the issuance of new OP units and certain other events (including the reorganization transactions), the general partner of the OP will make adjustments to the capital accounts to reflect any unrealized appreciation or depreciation in the OP’s assets for federal income tax purposes. The general partner of the OP will allocate those adjustments among the OP units, to the extent possible and in the general partner’s sole and absolute discretion, in a manner intended to cause the capital account attributable to each OP unit to be equal in amount, but shall not make allocations that could cause any OP unitholder to recognize income or gain for federal income tax purposes. Accordingly, each OP unit may not have an equal capital account balance and, as a result, OP unitholders may receive differing amounts upon a liquidation of the OP.

Allocations

Profits and losses of the OP (including depreciation and amortization deductions) for each fiscal year generally will be allocated to Summit REIT and the other limited partners in accordance with the respective percentage interests in the OP. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, the general partner shall have the authority to elect the method to be used by the OP for allocating items with respect to (i) the difference between our proportionate share of the LLC’s adjusted tax basis in assets of our initial portfolio and the proceeds of the IPO that will be contributed to the OP in exchange for OP units and (ii) contributed property acquired for OP units for which fair market value differs from the adjusted tax basis at the time of contribution, and any such election shall be binding on all partners.

Transferability of Interests

Limited partners will not be able to sell, assign, encumber or otherwise dispose of their OP Units without the general partner’s consent, which consent may be granted or withheld in its sole and absolute discretion. Summit REIT does not intend to consent to any transfers during calender year 2010.

Summit REIT may cause the general partner to (i) transfer all or any portion of its general partnership interest to (A) a wholly owned subsidiary or (B) a parent company, and following such transfer to withdraw as the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which Summit REIT’s common stock is listed.

Tax Matters

The partnership agreement will provide that the general partner of the OP will be the tax matters partner of the OP and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of the OP.

Redemption Rights

Pursuant to the partnership agreement, limited partners, other than Summit REIT, will have redemption rights, which will enable them to cause the OP to redeem their OP units in exchange for cash or, at the OP’s option, shares of REIT common stock on a one-for-one basis. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to the OP of a redemption request no less than 60 days prior to the redemption date, and each limited partner must submit for redemption at least 1,000 OP Units or, if such limited partner holds fewer than 1,000 OP Units, all the OP Units owned by the limited partner. The number of shares of REIT common stock issuable upon redemption of OP units held by limited partners may be adjusted upon the occurrence of certain events such as REIT share dividends, share subdivisions or combinations. The OP expects to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of REIT common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of Summit REIT common stock in excess of the share ownership limit in Summit REIT’s charter;

•	result in Summit REIT being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in Summit REIT being “closely held” within the meaning of Section 856(h) of the Code;

•	cause Summit REIT to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of Summit REIT, the OP’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

•	cause Summit REIT to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any hotel management company failing to qualify as an “eligible independent contractor” under the Code; or

•	cause the acquisition of REIT common stock by such redeeming limited partner to be “integrated” with any other distribution of REIT common stock for purposes of complying with the registration provisions of the Securities Act.

The general partner of the OP may, in its sole and absolute discretion, waive any of these restrictions.

The partnership agreement will require that the OP be operated in a manner that enables Summit REIT to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with Summit REIT’s retained capital gains) and to ensure that the OP will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by the OP, the OP generally will pay all of Summit REIT’s administrative costs and expenses, including:

•	all expenses relating to Summit REIT’s continuity of existence and Summit REIT’s subsidiaries’ operations;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with any repurchase by Summit REIT of any securities;

•	all expenses associated with the preparation and filing of any of Summit REIT’s periodic or other reports and communications under federal, state or local laws or regulations;

•	all expenses associated with Summit REIT’s compliance with laws, rules and regulations promulgated by any regulatory body;

•	all administrative costs and expenses, including salaries and other payments to directors, officers or employees;

•	all expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing compensation to Summit REIT’s employees;

•	all expenses incurred by Summit REIT relating to any issuance or redemption of partnership interests; and

•	all of Summit REIT’s other operating or administrative costs incurred in the ordinary course of business on behalf of the OP.

These expenses, however, do not include any of Summit REIT’s administrative and operating costs and expenses incurred that are attributable to hotel properties that, in the future, may be owned by Summit REIT directly rather than by the OP or its subsidiaries.

Registration Rights

Holders of OP units will have certain registration rights with respect to the shares of REIT common stock that may be issued to them in connection with the exercise of the redemption rights under the partnership agreement.

Immediately following the date on which Summit REIT becomes eligible to use a registration statement on Form S-3 for the registration of securities and subject to certain further conditions as set forth in the partnership agreement, Summit REIT will be obligated to file a shelf registration statement covering the issuance or resale of common stock received by limited partners upon redemption of their OP units. Summit REIT has also agreed as follows:

•	to use its reasonable best efforts to have the registration statement declared effective;

•	to furnish to limited partners redeeming their OP units for shares of REIT common stock prospectuses, supplements, amendments, and such other documents reasonably requested by them;

•	to register or qualify such REIT shares under the securities or blue sky laws of such jurisdictions within the United States as the limited partners reasonably request;

•	to list shares of REIT common stock issued pursuant to the exercise of redemption rights on any securities exchange or national market system upon which Summit REIT’s shares of common stock are then listed; and

•	to indemnify limited partners exercising redemption rights against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to Summit REIT by such limited partners.

Notwithstanding the foregoing, Summit REIT is not required to file more than two registration statements in any 12-month period and, as a condition to Summit REIT’s obligations with respect to the registration rights of limited partners, each limited partner will agree:

•	that no limited partner will offer or sell shares of REIT common stock that are issued upon redemption of their OP units until such REIT shares have been included in an effective registration statement;

•	that, if Summit REIT determines in good faith that registration of shares for issuance or resale would require the disclosure of important information that Summit REIT has a business purpose for preserving as confidential, the registration rights of each limited partner will be suspended until Summit REIT notifies such limited partners that suspension of their registration rights is no longer necessary (so long as Summit REIT does not suspend their rights for more than 180 days in any 12-month period);

•	that if Summit REIT proposes an underwritten public offering, each limited partner will agree not to effect any offer, sale or distribution of Summit REIT’s shares during the period commencing on the tenth day prior to the expected effective date of a registration statement filed with respect to the public offering or commencement date of a proposed offering and ending on the date specified by the managing underwriter for such offering; and

•	to indemnify Summit REIT and each of Summit REIT’s officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to Summit REIT by such limited partner.

Subject to certain exceptions, the OP will pay all expenses in connection with the exercise of registration rights under the partnership agreement.

LTIP Units

LTIP units are a class of partnership units in the OP and, if issued, will receive the same quarterly per-unit profit distributions as the other outstanding OP units. The OP has no current plan to issue any LTIPs. Initially, LTIP units, if issued, will not have full parity with other outstanding OP units with respect to liquidating distributions. Generally, under the terms of the LTIP units, if issued, the OP will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the last revaluation of the OP’s assets until such event will be allocated first to the LTIP unitholders to equalize the capital accounts of such holders with the capital accounts of holders of the OP’s other outstanding OP units. Upon equalization of the capital accounts of the LTIP unitholders with the capital accounts of the other holders of OP units, the LTIP units will achieve full parity with the other OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of such units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value for a given number of vested LTIP units will be less than the value of an equal number of shares of Summit REIT’s common stock.

Capital Contributions

Summit REIT will contribute, directly, to the OP substantially all of the net proceeds of the IPO as its initial capital contribution in exchange for a majority of the OP units. The partnership agreement provides that if the OP requires additional funds at any time in excess of funds available to the OP from borrowing or capital contributions, the OP may borrow funds from a financial institution or other lender or Summit REIT may provide additional funds to the OP. Under the partnership agreement, the general partner generally will cause the OP to issue OP units to Summit REIT in connection with issuances of REIT shares, for cash or other consideration, and Summit REIT is obligated to contribute the net proceeds of any future issuance of Summit REIT shares as additional capital to the OP. Limited partners will not be required to make additional capital contributions to the OP. If Summit REIT contributes additional capital to the OP, Summit REIT will receive additional OP units and Summit REIT’s percentage interest will be increased on a proportionate basis based upon the amount of additional capital contributions and the value of the OP at the time of the contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by Summit REIT. In addition, if Summit REIT contributes additional capital to the OP, the general partner will revalue the property of the OP for tax purposes, to its fair market value (as determined by the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by the general partner) on the date of the revaluation. The OP may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common OP units with respect to distributions from, or liquidation of, the OP, including the partnership interests Summit REIT owns as the general partner.

Listing

The OP units will not be listed for trading on a national exchange or other public market.

Management

Summit REIT, through the wholly owned subsidiary serving as the general partner of the OP, will conduct substantially all of its operations and make substantially all of its investments through the OP. Pursuant to the partnership agreement, the general partner of the OP will have full, exclusive and complete responsibility and discretion in the management and control of the OP, including the ability to cause the OP to enter into certain major transactions including acquisitions, dispositions, financings, refinancings, selection of lessees, make distributions to partners, and to cause changes in the OP’s business activities.

Amendments of the Partnership Agreement

The general partner, without the consent of the limited partners, may amend the partnership agreement in any respect; provided that the following amendments require the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by Summit REIT or its subsidiaries):

•	any amendment affecting the operation of the conversion factor (for holders of LTIP units) or the redemption right (except as otherwise provided in the partnership agreement) in a manner that adversely affects the limited partners in any material respect;

•	any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them under the partnership agreement, other than with respect to the issuance of additional partnership units pursuant to the partnership agreement;

•	any amendment that would alter the OP’s allocations of profit and loss to the limited partners, other than with respect to the issuance of additional OP units pursuant to the partnership agreement; or

•	any amendment that would impose on the limited partners any obligation to make additional capital contributions to the OP.

Merger, Consolidation or Other Combination, or Sale of All or Substantially All of the Assets of Summit REIT or the OP

Summit REIT may not engage in any merger, consolidation or other combination, or sale of all or substantially all of its assets in a transaction that results in a change in control of Summit REIT unless:

•	the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by Summit REIT or its subsidiaries) is obtained; or

•	as a result of the transaction, all limited partners (other than Summit REIT or its subsidiaries) will receive for each OP unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of REIT common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of Summit REIT’s outstanding common stock, each holder of OP units (other than those held by Summit REIT or its subsidiaries) shall be given the option to exchange its OP units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer REIT common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	Summit REIT is the surviving entity in the transaction and either (A) Summit REIT’s stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than Summit REIT or its subsidiaries) receive for each OP unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by Summit REIT’s stockholders.

Summit REIT also may merge with or into or consolidate with another entity if immediately after the merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than OP units held by Summit REIT, are contributed, directly or indirectly, to the OP as a capital contribution in exchange for OP units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of Summit REIT’s obligations under the partnership agreement, including those of the general partner, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for calculation as closely as reasonably possible.

Summit REIT, through the wholly owned subsidiary serving as general partner, without the consent of the limited partners, may (i) merge or consolidate the OP with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of the OP in a transaction pursuant to which the limited partners (other than Summit REIT or any subsidiary of Summit REIT) receive consideration as set forth above.

Indemnification and Limitation of Liability

The limited partners of the OP expressly acknowledge that the general partner of the OP is acting for the benefit of the OP, the limited partners (including Summit REIT) and Summit REIT’s stockholders collectively and that Summit REIT is under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause the OP to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of Summit REIT’s stockholders on the one hand, and the limited partners of the OP on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either Summit REIT’s stockholders or the limited partners, provided however, that so long as Summit REIT owns a controlling interest in the OP, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either Summit REIT’s stockholders or the limited partners will be resolved in favor of Summit REIT’s stockholders, and neither the general partner nor Summit REIT will be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

To the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner, and Summit REIT’s officers, directors, employees, agents and any other persons Summit REIT may designate from and against any and all claims arising from operations of the OP in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the general partner of the OP, and Summit REIT’s officers, directors, agents or employees, will not be liable for monetary damages to the OP or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term

The OP will continue indefinitely, or until sooner dissolved upon:

•	the bankruptcy, dissolution, removal or withdrawal of Summit REIT as general partner (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the OP;

•	the redemption of all OP units (other than those held by Summit REIT) unless the general partners determine to continue the partnership by the admission of one or more general partners; or

•	the dissolution of the OP upon election by Summit REIT in its capacity as the general partner.

DESCRIPTION OF SUMMIT REIT’S CAPITAL STOCK

Beginning on the one-year anniversary of the merger, OP units you receive in the merger are redeemable for cash, or at the election of the OP, shares of Summit REIT common stock. The following is a summary of the material terms of Summit REIT’s common stock and certain terms of Summit REIT’s charter and bylaws as Summit REIT expects they will be at the time of completion of the reorganization transactions.

General

Summit REIT is authorized to issue 600,000,000 shares of stock, consisting of 500,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. Summit REIT’s charter authorizes Summit REIT’s board of directors, with the approval of a majority of the entire board and without any action on the part of Summit REIT’s stockholders, to amend Summit REIT’s charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. As of the date of this proxy statement/prospectus, Summit REIT had 1,000 outstanding shares of common stock held by one record holder, Mr. Boekelheide, and no outstanding shares of preferred stock. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of Summit REIT’s charter regarding restrictions on ownership and transfer of Summit REIT’s stock, holders of Summit REIT’s common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by Summit REIT’s board of directors; and

•	are entitled to share ratably in the assets of Summit REIT legally available for distribution to the holders of Summit REIT’s common stock in the event of Summit REIT’s liquidation, dissolution or winding up of Summit REIT’s affairs.

There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to Summit REIT’s common stock.

Subject to the provisions of Summit REIT’s charter regarding restrictions on ownership and transfer of Summit REIT’s stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of Summit REIT’s common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of Summit REIT’s directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of Summit REIT’s common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Power to Reclassify and Issue Stock

Summit REIT’s board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over Summit REIT’s common stock with respect to voting rights or distributions or upon liquidation, and authorize Summit REIT to issue the newly classified shares. Prior to the issuance of shares of each class or series, Summit REIT’s board of directors is required by the MGCL and Summit REIT’s charter to set, subject to the provisions of Summit REIT’s charter regarding the restrictions on ownership and transfer of Summit REIT’s stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of Summit REIT’s stock or the rules of any stock exchange or automated quotation system on which Summit REIT’s stock may be then listed or quoted. Summit REIT’s charter authorizes Summit REIT’s board of directors, without stockholder approval, to reclassify any unissued shares of Summit REIT’s common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Summit REIT’s Common and Preferred Stock

Summit REIT’s charter authorizes Summit REIT’s board of directors, with the approval of a majority of the entire board, to amend Summit REIT’s charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. Summit REIT believes that the power of its board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of Summit REIT’s common stock or preferred stock and thereafter to cause Summit REIT to issue such shares of stock will provide it with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for issuance without further action by Summit REIT’s stockholders, unless such action is required by applicable law, the terms of any other classes or series of Summit REIT’s stock or the rules of any stock exchange or automated quotation system on which Summit REIT’s securities may be then listed or quoted. Although Summit REIT’s board of directors does not intend to do so, it could authorize Summit REIT to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of Summit REIT that might involve a premium price for Summit REIT’s stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, Summit REIT’s shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of Summit REIT’s outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Because Summit REIT’s board of directors believes it is at present essential for Summit REIT to qualify as a REIT, Summit REIT’s charter, subject to certain exceptions, contains restrictions on the number of Summit REIT’s shares of stock that a person may own. Summit REIT’s charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Summit REIT’s capital stock, or the Ownership Limit.

Summit REIT’s charter also prohibits any person from:

•	beneficially owning shares of Summit REIT’s capital stock to the extent that such beneficial ownership would result in Summit REIT’s being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

•	transferring shares of Summit REIT’s capital stock to the extent that such transfer would result in Summit REIT’s shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

•	beneficially or constructively owning shares of Summit REIT’s capital stock to the extent such person’s beneficial or constructive ownership would cause Summit REIT to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of Summit REIT’s real property within the meaning of Section 856(d)(2)(B) of the Code; or

•	beneficially or constructively owning or transferring shares of Summit REIT’s capital stock if such beneficial or constructive ownership or transfer would otherwise cause Summit REIT to fail to qualify as a REIT under the Code.

Summit REIT’s board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to Summit REIT’s board of directors any representations, covenants and undertakings that Summit REIT’s board of directors may deem appropriate in order to conclude that granting the exemption will not cause Summit REIT to lose Summit REIT’s status as a REIT. Summit REIT’s board of directors may not grant an exemption to any person if that exemption would result in Summit REIT’s failing to qualify as a REIT. Summit REIT’s board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to Summit REIT’s board of directors, in its sole discretion, in order to determine or ensure Summit REIT’s status as a REIT.

Any attempted transfer of shares of Summit REIT’s capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of Summit REIT’s capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of Summit REIT’s capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to Summit REIT’s discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to Summit REIT’s discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if Summit REIT has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from Summit REIT that shares of Summit REIT’s stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in Summit REIT’s charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to Summit REIT’s discovery that shares of Summit REIT’s stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of Summit REIT’s stock held in the trust will be deemed to have been offered for sale to Summit REIT, or Summit REIT’s designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the Market Price on the date Summit REIT, or its designee, accept the offer, which Summit REIT may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Summit REIT will have the right to accept the offer until the trustee has sold the shares. Upon a sale to Summit REIT, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing shares of Summit REIT’s capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of Summit REIT’s capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of Summit REIT’s capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to Summit REIT, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide Summit REIT with other information Summit REIT may request in order to determine the effect of the transfer on Summit REIT’s status as a REIT. The foregoing restrictions on transferability and ownership will not apply if Summit REIT’s board of directors determines that it is no longer in Summit REIT’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of Summit REIT’s capital stock, within 30 days after the end of each taxable year, is required to give Summit REIT written notice, stating his or her name and address, the number of shares of each class and series of shares of Summit REIT’s capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners will provide Summit REIT with additional information that Summit REIT may request in order to determine the effect, if any, of his or her beneficial ownership on Summit REIT’s status as a REIT and to ensure compliance with the ownership limits. In addition, each shareholder will upon demand be required to provide Summit REIT with information that Summit REIT may request in good faith in order to determine Summit REIT’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine Summit REIT’s compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for Summit REIT’s shares of common stock or otherwise be in the best interest of Summit REIT’s shareholders.

Stock Exchange Listing

Summit REIT has applied to list its common stock on the NYSE under the symbol “INN.”

Transfer Agent and Registrar

The transfer agent and registrar for Summit REIT’s shares of common stock is Wells Fargo Bank, National Association.

MATERIAL PROVISIONS OF MARYLAND LAW AND
SUMMIT REIT’S CHARTER AND BYLAWS

Summit REIT’s Board of Directors

Summit REIT’s charter and bylaws provide that the number of directors of Summit REIT may be established, increased or decreased by its board of directors but may not be less than the minimum number required under the MGCL, which is one, or more than fifteen. Summit REIT’s charter provides that, at such time as Summit REIT becomes eligible to elect to be subject to Title 3, Subtitle 8 of the MGCL (which Summit REIT expects will be upon completion of the IPO) and subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies.

Pursuant to Summit REIT’s charter, each member of Summit REIT’s board of directors is elected by Summit REIT’s stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of Summit REIT’s common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Summit REIT’s common stock will be able to elect all of Summit REIT’s directors.

Removal of Directors

Summit REIT’s charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in Summit REIT’s charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of Summit REIT’s board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

As permitted by the MGCL, Summit REIT’s board of directors has adopted a resolution exempting any business combination between Summit REIT and any other person from the provisions of the statute, provided that the business combination is first approved by Summit REIT’s board of directors (including a majority of directors who are not affiliates or associates of such persons). However, Summit REIT’s board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between Summit REIT and interested stockholders.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things: (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Summit REIT’s bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of Summit REIT’s stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by Summit REIT’s board of directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•	a vacancy on the board be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to require the calling of a special meeting of stockholders.

Without Summit REIT’s having elected to be subject to Subtitle 8, Summit REIT’s charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from Summit REIT’s board of directors, (2) vest in Summit REIT’s board of directors the exclusive power to fix the number of directors, by vote of a majority of the entire board, and (3) require, unless called by the chairman of Summit REIT’s board of directors, Summit REIT’s president and chief executive officer or a majority of Summit REIT’s board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Summit REIT’s charter provides that, at such time as Summit REIT becomes eligible to make the election provided for under Subtitle 8 (which Summit REIT expects will be upon completion of the IPO), vacancies on Summit REIT’s board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the full term of the directorship in which the vacancy occurred. Summit REIT’s board of directors is not currently classified. In the future, Summit REIT’s board of directors may elect, without stockholder approval, to classify Summit REIT’s board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

Pursuant to Summit REIT’s bylaws, an annual meeting of Summit REIT’s stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by Summit REIT’s board of directors. Each of Summit REIT’s directors is elected by Summit REIT’s stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, Summit REIT’s chairman or president and chief executive officer or a majority of Summit REIT’s directors may call a special meeting of Summit REIT’s stockholders. Subject to the provisions of Summit REIT’s bylaws, a special meeting of Summit REIT’s stockholders to act on any matter that may properly be considered by Summit REIT’s stockholders will also be called by Summit REIT’s secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by Summit REIT’s bylaws. Summit REIT’s secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including Summit REIT’s proxy materials), and the requesting stockholder must pay such estimated cost before Summit REIT’s secretary may prepare and mail the notice of the special meeting.

Amendments to Summit REIT’s Charter and Bylaws

Except for certain amendments related to the removal of directors and the restrictions on ownership and transfer of Summit REIT’s stock (which must be declared advisable by Summit REIT’s board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), Summit REIT’s charter generally may be amended only if the amendment is declared advisable by Summit REIT’s board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The Summit REIT board of directors, with the approval of a majority of the entire board, and without any action by the stockholders, may also amend the Summit REIT charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series Summit REIT is authorized to issue.

Summit REIT’s board of directors has the exclusive power to adopt, alter or repeal any provision of Summit REIT’s bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, Summit REIT’s charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of Summit REIT’s operating assets will be held by its subsidiaries, and these subsidiaries may be able to merger or sell all or substantially all of their assets without the approval of Summit REIT’s stockholders.

Appraisal Rights

Summit REIT’s charter provides that Summit REIT’s stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution

Summit REIT’s dissolution must be declared advisable by a majority of Summit REIT’s entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Summit REIT’s bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to Summit REIT’s board of directors and the proposal of other business to be considered by Summit REIT’s stockholders at an annual meeting of stockholders may be made only (1) pursuant to Summit REIT’s notice of the meeting, (2) by or at the direction of Summit REIT’s board of directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in Summit REIT’s bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in Summit REIT’s notice of meeting may be brought before the meeting. Nominations of individuals for election to Summit REIT’s board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of Summit REIT’s board of directors or (2) provided that the special meeting has been properly called in accordance with Summit REIT’s bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in Summit REIT’s bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Summit REIT’s Charter and Bylaws

Summit REIT’s charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for Summit REIT’s common stock or otherwise be in the best interests of Summit REIT’s stockholders, including:

•	supermajority vote and cause requirements for removal of directors;

•	provisions that vacancies on Summit REIT’s board of directors may be filled only by the remaining directors, for the full term of the directorship in which the vacancy occurred;

•	the power of Summit REIT’s board of directors to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

•	the power of Summit REIT’s board of directors to cause Summit REIT to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

•	the restrictions on ownership and transfer of Summit REIT’s stock; and

•	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Limitation of Directors’ and Officers’ Liability and Indemnification

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Summit REIT’s charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Summit REIT’s charter and bylaws provide for indemnification of Summit REIT’s officers and directors against liabilities to the maximum extent permitted by the Maryland law, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which Summit REIT’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Summit REIT’s charter authorizes Summit REIT, and Summit REIT’s bylaws obligate Summit REIT, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of Summit REIT who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of Summit REIT and at Summit REIT’s request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Summit REIT’s charter and bylaws also permit Summit REIT to indemnify and advance expenses to any individual who served the LLC in any of the capacities described above and to any employee or agent of Summit REIT or the LLC.

Upon completion of the IPO, Summit REIT intends to enter into indemnification agreements with each of Summit REIT’s directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling Summit REIT for liability arising under the Securities Act, Summit REIT has been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Summit REIT’s charter provides that Summit REIT’s board of directors may revoke or otherwise terminate Summit REIT’s REIT election, without approval of Summit REIT’s stockholders, if it determines that it is no longer in Summit REIT’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

COMPARATIVE RIGHTS OF LLC MEMBERS AND OP UNITHOLDERS

Upon completion of the merger, members in the LLC will have the right to receive OP units. The LLC was formed under the laws of the State of South Dakota and the OP was formed under the laws of the State of Delaware. Accordingly, differences in the rights of holders of the LLC’s membership interests and holders of OP units arise from differences between entity types and also from differences between South Dakota and Delaware law. As holders of OP units, your rights with respect thereto will be governed by Delaware law, including the Delaware Revised Uniform Limited Partnership Act, as well as the Amended and Restated Limited Partnership Agreement of the OP. This section summarizes material differences between the rights of holders of membership interests in the LLC and holders of OP units. For additional information about the terms of the limited partnership agreement and the OP units, see “Description of the OP units and Certain Terms of the Limited Partnership Agreement.”

The following summary is not a complete statement of the rights of equity holders of either of the two entities or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the South Dakota Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, the LLC’s operating agreement and the limited partnership agreement of the OP, which you are urged to read carefully. The limited partnership agreement of the OP is included as an exhibit Annex C to this proxy statement/prospectus. The operating agreement of the LLC is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part. To find out where you can obtain copies of these documents, see the section captioned “Where You Can Find More Information.”

	LLC Membership Interests	OP Units

Distributions	Paid at the discretion of The Summit Group, Inc., the company manager. Class A and A-1 members entitled to receive annual priority distributions from on-going operations equal to their priority returns of 10% and 8% of their adjusted capital contributions, respectively. Thereafter, all class of LLC membership interests share in distributions based upon each member’s sharing ratio.	Paid at the discretion of the board of directors of Summit REIT, the general partner. OP unitholders generally will receive OP unit distributions at the same times and in the same amounts per unit as per share distributions made to holders of REIT common stock.

Redemption Rights	A Member may request that the LLC redeem the member’s interest at a price not less than the member’s pro rata share, based on adjusted capital contributions, of 90% of the LLC’s most recent valuation.	Beginning 12 months after completion of the merger, redeemable at the option of the holder on the first day of each calendar quarter for cash based on the then-current market price of the REIT’s common stock, or at the option of the OP, common stock of Summit REIT on a one share per OP unit basis.

Registration Rights	None.	Once S-3 eligible, Summit REIT will file a resale registration statement relating to REIT common stock issuable upon redemption of OP units.

	LLC Membership Interests	OP Units

Issuance of Additional Securities	The board of managers has unlimited authority to issue additional Class A and A-1 membership interests, but must receive member consent to issue classes of membership interests senior to the Class A and Class A-1 membership interests.	General partner has unlimited authority to issue additional equity interests in the OP, including interests senior to the OP units.

Assignment and Transfer	Company manager approval is required to transfer membership interests.	Approval of the general partner required to transfer OP units.

Listing	Membership interests are not listed for trading on an exchange.	The OP units will not be listed for trading on an exchange. Summit REIT has applied to list its common stock on the NYSE under the symbol “INN.”

SEC Reporting	The LLC files annual, quarterly and current reports with the SEC for so long as it has 300 or more members.	The OP will file annual, quarterly and current reports with the SEC for so long as the OP has 300 or more limited partners.

Allocations of Profits and Loss	Profit and gain allocated first to Class A and A-1 members in amount equal to priority returns, then to all members in accordance with sharing ratios. Gain from sale of LLC assets allocated to Class A and A-1 members in an amount equal to priority returns plus adjusted capital contributions. Then to members to restore deficit capital accounts; then among all members ratably according to sharing ratios. Losses allocated to all members ratably according to sharing ratios.	Generally made in accordance with each partner’s percentage interest in the OP based on OP unit holdings.

Rights Upon Liquidation	Class A and A-1 members receive liquidation preference in amount of accrued but unpaid priority returns, plus an amount equal to their adjusted capital contributions.	No preferential rights upon liquidation of the OP.

Tax Matters	Represents an equity interest in an entity treated as a partnership for federal income tax purposes. As a partnership for tax purposes, the LLC is a flow-through entity that generally is not subject to entity-level federal income taxes, and members include in their taxable income their allocable share of the LLC’s items of income, gain, loss, deductions, and credits.	Will represent an equity interest in an entity treated as a partnership for federal income tax purposes. As a partnership for tax purposes, the OP is a flow-through entity that generally is not subject to entity-level federal income taxes, and limited partners will include in their taxable income their allocable share of the OP’s items of income, gain, loss, deductions, and credits.

	LLC Membership Interests	OP Units

Management	The company manager manages the business of the LLC. The board of managers must approve certain major decisions of the LLC. The members have limited rights to participate in management or control of the business.	The general partner will manage the business of the OP. The limited partners will have no right to participate in the management or control of the OP’s day-to-day business.

Voting Rights Upon Mergers and Sales of Assets	If the amendment is approved at the special meeting, 51% or more of Class A and Class A-1 membership interests, voting as a group, and Class C member, voting separately, required to approve a merger. Voting based on percentage interests.

Members have no right to vote on sales of assets.	No right to vote if limited partners receive right to receive same consideration as holders of REIT common stock in the transaction.

All other mergers, consolidations or sales require the approval of holders of a majority of the percentage interests of the OP.

	LLC Membership Interests	OP Units

Amendments to Governing Document	Vote of holders of 51% or more of Class A and A-1 interests, consent of company manager and consent of majority of managers of board of managers required.
The general partner, without the consent of the limited partners, may amend the partnership agreement except for the following types of amendments, which require the approval of holders of a majority of the percentage interests of the OP:

(i) amendments affecting the operation of the limited partners’ redemption rights (except as otherwise provided in the partnership agreement) in a manner that adversely affects the limited partners in any material respect;

(ii) amendments that would adversely affect the rights of the limited partners to receive distributions payable to them under the partnership agreement, other than with respect to the issuance of additional partnership units;

(iii) amendments that would alter the partnership’s allocation of profits and loss, other than with respect to the issuance of additional partnership units;

(iv) amendments that would impose on the limited partners any obligation to make additional capital contributions; or

(v) any amendment relating to the limited partners’ approval rights for the above-referenced amendments.

Other Voting Rights	Holders of a majority of Class A and A-1 membership interests vote on establishment of new class of membership with superior rights to such class, and on dissolution.	None.

Removal of Management	Managers and company manager removed only for cause	General partner removed upon bankruptcy or dissolution of the general partner. The limited partners may not remove the general partner.

Exculpation of Management	No liability except upon gross negligence, willful misconduct, reckless disregard of duty.	No liability provided the general partner, acting in good faith, abides by the terms of the partnership agreement.

	LLC Membership Interests	OP Units

Indemnification of Management	Officers, managers and company manager indemnified except upon gross negligence, willful misconduct, reckless disregard of duty.	OP indemnifies management against any and all losses except in limited circumstances, including bad faith, receipt of improper personal benefit and reasonable cause to believe the act or omission was unlawful.

Duty of Care of Managers/ Company Manager/General Partner	Both the members of the LLC’s board of managers and the company manager owe the members and the company a duty of care, which requires them to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law in the conduct or winding up of the LLC’s business.	As general partner, Summit REIT has a fiduciary duty to the OP’s limited partners as well as duties required by the limited partnership agreement of the OP. Summit REIT also has fiduciary duties to its stockholders that may conflict with its duty to the limited partners. Any conflict between the interests of Summit REIT’s stockholders and the OP’s limited partners, unless a resolution that is not adverse to either party can be attained, will be resolved in favor of the general partner’s stockholders.

In connection with the operation of the OP, the general partner must refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of the law.

LLC Membership Interests	OP Units

Duty of Loyalty of Manager/Company Manager/General Partner	Both the members of the board of managers and the company manager owe the members and the company a duty of loyalty, which requires them to (i) account to the LLC and to hold as trustee any property, profit, or benefit derived by the member in the conduct or winding up of the LLC’s business or derived from a use by the managers or company manager of the LLC’s property, including appropriation of an LLC opportunity; (ii) refrain from dealing with the LLC as or on behalf of a party having an adverse interest to the LLC; and (iii) refrain from competing with the LLC. Such duties must be exercised consistent with good faith and fair dealing. Notwithstanding the above, it is not a violation of any duty if (a) merely because a manager’s or the company manager’s action furthers its own interest; or (b) the managers and the company manager lend money to or transact other business with the LLC.	As general partner, Summit REIT has a fiduciary duty to the OP’s limited partners as well as duties required by the limited partnership agreement of the OP. Summit REIT also has fiduciary duties to its stockholders that may conflict with its duty to the limited partners. Any conflict between the interests of Summit REIT’s stockholders and the OP’s limited partners, unless a resolution that is not adverse to either party can be attained, will be resolved in favor of Summit REIT stockholders.

Summit REIT must operate the business of the OP in good faith and in accordance with the terms of the partnership agreement.

The general partner must (i) account for and hold as trustee all of the property, profits and benefits of the OP and must not misappropriate a partnership opportunity, (ii) refrain from dealing with the OP as or on behalf of an adverse party and (iii) refrain from competing with the OP.

COMPARATIVE COMPENSATION AND DISTRIBUTIONS TO THE COMPANY
MANAGER OF THE LLC AND THE GENERAL PARTNER OF THE OP

Current LLC Structure

Currently, the LLC is managed by The Summit Group as company manager. The LLC reimburses The Summit Group for the expenses it incurs in the management of the LLC’s hotels in an amount not to exceed 4.5% of the hotels’ gross revenues, subject to certain exceptions. Currently, the Fortress loan agreements restrict that payment amount to 3.0% of hotel gross revenues. The LLC also reimburses The Summit Group for all of the expenses it incurs as company manager of the LLC. The aggregate reimbursements to The Summit Group for its services as hotel manager and as company manager during the years ended December 31, 2009, 2008 and 2007, were $4,013,547, $5,454,804 and $5,450,670, respectively, and $2,043,447 for the six months ended June 30, 2010. As of June 30, 2010, the LLC had accounts payable to The Summit Group for approximately $373,000 relating to reimbursement of development expenses for acquired properties and certain management expenses.

In addition, The Summit Group is entitled to receive distributions from the LLC on its ownership of 57.56% of the LLC’s Class B membership interests and 100% of the LLC’s Class C membership interests. The Summit Group received $0, $728,609, and $611,875, in the years ended December 31, 2009, 2008 and 2007, respectively, in distributions as a result of its ownership of Class B membership interests. During the years ended December 31, 2009, 2008 and 2007, The Summit Group received $0, $6,683,725 and $5,612,615, respectively, in distributions as a result of its ownership of Class C membership interests.

OP Structure

Upon completion of the reorganization transactions, Summit REIT, as general partner of the OP, will serve the role for the OP that the company manager, as managing member of the LLC, served for the LLC. Summit REIT will have full, exclusive and complete responsibility and discretion in the management and control of the OP. The OP will not have a separate executive management team. The board of directors and executive officers of the REIT will manage the OP’s business as the OP’s general partner.

The REIT’s board of directors is responsible for directing the management of its business and affairs. The REIT’s stockholders will elect its entire board of directors annually. Upon completion of the reorganization transactions, the REIT expects to have seven directors on its board, and five of its directors will be independent under NYSE listing standards. The directors and executive management team of Summit REIT will be paid the compensation described under “Management—Compensation of Directors” and “Management—Compensation Discussion and Analysis.” In addition, Summit REIT, as general partner of the OP, will be entitled to reimbursement by the OP of all administrative and operating costs and expenses incurred by it on behalf of the OP. The limited partnership agreement of the OP provides that Summit REIT will determine, in its sole discretion, the amounts and timing of distributions to Summit REIT for purposes of making distributions to Summit REIT’s stockholders and the amounts and timing of distributions to other holders of OP units.

In order for Summit REIT to qualify as a REIT, the OP’s hotels must be managed by an “eligible independent contractor” as defined by the Code. As a result, The Summit Group will no longer manage the OP’s hotels upon completion of the merger and the IPO. The Summit Group expects to transfer and sell the management contracts for the 65 hotels currently managed by The Summit Group to Interstate.

COMPARATIVE PROVISIONS AND POLICIES OF GOVERNING DOCUMENTS
RELATING TO DISTRIBUTIONS

The LLC.  Each month from April 2004 until December 2009, the LLC paid a cumulative but not compounded 10% annual priority return on each Class A member’s adjusted capital contribution and a cumulative but not compounded 8% annual priority return on each Class A-1 member’s adjusted capital contribution and has made additional distributions to Class A, Class A-1, Class B and Class C members, based on the LLC’s operating results and available cash flow according to the sharing ratios and other terms of the LLC’s operating agreement. The priority returns were reduced effective January 1, 2010, and as of March 31, 2010, were suspended indefinitely.

The OP.  Distributions to be paid with respect to OP units, if at all, likely will not reach the LLC’s historic levels of return in the foreseeable future, or at all. Any distributions payable with respect to OP units will be determined at the discretion of the board of directors of Summit REIT, as general partner of the OP. Generally, OP unitholders will receive distributions per OP unit at the same time and in the same amounts as distributions per share to Summit REIT common stockholders. Holders of OP units will not have a contractual right to any distributions.

The following table describes the effect of the proposed change in structure on distribution policy and sets forth the comparable provisions on distributions in each of the LLC Agreement and the limited partnership agreement of the OP. The limited partnership agreement of the OP is attached to this proxy statement/prospectus as Annex C.

	Provision in	Provision in OP	Effect on LLC
	LLC Agreement	Agreement	Members of Change

Distributions of cash from operations	§ 6.2A	§ 5.02	Holders of Class A and A-1 membership interests will not receive priority distributions from the OP; no sharing ratios will be in effect. Each OP unitholder will receive the same distribution per OP unit if and when declared by the general partner.
Distributions of proceeds from sale or other disposition of assets	§6.2B	§ 5.06	Holders of Class A and A-1 membership interests will not receive preferred distributions from the OP; no sharing ratios will be in effect. Each OP unitholder will receive the same distribution per OP unit if and when declared by the general partner.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

Overview

The following discussion describes the material federal income tax consequences to persons that directly hold the Class A, Class A-1 and Class C membership interests of:

•	the reorganization transactions; and

•	the subsequent ownership and disposition of OP units received in the reorganization transactions.

The information in this section is based on the current provisions of the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code and current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling, and court decisions. However, future legislation, Treasury regulations, administrative interpretations and court decisions could significantly change current law or adversely affect current interpretations of existing law. Changes in the applicable law could apply retroactively. Neither the LLC, the OP nor Summit REIT has requested or plans to request any rulings from the IRS concerning the tax treatment of the OP, the reorganization transactions or the ownership and disposition of OP units. Thus, it is possible that the IRS could successfully challenge the statements in this discussion, which do not bind the IRS or the courts.

Because this discussion is intended to address only the federal income tax consequences of the reorganization transactions and ownership and disposition of OP units that would apply to all LLC members, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences described below do not address the tax consequences to taxpayers that do not hold direct membership interests in the LLC;

•	the tax consequences to you may vary depending on your particular tax situation, including the circumstances under which you, as an LLC member, originally acquired your membership interests and subsequent events that may have affected your membership interests;

•	you may be subject to special rules that are not discussed below if you are:

—	a tax-exempt organization;

—	a broker-dealer;

—	a person who does not hold its membership interests as a capital asset;

—	a non-U.S. corporation, non-U.S. partnership, non-U.S. trust, non-U.S. estate or individual who is not taxed as a citizen or resident of the United States, all of which may be referred to collectively as “non-U.S. persons”;

—	a trust;

—	an estate;

—	a regulated investment company or REIT;

—	an insurance company;

—	a U.S. expatriate; or

—	otherwise subject to special tax treatment under the Code;

•	this summary does not address any state, local, or non-U.S. tax consequences; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

This discussion does not address any tax consequences to taxpayers that do not hold direct membership interests in the LLC. Taxpayers that hold indirect interests in the LLC are urged to consult their tax advisors.

This discussion assumes that LLC members hold their membership interests as capital assets for federal income tax purposes, which generally means property held for investment.

This discussion does not address any tax consequences of any transaction described in this proxy statement/prospectus other than the reorganization transactions. Therefore, LLC members should consult their tax advisors regarding the tax consequences of the ownership of their membership interests for the period prior to the reorganization transactions.

You are urged both to review the following discussion and to consult with your own tax advisor to determine, among other things, the effect of the reorganization transactions and the subsequent ownership and disposition of OP units on your individual tax situation, including any state, local or non-U.S. tax consequences that may apply to you.

This discussion does not address any tax consequences to LLC members that are non-U.S. persons. In addition, special tax considerations may apply to an LLC member that itself is a U.S. partnership or limited liability company but which has non-U.S. persons as partners or members with respect to the reorganization. Accordingly, any LLC member that is a partnership or limited liability company and whose partners or members include non-U.S. persons should consult with its own tax advisor regarding any special U.S. tax consequences to it and its partners or members that may result from these transactions.

Tax Opinion Regarding the Reorganization Transactions

Hunton & Williams LLP is issuing an opinion regarding certain tax consequences related to the reorganization transactions. Hunton & Williams will opine on the following matters related to the reorganization transactions:

•	After the reorganization transactions, the OP will be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation, for federal income tax purposes.

•	The OP will be treated as a continuation of the LLC for federal income tax purposes, and Summit REIT will be treated as contributing the cash proceeds to the OP in exchange for OP units, except to the extent such transaction is recharacterized as a “disguised sale” of membership interests under Section 707 of the Code, as described below.

•	Except with respect to the payment of accrued and unpaid priority returns on the Class A and Class A-1 membership interests (addressed below), LLC members will not recognize gain or loss for federal income tax purposes as a result of exchanging membership interests for OP Units in the merger, except that an LLC member will recognize income or gain:

•	to the extent the LLC member receives a deemed cash distribution from the OP as a result of a decrease in the LLC member’s share of the LLC liabilities attributable to the repayment of a portion of such liabilities with the cash proceeds from the IPO, the allocation of nonrecourse liabilities of the LLC to Summit REIT or some other event and such cash distribution is in excess of the LLC member’s adjusted basis in the OP units, taking into account the LLC member’s share of the OP liabilities attributable to the OP units acquired in the merger, or

•	to the extent that “qualified nonrecourse financing” of the OP that is repaid with cash proceeds from the IPO in connection with the reorganization transactions causes an LLC member’s “at-risk” amount under Section 465(e) of the Code with respect to the OP to be reduced below zero, which causes the LLC member to recognize taxable income as a result of the “recapture” provisions of Section 465(e) of the Code.

•	The payment of accrued and unpaid priority returns on the Class A and Class A-1 membership interests as part of the reorganization transactions should not be treated as a “disguised sale” of such membership interests under Section 707 of the Code.

You should be aware that Hunton & Williams’ opinion is based on the accuracy of certain representations made by the LLC, the OP and Summit REIT related to their organization, operations, activities and income and on a number of assumptions, including the following:

•	the transactions contemplated by the reorganization transactions will be consummated in accordance with the descriptions in the proxy statement/prospectus;

•	all of the terms and conditions of the OP’s partnership agreement and other governing documents will be satisfied;

•	the former LLC members will not exercise their right to redeem their OP units within two years of the closing date of the IPO; and

•	except for the transactions described in the proxy statement/prospectus, there are no agreements or understandings, express or implied, between or among any of the LLC, the OP, Summit REIT or the LLC members.

For a discussion of the consequences if the assumption in the third bullet point above is not accurate, see “—Tax Consequences of the Reorganization Transactions to LLC Members in Connection with the Receipt of OP Units—Disguised Sale.” Hunton & Williams’ opinion will be based on existing federal income tax law, which is subject to change either prospectively or retroactively, and will speak as of the date issued. Any alteration or incorrectness of such assumptions, representations, statements or covenants could adversely affect such opinion. There is limited statutory, administrative and judicial authority addressing the issues addressed by Hunton & Williams’ opinion. No assurance can be given that the IRS would not successfully assert a position contrary to any of issues addressed in such opinion. Moreover, as discussed above, no advance rulings have been sought from the IRS regarding any matter discussed in this proxy statement/prospectus. Accordingly, you are urged to consult your tax advisors with regard to the federal income tax consequences to you of the reorganization transactions.

Hunton & Williams will also opine as to Summit REIT’s qualification as a REIT for federal income tax purposes. That opinion is addressed in “—Taxation of Summit Hotel Properties, Inc. as a REIT” below.

Tax Consequences of the Reorganization Transactions Generally

Prior to the merger of the LLC into the OP, the OP will be treated as an entity disregarded for federal income purposes as separate from the REIT. Although for state law purposes the OP will be the surviving entity in the merger, the OP will be treated as a continuation of the LLC for federal income tax purposes. In the reorganization, the REIT will be treated as contributing the cash proceeds of the IPO to the OP in exchange for OP units, except to the extent the repayment of the accrued and unpaid priority returns in connection with the reorganization transactions is recharacterized as a “disguised sale” for federal income tax purposes, as described below in “—Tax Consequences of the Reorganization Transactions to LLC members In Connection With the Receipt of OP Units.”

Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units

LLC members will not recognize gain or loss in connection with the reorganization transactions, except as otherwise described herein. Nonrecognition treatment will not apply if one of the following situations applies.

•	The LLC member receives a deemed cash distribution from the OP as a result of a decrease in the LLC member’s share of the LLC liabilities that is not offset by the LLC member’s share of the OP liabilities attributable to the OP units acquired in the reorganization transactions. Under these circumstances, the LLC member will recognize gain if the deemed cash distribution exceeds the LLC member’s adjusted basis in its OP units received in the reorganization transactions. Similarly, gain could also be recognized by an LLC member if the LLC member’s share of the OP liabilities is decreased after the reorganization transactions by an amount that exceeds its basis in the OP units received at the time of the reorganization transactions, whether the decrease is due to the repayment by the OP of all or part of its liabilities or some other event. We do not believe that the repayment of a portion of the LLC’s liabilities with cash proceeds from the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT will cause any LLC members, other than the Class C member, The Summit Group, and certain Class B members, to recognize gain as a result of the deemed cash distribution.

•	The REIT is treated as acquiring all or a portion of a Class A and Class A-1 membership interest in a “disguised sale,” including as a result of the payment of the accrued and unpaid priority returns as part of the reorganization transactions.

•	The LLC member is required to recognize income under the recapture rules of section 465(e) of the Code.

These potential gain recognition situations are discussed more fully below.

In addition, as mentioned above, subsequent events or transactions could cause a former LLC member to recognize all or part of its deferred gain that is not recognized in the reorganization. See “—Effect of Subsequent Events.”

Reduction in Share of Partnership Liabilities/Deemed Cash Distribution.  If an LLC member’s share of the LLC liabilities is reduced as a result of the reorganization transactions, the LLC member will be considered to receive a deemed cash distribution in connection with the reorganization transactions and, accordingly, the LLC member could recognize taxable gain at the time of the reorganization transactions. The LLC member, however, will recognize gain only to the extent that the deemed cash distribution exceeds the LLC member’s adjusted tax basis in its OP units received in the reorganization transactions. An LLC member’s adjusted tax basis in its OP units will initially be equal to the LLC member’s adjusted basis in its membership interest in the LLC. An LLC member’s share of LLC liabilities may be reduced in the reorganization transactions as a result of the repayment of a portion of the LLC’s liabilities by the OP with cash proceeds of the IPO and because certain nonrecourse liabilities of the LLC will be allocated to Summit REIT, and away from existing LLC members, as a result of Summit REIT’s contribution of the cash proceeds from the IPO to the OP.

In order to determine whether an LLC member’s share of liabilities is reduced as a result of the reorganization transactions, the LLC member’s share of liabilities in the LLC immediately before the reorganization transactions will be compared to the LLC member’s share of liabilities as an OP unitholder after the reorganization transactions, which share may be reduced as a result of the LLC’s liabilities that will be repaid with the cash proceeds of the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT. We do not believe that the repayment of the LLC’s liabilities with the cash proceeds of the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT will cause any LLC members, other than the Class C member, The Summit Group, and certain Class B members, to recognize gain as a result of the deemed cash distribution. We have had to make certain assumptions in analyzing whether the repayment of a portion of the LLC’s liabilities with the cash proceeds of the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT would cause an LLC member to recognize taxable gain for federal income tax purposes. No assurances can be provided that our assumptions will be correct or that the IRS will not successfully challenge our conclusion. Accordingly, it is essential that each LLC member consult with its own tax advisor and take into account its own particular circumstances in order to assess the potential impact of a reduction of the LLC member’s partnership liabilities and the resulting deemed receipt of a cash distribution as a result of the reorganization transactions.

Based on our analysis described above, we anticipate that the Class C member, The Summit Group, and certain Class B members of the LLC may recognize a taxable deemed cash distribution as a result of the reorganization transactions unless those LLC members take affirmative measures to cause special allocations of liabilities to such LLC members. The OP will provide those LLC members with the opportunity to enter into tax protection agreements. Pursuant to those agreements, the LLC members will be given the opportunity to guarantee a portion of the OP’s indebtedness, or, alternatively, enter into a deficit restoration obligation, both of which are intended to cause a special allocation of liabilities to those LLC members to prevent them from recognizing a taxable deemed cash distribution in connection with the reorganization transactions. The OP will also enter into tax protection agreements with other LLC members, including Class A and Class A-1 members, who provide the OP with information indicating that such LLC members would recognize a taxable deemed cash distribution in connection with the reorganization transactions unless additional liabilities are allocated to them. For a discussion of such tax protection agreements, see “—The Reorganization—Tax Protection Agreements.”

Disguised Sale.  An LLC member may have taxable gain if the reorganization transactions are considered to result in a “disguised sale” to Summit REIT of some or all of the membership interests. Section 707 of the Code generally provides that a disguised sale of property has occurred if:

•	a partner contributes property (including money) to a partnership; and

•	the partnership transfers money or other consideration to the partner.

The only direct transfers of money or consideration other than OP units made to LLC members in the reorganization transactions will be the payment of the accrued and unpaid priority returns on the Class A and Class A-1 membership interests. Hunton & Williams LLP is of the opinion that the payment of the accrued and unpaid priority returns should not be treated as a “disguised sale” for federal income tax purposes, see “—Tax Opinion Regarding the Reorganization Transactions” above. Nonetheless, the Department of Treasury has not issued regulations addressing what types of transactions are treated as “disguised sales” of partnership interests, and there is limited case law or other authorities addressing this issue. In the absence of applicable regulations and other relevant guidance, there is a risk that the IRS could successfully assert that the payment of the accrued and unpaid priority returns in connection with the contribution by Summit REIT of the IPO offering proceeds to the OP (which will be treated as continuation of the LLC) gives rise to a “disguised sale” of a portion of the Class A and Class A-1 membership interests to Summit REIT. Unlike the other tax opinions that Hunton & Williams is rendering, which are being provided at a “will” level of comfort, the opinion on the disguised sale issue is rendered at a “should” level of comfort. This lower level of comfort is attributable to the lack of authorities addressing “disguised sales” of partnership interests. An opinion from tax counsel at a “should” level of comfort indicates that counsel believes that the treatment has a significantly greater than 50% likelihood of being upheld if challenged by the IRS. Accordingly, no assurance can be provided that the IRS will not successfully challenge that position, in which case the reorganization transactions could be treated in part as a taxable transaction. In that event, an LLC member would recognize gain (or loss, as applicable) for federal income tax purposes equal to the difference between the amount realized on the deemed disposition and the adjusted tax basis attributable to the portion of the membership interests treated as sold in the disguised sale. For a discussion of the tax consequences of the disposition of a partnership interest generally, see “—Tax Consequences of Ownership of OP Units After the Reorganization Transactions—Disposition of OP Units,” which describes the tax consequences of the taxable disposition of OP units, which consequences would generally be applicable to a disguised sale of membership interests as a result of the payment of accrued and unpaid priority returns.

Cash distributions from the OP to a former LLC member after the reorganization transactions may be treated as a part of a disguised sale. The OP anticipates that any ongoing cash distributions that it will make to its unitholders of operating cash flow will not be considered part of a disguised sale. The OP cannot guarantee, however, that circumstances will not change and that the OP will not make one or more extraordinary cash distributions that could be viewed as part of a disguised sale to the extent received by a former LLC member.

The OP unitholders will have “redemption rights,” which will entitle the unitholders (other than Summit REIT) to require the OP to pay the unitholder the fair market value of the OP unit in cash, unless Summit REIT elects to acquire the OP unit for a REIT common share, at Summit REIT’s election. The existence of the redemption rights with respect to the OP units issued in the reorganization transactions should not be considered to be additional consideration for purposes of the disguised sale rules, although there can be no assurance that the IRS would not contend otherwise. However, if an LLC member that acquires OP units in the reorganization transactions were to exercise the redemption right during the two year period following the IPO, there may be a risk that the payment of cash by the OP would result in disguised sale treatment for that LLC member. As described above in “—Tax Opinion Regarding the Reorganization Transactions,” the opinion from Hunton & Williams LLP on the tax consequences of the reorganization transactions assumes that the former LLC members will not exercise their redemption rights within two years of the closing date of the

IPO. The OP redemption right cannot be exercised for one year after the issuance of the OP units, which substantially reduces the risk of disguised sale treatment. The OP intends to take the position that an exercise of a redemption right by a former LLC member following the reorganization transactions does not result in disguised sale treatment. There can be no guarantee, however, that the IRS would not successfully challenge this position.

If a disguised sale of all or a portion of an LLC member’s interest to Summit REIT is deemed to occur, an LLC member could be required to recognize some or all of the deferred gain represented by the excess of the amount realized (which is equal to the sum of the fair market value of the OP units received in the reorganization transactions, the amount of any reduction in liabilities attributable to the LLC member as a result of the reorganization transactions, and any other consideration received in the reorganization transactions) over the LLC member’s tax basis in its membership interests. The disguised sale would be treated as a sale for all purposes of the Code and would be considered to take place on the date that, under general principles of federal tax law, Summit REIT becomes the owner of the membership interests. If the transfer of money or other consideration from the OP occurs after the reorganization transactions, Summit REIT would be treated as having acquired the membership interests at the time of the reorganization transactions and having issued an obligation to transfer to the applicable LLC members money or other consideration at a later date.

Section 465(e) Recapture.  A taxpayer’s ability to use losses to offset taxable income is limited by rules that are referred to as the “at-risk” rules. See “—Tax Consequences of Ownership of OP Units After the Reorganization—Limitations on Deductibility of Losses; Treatment of Passive Activities and Portfolio Income.” In addition, the at-risk rules may require a taxpayer to “recapture” losses that were previously used by the taxpayer with respect to an “activity” if the taxpayer’s “at-risk amount” for the activity falls below zero at the close of the taxable year. Losses are recaptured by including the amount of the losses previously used by the taxpayer in the taxpayer’s taxable income for the year of the recapture.

The identification and scope of an activity and the calculation of the at-risk amount under the at-risk rules are highly complex and can involve uncertainties. Generally, a taxpayer’s at-risk amount for an activity is the amount of the taxpayer’s investment in the activity, which is increased by the taxpayer’s income from the activity and the taxpayer’s share of the “qualified nonrecourse financing,” as defined in the Code, with respect to the activity, and reduced by the taxpayer’s losses and distributions from the activity. It is possible that the repayment of some of the outstanding indebtedness of the LLC that constitutes qualified nonrecourse financing, either at the time of or following the reorganization transactions, could cause an LLC member’s at-risk amount to be reduced below zero, which could, in turn, cause the LLC member to recognize taxable income as a result of the recapture provisions. However, we do not believe that the repayment of a portion of the LLC’s liabilities with cash proceeds of the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT will cause any LLC members to “recapture” losses under the “at-risk” rules. We have had to make certain assumptions in analyzing whether the repayment of a portion of LLC’s liabilities with proceeds of the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT would cause LLC members to recapture losses under the “at-risk” rules. No assurances can be provided that our assumptions will be correct or that the IRS will not successfully challenge our conclusion. Because the application of the at-risk rules depends on facts unique to each LLC member, you are encouraged to consult with your tax advisors regarding the consequences of the reorganization under the “at-risk” rules.

Tax Status of the OP

The tax treatment of the reorganization transactions described in the other sections of this discussion generally assumes that the OP and the LLC will be treated as partnerships for federal income tax purposes. A limited partnership with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes. Neither the LLC nor the OP has or will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. There is a risk that the right of an OP unitholder to redeem the units for Summit REIT common stock could cause the OP units to be considered readily tradable on the substantial equivalent of a secondary market. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exception”), interests in a partnership will not be treated as readily tradable on a secondary market or a substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transaction that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable years. Pursuant to another safe harbor (the “limited trading exception”), interests in a partnership will not be treated as readily traded on a secondary market or a substantial equivalent thereof if the sum of the percentage interests in the partnership capital or profits transferred during the taxable year of the partnership does not exceed two percent of the total interests in the partnership capital or profits, excluding certain “private transfers” and transfers made under certain redemption or repurchase agreements.

As described above, the OP will be treated as a continuation of the LLC for federal income tax purposes. We believe the LLC has qualified for the limited trading exception in each of its prior taxable years, but has not qualified for the 90% passive income exception because its income primarily arose from the active business of operating hotels. During its 2010 taxable year, we anticipate that the OP will qualify for the limited trading exception unless the payment of accrued and unpaid priority returns in connection with the reorganization transactions is recharacterized as a taxable “disguised sale” for federal income tax persons as described above in “—Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units.” If treated as a publicly traded partnership, the OP will not qualify for the 90% passive income exception during its 2010 taxable year because of the active hotel business income the LLC earned in 2010 prior to the reorganization transactions. However, during the OP’s 2010 taxable year, no OP units will be eligible to be redeemed for cash or, at the Summit REIT’s election, Summit REIT common stock. Accordingly, even if the OP does not qualify for the limited trading exception, we believe that the OP will not be treated as a publicly traded partnership during its 2010 taxable year because interests in the OP will not be readily tradable on a secondary market or the substantial equivalent thereof. Because we believe that the LLC has not been classified as a publicly traded partnership in prior taxable years and the OP will not be classified as a publicly traded partnership during its 2010 taxable year, we believe that the 90% passive income exception will be available to prevent the OP from being taxed as a corporation should it be classified as a publicly traded partnership in taxable years after 2010. For taxable years after 2010, we believe that the OP will have sufficient qualifying rental income to satisfy the 90% passive income exception and may qualify for the limited trading exception in certain years.

Hunton & Williams’ opinion regarding the treatment of the OP as a partnership, and not an association or publicly traded partnership taxable as a corporation, for federal income tax purposes will assume the correctness of the facts described in the preceding paragraph. Although we will receive that opinion of counsel, we have not requested, and do not intend to request, a ruling from the IRS that the LLC or the OP will be classified as partnerships for federal income tax purposes. If for any reason the OP were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the OP would be required to pay income tax at corporate rates on its taxable income, which would significantly reduce the amounts available for distribution to the OP unitholders. Distributions to the OP’s partners, including OP unitholders, would constitute dividends that would not be deductible in computing the OP’s taxable income. Further, items of income and deduction of the OP would not pass through to its partners, including OP unitholders, and its partners would be treated as stockholders for tax purposes. In addition, the treatment of the OP as a corporation for federal income tax purposes would cause Summit REIT to fail to qualify as a REIT unless it qualified for certain relief provisions. See “—Taxation of Summit Hotel Properties, Inc. as a REIT—Gross Income Tests” and “—Asset Tests.” In addition, any change in the OP’s status for tax purposes might be treated as a taxable event, in which case OP unitholders and Summit REIT might incur tax liability without any related cash distribution.

The other sections of this discussion assume that each of the OP and the LLC is treated as a partnership for federal income tax purposes. If either of these entities were treated as a corporation, most, if not all, of the tax consequences described herein would not apply.

Effect of Subsequent Events

Even if an LLC member is not required to recognize gain at the time of the reorganization transactions, subsequent events could cause an LLC member who becomes an OP unitholder in the reorganization transactions to recognize part or all of the LLC member’s gain that is not recognized at the time of the reorganization transactions. Subsequent events that could cause the recognition of gain to a former LLC member include:

•	the sale of individual properties by the OP, particularly those currently held by the LLC and with respect to which the former LLC member had substantial deferred gain even before the reorganization transactions;

•	a distribution by the OP to one or more OP unitholders of a property that the former LLC member previously contributed to the LLC;

•	the refinancing, repayment or other reduction in the amount of existing debt secured by individual properties;

•	the issuance of additional OP units, which could reduce the share of the OP liabilities of the former LLC member; and

•	the elimination of the disparity between the current tax bases of the LLC properties and the “book bases” of the properties, which are based on the fair market value of the properties at the time of the reorganization transactions, which has the effect of reducing the amount of indebtedness allocable to the former LLC member for basis purposes and, therefore, can result in deemed cash distributions. See “—Tax Consequences of Ownership of OP Units After the Reorganization Transactions—Tax Allocations with Respect to Book—Tax Difference on Contributed Properties.”

As a general rule, we are not required to take into account the tax consequences to, or obtain the consent of, the OP unitholders in deciding whether to cause the OP to undertake specific transactions that could have adverse tax consequences to the OP unitholders. Accordingly, no assurance can be provided that a former LLC member will not recognize income or gain as a result of one of the subsequent events described herein.

Sale of Individual Properties.  If the OP sells assets held by the LLC at the time of the reorganization transactions that have significant unrealized gain under applicable Treasury regulations, the former LLC members would be specially allocated an amount of taxable gain equal to the unrealized gain, reduced by any amortized amounts that existed with respect to the asset sold at time of the reorganization transactions. In addition, the former LLC member(s) who contributed a property to the LLC that is sold after the reorganization transactions will be allocated, for federal income tax purposes, the portion of the gain from any such sale that is attributable to the built-in gain that existed at the time the property was contributed to the LLC. Former LLC members who are specially allocated gain under these rules would report the additional gain on their individual federal income tax returns, but would not be entitled to any special distributions from the OP in connection with a sale of any former LLC assets. A substantial portion of the gain could be taxable at ordinary federal income tax rates, and a substantial portion could be taxed at a federal tax rate of 25% applicable to gain attributable to certain prior depreciation deductions. Thus, the former LLC members may not receive cash distributions from the OP sufficient to pay their additional taxes if the OP sells properties acquired from the LLC in the reorganization transactions. A former LLC member, however, may be able to use any passive losses or passive loss carryforwards to offset any unrealized gain that it must recognize, subject to any applicable passive loss limitations, including special limitations that would apply if the OP were to be classified as a publicly traded partnership. See “—Tax Status of the OP.”

The treatment of the unrealized gain in the absence of a sale of any LLC assets will depend on the method that the OP uses to deal with unrealized gain. For a discussion of the impact to the OP unitholders of unrealized gain in the absence of a sale of a property, see “—Tax Consequences of Ownership of OP Units After the Reorganization Transactions—Tax Allocations with Respect to Book-Tax Difference on Contributed Properties.”

Distributions of Property.  Upon the distribution by a partnership of property to another partner within seven years of when the property was contributed to the partnership, the Code generally requires that the partner who contributed that property to the partnership recognize any gain that existed, but was deferred, for federal income tax purposes with respect to the property at the time of the contribution. Similarly, the Code generally requires the recognition of a contributing partner’s deferred gain upon the distribution by a partnership to that partner of other partnership property within seven years of when that partner contributed appreciated property to the partnership. Gain that is deferred at the time of the reorganization transactions with respect to appreciated assets of the LLC that were contributed to the LLC prior to the reorganization transactions, to the extent allocable to a former LLC member, will be subject to gain recognition under these provisions upon a distribution of the property by the OP within seven years of such contribution to the LLC.

Refinancing of the Indebtedness Secured by Individual Properties.  As described above under “Tax Consequences of the Reorganization Transactions to LLC Members in Connection with the Receipt of OP Units—Reduction in Share of Partnership Liabilities/Deemed Cash Distribution,” an LLC member could recognize taxable gain as a result of a reduction in the LLC member’s share of partnership liabilities either in connection with the reorganization transactions or due to later events. The OP cannot guarantee that a future refinancing of the indebtedness securing a property would not result in a reduction of the liabilities allocated to the former LLC members, causing the recognition of taxable gain.

Tax Consequences of Ownership of OP Units After the Reorganization Transactions

Generally.  As the OP will be a continuation of the LLC for federal income tax purposes, the federal income tax consequences of owning membership interests and OP units will be substantially the same. The discussion below summarizes those consequences and discusses the tax consequences related to the redemption right associated with the OP units.

Income and Deductions in General.  An entity that is classified as a partnership for federal income tax purposes generally is not a taxable entity and incurs no federal income tax liability. Each OP unitholder will be required to report on its income tax return its allocable share of income, gains, losses, deductions and credits of the OP. Each OP unitholder will be required to include these items on its federal income tax return even if the unitholder has not received any cash distributions from the OP. For each taxable year, the OP is required to furnish to each OP unitholder a Schedule K-1 that sets forth the unitholder’s allocable share of any income, gains, losses, deductions and credits of the OP. The OP is not required to pay any federal income tax directly.

Treatment of OP Distributions.  Distributions of money by the OP to an OP unitholder, including deemed distributions that result from a reduction in the unitholder’s share of the OP liabilities, generally will result in taxable gain to the unitholder only if and to the extent that the distribution exceeds the unitholder’s basis in its OP units immediately before the distribution. A portion of the gain may be taxable at a 25% federal capital gain tax rate or as ordinary income. Any reduction in an OP unitholder’s share of the OP’s nonrecourse liabilities, whether through repayment, refinancing with recourse liabilities, refinancing with nonrecourse liabilities secured by the other properties as to which the unitholder does not have minimum gain under section 704(c) of the Code, or otherwise, will constitute a deemed distribution of money to the unitholder. In addition, an issuance of additional units by the OP without a corresponding increase in the OP’s nonrecourse liabilities could decrease an OP unitholder’s share of the OP’s nonrecourse liabilities, resulting in a deemed distribution of money to an OP unitholder.

A distribution of property other than money by the OP to its unitholders ordinarily does not result in the recognition of gain or loss by either the OP or the unitholder unless the property is a marketable security for purposes of the Code and certain exceptions to the requirement for recognition of gain do not apply. Marketable securities, for these purposes, include actively traded securities or equity interests in another entity that are readily convertible into or exchangeable for money or marketable securities. In that event, the property would be treated as money and the unitholder would recognize gain, but not loss, to the extent described above. There can be no assurance that the OP will not make distributions of property that are considered marketable securities or that an exception to the gain recognition requirement would apply to any such distribution.

Upon the distribution of property to another partner within seven years of when the property was contributed to the partnership, the Code generally requires that the partner who contributed that property to the partnership recognize any gain that existed, but was deferred, for federal income tax purposes with respect to the property at time of the contribution. Similarly, the Code generally requires the recognition of a contributing partner’s deferred gain upon the distribution to that partner of other partnership property within seven years of when that partner contributed appreciated property to the partnership. For a discussion of these provisions with respect to the reorganization and former LLC members, see “—Effect of Subsequent Events—Distributions of Property.”

Initial Basis of OP units.  In general, an LLC member who acquires OP units in the reorganization transactions will have an initial basis in its OP units equal to its basis in its membership interests, adjusted to reflect the effects of the reorganization transactions. An LLC member’s basis in its membership interests will be adjusted upward or downward to reflect any increase or decrease, respectively, in the LLC member’s share of the LLC’s liabilities compared to the LLC member’s share of the OP’s liabilities after the reorganization transactions, which share may be reduced as a result of the LLC’s liabilities that will be repaid with the cash proceeds of the IPO or the reallocation of certain of the LLC’s liabilities to Summit REIT. For a discussion of the rules applicable to the determination of whether an LLC member has experienced a reduction in its share of partnership liabilities, see “—Tax Consequences of the Reorganization Transactions to LLC Members In Connection With the Receipt of OP Units—Reduction in Share of Partnership Liabilities/Deemed Cash Distribution.”

An OP unitholder’s initial basis in its OP units generally will be increased by the unitholder’s share of:

•	the OP’s taxable income;

•	any increases in nonrecourse liabilities incurred by the OP; and

•	recourse liabilities to the extent the OP unitholder elects to incur the risk of loss with respect to those liabilities through a guarantee or a deficit restoration obligation.

Generally, an OP unitholder’s initial basis in its units thereafter will be decreased, but not below zero, by the unitholder’s share of:

•	the OP’s distributions;

•	decreases in liabilities of the OP, including any decrease in its share of the nonrecourse liabilities of the OP and any recourse liabilities for which it is considered to bear the economic risk of loss;

•	losses of the OP; and

•	nondeductible expenditures of the OP that are not chargeable to capital.

Allocations of the OP’s Income, Gain, Loss and Deductions.  So long as it is taxed as a partnership for federal income tax purposes, the OP itself will not pay federal income taxes. Instead, each OP unitholder will be required to report its allocable share (whether or not any distributions are made) of the OP’s items of income, gain, loss, deduction and credit for each taxable year of the OP ending with or within the OP unitholder’s taxable year. Each item will have the same character and will generally have the same source (either United States or foreign), as though the OP unitholder realized the item directly. The OP’s tax year will end on December 31. The OP will distribute tax information to each OP unitholder after the end of each taxable year.

The partnership agreement for the OP has been drafted to conform substantially to the Treasury regulations describing partnership allocations that will be treated as having “substantial economic effect.” To the extent that the OP’s allocations of income, gain, loss, deduction and credit have “substantial economic effect,” they will be respected for federal income tax purposes. However, the Treasury regulations are extremely complex, and it is impossible to be certain that all allocations of income, gain, loss, deduction and credit for tax purposes made pursuant to the operating agreement for the OP would be respected by the IRS. If the IRS were to determine that the OP’s allocations do not technically comply with the Treasury regulations, then such allocations would be re-determined in accordance with each OP unitholder’s “interest” in the OP (determined by taking into account all facts and circumstances).

Tax Allocations with Respect to Book-Tax Differences.  Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. When cash is contributed to a partnership in exchange for a partnership interest, such as Summit REIT’s contribution of the cash proceeds of the IPO to the OP in the reorganization transactions, similar rules apply to ensure that the existing partners in the partnership are charged with, or benefit from, respectively, the unrealized gain or unrealized loss associated with the partnership’s existing properties at the time of the cash contribution. In the case of a contribution of property, the amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). In the case of a contribution of cash, a book-tax difference may be created because the fair market value of the properties of the partnership on the date of the cash contribution may be higher or lower than the partnership’s adjusted tax basis in those properties. Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference.

The contribution of the cash proceeds of the IPO to the OP is expected to create a book-tax difference. Furthermore, the OP may admit partners in the future in exchange for a contribution of appreciated or depreciated property, resulting in book-tax differences, and the OP will succeed to the book-tax differences with respect to properties contributed to the LLC. Allocations with respect to book-tax differences are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. The partnership agreement of the OP requires allocations of income, gain, loss and deductions attributable to the properties with respect to which there is book-tax difference be made in a manner that is consistent with the Code. The OP has not yet decided what method will be used to account for book-tax differences caused by the contribution of the cash proceeds of the IPO to the OP by Summit REIT or the future acquisition of properties by the OP. An OP unitholder may receive higher allocations of income and gain, or lower allocations of losses and deductions, depending on the method the OP uses to account for book-tax differences.

If an asset that is acquired from the LLC in the reorganization transactions is subsequently sold, gain equal to any book-tax difference remaining at the time of such sale must be allocated exclusively to the applicable former LLC members, even though the proceeds of the sale will be allocated proportionately among all the OP unitholders.

Limitations on Deductibility of Losses; Treatment of Passive Activities and Portfolio Income.  Generally, individuals, estates, trusts and some closely held corporations and personal service corporations can deduct losses from “passive activities” only to the extent that those losses do not exceed the taxpayer’s income from passive activities. Generally, passive activities are activities or investments in which the taxpayer does not materially participate, which would include the ownership of interests in the OP. If the OP were classified as a publicly traded partnership under the Code, any losses or deductions allocable to the OP unitholder could be used only against gains or income of the OP and could not be used to offset passive income from other passive activities. Similarly, any OP income or gain allocable to an OP unitholder could not be offset with losses from other passive activities of the unitholder. For a more detailed discussion of the OP’s possible classification as a publicly traded partnership, see “—Tax Status of the OP.”

In addition, an OP unitholder may not deduct its share of any OP losses to the extent that those losses exceed the lesser of:

•	the adjusted tax basis of its OP units at the end of the OP’s taxable year in which the loss occurs; and

•	the amount for which such unitholder is considered “at-risk” at the end of that year.

In general, an OP unitholder will be at-risk to the extent of its basis in its OP units, except to the extent that the unitholder acquired its units using nonrecourse debt. For these purposes, however, a unitholder’s basis in its OP units will include only the unitholder’s share of the OP’s nonrecourse liabilities, as determined under the Code, that are considered “qualified nonrecourse financing” for purposes of these at-risk rules.

After the reorganization transactions, a former LLC member’s at-risk amount generally will increase or decrease as the adjusted basis in its OP units increases or decreases, except for increases or decreases attributable to the OP liabilities that do not constitute qualified nonrecourse financing. If an OP unitholder is not allowed to use losses in a particular taxable year because of the application of the at-risk rules, the losses can be carried forward and may be used by the unitholder to offset income in a subsequent year to the extent that the unitholder’s adjusted basis or at-risk amount, whichever was the limiting factor, is increased in that subsequent year.

The at-risk rules apply to:

•	an individual unitholder;

•	an individual shareholder or partner of an OP unitholder that is an S corporation or partnership; and

•	an OP unitholder that is a corporation if 50% or more of the value of that corporation’s stock is owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year.

Disposition of OP Units.  If an OP unit is sold or otherwise disposed of in a taxable transaction, gain or loss from the disposition will be based on the difference between the amount realized on the disposition and the basis attributable to the OP unit that is disposed of. The amount realized on the disposition of a unit generally will equal the sum of:

•	any cash received;

•	the fair market value of any other property received; and

•	the amount of the OP liabilities allocated to the unit.

An OP unitholder will recognize gain on the disposition of an OP unit to the extent that the amount realized exceeds the unitholder’s basis for the OP unit. Because the amount realized includes any amount attributable to the relief from the OP liabilities attributable to the unit, an OP unitholder could have taxable income, or perhaps even a tax liability, in excess of the amount of cash and property received upon the disposition of the unit.

Generally, gain recognized on the disposition of the OP units will be capital gain. However, any portion of the OP unitholder’s amount realized on the disposition of a unit that is attributable to “unrealized receivables” of the OP, as defined in the Code, will give rise to ordinary income. The amount of ordinary income that would have to be recognized would be equal to the amount by which the unitholder’s share of unrealized receivables of the OP exceeds the portion of the unitholder’s basis that is attributable to those assets. Unrealized receivables include, to the extent not previously included in the OP’s income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts attributable to prior depreciation deductions that would be subject to recapture as ordinary income if the OP had sold its assets at their fair market value at the time of the disposition.

For OP unitholders taxed at individual rates, net capital gain from the sale of an asset held one year or less is subject to tax at the applicable rate for ordinary income. For such OP unitholders, the maximum rate of tax on the net capital gain from a sale or exchange of an asset held for more than one year generally is 15% (currently scheduled to increase generally to 20% after 2010). However, a 25% rate applies to capital gains attributable to prior depreciation deductions not otherwise recaptured as ordinary income under other depreciation recapture rules that would have been recognized by the OP at the time of the sale of OP units if the OP had sold all of its depreciable real property. Accordingly, any gain on the sale of an OP unit held for more than one year could be treated partly as gain from the sale of a long-term capital asset subject to a 15% tax rate (currently scheduled to increase generally to 20% after 2010), partly as gain from the sale of depreciable real property subject to a 25% tax rate to the extent attributable to prior depreciation deductions by the OP that have not been otherwise recaptured as ordinary income, and partly as ordinary income to the extent attributable to unrealized receivables. Each OP unitholder should consult with its own tax advisor regarding the application of the 25% or ordinary income tax rates to a sale of OP units.

Redemptions of OP Units.  If an OP unitholder exercises its redemption right, it is likely that Summit REIT will elect to exercise its right under the partnership agreement of the OP to acquire the unitholder’s OP units in exchange for cash or Summit REIT common stock. However, Summit REIT is under no obligation to exercise this right. If Summit REIT does elect to acquire a unitholder’s OP units in exchange for cash or Summit REIT common stock, the transaction will be a fully taxable sale to the unitholder. The amount realized by a unitholder on this kind of disposition of an OP unit will equal the sum of:

•	any cash received;

•	the fair market value of any REIT common stock received; and

•	the amount of the OP liabilities allocated to the unit exchanged.

The OP unitholder’s taxable gain and the tax consequences of that gain would be determined as described under “Disposition of OP Units.”

If Summit REIT, as the general partner of the OP, does not elect to acquire the OP unitholder’s units, the OP is required to redeem those OP units for cash. If the OP redeems OP units for cash contributed by Summit REIT in order to affect the redemption, the redemption likely will be treated as a sale of the OP units to Summit REIT in a fully taxable transaction, although the matter is not free from doubt. Under these circumstances, the redeeming unitholder’s amount realized will equal the sum of:

•	the cash received; and

•	the amount of the OP liabilities allocated to the unit redeemed.

The unitholder’s taxable gain and the tax consequences of that gain would be determined as described under “Disposition of OP Units.”

If an OP unit is redeemed for cash that is not contributed by Summit REIT to affect the redemption, the unitholder’s tax treatment will depend upon whether the redemption results in a disposition of all of the unitholder’s OP units. If all of the OP unitholder’s OP units are redeemed, the unitholder’s taxable gain and the tax consequences of that gain will be determined as described under “Disposition of OP Units,” except that the 25% federal income tax rate attributable to prior depreciation deductions generally will not apply. However, if less than all of an OP unitholder’s OP units are redeemed, the unitholder will not be allowed to recognize loss on the redemption and will recognize taxable gain only if and to the extent that the unitholder’s amount realized on the redemption, calculated as described above, exceeds the unitholder’s basis in all of its OP units immediately before the redemption.

State and Local Taxes.  In addition to the federal income tax aspects described above, an LLC member should consider the potential state and local tax consequences of owning OP units, which consequences will be substantially the same as the consequences of owning membership interests. Tax returns may be required and tax liability may be imposed both in the state or local jurisdictions where an OP unitholder resides and in each state or local jurisdiction in which the OP has assets or otherwise does business. Thus, persons holding OP units either directly or through one or more partnerships or limited liability companies may be subject to state and local taxation in a number of jurisdictions in which the OP directly or indirectly holds real property and would be required to file periodic tax returns in those jurisdictions. The OP also may be required to withhold state income tax from distributions otherwise payable to the OP unitholders. After the reorganization, the OP, like the LLC, will own properties in approximately 19 states and the OP may acquire properties in other states in the future. The OP anticipates providing the OP unitholders with any information reasonably necessary to permit them to satisfy state and local return filing requirements. To the extent that an OP unitholder pays income tax with respect to the OP’s income to a state where it is not resident or the OP is required to pay such tax on behalf of such unitholder, the unitholder may be entitled to a deduction or credit against income tax that it otherwise would owe to its state of residence with respect to the same income. An LLC member should consult with its personal tax advisor regarding the state and local income tax implications of owning OP units, including return filing requirements in the various states where the LLC currently owns properties and the OP will own properties after the reorganization transactions.

Withholding on the Partnership Income and Distribution.  If an LLC member fails to provide the OP with a certificate of its non-foreign status which satisfies the requirements of Code and the Treasury regulations promulgated thereunder, such as a properly completed IRS Form W-9, the OP may be required to withhold on any income or gain realized by the OP, including any gain arising from the disposition of a “United States real property interest,” to the extent of the LLC member’s distributive share of such gain.

In addition, under certain circumstances an LLC member may be subject to information reporting and backup withholding with respect to distributions from the OP. However, backup withholding generally will not apply to an LLC member if the LLC member is a corporation (for payments on or before December 31, 2011) or other exempt entity, or if the LLC member furnishes (or has furnished to the LLC) a correct taxpayer identification number and certifies on IRS Form W-9, or another appropriate form, that the LLC member is not subject to backup withholding.

Amounts withheld in respect of an LLC member do not constitute an additional tax, but rather are credited against the LLC member’s federal income tax liability. Each LLC member should consult its own tax advisor to ensure compliance with the procedures for exemption from backup withholding.

Taxation of Summit Hotel Properties, Inc. as a REIT

This section summarizes the material federal income tax considerations related to Summit REIT’s election to be taxed as a REIT for federal income tax purposes and the ownership of Summit REIT common stock that may be received upon a redemption of OP units. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular LLC members in light of its personal investment or tax circumstances, or to certain types of LLC members that are subject to special treatment under the federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

•	financial institutions or broker-dealers;

•	non-U.S. individuals, partnerships, and foreign corporations;

•	U.S. expatriates;

•	persons who mark-to-market Summit REIT’s common stock;

•	subchapter S corporations;

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies and REITs;

•	trusts and estates;

•	holders who receive Summit REIT’s common stock through the exercise of employee share options or otherwise as compensation;

•	persons holding Summit REIT’s common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code; and

•	persons holding Summit REIT’s common stock through a partnership or similar pass-through entity.

This summary assumes that Summit REIT common stock received upon a redemption of OP units is held as a capital asset for federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. Summit REIT has not received any rulings from the IRS concerning its qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

SUMMIT REIT URGES YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF SUMMIT REIT’S COMMON STOCK AND OF SUMMIT REIT’S ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH OWNERSHIP AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Summit REIT

Summit REIT has in effect an election to be taxed as a pass-through entity under subchapter S of the Code, but intends to revoke the S election prior to the closing of this offering. Summit REIT intends to elect to be taxed as a REIT for federal income tax purposes commencing with its short taxable year ending December 31, 2010. Summit REIT believes that, commencing with such short taxable year, it will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and it intends to continue to operate in such a manner, but no assurances can be given that it will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Hunton & Williams LLP is rendering an opinion that, commencing with Summit REIT’s short taxable year ending on December 31, 2010, Summit REIT will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws, and its proposed method of operations will enable it to satisfy the requirements for qualification and taxation as a REIT under the federal income tax laws for its short taxable year ending December 31, 2010, and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by Summit REIT as to factual matters, including representations regarding the nature of its assets and the conduct of its business, is not binding upon the IRS, or any court, and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, Summit REIT’s qualification and taxation as a REIT depend upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that it earns from specified sources, the percentage of its assets that falls within specified categories, the diversity of its stock ownership, and the percentage of its earnings that it distributes. Hunton & Williams LLP will not review Summit REIT’s compliance with those tests on a continuing basis. Accordingly, no assurance can be given that Summit REIT’s actual results of operations for any particular taxable year will satisfy such requirements. Hunton & Williams LLP’s opinion does not foreclose the possibility that Summit REIT may have to use one or more of the REIT savings provisions described below, which would require it to pay an excise or penalty tax (which could be material) in order for it to maintain its REIT qualification. For a discussion of the tax consequences of Summit REIT’s failure to qualify as a REIT, see “—Failure to Qualify.”

If Summit REIT qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, Summit REIT will be subject to federal tax in the following circumstances:

•	Summit REIT will pay federal income tax on any taxable income, including undistributed net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Summit REIT may be subject to the “alternative minimum tax” on any items of tax preference including any deductions of net operating losses.

•	Summit REIT will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure or after a default on a lease of the property (“foreclosure property”) that it holds primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	Summit REIT will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of business.

•	If Summit REIT fails to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continues to qualify as a REIT because it meets other requirements, it will pay a 100% tax on the gross income attributable to the greater of the amount by which it fails the 75% gross income test or the 95% gross income test, in either case, multiplied by a fraction intended to reflect its profitability.

•	If Summit REIT fails to distribute during a calendar year at least the sum of (1) 85% of its REIT ordinary income for the year, (2) 95% of its REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, it will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed.

•	Summit REIT may elect to retain and pay income tax on its net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of Summit REIT’s undistributed long-term capital gain (to the extent that Summit REIT made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax Summit REIT paid.

•	Summit REIT will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

•	In the event of a failure of any of the asset tests, other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, Summit REIT files a description of each asset that caused such failure with the IRS, and it disposes of such assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure, Summit REIT will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations (currently 35%) on the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

•	In the event Summit REIT fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, Summit REIT will be required to pay a penalty of $50,000 for each such failure.

•	If Summit REIT acquires any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which Summit REIT acquires a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, Summit REIT will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of the asset during the 10-year period after it acquires the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which Summit REIT will pay tax is the lesser of:

•	the amount of gain that Summit REIT recognizes at the time of the sale or disposition, and

•	the amount of gain that Summit REIT would have recognized if it had sold the asset at the time it acquired the asset.

•	Summit REIT may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

•	The earnings of Summit REIT’s lower-tier entities that are subchapter C corporations, including TRSs, will be subject to federal corporate income tax.

In addition, notwithstanding Summit REIT’s qualification as a REIT, Summit REIT may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, TRSs will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust or association that meets each of the following requirements:

1. It is managed by one or more directors or trustees.

2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5. At least 100 persons are beneficial owners of its shares or ownership certificates.

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9. It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

Summit REIT must meet requirements 1 through 4, 7, 8 and 9 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to Summit REIT beginning with its 2011 taxable year. If Summit REIT complies with all the requirements for ascertaining the ownership of its outstanding stock in a taxable year and has no reason to know that it violated requirement 6, it will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the Code, and beneficiaries of such a trust will be treated as holding Summit REIT’s stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Summit REIT’s charter provides restrictions regarding the transfer and ownership of its common stock. See “Description of Summit REIT’s Capital Stock—Restrictions on Ownership and Transfer.” Summit REIT believes that it will issue sufficient common stock with sufficient diversity of ownership to allow it to satisfy requirements 5 and 6 above. The restrictions in its charter are intended (among other things) to assist it in continuing to satisfy requirements 5 and 6 described above. These restrictions, however, may not ensure that it will, in all cases, be able to satisfy such stock ownership requirements. If Summit REIT fails to satisfy these stock ownership requirements, its qualification as a REIT may terminate.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that Summit REIT owns will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as Summit REIT’s assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships.  An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Summit REIT’s proportionate share for purposes of the 10% value test (see “—Asset Tests”) will be based on its proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, Summit REIT’s proportionate share will be based on its proportionate interest in the capital interests in the partnership. Summit REIT’s proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which Summit REIT acquires an equity interest, directly or indirectly, will be treated as Summit REIT’s assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries.  A REIT may own up to 100% of the capital stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person under a franchise, license, or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, unless such rights are provided to an “eligible independent contractor” (as defined below under “—Gross Income Tests—Rents from Real Property”) to operate or manage a lodging facility or health care facility and such lodging facility or health care facility is either owned by the TRS or leased to the TRS by its parent REIT. Additionally, a TRS that employs individuals working at a qualified lodging facility located outside the United States will not be considered to operate or manage a qualified lodging facility as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract.

Summit REIT is not treated as holding the assets of a TRS or as receiving any income that the subsidiary earns. Rather, the stock issued by a TRS to Summit REIT is an asset in Summit REIT’s hands, and it treats the distributions paid to it from such taxable subsidiary, if any, as dividend income. This treatment can affect Summit REIT’s compliance with the gross income and asset tests. Because Summit REIT does not include the assets and income of TRSs in determining its compliance with the REIT requirements, it may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Summit REIT intends to form Summit TRS Holding, Inc., or Summit TRS, whose wholly owned subsidiaries will be the lessees of Summit REIT’s hotel properties. To reduce the risk of incurring a prohibited transaction tax, Summit REIT may transfer some or all of the LLC’s parcels of undeveloped land to Summit TRS or another TRS.

Gross Income Tests

Summit REIT must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment in stock and debt investments purchased with the proceeds from the issuance of Summit REIT’s stock or a public offering of Summit REIT’s debt with a maturity date of at least five years and that Summit REIT receives during the one-year period beginning on the date on which Summit REIT received such new capital.

Second, in general, at least 95% of Summit REIT’s gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test (except for income derived from the temporary investment of new capital), other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from Summit REIT’s sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that Summit REIT enters into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain” below. The following paragraphs discuss the specific application of the gross income tests to Summit REIT.

Rents from Real Property.  Rent that Summit REIT receives from its real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither Summit REIT nor a direct or indirect owner of 10% or more of its stock may own, actually or constructively, 10% or more of a tenant from whom Summit REIT receives rent, other than a TRS. If the tenant is a TRS and the property is a “qualified lodging facility,” such TRS may not directly or indirectly operate or manage such property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to Summit REIT and the TRS.

•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fourth, Summit REIT generally must not operate or manage its real property or furnish or render services to its tenants, other than certain customary services provided to tenants through an “independent contractor” who is adequately compensated and from whom Summit REIT does not derive revenue. Furthermore, Summit REIT may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to Summit REIT’s tenants without tainting Summit REIT’s rental income for the related properties. Summit REIT need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to its tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, Summit REIT may provide a minimal amount of services not described in the prior sentence to the tenants of a property, other than through an independent contractor or a TRS, as long as its income from the services (valued at not less than 150% of Summit REIT’s direct cost of performing such services) does not exceed 1% of its income from the related property.

Summit REIT’s TRS lessees will lease from the OP and its subsidiaries the land (or leasehold interest), buildings, improvements, furnishings and equipment comprising Summit REIT’s hotel properties. In order for the rent paid under the leases to constitute “rents from real property,” the leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether Summit REIT’s leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner (for example, whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

•	the extent to which the property owner retains the risk of loss with respect to the property (for example, whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain with respect to the property.

In addition, the federal income tax law provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

Summit REIT currently intends to structure its leases so that they qualify as true leases for federal income tax purposes. For example, with respect to each lease, Summit REIT generally expects that:

•	the OP and the lessee will intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;

•	the lessee will have the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease;

•	the lessee will bear the cost of, and will be responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and will dictate through hotel managers that are eligible independent contractors, who will work for the lessee during the terms of the lease, and generally will dictate how the hotels will be operated and maintained;

•	the lessee will bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than real estate and personal property taxes and the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee will benefit from any savings and will bear the burdens of any increases in the costs of operating the hotels during the term of the lease;

•	in the event of damage or destruction to a hotel, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the hotels subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the hotel to its prior condition;

•	the lessee will generally indemnify the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the lessee’s use, management, maintenance or repair of the hotels;

•	the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the hotels under the lease;

•	the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels;

•	Summit REIT expects that each lease that it enters into, at the time it enters into it (or at any time that any such lease is subsequently renewed or extended) will enable the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

•	upon termination of each lease, the applicable hotel will be expected to have a substantial remaining useful life and substantial remaining fair market value.

Investors should be aware that there are no controlling Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as Summit REIT’s leases that discuss whether such leases constitute true leases for federal income tax purposes. If Summit REIT’s leases are characterized as service contracts or partnership agreements, rather than as true leases, or disregarded altogether for tax purposes, part or all of the payments that the OP and its subsidiaries receive from the TRS lessees would not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, Summit

REIT would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status unless it qualifies for relief, as described below under “—Failure to Satisfy Gross Income Tests.”

As described above, in order for the rent that Summit REIT receives to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that percentage rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, percentage rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits.

Second, Summit REIT must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”), other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of Summit REIT’s stock is owned, directly or indirectly, by or for any person, Summit REIT is considered as owning the stock owned, directly or indirectly, by or for such person. Summit REIT anticipates that all of its hotels will be leased to TRSs. In addition, Summit REIT’s charter prohibits transfers of its stock that would cause it to own actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, Summit REIT should never own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of its stock, no absolute assurance can be given that such transfers or other events of which Summit REIT has no knowledge will not cause it to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date.

As described above, Summit REIT may own up to 100% of the capital stock of one or more TRSs. A TRS is a fully taxable corporation that generally may engage in any business, including the provision of customary or noncustomary services to tenants of its parent REIT, except that a TRS may not directly or indirectly operate or manage any lodging facilities or health care facilities or provide rights to any brand name under which any lodging or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a lodging or health care facility if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity and such hotel is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a qualified lodging facility solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so. Additionally, a TRS that employs individuals working at a qualified lodging facility outside the United States will not be considered to operate or manage a qualified lodging facility located outside of the United States, as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. However, rent that Summit REIT receives from a TRS with respect to any property will qualify as “rents from real property” as long as the property is a “qualified lodging facility” and such property is operated on behalf of the TRS by a person from whom Summit REIT derives no income who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of Summit REIT’s stock, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to Summit REIT and the TRS lessee (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

Summit REIT’s TRS lessees will lease its hotel properties, which Summit REIT believes will constitute qualified lodging facilities. Summit REIT’s TRS lessees will engage Interstate to operate Summit REIT’s initial hotels on behalf of the TRS lessees. Summit REIT believes that Interstate will qualify as an “eligible independent contractor.” Summit REIT’s TRS lessees may engage other hotel managers in the future. Summit REIT’s TRS lessees will only engage hotel managers that qualify as “eligible independent contractors.”

Third, the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). To comply with this limitation, a TRS lessee may acquire furnishings, equipment and other personal property. With respect to each hotel in which the TRS lessee does not own the personal property, Summit REIT believes either that the personal property ratio will be less than 15% or that any rent attributable to excess personal property, when taken together with all of our other non-qualifying income, will not jeopardize its ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge Summit REIT’s calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, Summit REIT could fail to satisfy the 75% or 95% gross income test and thus potentially lose its REIT qualification.

Fourth, Summit REIT generally cannot furnish or render services to the tenants of its hotels, or manage or operate its properties, other than through an independent contractor who is adequately compensated and from whom Summit REIT does not derive or receive any income. Furthermore, Summit REIT’s TRSs may provide customary and noncustomary services to its tenants without tainting Summit REIT’s rental income from such properties. However, Summit REIT need not provide services through an “independent contractor” or TRS but instead may provide services directly to its tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, Summit REIT may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as Summit REIT’s income from the services does not exceed 1% of its income from the related property. Summit REIT will not perform any services other than customary ones for its lessees, unless such services are provided through independent contractors or TRSs or would not otherwise jeopardize its tax status as a REIT.

If a portion of the rent that Summit REIT receives from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of Summit REIT’s gross income during the year, Summit REIT would lose its REIT qualification. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs or (3) Summit REIT furnishes noncustomary services to the tenants of the hotel, or manages or operates the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, Summit REIT might lose its REIT qualification because it might be unable to satisfy either the 75% or 95% gross income test. In addition to the rent, the lessees will be required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that Summit REIT is obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges do not qualify as “rents from real property,” they instead may be treated as interest that qualifies for the 95% gross income test, but not the 75% gross income test, or they may be treated as nonqualifying income for purposes of both gross income tests. Summit REIT intends to structure its leases in a manner that will enable it to satisfy the REIT gross income tests.

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Summit REIT may selectively invest in mortgage debt when it believes its investment will allow it to acquire control of the related real estate. Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to acquire the loan, then a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

Summit REIT may also selectively invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, Summit REIT anticipates that the mezzanine loans it will acquire typically will not meet all of the requirements for reliance on this safe harbor. Summit REIT intends to invest in mezzanine loans in a manner that will enable it to continue to satisfy the gross income and asset tests.

Dividends.  Summit REIT’s share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which Summit REIT owns an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Summit REIT’s share of any dividends received from any other REIT in which Summit REIT owns an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Summit REIT believes that none of its assets will be held primarily for sale to customers and that a sale of any of its assets will not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•	either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

•	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

Summit REIT will attempt to comply with the terms of safe-harbor provision in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. Summit REIT cannot assure you, however, that it can comply with the safe-harbor provision or that it will avoid owning property that may be characterized as property that it holds “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates. Summit REIT may transfer some or all of the LLC’s parcels of undeveloped land to Summit TRS or another TRS to reduce the risk of incurring a prohibited transaction tax.

Foreclosure Property.  Summit REIT will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.  From time to time, Summit REIT or the OP may enter into hedging transactions with respect to one or more of Summit REIT’s assets or liabilities. Summit REIT’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of Summit REIT’s or the OP’s trade or business primarily to manage the risk of interest rate changes, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). Summit REIT is required to clearly identify any such hedging transaction before the close of the day on which it was acquired or entered into and to satisfy other identification requirements. Summit REIT intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT.

Foreign Currency Gain.  Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests.  Summit REIT will have gross income from various sources, including the sources described in the preceding paragraphs, that fails to constitute qualifying income for purposes of one or both of the gross income tests. Taking into account its anticipated sources of non-qualifying income, however, Summit REIT expects that its aggregate gross income will satisfy the 75% and 95% gross income tests applicable to REITs for each taxable year commencing with its first taxable year as a REIT. If Summit REIT fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for that year if it qualifies for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

•	Summit REIT’s failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, Summit REIT files a schedule of the sources of its income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

Summit REIT cannot predict, however, whether in all circumstances it would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Summit REIT,” even if the relief provisions apply, Summit REIT would incur a 100% tax on the gross income attributable to the greater of the amount by which it fails the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect its profitability.

Asset Tests

To qualify as a REIT, Summit REIT also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of Summit REIT’s total assets must consist of:

•	cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following Summit REIT’s receipt of new capital that Summit REIT raises through equity offerings or public offerings of debt with at least a five-year term.

Second, of Summit REIT’s investments not included in the 75% asset class, the value of its interest in any one issuer’s securities may not exceed 5% of the value of its total assets, or the 5% asset test.

Third, of Summit REIT’s investments not included in the 75% asset class, Summit REIT may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, or the 10% vote or value test.

Fourth, no more than 25% of the value of Summit REIT’s total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of Summit REIT’s total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

For purposes of the 5% asset test and the 10% vote or value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into equity, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which Summit REIT or any controlled TRS (i.e., a TRS in which Summit REIT owns directly or indirectly more than 50% of the voting power or value of the stock) holds non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by Summit REIT exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Certain securities issued by governmental entities;

•	Any security issued by a REIT;

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which Summit REIT is a partner to the extent of Summit REIT’s proportionate interest in the equity and debt securities of the partnership; and

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, Summit REIT’s proportionate share of the assets of a partnership is its proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

As described above, Summit REIT may selectively invest from time to time in mortgage debt and mezzanine loans. Mortgage loans will generally qualify as real estate assets for purposes of the 75% asset test to the extent that they are secured by real property. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date Summit REIT agreed to acquire the loan, then a portion of such loan likely will not be a qualifying real estate asset. Although the law on the matter is not entirely clear, it appears that the nonqualifying portion of the mortgage loan will be equal to the portion of the highest principal amount of the loan outstanding during the taxable year that exceeds the fair market value of the associated real property that is security for that loan.

Although Summit REIT expects that its investments in mezzanine loans will generally be treated as real estate assets, it anticipates that the mezzanine loans in which it invests will not meet all the requirements of the safe harbor in IRS Revenue Procedure 2003-65. Thus, no assurance can be provided that the IRS will not challenge Summit REIT’s treatment of mezzanine loans as real estate assets. Summit REIT intends to invest in mezzanine loans in a manner that will enable it to continue to satisfy the asset and gross income test requirements.

Summit REIT will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. If Summit REIT fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT qualification if:

•	Summit REIT satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of Summit REIT’s assets and the asset test requirements arose from changes in the market values of Summit REIT’s assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If Summit REIT does not satisfy the condition described in the second item, above, it still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that Summit REIT violates the 5% asset test or the 10% vote or value test described above, it will not lose its REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of Summit REIT’s assets or $10 million) and (2) it disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, Summit REIT will not lose its REIT qualification if it (1) disposes of the assets causing the failure or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies the failure, (2) it files a description of each asset causing the failure with the IRS and (3) pays a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income from the nonqualifying assets during the period in which Summit REIT failed to satisfy the asset tests.

Summit REIT believes that the assets that it will hold will satisfy the foregoing asset test requirements. However, it will not obtain independent appraisals to support its conclusions as to the value of its assets and securities, or the real estate collateral for the mortgage or mezzanine loans that support its investments. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that Summit REIT’s ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, Summit REIT must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of its “REIT taxable income,” determined without regard to the dividends paid deduction and excluding any net capital gain; and

•	90% of its after-tax net income, if any, from foreclosure property, minus

•	the excess of the sum of certain items of non-cash income over 5% of Summit REIT’s “REIT taxable income.”

Summit REIT must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (a) it declares the distribution before it timely files its federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration or (b) it declares the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and it actually pays the dividend before the end of January of the following year. The distributions under clause (a) are taxable to the stockholders in the year in which paid, and the distributions in clause (b) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to Summit REIT’s prior taxable year for purposes of the 90% distribution requirement.

Summit REIT will pay federal income tax on taxable income, including net capital gain, that it does not distribute to stockholders. Furthermore, if Summit REIT fails to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of its REIT ordinary income for such year,

•	95% of its REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

Summit REIT will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributes.

Summit REIT may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. If Summit REIT so elects, it will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. Summit REIT intends to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, Summit REIT may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, Summit REIT may not deduct recognized capital losses from its “REIT taxable income.” Further, it is possible that, from time to time, Summit REIT may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. As a result of the foregoing, Summit REIT may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, Summit REIT may need to borrow funds or, if possible, pay taxable dividends of its stock or debt securities.

Pursuant to IRS Revenue Procedure 2010-12, the IRS has indicated that it will treat distributions from publicly traded REITs that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirements and qualify for the dividends paid deduction for federal income tax purposes. In order to qualify for such treatment, IRS Revenue Procedure 2010-12 requires that at least 10% of the total distribution be payable in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder’s distribution in cash). IRS Revenue Procedure 2010-12 applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011. Summit REIT has no current intention of paying dividends in stock.

Under certain circumstances, Summit REIT may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year. Summit REIT may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although Summit REIT may be able to avoid income tax on amounts distributed as deficiency dividends, it will be required to pay interest to the IRS based upon the amount of any deduction it takes for deficiency dividends.

Recordkeeping Requirements

Summit REIT must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, Summit REIT must request on an annual basis information from its stockholders designed to disclose the actual ownership of its outstanding stock. Summit REIT intends to comply with these requirements.

Failure to Qualify

If Summit REIT fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests (for which the cure provisions are described above), it could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and it pays a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If Summit REIT fails to qualify as a REIT in any taxable year, and no relief provision applies, it would be subject to federal income tax and any applicable alternative minimum tax on its taxable income at regular corporate rates. In calculating Summit REIT’s taxable income in a year in which it fails to qualify as a REIT, it would not be able to deduct amounts paid out to stockholders. In fact, Summit REIT would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of Summit REIT’s current and accumulated earnings and profits, all distributions to stockholders would be taxable as dividend income. Subject to certain limitations, corporate stockholders might be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of 15% through 2010 on such dividends. Unless Summit REIT qualified for relief under specific statutory provisions, it also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. Summit REIT cannot predict whether in all circumstances it would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of shares of Summit REIT’s common stock that for federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds shares of Summit REIT’s common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of Summit REIT’s common stock is urged to consult its tax advisor regarding the consequences of the ownership and disposition of Summit REIT’s common stock by the partnership.

As long as Summit REIT qualifies as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of Summit REIT’s current or accumulated earnings and profits that it does not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is 15% through 2010. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 35%. Qualified dividend income generally includes dividends paid to U.S. stockholders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because Summit REIT is not generally subject to federal income tax on the portion of its REIT taxable income distributed to its stockholders (see “—Taxation of Summit REIT” above), its dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, Summit REIT’s ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 15% tax rate for qualified dividend income will apply to its ordinary REIT dividends (i) attributable to dividends received by it from non-REIT corporations, such as its TRS lessees, and (ii) to the extent attributable to income upon which it has paid corporate income tax (e.g., to the extent that Summit REIT distributes less than 100% of its taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. stockholder must hold Summit REIT’s common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which Summit REIT’s common stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that Summit REIT designates as capital gain dividends without regard to the period for which the U.S. stockholder has held its common stock. Summit REIT generally will designate its capital gain dividends as either 15% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Summit REIT may elect to retain and pay income tax on the net long-term capital gain that it receives in a taxable year. In that case, to the extent that Summit REIT designates such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of Summit REIT’s undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax Summit REIT paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of Summit REIT’s undistributed long-term capital gain, minus its share of the tax Summit REIT paid.

A U.S. stockholder will not incur tax on a distribution in excess of Summit REIT’s current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such shares of common stock. A U.S. stockholder will recognize a distribution in excess of both Summit REIT’s current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. stockholder. In addition, if Summit REIT declares a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by Summit REIT and received by the U.S. stockholder on December 31 of such year, provided that Summit REIT actually pays the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of Summit REIT’s net operating losses or capital losses. Instead, these losses are generally carried over by Summit REIT for potential offset against its future income. Taxable distributions from Summit REIT and gain from the disposition of Summit REIT’s common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from Summit REIT and gain from the disposition of Summit REIT’s common stock generally will be treated as investment income for purposes of the investment interest limitations. Summit REIT will notify stockholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax. The Medicare tax will apply to, among other things, dividends and other income derived from certain trades or business and net gains from the sale or other disposition of property subject to certain exceptions. Summit REIT’s dividends generally will be subject to the Medicare tax.

Taxation of U.S. Stockholders on the Disposition of Common Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of Summit REIT’s common stock as long-term capital gain or loss if the U.S. stockholder has held Summit REIT’s common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from Summit REIT that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of Summit REIT’s common stock may be disallowed if the U.S. stockholder purchases other common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate, absent additional congressional action, will apply until December 31, 2010). The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2010. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on net gains from the sale or other disposition of property, such as Summit REIT’s common stock, subject to certain exceptions.

With respect to distributions that Summit REIT designates as capital gain dividends and any retained capital gain that it is deemed to distribute, Summit REIT generally may designate whether such a distribution is taxable to its stockholders taxed at individual rates at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that Summit REIT distributes to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from Summit REIT would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from Summit REIT as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of Summit REIT’s stock must treat a percentage of the dividends that it receives from Summit REIT as UBTI. Such percentage is equal to the gross income Summit REIT derives from an unrelated trade or business, determined as if Summit REIT were a pension trust, divided by its total gross income for the year in which it pays the dividends. That rule applies to a pension trust holding more than 10% of Summit REIT’s stock only if:

•	the percentage of Summit REIT’s dividends that the tax-exempt trust must treat as UBTI is at least 5%;

•	Summit REIT qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of Summit REIT’s stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding Summit REIT’s stock in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of Summit REIT’s stock; or

•	a group of pension trusts individually holding more than 10% of the value of Summit REIT’s stock collectively owns more than 50% of the value of Summit REIT’s stock.

Information Reporting Requirements and Withholding

Summit REIT will report to its stockholders and to the IRS the amount of distributions it pays during each calendar year, and the amount of tax it withholds, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder:

•	is a corporation (for payments made prior to January 1, 2011) or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide Summit REIT with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. U.S. stockholders that hold Summit REIT’s common stock through foreign accounts or intermediaries will be subject to U.S. withholding tax at a rate of 30% on dividends and proceeds of sale of Summit REIT’s common stock paid after December 31, 2012 if certain disclosure requirements related to U.S. accounts are not satisfied. In addition, Summit REIT may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to Summit REIT.

Backup withholding will generally not apply to payments of dividends made by Summit REIT or its paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to Summit REIT or its paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either Summit REIT or its paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders are urged to consult their own tax advisors regarding the effect of sunset provisions on an investment in Summit REIT’s common stock.

State, Local and Foreign Taxes

Summit REIT and/or you may be subject to taxation by various states, localities and foreign jurisdictions, including those in which Summit REIT or a stockholder transacts business, owns property or resides. The state, local and foreign tax treatment may differ from the federal income tax treatment described above. Consequently, you are urged to consult your own tax advisors regarding the effect of state, local and foreign tax laws upon an investment in Summit REIT’s common stock.

SELECTED FINANCIAL AND OPERATING DATA

You should read the following selected financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our predecessor’s consolidated financial statements, including the related notes, appearing elsewhere in this proxy statement/prospectus.

We have not presented historical financial information for Summit Hotel OP, LP because we have not had any corporate activity since our formation and because we believe that a presentation of the results of Summit Hotel OP, LP would not be meaningful. For accounting purposes Summit Hotel Properties, LLC is considered the acquiring entity in the reorganization transactions, thus, we consider Summit Hotel Properties, LLC to be our accounting predecessor and refer to the LLC as our predecessor when referring to its financial statements and related matters. For more information regarding our structure and the reorganization transactions, see “The Reorganization.”

Our predecessor’s historical consolidated balance sheet information as of December 31, 2009 and 2008 and our predecessor’s historical consolidated statements of operations information for the years ended December 31, 2009, 2008 and 2007 have been derived from our predecessor’s historical audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus. Our predecessor’s historical consolidated balance sheet information as of June 30, 2010 and our predecessor’s historical consolidated statements of operations information for the six months ended June 30, 2010 and 2009 have been derived from the historical audited and unaudited consolidated financial statements, respectively, appearing elsewhere in this proxy statement/prospectus. In the opinion of management of the predecessor, the unaudited interim financial information includes the adjustments (consisting of only normal recurring adjustments) necessary to present fairly the unaudited interim financial information. Our predecessor’s historical consolidated balance sheet information as of December 31, 2007, 2006 and 2005 and our predecessor’s historical consolidated statements of operations information for the years ended December 31, 2006 and 2005 have been derived from our predecessor’s historical audited consolidated financial statements.

	Six Months Ended
	June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
		(Unaudited)	(Restated)
	(Dollars in thousands, except statistical data)

Statement of Operations Data:
Revenue
Room revenues	$65,939	$59,476	$118,960	$132,797	$112,044	$99,009	$71,025
Other hotel operations revenues	1,273	1,118	2,240	2,310	1,845	1,653	1,301

Total revenue	67,212	60,594	121,200	135,107	113,889	100,662	72,326

Expenses
Direct hotel operations	23,026	20,473	42,071	42,381	35,021	31,036	22,143
Other hotel operating expenses	9,177	8,151	16,987	15,186	11,980	10,589	7,982
General, selling and administrative	12,097	11,971	24,017	25,993	22,009	18,038	12,786
Repairs and maintenance	2,074	3,638	6,152	8,009	10,405	8,157	3,741
Depreciation and amortization	13,522	11,383	23,971	22,307	16,136	13,649	9,891
Loss on impairment of assets	—	—	7,506	—	—	—	—

Total Expenses	59,896	55,616	120,704	113,876	95,551	81,469	56,543
Income from operations	7,316	4,978	496	21,231	18,338	19,193	15,783

Other Income (expense):
Interest income	24	18	50	195	446	605	278
Interest expense	(12,701)	(8,338)	(18,321)	(17,025)	(14,214)	(11,135)	(7,934)
Loss on disposal of assets	(40)	25	(4)	(390)	(652)	(749)	(155)

Total Other Expense	(12,717)	(8,295)	(18,275)	(17,220)	(14,420)	(11,279)	(7,811)
Income (loss) from continuing operations	(5,401)	(3,317)	(17,779)	4,011	3,918	7,914	7,972
Income (loss) from discontinued operations	—	1,801	1,465	10,278	11,587	2,728	(3,118)

Net income (loss) before income taxes	(5,401)	(1,516)	(16,314)	14,289	15,505	10,642	4,854
State income tax expense	(228)	—	—	(826)	(715)	(539)	(827)

Net income (loss)	(5,629)	(1,516)	(16,314)	13,463	14,790	10,103	4,027
Net income (loss) attributable to noncontrolling interest	—	(186)	—	384	778	661	352
Net income (loss) attributable to Summit Hotel Properties, LLC	$(5,629)	$(1,330)	$(16,314)	$13,079	$14,012	$9,442	$3,675

Balance Sheet Data (as of period end):
Cash and cash equivalents	$11,326	$11,151	$8,239	$18,153	$7,776	$7,999	$7,340
Property and equipment, net	$460,632	$497,841	$482,767	$461,894	$426,494	$331,707	$288,486
Total assets	$511,708	$525,944	$518,246	$494,755	$447,990	$355,959	$317,278
Mortgages and notes payable	$424,596	$411,624	$426,182	$390,094	$336,659	$237,074	$196,162
Total liabilities	$436,573	$433,588	$436,947	$406,994	$352,298	$249,248	$207,009
Members’ equity	$76,759	$94,166	$82,923	$89,385	$97,395	$108,222	$111,472
Noncontrolling interest	$(1,624)	$(1,810)	$(1,624)	$(1,624)	$(1,703)	$(1,511)	$(1,203)
Total liabilities and equity	$511,708	$525,944	$518,246	$494,755	$447,990	$355,959	$317,278

	Six Months Ended
	June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
		(Unaudited)	(Restated)
	(Dollars in thousands, except statistical data)

Other Data (unaudited):
Funds from Operations(1)	$7,893	$9,960	$6,514	$27,886	$23,297	$25,511	$17,023
EBITDA(2)	$20,798	$18,280	$26,082	$54,147	$48,160	$37,820	$25,506
Net increase (decrease) in cash	$3,087	$(7,002)	$(9,914)	$10,377	$(223)	$659	$(6,424)
Net cash from operating activities	$8,072	$3,511	$9,201	$26,810	$25,937	$24,197	$23,546
Distributions	$535	$5,854	$12,271	$26,703	$24,840	$25,149	$21,619
Net income per common unit(3)	$(2,905)	$(1,975)	$(1,784)	$(8,931)	$2,157	$2,107	$4,256
Book value per common unit(3)	$41,281	$49,380	$44,596	$48,072	$52,380	$58,202	$59,950
Distributions per common unit(3)(4)	$288	$3,486	$7,064	$17,174	$15,976	$16,292	$16,831
Statistical Data (unaudited):
Average room count	6,533	5,877	6,079	5,725	5,647	5,426	4,570
Ending number of hotels	65	61	65	62	64	60	60
Occupancy	63.9%	63.6%	61.9%	66.2%	66.9%	69.7%	69.1%
ADR	$87.26	$89.07	$87.40	$100.95	$96.20	$88.58	$79.92
RevPAR	$55.76	$56.62	$54.12	$66.78	$64.37	$61.47	$55.25

(1)	As defined by NAREIT, FFO represents net income or loss (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate depreciation and amortization (excluding amortization of deferred financing costs). We present FFO because we consider it an important supplemental measure of our operational performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, room rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

We caution investors that amounts presented in accordance with our definitions of FFO may not be comparable to similar measures disclosed by other companies, since not all companies calculate this non-GAAP measure in the same manner. FFO should not be considered as an alternative measure of our net income (loss) or operating performance. FFO may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that FFO can enhance your understanding of our financial condition and results of operations, this non-GAAP financial measure is not necessarily a better indicator of any trend as compared to a comparable GAAP measure such as net income (loss). In addition, you should be aware that adverse economic and market conditions may negatively impact our cash flow. Below, we include a quantitative reconciliation of historical FFO to the most directly comparable GAAP financial performance measure, which is net income (loss) (dollars in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
			(Restated)

Net income (loss)	$(5,629)	$(1,516)	$(16,314)	$13,463	$14,790	$10,103	$4,027
(Gain) on disposition of assets	—	—	(1,297)	(8,605)	(10,380)	(1,240)	—
Depreciation and amortization	13,522	11,476	24,125	23,028	18,887	16,648	12,996

Funds from Operations	$7,893	$9,960	$6,514	$27,886	$23,297	$25,511	$17,023

(2)	EBITDA represents net income or loss excluding: (i) interest; (ii) income tax expense, including deferred income tax benefits and expenses and incomes taxes applicable to sale of assets; and (iii) depreciation and amortization. We believe EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results. Our management also uses EBITDA as one measure in determining the value of acquisitions and dispositions.

We caution investors that amounts presented in accordance with our definitions of EBITDA may not be comparable to similar measures disclosed by other companies, since not all companies calculate this non-GAAP measure in the same manner. EBITDA should not be considered as an alternative measure of our net income (loss) or operating performance. EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that EBITDA can enhance your understanding of our financial condition and results of operations, this non-GAAP financial measure is not necessarily a better indicator of any trend as compared to a comparable GAAP measure such as net income (loss). In addition, you should be aware that adverse economic and market conditions may negatively impact our cash flow. Below, we include a quantitative reconciliation of historical EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss).

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
			(Restated)

Net income (loss)	$(5,629)	$(1,516)	$(16,314)	$13,463	$14,790	$10,103	$4,027
Depreciation and amortization	13,522	11,476	24,125	23,028	18,887	16,648	12,996
Interest expense	12,701	8,338	18,321	17,025	14,214	11,135	7,934
Interest income	(24)	(18)	(50)	(195)	(446)	(605)	(278)
Income taxes	228	—	—	826	715	539	827

EBITDA	$20,798	$18,280	$26,082	$54,147	$48,160	$37,820	$25,506

(3)	A unit represents a capital contribution to the LLC of $100,000.

(4)	As described in the operating agreement of the LLC, members’ units carry different sharing ratios. A member’s individual distributions were determined, in part, by those sharing ratios as described in the operating agreement. The cash contributions per unit shown in the table are weighted averages based on the actual capital contributions and sharing ratios of the members.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Financial and Operating Data,” the LLC’s audited consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, the LLC’s audited consolidated financial statements as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 (unaudited), and related notes thereto, appearing elsewhere in this proxy statement/prospectus. Where appropriate, the following discussion includes analysis of the effects of the reorganization transactions. These effects are reflected in the unaudited pro forma condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus. As used in this section, “our predecessor” refers to the LLC and its consolidated subsidiaries.

Overview

We are a self-managed hotel investment company that was formed in June 2010 to continue our predecessor’s business of acquiring and owning limited-service and select-service hotels in the upscale and midscale without food and beverage segments of the U.S. lodging industry. As a newly formed company with no business activity to date, we have no operating history and only nominal assets. We will commence operations upon completion of the reorganization transactions described in this proxy statement/prospectus. Following completion of the reorganization transactions, our initial portfolio will consist of 65 upscale and midscale without food and beverage hotels with a total of 6,533 guestrooms located in 19 states. Our initial hotels, with the exception of our one independent hotel, will be operated under nationally recognized brands, including the Marriott, Hilton, InterContinental Hotels and Hyatt families of brands, among others.

Substantially all of our assets will be held by, and all of our operations will be conducted through, the OP. The OP is a recently formed Delaware limited partnership. Summit REIT is the sole general partner of the OP. Through the merger of our predecessor with and into the OP, the OP will succeed to the business and assets of our predecessor. Although the OP will be the surviving entity in the merger, the LLC is considered our predecessor for accounting purposes and the following discussion is based on our accounting predecessor’s historical operating results. Following completion of the reorganization transactions, Summit REIT will own an approximate 65.1% (68.2% if the IPO underwriters’ over-allotment option is exercised in full) partnership interest in the OP, including general and limited partnership interests. The other limited partners of the OP, the former members of our predecessor and The Summit Group, the former Class B member of Summit of Scottsdale, and the former Class C member of Summit of Scottsdale, will own the remaining 34.9% limited partnership interest in the OP. Pursuant to the partnership agreement, Summit REIT will have full, exclusive and complete responsibility and discretion in the management and control of the OP, including the ability to cause the OP to enter into certain major transactions including acquisitions, dispositions and refinancings, make distributions to partners and to cause changes in Summit REIT’s business activities.

Summit REIT intends to elect to be taxed as a REIT for federal income tax purposes beginning with its short taxable year ending December 31, 2010. In order for Summit REIT to qualify as a REIT, we cannot operate or manage our hotels. Instead, we will lease our hotels to our TRS lessees, which will be wholly owned, directly or indirectly, by the OP. Our TRS lessees will engage one or more third-party hotel management companies to operate and manage our hotels pursuant to hotel management agreements. In connection with completion of the reorganization transactions, our TRS lessees will enter into hotel management agreements with Interstate, pursuant to which our initial hotels will be operated by Interstate. Our TRS lessees may also employ other hotel managers in the future. We expect Interstate will qualify as an “eligible independent contractor” for federal income tax purposes. We will have no ownership or economic interest in any of the hotel management companies engaged by our TRS lessees. Our TRS lessees will be disregarded as separate from Summit TRS for federal income tax purposes and their operations will be consolidated into our financial statements for accounting purposes. Summit TRS will be taxed as a “C” corporation, and, unlike our predecessor, Summit TRS’s and our TRS lessees’ income will be subject to federal, state and local income tax, which will reduce our funds from operations and the cash otherwise available for distribution.

Our revenue is derived from hotel operations and consists of room revenues and other hotel operations revenues. As a result of our focus on limited-service and select-service hotels in the upscale and midscale without food and beverage segments of the U.S. lodging industry, substantially all of our revenue is room revenue generated from sales of hotel rooms. We also generate other hotel operations revenues, which consists of ancillary revenue related to meeting rooms, entertainment and other guest services provided at our hotels.

Our hotel operating expenses consist primarily of expenses incurred in the day-to-day operation of our hotels. Many of our expenses are fixed, such as essential hotel staff, real estate taxes, insurance, depreciation and certain types of franchise fees, and these expenses do not decrease even if the revenues at our hotels decrease. Our hotel operating expenses consist of room expenses, other direct expenses, other indirect expenses and other expenses. Room expenses include wages, cleaning and guestroom supplies and complimentary breakfast. Other direct expenses include office supplies, utilities, telephone, advertising and bad debts. Other indirect expenses include real and personal property taxes, insurance, travel agent and credit card commissions, management expenses and franchise fees. Other expenses include ground rent and other items of miscellaneous expense.

Historically, our predecessor segregated its operating expenses (direct hotel operations expense, other hotel operating expense, general, selling and administrative expense and repairs and maintenance) from its other operating expenses, such as depreciation and amortization and impairment losses. Following completion of this offering, we intend to reclassify our operating expenses into categories of hotel operating expenses (room expenses, other direct expenses, other indirect expenses and other expenses) to increase the comparability of our hotel operating expenses and our hotel operating results with other publicly traded hospitality REITs. Accordingly, historical balances included in our predecessor’s:

•	direct hotel operations expense related to (1) wages, payroll taxes and benefits, linens, cleaning and guestroom supplies and complimentary breakfast will be reclassified to rooms expense in our consolidated statements of operations and (2) franchise fees will be reclassified to other indirect expense in our consolidated statements of operations;

•	other hotel operating expenses related to (1) utilities and telephone will be reclassified to other direct expenses in our consolidated statements of operations and (2) real and personal property taxes, insurance and cable will be reclassified to other indirect expenses in our consolidated statements of operations;

•	general, selling and administrative expenses related to (1) office supplies, advertising, miscellaneous operating expenses and bad debt expense will be reclassified to other direct expenses in our consolidated statements of operations, (2) credit card/travel agent commissions, management company expenses, management company legal and accounting fees and franchise fees will be reclassified to other indirect expenses in our consolidated statements of operations, (3) hotel development and startup costs will be reclassified to hotel property acquisition costs in our consolidated statements of operations and (4) ground rent and other miscellaneous expenses will be reclassified to other expenses in our consolidated statements of operations; and

•	repairs and maintenance will be reclassified to other direct expenses in our consolidated statements of operations.

On a pro forma basis, the reclassification reduces total hotel operating expenses (direct hotel operations expense, other hotel operating expense, general, selling and administrative expense and repairs and maintenance) by $56,000 for the six months ended June 30, 2010 and $1.4 million for the year ended December 31, 2009, which were reclassified to hotel property acquisition costs. The reclassification does not impact amounts reported by our predecessor as total expenses (total hotel operating expenses, depreciation and amortization and loss on impairment of assets), income from operations, total other income, income (loss) from continuing operations, income (loss) from discontinued operations, net income (loss) before income taxes or net income (loss). See “Unaudited Pro Forma Condensed Consolidated Financial Information” appearing elsewhere in this proxy statement/prospectus for additional information.

Reflecting the changes in the management agreements effective upon transfer of the management agreements for our initial 65 hotels from The Summit Group to Interstate, on a pro forma basis, management expenses for the year ended December 31, 2009 would have increased from $3.0 million to $3.6 million. Also, we expect that our accounting expenses, on a pro forma basis, would have increased from $589,000 to $1.1 million. Additionally, we expect that our management expenses and accounting expenses, on a pro forma basis, for the six months ended June 30, 2010 would have increased from $1.6 million to $2.0 million and $329,000 to $546,000, respectively. We increased the corporate general and administrative expenses in our pro forma financial statements compared to our predecessor’s historical financial statements by $3.3 million for the six months ended June 30, 2010 and $6.5 million for the year ended December 31, 2009. This adjustment is due to expenses we will incur related to changes in our management structure, including compensating our executives and other employees directly rather than indirectly through profits distributed by our predecessor to The Summit Group.

Industry Trends and Outlook

In mid-2008, U.S. lodging demand started to decline as a result of the economic recession which caused industry-wide RevPAR to decline for the year, as reported by Smith Travel Research. Throughout 2009, the decrease in lodging demand accelerated, with RevPAR down 16.7% for the year according to Smith Travel Research. In the first quarter of 2010, we saw trends of improved fundamentals in the U.S. lodging industry with demand for rooms showing signs of stabilization, and even growth in many of the major markets, as general economic indicators have begun to experience positive improvement. With supply of available rooms expected to rise at a significantly slower pace over the next several years than during 2006-2008 and demand for rooms expected to increase as the U.S. economy rebounds, we expect meaningful growth in RevPAR to start in 2011 and to continue for several years thereafter.

While we believe the trends in room demand and supply growth will result in improvement in lodging industry fundamentals, we can provide no assurances that the U.S. economy will strengthen at projected levels and within the expected time periods. If the economy does not improve or if any improvements do not continue for any number of reasons, including, among others, an economic slowdown and other events outside of our control, such as terrorism, lodging industry fundamentals may not improve as expected. In the past, similar events have adversely affected the lodging industry and if these events recur, they may adversely affect the lodging industry in the future.

Key Operating Metrics

We use a variety of operating and other information to evaluate the financial condition and operating performance of our business. These key indicators include financial information that is prepared in accordance with GAAP, as well as other financial information that is not prepared in accordance with GAAP. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the performance of individual hotels, groups of hotels and/or our business as a whole. We periodically compare historical information to our internal budgets as well as industry-wide information. These key indicators include:

•	Occupancy percentage;

•	Average Daily Rate (or ADR); and

•	Room Revenue per Available Room (or RevPAR).

Occupancy, ADR and RevPAR are commonly used measures within the hotel industry to evaluate operating performance. RevPAR, which is calculated as the product of ADR and occupancy percentage, is an important statistic for monitoring operating performance at the individual hotel level and across our business as a whole. We evaluate individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a company-wide and regional basis. ADR and RevPAR include only room revenue. Room revenue depends on demand, as measured by occupancy percentage, pricing, as measured by ADR, and our available supply of hotel rooms. Our ADR, occupancy percentage and RevPAR performance may be impacted by macroeconomic factors such as regional and local employment growth, personal income and corporate earnings, office vacancy rates and business relocation decisions, airport and other business and leisure travel, new hotel construction and the pricing strategies of competitors. In addition, our ADR, occupancy percentage and RevPAR performance is dependent on the continued success of our franchisors and their brands.

In addition to occupancy, ADR and RevPAR, we use FFO and EBITDA, non-GAAP financial measures, to assess our financial condition and operating performance. These measures should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. FFO and EBITDA are supplemental financial measures and are not defined by GAAP. FFO and EBITDA, as calculated by us, may not be comparable to FFO and EBITDA reported by other companies that do not define FFO and EBITDA exactly as we define those terms. FFO and EBITDA do not represent cash generated from operating activities determined in accordance with GAAP and should not be considered as alternatives to operating income or net income determined in accordance with GAAP, as indicators of performance or as alternatives to cash flows from operating activities as indicators of liquidity.

See “Summary—Summary Pro Forma Financial Data of the OP” and “Selected Financial and Other Data” for further discussion of our use of FFO and EBITDA and reconciliations of those non-GAAP financial measures to the most comparable GAAP financial measure, net income (loss).

Our Portfolio

Following completion of the reorganization transactions, our initial portfolio will consist of 65 upscale and midscale without food and beverage hotels with a total of 6,533 guestrooms located in 19 states. Our initial hotels, with the exception of one independent hotel, will be operated under nationally recognized brands as shown below:

Franchisor/Brand	No. of Hotels	No. of Rooms

Marriott
Courtyard by Marriott	6	715
Residence Inn	4	411
Fairfield Inn	9	787
Fairfield Inn & Suites	1	80
SpringHill Suites	7	671
TownePlace Suites	1	90

	28	2,754

Hilton
Hampton Inn	8	821
Hampton Inn & Suites	3	390
Hilton Garden Inn	1	120

	12	1,331

InterContinental
Holiday Inn Express	2	182
Holiday Inn Express & Suites	4	365
Staybridge Suites	1	92

	7	639

Franchisor/Brand	No. of Hotels	No. of Rooms

Hyatt
Hyatt Place	4	556
Choice
Cambria Suites	4	485
Comfort Inn	3	201
Comfort Inn & Suites	1	111
Comfort Suites	3	199

	11	996

Starwood
Aloft	1	136
Carlson
Country Inn & Suites	1	64
Independent
Aspen Hotel & Suites	1	57

Total	65	6,533

Our initial portfolio consists of what we consider “seasoned” and “unseasoned” hotels. We view 46 of our hotels as seasoned based on their construction date. We consider 19 of our hotels to be unseasoned. Our unseasoned hotels were either built after January 1, 2007 or experienced a brand conversion since January 1, 2008. We believe our unseasoned hotels are in the early stages of stabilizing since their construction or brand conversion occurred during a dramatic economic slowdown. Most of our unseasoned hotels are newer, larger and are located in larger markets than those of our seasoned hotels and operate under premium franchise brands. As a result, we believe our unseasoned hotels are particularly well-positioned to generate RevPAR growth for our portfolio as economic conditions improve.

Our unseasoned hotels that experienced a brand conversion have undergone approximately $12.3 million of renovations and other capital improvements since January 1, 2008.

The following table sets forth various statistical and operating information related to our seasoned hotel portfolio (dollars in thousands, except ADR and RevPAR):

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

Number of hotels at end of period	46	46	46	45	45
Average number of rooms	4,179	4,174	4,173	4,093	4,012
Undepreciated (gross) book value at end of period	$284,235	$283,678	$283,985	$276,148	$268,974
Revenues	$43,708	$45,471	$87,542	$105,542	$103,871
Occupancy	65.1%	66.3%	64.8%	69.5%	70.0%
ADR	$87.70	$89.49	$87.42	$100.29	$99.78
RevPAR	$57.08	$59.31	$56.63	$69.70	$69.80

The following table sets forth various statistical and operating information related to our unseasoned hotel portfolio (dollars in thousands, except ADR and RevPAR):

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

Number of hotels at end of period	19	14	19	14	11
Average number of rooms	2,360	1,620	2,360	1,324	625
Undepreciated (gross) book value at end of period	$266,021	$169,892	$265,333	$163,232	$125,529
Revenues	$23,504	$15,123	$33,658	$29,565	$10,018
Occupancy	61.8%	56.5%	55.3%	55.3%	49.2%
ADR	$86.44	$88.56	$87.58	$107.37	$87.58
RevPAR	$53.43	$50.01	$48.47	$59.33	$43.09

Results of Operations of Summit REIT and the OP

We have not presented historical financial information for Summit REIT or the OP because they have not had any activity since their formation other than, in the case of Summit REIT, the issuance of 1,000 shares of common stock to our Executive Chairman and, in the case of the OP the issuance of 1,000 OP units to Summit REIT, in connection with their initial capitalization and activity in connection with the reorganization transactions and, as a result, we believe that a discussion of the results of Summit REIT and the OP would not be meaningful. We have set forth below a discussion of the consolidated historical results of operations and financial position of our predecessor, Summit Hotel Properties, LLC, which is merging with and into the OP upon completion of the reorganization transactions. Following completion of the reorganization transactions, our predecessor’s historical consolidated financial statements will become our consolidated financial statements as our predecessor will be considered the acquirer in the merger for accounting purposes.

Results of Operations of Our Predecessor

Comparison of the Six Months Ended June 30, 2010 to the Six Months Ended June 30, 2009

Income from Operations. Income from operations increased by $2.3 million, or 46%, to $7.3 million for the six months ended June 30, 2010 from $5.0 million for the six months ended June 30, 2009. This increase was primarily due to the increased revenue from six new hotels opened in late 2009.

Revenues. The following table sets forth key operating metrics for our total portfolio, our seasoned hotel portfolio, our unseasoned hotel portfolio and our same-store portfolio for the six months ended June 30, 2010 and 2009 (dollars in thousands, except ADR and RevPAR):

	Six Months Ended June 30, 2010					Six Months Ended June 30, 2009
	Total	Total				Total	Total
	Revenues	Expenses	Occupancy	ADR	RevPAR	Revenues	Expenses	Occupancy	ADR	RevPAR

Total (65 and 61 hotels, respectively)(1)	$67,212	$59,896	63.9%	$87.26	$55.76	$61,561	$55,616	63.6%	$89.07	$56.62
Seasoned (46 hotels)(2)	$43,708	$34,499	65.1%	$87.70	$57.08	$45,471	$37,277	66.3%	$89.49	$59.31
Unseasoned (19 and 14 hotels, respectively)(2)	$23,504	$25,397	61.8%	$86.44	$53.43	$15,123	$18,339	56.5%	$88.56	$50.01
Same-store (60 hotels)(3)	$61,053	$52,198	64.7%	$88.00	$56.89	$60,594	$54,965	63.5%	$89.26	$56.71

(1)	Includes revenues from discontinued operations.
(2)	Excludes hotels that were reclassified to discontinued operations during either period.
(3)	Includes seasoned and unseasoned hotels that were owned during both periods presented for the full periods presented, but excludes hotels that were reclassified to discontinued operations during either period.

On a total portfolio basis, revenues increased by $5.6 million, or 9.1%, from $61.6 million for the six months ended June 30, 2009 to $67.2 million for the six months ended June 30, 2010. The increase was primarily due to the opening of six new hotels during the third and fourth quarters of 2009. As a result, we do not believe that a comparison of our total portfolio revenue for the periods presented is meaningful.

Seasoned hotel revenues decreased by $1.8 million, or 4.1%, to $43.7 million for the six months ended June 30, 2010 from $45.5 million for the six months ended June 30, 2009. The decrease in seasoned hotel revenue was primarily caused by a 3.8% decrease in seasoned hotel RevPAR. Seasoned hotel RevPAR decreased to $57.08 for the six months ended June 30, 2010 from $59.31 for the prior period as a result of adverse economic conditions, which caused lower occupancy and also caused us to lower room rates at our hotels in order to remain competitive in our markets.

Unseasoned hotel revenues increased by $8.4 million, or 55.6%, to $23.5 million for the six months ended June 30, 2010 from $15.1 million for the six months ended June 30, 2009. The increase in unseasoned hotel revenue was primarily due to revenues from the six new hotels opened during the third and fourth quarters of 2009.

In order to compare operating results of our total portfolio on a period-to-period basis, we also view our results on a same-store basis. Our same-store hotels include seasoned and unseasoned hotels that were owned throughout the comparable periods, but exclude hotels that were classified to discontinued operations during either period. We believe our same-store analysis enhances our understanding of our results by eliminating the effects of purchases and sales of hotels during comparable periods and focusing on the operating results of our core hotels. On a same-store basis, revenues increased by $0.4 million, or 0.6%, to $61.0 million for the six months ended June 30, 2010 from $60.6 million for the six months ended June 30, 2009.

Operating Expenses. Total operating expenses from continuing operations, excluding depreciation and amortization, increased by $2.2 million, or 5.0%, to $46.4 million for the six months ended June 30, 2010 from $44.2 million for the prior period as a result of operating expenses for the six new hotels opened in the third and fourth quarters of 2009. Of this increase, direct hotel operations expense increased by 12.2% to $23.0 million for the six months ended June 30, 2010 from $20.5 million for the prior period. The increased operating expenses were in direct relationship to the $5.6 million dollar increase in revenues from the six new hotels opened during the third and fourth quarters of 2009. Hotel renovations during early 2009 caused repairs and maintenance for the six-month period ended June 30, 2009 to be $1.6 million higher than repairs and maintenance in the first half of 2010.

Depreciation and Amortization. Total depreciation and amortization expense from continuing operations increased by $2.1 million, or 18.4%, from $11.4 million for the six months ended June 30, 2009 to $13.5 million for the six months ended June 30, 2010. This increase was primarily due to the six new hotels opened during the third and fourth quarters of 2009.

The following table details our hotel expenses for our seasoned hotel portfolio, our unseasoned hotel portfolio and our same-store portfolio for the six months ended June 30, 2010 and June 30, 2009 (dollars in thousands):

	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2009

Seasoned Hotel Expenses (46 hotels):
Direct hotel operations	$14,579	$14,847
Other hotel operating expenses	5,552	5,516
General, selling and administrative	7,733	8,158
Repairs and maintenance	1,379	2,404
Depreciation and amortization	5,256	6,352
Loss on impairment of assets	–	–

Total Expenses	$34,499	$37,277

Unseasoned Hotel Expenses (19 and 14 hotels, respectively):
Direct hotel operations	$8,447	$5,626
Other hotel operating expenses	3,625	2,635
General, selling and administrative	4,364	3,813
Repairs and maintenance	695	1,234
Depreciation and amortization	8,266	5,031
Loss on impairment of assets	–	–

Total Expenses	$25,397	$18,339

Same-Store Portfolio Expenses (60 hotels):
Direct hotel operations	$20,756	$20,615
Other hotel operating expenses	8,284	8,152
General, selling and administrative	10,914	11,177
Repairs and maintenance	1,930	3,638
Depreciation and amortization	10,314	11,383
Loss on impairment of assets	–	–

Total Expenses	$52,198	$54,965

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Income from Operations. Income from operations decreased by $20.7 million, or 98%, to $0.5 million for the year ended December 31, 2009 from $21.2 million for the year ended December 31, 2008. This decrease was primarily the result of a $13.9 million decrease in revenues as well as an impairment loss of $7.5 million recognized for the year ended December 31, 2009.

Revenues. The following table sets forth key operating metrics for our total portfolio, our seasoned portfolio, our unseasoned portfolio and our same-store portfolio for the year ended December 31, 2009 and the year ended December 31, 2008 (dollars in thousands, except ADR and RevPAR):

	Year Ended December 31, 2009					Year Ended December 31, 2008
	Total	Total				Total	Total
	Revenues	Expenses	Occupancy	ADR	RevPAR	Revenues	Expenses	Occupancy	ADR	RevPAR

Total (65 and 62 hotels, respectively)(1)	$122,333	$120,704	61.9%	$87.40	$54.12	$141,933	$113,876	66.2%	$100.95	$66.78
Seasoned (46 and 45 hotels, respectively)(2)	$87,542	$73,553	64.8%	$87.42	$56.63	$105,542	$79,540	69.5%	$100.29	$69.70
Unseasoned (19 and 14 hotels, respectively)(2)	$33,657	$47,151	55.3%	$87.58	$48.47	$29,565	$34,336	55.3%	$107.37	$59.33
Same-store (57 hotels)(3)	$112,129	$99,020	63.7%	$88.13	$56.13	$134,934	$110,898	66.3%	$101.82	$67.47

(1)	Includes revenues from discontinued operations.
(2)	Excludes hotels that were reclassified to discontinued operations during either period.
(3)	Includes seasoned and unseasoned hotels that were owned during both periods presented for the full periods presented, but excludes hotels that were reclassified to discontinued operations during either period.

Total revenues decreased by $19.6 million, or 13.8%, to $122.3 million for the year ended December 31, 2009 from $141.9 million for the year ended December 31, 2008. The decrease was primarily due to continuing unfavorable economic conditions affecting our markets and included a $5.7 million decrease in revenues as a result of the sale of seven hotels (discontinued operations) during 2008 and 2009 offset by increases in revenues from nine new hotels opened during 2008 and 2009.

Seasoned hotel revenues decreased by $18.0 million, or 17.1%, to $87.5 million for the year ended December 31, 2009 from $105.5 million for the year ended December 31, 2008. The decrease in seasoned hotel revenue was primarily caused by a 18.8% decrease in seasoned hotel RevPAR. Seasoned hotel RevPAR decreased to $56.63 for the year ended December 31, 2009 from $69.70 for the prior year as a result of adverse economic conditions, which caused lower occupancy and also caused us to lower room rates at our hotels in order to remain competitive in our markets.

Unseasoned hotel revenues increased by $4.1 million, or 13.8%, to $33.7 million for the year ended December 31, 2009 from $29.6 million for the year ended December 31, 2008. The increase in unseasoned hotel revenue was primarily due to revenues from nine new hotels opened during 2008 and 2009.

On a same-store basis, revenues decreased by $22.8 million, or 16.9%, to $112.1 million for the year ended December 31, 2009 from $134.9 million for the year ended December 31, 2008. The decrease in same-store revenue was primarily caused by a 16.8% decrease in same-store RevPAR. Same-store RevPAR decreased to $56.13 for the year ended December 31, 2009 from $67.47 for the prior period as a result of adverse economic conditions, which caused lower occupancy and also caused us to lower room rates at our hotels in order to remain competitive in our markets.

Operating Expenses. Total operating expenses from continuing operations, excluding depreciation and amortization and impairment losses, decreased $2.3 million, or 2.5%, to $89.2 million for the year ended December 31, 2009 from $91.5 million for the year ended December 31, 2008. Repairs and maintenance expenses decreased $1.8 million, or 23.2%, to $6.2 million for the year ended December 31, 2009 from $8.0 million for the year ended December 31, 2008. The decrease was primarily due to fewer renovations being performed during 2009 than in 2008 at our hotels. The decrease in total expenses of 2.6% was not as significant as the decrease in total revenues of 13.8% due to the increased operating expenses related to opening of new hotels. Typically, operating profit margin is not significant for newly opened hotels until they become established in the market.

Depreciation and Amortization. On a total portfolio basis, depreciation and amortization expense from continuing operations increased by $1.7 million, or 7.6%, to $24.0 million for the year ended December 31, 2009 from $22.3 million for the year ended December 31, 2008. The increase was primarily due to the nine hotels opened in 2008 and 2009.

Impairment Losses. During the year ended December 31, 2009, our predecessor determined that six parcels of undeveloped land were impaired due to the fact that their aggregate historical carrying value exceeded their aggregate fair value. As a result, our predecessor recorded a $6.3 million non-cash impairment charge for the year ended December 31, 2009. Our predecessor also determined that the Courtyard by Marriott located in Memphis, Tennessee was impaired due to the fact that its historical carrying value was higher than the hotel’s fair value. This determination was made based on recent economic distress on this particular hotel and market. Accordingly, our predecessor recorded a $1.2 million non-cash impairment charge in 2009. Our predecessor did not record any impairment charges during the year ended December 31, 2008.

The following table details our hotel expenses for our seasoned portfolio, our unseasoned portfolio and our same-store portfolio for years ended December 31, 2009 and December 31, 2008 (dollars in thousands):

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

Seasoned Hotel Expenses (46 and 45 hotels, respectively):
Direct hotel operations	$29,272	$32,182
Other hotel operating expenses	11,205	11,002
General, selling and administrative	15,870	19,091
Repairs and maintenance	4,083	4,342
Depreciation and amortization	11,950	12,923
Loss on impairment of assets	1,173	–

Total Expenses	$73,553	$79,540

Unseasoned Hotel Expenses (19 and 14 hotels, respectively):
Direct hotel operations	$12,799	$10,199
Other hotel operating expenses	5,782	4,184
General, selling and administrative	8,147	6,902
Repairs and maintenance	2,069	3,667
Depreciation and amortization	12,021	9,384
Loss on impairment of assets	6,333	–

Total Expenses	$47,151	$34,336

Same-Store Portfolio Expenses (57 hotels):
Direct hotel operations	$37,867	$42,136
Other hotel operating expenses	15,359	15,132
General, selling and administrative	20,414	24,328
Repairs and maintenance	4,849	7,970
Depreciation and amortization	19,358	21,332
Loss on impairment of assets	1,173	–

Total Expenses	$99,020	$110,898

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Income from Operations. Our predecessor’s income from operations increased by $2.9 million, or 15.8%, to $21.2 million for the year ended December 31, 2008 from $18.3 million for the year ended December 31, 2007. The increase was primarily due to a 5% increase in ADR from $96.20 for the year ended December 31, 2007 to $100.95 for the year ended December 31, 2008.

Revenues. The following table sets forth key operating metrics for our total portfolio, our seasoned portfolio, our unseasoned portfolio and our same-store portfolio for the year ended December 31, 2008 and the year ended December 31, 2007 (dollars in thousands, except ADR and RevPAR):

	Year Ended December 31, 2008					Year Ended December 31, 2007
	Total	Total				Total	Total
	Revenues	Expenses	Occupancy	ADR	RevPAR	Revenues	Expenses	Occupancy	ADR	RevPAR

Total (62 and 64 hotels, respectively)(1)	$141,933	$113,876	66.2%	$100.95	$66.78	$134,748	$95,551	66.9%	$96.20	$64.37
Seasoned (45 hotels)(2)	$105,542	$79,540	69.5%	$100.29	$69.70	$103,871	$80,049	70.0%	$99.78	$69.80
Unseasoned (14 and 11 hotels, respectively)(2)	$29,565	$34,336	55.3%	$107.37	$59.33	$10,018	$15,502	49.2%	$87.58	$43.09
Same-store (47 hotels)(3)	$107,840	$81,889	68.7%	$100.69	$69.20	$107,819	$86,105	69.8%	$99.08	$69.18

(1)	Includes revenues from discontinued operations.

(2)	Excludes hotels that were reclassified to discontinued operations during either period.
(3)	Includes seasoned and unseasoned hotels that were owned during both periods presented for the full periods presented, but excludes hotels that were reclassified to discontinued operations during either period.

Total revenues increased by $7.2 million, or 5.3%, to $141.9 million for the year ended December 31, 2008 from $134.7 million for the year ended December 31, 2007, reflecting the addition of 13 new hotels opened in 2007 and 2008 which more than offset the decline in revenues from the sale of 11 hotels in 2007 and 2008. The increase also reflected a 5% increase in ADR from $96.20 in 2007 to $100.95 in 2008 and the addition of 13 new hotels in 2007 and 2008.

Seasoned hotel revenues increased by $1.7 million, or 1.6%, to $105.5 million for the year ended December 31, 2008 from $103.9 million for the year ended December 31, 2007. The increase in seasoned hotel revenue was primarily caused by a 0.5% increase in seasoned hotel ADR. Seasoned hotel ADR increased to $100.29 for the year ended December 31, 2008 from $99.78 for the prior period.

Unseasoned hotel revenues increased by $19.5 million, or 195%, to $29.6 million for the year ended December 31, 2008 from $10.0 million for the year ended December 31, 2007. The increase in unseasoned hotel revenue was primarily due to 13 new hotels opened during 2007 and 2008.

On a same-store basis, revenues remained steady at $107.8 million for the years ended December 31, 2008 and 2007.

Operating Expenses. Total operating expenses from continuing operations, excluding depreciation and amortization, increased $12.2 million, or 15.4%, to $91.6 million for the year ended December 31, 2008 from $79.4 million for the year ended December 31, 2007. The increase was primarily due to increased franchise fees and direct hotel operations expense, including room expenses. Direct hotel operations expense increased by $7.4 million, or 21.1%, to $42.4 million for the year ended December 31, 2008 from $35.0 million for the year ended December 31, 2007. The increase was primarily due to 13 additional hotels opened in 2007 and 2008. For the year ended December 31, 2008, our predecessor made $8.0 million of capital improvements compared to $10.4 million in the prior year. Total expenses, excluding depreciation and repairs and maintenance, remained relatively flat as a percentage of revenue at 61.8% for 2008 and 60.6% for 2007.

Depreciation and Amortization. Depreciation and amortization expense from continuing operations increased by $6.2 million, or 38.2%, to $22.3 million for the year ended December 31, 2008 from $16.1 million for the year ended December 31, 2007. The increase in depreciation and amortization was primarily due to 13 new hotels opened in 2007 and 2008.

The following table details our hotel expenses for our seasoned portfolio, our unseasoned portfolio and our same-store portfolio for years ended December 31, 2008 and December 31, 2007 (dollars in thousands):

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

Seasoned Hotel Expenses (45 hotels):
Direct hotel operations	$32,182	$30,655
Other hotel operating expenses	11,002	10,159
General, selling and administrative	19,091	18,389
Repairs and maintenance	4,342	7,978
Depreciation and amortization	12,923	12,868
Loss on impairment of assets	–	–

Total Expenses	$79,540	$80,049

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

Unseasoned Hotel Expenses (14 and 11 hotels, respectively):
Direct hotel operations	$10,199	$4,366
Other hotel operating expenses	4,184	1,821
General, selling and administrative	6,902	3,620
Repairs and maintenance	3,667	2,427
Depreciation and amortization	9,384	3,268
Loss on impairment of assets	–	–

Total Expenses	$34,336	$15,502

Same-Store Portfolio Expenses (47 hotels):
Direct hotel operations	$33,066	$32,120
Other hotel operating expenses	11,327	10,701
General, selling and administrative	19,597	19,059
Repairs and maintenance	4,654	9,814
Depreciation and amortization	13,245	14,411
Loss on impairment of assets	–	–

Total Expenses	$81,889	$86,105

Liquidity and Capital Resources

Our short-term liquidity requirements will consist primarily of operating expenses and other expenditures directly associated with our hotel properties, including recurring maintenance and capital expenditures necessary to maintain our hotel properties in accordance with brand standards, capital expenditures to improve our hotel properties, interest expense and scheduled principal payments on outstanding indebtedness and distributions to our stockholders.

In connection with the reorganization, the LLC entered into a merger agreement with the OP that requires the LLC to, among other things, pay accrued and unpaid priority returns on its Class A and Class A-1 membership interests through August 31, 2010, and through the closing date of the IPO subject to the availability of cash and certain other limitations. Through August 31, 2010, the aggregate amount of accrued and unpaid priority returns on its Class A and Class A-1 membership interests was approximately $8.3 million. Based on our current estimates of future cash flows, the LLC may not have any cash available to pay priority returns that accrue after August 31, 2010. Payment of these returns will reduce the LLC’s available cash upon completion of the IPO.

We expect to satisfy these short-term liquidity requirements through working capital, cash provided by operations and short-term borrowings under a credit facility that we intend to enter into following completion of this offering. After giving effect to the reorganization transactions, we believe that our working capital and cash provided by operations will be sufficient to meet our ongoing short-term liquidity requirements for at least the next 12 months.

Our long-term liquidity requirements consist primarily of the costs of acquiring additional hotel properties, renovations, and other non-recurring capital expenditures that need to be made periodically with respect to our hotel properties and scheduled debt payments. We will seek to satisfy these long-term liquidity requirements through various sources of capital, including working capital, cash provided by operations, long-term hotel mortgage indebtedness and other borrowings, including borrowings under a credit facility that we intend to enter into following completion of this offering. In addition, we may seek to raise capital through public or private offerings of our equity or debt securities. However, certain factors may have a material adverse effect on our ability to access these capital sources, including our degree of leverage, the value of our unencumbered hotel properties and borrowing restrictions imposed by lenders. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but financing may not be consistently available to us on terms that are attractive, or at all.

To satisfy the requirements for qualification as a REIT, Summit REIT must meet a number of organizational and operational requirements, including a requirement that Summit REIT distributes annually at least 90% of its REIT taxable income to its stockholders, determined without regard to the deduction for dividends paid and excluding any net capital gain. Therefore, once the total net proceeds of this offering have been invested, we will need to raise additional capital in order to grow our business and invest in additional hotel properties. However, there is no assurance that we will be able to borrow funds or raise additional equity capital on terms acceptable to us, if at all. We anticipate that any debt we incur in the future will include restrictions (including lockbox and cash management provisions) that under certain circumstances will limit or prohibit our operating partnership and its subsidiaries from making distributions or paying dividends, repaying loans or transferring assets. For additional information regarding our distribution policies and requirements, see “Distribution Policy.”

Pro Forma Indebtedness

Upon completion of this offering and the application of the net proceeds of the IPO to repay up to approximately $225.2 million of outstanding debt, we will have approximately $199.4 million in outstanding indebtedness and 33 hotels unencumbered by mortgage debt, including 25 hotels with 2,330 rooms operating under brands owned by Marriott, Hilton, InterContinental or Hyatt, available as collateral for potential future loans. We intend to enter into a credit facility to fund future acquisitions, as well as for property redevelopments and working capital requirements. We may not succeed in obtaining a credit facility on favorable terms or at all and we cannot predict the size or terms of the credit facility if we are able to obtain it. Our failure to obtain a credit facility could adversely affect our ability to grow our business and meet our obligations as they come due.

On a pro forma basis as of June 30, 2010, after application of a portion of the net proceeds from the IPO to repay outstanding indebtedness, we expect to have approximately $199.4 million of outstanding mortgage indebtedness. The following table sets forth on a pro forma basis as of June 30, 2010, our pro forma mortgage debt obligations that will remain outstanding following the application of the net proceeds from this offering:

		Outstanding
		Principal	Interest Rate
		Balance as of	as of	Amortization	Maturity
Lender	Collateral	June 30, 2010	June 30, 2010(1)	(years)	Date

Bank of the Cascades	Residence Inn, Portland, OR	$12,623,347	Prime rate, subject to a floor of 6.00%	25	09/30/11
ING Investment Management(2)	Fairfield Inn & Suites, Germantown, TN Residence Inn, Germantown, TN Holiday Inn Express, Boise, ID Courtyard by Marriott, Memphis, TN Hampton Inn & Suites, El Paso, TX Hampton Inn, Ft. Smith, AR	29,503,380	5.60%	20	07/01/25
MetaBank	Cambria Suites, Boise, ID SpringHill Suites, Lithia Springs, GA	7,394,601	Prime rate, subject to a floor of 5.00%	20	03/01/12
Chambers Bank	Aspen Hotel & Suites, Ft. Smith, AR	1,635,562	6.50%	20	06/24/12
Bank of the Ozarks(3)	Hyatt Place, Portland, OR	6,444,447	90-day LIBOR + 4.00%, subject to a floor of 6.75%	25	06/29/12
ING Investment Management(4)(10)	Hilton Garden Inn, Ft. Collins, CO	8,011,330	6.34%	20	07/01/12
ING Investment Management(4)(11)	Comfort Inn, Ft. Smith, AR Holiday Inn Express, Sandy, UT Fairfield Inn, Lewisville, TX Hampton Inn, Denver, CO Holiday Inn Express, Vernon Hills, IL Hampton Inn, Fort Wayne, IN Courtyard by Marriott, Missoula, MT Comfort Inn, Missoula, MT	$29,877,346	6.10%	20	07/01/12
BNC National Bank(13)	Hampton Inn & Suites, Ft. Worth, TX	5,816,226	5.01%	20	11/01/13
First National Bank of Omaha(5)	Courtyard by Marriott, Germantown, TN Courtyard by Marriott, Jackson, MS Hyatt Place, Atlanta, GA	24,475,345	90-day LIBOR + 4.00%, subject to a floor of 5.25%	20	07/01/13
ING Investment Management(6)(12)	Residence Inn, Jackson, MS	6,325,705	6.61%	20	11/01/28
General Electric Capital Corp.(7)(14)	Cambria Suites, San Antonio, TX	11,345,055	90-day LIBOR + 2.55%	25	04/01/14

		Outstanding
		Principal	Interest Rate
		Balance as of	as of	Amortization	Maturity
Lender	Collateral	June 30, 2010	June 30, 2010(1)	(years)	Date

National Western Life Insurance(8)	Courtyard by Marriott, Scottsdale, AZ SpringHill Suites, Scottsdale, AZ	13,835,711	8.00%	17	01/01/15
BNC National Bank(13)	Holiday Inn Express & Suites, Twin Falls, ID	5,814,136	Prime rate – 0.25%	20	04/01/16
Compass Bank	Courtyard by Marriott, Flagstaff, AZ	16,225,346	Prime rate -- 0.25%, subject to a floor of 4.50%	20	05/17/18
General Electric Capital Corp.(14)	SpringHill Suites, Denver, CO	8,903,246	90-day LIBOR + 1.75%	20	04/01/18
General Electric Capital Corp.(9)(14)	Cambria Suites, Baton Rouge, LA	11,209,795	90-day LIBOR + 1.80%	25	03/01/19

Total		$199,440,578

(1)	As of June 30, 2010, the Prime rate was 3.25% and the 90-day LIBOR rate was 0.53%.

(2)	The lender has the right to call the loan, which is secured by multiple hotel properties, at January 1, 2012, January 1, 2017 and January 1, 2022. At January 1, 2012, the loan begins to amortize according to a 19.5 year amortization schedule. If this loan is repaid prior to maturity, there is a prepayment penalty equal to the greater of (i) 1% of the principal being repaid and the (ii) the yield maintenance premium. There is no prepayment penalty if the loan is prepaid 60 days prior to any call date.

(3)	The maturity date may be extended to June 20, 2014 based on the exercise of two, one-year extension options, subject to the satisfaction of certain conditions. If this loan is repaid prior to June 29, 2011, there is a prepayment penalty equal to 1% of the principal being repaid.

(4)	If this loan is repaid prior to maturity, there is a prepayment penalty equal to the greater of (i) 1% of the principal being repaid and the (ii) the yield maintenance premium.

(5)	Evidenced by three promissory notes, the loan secured by the Hyatt Place located in Atlanta, Georgia has a maturity date of February 1, 2014. The three promissory notes are cross-defaulted and cross-collateralized.

(6)	The lender has the right to call the loan at November 1, 2013, 2018 and 2023. If this loan is repaid prior to maturity, there is a prepayment penalty equal to the greater of (i) 1% of the principal being repaid and the (ii) the yield maintenance premium. There is no prepayment penalty if the loan is prepaid 60 days prior to any call date.

(7)	If this loan is repaid prior to April 1, 2011, there is a prepayment penalty equal to 0.75% of the principal being repaid. After this date, there is no prepayment penalty. A portion of the loan can be prepaid without penalty at any time to bring the loan-to-value ratio to no less than 65%.

(8)	On December 8, 2009, we entered into two cross-collateralized and cross-defaulted mortgage loans with National Western Life Insurance in the amounts of $8,650,000 and $5,350,000 to refinance the JP Morgan debt on the two Scottsdale, AZ hotels. Prior to February 1, 2011, these loans cannot be prepaid. If these loans are prepaid, there is a prepayment penalty ranging from 5% to 1% of the principal being prepaid. A one-time, ten-year extension of the maturity date is permitted, subject to the satisfaction of certain conditions.

(9)	If this loan is repaid prior to February 27, 2011, there is a prepayment penalty equal to 0.75% of the principal being repaid. After this date, and until July 1, 2011, there is no prepayment penalty. A portion of the loan can be prepaid without penalty at any time to bring the loan-to-value ratio to no less than 65%.

(10)	This loan is cross-collateralized with the ING Investment Management loan secured by the following hotel properties: Comfort Inn, Ft. Smith, AR; Holiday Inn Express, Sandy, UT; Fairfield Inn, Lewisville, TX; Hampton Inn, Denver, CO; Holiday Inn Express, Vernon Hills, IL; Hampton Inn, Fort Wayne, IN; Courtyard by Marriott, Missoula, MT; Comfort Inn, Missoula, MT.

(11)	This loan is secured by multiple hotel properties.

(12)	This loan is cross-collateralized with the ING Investment Management loan secured by the following hotel properties: Fairfield Inn & Suites, Germantown, TN; Residence Inn, Germantown, TN; Holiday Inn Express, Boise, ID; Courtyard by Marriott, Memphis, TN; Hampton Inn & Suites, El Paso, TX; Hampton Inn, Ft. Smith, AR.

(13)	The two BNC loans are cross-defaulted.

(14)	The three General Electric Capital Corp. loans are cross-defaulted. Effective July 1, 2011, the interest rate on all three loans will increase to 90-day LIBOR + 4.00%. Effective August 1, 2011, all three loans will be subject to a prepayment penalty equal to 2% of the principal repaid prior to August 1, 2012, 1% of the principal repaid prior to August 1, 2013, and 0% thereafter.

The yield maintenance premium under each of the ING Investment Management loans described in the table above is calculated as follows: (A) if the entire amount of the loan is being prepaid, the yield maintenance premium is equal to the sum of (i) the present value of the scheduled monthly installments from the date of prepayment to the maturity date, and (ii) the present value of the amount of principal and interest due on the maturity date (assuming all scheduled monthly installments due prior to the maturity date were made when due), less (iii) the outstanding principal balance as of the date of prepayment; and (B) if only a portion of the loan is being prepaid, the yield maintenance premium is equal to the sum of (i) the present value of the scheduled monthly installments on the pro rata portion of the loan being prepaid, or the release price, from the date of prepayment to the maturity date, and (ii) the present value of the pro rata amount of principal and interest due on the release price due on the maturity date (assuming all scheduled monthly installments due prior to the maturity date were made when due), less (iii) the outstanding amortized principal allocation, as defined in the loan agreement, as of the date of prepayment.

We believe that we will have adequate liquidity to meet requirements for scheduled maturities. However, we can provide no assurances that we will be able to refinance our indebtedness as it becomes due and, if refinanced, whether such refinancing will be available on favorable terms.

Capital Expenditures and Reserve Funds

We have budgeted approximately $30.0 million for capital improvements to be made to the hotels in our initial portfolio in 2011. Of this amount, approximately $10.0 million is expected to be funded from the net proceeds of this offering, with the remaining approximately $20.0 million expected to be funded from operating cash flows or from other potential sources of capital, including our anticipated credit facility.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

The following table outlines the timing of payment requirements related to our long-term debt obligations and other contractual obligations as of June 30, 2010 (dollars in millions).

	Payments Due By Periods
		Less than	One to Three	Four to Five	More than
	Total	One Year	Years	Years	Five Years

Long-term debt obligations(1)	$432.4	$138.8	$236.4	$20.7	$36.5
Operating lease obligations	8.2	0.2	0.5	0.5	7.0

Total	$440.6	$139.0	$236.90	$21.2	$43.5

(1)	The amounts shown include amortization of principal on our fixed-rate and variable-rate obligations, debt maturities on our fixed-rate and variable-rate obligations and estimated interest payments of our fixed-rate obligations. Interest payments have been included based on the weighted-average interest rate.

The following table outlines the timing of payment requirements related to our long-term debt obligations and other contractual obligations as of December 31, 2009 on a pro forma basis, after application of the net proceeds from the IPO (dollars in millions).

	Pro Forma
	Payments Due By Periods
		Less than	One to Three	Four to Five	More than
	Total	One Year	Years	Years	Five Years

Long-term debt obligations(1)	$227.1	$9.2	$140.2	$35.6	$42.1
Operating lease obligations	8.2	0.2	0.5	0.5	7.0

Total	$235.3	$9.4	$140.7	$36.1	$49.1

(1)	The amounts shown include amortization of principal on our fixed-rate and variable-rate obligations, debt maturities on our fixed-rate and variable-rate obligations and estimated interest payments of our fixed-rate obligations. Interest payments have been included based on the weighted-average interest rate.

Qualitative and Quantitative Effects of Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk to which we are currently exposed, and to which we expect to be exposed in the future, is interest rate risk. Our primary interest rate exposures are to the 30-day LIBOR rate, the 90-day LIBOR rate and the Prime rate. We primarily use fixed interest rate financing to manage our exposure to fluctuations in interest rates. We do not use any hedge or other instruments to manage interest rate risk.

As of June 30, 2010, approximately 47.6% of our pro forma debt carried fixed interest rates and 52.4% carried variable interest rates. As of June 30, 2010, our fixed interest rate pro forma debt totaled $95.0 million. Our variable interest rate pro forma debt totaled $104.4 million as of June 30, 2010. Assuming no increase in the amount of our variable rate pro forma debt, if the interest rates on our variable rate pro forma debt were to increase by 1.0%, our cash flow would decrease by approximately $1.0 million per year.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures may limit the ability of our management companies to raise room rates.

Seasonality

Due to our portfolio’s geographic diversification, our revenues do not experience significant seasonality. For the year ended December 31, 2009, our predecessor received 24.2% of its total revenues in the first quarter, 25.8% in the second quarter, 26.6% in the third quarter and 23.4% in the fourth quarter. For the year ended December 31, 2008, our predecessor received 24.0% of its total revenues in the first quarter, 26.3% in the second quarter, 28.1% in the third quarter and 21.6% in the fourth quarter.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We evaluate our estimates and judgments, including those related to the impairment of long-lived assets, on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances. All of our predecessor’s significant accounting policies are disclosed in the notes to its consolidated financial statements. The following represent certain critical accounting policies that will require our management to exercise their business judgment or make significant estimates:

Principles of Consolidation and Basis of Presentation. Our consolidated financial statements will include our accounts, the accounts of our wholly owned subsidiaries or subsidiaries for which we have a controlling interest, the accounts of variable interest entities in which we are the primary beneficiary, and the accounts of other subsidiaries over which we have a controlling interest. All material inter-company transactions, balances and profits will be eliminated in consolidation. The determination of whether we are the primary beneficiary is based on a combination of qualitative and quantitative factors which require management in some cases to estimate future cash flows or likely courses of action.

Hotels—Acquisitions. Upon acquisition, we allocate the purchase price based on the fair value of the acquired land, building, furniture, fixtures and equipment, goodwill, other assets and assumed liabilities. We determine the acquisition-date fair values of all assets and assumed liabilities using methods similar to those used by independent appraisers, for example, using a discounted cash flow analysis, and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. Acquisition costs are expensed as incurred. Changes in estimates and judgments related to the allocation of the purchase price could result in adjustments to real estate or intangible assets, which can impact depreciation and/or amortization expense and our results of operations.

Depreciation and Amortization of Hotels. Hotels are carried at cost and depreciated using the straight-line method over an estimated useful life of 27 to 40 years for buildings and two to 15 years for furniture, fixtures and equipment. We are required to make subjective assessments as to the useful lives and classification of our properties for purposes of determining the amount of depreciation expense to reflect each year with respect to the assets. While management believes its estimates are reasonable, a change in the estimated useful lives could affect the results of operations.

Impairment of Hotels. We monitor events and changes in circumstances for indicators that the carrying value of a hotel and related assets may be impaired. Factors that could trigger an impairment analysis include, among others: (1) significant underperformance relative to historical or projected operating results, (2) significant changes in the manner of use of a hotel or the strategy of our overall business, (3) a significant increase in competition, (4) a significant adverse change in legal factors or regulations or (5) significant negative industry or economic trends. When such factors are identified, we will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment is made to the carrying value of the hotel to reflect the hotel at fair value. These assessments may impact the results of our operations.

Revenue Recognition. Revenue is recognized when rooms are occupied and services have been rendered. These revenue sources are affected by conditions impacting the travel and hospitality industry as well as competition from other hotels and businesses in similar markets.

Stock-Based Compensation.  We have adopted the 2010 Equity Incentive Plan, which provides for the grants of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other stock-based awards, or any combination of the foregoing. Equity-based compensation will be recognized as an expense in the financial statements over the vesting period and measured at the fair value of the award on the date of grant. The amount of the expense may be subject to adjustment in future periods depending on the specific characteristics of the equity-based award and the application of accounting guidance.

Income Taxes. Summit REIT intends to elect to be taxed as a REIT under the Code and intends to operate as such beginning with its short taxable year ending December 31, 2010. To qualify as a REIT, Summit REIT must meet certain organizational and operational requirements, including a requirement to distribute annually to its stockholders at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, which does not necessarily equal net income as calculated in accordance with GAAP. As a REIT, Summit REIT generally will not be subject to federal income tax (other than taxes paid by our TRSs) to the extent it currently distributes 100% of its REIT taxable income to its stockholders. If Summit REIT fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for the four taxable years following the year during which qualification is lost unless we satisfy certain relief provisions. Such an event could materially adversely affect its net income and net cash available for distribution to Summit REIT’s stockholders and the OP’s unitholders. However, Summit REIT intends to be organized and operate in such a manner as to qualify for treatment as a REIT.

Deferred Tax Assets and Liabilities. We will account for federal and state income taxes with respect to our TRSs using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements’ carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event that these assumptions change, the deferred taxes may change.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued an update (ASU No. 2010-06) to Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to improve disclosure requirements regarding transfers, classes of assets and liabilities, and inputs and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009. Our predecessor adopted this ASC update on January 1, 2010, and it had no material impact on our predecessor’s consolidated financial statements.

In February 2010, the FASB issued an update (ASU No. 2010-09) to ASC 855, Subsequent Events, by removing the requirement for an SEC filer to disclose the date through which that filer had evaluated subsequent events. Our predecessor has adopted this change and therefore has removed the related disclosure from the “Basis of Presentation.”

Certain provisions of ASU No. 2010-06 to ASC 820, Fair Value Measurements and Disclosures, related to separate line items for all purchases, sales, issuances and settlements of financial instruments valued using Level 3 are effective for fiscal years beginning after December 15, 2010. We do not believe that this adoption will have a material impact on our financial statements or disclosures.

OUR BUSINESS AND PROPERTIES

Overview

We are a self-managed hotel investment company that was recently organized to continue and expand the existing hotel investment business of the LLC, a leading U.S. hotel owner. We will focus exclusively on acquiring, owning, renovating, repositioning and aggressively asset-managing and selling premium-branded limited-service and select-service hotels in the upscale and midscale without food and beverage segments of the U.S. lodging industry. Our strategy focuses on maximizing the cash flow of our portfolio through focused asset management, targeted capital investment and opportunistic acquisitions. Following completion of the reorganization transactions, our initial portfolio will consist of 65 hotels with a total of 6,533 guestrooms located in 19 states. Our initial portfolio consists of what we consider both “seasoned” and “unseasoned” hotels that are located in markets in which we have extensive experience and that exhibit multiple demand generators, such as business and corporate headquarters, retail centers, airports and tourist attractions. Based on total number of rooms, 48% of our portfolio is positioned in the top 50 metropolitan statistical areas, or MSAs, and 68% is located within the top 100 MSAs.

Entities controlled by our Executive Chairman, Mr. Boekelheide, have been in the business of acquiring, developing, financing, operating and selling hotels since 1991, have acquired a total of 93 hotels in transactions having an aggregate value of approximately $606.8 million, and have sold, transferred or otherwise disposed of a total of 27 hotels in transactions having an aggregate value of approximately $104.6 million.

The majority of our hotels operate under premium franchise brands owned by Marriott International, Inc. (Courtyard by Marriott, Residence Inn, SpringHill Suites, Fairfield Inn and TownePlace Suites), Hilton Worldwide (Hampton Inn, Hampton Inn & Suites and Hilton Garden Inn), InterContinental Hotels Group (Holiday Inn Express and Staybridge Suites) and an affiliate of Hyatt Hotels Corporation (Hyatt Place). Our franchise mix, by total number of rooms, consists of Marriott (2,754 rooms, or 42%), Hilton Worldwide (1,331 rooms, or 20%), InterContinental Hotels Group (639 rooms, or 10%), Hyatt Hotels and Resorts (556 rooms, or 9%) and others (1,253 rooms, or 19%). Smith Travel Research classifies 28 of our hotels within the “upscale” segment and 36 of our hotels within the “midscale without food and beverage” segment. We classify our one independent hotel as midscale without food and beverage.

We view 46 of our hotels as seasoned based on their construction date. We consider 19 of our hotels to be unseasoned. Our unseasoned hotels were either built after January 1, 2007 or experienced a brand conversion since January 1, 2008. We believe our unseasoned hotels are in the early stages of stabilizing since their construction or brand conversion occurred during a dramatic economic slowdown. Most of our unseasoned hotels are newer, larger and are located in larger markets than those of our seasoned portfolio and operate under leading premium franchise brands. As a result, we believe our unseasoned hotels are particularly well-positioned to generate RevPAR growth for our portfolio as economic conditions improve. The tables under “—Our Portfolio” below provide information regarding our initial portfolio according to our classification of seasoned and unseasoned.

Since January 1, 2007, we have made approximately $305.4 million of capital investments through strategic acquisitions and upgrades and improvements to our hotels to be well-positioned for improving general lodging fundamentals. Further, we expect to use up to approximately $10.0 million of the net proceeds of this offering to make additional capital improvements to hotels in our portfolio. We believe the U.S. economy has begun to recover from the recent economic recession and, as a result, lodging industry fundamentals will strengthen over the near-term. As a result, we believe our portfolio is well-positioned for significant internal growth in hotel operating revenues in this environment based on our mix of seasoned hotels and unseasoned hotels.

We intend to generate external growth through disciplined acquisitions of hotels. We believe we will be able to source a significant volume of opportunities through our management team’s extensive network of industry, corporate and institutional relationships, particularly due to the lack of available debt financing in the capital markets and the weakness experienced since mid-2008 in the lodging industry. Similarly, we believe some hotel owners will be unable or unwilling to make capital improvements required by franchisors and will ultimately sell their hotels. The total number of hotels in the upscale and midscale without food and beverage hotel segments, taken together, is more than six times larger than the total number of hotels in the luxury and upper upscale segments, providing a broad potential acquisition pool. We also believe that while other public REITs and well-capitalized institutional owners seek to acquire assets that fit our investment criteria, we will be the only publicly traded REIT focused solely on these segments on a national basis. A key aspect of our strategy is to identify and acquire undermanaged and underperforming hotels and use our expertise to renovate, rebrand and reposition the hotels to improve cash flows and long-term value. Going forward, we plan to focus on acquiring premium-branded limited-service and select-service hotels in the upscale and midscale without food and beverage segments of the lodging industry in both urban and suburban markets.

Summit REIT was organized as a Maryland corporation on June 30, 2010 and intends to elect to be taxed as a REIT for federal income tax purposes beginning with its short taxable year ending December 31, 2010. We will conduct substantially all of our business through the OP.

We have entered into a non-binding letter of intent to purchase a 216-room hotel located in downtown Minneapolis, Minnesota for a purchase price of $10.5 million. If we complete this acquisition, we expect to convert the brand of the hotel after completing significant capital improvements. We expect to complete the purchase in the first quarter of 2011. We have not entered into a definitive purchase agreement for acquisition of this hotel. We cannot assure you that we will be able to enter into a purchase agreement on favorable terms, or at all, or, if we enter into a definitive agreement, that we will complete this acquisition.

Our Competitive Strengths

•	High-Quality Portfolio of Hotels. Our initial portfolio is composed of 65 hotels with characteristics that we believe will provide a solid platform on which to deliver strong risk-adjusted returns to our stockholders. Our hotels are located in 19 states and have an average age of 10.3 years. No single hotel accounted for more than 3.6% of our predecessor’s hotel operating revenues for the 12-month period ended June 30, 2010, which we believe positions our portfolio to experience more consistent risk adjusted returns and lower volatility compared to owners with properties more highly concentrated in particular geographic regions. We believe all of our hotels are located in markets where there will be limited growth in lodging supply over the next several years. Additionally, in many of our markets, we own two or more hotels in close proximity to each other, which we believe allows our hotel managers to maintain rate integrity and maximize occupancy by referring travelers to our other hotels. Similarly, franchise areas of protection, which prohibit the opening of hotels with the same brand as one of our hotels within certain proximities of our hotels, provide barriers to entry in suburban markets where many of our hotels are located.

•	Seasoned Portfolio and Significant Upside Potential. Our initial portfolio is composed of 46 seasoned hotels with established track records and strong positions within their markets. We classify our other 19 hotels, which were either built after January 1, 2007 or experienced a brand conversion since January 1, 2008, as unseasoned. We believe that the market penetration of our unseasoned hotels is significantly less than that of our seasoned hotels due to the dramatic economic slowdown over the past two years that delayed these hotels from achieving anticipated growth rates and revenues. However, most of our unseasoned hotels operate under premium brands and are newer, larger and are located in larger markets than our seasoned hotels. As a result, we believe our unseasoned hotels can experience significant growth in RevPAR and profitability as the economy and industry fundamentals improve.

•	Experienced Executive Management Team With a Proven Track Record. Our management team, led by our Executive Chairman, Mr. Boekelheide, has extensive experience acquiring, developing, owning, operating, renovating, rebranding and financing hotel properties. Our Executive Chairman, Mr. Boekelheide, our President and Chief Executive Officer, Mr. Hansen, and our Executive Vice President and Chief Operating Officer, Mr. Aniszewski, have extensive experience in the hotel business and have worked together as a team for the last seven years on behalf of the LLC. Through this experience, our management team has developed strong execution capabilities as well as an extensive network of industry, corporate and institutional relationships, including relationships with the leading lodging franchisors in our targeted markets. We believe these relationships will provide insight and access to attractive investment opportunities and allow us to react to local market conditions by seeking the optimal franchise brand for the market in which each of our hotels is located.

•	Aggressive Asset Management and Experienced Asset Management Team. We will maintain a dedicated asset management team led by our Executive Vice President and Chief Operating Officer, Mr. Aniszewski, to analyze our portfolio as a whole and oversee our independent hotel managers. Our asset management team has managed hotel assets in every industry segment through multiple hotel business cycles. Our entire asset management team has worked together at The Summit Group for the last ten years, providing us expertise, operational stability and in-depth knowledge of our portfolio. Although we will not manage our hotels directly following this offering, we intend to structure our hotel management agreements to allow us to closely monitor the performance of our hotels. We will work proactively with our hotel managers to continue to drive operational performance by identifying and implementing strategies to optimize hotel profitability through revenue management strategies, budgeting, analyzing cost structure, market positioning, evaluating and making capital improvements and continually reviewing and refining our overall business strategy. We believe that by working with our hotel managers to implement sophisticated revenue management techniques we have the opportunity to enhance revenue performance for our hotels. Among other techniques, we initially will employ three full-time asset managers who will assist our hotel management companies to structure room rate plans and develop occupancy strategies to achieve optimum revenues.

•	Strategic Focus on Largest Segments of Lodging Industry. We believe Summit REIT will be the only publicly traded REIT that focuses exclusively on upscale hotels and midscale without food and beverage hotels on a national basis. According to Smith Travel Research, representative brands in these segments include Courtyard by Marriott, Hilton Garden Inn, Hyatt Place, Homewood Suites, Residence Inn, SpringHill Suites, Staybridge Suites, Fairfield Inn, Hampton Inn, Hampton Inn & Suites, Holiday Inn Express and TownePlace Suites. By number of rooms, 81% of our hotels operate under brands owned by Marriott, Hilton, Intercontinental or Hyatt. These brands are generally regarded as the premium global franchises in our segments. We believe that business and leisure travelers prefer the consistent service and quality associated with these premium brands, and that brand serves as a significant driver of demand for hotel rooms. As reported by Smith Travel Research in 2010, of the approximately 29,735 branded hotels in the United States, 13,066 hotels, or 43.9%, are within our target segments (upscale: 3,536 hotels; midscale without food and beverage: 9,530 hotels). The size of this market represents a potential acquisition pool significantly larger than the upper upscale (1,669 hotels, or 5.6%, of total branded hotels) or luxury (341 hotels, or 1.2%, of total branded hotels) segments. We believe the fragmented ownership of premium-branded limited-service and select-service hotels in the upscale and midscale without food and beverage segments, the size of the segments, our longstanding relationships with franchisors, the lack of well-capitalized competitors and our extensive experience and expertise provide us a distinct competitive advantage and a significant opportunity to profitably grow our company.

2010 U.S. Total “Branded” Hotel Assets

•	Growth-Oriented Capital Structure. Upon completion of the reorganization transactions, we expect to employ a prudent leverage structure that will provide us the ability to make strategic acquisitions as industry fundamentals and the lending environment improves. Upon completion of this offering and application of the net proceeds of the IPO to repay up to approximately $225.2 million of outstanding debt, we will have approximately $199.4 million in outstanding indebtedness and 33 hotels unencumbered by indebtedness, including 25 hotels with 2,330 rooms operating under premium brands owned by Marriott, Hilton, Intercontinental or Hyatt available to secure future loans. We believe our capital structure positions us well to capitalize on what we expect to be significant acquisition opportunities.

Our Portfolio

Following completion of the reorganization transactions, we will own 65 hotels with a total of 6,533 guestrooms located in 19 states. Our hotels operate under leading brands owned by Marriott International, Inc., Hilton Worldwide, InterContinental Hotels Group and Hyatt Hotels and Resorts. Except as described in the footnotes to the following table, we will own our hotels in fee simple. All financial and room information is for the 12-month period ended June 30, 2010. The following table provides certain operating information for each of the 65 hotels comprising our initial portfolio:

		Year of
		Opening		Twelve Months Ended
		or Brand	Number of	June 30, 2010
Franchise/Brand	Location	Conversion	Rooms	Occupancy(1)	ADR(2)	RevPAR(3)	Segment

Marriott
Courtyard by Marriott*	Flagstaff, AZ	2009	164	52.3%	$83.48	$43.69	Upscale
Courtyard by Marriott	Germantown, TN	2005	93	66.4	92.98	61.71	Upscale
Courtyard by Marriott	Jackson, MS	2005	117	67.2	93.69	62.94	Upscale
Courtyard by Marriott	Memphis, TN	2005	96	64.3	72.67	46.71	Upscale
Courtyard by Marriott	Missoula, MT	2005	92	62.5	101.98	63.71	Upscale
Courtyard by Marriott	Scottsdale, AZ	2003	153	60.5	97.91	59.22	Upscale
Fairfield Inn	Baton Rouge, LA	2004	79	59.3	82.08	48.65	Midscale w/o F&B
Fairfield Inn	Bellevue, WA	1997	144	59.7	100.50	60.01	Midscale w/o F&B
Fairfield Inn	Boise, ID	1995	63	58.2	69.76	40.59	Midscale w/o F&B
Fairfield Inn	Denver, CO	1997	161	68.6	84.73	58.13	Midscale w/o F&B
Fairfield Inn	Emporia, KS	1994	57	63.1	76.11	48.02	Midscale w/o F&B
Fairfield Inn	Lakewood, CO	1995	63	64.7	85.35	55.19	Midscale w/o F&B

		Year of
		Opening		Twelve Months Ended
		or Brand	Number of	June 30, 2010
Franchise/Brand	Location	Conversion	Rooms	Occupancy(1)	ADR(2)	RevPAR(3)	Segment

Fairfield Inn	Lewisville, TX	2000	71%	47.5%	$76.30	$36.25	Midscale w/o F&B
Fairfield Inn	Salina, KS	1994	63	66.4	69.77	46.36	Midscale w/o F&B
Fairfield Inn	Spokane, WA	1995	86	68.5	105.10	72.03	Midscale w/o F&B
Fairfield Inn & Suites	Germantown, TN	2005	80	55.1	74.62	41.14	Midscale w/o F&B
Residence Inn	Fort Wayne, IN	2006	109	66.6	94.36	62.84	Upscale
Residence Inn	Germantown, TN	2005	78	64.0	96.58	61.84	Upscale
Residence Inn*(4)	Portland, OR	2009	124	64.4	95.46	61.52	Upscale
Residence Inn*	Ridgeland, MS	2007	100	77.5	96.78	75.03	Upscale
SpringHill Suites	Baton Rouge, LA	2004	78	56.7	88.29	50.07	Upscale
SpringHill Suites*	Denver, CO	2007	124	63.9	93.81	59.95	Upscale
SpringHill Suites*	Flagstaff, AZ	2008	112	59.3	82.63	49.03	Upscale
SpringHill Suites	Lithia Springs, GA	2004	78	50.9	76.86	39.14	Upscale
SpringHill Suites	Little Rock, AR	2004	78	61.5	90.66	55.77	Upscale
SpringHill Suites	Nashville, TN	2004	78	67.0	96.38	64.60	Upscale
SpringHill Suites	Scottsdale, AZ	2003	123	56.3	91.08	51.29	Upscale
TownePlace Suites	Baton Rouge, LA	2004	90	70.9	76.94	54.57	Midscale w/o F&B

Subtotal/Weighted Average			2,754	62.3%	$88.59	$55.40

Hilton
Hampton Inn	Denver, CO	2003	149	44.4%	$83.33	$37.04	Midscale w/o F&B
Hampton Inn	Fort Collins, CO	1996	75	58.6	82.00	48.01	Midscale w/o F&B
Hampton Inn(4)	Fort Smith, AR	2005	178	59.9	97.20	58.27	Midscale w/o F&B
Hampton Inn	Fort Wayne, IN	2006	119	61.6	89.00	54.86	Midscale w/o F&B
Hampton Inn	Medford, OR	2001	75	68.8	100.53	69.19	Midscale w/o F&B
Hampton Inn	Twin Falls, ID	2004	75	62.0	81.53	50.52	Midscale w/o F&B
Hampton Inn	Provo, UT	1996	87	72.4	84.77	61.38	Midscale w/o F&B
Hampton Inn	Boise, ID	1995	63	65.6	85.79	56.27	Midscale w/o F&B
Hampton Inn & Suites*	Bloomington, MN	2007	146	73.2	110.72	81.06	Midscale w/o F&B
Hampton Inn & Suites	El Paso, TX	2005	139	84.2	108.00	90.97	Midscale w/o F&B
Hampton Inn & Suites*	Fort Worth, TX	2007	105	67.1	111.07	74.51	Midscale w/o F&B
Hilton Garden Inn*	Fort Collins, CO	2007	120	48.1	90.16	43.36	Upscale

Subtotal/Weighted Average			1,331	63.5%	$95.08	$61.15

InterContinental
Holiday Inn Express	Boise, ID	2005	63	69.5%	$77.85	$54.11	Midscale w/o F&B
Holiday Inn Express*	Vernon Hills, IL	2008	119	51.6	80.30	41.47	Midscale w/o F&B
Holiday Inn Express & Suites	Emporia, KS	2000	58	77.5	86.75	67.21	Midscale w/o F&B
Holiday Inn Express & Suites*	Las Colinas, TX	2007	128	40.6	76.98	31.26	Midscale w/o F&B
Holiday Inn Express & Suites	Sandy, UT	1998	88	70.9	87.58	62.09	Midscale w/o F&B
Holiday Inn Express & Suites*	Twin Falls, ID	2009	91	55.2	86.11	47.51	Midscale w/o F&B
Staybridge Suites	Jackson, MS	2007	92	66.1	85.34	56.40	Midscale w/o F&B

Subtotal/Weighted Average			639	58.8%	$82.53	$48.86

		Year of
		Opening		Twelve Months Ended
		or Brand	Number of	June 30, 2010
Franchise/Brand	Location	Conversion	Rooms	Occupancy(1)	ADR(2)	RevPAR(3)	Segment

Hyatt
Hyatt Place	Atlanta, GA	2006	150	82.6%	$71.51	$59.07	Upscale
Hyatt Place*	Fort Myers, FL	2009	148	35.3	77.70	27.41	Upscale
Hyatt Place*	Las Colinas, TX	2007	122	58.8	86.66	50.95	Upscale
Hyatt Place*(4)	Portland, OR	2009	136	49.3	82.89	40.87	Upscale

Subtotal/Weighted Average			556	56.6%	$79.27	$44.41

Choice
Cambria Suites*	Baton Rouge, LA	2008	127	64.4%	$83.28	$53.64	Upscale
Cambria Suites*	Bloomington, MN	2007	113	67.4	82.31	55.48	Upscale
Cambria Suites*	Boise, ID	2007	119	62.5	71.29	44.59	Upscale
Cambria Suites*	San Antonio, TX	2008	126	62.9	78.06	49.08	Upscale
Comfort Inn(4)	Fort Smith, AR	1995	89	56.0	70.96	39.71	Midscale w/o F&B
Comfort Inn	Missoula, MT	1996	52	64.1	86.00	55.11	Midscale w/o F&B
Comfort Inn	Salina, KS	1992	60	63.1	69.38	43.77	Midscale w/o F&B
Comfort Inn & Suites	Twin Falls, ID	1992	111	64.9	68.60	44.50	Midscale w/o F&B
Comfort Suites	Charleston, WV	2001	67	73.0	93.51	68.29	Midscale w/o F&B
Comfort Suites	Fort Worth, TX	1999	70	47.4	84.95	40.23	Midscale w/o F&B
Comfort Suites	Lakewood, CO	1995	62	64.5	81.38	52.46	Midscale w/o F&B

Subtotal/Weighted Average			996	62.9%	$78.33	$49.38

Starwood
Aloft*	Jacksonville. FL	2009	136	47.6%	$65.06	$31.00	Upscale
Carlson
Country Inn & Suites	Charleston, WV	2001	64	74.3	96.13	71.41	Midscale w/o F&B
Independent
Aspen Hotel & Suites	Fort Smith, AR	2003	57	51.5	64.69	33.33	Midscale w/o F&B

Total/Weighted Average			6,533	61.5%	$86.34	$53.53

*	Unseasoned hotel.
(1)	Occupancy represents the percentage of available rooms that were sold during a specified period of time and is calculated by dividing the number of rooms sold by the total number of rooms available, expressed as a percentage.
(2)	ADR represents the average rate paid for rooms sold, calculated by dividing room revenue (i.e., excluding food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services) by rooms sold.
(3)	RevPAR is the product of ADR and average daily occupancy. RevPAR does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services.
(4)	These hotels are subject to ground leases. See “Our Hotel Operating Agreements—Ground Lease Agreements.”

RevPAR Penetration Index

We assess the market share of each of our hotels by analyzing the RevPAR penetration index of each hotel and changes in this number for each hotel over time. A hotel’s RevPAR penetration index is its RevPAR divided by the weighted-average RevPAR of the hotels that our management has determined to be in that hotel’s competitive set. A RevPAR penetration index of 100 would indicate that a hotel’s RevPAR, and hence its market share, is, on average, the same as its competitors’. A RevPAR penetration index exceeding 100 would indicate that a hotel maintains a RevPAR premium in relation to its competitive set, while a RevPAR penetration index below 100 would be an indicator that a hotel is underperforming as compared to its competitive set.

One critical component of the RevPAR penetration index calculation, which Smith Travel Research performs based on data that it collects from us and from other hotel owners, is the hotel’s competitive set. We determine the competitive set of each of our hotels and submit the relevant hotels to Smith Travel Research for purposes of calculating each hotel’s RevPAR penetration index. Smith Travel Research established the following guidelines for determining competitive sets:

•	the competitive set must include a minimum of three hotels (other than our own hotel) that have provided data to Smith Travel Research for any of the three months preceding a report, or participating hotels;

•	no single company (other than us) can exceed 60% of the total room supply of the participating hotels of the competitive set;

•	no single hotel (excluding our hotel) or brand can represent more than 40% of the total room supply of the competitive set; and

•	the competitive set must include at least two brands other than that of our hotel.

We determine our competitive sets in accordance with the Smith Travel Research guidelines. Within these guidelines, the factors that we consider in determining a hotel’s competitive set include hotel segment and geographic proximity based on franchise area of protection. For example, for an upscale property in a suburban market, we generally would include in that hotel’s competitive set each upscale property within a five-mile radius of our hotel. Our methodology for determining a hotel’s competitive set may differ materially from that used by other owners or managers.

The following tables set forth the RevPAR penetration index for each of the hotels in our seasoned and unseasoned portfolios for the twelve-month period ended June 30, 2010.

RevPAR Penetration Index—Seasoned Portfolio
For the Twelve Months Ended June 30, 2010

		RevPAR
Hotel	Location	Penetration Index

Marriott
Courtyard by Marriott	Germantown, TN	106.0%
Courtyard by Marriott	Jackson, MS	110.3
Courtyard by Marriott	Memphis, TN	97.4
Courtyard by Marriott	Missoula, MT	115.8
Courtyard by Marriott	Scottsdale, AZ	122.8
Fairfield Inn	Baton Rouge, LA	129.6
Fairfield Inn	Bellevue, WA	118.1
Fairfield Inn	Boise, ID	141.7
Fairfield Inn	Denver, CO	114.0
Fairfield Inn	Emporia, KS	125.1
Fairfield Inn	Lakewood, CO	123.9
Fairfield Inn	Lewisville, TX	87.4
Fairfield Inn	Salina, KS	120.5
Fairfield Inn	Spokane, WA	132.2
Fairfield Inn & Suites	Germantown, TN	111.1
Residence Inn	Fort Wayne, IN	111.7
Residence Inn	Germantown, TN	109.0
SpringHill Suites	Baton Rouge, LA	91.1
SpringHill Suites	Lithia Springs, GA	97.0
SpringHill Suites	Little Rock, AR	102.0
SpringHill Suites	Nashville, TN	133.3
SpringHill Suites	Scottsdale, AZ	111.4

		RevPAR
Hotel	Location	Penetration Index

TownePlace Suites	Baton Rouge, LA	159.7%
Hilton
Hampton Inn	Denver, CO	80.1
Hampton Inn	Fort Collins, CO	119.5
Hampton Inn	Fort Smith, AR	137.1
Hampton Inn	Fort Wayne, IN	109.8
Hampton Inn	Medford, OR	125.2
Hampton Inn	Twin Falls, ID	136.3
Hampton Inn	Provo, UT	120.9
Hampton Inn	Boise, ID	125.6
Hampton Inn & Suites	El Paso, TX	139.2
InterContinental
Holiday Inn Express	Boise, ID	147.4
Holiday Inn Express & Suites	Emporia, KS	187.7
Holiday Inn Express & Suites	Sandy, UT	134.8
Staybridge	Jackson, MS	115.5
Hyatt
Hyatt Place	Atlanta, GA	103.3
Choice
Comfort Inn	Fort Smith, AR	89.5
Comfort Inn	Missoula, MT	135.6
Comfort Inn	Salina, KS	152.8
Comfort Inn & Suites	Twin Falls, ID	130.1
Comfort Suites	Charleston, WV	107.8
Comfort Suites	Fort Worth, TX	98.6
Comfort Suites	Lakewood, CO	125.0
Carlson
Country Inn & Suites	Charleston, WV	112.4
Independent
Aspen Hotel & Suites	Fort Smith, AR	79.9
Weighted average (based on number of rooms)		118.1%

RevPAR Penetration Index—Unseasoned Portfolio
For the Twelve Months Ended June 30, 2010

		RevPAR
Hotel	Location	Penetration Index

Marriott
Courtyard by Marriott	Flagstaff, AZ	69.7%
Residence Inn	Portland, OR	102.3
Residence Inn	Ridgeland, MS	122.5
SpringHill Suites	Denver, CO	90.0
SpringHill Suites	Flagstaff, AZ	80.3
Hilton
Hampton Inn & Suites	Bloomington, MN	116.6
Hampton Inn & Suites	Fort Worth, TX	115.2
Hilton Garden Inn	Fort Collins, CO	90.8
InterContinental
Holiday Inn Express	Vernon Hills, IL	88.6
Holiday Inn Express & Suites	Las Colinas, TX	66.7
Holiday Inn Express & Suites	Twin Falls, ID	127.9
Hyatt
Hyatt Place	Fort Myers, FL	56.7
Hyatt Place	Las Colinas, TX	88.7
Hyatt Place	Portland, OR	64.8
Choice
Cambria Suites	Baton Rouge, LA	85.7
Cambria Suites	Bloomington, MN	80.4
Cambria Suites	Boise, ID	94.4
Cambria Suites	San Antonio, TX	77.5
Starwood
Aloft	Jacksonville, FL	56.6
Weighted average (based on number of rooms)		86.4%

In addition to these hotel properties, the LLC owns the following parcels of vacant land that we believe are suitable for the development of new hotels, the possible expansion of existing hotels or the development of restaurants in proximity to certain of the LLC’s hotels:

Location	Potential Use	Acres

Flagstaff, Arizona	Development of one restaurant pad	2.0
Jacksonville, Florida	Development of one hotel	3.3
Ft. Myers, Florida	Development of one or two restaurant pads	3.1
Boise, Idaho	Development of one hotel	3.1
Boise, Idaho	Possible expansion of existing hotel	2.3
Boise, Idaho	Possible expansion of existing hotel	1.0
Twin Falls, Idaho	Development of one hotel	2.5
Missoula, Montana	Development of one hotel	2.2
El Paso, Texas	Development of two hotels	5.0
Houston, Texas	Development of one hotel	2.8
San Antonio, Texas	Development of one hotel	2.6
San Antonio, Texas	Development of two hotels	6.0
San Antonio, Texas	Development of two restaurant pads	3.0
Spokane, Washington	Development of two hotels	4.6

We have no current intention of developing new hotels or restaurants or expanding any of our existing hotels at these parcels. We may in the future sell these parcels when market conditions warrant. To reduce the risk of incurring a prohibited transaction tax on those sales, Summit REIT may transfer some or all of those parcels of undeveloped land to Summit TRS or another TRS.

Our Growth Strategies and Investment Criteria

Our primary objective is to enhance stockholder value over time by generating strong risk-adjusted returns for our stockholders. We believe we can create long-term value by pursuing the following strategies.

•	Internal Growth from Strengthening Lodging Industry Fundamentals. We believe our hotels will experience significant revenue growth as lodging industry fundamentals recover from the economic recession which caused industry-wide RevPAR to suffer a combined 18.4% decline in 2008 and 2009, according to Smith Travel Research. Industry conditions have shown improvement during the eight months of 2010, with RevPAR growth across all segments of 4.0% as compared to the same period of 2009, according to Smith Travel Research. Colliers PKF Hospitality Research forecasts significant compound annual growth in RevPAR from 2010 to 2014 of 7.0% for the upscale segment and 8.5% for the midscale without food and beverage segment, the best forecast for any segment in the industry. We believe both our seasoned and unseasoned hotels will benefit from these improving fundamentals. In particular, we expect our unseasoned hotels to contribute significantly to cash flow as the hotels continue to stabilize. In addition, we believe the significant recent capital investments in our hotels will position our hotels to outperform their competitors during this recovery period.

•	Disciplined Acquisition of Hotels. We intend to grow through acquisitions of existing hotels using a disciplined and targeted approach while maintaining a prudent capital structure. Our expectation is that the current lodging cycle will present us with many favorable acquisition opportunities, as hotel owners seek to exit distressed investments or minimize refinancing risks through hotel sales. We also believe that franchisors may be interested in focusing their capital on hotel management as opposed to ownership, which could enable us to leverage our relationships with our brand partners to acquire hotels directly from them in off-market transactions. In this favorable acquisition environment, we will actively screen investment opportunities changing business demand dynamics, consumer habits and the landscape of city development. In addition, we employ a proactive and continuous assessment of our hotels, markets and brands in order to quickly and efficiently upgrade our hotels as market conditions warrant. We intend to target upscale and midscale without food and beverage hotels that meet one or more of the following acquisition criteria including:

•	have potential for strong risk-adjusted returns located in the top 50 MSAs, with a secondary focus on the next 100 markets;

•	operate under leading franchise brands, which may include but are not limited to Marriott, Hilton, InterContinental and Hyatt;

•	are located in close proximity to multiple demand generators, including businesses and corporate headquarters, retail centers, airports, medical facilities, tourist attractions, and convention centers, with a diverse source of potential guests, including corporate, government and leisure travelers;

•	are located in markets exhibiting barriers to entry due to strong franchise areas of protection or other factors;

•	can be acquired at a discount to replacement cost; and

•	provide an opportunity to add value through operating efficiencies, repositioning, renovating or rebranding.

•	Selective Hotel Development. We believe there will be attractive opportunities to partner on a selective basis with experienced hotel developers to acquire upon completion newly constructed hotels that meet our investment criteria. In reviewing these opportunities, we target markets exhibiting one or more of the following characteristics:

•	no suitable and appropriately priced existing hotel in the market that is available for purchase;

•	demonstrated demand in the market for upscale hotels or midscale without food and beverage hotels;

•	barriers to entry of additional new hotels from franchise areas of protection;

•	availability of a high-quality franchise appropriate for the market; and

•	availability of a high-quality franchise near one of our existing hotels that could otherwise compete with us.

•	Strategic Hotel Sales. Our strategy is to acquire and own hotels. However, consistent with our strategy of maximizing the cash flow of our portfolio and our return an invested capital, we periodically review our hotels to determine if any significant changes to area markets or our hotels have occurred or are anticipated to occur that would warrant the sale of a particular hotel. We also consistently evaluate the best way to optimize our portfolio and return on invested capital. The factors we use in evaluating whether to sell a hotel include, among others:

•	quality of brand;

•	new hotel supply;

•	age of the hotel;

•	cost of renovation;

•	major infrastructure expansion;

•	changes to major area employers;

•	changes to hotel demand generators;

•	ability to profitably invest the proceeds of a sale; and

•	tax consequences of a sale.

In addition, we may sell older hotels in markets where we own a single hotel, or where we own only one hotel franchised with a particular franchisor.

Our Financing Strategy

We expect to maintain a prudent capital structure and intend to limit the sum of the outstanding principal amount of our consolidated net indebtedness to not more than 5.5x of our EBITDA for the 12-month period preceding the incurrence of such debt. Over time, we intend to finance our long-term growth with common and preferred equity issuances and debt financing having staggered maturities. Our debt may include mortgage debt secured by hotels and unsecured debt.

Over time, as market conditions permit, we intend to finance our growth with issuances of common equity, preferred equity and secured and unsecured debt having staggered maturities. Following completion of this offering, we anticipate entering into a credit facility to fund future acquisitions, as well as for property redevelopments and working capital requirements. We may not succeed in obtaining a credit facility on favorable terms or at all. We cannot predict the size or terms of the credit facility if we are able to obtain one.

When purchasing hotel properties, we may issue OP units as full or partial consideration to sellers who may desire to take advantage of tax deferral on the sale of a hotel or participate in the potential appreciation in value of Summi REIT’s common stock.

Our Industry and Market Opportunity

Following the global economic recession in recent years, the U.S. economy is showing signs of stabilization, and lodging industry experts are projecting a strong recovery in fundamentals over the next several years.

Focus on Premium Brands and Segments

We focus on hotels in the upscale and midscale without food and beverage segments of the lodging industry. Within these segments, we target hotels operating under premium franchise brands such as Courtyard by Marriott, Hilton Garden Inn, Hyatt Place, Homewood Suites, Residence Inn, SpringHill Suites, Staybridge Suites, Fairfield Inn, Hampton Inn, Hampton Inn and Suites, Holiday Inn Express and TownePlace Suites.

We believe that our focus on these segments provides us the opportunity to achieve stronger risk-adjusted returns across multiple lodging cycles than if we owned hotels in other segments of the lodging industry for several reasons, including:

•	RevPAR Growth. Colliers PKF Hospitality Research forecasts that our market segments will experience the largest amount of RevPAR growth of any segment in the industry, as shown in the following chart.

Compound Average Annual RevPAR Change 2010 to 2014 Forecast

•	Consistently Strong and Growing Demand. As shown in the chart below, over the last twenty years, our market segments have demonstrated the strongest compounded growth in demand of all segments of the lodging industry, and strong demand growth is expected to continue.

Historical vs. Forecast Compound Average Annual Demand Change

•	More Stable Cash Flow Potential. Our hotels can be operated with fewer employees than full-service hotels that offer more expansive food and beverage options, which we believe enables us to generate more consistent cash flows with less volatility resulting from reductions in RevPAR and less dependence on group travel.

•	Broad Customer Base. Our target brands deliver consistently high-quality hotel accommodations with value-oriented pricing that we believe appeals to a wider range of customers, including both business and leisure travelers, than more expensive full-service hotels. We believe that our hotels are particularly popular with frequent business travelers who seek to stay in hotels operating under Marriott, Hilton, Hyatt or InterContinental brands, which offer strong loyalty rewards program points that can be redeemed for family travel.

•	Enhanced Diversification. Premium-branded limited-service and select-service assets generally cost significantly less, on a per-key basis, than hotels in the midscale with food and beverage, upper upscale and luxury segments of the industry. As a result, we can diversify our ownership into a larger number of hotels than we could in other segments.

Lodging Industry Fundamentals

Beginning in August 2008, the U.S. lodging industry experienced 19 consecutive months of RevPAR declines, as measured against the same month in the prior year, driven by a combination of deterioration in room-night demand and increasing supply. According to Smith Travel Research, hotel room-night demand decreased 2.3% and 6.0% in 2008 and 2009, respectively, marking the greatest decline in the past 22 years. Conversely, room supply growth of 2.5% and 3.0% in 2008 and 2009, respectively, exceeded the historical average of 2.2%, as construction initiated prior to the economic downturn was completed. For the year ended December 31, 2009, average annual hotel occupancy in the United States was 54.7%, representing the lowest annual level in the past 22 years and well below the industry average of 62.2% for that period. Deteriorating demand and increasing supply led to a combined 18.4% decline in RevPAR in 2008 and 2009.

Although the lodging industry has historically lagged broader economic recoveries, economic fundamentals are beginning to improve from the recent declines resulting from the recessionary environment. In June 2010, the U.S. unemployment rate continued to show improvement from its high in late 2009. After continuing declines for almost two years prior, June 2010 marked the U.S. lodging industry’s fourth consecutive month of positive year-over-year RevPAR growth with an 8.0% increase.

We believe that, until lodging industry fundamentals and credit terms return to more attractive levels, proposed new hotel development will not generate the returns necessary to justify the construction of new hotels. According to Smith Travel Research, RevPAR increased 4.3% and 2.2% in our target upscale and midscale without food and beverage segments, respectively, for the first eight months of 2010 as compared to the same period of 2009, and we expect RevPAR growth to continue as the U.S. economy continues to strengthen. Colliers PKF Hospitality Research currently projects RevPAR growth of upscale hotels to be 4.2% in 2011, 11.1% in 2012 and 9.5% in 2013 and RevPAR growth of midscale without food and beverage hotels to be 5.9% in 2011, 12.2% in 2012 and 10.9% in 2013, among the highest in any industry segment. We expect that our hotels, and particularly our unseasoned hotels, will realize significant RevPAR gains as the economy and lodging industry improve.

Demand Overview

Room-night demand in the U.S. lodging industry is directly correlated to macroeconomic trends. Key drivers of demand include growth in GDP, corporate profits, capital investments and employment. Following periods of recession, recovery in room-night demand for lodging historically has lagged improvements in the overall economy.

According to the International Monetary Fund, or the IMF, U.S. GDP increased 0.4% in 2008 and decreased 2.4% in 2009 during which periods room-night demand declined 2.3% and 6.0% respectively, as measured by Smith Travel Research. The IMF is forecasting GDP growth of 3.3% and 2.9% in 2010 and 2011 respectively, and Colliers PKF Hospitality Research expects that room-night demand will grow at similar rates over those years as the U.S. economy improves. The following chart illustrates the correlation between U.S. GDP and demand for hotel rooms.

Annual Percentage Change in U.S. Hotel Room Demand vs. U.S. GDP Growth

With expected growth in room-night demand and limited new supply, occupancy is projected to increase from industry lows experienced in 2009.

U.S. Hotel Industry Annual Occupancy Rate

Supply Overview

Growth in lodging supply typically lags growth in room-night demand. Key drivers of lodging supply in a given market include the availability and cost of capital, construction costs, local real estate market conditions and availability and pricing of existing properties. Given the decline in room-night demand and inefficiencies in the financing market nationally, new hotel construction is expected to remain below historical averages through 2014 according to Colliers PKF Hospitality Research. The charts appearing below outline the relationship between supply and demand of hotel rooms in the upscale and midscale without food and leverage segments of the U.S. lodging industry over the last 22 years.

As a result of scarcity of financing, severe recession and declining operating fundamentals during 2008 and 2009, many planned hotel developments have been cancelled or postponed, and the number of rooms under construction and in planning has declined significantly. According to Lodging Econometrics, during the second quarter of 2010, approximately 68,000 new hotel rooms were under construction in the U.S., as compared to approximately 242,000 rooms under construction in the second quarter of 2008, a decline of 72%. Accordingly, Colliers PKF Hospitality Research has projected room supply to increase 1.1% in 2011, increase 0.8% in 2012 and increase 1.2% and 2.3% in 2013 and 2014, respectively. The projected 1.5% average annual growth in supply from 2010 to 2014 is significantly below the 2.2% annual average from 1988 to 2009. We believe this below-average projected supply growth is due to scarcity of financing for hotel properties and operating fundamentals that do not generate adequate returns relative to the cost of new hotel construction. The lodging industry is influenced significantly by the cyclical relationship between the supply of and demand for hotels and, as a result, we believe minimal new room supply growth will create an environment favorable for sustainable increases in hotel occupancy, ADR and RevPAR. The following charts show annual historical and projected change in RevPAR, room demand and room supply:

Upscale U.S. Hotels — Annual Historical and Projected Change in RevPar,
Room Demand and Room Supply

Midscale without Food and Beverage U.S. Hotels — Annual Historical and Projected Change in
RevPar, Room Demand and Room Supply

Attractive Transaction Landscape

We believe that the significant decline in lodging fundamentals and subsequent declines in of cash flows has created a difficult environment for undercapitalized hotel owners. Hotel-related CMBS delinquency rates have steadily increased since January 2009 as many hotel owners have been unable to fund debt service payments. As of June 30, 2010, approximately 13.4% of all hotel-related CMBS was delinquent compared to just 1.5% delinquent as of January 2009. The following chart shows hotel delinquency rates and amounts from January 2009 to June 2010.

Hotel CMBS Delinquency Rates and Amounts

Without sufficient cash flow, many hotel owners may be unable to fund the capital improvements required to maintain their properties’ brand standards. Additionally, hotel owners could face additional future financing issues arising from existing debt obligations and, according to Bloomberg, L.P., upcoming maturities with approximately $28.4 billion of hotel-related commercial mortgage-backed securities, or CMBS, are scheduled to mature through 2013 and a significant number of additional maturities are expected between 2015 and 2017. The following chart shows future maturities of hotel-related CMBS.

Hotel CMBS Maturities

We believe traditional lending sources, such as banks, insurance companies and pension funds, have adopted more conservative lending policies and have materially reduced lending exposure to hotels as a result of the recent recessionary environment. We also believe that the significant number of hotel properties experiencing substantial declines in operating cash flow, coupled with tight credit markets, near-term debt maturities and, in some instances, covenant defaults relating to outstanding indebtedness, will present attractive investment opportunities in the lodging industry. Accordingly, we believe our conservative balance sheet upon completion of this offering will allow us to take advantage of opportunities to acquire hotel properties at prices significantly below replacement cost, with substantial appreciation potential as the U.S. economy recovers from the current recession.

Regulation

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to accessibility, fire and safety requirements. We believe each of our initial hotels has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that they are “public accommodations” as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where removal is readily achievable. Although we believe the properties in our portfolio substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our properties to determine our compliance, and we are aware that some particular properties may currently be in non-compliance with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Our hotels and development parcels are subject to various federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of property, to perform or pay for the clean up of contamination (including hazardous substances, waste, or petroleum products) at, on, under or emanating from the property and to pay for natural resource damages arising from contamination. These laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused the contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it became contaminated, we could incur cleanup costs or other environmental liabilities even after we sell properties. Contamination at, on, under or emanating from our properties also may expose us to liability to private parties for costs of remediation, personal injury and/or property damage. In addition, environmental liens may be created on contaminated sites in favor of the government for damages and costs it incurs to address contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

Some of our properties may have contained historic uses which involved the use and/or storage of hazardous chemicals and petroleum products (for example, storage tanks, gas stations, dry cleaning operations) which, if released, could have impacted our properties. In addition, some of our properties may be near or adjacent to other properties that have contained or currently contain storage tanks containing petroleum products or conducted or currently conduct operations which utilize other hazardous or toxic substances. Releases from these adjacent or surrounding properties could impact our properties and we may be liable for any associated cleanup.

Independent environmental consultants conducted Phase I environmental site assessments on all of our properties prior to acquisition and we intend to conduct Phase I environmental site assessments on properties we acquire in the future. Phase I site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed properties and surrounding properties. These assessments do not generally include soil sampling, subsurface investigations, comprehensive asbestos surveys or mold investigations. In some cases, the Phase I environmental site assessments were conducted by another entity (i.e., a lender) and we may not have the authority to rely on such reports. Except for our Bloomington, Minnesota hotels, and our Cambria Suites hotel located in San Antonio, Texas, none of the Phase I environmental site assessments of the hotel properties in our initial portfolio revealed any past or present environmental condition that we believe could have a material adverse effect on our business, assets or results of operations. Soil and groundwater contamination at the site of our Bloomington, Minnesota hotels was voluntarily remediated by the LLC to the satisfaction of the Minnesota Pollution Control Agency. A material liability could arise in the future if the contamination at the site of the Bloomington, Minnesota hotels impacted third parties or an adjacent property, if the Minnesota agency requires further clean-up or if the LLC’s clean-up does not satisfy the U.S. Environmental Protection Agency. Soil and groundwater contamination was also identified in an undeveloped portion of our property adjacent to our Cambria Suites hotel located in San Antonio, Texas. The property was sampled on two occasions, after which our environmental consultant recommended no further action unless the contaminated soil was disturbed. A material liability could arise in the future if the contamination impacts an adjacent property or if we are required to remediate it. In addition, the Phase I environmental site assessments may also have failed to reveal all environmental conditions, liabilities or compliance concerns. The Phase I environmental site assessments were completed at various times within the past seven and one-half years and material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

In addition, our hotels are subject to various federal, state, and local environmental, health and safety regulatory requirements that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, asbestos, lead-based paint, mold and mildew, and waste management. Some of our hotels routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (for example, swimming pool chemicals or biological waste). Our hotels incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws. However, we are aware of no past or present environmental liability for non-compliance with environmental, health and safety laws and regulations that we believe would have a material adverse effect on our business, assets or results of operations.

Certain hotels we currently own or those we acquire in the future contain, may contain, or may have contained, ACM. Environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation, or demolition of a building. These laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements or expose us to third-party liability.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. For example, a large-scale remediation took place at the Amerisuites Las Colinas/Hidden Ranch hotel in 2002 and we expended roughly $500,000 to complete the renovation. In addition, the presence of significant mold or other airborne contaminants could expose us to material liability from third parties if property damage or personal injury occurs. We are not presently aware of any indoor air quality issues at our properties that would result in a material adverse effect on our business, assets or results of operations.

Insurance

We carry comprehensive liability, fire, earthquake, flood, extended coverage and business income loss insurance covering our initial hotel pursuant to several insurance policies. We also carry terrorism insurance covering all of the initial hotel properties. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We do not carry insurance for certain losses, including, but not limited to, losses caused by riots, war, acts of God or government action, neglect, criminal activity or nuclear hazard. If destroyed, we may not be able to rebuild certain of our properties due to current zoning and land use regulations. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases.

Competition

We face competition for investments in hotel properties from institutional pension funds, private equity investors, REITs, hotel companies and others who are engaged in hotel acquisitions and investments. Some of these entities have substantially greater financial and operational resources than we have. This competition may increase the bargaining power of property owners seeking to sell, reduce the number of suitable investment opportunities available to us and increase the cost of acquiring our targeted hotel properties.

The lodging industry is highly competitive. Our hotels will compete with other hotels for guests in their respective markets based on a number of factors, including location, convenience, brand affiliation, room rates, range of services and guest amenities or accommodations offered and quality of customer service. Competition will often be specific to the individual markets in which our hotels are located and includes competition from existing and new hotels. Competition could adversely affect our occupancy rates and RevPAR, and may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which may reduce our profitability.

Employees

Upon completion of this offering, we expect to have approximately 20 employees. We do not expect any of our employees to be covered by a collective bargaining agreement.

Legal Proceedings

We are involved from time to time in litigation arising in the ordinary course of our business; however, except as described below, we are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Peter J. Poulos, a former employee of the LLC, filed a complaint against the LLC, Mr. Boekelheide and others with the U.S. Department of Labor/Occupational Safety and Health Administration, or OSHA. The administrative file was opened on April 6, 2009. The complaint alleges that, as a result of one circumstance of a payment being applied to incorrect accounts, our predecessor engaged in a scheme to perpetuate fraud and that the employee’s subsequent termination was retaliatory and in violation of the Corporate and Criminal Fraud Accountability Act of 2002, or the CCFA. The only relief sought under the complaint is an administrative finding that our predecessor violated the CCFA. The LLC vehemently denies these allegations and is vigorously defending the claim. OSHA has completed its investigation and the LLC is awaiting its findings. On August 24, 2010, OSHA determined that there was no reasonable cause to believe that the LLC violated the CCFA and the complaint was dismissed. On August 30, 2010, Mr. Poulos objected to the findings and requested a formal hearing in the matter. A scheduling conference with the Administrative Law Judge was held on October 6, 2010. The administrative hearing is being held in abeyance until the federal lawsuit is adjudicated. The parties are to file a Status Report on or before December 7, 2010.

On May 12, 2009, Mr. Poulos filed a complaint in the United States District Court, Southern District of South Dakota against the LLC, Mr. Boekelheide and Trent Peterson, our Vice President of Asset Management—Eastern United States. The complaint is based upon the same set of circumstances as in the OSHA complaint described above. The relief sought includes damages, including front and back pay, compensatory damages, punitive damages and other relief, in excess of $10.0 million. The LLC vehemently denies these allegations and is vigorously defending the claim. On July 10, 2009, Mr. Boekelheide was dismissed from the lawsuit. Discovery is proceeding in this case. A pre-trial conference and motions hearing was held on August 6, 2010. On September 10, 2010, the Court granted summary judgment in favor of the LLC and dismissed five of the six claims asserted by Mr. Poulos. The Court denied summary judgment on the claim asserting wrongful termination for whistleblowing. A trial date has not been scheduled.

OUR HOTEL OPERATING AGREEMENTS

TRS Leases

In order for Summit REIT to qualify as a REIT, none of Summit REIT, the OP or any subsidiary can operate our hotels. Subsidiaries of our the OP, as lessors, lease our hotels to our TRS lessees, which will enter into hotel management agreements with Interstate. The leases for our hotel properties are between two related parties controlled by us.

Ground Lease Agreements

Four of our hotels are subject to ground lease agreements that cover all of the land underlying the respective hotel property.

•	The Comfort Inn located in Fort Smith, Arkansas is subject to a ground lease with an initial lease termination date of August 31, 2022. The initial lease term may be extended for an additional 30 years. Annual ground rent currently is $44,088 per year. Annual ground rent is adjusted every fifth year with adjustments based on the Consumer Price Index for All Urban Consumers. The next scheduled ground rent adjustment is January 1, 2015.

•	The Hampton Inn located in Fort Smith, Arkansas is subject to a ground lease with an initial lease termination date of May 31, 2030 with 11, five-year renewal options. Annual ground rent currently is $145,987 per year. Annual ground rent is adjusted on June 1st of each year, with adjustments based on increases in RevPAR calculated in accordance with the terms of the ground lease.

•	The Residence Inn located in Portland, Oregon is subject to a ground lease with an initial lease termination date of June 30, 2084 with one option to extend for an additional 14 years. Ground rent for the initial lease term was prepaid in full at the time we acquired the leasehold interest. If the option to extend is exercised, monthly ground rent will be charged based on a formula established in the ground lease.

•	The Hyatt Place located in Portland, Oregon is subject to a ground lease with a lease termination date of June 30, 2084 with one option to extend for an additional 14 years. Ground rent for the initial lease term was prepaid in full at the time we acquired the leasehold interest. If the option to extend is exercised, monthly ground rent will be charged based on a formula established in the ground lease.

These ground leases generally require us to make rental payments and payments for our share of charges, costs, expenses, assessments and liabilities, including real property taxes and utilities. Furthermore, these ground leases generally require us to obtain and maintain insurance covering the subject property.

Franchise Agreements

We will assume or enter into new franchise agreements with Marriott, Hilton, InterContinental, Hyatt, Choice, Starwood and Carlson for our hotels upon completion of this offering. All of our hotels, except for our one independent hotel, currently operate under franchise agreements with these franchisors. We believe that the public’s perception of the quality associated with a brand name hotel is an important feature in its attractiveness to guests. Franchisors provide a variety of benefits to franchisees, including centralized reservation systems, national advertising, marketing programs and publicity designed to increase brand awareness, training of personnel and maintenance of operational quality at hotels across the brand system.

The franchise agreements will require our TRS lessees, as franchisees, to pay franchise fees ranging between 2% and 6% of each hotel’s gross revenues. In addition, some of our franchise agreements will require our TRS lessees to pay marketing fees of up to 4% of each hotel’s gross revenues. These agreements generally will specify management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which our TRS lessees, as the franchisees, must comply. The franchise agreements will obligate our TRS lessees to comply with the franchisors’ standards and requirements, including training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by the TRS lessee, display of signage and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas. Some of the agreements may require that we deposit a set percentage, generally not more than 5% of the gross revenues of the hotels, into a reserve fund for capital expenditures.

We will be required to obtain the written consent of a hotel’s franchisor to sell a hotel or we may be required to pay franchise termination fees. The franchise agreements generally will also provide for termination at the applicable franchisor’s option upon the occurrence of certain events, including failure to pay royalties and fees or to perform other obligations under the franchise license, bankruptcy and abandonment of the franchise or a change in control or proposed sale of a franchised property. The TRS lessee that is the franchisee will be responsible for making all payments under the applicable franchise agreement to the franchisor. We anticipate the obligations under each of the franchise agreements will be guaranteed by Summit REIT, the OP or one of its subsidiaries; however, the franchisors will determine the appropriate guarantors.

Hotel Management Agreement

The following summary of the principal terms of the hotel management agreement for the initial portfolio does not purport to be complete and is qualified in its entirety by reference to the form of hotel management agreement filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Overview

In order to qualify as a REIT, Summit REIT cannot directly or indirectly operate any of our hotels. We will lease our hotels to our TRS lessees, which will in turn engage property managers to manage our hotels.

Our TRS lessees will enter into a hotel management agreement for the 65 hotels in our initial portfolio with Interstate, as our hotel manager. We may, but we are not required to, enter into hotel management agreements with Interstate for any additional hotels that we may acquire. Interstate is an affiliate of Interstate Hotels & Resorts, Inc, a wholly owned subsidiary of a 50/50 joint venture between Thayer Hotel Investors V-A L.P., an investment fund sponsored by Thayer Lodging Group, a privately held hotel investment company based in Annapolis, Maryland, and Jin Jiang Hotels International (Group) Company Limited, a hotel operator and manager in the Peoples Republic of China. As of the date of this proxy statement/prospectus, Interstate and its affiliates (excluding Thayer Lodging and Jin Jiang) manage and/or have ownership interests in 227 properties with more than 45,000 rooms in 36 states, the District of Columbia, Russia, India, Mexico, Belgium, Canada, Ireland and England.

Interstate has advised us that it expects to offer continued employment to substantially all of the employees of The Summit Group responsible for the day-to-day operations of our hotels prior to completion of the reorganization transactions. Pursuant to the hotel management agreement with Interstate, our TRS lessees will be required to fund working capital needs, fixed asset supplies, capital expenditures and operating expenses of the hotels. Interstate, subject to certain limited owner approval rights, will have control of all operational aspects of the hotels in our initial portfolio, including employee-related matters. Interstate will be required to maintain each hotel in good repair and condition and make such routine maintenance and repairs as are reasonably necessary or appropriate consistent with the business plan we approve.

Term

The hotel management agreement will become effective upon completion of the IPO and provides for an initial term that expires on the tenth anniversary of the effective date of the agreement, unless earlier terminated as described below.

Amounts Payable under our Hotel Management Agreement

We will pay Interstate a base management fee and, if certain financial thresholds are met or exceeded, an incentive management fee.

Base Management Fee.  The base management fee is 3% of total revenues for all of the hotels covered by the hotel management agreement. Total revenue is all income, revenue and proceeds resulting directly or indirectly from the operation of the hotels and all of their facilities (net of refunds and credits to guests and other allowances) before subtracting expenses.

Incentive Fee.  The incentive fee is 10% of the amount by which actual aggregate EBITDA for all hotels covered by the hotel management agreement exceeds $65 million. “EBITDA” is defined as the amount by which gross operating profit (the amount by which total revenues exceed operating expenses) exceeds fixed charges. The incentive fee for any fiscal year is capped at 1.5% of the total revenues for all of the hotels covered by the hotel management agreement for that fiscal year.

In addition, Interstate will receive, on a monthly basis, a fee for the use of its centralized accounting services in an amount equal to $1,500 per hotel per month for hotels with 90 or more rooms and $1,375 per hotel per month for hotels with less than 90 rooms, subject to annual increases of the lesser of (i) the percentage change in the Consumer Price Index for the previous fiscal year and (ii) 3%.

Termination Events

Early Termination for Cause.  Subject to certain qualifications, the hotel management agreement is generally terminable by either party upon the occurrence of certain events of default that continue uncured after written notice by the non-defaulting party. Events of default under the hotel management agreement generally include:

•	a default by either party in the payment of any amount required to by paid under the terms of the agreement;

•	a material default by either party of its obligations under the agreement that is reasonably likely to result in a threat to the health and safety of a hotel’s employees or guests;

•	a material default by either party in the performance of its other obligations under the agreement;

•	the following actions by either party: (i) the making of an assignment for the benefit of creditors; (ii) the institution of any proceeding seeking relief under any federal or state bankruptcy or insolvency laws; (iii) the institution of any proceeding seeking the appointment of a receiver, trustee, custodian or similar official for its business or assets; or (iv) the consent to the institution against it of any such proceeding by any other person or entity;

•	the commencement of an involuntary proceeding against either party (defined as the institution of any of the aforementioned proceedings by another person or entity) that has remained undismissed for a period of 60 days; or

•	our violation of representations in the agreement relating to (i) affiliations with persons on various U.S. government restricted lists or persons owned or controlled by, or acting on behalf of, foreign governments that are subject to an embargo by the U.S. government and (ii) violations of the Foreign Corrupt Practices Act.

If an event of default occurs and continues beyond the grace period set forth in the hotel management agreement, the non-defaulting party generally has, among other remedies, the option of terminating the applicable hotel management agreement, upon five days’ notice to the other party. Additionally, if within 30 days after receiving Interstate’s written request, we fail to approve any changes, repairs, alterations, improvements, renewals or replacements to a hotel which Interstate determines in its reasonable judgment are necessary to (i) protect such hotel, Interstate or us from innkeeper liability exposure, (ii) ensure material compliance with any applicable code requirements pertaining to life safety systems requirements or (iii) ensure material compliance with any applicable state, local or federal employment law, including the Americans with Disabilities Act, then Interstate may terminate the agreement and we will be required to pay a termination fee to Interstate equal to the amount which would provide Interstate with a 30% Internal Rate of Return (as defined in the agreement) with respect to such hotel, however, solely for the first five terminations, if the effective date of such termination occurs on or before the end of the eighteenth month following the effective date of the agreement, the Internal Rate of Return shall be 20% instead of 30%.

Early Termination — Without Cause.  We may terminate the agreement with respect to up to five hotels during any fiscal year with or without cause by delivering written notice at least 60 days prior to termination, after having paid in full all amounts otherwise due to Interstate under the agreement and paying Interstate a termination fee equal to the amount which would provide Interstate with a 30% (20% if the termination occurs within the first 18 months following the effective date of the agreement) Internal Rate of Return with respect to such hotels.

Termination Due to Damage or Condemnation.  If a hotel is damaged by fire or other casualty, both we and Interstate may terminate the management agreement with respect to such hotel upon 30 days’ written notice if (i) we elect to close such hotel (except on a temporary basis for repairs or restoration) or determine in good faith not to proceed with the restoration of such hotel, or (ii) if 20% or more of the rooms of such hotel are unavailable for rental for a period of 60 days or more as a result of such casualty. If we decide to terminate the management agreement as a result of fire or casualty damages to a hotel, we will be required to pay a termination fee equal to the amount which would provide Interstate with a 30% Internal Rate of Return with respect to such hotel, however, solely for the first five terminations, if the effective date of such termination occurs on or before the end of the eighteenth month following the effective date of the agreement, the Internal Rate of Return shall be 20% instead of 30%. Both we and Interstate may terminate the management agreement upon 30 days’ written notice with respect to a hotel all or substantially all of which is taken through condemnation or, if less than all or substantially all of a hotel is taken through condemnation, it is determined that the hotel, once restored, could not be operated profitably in a manner that existed immediately prior to such condemnation.

Termination on Failure of Interstate to Comply with REIT Provisions.  Under the hotel management agreement, if, at any time, Interstate will not or reasonably could be projected to not qualify as an “eligible independent contractor” for federal income tax purposes or if wagering activities are being conducted at or in connection with a hotel by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such hotel, we may, in our sole discretion, elect to terminate the management agreement immediately and without payment of any termination fee or penalty.

Performance Termination.  The hotel management agreement also provides that we may terminate the management agreement with respect to a hotel upon 60 days’ written notice if, as of the end of any fiscal year, such hotel fails to achieve (i) actual gross operating profit of at least 87.5% of the budgeted gross operating profit for such hotel for such fiscal year, and (ii) 87.5% of such hotel’s RevPAR Benchmark (as defined in the agreement); provided, that such notice of termination shall be stayed and will become null and void if such hotel achieves as of the end of the following fiscal year (i) actual gross operating profit of at least 87.5% of the budget gross operating profit for such hotel or (ii) 87.5% of such hotel’s RevPAR Benchmark. Additionally, Interstate shall have the right, exercisable no more than two times per hotel, to cure a performance termination by making a payment to us equal to the amount by which 87.5% of the budgeted gross operating profit for such hotel exceeds actual gross operating profit for such hotel for such fiscal year.

Termination Due to Competitive Business.  If, without our express permission, Interstate elects to own, operate, lease or otherwise have an interest in, directly or indirectly, one or more hotels in a competitive set of one of our hotels, upon 30 days’ written notice we may terminate the agreement solely with respect to that hotel without payment of any termination fee.

Sale of a Hotel

The hotel management agreement provides that if we sell a hotel to an unaffiliated third party, we may terminate the agreement with respect to such hotel so long as (i) we provide 60 days’ written notice of such termination to Interstate, (ii) all amounts due to Interstate with respect to such hotel have been paid in full and (iii) we pay Interstate a termination fee equal to an amount that would provide Interstate with a 30% Internal Rate of Return (as defined in the agreement) with respect to such hotel.

Assignment

The hotel management agreement provides that neither Interstate nor we may assign its or our interest in the agreement without the other party’s prior written consent provided that Interstate may assign its rights and obligations to (i) a party that is directly or indirectly controlled by or under common control with Interstate, (ii) any entity which is the successor by merger, consolidation or reorganization of Interstate or its general partner, managing member or parent corporation or (iii) the purchaser of all or substantially all of the hotel management business of Interstate or its general partner, managing member or parent corporation, unless any such assignment results in a Change in Control (as defined in the agreement) of Interstate or Interstate Hotels & Resorts, Inc. However, we may assign our interest without Interstate’s consent to any person acquiring the hotel and agreeing to be bound by the terms of the hotel management agreement.

Indemnity Provisions

The hotel management agreement provides that Interstate will indemnify us against any liabilities arising from (i) the fraud, willful misconduct or gross negligence of Interstate’s off-site employees or Key Hotel Personnel (as defined in the agreement); (ii) the breach by Interstate of any provision of the hotel management agreement caused by fraud, willful misconduct or gross negligence of Interstate’s off-site employees or Key Hotel Personnel; or (iii) any action taken by Interstate which is beyond the scope of its authority under the agreement.

The hotel management agreement provides that we will indemnify Interstate against any liabilities arising from (i) Interstate’s performance of its services under the agreement, (ii) any act or omission of us or any third party or (iii) any other occurrence related to hotels covered by the agreement or Interstate’s duties under the agreement whether arising before, during or after the term of the agreement.

MANAGEMENT

Summit REIT is the general partner of the OP and will have full, exclusive and complete responsibility and discretion in the management and control of the OP, including the ability to cause the OP to enter into certain major transactions including acquisitions, dispositions, financings, refinancings, selection of lessees, make distributions to partners, and to cause changes in the OP’s business activities. The OP will not have a separate executive management team. The board of directors and executive officers of the REIT, as general partner of the OP, will essentially manage the OP’s business.

The REIT’s board of directors is responsible for directing the management of its business and affairs. The REIT’s stockholders will elect its entire board of directors annually.

Directors and Executive Officers

Summit REIT’s board of directors is responsible for directing the management of our business and affairs. Summit REIT’s stockholders will elect its entire board of directors annually. Upon completion of the reorganization transactions, Summit REIT expects to have six directors on its board, and four of its directors will be independent under NYSE listing standards. Summit REIT currently has two directors, its Executive Chairman, Mr. Boekelheide, and its President and Chief Executive Officer, Mr. Hansen, neither of whom is independent under the NYSE listing standards. Upon completion of the reorganization transactions, we do not expect that there will be any familial relationships between any of its directors and executive officers.

The following table provides certain information regarding its initial directors, its executive officers and its director nominees:

Name	Age	Position

Kerry W. Boekelheide	56	Executive Chairman of the Board and Director
Daniel P. Hansen	41	President and Chief Executive Officer and Director
Craig J. Aniszewski	47	Executive Vice President and Chief Operating Officer
Stuart J. Becker	48	Executive Vice President, Chief Financial Officer and Treasurer
Ryan A. Bertucci	37	Vice President of Acquisitions
Christopher R. Eng	39	Vice President, General Counsel and Secretary
Bjorn R.L. Hanson	59	Independent Director*
David S. Kay	43	Independent Director*
Thomas W. Storey	54	Independent Director*
Wayne W. Wielgus	56	Independent Director*

*	Has agreed to become a director upon completion of the IPO.

Biographies of Summit REIT’s Director, Director Nominees and Executive Officers

Kerry W. Boekelheide, Executive Chairman of the Board and Director

Mr. Boekelheide will serve as Summit REIT’s Executive Chairman of the Board and as a member of its board of directors. He has served as the Chief Executive Officer and as a member of the board of managers of the LLC since its formation in 2004. Mr. Boekelheide has served as the Chairman and sole director of The Summit Group since 1991. The Summit Group, with its affiliates, developed and acquired 54 hotels from 1991 through 2004. Prior to forming The Summit Group, Mr. Boekelheide was President and a shareholder of Super 8 Management, Inc., which was responsible for the management of over 100 Super 8 Motels located across the United States and Canada, and held numerous other positions in various companies that developed, owned and operated Super 8 Motels in the United States and Canada. Mr. Boekelheide graduated with a B.S. degree in business from Northern State University.

Key Attributes, Experience and Skills:

Mr. Boekelheide brings leadership and extensive experience and knowledge of Summit REIT and its industry to the board. As the founder and president of the LLC, Mr. Boekelheide has the most long-term and valuable hands-on knowledge of the issues, opportunities and challenges facing Summit REIT and its business. In addition, Mr. Boekelheide brings his broad strategic vision for Summit REIT to the board.

Daniel P. Hansen, President, Chief Executive Officer and Director

Mr. Hansen will serve as President and Chief Executive Officer of Summit REIT and as a member of its board of directors. Mr. Hansen joined The Summit Group in October of 2003 as Vice President of Investor Relations. His responsibilities included leading the capital raising efforts for our predecessor’s private placements of its equity securities and assisting in acquisition due diligence. In 2005, he was appointed to the LLC’s board of managers and was promoted to Executive Vice President, in which capacity he was part of the team that acquired over $140 million of hotel properties and led the development of over $240 million of hotel assets. He was appointed President of The Summit Group and Chief Financial Officer of the LLC in 2008. His primary responsibilities included the development and execution of growth strategies for both companies, raising equity capital and hotel development and acquisition. Prior to joining The Summit Group, Mr. Hansen spent 11 years with Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, in various leadership positions, culminating as a Vice President and Regional Sales Manager for Merrill Lynch in the Texas Mid-South Region, which included Texas, Louisiana, Arkansas and Oklahoma. Mr. Hansen graduated from South Dakota State University with a B.A. in economics.

Key Attributes, Experience and Skills:

Mr. Hansen’s service as Summit REIT’s President and Chief Executive Officer provides a critical link between management and the board, enabling the board to perform its oversight function with the benefits of management’s perspectives on the business. Mr. Hansen also provides Summit REIT with extensive experience in the hospitality industry as well as a capital markets background that will assist the board in analyzing capital raising opportunities and issues.

Craig J. Aniszewski, Executive Vice President and Chief Operating Officer

Mr. Aniszewski will serve as Summit REIT’s Executive Vice President and Chief Operating Officer. Mr. Aniszewski joined The Summit Group in January 1997 as Vice President of Operations and Development. He became the Executive Vice President and Chief Operating Officer of The Summit Group in 2007 and has been a member of the board of managers of our predecessor since 2004. Mr. Aniszewski will continue to serve as an officer of The Summit Group upon completion of this offering. Mr. Aniszewski joined The Summit Group following 13 years with Marriott International, Inc., where he held sales and operations positions in full-service convention and resort hotels. During his career with Marriott, he also worked in the select-service sector, holding positions including the Director of Sales and General Manager for Residence Inn- and Courtyard-branded hotels located in Florida, New York, Connecticut, Pennsylvania, Maryland and North Carolina. Mr. Aniszewski graduated from the University of Dayton with a B.S. degree in criminal justice and minors in business and psychology.

Stuart J. Becker, Executive Vice President and Chief Financial Officer

Mr. Becker will serve as Summit REIT’s Executive Vice President, Chief Financial Officer and Treasurer. Mr. Becker joined Summit Green Tiger, an affiliate of The Summit Group, in 2007 as an Executive Vice President and Secretary where he focused on acquisitions, capital allocation, debt placement and strategic analysis. Prior to joining Summit Green Tiger, Mr. Becker served as a principal of McCarthy Group, Inc. and its subsidiary, McCarthy Capital, Inc. from 2005 to 2007. McCarthy Group is a private equity company headquartered in Omaha, Nebraska, which focuses on diversified investments in growth companies. Mr. Becker was responsible for managing deal flow, acquisitions, underwriting and investment oversight. From 1984 until 2005, Mr. Becker was involved in finance and corporate banking for several regional and national banking firms, including First Interstate, First Bank (predecessor to US Bank) and most recently, First National Bank of Omaha, from 1997 to 2005, where he was Vice President for corporate banking, regional credit and syndications. Mr. Becker earned a B.S. degree in business management from the University of South Dakota and an M.B.A. from the University of Nebraska at Omaha.

Ryan A. Bertucci, Vice President of Acquisitions

Mr. Bertucci will serve as Summit REIT’s Vice President of Acquisitions. Mr. Bertucci joined Summit Green Tiger, an affiliate of The Summit Group, in 2007 as an Executive Vice President and Treasurer. In addition, Mr. Bertucci led the capital raising efforts for Summit Capital Partners, LLC, or Summit Capital, an SEC registered securities broker dealer affiliated with The Summit Group. Prior to joining Summit Green Tiger and Summit Capital, Mr. Bertucci worked for First National Nebraska Inc. From 2004 to 2007, he served as Vice President with First National Investment Banking, or FNIB, an affiliate of First National Nebraska, Inc. While with FNIB, Mr. Bertucci was responsible for starting and building the firm’s alternative investment platform. Prior to his service at FNIB, Mr. Bertucci spent three years with First National Bank of Omaha as a corporate loan officer. Mr. Bertucci earned a B.S. degree in business administration with an emphasis in both finance and marketing from the University of Nebraska at Kearney.

Christopher R. Eng, Vice President, General Counsel and Secretary

Mr. Eng will serve as Summit REIT’s Vice President, General Counsel and Secretary. Mr. Eng was appointed Vice President, General Counsel and Secretary of The Summit Group and the LLC in 2004. Mr. Eng was responsible for The Summit Group’s legal affairs and for guiding its corporate compliance, focusing on real estate acquisitions and dispositions, franchise licensing, corporate insurance coverage, corporate governance and securities industry regulatory compliance. Prior to joining The Summit Group, Mr. Eng was an Assistant Vice President and Trust Officer for The First National Bank in Sioux Falls. Mr. Eng earned his B.A. degree from Augustana College and his J.D. degree from the University of Denver College of Law.

Bjorn R. L. Hanson, Independent Director

Dr. Hanson has agreed to serve on Summit REIT’s board of directors effective upon completion of the IPO. Dr. Hanson has worked in the hospitality industry for more than 35 years and has been involved in consulting, research and investment banking in the lodging sector. He joined the New York University School of Continuing Professional Studies in June 2008 as a clinical professor teaching in the school’s graduate and undergraduate hospitality and tourism programs and directing applied research projects. In 2010, he was appointed as the divisional dean of that school’s Preston Robert Tisch Center for Hospitality, Tourism, and Sports Management. Before joining the Tisch Center, Dr. Hanson was a partner with PricewaterhouseCoopers LLP and its predecessor, Coopers & Lybrand LLP, which he joined in 1989. Dr. Hanson founded the hospitality, sports, convention and leisure practice and held various positions at PricewaterhouseCoopers and Coopers & Lybrand, including National Industry Chairman for the Hospitality Industries, National Service Line Director for Hospitality Consulting, National Industry Chairman for Real Estate, Real Estate Service Line Director and National Director of Appraisal Services. Additionally, he served on the U.S. leadership committee and global financial advisory services management committee of PricewaterhouseCoopers. Dr. Hanson was also managing director with two Wall Street firms, Kidder, Peabody & Co. and PaineWebber Inc., for which he led banking and research departments for lodging and gaming. Dr. Hanson received a B.S. from Cornell University School of Hotel Administration, an M.B.A. from Fordham University and a Ph.D. from New York University.

Key Attributes, Experience and Skills:

Dr. Hanson brings a wide range of experience in consulting, research and investment banking in the lodging sector to Summit REIT’s board. Further, he brings an academic perspective on the hospitality and tourism industries, which enhances ability of Summit REIT’s board to analyze macroeconomic issues and trends relevant to Summit REIT’s business. Finally, Dr. Hanson’s leadership roles in market trend analysis, economic analysis and financial analysis specific to Summit REIT’s industry provide the board with additional depth in analyzing financial reporting issues faced by companies similar to Summit REIT.

David S. Kay, Independent Director

Mr. Kay has agreed to serve on Summit REIT’s board of directors effective upon completion of this offering. Mr. Kay has worked in finance, accounting and business planning and strategy for more than 20 years and has been involved with REITs for over 13 years, which we believe qualifies him to serve as a member of Summit REIT’s board of directors. He is the Executive Vice President, Chief Financial Officer and Treasurer of Capital Automotive Real Estate Services, Inc., whose predecessor, Capital Automotive REIT, he co-founded in 1997 and took public in 1998. Mr. Kay served as Senior Vice President, Chief Financial Officer and Treasurer for Capital Automotive until it was taken private in a nearly $4 billion privatization transaction in 2005. Prior to founding Capital Automotive, Mr. Kay worked at the public accounting firm of Arthur Andersen LLP in Washington, D.C. for approximately ten years. While at Arthur Andersen, Mr. Kay provided consulting services to clients regarding mergers and acquisitions, business planning and strategy and equity financing. He has experience with capital formation projects, roll-up transactions and initial public offerings for companies in various industries. Mr. Kay is a member of James Madison University’s College of Business Executive Advisory Council and is a certified public accountant. Mr. Kay received a B.B.A., with a concentration in accounting, from James Madison University.

Key Attributes, Experience and Skills:

Mr. Kay was chosen to join Summit REIT’s our board specifically to serve its audit committee as its audit committee financial expert. Summit REIT targeted a director with financial and auditing experience specific to the REIT industry. Mr. Kay worked in auditing for Arthur Andersen for ten years and is the Executive Vice President, Chief Financial Officer and Treasurer of Capital Automotive Real Estate Services, Inc., whose predecessor, Capital Automotive REIT, was a publicly traded REIT. Mr. Kay also gained experienced with the issues facing new, publicly traded REITs at Capital Automotive. These experiences position Mr. Kay to serve on Summit REIT’s audit committee and full board.

Thomas W. Storey, Independent Director

Mr. Storey has agreed to serve on Summit REIT’s board of directors effective upon completion of this offering. Mr. Storey has worked in the hospitality industry for more than 25 years. He is Executive Vice President Business Strategy for Fairmont Raffles Hotels International (FRHI), a leading global hotel company with over 100 hotels worldwide under the Fairmont, Raffles and Swissôtel brands, that Mr. Storey joined in 1999. Having helped launch FRHI as a publicly traded company and its subsequent privatization, Mr. Storey is responsible for strategic planning and helping to identify new opportunities for FRHI that capitalize on improving business fundamentals. Mr. Storey has held a series of progressive leadership positions with FRHI, including Executive Vice President, Development and Executive Vice President Business Development & Strategy, as well as President of Fairmont Hotels and Resorts. Mr. Storey has been a member of various hospitality industry organizations, including the American Hotel & Lodging Association, the Travel Industry Association of America, and Professional Conference and Meeting Planners. Mr. Storey received a B.A. in economics from Bates College and an M.B.A. from the Johnson School at Cornell University.

Key Attributes, Experience and Skills:

Mr. Storey provides Summit REIT’s board with strategic vision to position Summit REIT as lodging industry fundamentals begin to strengthen after the economic recession. As Executive Vice President Business Strategy of Fairmont Raffles Hotels International, Mr. Storey has been instrumental in helping lead that company through various lodging cycles. Summit REIT expects Mr. Storey’s experience in analyzing and reacting to changing conditions in the hospitality industry will serve Summit REIT’s board as Summit REIT grows Summit REIT also expects Mr. Storey’s operations experience as President of Fairmont Hotels and Resorts to help him provide valuable insights to the board. Mr. Storey also possesses particular expertise in business travel, an important aspect of Summit REIT’s business.

Wayne W. Wielgus, Independent Director

Mr. Wielgus has agreed to serve on Summit REIT’s board of directors effective upon completion of the IPO. Mr. Wielgus has worked in the hospitality industry for more than 30 years. In August 2009, Mr. Wielgus founded International Advisor Group LLC, which advises several companies in the hospitality industry. Before founding International Advisor Group, he served as Senior Vice President of Marketing of Celebrity and Azamara Cruises, two of Royal Caribbean Cruises Ltd.’s brands, from March 2008 until August 2009, where he was responsible for the two brands’ overall marketing efforts, including brand strategy and development, advertising, web marketing and research. Mr. Wielgus served as Executive Vice President and Chief Marketing Officer of Choice Hotels International, Inc. from September 2004 until July 2007, after serving as that company’s Senior Vice President, Marketing from September 2000 to September 2004. Prior to joining Choice Hotels, Mr. Wielgus held various positions with Best Western International, Inc., Trusthouse Forte PLC, InterContinental Hotels Corporation and Ramada Worldwide Inc. Mr. Wielgus received a B.S. in Marketing from Fairfield University and an M.B.A. from Memphis University.

Key Attributes, Experience and Skills:

Mr. Wielgus contributes significant leadership experience in marketing, brand strategy and promotions. His service as Senior Vice President of Marketing of Celebrity and Amazara Cruises provides valuable business, leadership and management experience, including expertise leading marketing strategy and initiatives for a company in the tourism industry, which is a significant part of Summit REIT’s business. Mr. Wielgus also gained similar experience specific to the hospitality industry in his role as Executive Vice President and Chief Marketing Officer of Choice Hotels International, Inc., one of the primary franchisors of Summit REIT’s hotels. Thus, Mr. Wielgus also brings to Summit REIT’s board insights from the perspective of hotel franchisors, which Summit REIT expects to enhance its ability to maximize its brand strategy and franchisor relationships. He currently acts as an outside consultant to companies in the hospitality industry, which gives him a keen understanding of some of the issues Summit REIT will face.

Other Key Employees

JoLynn M. Sorum, Vice President, Controller and Chief Accounting Officer

Ms. Sorum will serve as Summit REIT’s Vice President, Controller and Chief Accounting Officer. Ms. Sorum has been the Controller for The Summit Group since 1998 and for our predecessor since its inception in 2004. Ms. Sorum is responsible for accounting, SEC reporting and internal control practices for The Summit Group and our predecessor. Prior to joining The Summit Group, she worked for First Premier Bank as a Finance Officer for three years and for Western Bank as an Internal Auditor for seven years. Ms. Sorum is a Certified Public Accountant and currently serves on the board of directors of the South Dakota CPA Society. Ms. Sorum earned a B.S. degree in accounting from Huron University.

David W. Heinen, Vice President of Asset Management – Western United States

Mr. Heinen will serve as Summit REIT’s Vice President of Asset Management – Western United States. Mr. Heinen joined The Summit Group in 2000 and was promoted to Director of Operations for the Western United States in 2005. Prior to joining The Summit Group, from 1985 to 2000, Mr. Heinen held direct hotel management positions with Red Lion Hotels and Radisson Hotels. Mr. Heinen has over 20 years of direct hotel experience that includes all facets of full- and select-service hotels. Mr. Heinen graduated from Spokane Falls College/Eastern Washington University with a B.S. degree in business.

Trent A. Peterson, Vice President of Asset Management – Eastern United States

Mr. Peterson will serve as Summit REIT’s Vice President of Asset Management – Eastern United States. Mr. Peterson joined The Summit Group in 1999 as a Regional Manager and was promoted to Director of Operations for the Eastern United States in 2005. Prior to joining The Summit Group, from 1991 to 1999, he held direct hotel management positions with both Fairfield Inn and Residence Inn by Marriott- and Best

Western-branded hotels. Mr. Peterson is a graduate of Moorhead State University with a B.S. degree in hotel and restaurant management.

Summit REIT’s Board of Directors

Director Qualifications and Skills

Summit REIT’s directors were chosen based on their experience, qualifications and skills. Summit REIT first identified nominees for the board through professional contacts and other resources. It then assessed each nominee’s integrity and accountability, judgment, maturity, willingness to commit the time and energy needed to satisfy the requirements of board and committee membership, balance with other commitments, financial literacy and independence from us. Summit REIT relied on information provided by the nominees in their biographies and responses to questionnaires, as well as independent third-party sources.

Board Leadership Structure, Corporate Governance and Risk Oversight

Summit REIT places a high premium on good corporate governance. It has a non-staggered, majority-independent board of directors whose members will be elected annually. Summit REIT does not have a stockholder rights plan. In addition, Summit REIT has opted out of certain state anti-takeover provisions.

Summit REIT’s board of directors has the primary responsibility for overseeing risk management of our company, and our management intends to provide it with a regular report highlighting risk assessments and recommendations. Summit REIT’s audit committee will focus on oversight of financial risks relating to us; Summit REIT’s compensation committee will focus primarily on risks relating to remuneration of our officers and employees; and Summit REIT’s nominating and corporate governance committee will focus on reputational and corporate governance risks relating to our company. In addition, the audit committee and board of directors intend to regularly hold discussions with our executive and other officers regarding the risks that may affect our company.

Committees of the Board of Directors

Summit REIT’s board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees, the principal functions of which are briefly described below, will consist solely of independent directors under the NYSE’s definition of independence and its transition rules for newly listed public companies. Summit REIT’s board of directors may from time to time establish other committees to facilitate the management of our company.

Audit Committee.  The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our internal audit function and independent auditors. The audit committee will select, assist and meet with the independent auditors, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the audit committee report required by the federal securities laws to be included in Summit REIT’s annual proxy statement. Each member of Summit REIT’s audit committee will be independent pursuant to the listing standards of the NYSE. In addition, each member of Summit REIT’s audit committee will be “financially literate” as required by the NYSE, and at least one member of Summit REIT’s audit committee will qualify as an “audit committee financial expert” as required by the SEC. We anticipate that Mr. Kay will be the chair of Summit REIT’s audit committee and be designated as Summit REIT’s audit committee financial expert, as that term is defined by the SEC, and Mr. Wielgus and Dr. Hanson will also serve as members of this committee.

Compensation Committee.  The compensation committee will review and approve the compensation and benefits of Summit REIT’s executive officers, administer and make recommendations to its board of directors regarding its compensation and long-term incentive plans and produce an annual report on executive compensation for inclusion in Summit REIT’s proxy statement. Each member of Summit REIT’s compensation committee will be independent pursuant to the listing standards of the NYSE. In addition, each member of Summit REIT’s compensation committee will be a non-employee director as set forth in Rule 16b-3 of the

Exchange Act. We anticipate that Mr. Wielgus will be the chair of Summit REIT’s compensation committee and Mr. Kay and Mr. Storey will also serve as members of this committee.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee will develop and recommend to Summit REIT’s board of directors a set of corporate governance principles, a code of business conduct and ethics and policies with respect to conflicts of interest, monitor Summit REIT’s compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, develop and recommend to our board of directors criteria for prospective members of Summit REIT’s board of directors, conduct candidate searches and interviews, oversee and evaluate Summit REIT’s board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors, recommend, as appropriate, increases, decreases and changes in the composition of Summit REIT’s board of directors and formally propose the slate of nominees for election as directors at each annual meeting of Summit REIT’s stockholders. Summit REIT’s stockholders will elect its entire board of directors annually. Each member of Summit REIT’s nominating and corporate governance committee will be independent pursuant to the listing standards of the NYSE. We anticipate that Mr. Storey will be the chair of Summit REIT’s nominating and corporate governance committee and Dr. Hanson, and Mr. Wielgus will also serve as members of this committee.

Compensation of Directors

Upon completion of the reorganization transactions, Summit REIT’s board of directors will establish a compensation program for its non-employee directors. Pursuant to this compensation program, we will pay the following fees to its non-employee directors:

•	an annual cash retainer of $50,000;

•	an initial grant of 1,000 shares of Summit REIT’s common stock to be issued upon completion of the reorganization transaction;

•	on the date of each director’s reelection to Summit REIT’s board of directors beginning on the date of its 2012 annual meeting of stockholders, an annual grant of shares of Summit REIT’s common stock having a value of $15,000 based on the market price of Summit REIT’s common stock on the date of grant;

•	an additional annual cash retainer of $12,500 to the chair of Summit REIT’s audit committee;

•	an additional annual cash retainer of $10,000 to the chair of Summit REIT’s compensation committee; and

•	an additional annual cash retainer of $7,500 to the chair of its nominating and corporate governance committee.

Summit REIT will also reimburse Summit REIT’s non-employee directors for reasonable out-of-pocket expenses incurred in connection with performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance at in-person board and committee meetings. Directors who are Summit REIT’s employees will not receive compensation for their services as directors.

Commencing in 2011, in connection with each annual meeting of stockholders, each of Summit REIT’s non-employee directors will receive $15,000 payable in the form of common stock (based upon the volume-weighted average closing market price of our common stock on the NYSE for the ten trading days preceding the date of grant).

Code of Business Conduct and Ethics

Upon completion of the reorganization transactions, Summit REIT’s board of directors will establish a code of business conduct and ethics that applies to its officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for Summit REIT’s executive officers or directors must be approved by a majority of its independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee will be a current or former officer or employee of Summit REIT or any of its subsidiaries. None of its executive officers serves as a member of the board of directors or compensation committee of any company that will have one or more of its executive officers serving as a member of its board of directors.

Indemnification of Directors and Executive Officers and Limitations on Liability

For information concerning limitations on liability and indemnification applicable to Summit REIT’s directors and executive officers, see “Material Provisions of Maryland Law and Summit REIT’s Charter and Bylaws.”

Compensation Discussion and Analysis

We believe the primary goal of executive compensation is to align the interests of our senior management team with those of our equityholders in a way that allows us to attract and retain the best executive talent. Summit REIT’s board of directors has not yet formed its compensation committee. Accordingly its compensation committee has not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We expect that the compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, share appreciation, the company’s competitive position within its segment of the real estate industry and each member of our senior management team’s long-term career contributions to the company. Compensation incentives designed to further these goals may take the form of annual cash compensation and equity awards, as well as long-term cash and equity incentives measured by performance targets to be established by Summit REIT’s compensation committee. Summit REIT will pay base salaries and annual bonuses and expect to make grants of awards under Summit REIT’s equity incentive plan to our executive officers, effective upon completion of the reorganization transaction, in accordance with their employment agreements. Awards under Summit REIT’s equity incentive plan will be granted to recognize such individuals’ efforts on our behalf in connection with the reorganization transaction and to provide a retention element to their compensation.

Compensation of Named Executive Officers

Summit REIT intends to enter into employment agreements with our named executive officers, which will become effective upon completion the reorganization transaction.

Summary Compensation Table

The following table sets forth the annualized base salary and other compensation that would have been paid in 2010 to Summit REIT’s chief executive officer, chief financial officer and the four other most highly compensated members of Summit REIT’s senior management team, whom we refer to collectively as “named executive officers,” had these employment agreements been in effect for all of 2010. We expect such employment agreements will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. See “—Employment Agreements.” Because we were recently organized, meaningful individual compensation information is not available for prior periods.

The anticipated 2010 compensation for each of Summit REIT’s named executive officers listed in the table below was determined through negotiation of their individual employment agreements. These employment agreements were not approved by Summit REIT’s compensation committee or any of its independent director nominees. Summit REIT expects to disclose actual 2010 compensation for our named executive officers in 2011, to the extent required by applicable SEC disclosure rules.

				Option
Name and Principal Position	Year	Base Salary(1)	Bonus(2)	Awards(3)(4)	Total

Kerry W. Boekelheide	2010	$380,000	$—	$2,554,354	$2,934,354
Executive Chairman of the Board
Daniel P. Hansen	2010	350,000	—	1,596,471	1,946,471
President and Chief Executive Officer
Craig J. Aniszewski	2010	300,000	—	1,596,471	1,896,471
Executive Vice President and Chief Operating Officer
Stuart J. Becker	2010	250,000	—	319,294	569,294
Executive Vice President and Chief Financial Officer
Ryan A. Bertucci	2010	220,000	—	319,294	539,294
Vice President of Acquisitions

(1)	Full-year amount. Each executive will receive a pro rata portion of his base salary for the period from the date of completion of the IPO through December 31, 2010.
(2)	Summit REIT will not pay annual bonuses to these executives for 2010.
Under their employment agreements, Messrs. Boekelheide, Hansen and Aniszewski will receive annual bonuses for 2011 equal to $380,000, $350,000 and $225,000, respectively, if the 2011 hotel-level earnings before interest, taxes, depreciation and amortization for the 65 properties in our initial portfolio is at least $55 million. Beginning in 2012, Messrs. Boekelheide, Hansen and Aniszewski will be eligible to earn an annual cash bonus to the extent that individual and corporate goals to be established by Summit REIT’s compensation committee are achieved. Summit REIT’s compensation committee will determine the actual amount of the cash bonus payable in 2012 and subsequent years. For 2012 and subsequent years, each of Messrs. Boekelheide and Hansen has the opportunity to earn an annual cash bonus of up to 100% of his annual base salary and Mr. Aniszewski has the opportunity to earn an annual cash bonus of up to 75% of his annual base salary.
Under their employment agreements, Messrs. Becker and Bertucci will be eligible to earn an annual cash bonus for 2011 and subsequent years to the extent that individual and corporate goals to be established by Summit REIT’s compensation committee are achieved. Summit REIT’s compensation committee will determine the actual amount of the cash bonus payable in 2011 and subsequent years. Each of Messrs. Becker and Bertucci has the opportunity to earn an annual cash bonus of up to 50% of his annual base salary for 2011 and subsequent years.
(3)	Reflects option awards to be made to Mr. Boekelheide (376,000 shares), Mr. Hansen (235,000 shares), Mr. Aniszewski (235,000 shares), Mr. Becker (47,000 shares) and Mr. Bertucci (47,000 shares). These options will be granted pursuant to Summit REIT’s 2010 Equity Incentive Plan upon completion of the IPO, will have an exercise price equal to the IPO price, and will vest ratably on the first five anniversaries of the date of grant unless otherwise accelerated under certain circumstances. The exercise price of the options will equal the IPO price of one share of Summit REIT common stock. For purposes of this table, we have assumed that the exercise price of the options will be $15.00 per share, the mid-point of the assumed IPO price range. The compensation committee of Summit REIT’s board of directors may make additional equity awards to Summit REIT’s named executive officers in the future.

(4)	Represents the aggregate grant date fair value of the option awards referred to in note (3) above is computed in accordance with FASB ASC Topic 718 and assumes exercise of the options within a five-year period. The compensation reported in the table above is not necessarily an indication of actual compensation that will be received by the named executive officers. For more information on the valuation of these option awards and the assumptions used in arriving at the amounts disclosed, please see the footnotes to our pro forma financial statements beginning on page F-2 of this proxy statement/prospectus.

IPO Grants of Plan-Based Awards

Upon completion of the IPO, Summit REIT will grant to its named executive officers, pursuant to its 2010 Equity Incentive Plan, options to purchase an aggregate of 940,000 shares of Summit REIT’s common stock, as shown in the following table:

		All Other Option
		Awards: Number of	Exercise or Base
		Securities Underlying	Price of Option	Grant Date Fair
		Options	Awards	Value of Option
Name	Date of Grant	(#)	($/share)	Awards

Kerry W. Boekelheide	(1)	376,000(2)	$15.00(3)	$2,554,354(4)
Daniel P. Hansen	(1)	235,000(2)	$15.00(3)	1,596,471(4)
Craig J. Aniszewski	(1)	235,000(2)	$15.00(3)	1,596,471(4)
Stuart J. Becker	(1)	47,000(2)	$15.00(3)	319,294(4)
Ryan A. Bertucci	(1)	47,000(2)	$15.00(3)	319,294(4)

(1)	Date of completion of the IPO.

(2)	The awarded options will vest ratably on the first five anniversaries of the date of grant.

(3)	The exercise price of the options will be equal to the IPO price of one share of Summit REIT common stock. For purposes of this table, we have assumed that the exercise price of the options will be $15.00 per share, the mid-point of the assumed IPO price range.

(4)	The amount is computed in accordance with FASB ASC Topic 718 and assumes exercise of the options within a five-year period.

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

Summit REIT’s executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table is expected to be paid or awarded, are described above under “—Compensation Discussion and Analysis.” The terms of employment agreements that Summit REIT has entered into with its executive officers are described below under “—Employment Agreements.”

Employment Agreements

Kerry W. Boekelheide and Daniel P. Hansen.  Effective upon completion of the reorganization transaction, Summit REIT will enter into employment agreements with Mr. Boekelheide and Mr. Hansen, each of which will have an initial term of three years and will renew for one-year terms thereafter unless terminated by written notice delivered at least 30 days before the end of the then-current term. The employment agreements provide for an annual base salary to Mr. Boekelheide of $380,000 and to Mr. Hansen of $350,000, subject to increase in the discretion of Summit REIT’s board of directors or its compensation committee.

Under their employment agreements, Mr. Boekelheide and Mr. Hansen are eligible to earn an annual cash bonus for 2011 and subsequent years (but no bonus will be payable for 2010). For 2011, Mr. Boekelheide will receive an annual bonus of $380,000 and Mr. Hansen will receive an annual bonus of $350,000 if the 2011 hotel-level earnings before interest, taxes, depreciation and amortization for the 65 properties in our initial portfolio is at least $55 million. Assuming no purchases of additional hotels, or sales of hotels in our initial portfolio, Summit REIT will calculate this measure by subtracting total hotel operating expenses from total revenues, each as reported in accordance with GAAP. For the year ended December 31, 2009, total revenues were $121.2 million and total hotel operating expenses were $88.7 million. For the six months ended June 30, 2010, total revenues were $67.2 million and total hotel operating expenses were $46.4 million. In determining whether the $55 million target is met for 2011, Summit REIT will exclude revenues or operating expenses of hotels acquired following completion of this offering and prior to December 31, 2011. If Summit REIT sells one or more of the 65 hotels in its initial portfolio following completion of this offering and before December 31, 2011, Summit REIT will reduce the $55 million target number in a manner that its compensation committee determines is equitable and appropriate to reflect the absence of the sold asset or assets for all, or the remaining portion, of 2011, as applicable, in assessing whether the hotels in Summit REIT’s initial portfolio generated hotel-level earnings before interest, taxes, depreciation and amortization that met the target. Beginning in 2012, Mr. Boekelheide and Mr. Hansen will be eligible to earn an annual cash bonus, of up to 100% of annual base salary, to the extent that individual and corporate goals established by the compensation committee are achieved.

The employment agreements entitle Mr. Boekelheide and Mr. Hansen to customary fringe benefits, including vacation and health benefits, and the right to participate in any other benefits or plans in which other executive-level employees participate. Each employment agreement also provides that if Mr. Boekelheide or Mr. Hansen loses the supplemental health benefit provided to him by The Summit Group, Summit REIT will establish, if permitted by applicable law, a medical reimbursement plan providing the same level of supplemental health benefits.

Each employment agreement provides for certain payments in the event that the employment of Mr. Boekelheide or Mr. Hansen ends upon termination by Summit REIT for “cause,” a resignation without “good reason” (as defined below), death or disability or any reason other than a termination by Summit REIT without “cause” or resignation with “good reason.” Each agreement defines “cause” as (1) a failure to perform a material duty or a material breach of an obligation set forth in the employment agreement or a breach of a material and written policy other than by reason of mental or physical illness or injury, (2) a breach of the executive’s fiduciary duties, (3) conduct that demonstrably and materially injures us monetarily or otherwise or (4) a conviction of, or plea of nolo contendere to, a felony or crime involving moral turpitude or fraud or dishonesty involving our assets, and that in each case is not cured, to Summit REIT’s board of directors’ reasonable satisfaction, within 30 days after written notice. In any such event, the employment agreements provide for the payment to Mr. Boekelheide and Mr. Hansen of any earned but unpaid compensation up to the date of termination and any benefits due under the terms of any of Summit REIT’s employee benefit plans.

Each employment agreement provides for certain severance payments in the event that the employment of Mr. Boekelheide or Mr. Hansen is terminated by Summit REIT without “cause” or the executive resigns for “good reason.” Each agreement defines “good reason” as (1) our material breach of the terms of the employment agreement or a direction from Summit REIT’s board of directors that the executive act or refrain from acting in a manner that is unlawful or contrary to a material and written policy, (2) a material diminution in the executive’s duties, functions and responsibilities without his consent or our preventing him from fulfilling or exercising his material duties, functions and responsibilities without his consent, (3) a material reduction in the executive’s base salary or annual bonus opportunity or (4) a requirement that the executive relocate more than 50 miles from the current location of his principal office without his consent, in each case provided that Mr. Boekelheide or Mr. Hansen has given written notice to Summit REIT’s board of directors within 30 days after he knows of the circumstances constituting “good reason,” the circumstances constituting “good reason” are not cured within 30 days of such notice and the executive resigns within 30 days after the expiration of the cure period. In any such event, the executive is entitled to receive any earned but unpaid compensation up to the date of termination and any benefits due under the terms of our employee benefit plans and, if the executive executes a general release of claims, any outstanding options, restricted shares and other equity awards shall be vested and exercisable as of the date of termination and outstanding options shall remain exercisable thereafter until their stated expiration date as if the executive’s employment had not terminated. Mr. Boekelheide and Mr. Hansen shall also be entitled to receive, subject to the execution of a general release of claims, an amount equal to three times his base salary in effect at the time of termination, an amount equal to three times the greater of (i) the highest annual bonus paid to him for the three fiscal years ended immediately before the date of termination and (ii) the executive’s annual base salary, a prorated bonus for the then-current fiscal year based on his annual bonus for the fiscal year ended prior to his termination, an amount equal to three times the annual premium or cost paid by Summit REIT for health, dental and vision insurance coverage for the executive and his eligible dependents in effect on the termination date and an amount equal to three times the annual premium or cost paid by Summit REIT for disability and life insurance coverage for the executive in effect on the termination date.

Each employment agreement includes covenants that prohibit Mr. Boekelheide and Mr. Hansen from disclosing confidential information about Summit REIT except in connection with Summit REIT’s business and affairs. Each employment agreement also provides that, during employment and for the one-year period following termination of employment, Mr. Boekelheide and Mr. Hansen, subject to certain exceptions, will not compete with Summit REIT by working with, or making a material investment in, an entity that owns or proposes to own 25 or more hotels in the upscale or midscale without food and beverage hotel segments, solicit any of Summit REIT’s employees to leave employment or interfere with our relationship with any of Summit REIT’s customers or clients. The restrictive covenants that prohibit or restrict Mr. Boekelheide or Mr. Hansen from being employed by, or providing services to, a competitor of Summit REIT following the termination of employment with Summit REIT do not apply after a termination without cause or after the executive resigns with good reason as defined in the agreement.

Craig J. Aniszewski and Stuart J. Becker. Effective upon completion of the reorganization transactions, Summit REIT will enter into employment agreements with Mr. Aniszewski and Mr. Becker, each of which will have an initial term of three years and will renew for one-year terms thereafter unless terminated by written notice delivered at least 30 days before the end of the then-current term. The employment agreements provide for annual base salaries to each of Mr. Aniszewski and Mr. Becker of $300,000 and $250,000, respectively, subject to increase in the discretion of Summit REIT’s board of directors or its compensation committee. The employment agreements entitle each of Mr. Aniszewski and Mr. Becker to fringe benefits substantially similar to those afforded to Mr. Boekelheide and Mr. Hansen, as described above (except that the employment agreement with Mr. Becker does not provide for the establishment of a medical reimbursement plan that provides supplemental health benefits).

Under their employment agreements, Mr. Aniszewski and Mr. Becker are eligible to earn an annual cash bonus for 2011 and subsequent years (but no bonus will be payable for 2010). Mr. Aniszewski will receive an annual bonus of $225,000 for 2011 if the same 2011 performance objective described above for Messrs. Boekelheide and Hansen is achieved. For 2012 and subsequent years Mr. Aniszewski will be eligible to earn an annual cash bonus, of up to 75% of annual base salary, to the extent that individual and corporate goals established by the compensation committee are achieved. For 2011 and subsequent years, Mr. Becker will be eligible to earn an annual cash bonus of up to 50% of annual base salary, to the extent that individual and corporate goals established by the compensation committee are achieved.

Each employment agreement provides for certain payments in the event the employment of Mr. Aniszewski or Mr. Becker ends upon termination by us for “cause,” a resignation without “good reason,” death or disability or any reason other than a termination by Summit REIT without “cause” or resignation with “good reason.” The definitions of “cause” and “good reason” in the employment agreements with Mr. Aniszewski and Mr. Becker are the same as those in the employment agreements with Mr. Boekelheide and Mr. Hansen, as described above (except that a requirement that Mr. Becker relocate to Sioux Falls, South Dakota will not constitute “good reason”). In any such event, the employment agreements with Mr. Aniszewski and Mr. Becker provide for the payment of any earned but unpaid compensation up to the date of termination and any benefits due under the terms of any of Summit REIT’s employee benefit plans.

Each employment agreement provides for certain severance payments in the event the employment of Mr. Aniszewski or Mr. Becker is terminated by Summit REIT without “cause” or the executive resigns for “good reason.” In any such event, the executive would be entitled to receive any earned but unpaid compensation up to the date of termination and any benefits due under the terms of Summit REIT’s employee benefit plans and, if the executive executes a general release of claims, any outstanding options, restricted shares and other equity awards shall be vested and exercisable as of the date of termination and outstanding options shall remain exercisable thereafter until their stated expiration date as if employment had not terminated. Each of Mr. Aniszewski and Mr. Becker shall also be entitled to receive, subject to the execution of a general release of claims, an amount equal to one and one-half times his base salary at the time of termination, an amount equal to one and one-half times the greater of (i) the highest annual bonus paid to him for the three fiscal years ended immediately before the date of termination or (ii) 75% of annual base salary (in the case of Mr. Aniszewski) or 50% of annual base salary (in the case of Mr. Becker), a pro-rated bonus for the then-current fiscal year based on his annual bonus for the fiscal year ended prior to his termination, an amount equal to one and one-half times the annual premium or cost paid by Summit REIT for health, dental and vision insurance coverage for the executive and his eligible dependents in effect on the termination date and an amount equal to one and one-half times the annual premium or cost paid by Summit REIT for disability and life insurance coverage for the executive in effect on the termination date.

The employment agreements with Mr. Aniszewski and Mr. Becker provide for higher severance payments in the event of termination by Summit REIT without “cause” no more than ninety days before a change in control or on or after a change in control or upon resignation for “good reason” on or after a change in control. The definition of “change in control” under the employment agreements with Mr. Aniszewski and Mr. Becker is the same as the definition of “change in control” under Summit REIT’s 2010 Equity Incentive Plan. In any such event, each of Mr. Aniszewski and Mr. Becker is entitled to receive any earned but unpaid compensation up to the date of termination and any benefits due under the terms of Summit REIT’s employee benefit plans and, if the executive executes a general release of claims, all outstanding options, restricted shares and other equity awards shall be vested and exercisable as of the date of termination and outstanding options shall remain exercisable thereafter until their stated expiration date as if the executive’s employment had not terminated. Each executive shall also be entitled to receive, subject to the execution of a general release of claims, an amount equal to two times his base salary at the time of termination, an amount equal to two times the greater of (i) the highest annual bonus paid to him for the three fiscal years ended immediately before the date of termination or (ii) 75% of annual base salary (in the case of Mr. Aniszewski) or 50% of annual base salary (in the case of Mr. Becker), a pro-rated bonus for the then-current fiscal year based on his annual bonus for the fiscal year ended prior to his termination, an amount equal to two times the annual premium or cost paid by Summit REIT for health, dental and vision insurance coverage for the executive and his eligible dependents in effect on the termination date and an amount equal to two times the annual premium or cost paid by Summit REIT for disability and life insurance coverage for the executive in effect on the termination date.

Each employment agreement includes covenants that prohibit Mr. Aniszewski and Mr. Becker from disclosing confidential information about Summit REIT except in connection with our business and affairs. Each employment agreement also provides that, during employment and for the one-year period following termination of employment, Mr. Aniszewski and Mr. Becker will not compete with Summit REIT by working with, or making a material investment in, an entity that owns or proposes to own 25 or more hotels in the upscale or midscale without food and beverage hotel segments, solicit any of Summit REIT’s employees to leave employment or interfere with our relationship with any of Summit REIT’s customers or clients. The restrictive covenants that prohibit or restrict Mr. Aniszewski or Mr. Becker from being employed by, or providing services to, a competitor of Summit REIT following the termination of employment with Summit REIT do not apply after a termination without cause or after the executive resigns with good reason as defined in the agreement.

Ryan A. Bertucci. Effective upon completion of the reorganization transactions, Summit REIT will enter into an employment agreement with Mr. Bertucci which will have an initial term of one year and will renew for one-year terms thereafter unless terminated by written notice delivered at least 30 days before the end of the then-current term. Mr. Bertucci’s employment agreement provides for an annual base salary of $220,000, subject to increase in the discretion of Summit REIT’s board of directors or its compensation committee. The employment agreement entitles Mr. Bertucci to fringe benefits substantially similar to those afforded to the other executives, as described above (except that the employment agreement with Mr. Bertucci does not provide for the establishment of a medical reimbursement plan that provides supplemental health benefits).

Under his employment agreement, Mr. Bertucci is eligible to earn annual cash bonuses to the extent that prescribed individual and corporate goals established by Summit REIT’s compensation committee are achieved. The individual and corporate goals established by Summit REIT’s compensation committee will provide Mr. Bertucci the opportunity to earn an annual cash bonus of up to 50% of annual base salary, to the extent such goals are achieved.

Mr. Bertucci’s employment agreement provides for certain payments in the event his employment ends upon termination by Summit REIT for “cause,” a resignation without “good reason,” death or disability or any reason other than a termination by Summit REIT without “cause” or resignation with “good reason.” The definitions of “cause” and “good reason” in the employment agreement with Mr. Bertucci are the same as those in the employment agreements with the other executives, as described above. In any such event, the employment agreement with Mr. Bertucci provides for the payment of any earned but unpaid compensation up to the date of termination and any benefits due under the terms of any of Summit REIT’s employee benefit plans.

Mr. Bertucci’s employment agreement provides for certain severance payments in the event his employment is terminated by Summit REIT without “cause” or he resigns for “good reason.” In any such event, he would be entitled to receive any earned but unpaid compensation up to the date of termination and any benefits due under the terms of our employee benefit plans and, if he executes a general release of claims, any outstanding options, restricted shares and other equity awards shall be vested and exercisable as of the date of termination and outstanding options shall remain exercisable thereafter until their stated expiration date as if employment had not terminated. Mr. Bertucci shall also be entitled to receive, subject to the execution of a general release of claims, an amount equal to one times his base salary at the time of termination, an amount equal to one times the greater of (i) the highest annual bonus paid to him for the three fiscal years ended immediately before the date of termination or (ii) 50% of his annual base salary, a pro-rated bonus for the then-current fiscal year based on his annual bonus for the fiscal year ended prior to his termination, an amount equal to one times the annual premium or cost paid by Summit REIT for health, dental and vision insurance coverage for the executive and his eligible dependents in effect on the termination date and an amount equal to one times the annual premium or cost paid by Summit REIT for disability and life insurance coverage for the executive in effect on the termination date.

The employment agreement with Mr. Bertucci provides for higher severance payments in the event of termination by Summit REIT without “cause” no more than ninety days before a change in control or on or after a change in control or upon resignation for “good reason” on or after a change in control. The definition of “change in control” under the employment agreement with Mr. Bertucci is the same as the definition of “change in control” under Summit REIT’s 2010 Equity Incentive Plan. In any such event, Mr. Bertucci is entitled to receive any earned but unpaid compensation up to the date of termination and any benefits due under the terms of Summit REIT’s employee benefit plans and, if he executes a general release of claims, all outstanding options, restricted shares and other equity awards shall be vested and exercisable as of the date of termination and outstanding options shall remain exercisable thereafter until their stated expiration date as if the executive’s employment had not terminated. Mr. Bertucci shall also be entitled to receive, subject to the execution of a general release of claims, an amount equal to two times his base salary at the time of termination, an amount equal to two times the greater of (i) the highest annual bonus paid to him for the three fiscal years ended immediately before the date of termination or (ii) 50% of his annual base salary, a pro-rated bonus for the then-current fiscal year based on his annual bonus for the fiscal year ended prior to his termination, an amount equal to two times the annual premium or cost paid by Summit REIT for health, dental and vision insurance coverage for the executive and his eligible dependents in effect on the termination date and an amount equal to two times the annual premium or cost paid by Summit REIT for disability and life insurance coverage for the executive in effect on the termination date.

Mr. Bertucci’s employment agreement includes covenants that prohibit him from disclosing confidential information about Summit REIT except in connection with Summit REIT’s business and affairs. The employment agreement with Mr. Bertucci also provides that, during his employment and for the one-year period following the termination of his employment, he will not compete with Summit REIT by working with, or making a material investment in, an entity that owns or proposes to own 25 or more hotels in the upscale or midscale without food and beverage hotel segments, solicit any of Summit REIT’s employees to leave employment or interfere with Summit REIT’s relationship with any of Summit REIT’s customers or clients. The restrictive covenants that prohibit or restrict him from being employed by, or providing services to, a competitor of Summit REIT following the termination of his employment with Summit REIT do not apply after a termination without cause or after the executive resigns with good reason as defined in the agreement.

Potential Payments upon Termination or Change in Control

The following table and accompanying footnotes reflect the estimated potential amounts payable to Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci under their employment agreements and our compensation and benefit plans and arrangements in the event the executive’s employment is terminated under various scenarios, including involuntary termination without cause, voluntary termination, involuntary termination with cause, voluntary resignation with good reason, involuntary or good reason termination in connection with a change in control and termination due to death and disability. The amounts shown below are estimates of the amounts that would be paid to Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci upon termination of their employment assuming that such termination was effective upon completion of this offering. Actual amounts payable will depend upon compensation levels at the time of termination, the amount of future equity awards and other factors, and will likely be greater than amounts shown in this table.

		Payment in	Acceleration
		Lieu of	and
		Medical/Welfare	Continuation
	Cash	Benefits	of		Total
	Severance	(present	Equity	Excise Tax	Termination
	Payment	value)(5)	Awards(6)	Gross-Up(7)	Benefits

Kerry W. Boekelheide(1)(2)
Involuntary termination without cause(3)	$2,280,000	$79,200	$2,554,354	—	$4,913,554
Voluntary termination or involuntary termination with cause	—	—	—	—	—
Change in control (no termination)	—	—	$2,554,354	—	$2,554,354
Involuntary or good reason termination in connection with change in control(4)	$2,280,000	$79,200	$2,554,354	—	$4,913,554
Death or disability	—	—	$2,554,354	—	$2,554,354
Daniel P. Hansen(1)(2)
Involuntary termination without cause(3)	$2,100,000	$79,200	$1,596,471	—	$3,775,671
Voluntary termination or involuntary termination with cause	—	—	—	—	—
Change in control (no termination)	—	—	$1,596,471	—	$1,596,471
Involuntary or good reason termination in connection with change in control(4)	$2,100,000	$79,200	$1,596,471	—	$3,775,671
Death or disability	—	—	$1,596,471	—	$1,596,471
Craig J. Aniszewski(1)(2)
Involuntary termination without cause(3)	$787,500	$39,600	$1,596,471	—	$2,423,571
Voluntary termination or involuntary termination with cause	—	—	—	—	—
Change in control (no termination)	—	—	$1,596,471	—	$1,596,471
Involuntary or good reason termination in connection with change in control(4)	$1,050,000	$52,800	$1,596,471	—	$2,699,271
Death or disability	—	—	$1,596,471	—	$1,596,471
Stuart J. Becker(1)(2)
Involuntary termination without cause(3)	$562,500	$9,000	$319,294	—	$890,794
Voluntary termination or involuntary termination with cause	—	—	—	—	—
Change in control (no termination)	—	—	$319,294	—	$319,294
Involuntary or good reason termination in connection with change in control(4)	$750,000	$12,000	$319,294	—	$1,081,294
Death or disability	—	—	$319,294	—	$319,294
Ryan A. Bertucci(1)(2)
Involuntary termination without cause(3)	$330,000	$26,400	$319,294	—	$675,694
Voluntary termination or involuntary termination with cause	—	—	—	—	—
Change in control (no termination)	—	—	$319,294	—	$319,294
Involuntary or good reason termination in connection with change in control(4)	$660,000	$52,800	$319,294	—	$1,032,094
Death or disability	—	—	$319,294	—	$1,032,094

(1)	The amounts shown in the table do not include accrued salary, earned but unpaid bonuses, accrued but unused vacation pay or the distribution of benefits from any tax-qualified retirement or 401(k) plan. Those amounts are payable to Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci upon any termination of employment, including an involuntary termination with cause and a resignation without good reason.
(2)	A termination of employment due to death or disability entitles Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci to benefits under Summit REIT’s life insurance and disability insurance plans. In addition, outstanding options immediately vest upon a termination of employment due to death or disability.

(3)	Amounts calculated in accordance with provisions of the applicable employment agreement as disclosed in “—Employment Agreements.”
(4)	Amounts calculated in accordance with provisions of the applicable employment agreement as disclosed in “—Employment Agreements.”

(5)	The amounts shown in this column are estimates of the cash payments to be made under the employment agreements based on the annual premiums to be paid by Summit REIT for health care, life and disability insurance and other benefits expected to be provided to Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci.

(6)	The amounts shown in this column represent the value, on date of grant of the options that are expected to be granted to Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci upon completion of the reorganization transactions. The values were computed in accordance with FASB ASC Topic 718 and reflect (i) the number of shares for which the options are exercisable following the specified termination event (which is zero shares in the cases of voluntary termination and involuntary termination with cause and all of the option shares in other cases), (ii) the option exercise price, (iii) the period in which the option may be exercised following the specified termination event (which we assume, for purposes of this table, is five years in each case) and (iv) the assumed volatility of Summit REIT’s common stock during the period in which the option remains exercisable. For more information on the value of these option awards and the assumptions used in arriving at the amounts disclosed, please see the footnotes to our pro forma financial statements beginning on page F-2 of this proxy statement/prospectus.

Amounts reflecting accelerated vesting of equity awards in the rows “Change in control (no termination)” and “Involuntary or good reason termination in connection with change in control” will be paid upon only one of the specified triggering events (not both) and will not be duplicated in the event that the executive incurs a qualifying termination following a change in control event that has previously resulted in acceleration.

(7)	The employment agreements with Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci do not provide an indemnification or gross-up payment for the parachute payment excise tax under Sections 280G and 4999 of the Code. The employment agreements instead provide that the severance and any other payments or benefits that are treated as parachute payments under the Code will be reduced to the maximum amount that can be paid without an excise tax liability. The parachute payments will not be reduced, however, if the executive will receive greater after-tax benefits by receiving the total or unreduced benefits (after taking into account any excise tax liability payable by the executive). The amounts shown in the table assume that Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci will receive the total or unreduced benefits.

Severance Agreements

Effective upon completion of the reorganization transactions, Summit REIT will enter into severance agreements with Mr. Eng, our Vice President, General Counsel and Secretary, and Ms. Sorum, our Vice President, Controller and Chief Accounting Officer, that will provide for payments to these officers under various termination scenarios, each of which will have an initial term of three years and renew for one-year terms thereafter unless terminated in accordance with its terms. The form of severance agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Indemnification Agreements

Upon completion of the reorganization transactions, Summit REIT expects to enter into indemnification agreements with each of its directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law and advancements by it of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

2010 Equity Incentive Plan

Upon completion of Summit REIT’s board of directors will have adopted, and its sole stockholder will have approved, an equity incentive plan, or the 2010 Equity Incentive Plan, to attract and retain independent directors, executive officers and other key employees and service providers, including officers and employees of our affiliates. The 2010 Equity Incentive Plan provides for the grant of options to purchase shares of common stock, stock awards, stock appreciation rights, performance units and other equity-based awards.

Administration of the 2010 Equity Incentive Plan

The 2010 Equity Incentive Plan will be administered by the compensation committee of Summit REIT’s board of directors, except that the 2010 Equity Incentive Plan will be administered by its board of directors with respect to awards made to directors who are not employees. This summary uses the term “administrator” to refer to the compensation committee or Summit REIT’s board of directors, as applicable. The administrator will approve all terms of awards under the 2010 Equity Incentive Plan. The administrator will also approve who will receive grants under the 2010 Equity Incentive Plan and the number of shares of common stock subject to each grant.

Eligibility

All of Summit REIT’s employees and employees of our subsidiaries and affiliates, and employees of the OP, are eligible to receive grants under the 2010 Equity Incentive Plan. In addition, Summit REIT’s independent directors and individuals who perform services for its and its subsidiaries and affiliates, including individuals who perform services for the OP, may receive grants under the 2010 Equity Incentive Plan.

Share Authorization

The number of shares of common stock that may be issued under the 2010 Equity Incentive Plan will equal the lesser of: (1) 1,844,217 shares; and (2) 8.5% of the total number of shares sold in the IPO (including any shares issued pursuant to the underwriters’ over-allotment option). In connection with stock splits, dividends, recapitalizations and certain other events, Summit REIT’s board will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2010 Equity Incentive Plan and the terms of outstanding awards. If any options or stock appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any stock awards, performance units or other equity-based awards are forfeited, the shares of common stock subject to such awards will again be available for purposes of the 2010 Equity Incentive Plan. Shares of common stock tendered or withheld to satisfy the exercise price or for tax withholding are not available for future grants under the 2010 Equity Incentive Plan. No awards under the 2010 Equity Incentive Plan were outstanding prior to completion of the IPO. The initial grants described below will become effective upon completion of the IPO.

Options

The 2010 Equity Incentive Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of common stock (or attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”). Upon completion of the IPO, we will grant options to purchase an aggregate of 940,000 shares of common stock to our executive officers pursuant to the 2010 Equity Incentive Plan. These options will have an exercise price equal to the IPO price of the shares sold in the IPO and will vest ratably on the first five anniversaries of the date of grant unless otherwise accelerated.

Stock Awards

The 2010 Equity Incentive Plan also provides for the grant of stock awards. A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. Unless otherwise specified in the applicable award agreement, a participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote the shares and the right to receive dividends or distributions on the shares. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) the company will retain custody of the certificates and (iii) a participant must deliver a stock power to the company for each stock award. Upon completion of the IPO, Summit REIT will grant an aggregate of 4,000 shares of common stock to its non-employee directors pursuant to the 2010 Equity Incentive Plan. These stock awards will be vested and transferable as of the date of grant.

Stock Appreciation Rights

The 2010 Equity Incentive Plan authorizes the grant of stock appreciation right. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by the compensation committee. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

Performance Units

The 2010 Equity Incentive Plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of common stock, if performance goals established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of the OP, the participant’s performance or such other criteria determined by the administrator. If the performance goals are met, performance units will be paid in cash, shares of common stock or a combination thereof.

Incentive Awards

The 2010 Equity Incentive Plan also authorizes our compensation committee to make incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. Summit REIT’s compensation committee will establish the requirements that must be met before an incentive award is earned and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the compensation committee. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment which may be in cash, common stock or a combination of cash and common stock.

Other Equity-Based Awards; LTIP Units

The administrator may grant other types of stock-based awards as other equity-based awards under the 2010 Equity Incentive Plan, including long-term incentive plan, or LTIP, units. Other equity-based awards are payable in cash, shares of common stock or other equity, or a combination thereof, as determined by the administrator. The terms and conditions of other equity-based awards are determined by the administrator.

LTIP units are a special class of partnership interest in the OP. Each LTIP unit awarded will be deemed equivalent to an award of one share of common stock under the 2010 Equity Incentive Plan, reducing the plan’s share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether or not vested, will receive the same quarterly per unit distributions as OP units, which distributions will generally equal per share distributions on Summit REIT’s shares of common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our stock awards, which will generally receive full dividends whether vested or not. Initially,

LTIP units will not have full parity with OP units with respect to liquidating distributions. Under the terms of the LTIP units, the OP will revalue its assets upon the occurrence of certain specified events, and any increase in the OP valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of OP unit holders. Upon equalization of the capital accounts of the holders of LTIP units with the other holders of OP units, the LTIP units will achieve full parity with OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of OP units, including redemption/exchange rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP units will realize for a given number of vested LTIP units will be less than the value of an equal number of Summit REIT’s shares of common stock.

We have no current plans to issue any LTIP units.

Dividend Equivalents

The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been invested in shares of common stock) and may be payable in cash, shares of common stock or other property dividends declared on shares of common stock. The administrator will determine the terms of any dividend equivalents.

Change in Control

If Summit REIT experiences a change in control, the administrator may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are not exercised prior to the change in control will be assumed by the surviving entity, or will be replaced by a comparable substitute award of the same type as the original award and that has substantially equal value granted by the surviving entity. The administrator may also provide that all outstanding options and stock appreciation rights will be fully exercisable on the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units, incentive awards or other equity-based awards will become earned in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards in exchange for a payment, in cash or shares of Summit REIT’s common stock or other securities or consideration received by stockholders in the change in control transaction, equal to (i) the entire amount that can be earned under an incentive award, (ii) the value received by stockholders in the change in control transaction for each share subject to a stock award, performance unit or other equity-based award or (iii) in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price.

In summary, a change in control under the 2010 Equity Incentive Plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, more than 50% of the total combined voting power of Summit REIT’s securities;

•	Summit REIT merges into another entity unless the holders of our voting securities immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

•	Summit REIT sells or disposes of all or substantially all of its assets to any entity, more than 50% of the combined voting power and common stock of which is owned by Summit REIT’s stockholders after the sale or disposition; or

•	during any period of two consecutive years individuals who, at the beginning of such period, constitute Summit REIT’s board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of Summit REIT’s board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the 2010 Equity Incentive Plan could be treated as parachute payments. In that event, the 2010 Equity Incentive Plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under the 2010 Equity Incentive Plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. The 2010 Equity Incentive Plan also provides that these provisions do not apply to a participant who has an agreement with Summit REIT providing that the individual is entitled to indemnification from us for the 20% excise tax.

Amendment; Termination

Summit REIT’s board of directors may amend or terminate the 2010 Equity Incentive Plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Summit REIT’s stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Summit REIT’s stockholders also must approve any amendment that materially increases the benefits accruing to participants under the 2010 Equity Incentive Plan, materially increases the aggregate number of shares of common stock that may be issued under the 2010 Equity Incentive Plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in the 2010 Equity Incentive Plan. Unless terminated sooner by Summit REIT’s board of directors or extended with stockholder approval, the 2010 Equity Incentive Plan will terminate on the day before the tenth anniversary of the date Summit REIT’s board of directors adopted the 2010 Equity Incentive Plan.

401(k) Plan

Summit REIT may establish and maintain a retirement savings plan under section 401(k) of the Code to cover its eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Summit REIT may match employees’ annual contributions, within prescribed limits.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of Summit REIT’s board of directors, without stockholder or unitholder approval. Any change to any of these policies by Summit REIT’s board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, Summit REIT’s board of directors believes that it is advisable to do so in its and its stockholders’ best interests. Summit REIT intends to disclose any changes in our investment policies in periodic reports that it files or furnishes under the Exchange Act. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

We intend to conduct substantially all of our investment activities through the OP and its subsidiaries. Our primary objective is to enhance equity holder value over time by generating strong risk-adjusted returns for our equity holders. We plan to invest principally in hotels located in the United States. We target upscale and midscale without food and beverage hotels that meet specific acquisition criteria and to a lesser extent smaller full-service hotels that may fall into the upper upscale or midscale with food and beverage segments. We also may selectively invest in loans secured by these types of hotels or ownership interests in entities owning these types of hotels to the extent the investment provides us with a clear path to acquiring the underlying real estate, and subject to the limitations imposed by reason of our qualification as a REIT. For a discussion of our hotels and our acquisition and other strategic objectives, see “Our Business and Properties.”

We intend to engage in future investment activities in a manner that is consistent with the requirements applicable to REITs for federal income tax purposes. We primarily expect to pursue our investment objectives through the ownership by the OP of hotels, but we may also make equity investments in other entities, including joint ventures that own hotels. Our management team will identify and negotiate acquisition and other investment opportunities, subject to the approval by Summit REIT’s board of directors. For information concerning the investing experience of these individuals, please see the section entitled “Management.”

We may enter into joint ventures from time to time, if we determine that doing so would be the most cost-effective and efficient means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. From time to time, we may make investments that support our objectives but do not provide current cash flow. We believe investments that do not generate current cash flow may be, in certain instances, consistent with achieving sustainable long-term growth for our equity holders.

We do not have any specific policy as to the amount or percentage of our assets which will be invested in any specific asset, other than the tax rules applicable to REITs. Additionally, no limits have been set on the concentration of investments in any one geographic location, hotel type or franchise brand. We currently anticipate that our real estate investments will continue to be concentrated in upscale and midscale without food and beverage hotels. We anticipate that our real estate investments will continue to be diversified in terms of geographic market.

Investments in Real Estate Mortgages

While we will emphasize equity real estate investments in hotels, we may selectively acquire loans secured by hotel properties or entities that own hotel properties to the extent that those investments are consistent with Summit REIT’s qualification as a REIT and provide us with a clear path to acquiring the underlying real estate. We do not intend to originate any secured or unsecured real estate loans or purchase any debt securities as a stand-alone, long-term investment, but, in limited circumstances, we may from time to time provide a short-term loan to a hotel owner as a means of securing an acquisition opportunity. The mortgages in which we may invest may be first-lien mortgages or subordinate mortgages secured by hotels. The subordinated mezzanine loans in which we may invest may include mezzanine loans secured by a pledge of ownership interests in an entity owning a hotel or group of hotels. Investments in real estate mortgages and subordinated real estate loans are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient or, in the case of subordinated mezzanine loans, available to enable us, to recover our full investment.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Investments in Other Securities

Subject to the gross income and asset requirements required for Summit REIT to qualify as a REIT, we may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. However, other than in the reorganization transactions, we do not presently intend to invest in these types of securities.

Purchase and Sale of Investments

We expect to invest in hotels primarily for generation of current income and long-term capital appreciation. Although we do not currently intend to sell any hotels, we may deliberately and strategically dispose of assets in the future and redeploy funds into new acquisitions and development opportunities that align with our strategic objectives. If market conditions are favorable, we may also engage in development opportunities by developing the land within our portfolio or acquiring land for development.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act. Subject to tax rules applicable to REITs, we may make loans to unaffiliated third parties. For example, we may consider offering purchase money financing in connection with the disposition of assets in instances where the provision of that financing would increase the value to be received by us for the asset sold. We do not expect to engage in any significant lending in the future. We may choose to guarantee debt of certain joint ventures with third parties. Consideration for those guarantees may include, but is not limited to, fees, long-term management contracts, options to acquire additional ownership interests and promoted equity positions. Summit REIT’s board of directors may, in the future, adopt a formal lending policy without notice to or consent of its stockholders.

Issuance of Additional Securities

If Summit REIT’s board of directors determines that obtaining additional capital would be advantageous to us, we may, without stockholder approval, issue debt or equity securities, including causing the OP to issue additional OP units, retain earnings (subject to the REIT distribution requirements for federal income tax purposes) or pursue a combination of these methods. As long as the OP is in existence, the proceeds of all equity capital raised by us will be contributed to the OP in exchange for additional OP units, which will dilute the ownership interests of the other limited partners.

We may offer shares of Summit REIT’s common stock, OP units, or other debt or equity securities in exchange for cash, real estate assets or other investment targets, and to repurchase or otherwise re-acquire shares of our common stock, OP units or other debt or equity securities. We may issue preferred stock from time to time, in one or more classes or series, as authorized by Summit REIT’s board of directors without the need for stockholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time. Summit Capital, which is owned and managed by Summit REIT’s Executive Chairman,

Mr. Boekelheide, may engage in the distribution and sale of securities of other issuers in private placements exempt from registration requirements under the Securities Act.

Repurchase of Our Securities

Summit REIT may repurchase shares of its common stock or the OP’s units from time to time. In addition, certain holders of OP units have the right, beginning 12 months after completion of the reorganization transactions, to require us to redeem their OP units in exchange for cash or, at our option, shares of common stock.

Reporting Policies

We intend to make available to Summit REIT’s stockholders audited annual financial statements and annual reports. Upon completion of the reorganization transaction, Summit REIT will become subject to the information reporting requirements of the Exchange Act, pursuant to which it will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Policies with Respect to Certain Transactions

Upon completion of reorganization transactions, we will adopt a written policy for the review and approval of related person transactions requiring disclosure under Rule 404(a) of Regulation S-K, which will include Summit REIT’s directors, officers, major stockholders and affiliates, including certain of their family members. For a discussion of our Related Person Transaction Policy, see “Certain Relationships and Related Party Transactions.” Under Summit REIT’s bylaws, its directors and officers may have business interests and engage in business activities similar to, in addition to, or in competition with, those of or relating to us.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Only Class A, Class A-1 and Class C members of the LLC are entitled to vote on the merger. The following table presents information regarding the beneficial ownership of LLC membership interests as of October 25, 2010, the record date for the special meeting with respect to:

•	each person who beneficially owns more than 5% of a class of the LLC’s outstanding membership interests;

•	each of the LLC’s managers;

•	each of the LLC’s executive officers; and

•	all managers and executive officers of the LLC as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any LLC membership interests if that person has or shares voting power or investment power with respect to membership interests, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. “Voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of membership interests. Unless otherwise indicated, all LLC membership interests are owned directly and the indicated person has sole voting and investment power. Except as described in the notes below, the address of each named person is 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105.

5% Beneficial Owners

Name and Address	Percent of
of Beneficial Owner	Class(1)

Class A Interests
Bellevue Partners, L.L.C. 122 S. Phillips Avenue, Suite 300 Sioux Falls, SD 57104	5.36	%(2)
Steven T. Kirby 122 S. Phillips Avenue, Suite 300 Sioux Falls, SD 57104	17.01	%(3)
Bluestem Capital Company 122 S. Phillips Avenue, Suite 300 Sioux Falls, SD 57104	15.40	%(4)
Class A-1 Interests
Bluestem Capital Company 122 S. Phillips Avenue, Suite 300 Sioux Falls, SD 57104	11.86	%(5)
Class C Interests
The Summit Group, Inc. 2701 S. Minnesota Ave., Ste. 6 Sioux Falls, SD 57105	100.00	%(6)

Managers and Executive Officers of the LLC

	Percent of
Name of Beneficial Owner	Class(1)

Class A Interests
Kerry W. Boekelheide	8.38	%(7)
Tyler Stowater	0.60	%(8)
Robert G. Pulver	0.14%
All Executive Officers and Managers of the LLC as a Group (3 persons)	9.12%
Class A-1 Interests
David A. Timpe	0.10%
Tyler Stowater	1.22	%(9)
All Executive Officers and Mangers of the LLC as a Group (2 persons)	1.32%
Class B Interests
Craig J. Aniszewski	1.05%
Kerry W. Boekelheide	62.63	%(10)
All Executive Officers and Managers of the LLC as a Group (2 persons)	63.68%
Class C Interests
The Summit Group, Inc.	100.00	%(6)
All Executive Officers and Managers of the LLC as a Group (1 person)	100.00%

(1)	The LLC’s membership interests are presented as percentages of ownership, rather than in shares or units.

(2)	Steven T. Kirby has sole voting and investment power over Bellevue Partners, LLC.

(3)	Steven T. Kirby may be deemed to be the beneficial owner of Class A membership interests, including 10.04% of the Class A membership interests held by Bluestem Capital Company, L.L.C., in addition to the 5.36% of Class A interests held by Bellevue Partners, L.L.C., because of his sole voting and investment control over that entity. Mr. Kirby disclaims beneficial ownership of these securities except to the extent of his respective pecuniary interest therein. Voting and investment power for membership interests held by Bluestem Capital Company, LLC is as described in footnote (4). Mr. Kirby has sole voting and investment power for the remaining 1.6% securities beneficially held.

(4)	Bluestem Capital Company, LLC may be deemed to be the beneficial owner of Class A membership interests, including: 3.07% held by Bluestem Capital Partners I, LLC; 5.36% held by Bellevue Partners, LLC; 0.52% held by OSandY Partners, LLC; 0.60% held by Carrier Pasta, LLC; 4.59% held by Bluestem Growth & Income Fund, LLC; and 1.26% held by Bluestem Growth & Income Fund II, LLC. Bluestem Capital Company, LLC disclaims beneficial ownership of these securities except to the extent of its respective pecuniary interest therein. Steven T. Kirby has sole voting and investment power over membership interests held by Bluestem Capital Company, LLC and each of the entities listed in this footnote (4), except he shares voting and investment power over membership interests held by Carrier Pasta, LLC with John Dennis and Tyler Stowater.

(5)	Bluestem Capital Company may be deemed to be the beneficial owner of Class A-1 interests including: 6.44% held by Bluestem Growth & Income Fund II, LLC, 4.20% held by Bluestem Select Opportunities Fund, LLC, and 1.22% held by Bluestem Capital Investments, LLC. Bluestem Capital Company, LLC disclaims beneficial ownership of these securities except to the extent of its respective pecuniary interest therein. Steven T. Kirby has sole voting and investment power over membership interests held by Bluestem Growth & Income Fund II, LLC and Bluestem Select Opportunities Fund, LLC. Mr. Kirby shares voting and investment power over membership interests held by Bluestem Capital Investments, LLC with Tyler Stowater and Sandy Horst.

(6)	Mr. Boekelheide is the sole stockholder of The Summit Group, Inc. and holds sole investment and voting power over the membership interests held by The Summit Group, Inc.

(7)	Mr. Boekelheide may be deemed to be the beneficial owner of Class A membership interests, including: 2.79% held by TS One, Inc.; 2.19% held by KS Two, Inc.; and 3.13% held by KS Three, Inc. Mr. Boekelheide shares voting and investment power with James P. Koehler over membership interests held by KS Two, Inc. and KS Three, Inc. Mr. Boekelheide shares voting and investment power with Gary Tharaldson over membership interests held by TS One, Inc. Mr. Boekelheide disclaims beneficial ownership of these membership interests except to the extent of his pecuniary interest therein.

(8)	Mr. Stowater may be deemed the beneficial owner of Class A membership interests, including 0.6% held by Carrier Pasta, LLC. Mr. Stowater shares voting and investment power over Carrier Pasta, LLC with Steven T. Kirby and John Dennis. Mr. Stowater disclaims beneficial ownership of these membership interests except to the extent of his pecuniary interest therein.

(9)	Mr. Stowater may be deemed the beneficial owner of Class A-1 membership interests, including 1.22% held by Bluestem Capital Investments, LLC. Mr. Stowater shares voting and investment power over Bluestem Capital Investments, LLC with Steven T. Kirby and Sandy Horst. Mr. Stowater disclaims beneficial ownership of these membership interests except to the extent of his pecuniary interest therein

(10)	Mr. Boekelheide may be deemed the beneficial owner of Class B membership interests, including: 5.07% held by SHB, Inc.; and 57.56% held by The Summit Group, Inc. Mr. Boekelheide has shared investment and voting power in SHB, Inc. with Michael Sahli. Mr. Boekelheide disclaims beneficial ownership of these membership interests except to the extent of his pecuniary interest therein

PRINCIPAL HOLDERS FOLLOWING THE REORGANIZATION TRANSACTIONS

The following table presents information regarding the beneficial ownership of REIT common stock and OP units, following completion of the merger, IPO and the other reorganization transactions, with respect to:

•	each person who beneficially owns more than 5% of the REIT’s outstanding common stock;

•	each of the REIT’s directors and director nominees;

•	each of the REIT’s named executive officers; and

•	all directors, director nominees and executive officers of the REIT as a group.

Unless otherwise indicated, all shares of REIT common stock and OP units are owned directly and the indicated person has sole voting and investment power.

				Percentage of All
	Number of Shares			Shares and OP Units
	and OP Units		Percentage of	Beneficially
Name of Beneficial Owner	Beneficially Owned		All Shares(1)	Owned(2)

Kerry W. Boekelheide(3)	1,517,879		—	5.2%
Daniel P. Hansen(4)	—		—	—
Craig J. Aniszewski(5)	4,105		*	*
Stuart J. Becker(4)	—		—	—
Ryan A. Bertucci(4)	—		—	—
Bjorn R. L. Hanson	1,000	(6)	*	*
David S. Kay	1,000	(6)	*	*
Thomas W. Storey	1,000	(6)	*	*
Wayne W. Wielgus	1,000	(6)	*	*
All directors, independent director nominees and executive officers as a group (9 persons)	1,525,984		*	5.3%

*	Represents less than 1%

(1)	Assumes 18,866,667 shares of Summit REIT’s common stock are outstanding immediately following the IPO. In addition, amounts for individuals assume that all OP units held by the person are redeemed for shares of Summit REIT’s common stock, and amounts for all executive officers, directors and independent director nominees as a group assume all OP units held by them are exchanged for shares of Summit REIT’s common stock. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the OP units held by other persons are exchanged for shares of Summit REIT’s common stock.

(2)	Assumes a total of 18,866,667 shares of Summit REIT’s common stock and 10,100,000 OP units, which OP units may redeemed for cash or, at our election, shares of Summit REIT’s common stock as described in “Description of the Partnership Agreement,” are outstanding immediately following the IPO.

(3)	Upon completion of the IPO, Mr. Boekelheide will not beneficially own any shares of Summit REIT’s common stock, except in the form of OP units. Includes (i) 17,000 OP units to be issued to a revocable trust, the trustee and sole beneficiary of which is Mr. Boekelheide, in exchange for the trust’s membership interests in our predecessor; (ii) 1,109,164 OP units to be issued to The Summit Group in the merger in exchange for its membership interests in our predecessor; (iii) 74,829 OP units to be issued to The Summit Group in exchange for its Class B membership interest in Summit of Scottsdale; and (iv) an aggregate of 316,886 OP units to be issued to entities affiliated with Mr. Boekelheide other than The Summit Group, over which Mr. Boekelheide will share voting and investment power with individuals who are not affiliated with us. Excludes options to purchase 376,000 shares of Summit REIT’s common stock at the IPO price, none of which are vested.

(4)	Does not reflect options to be granted to Messrs. Hansen, Becker and Bertucci to purchase an aggregate of 329,000 shares of Summit REIT’s common stock at the IPO price, none of which has vested.

(5)	Upon completion of Summit REIT’s, Mr. Aniszewski will not beneficially own any shares of Summit REIT’s common stock, except in the form of OP units. Includes 4,105 OP units to be issued to Mr. Aniszewski in exchange for his Class B membership interests in our predecessor. Excludes options to purchase 235,000 shares of Summit REIT’s common stock at the IPO price, none of which are vested.

(6)	Summit REIT will grant 1,000 shares of its common stock to each initial independent director upon completion of the IPO.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The LLC, the OP and Summit REIT did not conduct arm’s length negotiations with respect to the terms of the reorganization transactions. In the course of structuring the reorganization transactions, Mr. Boekelheide, who is the sole owner of The Summit Group, Inc. and other members of Summit REIT’s management team had the ability to influence the type and level of benefits that they will receive in the reorganization transactions. Further, each of Messrs. Boekelheide, Hansen and Aniszewski are each currently members of the LLC’s board of managers. In addition, Mr. Boekelheide, his affiliates, including The Summit Group. and family members have substantial ownership interests in the LLC and the two Scottsdale, Arizona hotels that are being contributed to the OP as part of the reorganization transactions and will receive substantial economic benefits as a result of the reorganization transactions.

Merger Consideration

The chart below sets forth information regarding the adjusted capital contributions that correspond to the LLC membership interests beneficially owned by each of the managers and certain executive officers of the LLC as of July 31, 2010 and the consideration they will receive in the merger. Except as described in the footnotes to the table below, these membership interests are held directly by the executive officer or manager.

	Adjusted Capital Contribution in Summit Hotel Properties, LLC
	Class A		Class A-1		Class B		Class C	Total OP units
	Membership		Membership		Membership		Membership	to be Received in
Name	Interests		Interests		Interests		Interests	the Merger

Kerry W. Boekelheide	$6,003,831	(1)	$—		$3,818,328	(4)	$17,540,183	1,443,050
Daniel P. Hansen	—		—		—		—	—
Craig J. Aniszewski	—		—		77,842		—	4,105
Tyler Stowater	755,558	(2)	606,241	(3)	—		—	73,190
Robert G. Pulver	202,080		—		—		—	10,567
David A. Timpe	—		50,520		—		—	2,779

(1)	Mr. Boekelheide may be deemed to be the beneficial owner of Class A membership interests held by TS One, Inc.; KS Two, Inc. and held by KS Three, Inc. Mr. Boekelheide shares voting and investment power with James P. Koehler over the securities held by KS Two, Inc. and KS Three, Inc. Mr. Boekelheide shares voting and investment power with Gary Tharaldson over the securities held by TS One, Inc. Mr. Boekelheide disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)	Mr. Stowater may be deemed the beneficial owner of Class A membership interests held by Carrier Pasta, LLC. Mr. Stowater shares voting and investment power over Carrier Pasta, LLC with Steven T. Kirby and John Dennis. Mr. Stowater disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(3)	Mr. Stowater may be deemed the beneficial owner of membership interests held by Bluestem Capital Investments, LLC. Mr. Stowater shares voting and investment power over Bluestem Capital Investments, LLC with Steven T. Kirby and Sandy Horst. Mr. Stowater disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(4)	Mr. Boekelheide may be deemed the beneficial owner of Class B membership interests, including: 327,117 Class B membership interests held by SHB, Inc. and The Summit Group, Inc. Mr. Boekelheide has shared investment and voting power in SHB, Inc. with Michael Sahli. Mr. Boekelheide disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

Other Benefits

In addition to the OP units to be received in connection with the reorganization transactions, Messrs. Boekelheide, Hansen and Aniszewski will also benefit from the following:

•	employment agreements that will provide for salary, bonus and other benefits, including severance benefits in the event of a termination of employment in certain circumstances (see “Management—Compensation Discussion and Analysis—Employment Agreements”);

•	options to purchase an aggregate of 940,000 shares of Summit REIT’s common stock that will be granted to our executive officers upon completion of the reorganization transactions pursuant to the 2010 Equity Incentive Plan (see “Management—Compensation Discussion and Analysis—IPO Grants of Plan-Based Awards”);

•	agreements providing for indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against them as an officer and/or director of Summit REIT (see “Management—Indemnification Agreements” and “Material Provisions of Maryland Law and Summit REIT’s Charter and Bylaws”); and

•	redemption and registration rights under the limited partnership agreement with respect to OP units to be issued in the reorganization transactions (see “Description of the OP Units and Certain Terms of the Partnership Agreement”).

In consideration for assigning to them the existing hotel management agreements with the LLC, The Summit Group will receive a total cash payment from Interstate in the amount of $12,750,000.

The OP will also offer to enter into a tax protection agreement with The Summit Group in connection with the reorganization transactions. See “—The Reorganization—Tax Protection Agreements.” We anticipate that, pursuant to its tax protection agreement, The Summit Group will guarantee approximately $6 million of the OP’s liabilities following the reorganization transactions. If we fail to meet our obligations under the tax protection agreement, we may be required to reimburse The Summit Group for an estimated amount of the tax liabilities it incurs.

From time to time in the past, the LLC selectively utilized an aircraft owned by an entity owned by Mr. Boekelheide, and Summit REIT may use the aircraft going forward. The LLC historically paid fees for using the aircraft (including fuel, pilot fees and an allocable share of maintenance and depreciation) and Summit REIT expects to utilize the aircraft selectively on substantially the same terms.

Upon completion of the reorganization transactions, the OP expects to enter into a transition services agreement with The Summit Group under which the OP will reimburse for a limited time period any direct costs, including our pro rata portion of rent, telephone, utilities and other office, internal and overhead expenses, incurred by The Summit Group for any facilities or resources used by the OP. We will not pay any fees to The Summit Group for any of these resources or services.

Related Party Transactions Between the LLC and Its Affiliates Prior to the Reorganization Transactions

Since January 1, 2009 and through June 30, 2010, the LLC reimbursed a total of $6.8 million of expenses incurred by The Summit Group in its role of company manager and as manager of the LLC’s hotels. In addition, as of June 30, 2010, the LLC had accounts payable to The Summit Group in the amount of approximately $373,000 relating to reimbursement of development expenses for acquired properties and certain management expenses.

Summit Capital, a registered broker dealer, provided placement agent services to the LLC in connection with private offerings of the LLC’s securities. Mr. Boekelheide, is the sole owner and President of Summit Capital. Since January 1, 2009, the LLC paid Summit Capital approximately $571,000 in commissions and fees related to placements of securities.

Outside Business Interests

Following completion of the reorganization transactions, Mr. Boekelheide and other key members of our senior management team, including Messrs. Hansen and Aniszewski, will continue to serve as executive officers of The Summit Group. We will reimburse The Summit Group for payments it makes on behalf of each of Messrs. Boekelheide, Hansen and Aniszewski for health care benefits provided under the Exec-U-Care program. The Summit Group will continue to manage one hotel that is not owned by us, a Comfort Suites located in Tucson, Arizona. Summit REIT’s employment agreement with Mr. Boekelheide requires him to devote a substantial portion of his business time and attention to our business and its employment agreements with its other executive officers require our executives to devote substantially all of their business time and attention to our business. Summit REIT’s employment agreements with our other executives do not include a prohibition on competing with our company. In addition, Mr. Boekelheide, as well as our Executive Vice President and Chief Financial Officer, Mr. Becker, and our Vice President of Acquisitions, Mr. Bertucci, will continue to serve as officers of Summit Green Tiger. Summit Green Tiger co-manages two private investment funds, which own a total of six multi-family properties. We will not compete with these funds for investment opportunities. These outside business interests may reduce the amount of time that Messrs. Boekelheide, Hansen, Aniszewski, Becker and Bertucci are able to devote to our business. We expect a limited amount of time will be dedicated to these funds as they are closed and the co-manager oversees the day-to-day operations and investments of these funds.

Review and Approval of Future Transactions with Related Persons

Upon completion of the reorganization transactions, Summit REIT will adopt a written policy for the review and approval of related person transactions requiring disclosure under Rule 404(a) of Regulation S-K. We expect this policy to provide that the nominating and corporate governance committee will be responsible for reviewing and approving or disapproving all interested transactions, meaning any transaction, arrangement or relationship in which (1) the amount involved may be expected to exceed $120,000 in any fiscal year, (2) our company or one of our subsidiaries will be a participant, and (3) a related person has a direct or indirect material interest. A related person will be defined as an executive officer, director or nominee for election as director, or a greater than 5% beneficial owner of Summit REIT’s common stock, or an immediate family member of the foregoing. The policy may deem certain interested transactions to be pre-approved.

EXPERTS

The consolidated balance sheet of Summit Hotel OP, LP, as of July 12, 2010, and the consolidated financial statements of Summit Hotel Properties, LLC, as of and for the six-month period ended June 30, 2010, included in this proxy statement/prospectus have been audited by KPMG LLP, an independent registered public accounting firm. Such financial statements have been included in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, appearing elsewhere in this proxy statement/prospectus, and upon authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Summit Hotel Properties, LLC as of and for the years ended December 31, 2009 and 2008 included in this proxy statement/prospectus have been audited by Eide Bailly LLP, an independent registered public accounting firm, as indicated in their report with respect thereto appearing elsewhere in this proxy statement/prospectus. In addition, Eide Bailly LLP also audited the Company’s internal control over financial reporting as of December 31, 2009 as indicated in their report with respect thereto. Both reports have been incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The audited consolidated financial statements of Summit Hotel Properties, LLC for the year ended December 31, 2007 included in this proxy statement/prospectus have been audited by Gordon, Hughes & Banks, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto appearing elsewhere in this proxy statement/prospectus. This report has been incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

LEGAL MATTERS

Certain legal matters in connection with the merger will be passed upon for us by Hunton & Williams LLP, including certain federal income tax consequences of the reorganization transactions and the validity of the OP units offered by this proxy statement/prospectus.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of managers of the LLC is not aware of any business to be acted upon at the special meeting of LLC members other than as described in this proxy statement/prospectus. If any other matters should properly come before the special meeting, or any adjournment or postponement thereof, the persons named in the proxy will have discretion to vote on those other matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

The LLC files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information filed by the LLC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC maintains a website that contains reports and other information, including those filed by the LLC, at www.sec.gov.

The OP has filed a registration statement on Form S-4 to register the OP units to be issued in connection with the merger. This proxy statement/prospectus is part of the registration statement of the OP and is a prospectus of the OP and a proxy statement of the LLC for the special meeting. This proxy statement/prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to the OP and our OP units to be issued in the merger, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this proxy statement/prospectus as to the contents of any contract or other document referred to in this proxy statement/prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. The OP’s SEC filings, including the registration statement, are also available to you on the SEC’s website at www.sec.gov.

As a result of the merger, the OP will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports and will make available to our unitholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Upon completion of the merger and IPO, Summit REIT will maintain a website at www.shpreit.com that will include SEC filings and other information about Summit REIT and the OP.

SUMMIT HOTEL OP, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
JUNE 30, 2010

							Pro Forma
	Summit Hotel	Reclassification	Reclassified		Pro Forma		Summit Hotel
	Properties, LLC(A)	Adjustments(B)	Subtotal	Contribution(C)	Adjustments(D)		OP, LP
	(In thousands)

ASSETS
Cash and cash equivalents	$11,326		$11,326	$260,200	$(237,239	)(1)(2)(6)	$34,287
Restricted cash	1,385	$616	2,001				2,001
Trade receivables	4,417		4,417				4,417
Prepaid expenses and other	1,075		1,075				1,075
Property and equipment, net	460,632		460,632				460,632
Deferred charges and other assets, net	4,972		4,972		(385	)(3)	4,587
Land held for sale	23,242		23,242				23,242
Other assets	4,043		4,043				4,043
Restricted cash	616	(616)	—				—

Total assets	$511,708		$511,708				$534,284

LIABILITIES AND MEMBERS’/PARTNERS’ EQUITY
Current portion of long-term debt	$134,392	$(134,392)	$—				$—
Lines of credit	20,003	(20,003)	—				—
Accounts payable	1,145		1,145				1,145
Related party accounts payable	373		373				373
Accrued expenses	10,459		10,459				10,459
Mortgages and notes payable	270,201	154,395	424,596		$(225,156	)(1)	199,440

Total liabilities	436,573		436,573				211,417

Members’/Partners’ Equity:
Members’ equity	76,759		76,759		(76,759	)(4)	—
Partners’ equity	—		—	$260,200	(4,185	)(1)(3)(5)(6)	322,867
					66,852	(2)(4)
Noncontrolling interest	(1,624)		(1,624)		1,624	(4)	—

Total members’/partners’ equity	75,135		75,135				322,867

Total liabilities and members’/partners’ equity	$511,708		$511,708				$534,284

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

SUMMIT HOTEL OP, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

	Summit Hotel						Pro Forma
	Properties,	Presentation		Reclassified	Pro Forma		Summit
	LLC(A)	Adjustments(B)		Subtotal	Adjustments		OP, LP
	(In thousands, except per-share data)

REVENUE
Room revenues	$65,939			$65,939			$65,939
Other hotel operations revenues	1,273			1,273			1,273

Total revenues	67,212			67,212			67,212
EXPENSES
Hotel operating expenses:
Direct hotel operations	23,026	$(23,026	)(1)	—			—
Other hotel operating expenses	9,177	(9,177	)(2)	—			—
General, selling and administrative	12,097	(12,097	)(3)	—			—
Repairs and maintenance	2,074	(2,074	)(4)	—			—
Rooms	—	20,048	(1)	20,048			20,048
Other direct	—	8,287	(2)(3)(4)	8,287			8,287
Other indirect	—	17,681	(1)(2)(3)(5)	17,681	$622	(C)	18,303
Other	—	302	(3)	302			302

Total hotel operating expenses	46,374			46,318			46,940
Depreciation and amortization	13,522			13,522	(234	)(D)	13,288
Corporate general and administrative:
Salaries and other compensation				—	1,683	(E)	1,683
Equity-based compensation				—	699	(F)	699
Other					916	(E)	916
Hotel property acquisition costs	—	56	(5)	56			56
Loss on impairment of assets	—			—			—

Total expenses	59,896			59,896			63,582

Income (loss) from operations	7,316			7,316			3,630

Other income (expense):
Interest income	24			24			24
Interest expense	(12,701)			(12,701)	7,502	(G)	(5,199)
Loss on disposal of assets	(40)			(40)			(40)

Total other expense	(12,717)			(12,717)			(5,215)

Loss from continuing operations	(5,401)			(5,401)			(1,585)

Net loss before income taxes	(5,401)			(5,401)			(1,585)

Income tax expense	(228)			(228)	(272	)(H)	(500)

Net loss	$(5,629)			$(5,629)			$(2,085)

Pro forma earnings per unit:
Basic							(0.07)
Diluted							(0.07)
Pro forma weighted-average number of units
Basic							28,966,667
Diluted							28,966,667

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

SUMMIT HOTEL OP, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

							Pro Forma
	Summit Hotel						Summit
	Properties,	Presentation		Reclassified	Pro Forma		Hotel
	LLC(A)	Adjustments(B)		Subtotal	Adjustments		OP, LP
	(In thousands, except per-share data)

REVENUE
Room revenues	$118,960			$118,960			$118,960
Other hotel operations revenues	2,240			2,240			2,240

Total revenues	121,200			121,200			121,200
EXPENSES
Hotel operating expenses:
Direct hotel operations	42,071	$(42,071	)(1)	—			—
Other hotel operating expenses	16,987	(16,987	)(2)	—			—
General, selling and administrative	24,017	(24,017	)(3)	—			—
Repairs and maintenance	6,152	(6,152	)(4)	—			—
Rooms	—	36,720	(1)	36,720			36,720
Other direct	—	18,048	(2)(3)(4)	18,048			18,048
Other indirect	—	32,389	(1)(2)(3)(5)	32,389	$1,110	(C)	33,499
Other	—	681	(3)	681			681

Total hotel operating expenses	89,227			87,838			88,948
Depreciation and amortization	23,971			23,971	(883	)(D)	23,088
Corporate general and administrative:
Salaries and other compensation	—			—	3,564	(E)	3,564
Equity-based compensation	—			—	1,337		1,337
Other	—			—	1,633	(E)	1,633
Hotel property acquisition costs	—	1,389	(5)	1,389			1,389
Loss on impairment of assets	7,506			7,506			7,506

Total expenses	120,704			120,704			127,465

Income (loss) from operations	496			496			(6,265)

Other Income (Expense):
Interest income	50			50			50
Interest expense	(18,321)			(18,321)	9,269	(G)	(9,052)
Loss on disposal of assets	(4)			(4)			(4)

Total other expense	(18,275)			(18,275)			(9,006)

Loss from continuing operations	(17,779)			(17,779)			(15,271)
Income from discontinued operations	1,465			1,465	(1,465	)(H)	—

Net Loss before income taxes	(16,314)			(16,314)			(15,271)
Income tax expense	—			—	(840	)(I)	(840)

Net loss	$(16,314)			$(16,314)			$(16,111)

Pro forma earnings per unit:
Basic							(0.56)
Diluted							(0.56)
Pro forma weighted-average number of units
Basic							28,966,667
Diluted							28,966,667

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

SUMMIT HOTEL OP, LP

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER-SHARE AND OP UNIT DATA)

1.	Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements are presented to reflect:

(i) the contribution of the net proceeds of the initial public offering of Summit Hotel Properties, Inc. (the “Company”) in an amount of approximately $260,200, after the payment of the underwriting discount and after the payment of offering-related expenses of approximately $3,620, to Summit Hotel OP, LP (the “Operating Partnership”) in exchange for units of limited partnership interest (“OP Units”) that represent an approximate 65% partnership interest in the Operating Partnership, including the sole general partnership interest;

(ii) the contribution to the Operating Partnership of the membership interests in Summit Group of Scottsdale, Arizona, LLC (“Summit of Scottsdale”) held by The Summit Group, Inc. (“The Summit Group”) and an unaffiliated third-party investor in exchange for an aggregate of 106,008 OP units;

(iii) the merger of Summit Hotel Properties, LLC (the “Predecessor”) with and into the Operating Partnership, with the Predecessor as the acquiror for accounting purposes, and the issuance by the Operating Partnership of an aggregate of 9,993,992 OP units to the former Class A, Class A-1, Class B and Class C members of the Predecessor in exchange for their membership interests in the Predecessor; and

(iv) the repayment of approximately $225,156 of outstanding indebtedness and the payment of estimated costs and expenses of approximately $3,800 recognized in connection with the retirement of this indebtedness.

Following completion of the merger, the historical consolidated financial statements of the Predecessor will become the historical consolidated financial statements of the Operating Partnership, and the assets and liabilities of the Operating Partnership will be recorded at their respective historical carrying values as of the date of completion of the merger.

The unaudited pro forma balance sheet assumes each of these transactions occurred on June 30, 2010. The unaudited pro forma statements of operations and other operating data assumes each of these transactions occurred on January 1, 2009. The unaudited pro forma condensed consolidated balance sheet is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position would have been had the transactions referred to above occurred on June 30, 2010, nor does it purport to represent the future financial position of the Company. The unaudited pro forma condensed consolidated statements of operations are presented for illustrative purposes only and are not necessarily indicative of what the actual results of operations would have been had the transactions referred to above occurred on January 1, 2009, nor does it purport to represent the future results of operations of the Company. In the opinion of management of the Company, all material adjustments to reflect the effects of the preceding transactions have been made.

2.  Adjustments to the Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2010:

(A) Represents the Predecessor’s unaudited condensed consolidated balance sheet as of June 30, 2010.

(B) Reflects the following adjustments to reclassify certain prior period amounts in the Predecessor’s historical balance sheet to the Operating Partnership’s intended presentation:

•	To reclassify restricted cash (current and noncurrent) into one account.

•	To reclassify current maturities and notes payable into one account.

SUMMIT HOTEL OP, LP

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(C) Reflects the Company’s contribution of $260,200 to the Operating Partnership of net proceeds from the issuance of shares of common stock of the Company.

(D) (1) Reflects the retirement of outstanding indebtedness being repaid with net proceeds from the Company’s contribution:

First National Bank of Omaha/Acquisition Line of Credit	$20,003
First National Bank of Omaha/Line of Credit Pool One	20,400
Lehman Brothers Bank	77,914
Marshall & Ilsley Bank	21,420
Fortress Credit Corp.	85,419

Total	$225,156

(2) Reflects the payment, immediately prior to the merger, of priority distributions in the amount of approximately $8,283 to the Predecessor’s Class A and Class A-1 members accrued but unpaid through August 31, 2010, pursuant to the terms of the merger agreement between the Predecessor and the Operating Partnership.

(3) Reflects the write-off of deferred financing costs of approximately $385 associated with the retirement of certain indebtedness being repaid with the Company’s contribution to the Operating Partnership of the net proceeds from the Company’s initial public offering.

(4) Reflects the reclassification of members’ equity of the Predecessor and the noncontrolling interests of the Predecessor into partners’ equity upon completion of the Company’s initial public offering.

(5) Reflects the effects of the issuance of 4,000 shares of common stock of the Company to non-employee directors of the Company.

(6) Reflects prepayment penalties and other fees of approximately $3,800 related to the retirement of certain indebtedness being repaid with net proceeds from the Company’s initial public offering.

3.	Adjustments to the Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2010:

(A) Represents the Predecessor’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2010.

(B) Reflects the following adjustments to reclassify certain prior period amounts in the Predecessor’s historical statement of operations to the Operating Partnership’s intended presentation:

(1) To reclassify: (a) $20,048 of direct hotel operations expense (wages, payroll taxes and benefits, linens, cleaning and guestroom supplies and complimentary breakfast) as rooms expense; and (b) $2,978 of direct hotel operations expense (franchise royalties) as other indirect expense.

(2) To reclassify: (a) $4,070 of other hotel operating expense (utilities and telephone) as other direct expense; and (b) $5,107 of other hotel operating expense (property taxes, insurance and cable) as other indirect expense.

(3) To reclassify: (a) $2,143 of general, selling and administrative expense (office supplies, advertising, miscellaneous operating expenses and bad debt expense) as other direct expenses; (b) $9,652 of general, selling and administrative expense (credit card/travel agent commissions, management company expenses and management company legal and accounting fees and franchise fees) as indirect expenses;

SUMMIT HOTEL OP, LP

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and (c) $302 of general, selling and administrative expense (ground rent and other expense) as other expense.

(4) To reclassify $2,074 of repairs and maintenance expense as other direct expenses.

(5) To reclassify $56 of other indirect expense (hotel startup costs) as hotel property acquisition costs.

(C) Reflects the elimination of accounting and management expense historically paid to The Summit Group under hotel management agreements and an adjustment to other indirect expense to reflect contractual payments under new hotel management agreements to be entered into by the Operating Partnership’s TRS lessees with Interstate upon completion of the Company’s initial public offering.

Historical accounting expense reimbursement	$(329)
Historical management expense reimbursement	(1,611)

Historical amounts paid to The Summit Group	(1,940)
Base management fee under new hotel management agreements	2,016
Accounting expense reimbursement under new hotel management agreements	546
Incentive management fee payable under new hotel management agreements	—

Amounts payable to Interstate under new hotel management agreements	$622

(D) Reflects the elimination of $234 of deferred financing cost amortization expense related to indebtedness being repaid with net proceeds from the Company’s contribution.

(E) Reflects the expected increase in general and administrative expenses as a result of the Company becoming a publicly traded company, which expenses will be paid by the Operating Partnership. These expenses include, but are not limited to, incremental salaries, fees paid to the Company’s non-employee directors, directors and officers insurance and other compliance costs.

(F) Reflects $699 of expense associated with the grant of an aggregate of 4,000 shares of the Company’s common stock to non-employee directors upon completion of the initial public offering and the grant of options to purchase an aggregate of 940,000 shares of the Company’s common stock to certain executive officers upon completion of the initial public offering. The Company intends to calculate the grant date fair value of the stock options to be granted to certain executive offers upon completion of the Company’s initial public offering using a Black-Scholes option-pricing model. The stock options will vest ratably over a five-year period beginning on the first anniversary of the date of grant and will have an exercise price equal to the initial public offering price of the Company’s common stock. The assumptions used in the fair value determination of the stock options to be granted to certain executive officers are summarized as follows: (1) risk-free interest rate of 2.98% based on the 10-year U.S. Treasury rate as of August 4, 2010; (2) expected volatility of 60.53% based on an analysis of a peer group of comparable entities; (3) expected dividend yield of 2%; and (4) weighted-average expected life of 5 years. The weighted-average grant date fair value of the stock options to be granted to certain executive officers is anticipated to be $6,385,884.

(G) Reflects a reduction of an aggregate of $7,502 in interest expense as a result of the repayment of indebtedness with net proceeds of the Company’s contribution.

(H) Reflects the adjustment to recognize income tax expense on the taxable income of Summit TRS, the Operating Partnership’s taxable REIT subsidiary, assuming the Company had elected REIT status and the TRS leases were in place as of January 1, 2009.

SUMMIT HOTEL OP, LP

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Adjustments to the Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2009:

(A) Represents the Predecessor’s audited consolidated statement of operations for the year ended December 31, 2009.

(B) Reflects the following adjustments to reclassify certain prior period amounts in the Predecessor’s historical statement of operations to the Operating Partnership’s intended presentation:

(1) To reclassify: (a) $36,720 of direct hotel operations expense (wages, payroll taxes and benefits, linens, cleaning and guestroom supplies and complimentary breakfast) as rooms expense; and (b) $5,351 of direct hotel operations expense (franchise royalties) as other indirect expense.

(2) To reclassify: (a) $7,642 of other hotel operating expense (utilities and telephone) as other direct expense; and (b) $9,345 of other hotel operating expense (property taxes, insurance and cable) as other indirect expense.

(3) To reclassify: (a) $4,254 of general, selling and administrative expense (office supplies, advertising, miscellaneous operating expenses and bad debt expense) as other direct expenses; (b) $19,082 of general, selling and administrative expense (credit card/travel agent commissions, management company expenses, management company legal and accounting fees and franchise fees) as other indirect expenses; and (c) $681 of general, selling and administrative expense (ground rent and other expense) as other expense.

(4) To reclassify $6,152 of repairs and maintenance expense as other direct expenses.

(5) To reclassify $1,389 of other indirect expense (hotel startup costs) as hotel property acquisition costs.

(C) Reflects the elimination of accounting and management expense historically paid to The Summit Group under hotel management agreements and an adjustment to other indirect expense to reflect contractual payments under new hotel management agreements to be entered into by the Operating Partnership’s TRS lessees with Interstate upon completion of the initial public offering.

Historical accounting expense reimbursement	$(589)
Historical management expense reimbursement	(3,029)

Historical amounts paid to The Summit Group	(3,618)
Base management fee under new hotel management agreements	3,636
Accounting expense reimbursement under new hotel management agreements	1,092
Incentive management fee payable under new hotel management agreements	—

Amounts payable to Interstate under new hotel management agreements	$1,110

(D) Reflects the elimination of $883 of deferred financing cost amortization expense related to indebtedness being repaid with net proceeds from the Company’s contribution.

(E) Reflects the expected increase in general and administrative expenses as a result of the Company becoming a publicly traded company, which expenses will be paid by the Operating Partnership. These expenses include, but are not limited to, incremental salaries, fees paid to the Company’s non-employee directors, directors and officers insurance and other compliance costs.

(F) Reflects $1,337 of expense associated with the grant of an aggregate of 4,000 shares of the Company’s common stock to non-employee directors upon completion of the initial public offering and the grant of options to purchase an aggregate of 940,000 shares of the Company’s common stock to certain

SUMMIT HOTEL OP, LP

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

executive officers upon completion of the initial public offering. The Company intends to calculate the grant date fair value of the stock options to be granted to certain executive offers upon completion of the Company’s initial public offering using a Black-Scholes option-pricing model. The stock options will vest ratably over a five-year period beginning on the first anniversary of the date of grant and will have an exercise price equal to the initial public offering price of the Company’s common stock. The assumptions used in the fair value determination of the stock options to be granted to certain executive officers are summarized as follows: (1) risk-free interest rate of 2.98% based on the 10-year U.S. Treasury rate as of August 4, 2010; (2) expected volatility of 60.53% based on an analysis of a peer group of comparable entities; (3) expected dividend yield of 2%; and (4) weighted-average expected life of 5 years. The weighted-average grant date fair value of the stock options to be granted to certain executive officers is anticipated to be $6,385,884.

(G) Reflects a reduction of an aggregate of $9,269 in interest expense as a result of the repayment of indebtedness with net proceeds of the Company’s contribution.

(H) To remove income from discontinued operations of $1,465 included in the Predecessor’s statement of operations for the year ended December 31, 2009.

(I) Reflects the adjustment to recognize income tax expense on the taxable income of Summit TRS, the Operating Partnership’s taxable REIT subsidiary, assuming the Company had elected REIT status and the TRS leases were in place as of January 1, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners
Summit Hotel OP, LP

We have audited the accompanying balance sheet of Summit Hotel OP, LP (the “Partnership”) as of July 12, 2010. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet also includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Summit Hotel OP, LP as of July 12, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Omaha, Nebraska
August 6, 2010

SUMMIT HOTEL OP, LP

CONSOLIDATED BALANCE SHEET
JULY 12, 2010

(In thousands)
Assets
Cash and total assets	$—

Liabilities and Partners’ Equity
Liabilities	$—

Partners’ Equity
General Partner’s Equity	—
Limited Partners’ Equity	—
Retained Earnings	—

Total Partners’ Equity	—

Total Liabilities and Partners’ Equity	$—

See accompanying notes to consolidated balance sheet

SUMMIT HOTEL OP, LP

NOTES TO CONSOLIDATED BALANCE SHEET
JULY 12, 2010

Note 1—	Organization and Summary of Significant Accounting Policies

Summit Hotel OP, LP (the “Operating Partnership”) intends to file a registration statement on Form S-4 to register the issuance of units of limited partnership interest (“OP Units”) expected to be issued in exchange for membership interests of Summit Hotel Properties, LLC (the “Predecessor”) in a merger of the Predecessor with and into the Operating Partnership, with the Operating Partnership surviving the merger (the “Merger”). Concurrently with the filing of this registration statement on Form S-4, Summit Hotel Properties, Inc. (“Summit REIT”), a newly formed Maryland corporation, that is the general partner of the Operating Partnership, will file a registration statement on Form S-11 to register the issuance of shares of its common stock in an initial public offering (the “IPO”) expected to be completed concurrently with completion of the Merger.

Immediately following the Merger, the Operating Partnership will hold, directly or indirectly through its subsidiaries, the Predecessor’s owned real property and substantially all of the liabilities of the Predecessor immediately prior to the Merger, excluding the indebtedness of the Predecessor to be repaid with net proceeds of the IPO. For accounting purposes, the Predecessor will be the acquirer in the Merger. The historical consolidated financial statements of the Predecessor will become the historical consolidated financial statements of the Operating Partnership and Summit REIT after the merger. Accordingly, at the time of the Merger, the consolidated balance sheet of the Operating Partnership and Summit REIT will include the owned real property and the related mortgage indebtedness to third parties on the real property noted above at their historical carrying values. The consolidated statements of operations and cash flows of the Operating Partnership and Summit REIT will consist solely of their operations after the Merger.

The Operating Partnership’s initial portfolio will consist of 65 upscale and midscale without food and beverage hotels with a total of 6,533 guestrooms located in small, mid-sized and suburban markets throughout the United States in 19 states. All of the hotels will be leased to the Operating Partnership’s wholly owned taxable REIT subsidiary, Summit Hotel TRS, Inc. (“TRS Lessee”), a Delaware corporation, and its wholly owned subsidiaries.

Summit REIT has made an initial investment of $1 and $99 in the Operating Partnership, for general partner and limited partner interests, respectively. The Operating Partnership has had no operations since its organization.

Note 2—	Income Taxes

The Operating Partnership is a limited partnership and, as such, all federal taxable income flows through and is taxable to its partners.

The Operating Partnership has elected to pay state income taxes at the partnership level in all of the states in which it does business.

Any income earned by our TRS Lessee, a taxable C-corporation, will be fully subject to federal, state and local corporate income tax.

Report of Independent Registered Public Accounting Firm

The Board of Managers
Summit Hotel Properties, LLC
Sioux Falls, South Dakota:

We have audited the accompanying consolidated balance sheet of Summit Hotel Properties, LLC and subsidiaries (the Company) as of June 30, 2010, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the six-month period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Hotel Properties, LLC and subsidiaries as of June 30, 2010, and the results of their operations and their cash flows for the six-month period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Omaha, Nebraska
September 21, 2010

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED BALANCE SHEET
JUNE 30, 2010

2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11,326,378
Restricted cash	1,385,341
Trade receivables	4,416,070
Prepaid expenses and other	1,075,001

Total current assets	18,202,790
PROPERTY AND EQUIPMENT, NET	460,632,473

OTHER ASSETS
Deferred charges and other assets, net	4,971,985
Land held for sale	23,242,004
Other noncurrent assets	4,043,232
Restricted cash	615,692

Total other assets	32,872,913

TOTAL ASSETS	$511,708,176

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$134,392,600
Lines of credit	20,002,943
Accounts payable	1,144,639
Related party accounts payable	373,260
Accrued expenses	10,459,194

Total current liabilities	166,372,636

LONG-TERM DEBT, NET OF CURRENT PORTION	270,200,679

COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY
Class A, 1,166.62 units issued and outstanding	57,219,292
Class A-1, 437.83 units issued and outstanding	33,685,897
Class B, 81.36 units issued and outstanding	1,389,790
Class C, 173.60 units issued and outstanding	(15,535,655)

Total Summit Hotel Properties, LLC members’ equity	76,759,324
Noncontrolling interest	(1,624,463)

Total members’ equity	75,134,861

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$511,708,176

See accompanying notes to consolidated financial statements.

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 (UNAUDITED)

	2010	2009
		(Unaudited)

REVENUES
Room revenues	$65,938,663	$59,475,561
Other hotel operations revenues	1,273,783	1,118,314

	67,212,446	60,593,875

COSTS AND EXPENSES
Direct hotel operations	23,026,426	20,472,632
Other hotel operating expenses	9,177,042	8,150,996
General, selling and administrative	12,097,062	11,970,928
Repairs and maintenance	2,074,168	3,637,602
Depreciation and amortization	13,521,822	11,383,720

	59,896,520	55,615,878
INCOME FROM OPERATIONS	7,315,926	4,977,997

OTHER INCOME (EXPENSE)
Interest income	23,559	18,419
Interest (expense)	(12,701,101)	(8,337,655)
Gain (loss) on disposal of assets	(39,389)	24,560

	(12,716,931)	(8,294,676)
INCOME (LOSS) FROM CONTINUING OPERATIONS	(5,401,005)	(3,316,679)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	—	1,800,544

NET INCOME (LOSS) BEFORE INCOME TAXES	(5,401,005)	(1,516,135)
STATE INCOME TAX (EXPENSE)	(228,185)	—

NET INCOME (LOSS)	(5,629,190)	(1,516,135)

NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	—	(185,912)

NET INCOME (LOSS) ATTRIBUTABLE TO SUMMIT HOTEL PROPERTIES, LLC	$(5,629,190)	$(1,330,223)

BASIC AND DILUTED EARNINGS PER $100,000 CAPITAL UNIT	$(3,027.41)	$(792.13)

WEIGHTED AVERAGE NUMBER OF UNITS OUTSTANDING FOR CALCULATION OF BASIC AND DILUTED EARNINGS PER CAPITAL UNIT (based on $100,000 investment)	1,859.41	1,679.29

See accompanying notes to consolidated financial statements.

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010

							Equity
							Attributable
	# of						to
	Capital						Noncontrolling
	Units	Class A	Class A-1	Class B	Class C	Total	Interest

BALANCES, JANUARY 1, 2010	1,859.41	$59,961,958	$34,244,056	$1,804,718	$(13,086,957)	$82,923,775	$(1,624,463)
Net income (loss)	—	(2,348,948)	(416,616)	(414,928)	(2,448,698)	(5,629,190)	—
Distributions to members	—	(393,718)	(141,543)	—	—	(535,261)	—

BALANCES, JUNE 30, 2010	1,859.41	$57,219,292	$33,685,897	$1,389,790	$(15,535,655)	$76,759,324	$(1,624,463)

See accompanying notes to consolidated financial statements.

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 (UNAUDITED)

	2010	2009
		(Unaudited)

OPERATING ACTIVITIES
Net income (loss)	$(5,629,190)	$(1,516,135)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	13,521,822	11,476,226
Amortization of prepaid lease	23,700	—
Unsuccessful project costs	—	815,209
(Gain) loss on disposal of assets	39,389	(1,619,446)
Changes in current assets and liabilities:
Trade receivables	(1,807,872)	(1,205,207)
Prepaid expenses and other	341,479	1,140,728
Accounts payable and related party accounts payable	(64,614)	(4,036,052)
Accrued expenses	1,277,181	(1,359,951)
Restricted cash released (funded)	369,712	(184,307)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	8,071,607	3,511,065

INVESTING ACTIVITIES
Land and hotel acquisitions and construction in progress	(604,232)	(8,531,400)
Purchases of other property & equipment	(1,018,274)	(6,376,188)
Proceeds from asset dispositions, net of closing costs	7,246	413,751
Restricted cash released (funded)	(284,502)	601,069

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,899,762)	(13,892,768)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	3,348,350	—
Principal payments on long-term debt	(3,479,721)	(3,307,485)
Financing fees on long-term debt	(963,060)	(467,492)
Proceeds from issuance of notes payable and line of credit	—	3,768,831
Principal payments on notes payable and line of credit	(1,455,000)	(276,329)
Proceeds from equity contributions	—	9,516,002
Distributions to members	(535,261)	(5,854,031)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,084,692)	3,379,496

NET CHANGE IN CASH AND CASH EQUIVALENTS	3,087,153	(7,002,207)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	8,239,225	18,153,435

CASH AND CASH EQUIVALENTS END OF PERIOD	$11,326,378	$11,151,228

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2010	2009
		(Unaudited)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest, net of the amounts capitalized below	$12,357,600	$8,347,799

Interest capitalized	$—	$1,827,091

Cash payments for state income taxes	$51,386	$526,053

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCIAL INFORMATION:
Construction in progress financed through related party accounts payable	$—	$740,101

Construction in progress financed through accounts payable	$—	$9,721,200

Construction in progress financed through issuance of debt	$—	$27,304,006

Issuance of long-term debt to refinance existing long-term debt	$—	$8,440,000

Conversion of debt to equity	$—	$2,449,150

Sale proceeds used to payoff long-term debt	$—	$3,510,214

See accompanying notes to consolidated financial statements.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010 AND JUNE 30, 2009 (UNAUDITED)

NOTE 1—	PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Summit Hotel Properties, LLC, “the Company”, (a South Dakota limited liability company) was organized January 8, 2004, and is engaged in the business of developing, owning and operating hotel properties.

The Company has agreements for the use of various trade names, trademarks and service marks which include Carlson Hospitality, Choice Hotels International, Hilton Hotel Corporation, Intercontinental Hotels Group, Hyatt Hotel Corporation and Marriott International. The Company also owns and operates one independent non-franchised hotel. As of June 30, 2010, the Company owned and managed 65 hotels, representing approximately 6,533 rooms located in 19 states. The Company’s hotel properties are located throughout various regions of the United States. Hotels operating in any given region are potentially susceptible to adverse economic and competitive conditions as well as unique trends associated with that particular region. The potential adverse affect of such conditions on the Company’s business, financial position, and results of its operations is mitigated due to the diversified locations of the Company’s properties. The Company has only one operating segment.

Basis of Presentation and Consolidation

The Company is a 49% owner and the primary beneficiary of Summit Group of Scottsdale, AZ, LLC (“Scottsdale”), which qualifies as a variable interest entity. Accordingly, the financial position and results of operations and cash flows of Scottsdale have been included in the accompanying consolidated financial statements. The entity was formed for the purpose of purchasing two hotel properties in Scottsdale, AZ and its activities primarily relate to owning and operating those two hotel properties. As of June 30, 2010 and for the six months then ended, Scottsdale had assets of $20,573,594, liabilities of $14,419,554, revenues of $3,595,093, and expenses of $2,918,698. Included in the consolidated assets are assets as of June 30, 2010 totaling $18,288,832 which represent collateral for obligations of Scottsdale. The Company’s maximum exposure to loss is $6,154,040. Apart from that amount, creditors and the beneficial holders of Scottsdale have no recourse to the assets or general credit of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. The Company is a Class A Member and receives a 10% priority distribution on its capital contribution before distributions to other classes. Class A members may also receive additional operating distributions based on their Sharing Ratio. These additional distributions are determined by the managing member and are based on excess cash from operations after normal operating expenses, loan payments, priority distributions, and reserves. Any income generated by the LLC is first allocated to Class A members up to the 10% priority return.

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation. Topic 810 requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE for consolidation purposes. The primary beneficiary of a VIE is the enterprise that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and also has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits of the VIE that could potentially be significant to the VIE. The provisions of Topic 810 were effective January 1, 2010. Prior to January 1, 2010, the Company accounted for its ownership of Scottsdale under FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities an Interpretation of ARB No. 51, codified under Topic 810. Variable interest entities (“VIEs”) are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. In applying Topic 810, management has utilized available information and reasonable assumptions

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and estimates in evaluating whether an entity is a VIE and which party is the primary beneficiary. These assumptions and estimates are subjective and the use of different assumptions could result in different conclusions.

Beginning on October 1, 2004, the Company considered its interest in Summit Group of Scottsdale, AZ, LLC a VIE in which the Company is the primary beneficiary. As per the provisions of Topic 810, the Company’s interest in the VIE has been included in the accompanying consolidated financial statements.

The Company is the 100% owner of several special purpose entities which were established due to various lending requirements. These entities include Summit Hospitality I, LLC; Summit Hospitality II, LLC; Summit Hospitality III, LLC; Summit Hospitality IV, LLC; and Summit Hospitality V, LLC. All assets, liabilities, revenues, and expenses of these wholly-owned subsidiaries are reflected in the consolidated financial statements.

Interim Unaudited Financial Information

The accompanying interim unaudited financial information for the six months ended June 30, 2009 has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments and eliminations, consisting only of normal recurring adjustments, have been included. The results of operation for such interim period is not necessarily indicative of the results for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At times, cash on deposit may exceed the federally insured limit. The Company maintains its cash with high credit quality financial institutions. Due to the financial institution crisis and economic downturn that occurred in the second half of 2008, management has assessed the risks of each of the financial institutions where the Company has deposits in excess of insured limits and believes the risk of loss to still be minimal.

Receivables and Credit Policies

Trade receivables are uncollateralized customer obligations resulting from the rental of hotel rooms and the sales of food, beverage, catering and banquet services due under normal trade terms requiring payment upon receipt of the invoice. Trade receivables are stated at the amount billed to the customer and do not accrue interest. Customer account balances with invoices dated over 60 days old are considered delinquent. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company reviews the collectability of receivables monthly. A provision for losses on receivables is determined on the basis of previous loss experience and current economic conditions. Since there were no material uncollectible receivables, no allowance for doubtful accounts was recorded as of June 30, 2010. The Company incurred bad debt expense of $19,596 for six months ended June 30, 2010.

Property and Equipment

Buildings and major improvements are recorded at cost and depreciated using the straight-line method over 27 to 40 years, the estimated useful lives of the assets. Hotel equipment, furniture and fixtures are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets of 2 to 15 years. The Company periodically re-evaluates fixed asset lives based on current assessments of remaining utilization that may result in changes in estimated useful lives. Such changes are accounted for prospectively and will increase or decrease depreciation expense. Depreciation expense from continuing operations for the six months ended June 30, 2010 totaled $13,521,822. Expenditures that materially extend a property’s life are capitalized. These costs may include hotel refurbishment, renovation and remodeling expenditures. Normal maintenance and repair costs are expensed as incurred. When depreciable property is retired or disposed of, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is reflected in current operations.

Capitalized Development and Interest Costs

The Company capitalizes all hotel development costs and other direct overhead costs related to the purchase and construction of hotels. Additionally, the Company capitalizes the interest costs associated with constructing new hotels. Capitalized development, direct overhead and interest are depreciated over the estimated lives of the respective assets. Organization and start-up costs are expensed as incurred. For the six months ended June 30, 2010, the Company capitalized interest of $0.

Assets Held for Sale

Properties are classified as other noncurrent assets when management determines that they are excess and intends to list them for sale. These assets are recorded at the lower of cost or fair value less costs to sell and consist of land and related improvements at June 30, 2010. Properties are classified as assets held for sale when they are under contract for sale, or otherwise probable that they will be sold within the next twelve months.

Long-Lived Assets and Impairment

The Company applies the provisions of FASB ASC 360, Property Plant and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FASB ASC 360 requires a long-lived asset to be sold to be classified as “held for sale” in the period in which certain criteria are met, including that the sale of the asset within one year is probable and recorded at the lower of its carrying amount or fair value less costs to sell. FASB ASC 360 also requires that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale be reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the Company’s ongoing operations.

The Company periodically reviews the carrying value of its long-term assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if an impairment exists. If an impairment exists, the Company would determine the fair value by using quoted market prices, if available for

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets and adjust the carrying amount to fair value.

Deferred Charges

These assets are carried at cost and consist of deferred financing fees and initial franchise fees. Costs incurred in obtaining financing are capitalized and amortized on the straight-line method over the term of the related debt, which approximates the interest method. Initial franchise fees are capitalized and amortized over the term of the franchise agreement using the straight-line method. Amortization expense from continuing operations for the six months ended June 30, 2010 totaled $819,261.

Restricted Cash

Restricted cash consists of certain funds maintained in escrow for property taxes, insurance and certain capital expenditures. Funds may be disbursed from the account upon proof of expenditures and approval from the lenders.

Income Taxes

Summit Hotel Properties, LLC is a limited liability company and, as such, all federal taxable income of the limited liability company flows through and is taxable to the members of the Company. The Company has adopted the provisions of FASB ASC 740, Income Taxes, on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption and as of June 30, 2010, there were no unrecognized tax benefits.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2006.

The Company has elected to pay state income taxes at the Company level in all of the states in which it does business. The Company’s estimated state income tax expenses at current statutory rates were $228,185 for the six months ended June 30, 2010.

Members’ Capital Contributions and Profit and Loss Allocations

The Company is organized as a limited liability company and can issue to its members Class A, Class A-1, Class B and Class C units.

Approximate sharing ratios for the six months ended June 30, 2010 are as follows:

Class A	42%
Class A-1	7
Class B	7
Class C	44

100%

The limited liability company operating agreement provides that net profits are allocated to cover a 10% priority return to Class A members, 8% priority return to Class A-1 members, then the balance is allocated based on Sharing Ratios. Net losses are allocated to members based on Sharing Ratios.

Only Class A and A-1 members contribute capital. These members receive an 8-10% priority return on their capital contributions before distributions to other classes. Class A and A-1 members may also receive additional operating distributions based on their Sharing Ratio. These additional distributions are determined

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by the managing member and are based on excess cash from operations after normal operating expenses, loan payments, priority distributions, and reserves. Class A and A-1 members have voting rights on creation of new classes of membership, amendments to the Articles of Organization, and dissolution of the Company. Class B members do not have voting rights and receive distributions in accordance with their Sharing Ratio after Class A and A-1 members have received their priority return. The Class C member is The Summit Group, Inc. (SGI), a related party. SGI has limited voting rights, in addition to the right to appoint members to the Board. SGI, however, has significant authority to manage the hotel properties and acts as the Company’s Manager. SGI receives distributions in accordance with its Sharing Ratio after Class A and A-1 members have received their priority return.

Costs paid for syndication are charged directly to equity against the proceeds raised. The Company’s operating agreement contains extensive restrictions on the transfer of membership interests. In addition, the transferability of membership interests is restricted by federal and state law. The membership interests may not be offered, sold, transferred, pledged, or hypothecated to any person without the consent of The Summit Group, Inc., a related party and 44% owner of the Company through its holding of 57.6% and 100% of the outstanding Class B and Class C units, respectively.

Earnings per Capital Unit

For purposes of calculating basic earnings per capital unit, capital units issued by the Company are considered outstanding on the effective date of issue and are based on a $100,000 capital unit.

Noncontrolling Interests

Summit Group of Scottsdale, AZ, LLC has made distributions to noncontrolling members in excess of income allocations to those members. Their excess is reflected in the consolidated balance sheet.

Concentrations of Credit Risk

The Company grants credit to qualified customers generally without collateral, in the form of accounts receivable. The Company believes its risk of loss is minimal due to its periodic evaluations of the credit worthiness of the customers.

Advertising and Marketing Costs

The Company expenses all advertising and marketing costs as they are incurred. Total costs for the six months ended June 30, 2010 were $4,769,629. Of this total cost, $397,812 represented general advertising expense for the six months ended June 30, 2010 and $4,371,817 represented national media fees required by the hotel franchise agreements for the six months ended June 30, 2010. These costs are reported as components of general, selling and administrative costs in the accompanying consolidated statement of operations.

Sales Taxes

The Company has customers in states and municipalities in which those governmental units impose a sales tax on certain sales. The Company collects those sales taxes from its customers and remits the entire amount to the various governmental units. The Company’s accounting policy is to exclude the tax collected and remitted from revenues.

Revenue Recognition

The Company’s hotel revenues are derived from room rentals and other sources, such as charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

room revenue, restaurant and bar revenue, and parking and laundry services. The Company recognizes hotel revenue on a daily basis based on an agreed upon daily rate after the guest has stayed at one of its hotels for a day, used its lodging facilities and received related lodging services and amenities. The Company believes that the credit risk with respect to trade receivables is limited, because approximately 90% of the Company’s revenue is related to credit card transactions, which are typically reimbursed within 2-3 days. Reserves for any uncollectible accounts, if material, are established for accounts that age beyond a predetermined acceptable period. The Company had not recorded any such reserves at June 30, 2010.

Adoption of New Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”), codified under Topic 810. Topic 810 requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE for consolidation purposes. The primary beneficiary of a VIE is the enterprise that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and also has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits of the VIE that could potentially be significant to the VIE. The provisions of Topic 810 were effective January 1, 2010. The adoption of Topic 810 did not have a material impact on the consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (FASB) issued an update (ASU No. 2010-06) to Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to improve disclosure requirements regarding transfers, classes of assets and liabilities, and inputs and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted this ASC update on January 1, 2010, and it had no material impact on the consolidated financial statements.

Future Adoption of Accounting Pronouncements

Certain provisions of ASU No. 2010-06 to ASC 820, Fair Value Measurements and Disclosures, related to separate line items for all purchases, sales, issuances, and settlements of financial instruments valued using Level 3 are effective for fiscal years beginning after December 15, 2010. The Company does not believe that this adoption will have a material impact on the financial statements or disclosures.

Fair Value

Effective January 1, 2008, the Company adopted FASB ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FASB ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3 — Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonable available.

Our estimates of the fair value of financial instruments as of June 30, 2010 were determined using available market information and appropriate valuation methods, including discounted cash flow analysis. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, accounts payable, and debt obligations. The fair values of cash and cash equivalents, trade receivables, and accounts payable approximate their carrying values due to the short-term nature of these instruments.

At June 30, 2010, the Company’s long-term debt obligations consisted of fixed and variable rate debt that had a carrying value of $424,596,222 and a fair value, based on current market interest rates of $407,576,082. The Company has classified their long-term debt instruments as Level 2 in the hierarchy of FASB ASC 820 described above. The Company estimates the fair value of its fixed rate debt by discounting the future cash flows of each instrument at estimated market rates consistent with the maturity of the debt obligation with similar terms.

NOTE 2—	PREPAID EXPENSES AND OTHER

Prepaid expenses and other at June 30, 2010 are comprised of the following:

Prepaid insurance expense	$499,452
Other prepaid expenses	575,549

$1,075,001

NOTE 3—	PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2010 are comprised of the following:

Land	$73,411,913
Hotel buildings and improvements	391,431,377
Furniture, fixtures and equipment	88,059,171

552,902,461
Less accumulated depreciation	(92,269,988)

$460,632,473

NOTE 4—	ASSETS HELD FOR SALE

As a part of regular policy, the Company periodically reviews hotels based on established criteria such as age of hotel property, type of franchise associated with hotel property, and adverse economic and competitive conditions in the region surrounding the property.

The Company performed a comprehensive review of its investment strategy and of its existing hotel portfolio to identify properties which the Company believes are either non-core or no longer complement the business. As of June 30, 2010, the Company had no hotels held for sale. The Company has committed to sell eight parcels of land that were originally purchased for development and thus, those parcels of land are recorded as assets held for sale as of June 30, 2010.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets held for sale at June 30, 2010 are comprised of the following:

Land	$23,242,004

NOTE 5—	OTHER NONCURRENT ASSETS

Other noncurrent assets at June 30, 2010 are comprised of the following:

Prepaid land lease	$3,611,895
Seller financed notes receivable	431,337

$4,043,232

NOTE 6—	ACQUISITIONS

The Company accounts for its acquisitions of hotels as a business combination under the acquisition method of accounting. Acquisition costs are expensed as incurred. The Company allocates the cost of the acquired entity to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To determine fair value of the various components acquired, the Company engages independent valuation consultants and other third-party real-estate appraisals as necessary. The Company allocates the purchase price of the acquired property based upon the relative fair values of the various components. The excess of the cost of the acquisition over the fair value will be assigned to intangible assets if the intangible asset is separable and if it arises from a contractual or other legal right. Any remaining excess of the cost of acquisition over fair values assigned to separable assets is recognized as goodwill.

The Company’s strategy is to pursue the acquisition of additional hotels under the investment parameters established in the Company’s Operating Agreement. The Company has made no acquisitions during the six months ended June 30, 2010.

NOTE 7—	DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets at June 30, 2010 are comprised of the following:

Initial franchise fees	$2,596,042
Deferred financing costs	9,167,063

11,763,105
Less accumulated amortization	(6,791,120)

Total	$4,971,985

Future amortization expense is expected to be approximately:

2010	$736,261
2011	1,174,959
2012	672,118
2013	357,098
2014	300,868
Thereafter	1,730,681

$4,971,985

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—	RESTRICTED CASH

Restricted cash at June 30, 2010 is comprised of the following:

	Property		FF&E
Financing Lender	Taxes	Insurance	Reserves	Total

Wells Fargo (Lehman)	$330,339	$360,402	$615,692	$1,306,433
National Western Life	187,070	—	—	187,070
Bank of the Ozarks	99,989	—	—	99,989
Capmark (ING)	271,040	—	—	271,040
Capmark (ING)	60,126	—	—	60,126
Capmark (ING)	38,157	—	—	38,157
Capmark (ING)	38,218	—	—	38,218

	$1,024,939	$360,402	$615,692	$2,001,033

The Company has financing arrangements under which an agreed upon percentage of gross income is required to be deposited into a special reserve account for future replacements of furniture, fixtures and equipment. Some financing arrangements also include provisions that restricted cash must be maintained in escrow for property taxes and insurance. Funds may be disbursed from the account upon proof of expenditures and approval from the lender.

NOTE 9—	ACCRUED EXPENSES

Accrued expenses at June 30, 2010 are comprised of the following:

Accrued sales and other taxes	$5,521,919
Accrued salaries and benefits	1,561,734
Accrued interest	1,647,499
Other accrued expenses	1,728,042

$10,459,194

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—	DEBT OBLIGATIONS

The Company’s debt obligations at June 30, 2010 are as follows:

				Maturity	Amount
Payee	Interest Rate			Date	Outstanding

Lehman Brothers Bank	a	)	Fixed (5.4025)%	1/11/2012	$77,913,380

ING Investment Management	b	)	Fixed (5.60)%	1/1/2012	29,503,380
	c	)	Fixed (6.10)%	7/1/2012	29,877,346
	d	)	Fixed (6.61)%	11/1/2013	6,325,705
	e	)	Fixed (6.34)%	7/1/2012	8,011,330

					73,717,761

National Western Life Insurance	f	)	Fixed (8.0)%	1/1/2015	13,835,711

Chambers Bank	g	)	Fixed (6.5)%	6/24/2012	1,635,562

Bank of the Ozarks	h	)	Variable (6.75% at 06/30/10)	6/29/2012	6,444,447

MetaBank	i	)	Variable (5.0% at 06/30/10)	3/1/2012	7,394,601

BNC National Bank	j	)	Fixed (5.01)%	11/1/2013	5,816,226
	k	)	Variable (3.0% at 06/30/10)	4/1/2016	5,814,136

					11,630,362

Marshall & Ilsley Bank	l	)	Variable (4.25% at 06/30/10)	12/31/2010	9,895,727
				12/31/2010	11,524,451

					21,420,178

General Electric Capital Corp.	m	)	Variable (2.29% at 06/30/10)	4/1/2018	8,903,246
	n	)	Variable (2.34% at 06/30/10)	3/1/2019	11,209,795
	o	)	Variable (3.09% at 06/30/10)	4/1/2014	11,345,055

					31,458,096

Fortress Credit Corp.	p	)	Variable (10.75% at 06/30/10)	3/5/2011	85,419,143

First National Bank of Omaha	q	)	Variable (5.5% at 06/30/10)	7/24/2010	20,400,000

First National Bank of Omaha	q	)	Fixed (5.25)%	7/1/2013	15,791,221

First National Bank of Omaha	q	)	Fixed (5.25)%	2/1/2014	8,684,124

Bank of Cascades	r	)	Variable (6.0% at 06/30/10)	9/30/2011	12,623,347

Compass Bank	s	)	Variable (4.5% at 06/30/10)	5/17/2018	16,225,346

Total long-term debt					404,593,279
Less current portion					(134,392,600)

Total long-term debt, net of current portion					$270,200,679

a)	In 2004, the Company secured a permanent loan with Lehman Brothers Bank secured by 27 of our hotels in the amount of $88,000,000. The interest rate is fixed at 5.4% and the loan matures in January 2012. The monthly principal and interest payment is $535,285.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b)	In 2005, the Company obtained a permanent loan with ING Investment Management secured by six of our hotels in the amount of $34,150,000. This loan carries an interest rate of 5.6% and matures in July 1, 2025, with options for the lender to call the note beginning in 2012 upon six months prior notice. Proceeds were used to refinance other short and long-term debt related to the secured hotels. The monthly principal and interest payment is $236,843.

c)	In 2006, the Company obtained a permanent loan with ING Investment Management secured by nine of our hotels in the amount of $36,600,800. This loan carries an interest rate of 6.1% and matures in July 2012. Proceeds were used to refinance other short and long-term debt related to the secured hotels. The monthly principal and interest payment is $243,328.

d)	On November 1, 2006, the Company entered into a loan with ING Investment Management. The loan was for construction of the Residence Inn in Jackson, MS. The loan for $6,600,000 has a fixed rate of 6.61% and a maturity date of November 1, 2028, with a call option on November 1, 2013. The monthly principal and interest payment is $49,621.

e)	On December 22, 2006, the Company entered into a loan with ING Investment Management for the construction of the Hilton Garden Inn in Ft. Collins, CO. The loan was for $8,318,000 and has a fixed rate of 6.34% and matures on July 1, 2012. The monthly principal and interest is $61,236.

f)	On December 8, 2009, the Company entered into two loans with National Western Life Insurance Company in the amounts of $8,650,000 and $5,350,000 to refinance the JP Morgan debt on the two Scottsdale, AZ hotels. The loans carry a fixed rate of 8.0% and mature on January 1, 2015. The monthly principal and interest payment is $125,756.

g)	In 2003, the Company entered into a loan with Chambers Bank to purchase the Aspen Hotel in Ft. Smith, AR. The loan carries a fixed rate of 6.5% and matures on June 24, 2012. The monthly principal and interest payment is $15,644.

h)	On June 29, 2009, the Company entered into a loan with Bank of the Ozarks in the amount of $10,816,000 to fund the hotel construction located in Portland, OR. The loan carries a variable interest rate of 90 day LIBOR plus 400 basis points with a floor of 6.75% and matures on June 29, 2012. The loan requires interest only payments monthly until 2011.

i)	On March 10, 2009, the Company entered into a loan modification agreement with MetaBank in the amount of $7,450,000 on the Boise, ID Cambria Suites. The loan modification extended the maturity date to March 1, 2012. The loan has a variable interest rate of Prime, with a floor of 5%. The monthly principal and interest is $30,811.

j)	On May 10, 2006, the Company entered into a loan with BNC National Bank in the amount of $7,120,000 to fund construction of the Hampton Inn in Ft. Worth, TX. The loan has a fixed rate of 5.01% and matures on November 1, 2013. The monthly principal and interest payment is $40,577.

k)	On October 1, 2008, the Company entered into a loan with BNC National Bank in the amount of $6,460,000 to fund the land acquisition and hotel construction of the Holiday Inn Express located in Twin Falls, ID. The loan carries a variable interest rate of Prime minus 25 basis points and matures April 1, 2016. The loan requires interest only payments monthly.

l)	On July 25, 2006, the Company secured two semi-permanent loans from M&I Bank to finance construction of the Cambria Suites and Hampton Inn in Bloomington, MN. The maximum principal available was $24,500,000. The variable interest rate loan is based on LIBOR plus 3.90%. The loans mature on December 31, 2010. The loan requires interest only payments monthly.

m)	On April 30, 2007, the Company entered into a loan with General Electric Capital Corporation in the amount of $9,500,000 to fund the land acquisition on hotel construction located in Denver, CO. The loan carries a variable interest rate of LIBOR plus 175 basis points and matures April 2018. The monthly principal and interest payment is $53,842.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

n)	On August 15, 2007, the Company entered into a loan with General Electric Capital Corporation in the amount of $11,300,000 to fund construction of the Cambria Suites in Baton Rouge, LA. The loan carries a variable interest rate of LIBOR plus 180 basis points and matures in March 2019. The monthly principal and interest payment is $49,709.

o)	On February 29, 2008, the Company entered into a loan with General Electric Capital Corporation in the amount of $11,400,000 to fund the land acquisition and hotel construction located in San Antonio, TX. The loan carries a variable interest rate of 90 day LIBOR plus 255 basis points and matures in April, 2014. The monthly principal and interest payment is $54,639.

p)	On March 5, 2007, the Company closed on a loan with Fortress Credit Corporation to refinance the debt on several construction projects and provide equity for the acquisition, development and construction of additional real estate and hotel properties. The loan is in the amount of $99,700,000. The current balance on this note is $85,419,143 and carries a variable interest rate of 30-day LIBOR plus 875 basis points. The maturity date of the note is March 5, 2011. The recent extension was for a period of one year, with an option for an additional six month extension contingent on meeting certain requirements. The loan requires interest only payments monthly.

q)	The Company has a credit pool agreement with the First National Bank of Omaha providing the Company with medium-term financing. The agreement allows for two-year interest only notes and five-year amortizing notes, for which the term of an individual note can extend beyond the term of the agreement. Interest on unpaid principal is payable monthly at a rate LIBOR plus 4.0% and a floor of between 5.25% and 5.50%. The three notes totaling $20,400,000 matured on July 24, 2010 and required interest only payments. The maturity date has been extended to July 31, 2011 pursuant to an amendment to the loan agreement. The two notes totaling $15,791,221 require monthly principal and interest payments of $105,865. The note for $8,684,124 requires a monthly principal and interest payment of $46,072.

r)	On October 3, 2008, the Company entered into a loan with Bank of the Cascades in the amount of $13,270,000 to fund the land acquisition and hotel construction of the Residence Inn located in Portland, OR. The loan carries a variable interest rate of Prime, with a floor of 6%, and matures September 30, 2011. The loan requires interest only payments monthly.

s)	On September 17, 2008, the Company entered into a loan with Compass Bank in the amount of $19,250,000 to fund the land acquisition and hotel construction of the Courtyard by Marriott located in Flagstaff, AZ. The loan carries a variable interest rate of Prime minus 25 basis points, with a floor of 4.5%, and matures May 17, 2018. The loan requires interest only payments monthly.

As of June 30, 2010, the Company has approximately $134,392,600 in long-term notes due in the next twelve months, of which $127,239,321 represents maturing debt and $7,153,279 represents other scheduled principal payments. We intend to pay scheduled principal payments with available cash flow from operations. In addition, we intend to repay each of the loans with proceeds from our initial public offering (Note 17); however, if the offering does not take place, we intend to either refinance or extend the terms of those debt instruments maturing in the next twelve months.

Maturities of long-term debt for each of the next five years are estimated as follows:

2010	$134,392,600
2011	139,340,300
2012	39,522,700
2013	48,129,200
2014	15,476,700
Thereafter	27,731,779

$404,593,279

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At June 30, 2010, the Company owned 65 hotel properties that were pledged as collateral on various credit agreements, as well as accounts receivable and intangible assets. Some of the credit agreements were also guaranteed by the affiliated members of the Company and certain affiliated entities. Significant covenants in the credit agreements require the Company to maintain minimum debt service coverage ratios. The weighted average interest rate for all borrowings was 5.78% at June 30, 2010.

NOTE 11—	LINES OF CREDIT AND NOTES PAYABLE

The Company has a line-of-credit agreement with the First National Bank of Omaha providing the Company with short-term financing up to $20,002,943. Interest on unpaid principal is payable monthly at a rate equal to LIBOR plus 4.0%, with a floor of 5.5%. The amount of outstanding on this line-of-credit was $20,002,943 at June 30, 2010, which also represents the maximum amount of borrowings during the year. This line-of-credit is secured by a mortgage on the specific hotels financed. The maturity date has been extended to July 31, 2011 for approximately $8.6 million pursuant to an amendment to the loan agreement. Approximately $11,358,000 of debt due to First National Bank of Omaha is due June 8, 2011, pursuant to an amendment to the loan agreement executed on August 15, 2010. We expect to execute an agreement with the lender which would allow an extension of the maturity date to July 31, 2011.

NOTE 12—	MEMBERS’ EQUITY

The Company was formed on January 8, 2004. As specified in the Company’s Operating Agreement, the Company has four classes of membership capital units authorized: Class A, A-1, B and C.

NOTE 13—	FRANCHISE AGREEMENTS

The Company operates hotels under franchise agreements with various hotel chains expiring through 2025. The franchise agreements are for 3-20 year terms. Under the franchise agreements, the Company pays royalties of 2.5% to 5.0% of total room revenues and national advertising and media fees of 3% to 4% of total room revenues.

For the six months ended June 30, 2010, the Company incurred royalties of $2,978,386 and advertising and national media fees of $4,371,817.

The franchise agreements include restrictions on the transfer of the franchise licenses and the sale or lease of the hotel properties without prior written consent of the franchisor.

NOTE 14—	BENEFIT PLANS

The Company has a qualified contributory retirement plan (the Plan), under Section 401(k) of the Internal Revenue Code which covers all full-time employees who meet certain eligibility requirements. Voluntary contributions may be made to the Plan by employees. The Plan was changed to a Safe Harbor Plan effective for the 2008 calendar year. This Plan requires a mandatory employer contribution. The plan was converted back to a discretionary match during the fourth quarter 2009. Therefore, the employer contributions expense for 2009 was $116,020 and $0 for 2010.

NOTE 15—	COMMITMENTS AND CONTINGENCIES

The Company leases land for two of its Ft. Smith properties under the terms of operating ground lease agreements expiring August 2022 and May 2030. The Company has options to renew the other leases for periods that range from 5-30 years. The Company has prepaid land leases on the Portland hotels with a remaining balance of $3,611,895 on June 30, 2010. This lease expires in June 2084. Total rent expense for these leases for the six months ended June 30, 2010 was $118,737.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Approximate future minimum rental payments for noncancelable operating leases in excess of one year are as follows:

2010	$118,738
2011	241,855
2012	246,366
2013	251,012
2014	255,798
Thereafter	7,112,864

$8,226,633

NOTE 16—	RELATED PARTY TRANSACTIONS

Pursuant to several management agreements, The Summit Group, Inc. (a related party through common ownership and management control) provides management and accounting services for the Company. The agreements provide for the Company to reimburse The Summit Group, Inc. for its actual overhead costs and expenses relating to the managing of the hotel properties. At no time will the reimbursed management expenses exceed 4.5% of annual gross revenues. At June 30, 2010, the Company had accounts payable of $322,240 to The Summit Group, Inc. The Company cannot remove The Summit Group, Inc. as its manager except for cause as specified in the agreements.

For the six months ended June 30, 2010, the Company paid reimbursed management expenses of $1,610,980 and reimbursed accounting services of $328,950. The Company also reimbursed maintenance and purchasing services of $103,522 for the six months ended June 30, 2010. These expenses are reflected within the general, selling and administrative section of the statement of operations.

As of June 30, 2010, the Company had accounts payable to The Summit Group, Inc. for $51,020 relating to reimbursement and development expenses for new hotel properties, respectively.

NOTE 17—	SUBSEQUENT EVENTS

On August 9, 2010, Summit Hotel OP, LP filed with the Securities and Exchange Commission (SEC) a Form S-4 seeking to register its securities and Summit Hotel Properties, Inc. filed with the SEC a Form S-11 seeking to register its securities. As described in these registration statements, upon receipt of proper approval from the Company’s Class A, Class A-1 and Class C members, and third parties whose approval may be required, the Company plans to merge with and into Summit Hotel OP, LP. Summit Hotel OP, LP will be the operating partnership for Summit Hotel Properties, Inc., a hotel real estate investment trust (REIT). Summit Hotel Properties, Inc. intends to list its stock with the New York Stock Exchange. If these transactions are approved and completed as described in the registration statements, the successor company will have improved access to capital through the public trading markets.

NOTE 18—	UNAUDITED INTERIM INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2009

Discontinued Operations

In accordance with FASB ASC 360, the Company classified its consolidated financial statement of operations for the six month period ended June 30, 2009 to present discontinued operations of the two consolidated hotel properties sold, or to be sold pursuant to the plan for hotel dispositions. This classification has no impact on the Company’s net income or the net income per capital unit. The Company’s St. Joseph, MO property was sold during the second quarter of 2009 for approximately $4,050,000. The Company’s Ellensburg,

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

WA property was sold during the third quarter of 2009 for approximately $2,760,000. The operations for both properties are presented as discontinued.

Condensed financial information of the results of operations for these hotel properties included in discontinued operations for the six month period ended June 30, 2009 is as follows:

REVENUES	$967,042

COSTS AND EXPENSES
Direct hotel operations	297,811
Other hotel operating expenses	113,668
General, selling and administrative	189,402
Repairs and maintenance	32,948
Depreciation and amortization	92,506

726,335
INCOME FROM OPERATIONS	240,707
OTHER INCOME (EXPENSE)
Interest income	116
Interest (expense)	(35,165)
Gain (loss) on disposal of assets	1,594,886

1,559,837

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$1,800,544

Note Obligations

On March 10, 2009, the Company entered into a loan modification agreement with MetaBank in the amount of $7,450,000 on the Boise, ID Cambria Suites. The loan modification extended the maturity date to April 1, 2012.

On June 29, 2009, the Company entered into a loan with Bank of the Ozarks in the amount of $10,816,000 to fund the hotel construction located in Portland, OR. The loan carries a variable interest rate of 90 day LIBOR plus 400 basis points, and matures on June 29, 2012.

Commitments/Agreements

The Company has entered into five construction contracts totaling approximately $59,600,000 with five contractors to develop hotel properties. The remaining commitment is estimated to be $13,000,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
Summit Hotel Properties, LLC
Sioux Falls, South Dakota

We have audited the accompanying consolidated balance sheets of Summit Hotel Properties, LLC (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in members’ equity and cash flows for each of the years in the two-year period ended December 31, 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Hotel Properties, LLC as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 21 of the accompanying notes to the financial statements, the financial statements for the year ended December 31, 2009 have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Summit Hotel Properties, LLC’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  Eide Bailly LLP

Greenwood Village, Colorado
March 31, 2010 (except for Note 21
which is dated September 21, 2010)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
Summit Hotel Properties, LLC
Sioux Falls, South Dakota

We have audited Summit Hotel Properties, LLC (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Summit Hotel Properties, LLC management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Summit Hotel Properties, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, members’ equity, and cash flows of Summit Hotel Properties, LLC, and our report dated March 31, 2010 and September 21, 2010 as to Note 21, expressed an unqualified opinion on those financial statements.

/s/  Eide Bailly LLP

Greenwood Village, Colorado
March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
Summit Hotel Properties, LLC
Sioux Falls, South Dakota

We have audited the accompanying consolidated statements of operations, changes in members’ equity and cash flows of Summit Hotel Properties, LLC (the “Company”) for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, changes in members’ equity and cash flows of Summit Hotel Properties, LLC for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/  Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
March 21, 2008

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009
	(restated)	2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,239,225	$18,153,435
Restricted cash	1,755,053	1,679,027
Trade receivables	2,608,198	2,622,164
Prepaid expenses and other	1,416,480	2,170,955

Total current assets	14,018,956	24,625,581

PROPERTY AND EQUIPMENT, NET	482,767,601	461,894,270

OTHER ASSETS
Deferred charges and other assets, net	4,828,185	5,664,796
Land held for sale	12,226,320	—
Other noncurrent assets	4,074,179	—
Restricted cash	331,190	2,570,374

Total other assets	21,459,874	8,235,170

TOTAL ASSETS	$518,246,431	$494,755,021

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$134,370,900	$19,508,600
Lines of credit	21,457,943	12,288,500
Notes payable	—	7,469,865
Accounts payable	1,088,265	3,770,908
Related party accounts payable	494,248	3,173,179
Accrued expenses	9,182,013	9,956,372

Total current liabilities	166,593,369	56,167,424

LONG-TERM DEBT, NET OF CURRENT PORTION	270,353,750	350,826,837

COMMITMENTS AND CONTINGENCIES (NOTE 15)
MEMBERS’ EQUITY
Class A, 1,166.62 units issued and outstanding	59,961,958	76,512,442
Class A-1, 437.83 & 196.50 units issued and outstanding, respectively	34,244,056	15,855,756
Class B, 81.36 units issued and outstanding	1,804,718	3,007,247
Class C, 173.60 units issued and outstanding	(13,086,957)	(5,990,222)

Total Summit Hotel Properties, LLC members’ equity	82,923,775	89,385,223
Noncontrolling interest	(1,624,463)	(1,624,463)

Total equity	81,299,312	87,760,760
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$518,246,431	$494,755,021

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009
	(restated)	2008	2007

REVENUES
Room revenues	$118,959,822	$132,796,698	$112,043,997
Other hotel operations revenues	2,239,914	2,310,764	1,845,333

	121,199,736	135,107,462	113,889,330

COSTS AND EXPENSES
Direct hotel operations	42,070,893	42,380,950	35,021,263
Other hotel operating expenses	16,986,818	15,186,138	11,980,423
General, selling and administrative	24,017,471	25,993,091	22,008,912
Repairs and maintenance	6,151,474	8,008,854	10,404,860
Depreciation and amortization	23,971,118	22,307,426	16,135,758
Loss on impairment of assets	7,505,836	—	—

	120,703,610	113,876,459	95,551,216
INCOME FROM OPERATIONS	496,126	21,231,003	18,338,114

OTHER INCOME (EXPENSE)
Interest income	49,805	194,687	446,219
Interest (expense)	(18,320,736)	(17,025,180)	(14,214,151)
Gain (loss) on disposal of assets	(4,335)	(389,820)	(651,948)

	(18,275,266)	(17,220,313)	(14,419,880)
INCOME (LOSS) FROM CONTINUING OPERATIONS	(17,779,140)	4,010,690	3,918,234
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	1,464,808	10,278,595	11,587,145

NET INCOME (LOSS) BEFORE INCOME TAXES	(16,314,332)	14,289,285	15,505,379
STATE INCOME TAX (EXPENSE)	—	(826,300)	(715,187)

NET INCOME (LOSS)	(16,314,332)	13,462,985	14,790,192

NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	—	384,269	777,762
NET INCOME (LOSS) ATTRIBUTABLE TO SUMMIT HOTEL PROPERTIES, LLC	$(16,314,332)	$13,078,716	$14,012,430

BASIC AND DILUTED EARNINGS PER $100,000 CAPITAL UNIT	$(9,391.54)	$8,411.67	$9,012.19

WEIGHTED-AVERAGE NUMBER OF UNITS OUTSTANDING FOR CALCULATION OF BASIC AND DILUTED EARNINGS PER CAPITAL UNIT (based on $100,000 investment)	1,737.13	1,554.83	1,554.83

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

							Equity
	# of						Attributable
	Capital						to Noncontrolling
	Units	Class A	Class A-1	Class B	Class C	Total	Interest

BALANCES, JANUARY 1, 2007	1,554.83	$88,253,669	$11,035,274	$4,972,353	$3,961,011	$108,222,307	$(1,511,494)
Net Income (Loss)	—	11,214,409	1,165,504	259,939	1,372,578	14,012,430	777,762
Distributions to members	—	(16,575,137)	(1,528,017)	(1,124,079)	(5,612,615)	(24,839,848)	(969,000)

BALANCES, DECEMBER 31, 2007	1,554.83	$82,892,941	$10,672,761	$4,108,213	$(279,026)	$97,394,889	$(1,702,732)
Class A-1 units issued in private placement	63.25		5,614,466			5,614,466
Net Income (Loss)	—	10,785,507	1,136,502	184,178	972,529	13,078,716	384,269
Distributions to members	—	(17,166,006)	(1,567,973)	(1,285,144)	(6,683,725)	(26,702,848)	(306,000)

BALANCES, DECEMBER 31, 2008	1,618.08	$76,512,442	$15,855,756	$3,007,247	$(5,990,222)	$89,385,223	$(1,624,463)
Class A-1 units issued in private placement	241.33		22,123,951			22,123,951
Net Income (Loss) (restated)	—	(6,807,644)	(1,207,424)	(1,202,529)	(7,096,735)	(16,314,332)	—
Distributions to members	—	(9,742,840)	(2,528,227)	—	—	(12,271,067)	—

BALANCES, DECEMBER 31, 2009 (restated)	1,859.41	$59,961,958	$34,244,056	$1,804,718	$(13,086,957)	$82,923,775	$(1,624,463)

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009
	(restated)	2008	2007

OPERATING ACTIVITIES
Net income (loss)	$(16,314,332)	$13,078,716	$14,012,430
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,125,066	23,027,566	18,887,126
Amortization of prepaid lease	118,501	—	—
Unsuccessful project costs	1,262,219	—	—
Noncontrolling interests in operations of consolidated LLC	—	384,269	777,762
(Gain) loss on disposal of assets	(1,297,488)	(8,604,779)	(10,379,556)
Loss on impairment of assets	7,505,836	—	—
Changes in assets and liabilities:
Trade receivables	13,966	570,544	(41,035)
Prepaid expenses and other assets	315,891	(307,109)	(102,077)
Accounts payable and related party accounts payable	(5,847,835)	(1,656,286)	1,180,615
Accrued expenses	(774,359)	316,909	1,601,614

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	9,107,465	26,809,830	25,936,879

INVESTING ACTIVITIES
Land and hotel acquisitions and construction in progress	(14,810,896)	(12,904,466)	(3,841,941)
Purchases of other property and equipment	(6,613,397)	(6,628,779)	(9,465,898)
Proceeds from asset dispositions, net of closing costs	207,814	23,584,638	35,581,012
Restricted cash released (funded)	2,163,158	(585,271)	164,348

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(19,053,321)	3,466,122	22,437,521

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	223,518	4,837,000	8,853,669
Principal payments on long-term debt	(6,890,949)	(20,909,992)	(22,932,344)
Financing fees on long-term debt	(945,442)	(942,405)	(1,277,528)
Proceeds from issuance of notes payable and line of credit	4,860,000	18,510,867	—
Principal payments on notes payable and line of credit	(19,865)	—	(7,432,397)
Proceeds from equity contributions, net of commissions	15,075,451	5,614,466	—
Distributions to members	(12,271,067)	(26,702,848)	(24,839,848)
Distributions to noncontrolling interest	—	(306,000)	(969,000)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	31,646	(19,898,912)	(48,597,448)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(9,914,210)	10,377,040	(223,048)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,153,435	7,776,395	7,999,443

CASH AND CASH EQUIVALENTS AT END OF YEAR	$8,239,225	$18,153,435	$7,776,395

SUMMIT HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009
	(restated)	2008	2007

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest, net of the amounts capitalized below	$17,810,544	$17,833,598	$15,867,060

Interest capitalized	$2,977,101	$3,829,267	$4,489,724

Cash payments for state income taxes	$728,514	$781,081	$356,187

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCIAL INFORMATION:
Acquisitions of hotel properties and land through issuance of debt	$—	$16,447,237	$42,341,906

Construction in progress financed through accounts payable	$244,126	$—	$—

Construction in progress financed through related party accounts payable	$242,135	$2,600,260	$690,629

Construction in progress financed through issuance of debt	$51,098,872	$38,765,692	$78,752,652

Conversion of construction in progress to other assets	$4,149,379	$—	$—

Issuance of long-term debt for short-term debt	$7,450,000	$12,772,819	$—

Issuance of long-term debt to refinance existing long-term debt	$22,215,852	$11,073,070	$3,286,331

Equity contributions used to pay down debt	$7,048,500	$—	$—

Financing costs funded through construction draws	$—	$1,651,886	$—

Sale proceeds used to pay down long-term debt	$6,134,285	$4,215,362	$—

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

NOTE 1—	PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Summit Hotel Properties, LLC, “The Company”, (a South Dakota limited liability company) was organized on January 8, 2004, and is engaged in the business of developing, owning and operating hotel properties.

The Company has agreements for the use of various trade names, trademarks and service marks which include Carlson Hospitality, Choice Hotels International, Hilton Hotel Corporation, InterContinental Hotels Group, Hyatt Hotel Corporation and Marriott International. The Company also owns and operates one independent non-franchised hotel. As of December 31, 2009, the Company owned and managed 65 hotels, representing approximately 6,533 rooms located in 19 states. As of December 31, 2008, the Company owned and managed 62 hotels, representing approximately 5,854 rooms located in 19 states. As of December 31, 2007, the Company owned and managed 64 hotels, representing approximately 5,863 rooms located in 19 states. The Company’s hotel properties are located throughout various regions of the United States. Hotels operating in any given region are potentially susceptible to adverse economic and competitive conditions as well as unique trends associated with that particular region. The potential adverse affect of such conditions on the Company’s business, financial position, and results of its operations is mitigated due to the diversified locations of the Company’s properties. The Company has only one operating segment.

Restatement

Certain December 31, 2009 amounts have been restated to correct an immaterial error (see Note 21).

Basis of Presentation and Consolidation

The Company is a 49% owner and the primary beneficiary of Summit Group of Scottsdale, Arizona, LLC (“Scottsdale”), which qualifies as a variable interest entity. Accordingly, the financial position and results of operations and cash flows of Scottsdale have been included in the accompanying consolidated financial statements. The entity was formed for the purpose of purchasing two hotel properties in Scottsdale, AZ and its activities primarily relate to owning and operating those two hotel properties. As of December 31, 2009 and for the year then ended, Scottsdale had assets of $19,771,907, liabilities of $14,251,068, revenues of $5,848,427, and expenses of $5,825,455. As of December 31, 2008 and for the year then ended, Scottsdale had assets of $21,291,843, liabilities of $14,725,106, revenues of $8,871,475 and expenses of $7,049,137. As of December 31, 2007 and for the year then ended, Scottsdale had assets of $21,842,939, liabilities of $15,429,670, revenues of $10,062,022, and expenses of $7,468,129. Included in the consolidated assets are assets as of December 31, 2009 totaling $18,533,866 which represent collateral for obligations of Scottsdale. The Company’s maximum exposure to loss is $5,520,839. Apart from that amount, creditors and the beneficial holders of Scottsdale have no recourse to the assets or general credit of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. The Company is a Class A Member and receives a 10% priority distribution on their capital contribution before distributions to other classes. Class A members may also receive additional operating distributions based on their Sharing Ratio. These additional distributions are determined by the managing member and are based on excess cash from operations after normal operating expenses, loan payments, priority distributions, and reserves. Any income generated by the LLC is first allocated to Class A members up to the 10% priority return.

The Company has adopted FASB Accounting Standards Codification (“ASC”) 810, Consolidation. Under Topic 810, variable interest entities (“VIEs”) are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

returns, or both, as a result of holding variable interests. In applying Topic 810, management has utilized available information and reasonable assumptions and estimates in evaluating whether an entity is a VIE and which party is the primary beneficiary. These assumptions and estimates are subjective and the use of different assumptions could result in different conclusions.

Beginning on October 1, 2004, the Company considered its interest in Summit Group of Scottsdale, AZ, LLC, a VIE in which the Company is the primary beneficiary. As per the provisions of Topic 810, the Company’s interest in the VIE has been included in the accompanying consolidated financial statements.

The Company is the 100% owner of several special purpose entities which were established due to various lending requirements. These entities include Summit Hospitality I, LLC; Summit Hospitality II, LLC; Summit Hospitality III, LLC; Summit Hospitality IV, LLC; and Summit Hospitality V, LLC. All assets, liabilities, revenues, and expenses of these wholly owned subsidiaries are reflected on the financial statements.

The Company has evaluated all subsequent events through March 29, 2010, the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At times, cash on deposit may exceed the federally insured limit. The Company maintains its cash with high credit quality financial institutions. Due to the financial institution crisis and economic downturn that occurred in the second half of 2008, management has assessed the risks of each of the financial institutions where the Company has deposits in excess of insured limits and believes the risk of loss to still be minimal.

Receivables and Credit Policies

Trade receivables are uncollateralized customer obligations resulting from the rental of hotel rooms and the sales of food, beverage, catering and banquet services due under normal trade terms requiring payment upon receipt of the invoice. Trade receivables are stated at the amount billed to the customer and do not accrue interest. Customer account balances with invoices dated over 60 days old are considered delinquent. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company reviews the collectability of the receivables monthly. A provision for losses on receivables is determined on the basis of previous loss experience and current economic conditions. There were no material uncollectible receivables and no allowance for doubtful accounts recorded as of December 31, 2009 and 2008, respectively. The Company incurred bad debt expense of $88,125, $172,481 and $94,155 for 2009, 2008 and 2007, respectively.

Property and Equipment

Buildings and major improvements are recorded at cost and depreciated using the straight-line method over 27 to 40 years, the estimated useful lives of the assets. Hotel equipment, furniture and fixtures are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets of 2 to 15 years. Development costs and other overhead costs are allocated to building and equipment

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on a prorated basis. The Company periodically re-evaluates fixed asset lives based on current assessments of remaining utilization that may result in changes in estimated useful lives. Such changes are accounted for prospectively and will increase or decrease depreciation expense. Depreciation expense from continuing operations for the year ended December 31, 2009 and 2008 totaled $21,748,782 and $20,085,238, respectively. Expenditures that materially extend a property’s life are capitalized. These costs may include hotel refurbishment, renovation and remodeling expenditures. Normal maintenance and repair costs are expensed as incurred. When depreciable property is retired or disposed of, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is reflected in current operations.

Capitalized Development and Interest Costs

The Company capitalizes all hotel development costs and other direct overhead costs related to the purchase and construction of hotels. Additionally, the Company capitalizes the interest costs associated with constructing new hotels. Capitalized development, direct overhead and interest are depreciated over the estimated lives of the respective assets. Organization and start-up costs are expensed as incurred. For the years ended December 31, 2009, 2008 and 2007, the Company capitalized interest of $2,977,101, $3,829,267 and $4,489,724, respectively.

Assets Held for Sale

Properties are classified as other noncurrent assets when management determines that they are excess and intends to list them for sale. These assets are recorded at the lower of cost or fair value less costs to sell and consist of land only at December 31, 2009. Excess properties are classified as assets held for sale in current assets when they are under contract for sale, or otherwise probable that they will be sold within the next twelve months. There are no assets that fit this classification at December 31, 2009.

Long-Lived Assets and Impairment

The Company applies the provisions of FASB ASC 360, Property Plant and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FASB ASC 360 requires a long-lived asset to be sold to be classified as “held for sale” in the period in which certain criteria are met, including that the sale of the asset within one year is probable. FASB ASC 360 also requires that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale be reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the Company’s ongoing operations.

The Company periodically reviews the carrying value of its long-term assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if an impairment exists. If an impairment exists, the Company would determine the fair value by using quoted market prices, if available for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets.

During 2009, the Company has determined that six land parcels were deemed to be impaired and written down to their fair market value. The Company has also determined that the Courtyard hotel in Memphis, TN was deemed to be impaired and written down to its fair market value. Carrying value of the assets exceeded fair value by $7,505,836, with fair value being determined by reference to the estimated quoted market prices of such assets as defined in Level 3 Inputs as discussed under Fair Value and in Note 4. An impairment loss of that amount has been charged to operations in 2009 (see Note 21).

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Charges

These assets are carried at cost and consist of deferred financing fees and initial franchise fees. Costs incurred in obtaining financing are capitalized and amortized on the straight-line method over the term of the related debt, which approximates the interest method. Initial franchise fees are capitalized and amortized over the term of the franchise agreement using the straight line method. Amortization expense from continuing operations for the year ended December 31, 2009 and 2008 totaled $2,222,336 and $2,439,178, respectively.

Restricted Cash

Restricted cash consists of certain funds maintained in escrow for property taxes, insurance and certain capital expenditures. Funds may be disbursed from the account upon proof of expenditures and approval from the lenders. See also Note 8.

Income Taxes

Summit Hotel Properties, LLC is a limited liability company and, as such, all federal taxable income of the limited liability company flows through and is taxable to the members of the Company. The Company has adopted the provisions of FASB ASC 740, Income Taxes, on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of December 31, 2009, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2006.

The Company has elected to pay state income taxes at the Company level in all of the states in which it does business. The Company’s estimated state income tax expenses at current statutory rates were $0, $826,300 and $715,187, for the years ended December 31, 2009, 2008 and 2007, respectively.

Members’ Capital Contributions and Profit and Loss Allocations

The Company is organized as a limited liability company and can issue to its members Class A, Class A-1, Class B and Class C units.

Approximate sharing ratios are as follows:

	2009	2008	2007

Class A	42%	45%	46%
Class A-1	7	4	3
Class B	7	8	8
Class C	44	43	43

	100%	100%	100%

The limited liability company operating agreement provides that net profits are allocated to cover a 10% priority return to Class A members, 8% priority return to Class A-1 members, then the balance is allocated based on ownership of common membership units. Net losses are allocated to members based on ownership of common membership units.

Only Class A and A-1 members contribute capital. These members receive an 8-10% priority return on their capital contributions before distributions to other classes. Class A and A-1 members may also receive additional operating distributions based on their Sharing Ratio. These additional distributions are determined by the managing member and are based on excess cash from operations after normal operating expenses, loan

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payments, priority distributions, and reserves. Class A and A-1 members have voting rights on creation of new classes of membership, amendments to the Articles of Organization, and dissolution of the company. Class A and A-1 memberships are sold in units of $100,000 each. Class B members do not have voting rights and receive distributions in accordance with their Sharing Ratio after Class A and A-1 members have received their priority return. The Class C member is The Summit Group, Inc. (SGI), a related party. SGI has limited voting rights, in addition to the right to appoint members to the Board. SGI, however, has significant authority to manage the hotel properties and acts as the Company’s Manager. SGI receives distributions in accordance with its Sharing Ratio after Class A and A-1 members have received their priority return.

Costs paid for syndication are charged directly to equity against the proceeds raised. The Company’s operating agreement contains extensive restrictions on the transfer of membership interests. In addition, the transferability of membership interests is restricted by federal and state law. The membership interests may not be offered, sold, transferred, pledged, or hypothecated to any person without the consent of The Summit Group, Inc., a related party and 44% owner of the Company through its holding of 100% of the outstanding Class C units.

Earnings per Capital Unit

For purposes of calculating basic earnings per capital unit, capital units issued by the Company are considered outstanding on the effective date of issue and are based on a $100,000 capital unit.

Noncontrolling Interests

Summit Group of Scottsdale, AZ, LLC has made distributions to noncontrolling members in excess of income allocations to those members. Their excess is reflected in the consolidated balance sheets.

Concentrations of Credit Risk

The Company grants credit to qualified customers generally without collateral, in the form of accounts receivable. The Company believes its risk of loss is minimal due to its periodic evaluations of the credit worthiness of the customers.

Advertising and Marketing Costs

The Company expenses all advertising and marketing costs as they are incurred. Total costs for the years ended December 31, 2009, 2008 and 2007 were $9,015,388, $9,588,243 and $8,647,625, respectively. Of this total cost, $880,534, $846,971 and $669,491, represented general advertising expense for 2009, 2008 and 2007, respectively, and $8,134,854, $8,741,272 and $7,978,134, represented national media fees required by the hotel franchise agreements for 2009, 2008 and 2007, respectively. These costs are reported as components of general, selling and administrative costs in the accompanying consolidated statements of operations.

Sales Taxes

The Company has customers in states and municipalities in which those governmental units impose a sales tax on certain sales. The Company collects those sales taxes from its customers and remits the entire amount to the various governmental units. The Company’s accounting policy is to exclude the tax collected and remitted from revenue and cost of revenue.

Revenue Recognition

The Company’s hotel revenues are derived from room rentals and other sources, such as charges to guests for long-distance telephone service, fax machine use, movie and vending commissions, meeting and banquet room revenue, restaurant and bar revenue, and parking and laundry services. The Company recognizes hotel

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenue on a daily basis based on an agreed upon daily rate after the guest has stayed at one of its hotels for a day, used its lodging facilities and received related lodging services and amenities. The Company believes that the credit risk with respect to trade receivables is limited, because approximately 90% of the Company’s revenue is related to credit card transactions, which are typically reimbursed within 2-3 days. Reserves for any uncollectible accounts, if material, are established for accounts that age beyond a predetermined acceptable period. The Company had not recorded any such reserves at December 31, 2009 and 2008.

Adopted Accounting Standards

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the “FASB.” The FASB sets generally accepted accounting principles (GAAP) that we follow to ensure we consistently report our financial condition, results of operations, and cash flows. In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC, as the sole source of authoritative GAAP. The FASB finalized the Codification effective for periods ending on or after September 1, 2009. Prior FASB standards are no longer being issued by the FASB. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the years ended December 31, 2009 and 2008. The Codification will have no effect on the Company’s consolidated financial statements as it is for disclosure purposes only.

In January 2009, the Company adopted FASB ASC 810, Consolidation, which changes the accounting and reporting standards of noncontrolling interests (previously called minority interest) in consolidated financial statements. ASC 810 requires that equity attributable to noncontrolling interests be recognized in equity separate from that of the Company’s and that consolidated net income now includes the results of operations attributable to its noncontrolling interests. A reconciliation of noncontrolling interests from the beginning of the reporting period to the end is required either in the notes to the financial statements or as part of the consolidated statement of changes in equity, if presented. Further, this provision requires a separate schedule that shows the effects of any changes in the Company’s ownership interest in its subsidiaries on the Company’s equity. The effects on our consolidated financial statements include the reclassification of previously classified minority interest as noncontrolling interest in a subsidiary with no effect on net income or loss.

In January 2009, the Company adopted FASB ASC 805, Business Combinations, which includes the primary requirements as follows: (i) Upon initially obtaining control, the acquiring entity in a business combination must recognize 100% of the fair values of the acquired assets, including goodwill, and assumed liabilities, with only limited exceptions even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated. (ii) Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration. The concept of recognizing contingent consideration at a later date when the amount of that consideration is determinable beyond a reasonable doubt, will no longer be applicable. (iii) All transaction costs will be expensed as incurred. This ASC is effective for business combinations in which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The adoption of this ASC did not have a material impact on the Company’s consolidated financial statements.

In January 2009, the Company adopted FASB ASC 815, Derivatives and Hedging, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. This ASC has had no impact on the consolidated financial statements as the Company does not have derivative instruments or hedging activities.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future Adoption of Accounting Standards

In June 2009, the FASB issued an update to ASC 810, Consolidations, and changed the consolidation guidance applicable to a variable interest entity. Among other things, it requires a qualitative analysis to be performed in determining whether an enterprise is the primary beneficiary of a variable interest entity. FASB ASC 810 is effective for interim and annual reporting periods ending after November 15, 2009. The Company is currently evaluating the effect that ASC 810 will have on its consolidated financial statements.

Fair Value

Effective January 1, 2008, the Company adopted FASB ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FASB ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonable available.

Our estimates of the fair value of financial instruments as of December 31, 2009 and 2008 were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, accounts payable, and debt obligations. The fair values of cash and cash equivalents, trade receivables, and accounts payable approximate their carrying values due to the short-term nature of these instruments. At December 31, 2009 and 2008, the Company’s long-term debt obligations consisted of fixed and variable rate debt that had a carrying value of $404,724,650 and $370,335,437, respectively, and a fair value, based on current market interest rates of $384,856,147 and $403,573,174, respectively. The Company has classified their long-term debt instruments as Level 2 in the hierarchy of FASB ASC 820 described above.

FASB issued an update to ASC 820 which the Company adopted effective January 1, 2009. This update requires that non-financial assets and non-financial liabilities be disclosed at fair value in the financial statements if these items occur regularly, such as in determining impairment loss or the value of assets held for sale as described below.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the changes in fair value of our Level 3 non-financial assets for the year ended December 31, 2009 (See Note 4):

Fair Value Measurement of Non-Financial Assets Using Level 3 Inputs

Beginning balance at January 1, 2009	$24,574,383
Add current year additions	37,415
Less depreciation	(379,642)
Less impairment	(7,505,836)

Ending balance at December 31, 2009	$16,726,320

Impairment for 2009 included in earnings attributable to the change in unrealized losses	$(7,505,836)

The December 31, 2009 ending balance of $16,726,320 is composed of land held for sale with a fair value of $12,226,320 and the Memphis, TN Courtyard with a fair value of $4,500,000.

NOTE 2—	PREPAID EXPENSES AND OTHER

Prepaid expenses and other at December 31, 2009 and 2008, are comprised of the following:

	2009	2008

Prepaid insurance expense	$781,144	$743,491
Other prepaid expense	635,336	1,427,464

	$1,416,480	$2,170,955

NOTE 3—	PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 and 2008 are comprised of the following:

	2009
	(restated)	2008

Land	$75,272,012	$90,014,168
Hotel buildings and improvements	390,909,814	321,115,322
Furniture, fixtures and equipment	87,642,374	64,738,527
Construction in progress	8,551,354	45,387,313

	562,375,554	521,255,330
Less accumulated depreciation	79,607,953	59,361,060

	$482,767,601	$461,894,270

The construction in progress asset accounts consist of 5 hotels under development which the Company anticipates will be constructed in 2011 and 2012. During 2007, the Company purchased land in Houston, TX for $1,864,000, San Antonio, TX for $10,420,000, Portland, OR for $3,650,000, El Paso, TX for $2,614,000 and Ft. Myers, FL for $3,307,500. Construction has been completed on one hotel in San Antonio, one in Ft. Myers, and two hotels in Portland. During 2008, the Company purchased land in Twin Falls, ID for $2,212,000, Spokane, WA for $1,730,000, and Missoula, MT for $1,379,000. Construction on one of the Twin Falls sites has been completed.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—	ASSETS HELD FOR SALE

As a part of regular policy, the Company periodically reviews hotels based on established criteria such as age of hotel property, type of franchise associated with hotel property, and adverse economic and competitive conditions in the region surrounding the property.

During 2009, the Company completed a comprehensive review of its investment strategy and of its existing hotel portfolio to identify properties which the Company believes are either non-core or no longer complement the business as required by FASB ASC 360. As of December 31, 2009 and 2008, the Company had no hotels that met the Company’s criteria of held for sale classification. The Company has committed to sell six parcels of land that were originally purchased for development and thus, their net book value, as defined in Level 3 Inputs, is recorded as assets held for sale as of December 31, 2009.

Assets held for sale at December 31, 2009 and December 31, 2008 are comprised of the following:

	2009	2008

Land	$12,226,320	$—

NOTE 5—	OTHER NONCURRENT ASSETS

Other noncurrent assets at December 31, 2009 and 2008, are composed of the following:

	2009	2008

Prepaid land lease	$3,635,595	$—
Seller financed notes receivable	438,584	$—

	$4,074,179	$—

NOTE 6—	DISCONTINUED OPERATIONS

The Company has reclassified its consolidated financial statements of operations for the years ended December 31, 2009, 2008 and 2007 and its consolidated balance sheets as of December 31, 2009 and 2008, as a result of implementing FASB ASC 360 to reflect discontinued operations of eleven consolidated hotel properties sold or to be sold during these periods pursuant to the plan for hotel dispositions. This reclassification has no impact on the Company’s net income or the net income per share. During 2007, the Company sold six hotel properties located in Coeur D’Alene, ID; Pueblo, CO; Lincoln, NE; Fenton, MO; and Detroit, MI for approximately $36,095,000 with net proceeds of $35,581,000. During 2008, the Company sold three hotel properties located in Lewiston, ID; Jackson, MS; and Overland Park, KS and two hotel properties located in Kennewick, WA for approximately $28,575,000 with net proceeds of $27,775,000. During 2009, the Company sold two hotel properties located in Ellensburg, WA and St. Joseph, MO for approximately $6,810,000 with net proceeds of $6,342,000.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed financial information of the results of operations for these hotel properties included in discontinued operations are as follows:

	2009	2008	2007

REVENUES	$1,133,690	$6,825,908	$20,859,130

COSTS AND EXPENSES
Direct hotel operations	348,065	2,210,724	7,484,861
Other hotel operating expenses	135,122	813,490	2,746,811
General, selling and administrative	258,495	1,058,716	4,088,156
Repairs and maintenance	36,091	199,290	1,096,351
Depreciation and amortization	153,948	720,140	2,751,368

	931,721	5,002,360	18,167,547

INCOME FROM OPERATIONS	201,969	1,823,548	2,691,583
OTHER INCOME (EXPENSE)
Interest income	116	16,790	(22,818)
Interest (expense)	(39,100)	(556,342)	(2,113,124)
Gain (loss) on disposal of assets	1,301,823	8,994,599	11,031,504

	1,262,839	8,455,047	8,895,562

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$1,464,808	$10,278,595	$11,587,145

NOTE 7—	ACQUISITIONS

The Company applies the principles of FASB ASC 805, Business Combinations, in accounting for its acquisitions. The Company determines the cost of the acquired property based upon the fair value of assets distributed as consideration and the fair value of liabilities incurred. The cost of the acquired entity includes all direct costs of the business combination whereas indirect and general expenses are expensed as incurred. The Company allocates the cost of the acquired entity to the assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. To determine fair value of the various components acquired, the Company engages independent valuation consultants and other third-party real-estate appraisals as necessary. The Company allocates the cost of the acquired property based upon the relative fair values of the various components contained in the appraisals. In certain cases, the cost of the property acquired may be less than the fair value contained in the appraisals. In these cases, the Company reduces the fair values based upon the relative value of the components of the acquisition. The excess of the cost of the acquisition over the fair value will be assigned to intangible assets if the intangible asset is separable and if it arises from a contractual or other legal right. Any remaining excess of the cost of acquisition over fair values assigned to separable assets is recognized as goodwill. Further, many of the Company’s hotel acquisitions to date have been aggregated in accordance with Topic 805 and has resulted in an aggregated purchase price allocation. Since its inception, the Company’s acquisitions and subsequent purchase price allocations have resulted in no goodwill.

The Company’s strategy is to pursue the acquisition of additional hotels under the investment parameters established in the Company’s Operating Agreement. In accordance with this strategy, the Company has made the following acquisitions.

On October 30, 2008, the Company purchased a hotel property in Flagstaff, AZ for approximately $10,750,000. Essentially all of the assets purchased were allocated to property and equipment.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the allocation of the respective purchase prices for each of the aggregated property purchases discussed above during 2009 and 2008:

	2009	2008

Current assets	$—	$—
Property and equipment	—	10,750,000
Intangible assets	—	—

Total assets acquired	—	10,750,000

Current liabilities	—	—
Long-term debt	—	—
Total liabilities assumed	—	—

Net assets acquired	$—	10,750,000

NOTE 8—	DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets at December 31, 2009 and 2008, are comprised of the following:

	2009	2008

Initial franchise fees	$2,596,042	$2,270,544
Deferred financing costs	8,204,003	7,415,091

	10,800,045	9,685,635
Less accumulated amortization	5,971,860	4,020,839

Total	$4,828,185	$5,664,796

Future amortization expense is expected to be approximately:

2010	$1,542,341
2011	1,174,959
2012	672,118
2013	357,098
2014	300,868
Thereafter	780,801

$4,828,185

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—	RESTRICTED CASH

	Property		FF&E
Financing Lender	Taxes	Insurance	Reserves	2009	2008

Wells Fargo (Scottsdale)	$—	$—	$—	$—	$1,556,520
Wells Fargo (Lehman)	641,402	625,694	331,190	1,598,286	1,954,937
National Western Life	31,178	—	—	31,178	—
Capmark (ING)	128,504	—	—	128,504	195,166
Capmark (ING)	145,061	—	—	145,061	501,778
Capmark (ING)	83,473	—	—	83,473	31,485
Capmark (ING)	99,741	—	—	99,741	9,515

	$1,129,359	$625,694	$331,190	$2,086,243	$4,249,401

The Company has financing arrangements under which an agreed upon percentage of gross income is required to be deposited into a special reserve account for future replacements of furniture, fixtures and equipment. Some financing arrangements also include provisions that restricted cash must be maintained in escrow for property taxes and insurance. Funds may be disbursed from the account upon proof of expenditures and approval from the lender.

NOTE 10—	ACCRUED EXPENSES

Accrued expenses at December 31, 2009 and 2008 are comprised of the following:

	2009	2008

Accrued sales and other taxes	$5,238,690	$5,910,209
Accrued salaries and benefits	1,400,729	1,838,615
Accrued interest	1,303,999	1,109,577
Other accrued expenses	1,238,595	1,097,971

	$9,182,013	$9,956,372

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—	DEBT OBLIGATIONS

The Company’s debt obligations at December 31, 2009 and 2008 are as follows:

			Interest	Maturity
Payee			Rate	Date	2009	2008

Lehman Brothers Bank			Fixed (5.4025)%	1/11/2012	$78,980,016	$81,016,607

ING Investment Management			Fixed (5.60)%	1/1/2012	30,088,766	31,211,603
			Fixed (6.10)%	7/1/2012	30,416,427	31,445,191
			Fixed (6.61)%	11/1/2013	6,412,683	6,578,270
			Fixed (6.34)%	7/1/2012	8,122,717	8,319,000

					75,040,593	77,554,064

National Western Life Insurance	(i	)	Fixed (8.0)%	1/1/2015	14,000,000	—

Chambers Bank			Fixed (6.5)%	6/24/2010	1,669,020	1,742,534

JP Morgan			Fixed (7.5)%	11/11/2024	—	14,180,289

Bank of the Ozarks	(h	)	Variable (6.75% at 12/31/09)	6/29/2012	5,794,427	—

MetaBank	(g	)	Variable (5.0% at 12/31/09)	4/1/2012	7,450,000	—

BNC National Bank			Fixed (5.01)%	11/1/2013	5,910,962	6,092,607

	(f	)	Variable (3.0% at 12/31/09	4/1/2016	5,755,882	2,041,373

			and 3.0% at 12/31/08)		11,666,844	8,133,980

M&I Bank			Variable (4.13% at 12/31/09	12/31/2010	9,895,727	9,895,727

			and 6.8% at 12/31/08)	12/31/2010	11,524,451	11,524,451

					21,420,178	21,420,178

General Electric Capital Corp.			Fixed (3.36%)	12/1/2017	9,122,315	9,396,990
			Variable (2.05% at 12/31/09
			and 3.6% at 12/31/08)	3/1/2019	11,300,000	9,557,647
	(c	)	Variable (3.0% at 12/31/09	4/1/2014	11,400,000	9,887,995

			and 4.4% at 12/31/08)		31,822,315	28,842,632

Fortress Credit Corp.	(b	)	Variable (5.98% at 12/31/09	3/5/2010	83,524,828	74,899,566

			and 6.63% at 12/31/08)
First National Bank of Omaha	(a	)	Variable (5.5% at 12/31/09	7/1/2010	20,400,000	24,400,000

			and 3.03% at 12/31/08)
First National Bank of Omaha	(a	)	Fixed (5.25)%	7/1/2013	16,081,630	16,889,585

First National Bank of Omaha	(a	)	Fixed (6.62)%	4/1/2012	—	2,971,977

First National Bank of Omaha			Fixed (5.25)%	2/1/2014	8,771,867	13,462,622

Bank of Cascades	(d	)	Variable (6.0% at 12/31/09	9/30/2011	12,445,888	1,862,974

			and 6.0% at 12/31/08)
Compass Bank	(e	)	Variable (4.5% at 12/31/09	5/17/2018	15,657,044	2,958,429

			and 3.0% at 12/31/08)
Total long-term debt					404,724,650	370,335,437
Less current portion					(134,370,900)	(19,508,600)

Total long-term debt, net of current portion					$270,353,750	$350,826,837

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a)	The Company has a credit pool agreement with the First National Bank of Omaha providing the Company with medium-term financing up to $35,000,000 on a revolving basis through June 2010. The agreement allows for two-year interest only notes and five-year amortizing notes, for which the term of an individual note can extend beyond the term of the agreement. Interest on unpaid principal is payable monthly at a rate LIBOR plus 4.0% and a floor of between 5.25% and 5.50%. The amount of credit available on this agreement to the Company was $0 at December 31, 2009.

(b)	On March 5, 2007, the Company closed on a loan with Fortress Credit Corporation to refinance the debt on several construction projects and provide equity for the acquisition, development and construction of additional real estate and hotel properties. The loan is in the amount of $99,700,000. The current balance on this note is $83,524,828 and carries a variable interest rate of 30-day LIBOR plus 575 basis points. The maturity date of the note is March 5, 2010. The amount of credit available on this loan was $16,175,172 at December 31, 2009.

(c)	On February 29, 2008, the Company entered into a loan with General Electric Capital Corporation in the amount of $11,400,000 to fund the land acquisition and hotel construction located in San Antonio, TX. The loan carries a variable interest rate of 90 day LIBOR plus 225 basis points and matures in May 2014. The current balance is approximately $11,400,000.

(d)	On October 3, 2008, the Company entered into a loan with Bank of the Cascades in the amount of $13,270,000 to fund the land acquisition and hotel construction of the Residence Inn located in Portland, OR. The loan carries a variable interest rate of Prime, with a floor of 6%, and matures September 30, 2011. The current balance is approximately $12,445,888. The amount of credit available on this loan was approximately $824,000 at December 31, 2009.

(e)	On September 17, 2008, the Company entered into a loan with Compass Bank in the amount of $19,250,000 to fund the land acquisition and hotel construction of the Courtyard by Marriott located in Flagstaff, AZ. The loan carries a variable interest rate of Prime minus 25 basis points and matures May 17, 2018. The current balance is approximately $15,657,044. The amount of credit available on this loan was approximately $3,593,000 at December 31, 2009.

(f)	On October 1, 2008, the Company entered into a loan with BNC National Bank in the amount of $6,460,000 to fund the land acquisition and hotel construction of the Holiday Inn Express located in Twin Falls, ID. The loan carries a variable interest rate of Prime minus 25 basis points and matures April 1, 2016. The current balance is approximately $5,755,882. The amount of credit available on this loan was approximately $704,000 at December 31, 2009.

(g)	On March 10, 2009, the Company entered into a loan modification agreement with MetaBank in the amount of $7,450,000 on the Boise, ID Cambria Suites. The loan modification extended the maturity date to April 1, 2012.

(h)	On June 29, 2009, the Company entered into a loan with Bank of the Ozarks in the amount of $10,816,000 to fund the hotel construction located in Portland, OR. The loan carries a variable interest rate of 90 day LIBOR plus 400 basis points with a floor of 6.75% and matures on June 29, 2012. The current balance is approximately $5,794,427. The amount of credit available on this loan was approximately $4,778,000 at December 31, 2009.

(i)	On December 9, 2009, the Company entered into two loans with National Western Life Insurance Company in the amounts of $8,650,000 and $5,350,000 to refinance the JP Morgan debt on the two Scottsdale, AZ hotels. The loans carry a fixed rate of 8.0% and mature on January 1, 2015. The current balance on the two notes is $14,000,000.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term debt for each of the next five years are estimated as follows:

2010	$134,370,900
2011	19,601,500
2012	147,401,500
2013	36,369,600
2014	28,574,200
Thereafter	38,406,950

$404,724,650

At December 31, 2009 and 2008, the Company owned 64 and 62 properties, respectively, that were pledged as collateral on various credit agreements, as well as accounts receivable and intangible assets.

Some of the credit agreements were also guaranteed by the affiliated members of the Company and certain affiliated entities. Significant covenants in the credit agreements require the Company to maintain minimum debt service coverage ratios. The weighted-average interest rate for all borrowings was 5.40% and 5.01% at December 31, 2009 and 2008, respectively.

NOTE 12—	LINES OF CREDIT AND NOTES PAYABLE

The Company has a line-of-credit agreement with the First National Bank of Omaha providing the Company with short-term financing up to $28,200,000 on a revolving basis. Interest on unpaid principal is payable monthly at a rate equal to LIBOR plus 4.0%, with a floor of 5.5%. The amount of outstanding on this line-of-credit was $21,457,943 and $12,288,500 at December 31, 2009 and 2008, respectively, which also represents the maximum amount of borrowings during the year. This line-of-credit is secured by a mortgage on the specific hotels financed.

NOTE 13—	MEMBERS’ EQUITY

The Company was formed on January 8, 2004. As specified in the Company’s Operating Agreement, the Company has four classes of membership capital units authorized: Class A, A-1, B and C.

On October 21, 2008, the Company issued a “Confidential Private Placement Memorandum” (PPM) for the purpose of acquiring additional investors. The PPM offered up to $100,000,000 of Class A-1 membership units. For the period ended December 31, 2008, the Company issued 63.25 units in connection with this offering. The Company received proceeds of the offering (net of expenses) of $5,614,466. For the period ended December 31, 2009, the company issued 241.33 units in connection with this offering. The Company received proceeds of the offering (net of expenses) of $22,123,951. The offering closed on October 20, 2009.

NOTE 14—	FRANCHISE AGREEMENTS

The Company operates hotels under franchise agreements with various hotel chains expiring through 2025. The franchise agreements are for 3-20 year terms. Under the franchise agreements, the Company pays royalties of 2.5% to 5.0% of room revenues and national advertising and media fees of 3% to 4% of total room revenues.

For the years ended December 31, 2009, 2008 and 2007, the Company incurred royalties of $5,402,948, $6,172,495 and $5,852,019, respectively, and advertising and national media fees of $8,134,854, $8,741,272 and $7,978,134, respectively.

The franchise agreements include restrictions on the transfer of the franchise licenses and the sale or lease of the hotel properties without prior written consent of the franchisor.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—	BENEFIT PLANS

The Company has a qualified contributory retirement plan (the Plan), under Section 401(k) of the Internal Revenue Code which covers all full-time employees who meet certain eligibility requirements. Voluntary contributions may be made to the Plan by employees. Discretionary matching Company contributions of $69,385 and $68,543 were made in the years ended December 31, 2008 and 2007, respectively. The Plan was changed to a Safe Harbor Plan effective for the 2008 calendar year. This Plan requires a mandatory employer contribution. Therefore, the Company accrued $137,135 for employer contributions for the 2008 calendar year. The plan was converted back to a discretionary match during the fourth quarter 2009. Therefore, the employer contributions expense for the first three quarters of 2009 was $116,020.

NOTE 16—	COMMITMENTS AND CONTINGENCIES

The Company leases land for two of its Ft. Smith properties under the terms of operating ground lease agreements expiring August 2022 and May 2030. The lease on the Ellensburg property was transferred with the sale of that hotel in 2009. The Company has options to renew the other leases for periods that range from 5-30 years. The Company has a prepaid land lease on the Portland hotels with a remaining balance of $3,635,595 on December 31, 2009. This lease expires in June 2084. Total rent expense for these leases for the years ended December 31, 2009, 2008 and 2007 was $321,916, $235,549 and $248,246, respectively.

Approximate future minimum rental payments for noncancelable operating leases in excess of one year are as follows:

2010	$237,475
2011	241,855
2012	246,366
2013	251,012
2014	255,798
Thereafter	6,994,127

$8,226,633

NOTE 17—	RELATED PARTY TRANSACTIONS

Pursuant to a management agreement, The Summit Group, Inc. (a related party through common ownership and management control) provides management and accounting services for the Company. The agreement provides for the Company to reimburse The Summit Group, Inc. for its actual overhead costs and expenses relating to the managing of the hotel properties. At no time will the reimbursed management expenses exceed 4.5% of annual gross revenues. For the periods ended December 31, 2009, 2008 and 2007, the Company paid reimbursed management expenses of $2,894,078, $4,186,593 and $4,122,048, respectively, and reimbursed accounting services of $589,012, $626,685 and $637,448, respectively. The Company also reimbursed for maintenance and purchasing services of $530,457, $641,526 and $691,174, for the periods ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009 and 2008, the Company had accounts payable of $252,113 and $572,919, respectively, to The Summit Group, Inc. The Company cannot remove The Summit Group, Inc. as its manager except for cause as specified in the agreement.

As of December 31, 2009 and 2008, the Company had accounts payable to The Summit Group, Inc. for $242,135 and $2,600,260 relating to reimbursement and development expenses for 5 and 17 new hotel properties, respectively. The Company reimbursed The Summit Group, Inc. for development expenses in the amount of $1,300,000 and $1,995,000 for the years ended December 31, 2009 and 2008, respectively.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2008, the Company issued a private placement memorandum (PPM) for the purpose of acquiring additional investors. Summit Capital Partners, LLC (SCP), a related party through common ownership and management control, brokered securities related to the PPM for the company. For the year ended December 31, 2008, capital contributions of $6,325,000 (cash proceeds received net of expenses equaled $5,614,466) was raised with the assistance of SCP. Commission expense paid to SCP for the year ended December 31, 2008 was $206,625. For the year ended December 31, 2009, capital contributions of $24,133,000 (cash proceeds received net of expenses equaled $22,123,951) was raised with the assistance of SCP. Commission expense paid to SCP for the year ended December 31, 2009 was $570,600.

NOTE 18—	SUBSEQUENT EVENTS

The Company and Fortress Credit Corp (“Fortress”) have agreed to the material terms of an extension of the Company’s loan with Fortress (“Fortress Loan”). In March 2007 the Company entered into the Fortress Loan, in the amount of $99.7 million and with a maturity date of March 5, 2010. To permit the parties to finalize the definitive documentation for the extension, Fortress has agreed to forbear from declaring a default or otherwise enforcing its rights under the Fortress Loan until April 5, 2010. The extension is anticipated to be for a period of one year, with an option for an additional six month extension contingent on meeting certain requirements.

NOTE 19—	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected consolidated quarterly financial data (in thousands, except per unit amounts) for 2009, 2008 and 2007 is summarized below. The sum of the quarterly earnings (loss) per unit amounts may not equal the annual earnings per unit amounts due primarily to changes in the number of common units and common unit equivalents outstanding from quarter to quarter. The matters which affect the comparability of our quarterly results include seasonality.

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Three Months Ended
					Year Ended
	3/31	6/30	9/30	12/31	12/31

2009 (restated):
Total revenue	$29,301	$31,293	$32,211	$28,395	$121,200
Net income (loss) from continuing operations before minority interests	(1,698)	(1,619)	(6,914)	(7,548)	(17,779)
Less minority interests in operations of consolidated partnerships	(123)	(63)	393	(207)	—
Net income (loss) from continuing operations	(1,575)	(1,556)	(7,307)	(7,341)	(17,779)
Discontinued operations	104	1,697	(336)	—	1,465
Net income (loss) before income taxes	(1,471)	141	(7,643)	(7,341)	(16,314)
Less state income tax	—	—	(20)	20	—
Net income (loss)	$(1,471)	$141	$(7,623)	$(7,361)	$(16,314)
Net income (loss) per unit:	$(893.99)	$82.31	$(4,422.24)	$(4,157.62)	$(9,391.54)
2008:
Total revenue	$32,381	$35,556	$38,018	$29,152	$135,107
Net income (loss) from continuing operations before minority interests	459	2,688	5,337	(4,473)	4,011
Less minority interests in operations of consolidated partnerships	244	73	(158)	225	384
Net income (loss) from continuing operations	215	2,615	5,495	(4,698)	3,627
Discontinued operations	290	1,751	8,048	189	10,278
Net income (loss) before income taxes	505	4,366	13,543	(4,509)	13,905
Less state income tax	—	309	895	(378)	826
Net income (loss)	$505	$4,057	$12,648	$(4,131)	$13,079
Net income (loss) per unit:	$324.79	$2,609.29	$8,134.65	$(2,656.88)	$8,411.67
2007:
Total revenue	$25,855	$29,105	$30,590	$28,339	$113,889
Net income (loss) from continuing operations before minority interests	2,624	875	2,919	(2,500)	3,918
Less minority interests in operations of consolidated partnerships	333	219	(107)	333	778
Net income (loss) from continuing operations	2,291	656	3,026	(2,833)	3,140
Discontinued operations	6	3,561	2,076	5,944	11,587
Net income (loss) before income taxes	2,297	4,217	5,102	3,111	14,727
Less state income tax	72	411	298	(66)	715
Net income (loss)	$2,225	$3,806	$4,804	$3,177	$14,012
Net income (loss) per unit:	$1,431.02	$2,447.86	$3,089.73	$2,043.31	$9,012.19

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—	PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following condensed pro forma financial information is presented as if the acquisitions discussed in Note 6 had been consummated as of the beginning of the period presented but is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions had been consummated at that time nor does it purport to represent the results of operations for future periods.

	For the Year Ended December 31:
	2009 (restated)	2008	2007

Total revenue	$121,199,736	$142,583,370	$136,638,460
Net income before minority interests	(16,466,961)	12,984,433	14,040,192
Minority interests in operations of consolidated partnerships	—	384,269	777,762
Net income	$(16,466,961)	$12,600,164	$13,262,430
Net income per unit:	$(9,479.41)	$8,103.89	$8,529.83

NOTE 21—	CORRECTION OF AN IMMATERIAL ERROR

As disclosed in the quarterly report on Form 10-Q of the Company, for the quarter ended March 31, 2010, the Company recorded an impairment charge of $1,173,100 to write down the carrying value of its Courtyard hotel in Memphis, TN to fair value. Management’s evaluation of impairment for this property as of December 31, 2009 indicated a potential impairment, however, management concluded at that time that the amount was not material to the 2009 financial statements. Subsequently, management concluded that the fair value at December 31, 2009 was not different from the fair value that was determined in the quarter ended March 31, 2010. Therefore, management believes the impairment charge should have been recorded in the quarter ended December 31, 2009. The effect of the error was to understate Loss on Impairment of Assets for the year ended December 31, 2009 and to overstate Property and Equipment, net at December 31, 2009.

The following is a summary of the effects of the correction on the Company’s consolidated balance sheet as of December 31, 2009 and the consolidated statement of operations, statement of cash flows, and statement of changes in members’ equity for the year ended December 31, 2009. This correction also affected sections of Notes 1, 3, 19 and 20.

	December 31, 2009
	As Previously	As
	Reported	Restated

Consolidated Balance Sheet
Property and Equipment, net	$483,940,701	$482,767,601
Total Assets	$519,419,531	$518,246,431

Class A, 1,166.62 units	$60,451,469	$59,961,958
Class A-1, 437.83 & 196.50 units	34,330,877	34,244,056
Class B, 81.36 units	1,891,187	1,804,718
Class C, 173.60 units	(12,576,658)	(13,086,957)

Total Summit Hotel Properties, LLC members’ equity	$84,096,875	$82,923,775
Total Equity	$82,472,412	$81,299,312
Total Liabilities and Members’ Equity	$519,419,531	$518,246,431

SUMMIT HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31, 2009
	As Previously	As
	Reported	Restated

Consolidated Statement of Operations
Loss on impairment of assets	$6,332,836	$7,505,836
Costs and expenses	119,530,510	120,703,610
Income from operations	1,669,226	496,126
Income (loss) from continuing operations	(16,606,040)	(17,779,140)
Net income (loss) before income taxes	(15,141,232)	(16,314,332)
Net income (loss)	(15,141,232)	(16,314,332)
Net loss attributable to Summit Hotel Properties, LLC	$(15,141,232)	$(16,314,332)

Basic and diluted loss per $100,000 capital unit	$(8,716.23)	$(9,391.54)

Consolidated Statement of Changes in Members’ Equity
Net Income (Loss)	$(15,141,323)	$(16,314,332)
Class A	(6,318,133)	(6,807,644)
Class A-1	(1,120,603)	(1,207,424)
Class B	(1,116,060)	(1,202,529)
Class C	(6,586,436)	(7,096,735)
Total SHP members’ equity	$84,096,875	$82,923,775
Class A	60,451,469	59,961,958
Class A-1	34,330,877	34,244,056
Class B	1,891,187	1,804,718
Class C	(12,576,658)	(13,086,957)
Consolidated Statement of Cash Flows
Net income (loss)	$(15,141,232)	$(16,314,332)
Loss on impairment of assets	$6,332,836	$7,505,836

Annex A

AMENDMENT NO. 1 TO
THIRD AMENDED AND RESTATED OPERATING AGREEMENT FOR
SUMMIT HOTEL PROPERTIES, LLC

THIS AMENDMENT NO.  1 TO THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF SUMMIT HOTEL PROPERTIES, LLC is accepted and made effective the   day of          , 20  .

WITNESSETH:

WHEREAS, the First Amended Operating Agreement of Summit Hotel Properties, LLC dated January 8, 2004 was replaced in its entirety by the Second Amended Operating Agreement of Summit Hotel Properties, LLC dated April 1, 2004, which was replaced in its entirety by the Third Amended and Restated Operating Agreement of Summit Hotel Properties, LLC dated July 25, 2005 (“Operating Agreement”); and

WHEREAS, the Board of Managers of Summit Hotel Properties, LLC (the “Company”) recommended to the Members of the Company that the Operating Agreement shall be amended in the manner set forth below.

WHEREAS, pursuant to a duly called and convened meeting of the Class A, Class A-1 and Class C Members of the Company, the Company Manager, separately, and the holders of 51% or more of the Class A and Class A-1 Membership Interests, voting together as a group, adopted and approved the amendment to the Operating Agreement set forth below.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, it is hereby agreed as follows:

1. Section 2.7 of the Operating Agreement shall be deleted and replaced in its entirety with the following:

2.7 Mergers and Consolidations.  The Company may merge or consolidate with or into one or more business entities as set forth below. At a duly convened meeting of Members at which a quorum is present, such proposed merger or consolidation shall be adopted and approved upon the affirmative vote of (i) the Class C member, voting separately, and (ii) 51% or more of the Class A and Class A-1 Membership Interests of the Company, voting together as a group.

2. Except as set forth herein, the Operating Agreement shall remain unchanged and all other provisions of the Operating Agreement are hereby ratified and affirmed.

3. Capitalized terms not defined herein shall have the meanings ascribed to them in the Operating Agreement.
Dated effective the   day of          , 20  .

Signature

Print Name

Title

A-1

Annex B

AGREEMENT AND PLAN OF MERGER

SUMMIT HOTEL PROPERTIES, LLC

SUMMIT HOTEL OP, LP

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 5, 2010 by and between Summit Hotel Properties, LLC, a South Dakota limited liability company (the “LLC”), and Summit Hotel OP, LP, a Delaware limited partnership (the “OP”).

RECITALS

WHEREAS, the parties hereto have determined that it is in their respective best interests, on the terms and subject to the conditions hereinafter set forth, that (i) the LLC be merged with and into the OP, with the OP surviving, and (ii) all of the outstanding Class A, Class A-1, Class B and Class C limited liability company interests in the LLC (collectively, the “Membership Interests”) be converted into the right to receive the Aggregate Merger Consideration (as defined below) as set forth herein;

WHEREAS, the transactions contemplated by this Agreement are intended to coincide with and be a component part of the formation and underwritten initial public offering (the “IPO”) of Summit Hotel Properties, Inc., a Maryland corporation (the “REIT”), the general partner of the OP;

NOW, THEREFORE, for good and valuable consideration and in consideration of the foregoing and of the representations, warranties, covenants and agreements contained herein, the parties, each intending to be legally bound hereby, agree as follows:

ARTICLE 1

THE MERGER

1.1.  The Merger. Subject to the terms and conditions of this Agreement, and in accordance with the provisions of the South Dakota Limited Liability Company Act (the “SDLLCA”) and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), the LLC shall be merged with and into the OP and the separate existence of the LLC shall thereupon cease (the ‘Merger”). The OP shall be the surviving entity in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and shall continue to be governed by the laws of the State of Delaware, and the separate existence of the Surviving Entity as a Delaware limited partnership, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the SDLLCA and the DRULPA.

1.2.  The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Hunton & Williams LLP, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, VA 23219, on the day upon which all of the conditions to the Merger shall have been satisfied or waived in writing, or (b) at such other time, date or place as the LLC and the OP may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

1.3.  Effective Time. If all the conditions to the Merger set forth in Article 4 have been satisfied or waived in accordance herewith and this Agreement has not been terminated as provided in Article 5, upon the Closing, the parties hereto will cause (i) a certificate of merger substantially in the form attached hereto as Exhibit A (the “LLC Certificate of Merger”) to be executed and filed with the Office of the Secretary of the State of South Dakota, as provided in the SDLLCA and (ii) a certificate of merger substantially in the form attached hereto as Exhibit B (the “OP Certificate of Merger,” and together with the LLC Certificate of Merger, the “Certificates of Merger”) to be executed and filed with the Office of the Secretary of the State of Delaware, as provided in the DRULPA. The Merger will become effective at the time and on the date specified in the Certificates of Merger, or, absent any such indication, upon acceptance of the filings thereof by the States (the “Effective Time”).

1.4.  Name and Location of Surviving Entity. The name of the Surviving Entity, “Summit Hotel OP, LP,” shall continue unchanged at the Effective Time. The address of the Surviving Entity will be: 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105.

1.5.  Certificate of Limited Partnership. The certificate of limited partnership of the OP shall be the certificate of limited partnership of the Surviving Entity until thereafter changed or amended in accordance with the provisions thereof and applicable law.

1.6.  Partnership Agreement. The First Amended and Restated Agreement of Limited Partnership of the OP (the “OP Agreement”) shall be the partnership agreement of the Surviving Entity until thereafter changed or amended in accordance with the provisions thereof and applicable law.

1.7.  Effect on Membership Interests.

(a) At the Effective Time, by virtue of the Merger, and without any further action on the part of any member of the LLC (each, a “Member” and collectively, the “Members”):

(i) all of the Membership Interests will be converted into a total of 9,993,992 units of limited partnership interest in the OP (“OP Units,” and such aggregate number of OP Units, ‘Aggregate Merger Consideration”). The Aggregate Merger Consideration will be allocated among the Class A, Class A-1, Class B and Class C Membership Interests as set forth on Exhibit C hereto.

(ii) Members holding Class A, Class A-1, Class B and Class C Membership Interests will be entitled to receive a number of OP Units equal to the product of (i) the aggregate number of OP Units allocable to the applicable class of Membership Interests as set forth on Exhibit C multiplied by (ii) the percentage represented by (A) the Member’s adjusted capital contribution to the LLC represented by interests of the class, as defined in the Third Amended and Restated Operating Agreement for the LLC (the “Operating Agreement”) and as reflected in the books and records of the LLC, divided by (B) the aggregate adjusted capital contributions of all Members holding Membership Interests of the class represented by interests of the class, in each case, determined as of the close of the business day immediately prior to the Effective Time. Examples are described on Exhibit C attached hereto.

(iii) No fractional OP Units will be issued pursuant hereto. Any fractional OP Unit will be rounded up or down to the nearest whole OP unit.

(b) The rights of holders of the OP Units, as limited partners of the OP, as of the Closing, including rights with respect to redemption of OP Units, will be as set forth in the OP Agreement.

(c) The name of each Member, and the number of OP Units issued to such Member, will be recorded in the books and records of the OP.

(d) Each Membership Interest will no longer be outstanding and will be canceled and retired and will cease to exist.

1.8.  Rights Upon Exchange.

(a) The Aggregate Merger Consideration will be deemed to have been issued in full satisfaction of all rights pertaining to the Membership Interests.

(b) At and after the Effective Time, there will be no transfers on the books and records of the LLC of Membership Interests which were outstanding immediately prior to the Effective Time.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1.  Representations and Warranties of the LLC. The LLC hereby represents and warrants to the OP as follows:

(a) Organization and Good Standing.  The LLC has been duly formed and is validly existing as a limited liability company in good standing under the SDLLCA with the requisite limited liability company power and authority to own, lease and operate its assets, conduct the business in which it is engaged and perform its obligations under this Agreement. The LLC is duly qualified to transact business and is in good standing under the laws of each jurisdiction in which it owns or leases assets, or conducts any business, so as to require such qualification, except where the failure to be so qualified would not have a material adverse effect on the financial condition or results of operations of the LLC (a “Material Adverse Effect”).

(b) Authority.  The LLC has the requisite limited liability company power and authority to enter into this Agreement and to consummate the Merger. The execution and delivery of this Agreement by the LLC and the consummation by the LLC of the Merger have been duly authorized by all necessary limited liability company action on the part of the LLC; other than approval of an amendment to the LLC Agreement specifically relating to the Merger and approval of the Merger by the Members in accordance with the Operating Agreement and the SDLLCA. This Agreement has been duly executed and delivered by the LLC and constitutes the legal, valid and binding agreement of the LLC enforceable against the LLC in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (b) equitable principles of general applicability relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) Capital Structure.  All outstanding Membership Interests are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the SDLLCA, the Operating Agreement or any contract, lease, license, indenture, note, bond or other agreement (a “Contract”) to which the LLC is a party. There are no options, warrants, calls, rights, convertible or exchangeable securities, units, commitments, Contracts, subscriptions, arrangements or undertakings to which the LLC is a party (x) obligating the LLC to issue, deliver or sell, or cause to be issued, delivered or sold, additional Membership Interests or other equity interests in, or any security convertible or exercisable for or exchangeable into any Membership Interests or other equity interest in, the LLC or (y) obligating the LLC to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, subscription, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of the LLC to repurchase, redeem or otherwise acquire any Membership Interest. There are no agreements among Members, voting trusts or other agreements or understandings to which the LLC is a party or to which it is bound relating to the holding, voting or disposition of the Membership Interests.

(d) Litigation.  There is no litigation or proceeding, either judicial or administrative, pending or, to the LLC’s knowledge, threatened, affecting its ability to consummate the Merger. There is no outstanding order, writ, injunction or decree of any court, government, governmental entity or authority or arbitration against or affecting the LLC, which in any such case would impair the LLC’s ability to enter into and perform all of its obligations under this Agreement.

(e) Title.  Except as disclosed in the LLC’s filings with the Securities and Exchange Commission prior to the date hereof (the “SEC Filings”), the LLC has fee simple title to all of its real property and good and valid title to all the personal property described in the SEC Filings.

(f) Financial Statements.  The financial statements for the LLC contained in the SEC Filings (the “Financial Statements”) present fairly the financial condition of the LLC at the dates indicated and the results of the LLC’s operations for the periods specified, and there have been no changes in the financial condition of the LLC since the date of the most recent Financial Statements that would, in the aggregate, have a Material Adverse Effect.

(g) Debt.  Except for the debt described in the Financial Statements, the LLC has no indebtedness except for indebtedness incurred by the LLC in the ordinary course of business. The LLC has received no written notice of any default under any such debt, nor to the best of the LLC’s knowledge has any default (or any event that, but for the passage of time or the giving of notice, or both, would constitute a default) occurred under any such debt, which in either case has not been cured in full and which would have a Material Adverse Effect.

(h) No Insolvency Proceedings.  No attachments, execution proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings are pending or, to the LLC’s knowledge, threatened against the LLC, nor are any such proceedings contemplated by the LLC.

(i) No Brokers.  The LLC has not entered into, and covenants that it will not enter into, any agreement, arrangement or understanding with any person or firm which will result in the obligation of the LLC to pay any finder’s fee, brokerage commission or similar payment in connection with the Merger.

(j) Partnership Status.  The LLC represents and warrants that, since its formation, it has qualified to be taxed as a partnership, and not an association or publicly traded partnership taxable as a corporation, for federal income tax purposes.

(k) Tax Matters.  The LLC has timely filed (taking into account all properly granted extensions) all material federal, state, and local tax returns required to be filed by it with respect to all taxes, and all such tax returns are true, correct and complete, except to the extent not being so would not have, alone or in the aggregate, a Material Adverse Effect. The LLC has paid all taxes which are shown to have become due and payable by it pursuant to such tax returns and has paid all other taxes for which it has received a notice of assessment or demand for payment. There are no liens for taxes upon the assets or properties of the LLC other than liens for taxes not yet due and those which are being contested in good faith by appropriate proceedings. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to the assessment of any tax for any currently open taxable period with respect to the LLC. There is no pending or proposed deficiency, examination, claim, litigation or other proceeding with respect to taxes of the LLC. The LLC has complied in all material respects with all laws relating to the withholding of taxes and has duly and timely withheld and collected all required amounts from distributions to its Members, from employee salaries, wages and compensation and from all other amounts paid, and has paid over such amounts to the appropriate taxing authority.

2.2.  Representations and Warranties of the OP. The OP hereby represents and warrants to the LLC as follows:

(a) Organization and Good Standing of the OP.  The OP has been duly formed and is validly existing as a limited partnership in good standing under the DRULPA with the requisite partnership power and authority to own, lease and operate its assets, conduct the business in which it is engaged and perform its obligations under this Agreement.

(b) Authority.  The OP has the requisite limited partnership power and authority to enter into this Agreement and to consummate the Merger. The execution and delivery of this Agreement by the OP and the consummation by the OP of the Merger have been duly authorized by all necessary limited partnership action on the part of the OP. This Agreement has been duly executed and delivered by the OP and constitutes the legal, valid and binding agreement of the OP enforceable against it in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (b) equitable principles of general applicability relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) Issuance of OP Units.  The OP Units when issued, will be duly and validly authorized and issued, free of any preemptive or similar rights, without any obligation to restore capital except as required by the DRULPA or as agreed between the OP and any limited partner in the OP.

(d) Litigation.  There is no litigation or proceeding, either judicial or administrative, pending or, to the OP’s knowledge, threatened, affecting its ability to consummate the Merger. There is no outstanding order, writ, injunction or decree of any court, government, governmental entity or authority or arbitration against or affecting the OP, which in any such case would impair the OP’s ability to enter into and perform all of its obligations under this Agreement.

(e) No Insolvency Proceedings.  No attachments, execution proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings are pending or, to the OP’s knowledge, threatened against the OP, nor are any such proceedings contemplated by the OP.

(f) No Brokers.  The OP has not entered into and covenants that it will not enter into, any agreement, arrangement or understanding with any person or firm which will result in the obligation of the OP to pay any finder’s fee, brokerage commission or similar payment in connection with the Merger.

(g) Disregarded Entity Status.  The OP will be disregarded as an entity separate from the REIT for federal income tax purposes.

ARTICLE 3

COVENANTS

3.1.  Carrying on in the Ordinary Course of Business. From the date hereof to the Closing Date, each of the parties hereto shall conduct its business in the ordinary course in all material respects, except that each party may take such actions and execute such documents as may be required to effectuate the Merger and any related transactions.

3.2.  Further Assurances. Each of the parties shall execute and deliver to the other parties all such other and further instruments and documents and take or cause to be taken all such other and further actions as any of them may reasonably request in order to effect the Merger and any related transactions.

3.3.  Structure of Merger. For financial accounting, state law and all other purposes except federal income tax purposes, each of the parties will treat the Merger as (i) a contribution of all of the LLC’s assets to and assumption of all of the LLC’s liabilities by the OP in exchange for the Aggregate Merger Consideration; (ii) distribution of the OP Units by the LLC to its Members in complete satisfaction of the obligations of the LLC to its Members; and (iii) continuation of the OP as the surviving entity and successor to the LLC’s hotel ownership business. For federal income tax purposes, each of the parties will treat (i) the Merger as a tax-deferred contribution of the assets of the OP to the LLC in exchange for OP Units under Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the OP as a continuation of the LLC following the Merger.

3.4.  Distributions to Class A and Class A-1 Members. On or prior to the Closing Date, the LLC will distribute to Members holding Class A and Class A-1 Membership Interests all accrued and unpaid Priority Returns, as defined in the LLC Agreement, with respect to such Membership Interests, through August 31, 2010. The LLC may also distribute to the Members holding Class A and Class A-1 Membership Interests, at or immediately prior to Closing, up to the amount of any then unpaid Priority Returns with respect to the Class A and Class A-1 Membership Interests, out of available cash, if any, in excess of the sum of the LLC’s (i) working capital requirements, (ii) reserve requirements and (iii) payments to lenders required in the ordinary course or in connection with extending maturity dates, whether in the form of fees or defeasement of principal, in each case as determined in the sole discretion of the board of managers of the LLC.

ARTICLE 4

CONDITIONS

4.1.  Conditions to Each Party’s Obligations to Effect the Merger. The obligations of the OP and the LLC to effect the Merger are subject to the fulfillment, simultaneously with or prior to the Closing, of the following conditions (unless such conditions are waived in writing by the OP and the LLC):

(a) IPO.  The IPO of the REIT, on such terms as the REIT, in its sole and absolute discretion, shall have determined to be acceptable, shall have been completed.

(b) Registration Statement on Form S-4.  The registration statement on Form S-4 (the ‘Form S-4”) filed with the Securities and Exchange Commission (the “SEC”) relating to the issuance of the OP Units shall have been declared effective by the SEC and shall not have been subjected to any stop order or other suspension of effectiveness.

(c) Registration Statement on Form S-11.  The registration statement on Form S-11 filed by the REIT with the SEC relating to the IPO shall have been declared effective by the SEC and shall not have been subjected to any stop order or other suspension of effectiveness.

(d) Amendment to Operating Agreement.  The Amendment to the Operating Agreement described in the Form S-4 shall have been approved by the Company Manager, as defined in the Operating Agreement, and by holders of a majority of the aggregate voting power of the Class A and Class A-1 Membership Interests, voting as a single group at a special meeting of Class A and Class A-1 Members held for such purpose.

(e) Member Approval of the Merger.  The Merger, including this Agreement, shall have been approved by the Class C Member and the holders of a majority of the aggregate combined voting power of the Class A and Class A-1 Membership Interests, voting as a single group, at a special meeting of Class A, Class A-1 and Class C Members held for such purpose.

(f) Listing of REIT Shares.  The shares of REIT Common Stock issuable in the IPO shall have been approved for listing on the New York Stock Exchange or other national securities exchange, subject to official notice of issuance.

4.2.  Conditions to the OP’s Obligations to Effect the Merger. The obligation of the OP to effect the Merger is subject to the fulfillment, at or prior to the Closing, of the following conditions (unless such conditions are waived in writing by the OP):

(a) Representations and Warranties.  The representations and warranties made by the LLC pursuant to this Agreement shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made as of the Closing Date.

(b) Performance.  The LLC shall have performed and complied in all material respects with all agreements and covenants that it is required to perform or comply with pursuant to this Agreement prior to the Closing.

(c) Legal Proceedings.  No order, statute, rule, regulation, executive order, injunction, stay, decree, or restraining order shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or governmental entity that prohibits the consummation of the Merger, and no litigation or governmental proceeding seeking such an order shall be pending or threatened.

(d) Consents and Approvals.  All required consents of governmental and private parties to effect the Merger, including, without limitation, required consents of any lenders and franchisors, shall have been obtained.

(e) Scottsdale Properties.  The OP shall have entered into binding agreements to acquire all of the membership interests in Summit Group of Scottsdale, Arizona, LLC (“SGS”) not currently owned by the LLC.

(f) Hotel Management Agreements.  The hotel management agreements in effect between The Summit Group, Inc (“SGI”) and the LLC and between SGI and SGS shall have been assigned by SGI to an “eligible independent contractor” as defined by the Code, effective no later than the Effective Time.

4.3.  Conditions to the LLC’s Obligation to Effect the Merger. The obligation of the LLC to effect the Merger are subject to the fulfillment, at or prior to the Closing, of the following conditions (unless such conditions are waived in writing by the LLC):

(a) Representations and Warranties.  The representations and warranties made by the OP pursuant to this Agreement shall be true and correct in all material respects as of the Closing as though such representations and warranties were made at the Closing.

(b) Performance.  The OP shall have performed and complied in all material respects with all agreements and covenants that it is required to perform or comply with pursuant to this Agreement prior to the Closing.

(c) Legal Proceedings.  No order, statute, rule, regulation, executive order, injunction, stay, decree, or restraining order shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or governmental entity that prohibits the consummation of the Merger, and no litigation or governmental proceeding seeking such an order shall be pending or threatened.

(d) Consents and Approvals.  All required consents of governmental and private parties to effect the Merger, including, without limitation, required consents of any lenders and franchisors, shall have been obtained.

(e) OP Agreement.  The OP Agreement shall have been amended and restated in substantially the form of Exhibit D hereto effective as of the Closing Time.

ARTICLE 5

TERMINATION

5.1.  Termination and Abandonment by the OP. The OP shall have the right to terminate this Agreement and abandon the Merger at any time prior to the filing of the Certificates of Merger upon the determination by the REIT, in its sole and absolute discretion, not to proceed with the IPO.

5.2.  Termination and Abandonment by the LLC. The LLC shall have the right to terminate this Agreement and abandon the Merger at any time and for any reason on or after September 30, 2011, but prior to the filing of the Certificates of Merger.

5.3.  Effect of Termination and Abandonment. Upon the termination of this Agreement and abandonment of the Merger pursuant to Section 5.1 or 5.2 hereof, this Agreement shall become void and have no effect, and no party shall have any liability to the other in connection with the Merger, or as a result of the termination of this Agreement; provided, that the foregoing shall not relieve a party of any liability as a result of a breach of any of the terms of this Agreement.

ARTICLE 6

GENERAL PROVISIONS

6.1.  Entire Agreement. This Agreement, the Exhibits and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

6.2.  Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.3.  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

6.4.  Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all of the parties hereto.

6.5.  Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

6.6.  Incorporation. All Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

6.7.  Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

6.8.  Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

6.9.  No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf as of the day and year first written above.

SUMMIT HOTEL OP, LP

By:	Summit Hotel Properties, Inc., a Maryland corporation, its General Partner

By:	/s/ Daniel P. Hansen
Name:  Daniel P. Hansen
Title:  President and Chief Executive Officer

SUMMIT HOTEL PROPERTIES, LLC

/s/  Kerry W. Boekelheide
Name:  Kerry W. Boekelheide
Title:  Chief Executive Officer

[Signature page follows.]

EXHIBIT A
Articles of Merger

Pursuant to the provisions of SDCL 47-34A-905, the following Articles of Merger are executed for purposes of merging Summit Hotel Properties, LLC, a South Dakota limited liability company (“SHP LLC”), with and into Summit Hotel OP, LP, a Delaware limited partnership (the “Surviving Entity”). SHP LLC and the Surviving Entity are sometimes referred to herein as the “Constituent Parties”)

FIRST:  The name and jurisdiction of formation or organization of the Constituent Parties are as follows: (a) Summit Hotel Properties, LLC, a South Dakota limited liability company and (b) Summit Hotel OP, LP, a Delaware limited partnership.

SECOND:  Summit Hotel Properties, LLC filed its Articles of Organization with the South Dakota Secretary of State’s office on January 12, 2004.

THIRD:  An Agreement and Plan of Merger has been duly approved by SHP LLC in accordance with the provisions of the South Dakota Limited Liability Company Act, SDCL 47-34A (the “Act”) and by the Surviving Entity in accordance with the Delaware Revised Uniform Limited Partnership Act.

FOURTH:  The Surviving Entity’s name is Summit Hotel OP, LP, a Delaware limited partnership, and its principal place of business is 2701 South Minnesota Avenue, Suite 6, Sioux Falls, SD 57105.

FIFTH:  The effective date of the merger shall be the date of filing of these Articles of Merger with the Secretary of State of South Dakota.

SIXTH:  The Surviving Entity filed its Certificate of Limited Partnership with the Delaware Secretary of State’s office on June 30, 2010, and it is submitting contemporaneously herewith an application for authority to operate as a foreign limited partnership.

SEVENTH:  In accordance with SDCL 47-34A-905(a)(8), the Surviving Entity hereby agrees that it may be served with process in this state and is subject to liability in any action or proceeding for the enforcement of any liability in any action or proceeding for the enforcement of any liability or obligation of SHP LLC, which was previously subject to suit in this state and which is a party to the merger, and for the enforcement, as provided in the Act, of the right of member of SHP LLC to receive payment for his interest against the Surviving Entity in accordance with the provisions of the Act.

EIGHTH:  In accordance with SDCL 47-34A-905(c), the Agreement and Plan of Merger shall be provided, on request and without cost, to any member of SHP LLC or any person holding an interest in the Surviving Entity.

IN WITNESS WHEREOF, the Constituent Parties have caused these Articles of Merger to be signed by their respective authorized officers on the           day of          , 2010.

Summit Hotel Properties, LLC

By:
Kerry W. Boekelheide
Chief Executive Officer

Summit Hotel OP, LP

By:	Summit Hotel Properties, Inc.
General Partner

By:
Daniel P. Hansen
President and Chief Executive Officer

EXHIBIT B
OP Certificate of Merger

Pursuant to Section 17-211 of the Delaware Revised Uniform Limited Partnership Act, the undersigned limited partnership executed the following Certificate of Merger:

FIRST:  The name and state of formation of each of the constituent entities of the merger is as follows:

Summit Hotel Properties, LLC, a South Dakota limited liability company; and Summit Hotel OP, LP, a Delaware limited partnership.

SECOND:  The Agreement and Plan of Merger, dated August 5, 2010, by and among Summit Hotel Properties, LLC, a South Dakota limited liability company and Summit Hotel OP, LP, a Delaware limited partnership, has been approved, adopted and executed by each of the constituent entities in accordance with Section 17-211 of the Delaware Revised Uniform Limited Partnership Act.

THIRD:  The name of the surviving entity of the merger (the “Surviving Entity”) is Summit Hotel OP, LP.

FOURTH:  The merger is to become effective immediately upon filing this Certificate of Merger.

FIFTH:  A copy of the executed Agreement and Plan of Merger is on file at 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105, the place of business of the Surviving Entity.

SIXTH:  A copy of the executed Agreement and Plan of Merger will be furnished by the Surviving Entity, upon request and without cost, to any member or partner of either constituent entity.

[Signature page follows.]

IN WITNESS WHEREOF, Summit Hotel OP, LP has caused this Certificate of Merger to be executed in its corporate name by an authorized officer this           day of          , 2010.

SUMMIT HOTEL OP, LP

By: Summit Hotel Properties, Inc.,
a Maryland corporation, its General Partner

By:
Name:
Title:

EXHIBIT C
Aggregate Merger Consideration

Class A

		Relative Percentage of Total
		Adjusted Capital
	Adjusted Capital	Contributions to the LLC
	Contribution Represented by	Represented by Interests of	Number of OP Units to be
	Interests of the Class	the Class	Received in the Merger

Subtotal:	$119,138,717	100%	6,283,197

Example:	$100,000	0.0008394%	5,274

Class A-1

		Relative Percentage of Total
	Adjusted Capital	Adjusted Capital
	Contribution Represented by	Contributions to the LLC
	Interests of the	Represented by Interests of	Number of OP Units to be
	Class	the Class	Received in the Merger

Subtotal:	$44,237,893	100%	2,433,040

Example:	$100,000	0.00226%	5,500

Class B

		Relative Percentage of Total
		Adjusted Capital
	Adjusted Capital	Contributions to the LLC
	Contribution Represented by	Represented by Interests of	Number of OP Units to be
	Interests of the Class	the Class	Received in the Merger

Subtotal:	$6,687,944	100%	352,712

Example:	$100,000	0.01495%	5,274

Class C

		Relative Percentage of Total
		Adjusted Capital
	Adjusted Capital	Contributions to the LLC
	Contribution Represented by	Represented by Interests of	Number of OP Units to be
	Interests of the Class	the Class	Received in the Merger

Subtotal:	$17,540,183	100%	925,043

Total:	$187,604,737	100%	9,993,992

EXHIBIT D
Form of Amended and Restated OP Agreement
(included as Annex C to proxy statement/prospectus)

Annex C

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

SUMMIT HOTEL OP, LP
(a Delaware limited partnership)

ARTICLE I	DEFINED TERMS	C-1
ARTICLE II	FORMATION OF THE PARTNERSHIP	C-8
2.01	Formation of the Partnership	C-8
2.02	Name	C-8
2.03	Registered Office and Agent; Principal Office	C-8
2.04	Term and Dissolution	C-9
2.05	Filing of Certificate and Perfection of Limited Partnership	C-9
2.06	Certificates Describing Partnership Units	C-9
ARTICLE III	BUSINESS OF THE PARTNERSHIP	C-10
ARTICLE IV	CAPITAL CONTRIBUTIONS AND ACCOUNTS	C-10
4.01	Capital Contributions	C-10
4.02	Additional Capital Contributions and Issuances of Additional Partnership Units	C-10
4.03	Additional Funding	C-13
4.04	LTIP Units	C-13
4.05	Conversion of LTIP Units	C-15
4.06	Capital Accounts	C-17
4.07	Percentage Interests	C-18
4.08	No Interest on Contributions	C-18
4.09	Return of Capital Contributions	C-18
4.10	No Third-Party Beneficiary	C-18
ARTICLE V	PROFITS AND LOSSES; DISTRIBUTIONS	C-18
5.01	Allocation of Profit and Loss	C-18
5.02	Distribution of Cash	C-20
5.03	REIT Distribution Requirements	C-21
5.04	No Right to Distributions in Kind	C-21
5.05	Limitations on Return of Capital Contributions	C-21
5.06	Distributions Upon Liquidation	C-21
5.07	Substantial Economic Effect	C-22
ARTICLE VI	RIGHTS, OBLIGATIONS AND POWERS OF THE GENERAL PARTNER	C-22
6.01	Management of the Partnership	C-22
6.02	Delegation of Authority	C-24
6.03	Indemnification and Exculpation of Indemnitees	C-24
6.04	Liability of the General Partner	C-25
6.05	Partnership Obligations	C-26
6.06	Outside Activities	C-26
6.07	Employment or Retention of Affiliates	C-26
6.08	Summit REIT’s Activities	C-27
6.09	Title to Partnership Assets	C-27
ARTICLE VII	CHANGES IN GENERAL PARTNER	C-27
7.01	Transfer of the General Partner’s Partnership Interest	C-27
7.02	Admission of a Substitute or Additional General Partner	C-29
7.03	Effect of Bankruptcy, Withdrawal, Death or Dissolution of General Partner	C-29
7.04	Removal of General Partner	C-30

C-i

ARTICLE VIII	RIGHTS AND OBLIGATIONS OF THE LIMITED PARTNERS	C-30
8.01	Management of the Partnership	C-30
8.02	Power of Attorney	C-31
8.03	Limitation on Liability of Limited Partners	C-31
8.04	Common Unit Redemption Right	C-31
8.05	Registration	C-33
ARTICLE IX	TRANSFERS OF PARTNERSHIP INTERESTS	C-36
9.01	Purchase for Investment	C-36
9.02	Restrictions on Transfer of Partnership Units	C-37
9.03	Admission of Substitute Limited Partner	C-37
9.04	Rights of Assignees of Partnership Units	C-38
9.05	Effect of Bankruptcy, Death, Incompetence or Termination of a Limited Partner	C-38
9.06	Joint Ownership of Partnership Units	C-39
ARTICLE X	BOOKS AND RECORDS; ACCOUNTING; TAX MATTERS	C-39
10.01	Books and Records	C-39
10.02	Custody of Partnership Funds; Bank Accounts	C-39
10.03	Fiscal and Taxable Year	C-39
10.04	Annual Tax Information and Report	C-39
10.05	Tax Matters Partner; Tax Elections; Special Basis Adjustments	C-39
ARTICLE XI	AMENDMENT OF AGREEMENT; MERGER	C-40
11.01	Amendment of Agreement	C-40
11.02	Merger of Partnership	C-41
ARTICLE XII	GENERAL PROVISIONS	C-41
12.01	Notices	C-41
12.02	Survival of Rights	C-41
12.03	Additional Documents	C-41
12.04	Severability	C-41
12.05	Entire Agreement	C-42
12.06	Pronouns and Plurals	C-42
12.07	Headings	C-42
12.08	Counterparts	C-42
12.09	Governing Law	C-42

C-ii

EXHIBITS

EXHIBIT A—Partners, Capital Contributions and Percentage Interests

EXHIBIT B—Notice of Exercise of Common Unit Redemption Right

EXHIBIT C-1—Certification of Non-Foreign Status (For Redeeming Limited Partners That Are Entities)

EXHIBIT C-2—Certification of Non-Foreign Status (For Redeeming Limited Partners That Are Individuals)

EXHIBIT D—Notice of Election by Partner to Convert LTIP Units into Common Units

EXHIBIT E—Notice of Election by Partnership to Force Conversion of LTIP Units into Common Units

C-iii

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
SUMMIT HOTEL OP, LP
RECITALS

Summit Hotel OP, LP (the “Partnership”) was formed as a limited partnership under the laws of the State of Delaware, pursuant to a Certificate of Limited Partnership filed with the Secretary of State of the State of Delaware effective as of          , 2010 and an Agreement of Limited Partnership entered into as of          , 2010, by and between Summit Hotel Properties, Inc., a Maryland corporation (“Summit REIT”), as the original general partner, and Summit REIT (the “Original Limited Partner”). This First Amended and Restated Agreement of Limited Partnership is entered into this           day of          , 2010 among Summit Hotel GP, LLC, a Delaware limited liability company and the new general partner of the Partnership (the “General Partner”), Summit REIT and the other Limited Partners set forth on Exhibit A hereto, for the purpose of amending and restating the Agreement of Limited Partnership.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, of mutual covenants between the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend the Agreement of Limited Partnership to read in its entirety as follows:

ARTICLE I

DEFINED TERMS

The following defined terms used in this Agreement shall have the meanings specified below:

“Act” means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time.

“Additional Funds” has the meaning set forth in Section 4.03 hereof.

“Additional Securities” means any: (1) shares of capital stock of Summit REIT now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are superior or prior to the REIT Shares (“Preferred Shares”), (2) REIT Shares, (3) shares of capital stock of Summit REIT now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are junior in rank to the REIT Shares (“Junior Shares”) and (4) (i) rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase REIT Shares, Preferred Shares or Junior Shares, or (ii) indebtedness issued by Summit REIT that provides any of the rights described in clause (4)(i) of this definition (any such securities referred to in clause (4)(i) or (ii) of this definition, “New Securities”).

“Adjustment Events” has the meaning set forth in Section 4.04(a)(i) hereof.

“Administrative Expenses” means (i) all administrative and operating costs and expenses incurred by the Partnership, (ii) administrative costs and expenses of the General Partner and Summit REIT, including any salaries or other payments to directors, officers or employees of the General Partner and Summit REIT, and any accounting and legal expenses of the General Partner and Summit REIT, which expenses, the Partners hereby agree are expenses of the Partnership and not the General Partner or Summit REIT, and (iii) to the extent not included in clauses (i) or (ii) above, REIT Expenses; provided, however, that Administrative Expenses shall not include any administrative costs and expenses incurred by the General Partner or Summit REIT that are attributable to Properties or interests in a Subsidiary that are owned by the General Partner or Summit REIT other than through its ownership interest in the Partnership.

“Affiliate” means, (i) any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person, (ii) any other Person that owns, beneficially, directly or indirectly,

10% or more of the outstanding capital stock, shares or equity interests of such Person, or (iii) any officer, director, employee, partner, member, manager or trustee of such Person or any Person controlling, controlled by or under common control with such Person. For the purposes of this definition, “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, through the ownership of voting securities or partnership interests, contract or otherwise.

“Agreed Value” means the fair market value of a Partner’s non-cash Capital Contribution as of the date of contribution as agreed to by such Partner and the General Partner. The names and addresses of the Partners, number of Partnership Units issued to each Partner, and the Agreed Value of non-cash Capital Contributions as of the date of contribution is set forth on Exhibit A, as it may be amended or restated from time to time.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership, as it may be amended, supplemented or restated from time to time.

“Articles” means the Articles of Amendment and Restatement of Summit REIT filed with the State Department and Assessments and Taxation of the State of Maryland, as amended, supplemented or restated from time to time.

“Board of Directors” means the Board of Directors of Summit REIT.

“Capital Account” has the meaning set forth in Section 4.06 hereof.

“Capital Account Limitation” has the meaning set forth in Section 4.05(b) hereof.

“Capital Contribution” means the total amount of cash, cash equivalents, and the Agreed Value of any Property or other asset contributed or agreed to be contributed, as the context requires, to the Partnership by each Partner pursuant to the terms of the Agreement. Any reference to the Capital Contribution of a Partner shall include the Capital Contribution made by a predecessor holder of the Partnership Interest of such Partner.

“Cash Amount” means an amount of cash per Common Unit equal to the Value of the REIT Shares Amount on the Specified Redemption Date.

“Certificate” means any instrument or document that is required under the laws of the State of Delaware, or any other jurisdiction in which the Partnership conducts business, to be signed and sworn to by the Partners of the Partnership (either by themselves or pursuant to the power-of-attorney granted to the General Partner in Section 8.02 hereof) and filed for recording in the appropriate public offices within the State of Delaware or such other jurisdiction to perfect or maintain the Partnership as a limited partnership, to effect the admission, withdrawal or substitution of any Partner of the Partnership, or to protect the limited liability of the Limited Partners as limited partners under the laws of the State of Delaware or such other jurisdiction.

“Certificate of Formation” means the Certificate of Formation of the General Partner filed with the Secretary of State of the State of Delaware, as amended or supplemented from time to time.

“Change of Control” means, as to either the General Partner or Summit REIT, the occurrence of any of the following: (i) the sale, lease or transfer, in one or a series of related transactions, of 80% or more of the assets of the General Partner or Summit REIT, taken as a whole, to any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than an Affiliate of the General Partner or Summit REIT; or (ii) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than an Affiliate of the General Partner or Summit REIT in a single transaction or in a related series of transactions, by way of merger, share exchange, consolidation or other business combination or purchase of beneficial ownership

(within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of more than 50% of the total voting power of the membership interest of the General Partner or more than 50% of the total voting power of the voting capital stock of Summit REIT.

“Code” means the Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time. Reference to any particular provision of the Code shall mean that provision in the Code at the date hereof and any successor provision of the Code.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Partnership Unit Distribution” has the meaning set forth in Section 4.04(a)(ii) hereof.

“Common Redemption Amount” means either the Cash Amount or the REIT Shares Amount, as selected by Summit REIT pursuant to Section 8.04(b) hereof.

“Common Unit” means a Partnership Unit which is designated as a Common Unit of the Partnership.

“Common Unit Economic Balance” has the meaning set forth in Section 5.01(g) hereof.

“Common Unit Redemption Right” has the meaning set forth in Section 8.04(a) hereof.

“Common Unit Transaction” has the meaning set forth in Section 4.05(f) hereof.

“Constituent Person” has the meaning set forth in Section 4.05(f) hereof.

“Conversion Date” has the meaning set forth in Section 4.05(b) hereof.

“Conversion Factor” means a factor of 1.0, as adjusted as provided in this definition and in Section 6.08. The Conversion Factor will be adjusted in the event that Summit REIT (i) declares or pays a dividend on its outstanding REIT Shares in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares in REIT Shares, (ii) subdivides its outstanding REIT Shares or (iii) combines its outstanding REIT Shares into a smaller number of REIT Shares. In each of such events, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time), and the denominator of which shall be the actual number of REIT Shares (determined without the above assumption) issued and outstanding on such date and, provided further, that in the event that an entity other than an Affiliate of Summit REIT shall become General Partner pursuant to any merger, consolidation or combination of the General Partner or Summit REIT with or into another entity (the “Successor Entity”), the Conversion Factor shall be adjusted by multiplying the Conversion Factor by the number of shares of the Successor Entity into which one REIT Share is converted pursuant to such merger, consolidation or combination, determined as of the date of such merger, consolidation or combination. Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event. If, however, the General Partner receives a Notice of Redemption after the record date, if any, but prior to the effective date of such event, the Conversion Factor shall be determined as if the General Partner had received the Notice of Redemption immediately prior to the record date for event.

“Conversion Notice” has the meaning set forth in Section 4.05(b) hereof.

“Conversion Right” has the meaning set forth in Section 4.05(a) hereof.

“Defaulting Limited Partner” means a Limited Partner that has failed to pay any amount owed to the Partnership under a Partnership Loan within 15 days after demand for payment thereof is made by the Partnership.

“Distributable Amount” has the meaning set forth in Section 5.02(d) hereof.

“Economic Capital Account Balances” has the meaning set forth in Section 5.01(g) hereof.

“Equity Incentive Plan” means any equity incentive or compensation plan hereafter adopted by the Partnership or Summit REIT, including, without limitation, Summit REIT’s 2010 Equity Incentive Plan.

“Event of Bankruptcy” as to any Person means (i) the filing of a petition for relief as to such Person as debtor or bankrupt under the Bankruptcy Code of 1978, as amended, or similar provision of law of any jurisdiction (except if such petition is contested by such Person and has been dismissed within 90 days); (ii) the insolvency or bankruptcy of such Person as finally determined by a court proceeding; (iii) the filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of his assets; or (iv) the commencement of any proceedings relating to such Person as a debtor under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates his approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within 90 days.

“Excepted Holder Limit” has the meaning set forth in the Articles.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Forced Conversion” has the meaning set forth in Section 4.05(c) hereof.

“Forced Conversion Notice” has the meaning set forth in Section 4.05(c) hereof.

“General Partner” has the meaning set forth in the first paragraph of this Agreement.

“General Partner Loan” means a loan extended by the General Partner to a Defaulting Limited Partner in the form of a payment on a Partnership Loan by the General Partner to the Partnership on behalf of the Defaulting Limited Partner.

“General Partnership Interest” means the Partnership Interest held by the General Partner in its capacity as the general partner of the Partnership, which Partnership Interest is an interest as a general partner under the Act. The General Partnership Interest will be a number of Common Units held by the General Partner equal to one-tenth of one percent (0.1%) of all outstanding Partnership Units. All other Partnership Units owned by the General Partner and any Partnership Units owned by any Affiliate or Subsidiary of the General Partner shall be considered to constitute a Limited Partnership Interest.

“Indemnified Party” has the meaning set forth in Section 8.05(f) hereof.

“Indemnifying Party” has the meaning set forth in Section 8.05(f) hereof.

“Indemnitee” means (i) any Person made a party to a proceeding by reason of its status as (A) the General Partner or (B) a director of the General Partner or an officer or employee of the Partnership, the General Partner, Summit REIT or any Subsidiary thereof, and (ii) such other Persons (including Affiliates of the General Partner, Summit REIT or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

“Independent Director” means a director of Summit REIT who meets the NYSE requirements for an independent director as set forth from time to time.

“Junior Shares” has the meaning set forth in the definition of “Additional Securities.”

“Limited Partner” means any Person named as a Limited Partner on Exhibit A attached hereto, as it may be amended or restated from time to time, and any Person who becomes a Substitute Limited Partner or any additional Limited Partner, in such Person’s capacity as a Limited Partner in the Partnership.

“Limited Partnership Interest” means a Partnership Interest held by a Limited Partner at any particular time representing a fractional part of the Partnership Interest of all Limited Partners, and includes any and all benefits to which the holder of such a Limited Partnership Interest may be entitled as provided in this Agreement and in the Act, together with the obligations of such Limited Partner to comply with all the provisions of this Agreement and of the Act. Limited Partnership Interests may be expressed as a number of Common Units, LTIP Units or other Partnership Units.

“Liquidating Gains” has the meaning set forth in Section 5.01(g) hereof.

“LTIP Unit” means a Partnership Unit which is designated as an LTIP Unit and which has the rights, preferences and other privileges designated in Section 4.04 hereof and elsewhere in this Agreement in respect of holders of LTIP Units, including both vested LTIP Units and Unvested LTIP Units. The allocation of LTIP Units among the Partners shall be set forth on Exhibit A as it may be amended or restated from time to time.

“LTIP Unitholder” means a Partner that holds LTIP Units.

“Loss” has the meaning set forth in Section 5.01(h) hereof.

“Majority in Interest” means Limited Partners holding more than fifty percent (50%) of the Percentage Interests of the Limited Partners.

“New Securities” has the meaning set forth in the definition of “Additional Securities”.

“Notice of Redemption” means the Notice of Exercise of Common Unit Redemption Right substantially in the form attached as Exhibit    hereto.

“NYSE” means the New York Stock Exchange.

“Offer” has the meaning set forth in Section 7.01(c) hereof.

“Offering” means the underwritten initial public offering of REIT Shares.

“Original Limited Partner” means Kerry W. Boekelheide.

“Partner” means any General Partner or Limited Partner, and “Partners” means the General Partner and the Limited Partners.

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(i). A Partner’s share of Partner Nonrecourse Debt Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(i)(5).

“Partnership” has the meaning set forth in the first paragraph of this Agreement.

“Partnership Interest” means an ownership interest in the Partnership held by a Partner, and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Common Units, LTIP Units or other Partnership Units.

“Partnership Loan” means a loan from the Partnership to the Partner on the day the Partnership pays over the excess of the Withheld Amount over the Distributable Amount to a taxing authority.

“Partnership Minimum Gain” has the meaning set forth in Regulations Section 1.704-2(d). In accordance with Regulations Section 1.704-2(d), the amount of Partnership Minimum Gain is determined by first computing, for each Partnership nonrecourse liability, any gain the Partnership would realize if it disposed of the property subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. A Partner’s share of Partnership Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(g)(1).

“Partnership Record Date” means the record date established by the General Partner for the distribution of cash pursuant to Section 5.02 hereof, which record date shall be the same as the record date established by Summit REIT for a distribution to its stockholders of some or all of its portion of such distribution.

“Partnership Unit” means a fractional, undivided share of the Partnership Interests of all Partners issued hereunder, and includes Common Units, LTIP Units and any other class or series of Partnership Units that may be established after the date hereof in accordance with the terms hereof. The number of Partnership Units outstanding and the Percentage Interests represented by such Partnership Units are set forth on Exhibit A hereto, as it may be amended or restated from time to time.

“Partnership Unit Designation” has the meaning set forth in Section 4.02(a)(i) hereof.

“Percentage Interest” means the percentage determined by dividing the number of Partnership Units of a Partner by the sum of the number of Partnership Units of all Partners.

“Person” means any individual, partnership, corporation, limited liability company, joint venture, trust or other entity.

“Preferred Shares” has the meaning set forth in the definition of “Additional Securities”.

“Profit” has the meaning set forth in Section 5.01(h) hereof.

“Property” means any property or other investment in which the Partnership, directly or indirectly, holds an ownership interest.

“Redeeming Limited Partner” has the meaning set forth in Section 8.04(a) hereof.

“Redemption Shares” has the meaning set forth in Section 8.05(a) hereof.

“Regulations” means the Federal Income Tax Regulations issued under the Code, as amended and as subsequently amended from time to time. Reference to any particular provision of the Regulations shall mean that provision of the Regulations on the date hereof and any successor provision of the Regulations.

“REIT” means a real estate investment trust under Sections 856 through 860 of the Code.

“REIT Expenses” means (i) costs and expenses relating to the formation and continuity of existence and operation of Summit REIT and any Subsidiaries thereof (which Subsidiaries shall, for purposes hereof, be included within the definition of Summit REIT), including taxes, fees and assessments associated therewith, any and all costs, expenses or fees payable to any director, officer or employee of Summit REIT, (ii) costs and expenses relating to any public offering and registration, or private offering, of securities by Summit REIT, and all statements, reports, fees and expenses incidental thereto, including, without limitation, underwriting discounts and selling commissions applicable to any such offering of securities, and any costs and expenses associated with any claims made by any holders of such securities or any underwriters or placement agents thereof, (iii) costs and expenses associated with any repurchase of any securities by Summit REIT, (iv) costs and expenses associated with the preparation and filing of any periodic or other reports and communications by Summit REIT under federal, state or local laws or regulations, including filings with the Commission, (v) costs and expenses associated with compliance by Summit REIT with laws, rules and regulations promulgated by any regulatory body, including the Commission and any securities exchange, (vi) costs and expenses associated with any health, dental, vision, disability, life insurance, 401(k) plan, incentive plan, bonus plan or other plan providing for compensation or benefits for the employees of Summit REIT, (vii) costs and expenses incurred by Summit REIT relating to any issuing or redemption of Partnership Interests and (viii) all other operating or administrative costs of Summit REIT incurred in the ordinary course of its business on behalf of or related to the Partnership.

“REIT Shares” means shares of common stock, par value $0.01 per share, of Summit REIT (or Successor Entity, as the case may be).

“REIT Shares Amount” means the number of REIT Shares equal to the product of (X) the number of Common Units offered for redemption by a Redeeming Limited Partner, multiplied by (Y) the Conversion Factor as adjusted to and including the Specified Redemption Date; provided that in the event Summit REIT issues to all holders of REIT Shares rights, options, warrants or convertible or exchangeable securities entitling the holders of REIT Shares to subscribe for or purchase additional REIT Shares, or any other securities or property (collectively, the “Rights”), and such Rights have not expired at the Specified Redemption Date, then the REIT Shares Amount shall also include such Rights issuable to a holder of the REIT Shares Amount on the record date fixed for purposes of determining the holders of REIT Shares entitled to Rights.

“Restriction Notice” has the meaning set forth in Section 8.04(f) hereof.

“Rights” has the meaning set forth in the definition of “REIT Shares Amount” herein.

“Rule 144” has the meaning set forth in Section 8.05(c) hereof.

“S-3 Eligible Date” has the meaning set forth in Section 8.05(a) hereof.

“Safe Harbor Election” has the meaning set forth in Section 11.01 hereof.

“Safe Harbor Interest” has the meaning set forth in Section 11.01 hereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Service” means the Internal Revenue Service.

“Stock Ownership Limit” has the meaning set forth in the Articles.

“Specified Redemption Date” means the first business day of the calendar quarter that is at least 60 calendar days after the receipt by the General Partner of a Notice of Redemption.

“Subsidiary” means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

“Subsidiary Partnership” means any partnership or limited liability company in which the General Partner, Summit REIT, the Partnership, or a wholly owned Subsidiary of the General Partner, Summit REIT or the Partnership owns a partnership or limited liability company interest.

“Substitute Limited Partner” means any Person admitted to the Partnership as a Limited Partner pursuant to Section 9.03 hereof.

“Successor Entity” has the meaning set forth in the definition of “Conversion Factor” herein.

“Summit REIT” has the meaning set forth in the first paragraph of this Agreement.

“Survivor” has the meaning set forth in Section 7.01(d) hereof.

“Tax Matters Partner” has the meaning set forth within Section 6231(a)(7) of the Code.

“Trading Day” means a day on which the principal national securities exchange on which a security is listed or admitted to trading is open for the transaction of business or, if a security is not listed or admitted to trading on any national securities exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Transaction” has the meaning set forth in Section 7.01(c) hereof.

“Transfer” has the meaning set forth in Section 9.02(a) hereof.

“TRS” means a taxable REIT subsidiary (as defined in Section 856(l) of the Code) of Summit REIT.

“Unvested LTIP Units” has the meaning set forth in Section 4.04(c) hereof.

“Value” means, with respect to any security, the average of the daily market prices of such security for the ten consecutive Trading Days immediately preceding the date of such valuation. The market price for each such Trading Day shall be: (i) if the security is listed or admitted to trading on the NYSE or any other national securities exchange, the last reported sale price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices, regular way, on such day, (ii) if the security is not listed or admitted to trading on the NYSE or any other national securities exchange, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by Summit REIT, or (iii) if the security is not listed or admitted to trading on the NYSE or any national securities exchange and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by Summit REIT, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten days prior to the date in question) for which prices have been so reported; provided that if there are no bid and asked prices reported during the ten days prior to the date in question, the value of the security shall be determined by Summit REIT acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the security includes any additional rights (including any Rights), then the value of such rights shall be determined by Summit REIT acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

“Vested LTIP Units” has the meaning set forth in Section 4.04(c) hereof.

“Vesting Agreement” means each or any, as the context implies, agreement or instrument entered into by an LTIP Unitholder upon acceptance of an award of LTIP Units under an Equity Incentive Plan.

“Withheld Amount” means any amount required to be withheld by the Partnership to pay over to any taxing authority as a result of any allocation or distribution of income to a Partner.

ARTICLE II

FORMATION OF THE PARTNERSHIP

2.01  Formation of the Partnership. The Partnership was formed as a limited partnership pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

2.02  Name. The Name of the Partnership shall be “Summit Hotel OP, LP” and the Partnership’s business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof. The words “Limited Partnership,” “LP,” “L.P.” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Partners of such change in the next regular communication to the Partners; provided, however, failure to so notify the Partners shall not invalidate such change or the authority granted hereunder.

2.03  Registered Office and Agent; Principal Office. The registered office of the Partnership in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office is The Corporation Trust Company, a Delaware corporation. The principal office of the Partnership is located at 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105, or such other place as the General Partner may from time to time designate. Upon such a change of the principal office of the Partnership, the General Partner shall notify the Partners of such change in the next regular communication to the Partners; provided, however, failure to so notify the Partners shall not invalidate such change or the authority granted hereunder. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or desirable.

2.04 Term and Dissolution.

(a) The term of the Partnership shall continue in full force and effect until dissolved upon the first to occur of any of the following events:

(i) the occurrence of an Event of Bankruptcy as to a General Partner or the dissolution, death, removal or withdrawal of a General Partner unless the business of the Partnership is continued pursuant to Section 7.03(b) hereof; provided that if a General Partner is on the date of such occurrence a partnership, the dissolution of such General Partner as a result of the dissolution, death, withdrawal, removal or Event of Bankruptcy of a partner in such partnership shall not be an event of dissolution of the Partnership if the business of such General Partner is continued by the remaining partner or partners, either alone or with additional partners, and such General Partner and such partners comply with any other applicable requirements of this Agreement;

(ii) the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the Partnership (provided that if the Partnership receives an installment obligation as consideration for such sale or other disposition, the Partnership shall continue, unless sooner dissolved under the provisions of this Agreement, until such time as such installment obligations are paid in full);

(iii) the redemption of all Limited Partnership Interests (other than any Limited Partnership Interests held by the General Partner), unless the General Partner determines to continue the term of the Partnership by the admission of one or more additional Limited Partners; or

(iv) the dissolution of the Partnership upon election by the General Partner.

(b) Upon dissolution of the Partnership (unless the business of the Partnership is continued pursuant to Section 7.03(b) hereof), the General Partner (or its trustee, receiver, successor or legal representative) shall amend or cancel the Certificate and liquidate the Partnership’s assets and apply and distribute the proceeds thereof in accordance with Section 5.06 hereof. Notwithstanding the foregoing, the liquidating General Partner may either (i) defer liquidation of, or withhold from distribution for a reasonable time, any assets of the Partnership (including those necessary to satisfy the Partnership’s debts and obligations), or (ii) distribute the assets to the Partners in kind.

2.05  Filing of Certificate and Perfection of Limited Partnership. The General Partner shall execute, acknowledge, record and file at the expense of the Partnership the Certificate and any and all amendments thereto and all requisite fictitious name statements and notices in such places and jurisdictions as may be necessary to cause the Partnership to be treated as a limited partnership under, and otherwise to comply with, the laws of each state or other jurisdiction in which the Partnership conducts business.

2.06  Certificates Describing Partnership Units. At the request of a Limited Partner, the General Partner, at its option, may issue a certificate summarizing the terms of such Limited Partner’s interest in the Partnership, including the class or series and number of Partnership Units owned and the Percentage Interest represented by such Partnership Units as of the date of such certificate. Any such certificate (i) shall be in form and substance as determined by the General Partner, (ii) shall not be negotiable and (iii) shall bear a legend to the following effect:

THIS CERTIFICATE IS NOT NEGOTIABLE. THE PARTNERSHIP UNITS REPRESENTED BY THIS CERTIFICATE ARE GOVERNED BY AND TRANSFERABLE ONLY IN ACCORDANCE WITH (A) THE PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP OF SUMMIT HOTEL OP, LP, AS AMENDED, SUPPLEMENTED OR RESTATED FROM TIME TO TIME, AND (B) ANY APPLICABLE FEDERAL OR STATE SECURITIES OR BLUE SKY LAWS.

ARTICLE III

BUSINESS OF THE PARTNERSHIP

The purpose and nature of the business to be conducted by the Partnership is (i) to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act, provided, however, that such business shall be limited to and conducted in such a manner as to permit Summit REIT at all times to qualify as a REIT, unless Summit REIT otherwise ceases to, or the Board of Directors determines, pursuant to Section 5.7 of the Articles, that Summit REIT shall no longer, qualify as a REIT, (ii) to enter into any partnership, joint venture or other similar arrangement to engage in any of the foregoing or the ownership of interests in any entity engaged in any of the foregoing and (iii) to do anything necessary or incidental to the foregoing. In connection with the foregoing, and without limiting Summit REIT’s right in its sole and absolute discretion to cease qualifying as a REIT, the Partners acknowledge that the status of Summit REIT as a REIT and the avoidance of income and excise taxes on Summit REIT inures to the benefit of all the Partners and not solely to the General Partner or its Affiliates. Notwithstanding the foregoing, the Limited Partners agree that Summit REIT may terminate or revoke its status as a REIT under the Code at any time. Summit REIT shall also be empowered to do any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as a “publicly traded partnership” taxable as a corporation for purposes of Section 7704 of the Code.

ARTICLE IV

CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.01  Capital Contributions. The General Partner and each Limited Partner has made a capital contribution to the Partnership in exchange for the Partnership Units set forth opposite such Partner’s name on Exhibit A hereto, as it may be amended or restated from time to time by the General Partner to the extent necessary to reflect accurately sales, exchanges or other Transfers, redemptions, Capital Contributions, the issuance of additional Partnership Units or similar events having an effect on a Partner’s ownership of Partnership Units.

4.02  Additional Capital Contributions and Issuances of Additional Partnership Units. Except as provided in this Section 4.02 or in Section 4.03 hereof, the Partners shall have no right or obligation to make any additional Capital Contributions or loans to the Partnership. The General Partner may contribute additional capital to the Partnership, from time to time, and receive additional Partnership Interests, in the form of Partnership Units, in respect thereof, in the manner contemplated in this Section 4.02.

(a) Issuances of Additional Partnership Units.

(i) General.  As of the effective date of this Agreement, the Partnership shall have authorized two classes of Partnership Units, entitled “Common Units” and “LTIP Units.” The General Partner is hereby authorized to cause the Partnership to issue such additional Partnership Interests, in the form of Partnership Units, for any Partnership purpose at any time or from time to time to the Partners (including the General Partner) or to other Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole and absolute discretion, all without the approval of any Limited Partners. The General Partner’s determination that consideration is adequate shall be conclusive insofar as the adequacy of consideration relates to whether the Partnership Units are validly issued and fully paid. Any additional Partnership Units issued thereby may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to the then-outstanding Partnership Units held by the Limited Partners, all as shall be determined by the General Partner in its sole and absolute discretion and without the approval of any Limited Partner, subject to Delaware law that cannot be preempted by the terms hereof and as set forth in a written document hereafter attached to and made an exhibit to this Agreement (each, a “Partnership Unit Designation”), including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Units; (ii) the right of each such class or series of Partnership Units to share in Partnership distributions; and (iii) the rights of each such class or series of Partnership Units upon dissolution and liquidation of the Partnership; provided, however, that no additional Partnership Units shall be issued to the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT) unless:

(1)  (A) the additional Partnership Units are issued in connection with an issuance of REIT Shares or other capital stock of, or other interests in, Summit REIT, which REIT Shares, capital stock or other interests have designations, preferences and other rights, all such that the economic interests are substantially similar to the designations, preferences and other rights of the additional Partnership Units issued to the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT) by the Partnership in accordance with this Section 4.02 and (B) the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT) shall make a Capital Contribution to the Partnership in an amount equal to the cash consideration received by Summit REIT from the issuance of such REIT Shares, capital stock or other interests in Summit REIT;

(2)  (A) the additional Partnership Units are issued in connection with an issuance of REIT Shares or other capital stock of, or other interests in, Summit REIT pursuant to a taxable share dividend declared by Summit REIT, which REIT Shares, capital stock or interests have designations, preferences and other rights, all such that the economic interests are substantially similar to the designations, preferences and other rights of the additional Partnership Units issued to the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT) by the Partnership in accordance with this Section 4.02, (B) if Summit REIT allows the holders of its REIT Shares to elect whether to receive such dividend in REIT Shares or other capital stock of or, other interests in Summit REIT or cash, the Partnership will give the Limited Partners (excluding the General Partner, Summit REIT or any direct or indirect Subsidiary of the General Partner or Summit REIT) the same election to elect to receive (I) Partnership Units or cash or, (II) at the election of Summit REIT, REIT Shares, capital stock or other interests in Summit REIT or cash, and (C) if the Partnership issues additional Partnership Units pursuant to this Section 4.02(a)(i)(2), then an amount of income equal to the value of the Partnership Units received will be allocated to those holders of Common Units that elect to receive additional Partnership Units;

(3)  the additional Partnership Units are issued in exchange for property owned by the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT) with a fair market value, as determined by the General Partner, in good faith, equal to the value of the Partnership Units; or

(4)  the additional Partnership Units are issued to all Partners in proportion to their respective Percentage Interests.

Without limiting the foregoing, the General Partner is expressly authorized to cause the Partnership to issue Partnership Units for less than fair market value, so long as the General Partner concludes in good faith that such issuance is in the interests of the Partnership. Upon the issuance of any additional Partnership Units, the General Partner shall amend Exhibit A as appropriate to reflect such issuance.

(ii) Upon Issuance of Additional Securities.  Summit REIT shall not issue any Additional Securities (other than REIT Shares issued in connection with an exchange pursuant to Section 8.04 hereof or REIT Shares or other capital stock of or other interests in Summit REIT issued in connection with a taxable stock dividend as described in Section 4.02(a)(i)(2) hereof) or Rights other than to all holders of REIT Shares, Preferred Shares, Junior Shares, or New Securities, as the case may be, unless (A) the General Partner shall cause the Partnership to issue to the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit

REIT) Partnership Units or Rights having designations, preferences and other rights, all such that the economic interests are substantially similar to those of the Additional Securities, and (B) Summit REIT, directly or through the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner or another direct or indirect wholly owned Subsidiary of Summit REIT), contributes the proceeds from the issuance of such Additional Securities and from any exercise of Rights contained in such Additional Securities to the Partnership; provided, however, that Summit REIT is allowed to issue Additional Securities in connection with an acquisition of Property to be held directly by Summit REIT, but if and only if, such direct acquisition and issuance of Additional Securities have been approved by a majority of the Independent Directors. Without limiting the foregoing, Summit REIT is expressly authorized to issue Additional Securities for less than fair market value, and the General Partner is authorized to cause the Partnership to issue to the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT) corresponding Partnership Units, so long as (x) the General Partner concludes in good faith that such issuance is in the best interests of Summit REIT, the General Partner and the Partnership and (y) Summit REIT, directly or through the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner or another direct or indirect wholly owned Subsidiary of Summit REIT), contributes all proceeds from such issuance to the Partnership, including without limitation, the issuance of REIT Shares and corresponding Partnership Units pursuant to a stock purchase plan providing for purchases of REIT Shares at a discount from fair market value or pursuant to stock awards, including stock options that have an exercise price that is less than the fair market value of the REIT Shares, either at the time of issuance or at the time of exercise, and restricted or other stock awards approved by the Board of Directors. For example, in the event Summit REIT issues REIT Shares for a cash purchase price and Summit REIT, directly or through the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner or another direct or indirect wholly owned Subsidiary of Summit REIT), contributes all of the proceeds of such issuance to the Partnership as required hereunder, the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT) shall be issued a number of additional Partnership Units equal to the product of (A) the number of such REIT Shares issued by Summit REIT, the proceeds of which were so contributed, multiplied by (B) a fraction, the numerator of which is 100%, and the denominator of which is the Conversion Factor in effect on the date of such contribution.

(b) Certain Contributions of Proceeds of Issuance of REIT Shares.  In connection with any and all issuances of REIT Shares, Summit REIT, directly or through the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner or another direct or indirect wholly owned Subsidiary of Summit REIT), shall make Capital Contributions to the Partnership of the proceeds therefrom, provided that if the proceeds actually received and contributed by Summit REIT, directly or through the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner or another direct or indirect wholly owned Subsidiary of Summit REIT), are less than the gross proceeds of such issuance as a result of any underwriter’s discount, commissions, placement fees or other expenses paid or incurred in connection with such issuance, then Summit REIT, directly or through the General Partner (or any direct or indirect wholly owned Subsidiary of the General Partner or another direct or indirect wholly owned Subsidiary of Summit REIT), shall be deemed to have made a Capital Contribution to the Partnership in the amount equal to the sum of the net proceeds of such issuance plus the amount of such underwriter’s discount, commissions, placement fees or other expenses paid by Summit REIT, and the Partnership shall be deemed simultaneously to have reimbursed such discount, commissions, placement fees and expenses as an Administrative Expense for the benefit of the Partnership for purposes of Section 6.05(b).

(c) Repurchases of Summit REIT Securities.  If Summit REIT shall repurchase shares of any class or series of its capital stock, the purchase price thereof and all costs incurred in connection with such repurchase shall be reimbursed to Summit REIT by the Partnership pursuant to Section 6.05 hereof and the General Partner shall cause the Partnership to redeem an equivalent number of Partnership Units of the appropriate class or series held by Summit REIT (or any direct or indirect wholly owned Subsidiary of Summit REIT) (which, in the case of REIT Shares, shall be a number equal to the quotient of the number of such REIT Shares divided by the Conversion Factor).

4.03  Additional Funding. If the General Partner determines that it is in the best interests of the Partnership to provide for additional Partnership funds (“Additional Funds”) for any Partnership purpose, the General Partner may (i) cause the Partnership to obtain such funds from outside borrowings, or (ii) elect to have the General Partner or any of its Affiliates provide such Additional Funds to the Partnership through loans or otherwise.

4.04  LTIP Units.

(a) Issuance of LTIP Units.  Notwithstanding anything contained herein to the contrary, the General Partner may from time to time issue LTIP Units to Persons who provide services to the Partnership, the General Partner or Summit REIT for such consideration as the General Partner may determine to be appropriate, and admit such Persons as Limited Partners. Subject to the following provisions of this Section 4.04 and the special provisions of Sections 4.05 and 5.01(g) hereof, LTIP Units shall be treated as Common Units, with all of the rights, privileges and obligations attendant thereto. For purposes of computing the Partners’ Percentage Interests, holders of LTIP Units shall be treated as Common Unit holders and LTIP Units shall be treated as Common Units. In particular, the Partnership shall maintain at all times a one-to-one correspondence between LTIP Units and Common Units for conversion, distribution and other purposes, including, without limitation, complying with the following procedures:

(i) If an Adjustment Event (as defined below) occurs, then the General Partner shall make a corresponding adjustment to the LTIP Units to maintain a one-for-one conversion and economic equivalence ratio between Common Units and LTIP Units. The following shall be “Adjustment Events”: (A) the Partnership makes a distribution on all outstanding Common Units in Partnership Units, (B) the Partnership subdivides the outstanding Common Units into a greater number of units or combines the outstanding Common Units into a smaller number of units, or (C) the Partnership issues any Partnership Units in exchange for its outstanding Common Units by way of a reclassification or recapitalization of its Common Units. If more than one Adjustment Event occurs, the adjustment to the LTIP Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following shall not be Adjustment Events: (x) the issuance of Partnership Units in a financing, reorganization, acquisition or other similar business Common Unit Transaction, (y) the issuance of Partnership Units pursuant to any employee benefit or compensation plan or distribution reinvestment plan or (z) the issuance of any Partnership Units to the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT) in respect of a capital contribution to the Partnership of proceeds from the sale of Additional Securities by Summit REIT. If the Partnership takes an action affecting the Common Units other than actions specifically described above as “Adjustment Events” and in the opinion of the General Partner such action would require an adjustment to the LTIP Units to maintain the one-to-one correspondence described above, the General Partner shall have the right to make such adjustment to the LTIP Units, to the extent permitted by law and by any Equity Incentive Plan and Vesting Agreement, in such manner and at such time as the General Partner, in its sole discretion, may determine to be appropriate under the circumstances. If an adjustment is made to the LTIP Units, as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing of such certificate, the Partnership shall deliver a notice to each LTIP Unitholder setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment; provided, however, the failure to deliver such notice shall not invalidate the adjustment or the authority granted hereunder, and

(ii) The LTIP Unitholders shall, when, as and if authorized and declared by the General Partner out of assets legally available for that purpose, be entitled to receive distributions in an amount per

LTIP Unit equal to the distributions per Common Unit (the “Common Partnership Unit Distribution”), paid to holders of Common Units on such Partnership Record Date established by the General Partner with respect to such distribution. So long as any LTIP Units are outstanding, no distributions (whether in cash or in kind) shall be authorized, declared or paid on Common Units, unless equal distributions have been or contemporaneously are authorized, declared and paid on the LTIP Units.

(b) Priority.  Subject to the provisions of this Section 4.04, the special provisions of Sections 4.05 and 5.01(g) hereof and any Vesting Agreement, the LTIP Units shall rank pari passu with the Common Units as to the payment of regular and special periodic or other distributions and distribution of assets upon liquidation, dissolution or winding up. As to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, any class or series of Partnership Units which by its terms specifies that it shall rank junior to, on a parity with, or senior to the Common Units shall also rank junior to, or pari passu with, or senior to, as the case may be, the LTIP Units. Subject to the terms of any Vesting Agreement, an LTIP Unitholder shall be entitled to transfer his or her LTIP Units to the same extent, and subject to the same restrictions as holders of Common Units are entitled to transfer their Common Units pursuant to Article IX.

(c) Special Provisions.  LTIP Units shall be subject to the following special provisions:

(i) Vesting Agreements.  LTIP Units may, in the sole discretion of the General Partner, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a Vesting Agreement. The terms of any Vesting Agreement may be modified by the General Partner from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the Equity Incentive Plan, if applicable. LTIP Units that have vested under the terms of a Vesting Agreement are referred to as “Vested LTIP Units”; all other LTIP Units shall be treated as “Unvested LTIP Units.”

(ii) Forfeiture.  Unless otherwise specified in the Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement as resulting in either the right of the Partnership or the General Partner to repurchase LTIP Units at a specified purchase price or some other forfeiture of any LTIP Units, then if the Partnership or the General Partner exercises such right to repurchase or forfeiture in accordance with the applicable Vesting Agreement, the relevant LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the Vesting Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with respect to a Partnership Record Date prior to the effective date of the forfeiture. In connection with any repurchase or forfeiture of LTIP Units, the balance of the portion of the Capital Account of the LTIP Unitholder that is attributable to all of his or her LTIP Units shall be reduced by the amount, if any, by which it exceeds the target balance contemplated by Section 5.01(g) hereof, calculated with respect to the LTIP Unitholder’s remaining LTIP Units, if any.

(iii) Allocations.  LTIP Unitholders shall be entitled to certain special allocations of gain under Section 5.01(g) hereof.

(iv) Redemption.  The Common Unit Redemption Right provided to Limited Partners under Section 8.04 hereof shall not apply with respect to LTIP Units unless and until they are converted to Common Units as provided in clause (v) below and Section 4.05 hereof.

(v) Conversion to Common Units.  Vested LTIP Units are eligible to be converted into Common Units in accordance with Section 4.05 hereof.

(d) Voting.  LTIP Unitholders shall (a) have the same voting rights as the holders of Common Units, with all Vested LTIP Units and Unvested LTIP Units voting as a single class with the Common Units and having one vote per LTIP Unit; and (b) have the additional voting rights that are expressly set forth below. So long as any LTIP Units remain outstanding, the Partnership shall not, without the affirmative vote of the holders of a majority of the LTIP Units (Vested LTIP Units and Unvested LTIP Units) outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of this Agreement applicable to LTIP Units so as to materially and adversely affect (as determined in good faith by the General Partner) any right, privilege or voting power of the LTIP Units or the LTIP Unitholders as such, unless such amendment, alteration, or repeal affects equally, ratably and proportionately the rights, privileges and voting powers of the holders of Common Units; but subject, in any event, to the following provisions:

(i) With respect to any Common Unit Transaction (as defined in Section 4.05(f) hereof), so long as the LTIP Units are treated in accordance with Section 4.05(f) hereof, the consummation of such Common Unit Transaction shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the LTIP Units or the LTIP Unitholders as such; and

(ii) Any creation or issuance of any Partnership Units or of any class or series of Partnership Interest including without limitation additional Common Units or LTIP Units, whether ranking senior to, junior to, or on a parity with the LTIP Units with respect to distributions and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the LTIP Units or the LTIP Unitholders as such.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding LTIP Units shall have been converted into Common Units.

4.05  Conversion of LTIP Units.

(a) Subject to the provisions of this Section 4.05, an LTIP Unitholder shall have the right (the “Conversion Right”), at such holder’s option, at any time to convert all or a portion of such holder’s Vested LTIP Units into Common Units; provided, however, that a holder may not exercise the Conversion Right for less than 1,000 Vested LTIP Units or, if such holder holds less than 1,000 Vested LTIP Units, all of the Vested LTIP Units held by such holder. LTIP Unitholders shall not have the right to convert Unvested LTIP Units into Common Units until they become Vested LTIP Units; provided, however, that when an LTIP Unitholder is notified of the expected occurrence of an event that will cause such LTIP Unitholder’s Unvested LTIP Units to become Vested LTIP Units, such LTIP Unitholder may give the Partnership a Conversion Notice conditioned upon and effective as of the time of vesting and such Conversion Notice, unless subsequently revoked by the LTIP Unitholder, shall be accepted by the Partnership subject to such condition. The General Partner shall have the right at any time to cause a conversion of Vested LTIP Units into Common Units. In all cases, the conversion of any LTIP Units into Common Units shall be subject to the conditions and procedures set forth in this Section 4.05.

(b) A holder of Vested LTIP Units may convert such LTIP Units into an equal number of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to Section 4.04 hereof. Notwithstanding the foregoing, in no event may a holder of Vested LTIP Units convert a number of Vested LTIP Units that exceeds (x) the Economic Capital Account Balance of such Limited Partner, to the extent attributable to its ownership of LTIP Units, divided by (y) the Common Unit Economic Balance, in each case as determined as of the effective date of conversion (the “Capital Account Limitation”).

In order to exercise the Conversion Right, an LTIP Unitholder shall deliver a notice (a “Conversion Notice”) in the form attached as Exhibit D to the Partnership (with a copy to the General Partner) not less than ten nor more than 60 days prior to a date (the “Conversion Date”) specified in such Conversion Notice; provided, however, that if the General Partner has not given to the LTIP Unitholders notice of a proposed or upcoming Common Unit Transaction (as defined in Section 4.05(f) hereof) at least 30 days prior to the effective date of such Common Unit Transaction, then LTIP Unitholders shall have the right to deliver a Conversion Notice until the earlier of (x) the tenth day after such notice from the General Partner of a

Common Unit Transaction or (y) the third Trading Day immediately preceding the effective date of such Common Unit Transaction. A Conversion Notice shall be provided in the manner provided in Section 12.01 hereof. Each LTIP Unitholder covenants and agrees with the Partnership that all Vested LTIP Units to be converted pursuant to this Section 4.05(b) shall be free and clear of all liens. Notwithstanding anything herein to the contrary, a holder of LTIP Units may deliver a Notice of Redemption pursuant to Section 8.04(a) hereof relating to those Common Units that will be issued to such holder upon conversion of such LTIP Units into Common Units in advance of the Conversion Date; provided, however, that the redemption of such Common Units by the Partnership shall in no event take place until after the Conversion Date. For clarity, it is noted that the objective of this paragraph is to put an LTIP Unitholder in a position where, if such holder so wishes, the Common Units into which such holder’s Vested LTIP Units will be converted can be tendered to the Partnership for redemption simultaneously with such conversion, with the further consequence that, if Summit REIT elects to assume the Partnership’s redemption obligation with respect to such Common Units under Section 8.04(b) hereof by delivering to such holder the REIT Shares Amount, then such holder can have the REIT Shares Amount issued to such holder simultaneously with the conversion of such holder’s Vested LTIP Units into Common Units. The General Partner and LTIP Unitholder shall reasonably cooperate with each other to coordinate the timing of the events described in the foregoing sentence.

(c) The Partnership, at any time at the election of the General Partner, may cause any number of Vested LTIP Units held by an LTIP Unitholder to be converted (a “Forced Conversion”) into an equal number of Common Units, giving effect to all adjustments (if any) made pursuant to Section 4.04 hereof; provided, however, that the Partnership may not cause Forced Conversion of any LTIP Units that would not at the time be eligible for conversion at the option of such LTIP Unitholder pursuant to Section 4.05(b) hereof. In order to exercise its right of Forced Conversion, the Partnership shall deliver a notice (a “Forced Conversion Notice”) in the form attached as Exhibit E to the applicable LTIP Unitholder not less than ten nor more than 60 days prior to the Conversion Date specified in such Forced Conversion Notice. A Forced Conversion Notice shall be provided in the manner provided in Section 12.01 hereof and shall be revocable by the General Partner at any time prior to the Forced Conversion.

(d) A conversion of Vested LTIP Units for which the holder thereof has given a Conversion Notice or the Partnership has given a Forced Conversion Notice shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such LTIP Unitholder, as of which time such LTIP Unitholder shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of Common Units issuable upon such conversion. After the conversion of LTIP Units as aforesaid, the Partnership shall deliver to such LTIP Unitholder, upon his or her written request, a certificate of the General Partner certifying the number of Common Units and remaining LTIP Units, if any, held by such person immediately after such conversion. The Assignee of any Limited Partner pursuant to Article IX hereof may exercise the rights of such Limited Partner pursuant to this Section 4.05 and such Limited Partner shall be bound by the exercise of such rights by the Assignee.

(e) For purposes of making future allocations under Section 5.01(g) hereof and applying the Capital Account Limitation, the portion of the Economic Capital Account Balance of the applicable LTIP Unitholder that is treated as attributable to his or her LTIP Units shall be reduced, as of the date of conversion, by the product of the number of LTIP Units converted and the Common Unit Economic Balance.

(f) If the Partnership, the General Partner or Summit REIT shall be a party to any Common Unit Transaction (including without limitation a merger, consolidation, unit exchange, self tender offer for all or substantially all Common Units or other business combination or reorganization, or sale of all or substantially all of the Partnership’s assets, but excluding any Common Unit Transaction which constitutes an Adjustment Event) in each case as a result of which Common Units shall be exchanged for or converted into the right, or the holders of Common Units shall otherwise be entitled, to receive cash, securities or other property or any combination thereof (each of the foregoing being referred to herein as a “Common Unit Transaction”), then the General Partner shall, subject to the terms of any applicable Equity Incentive Plan or Vesting Agreement, exercise immediately prior to the Common Unit Transaction its right to cause a Forced Conversion with respect to the maximum number of LTIP Units then eligible for conversion, taking into account any allocations that occur in connection with the Common Unit Transaction or that would occur in connection with the Common Unit Transaction if the assets of the Partnership were sold at the Common Unit Transaction price or, if applicable, at a value determined by the General Partner in good faith using the value attributed to the Partnership Units in the context of the Common Unit Transaction (in which case the Conversion Date shall be the effective date of the Common Unit Transaction).

In anticipation of such Forced Conversion and the consummation of the Common Unit Transaction, the Partnership shall use commercially reasonable efforts to cause each LTIP Unitholder to be afforded the right to receive in connection with such Common Unit Transaction in consideration for the Common Units into which such LTIP Unitholder’s Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such Common Unit Transaction by a holder of the same number of Common Units, assuming such holder of Common Units is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an affiliate of a Constituent Person. In the event that holders of Common Units have the opportunity to elect the form or type of consideration to be received upon consummation of the Common Unit Transaction, prior to such Common Unit Transaction the General Partner shall give prompt written notice to each LTIP Unitholder of such election, and shall use commercially reasonable efforts to afford the LTIP Unitholders the right to elect, by written notice to the General Partner, the form or type of consideration to be received upon conversion of each LTIP Unit held by such holder into Common Units in connection with such Common Unit Transaction. If an LTIP Unitholder fails to make such an election, such holder (and any of its transferees) shall receive upon conversion of each LTIP Unit held by such LTIP Unitholder (or by any of such LTIP Unitholder’s transferees) the same kind and amount of consideration that a holder of a Common Unit would receive if such Common Unit holder failed to make such an election.

Subject to the rights of the Partnership and the General Partner under any Vesting Agreement and any Equity Incentive Plan, the Partnership shall use commercially reasonable efforts to cause the terms of any Common Unit Transaction to be consistent with the provisions of this Section 4.05(f) and to enter into an agreement with the successor or purchasing entity, as the case may be, for the benefit of any LTIP Unitholders whose LTIP Units will not be converted into Common Units in connection with the Common Unit Transaction that will (i) contain provisions enabling the holders of LTIP Units that remain outstanding after such Common Unit Transaction to convert their LTIP Units into securities as comparable as reasonably possible under the circumstances to the Common Units and (ii) preserve as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in this Agreement for the benefit of the LTIP Unitholders.

4.06  Capital Accounts. A separate capital account (a “Capital Account”) shall be established and maintained for each Partner in accordance with Regulations Section 1.704-1(b)(2)(iv). If (i) a new or existing Partner acquires an additional Partnership Interest in exchange for more than a de minimis Capital Contribution, (ii) the Partnership distributes to a Partner more than a de minimis amount of Partnership property as consideration for a Partnership Interest, (iii) the Partnership is liquidated within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g) or (iv) the Partnership grants a Partnership Interest (other than a de minimis Partnership Interest) as consideration for the provision of services to or for the benefit of the Partnership to an existing Partner acting in a Partner capacity, or to a new Partner acting in a Partner capacity or in anticipation of being a Partner, the General Partner shall revalue the property of the Partnership to its fair market value (as determined by the General Partner, in its sole and absolute discretion, and taking into account Section 7701(g) of the Code) in accordance with Regulations Section 1.704-1(b)(2)(iv)(f); provided that the issuance of any LTIP Unit shall be deemed to require a revaluation pursuant to this Section 4.06. When the Partnership’s property is revalued by the General Partner, the Capital Accounts of the Partners shall be adjusted in accordance with Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), which generally require such Capital Accounts to be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the Capital Accounts previously) would be allocated among the Partners pursuant to Section 5.01 hereof if there were a taxable disposition of such property for its fair market value (as determined by the General Partner, in its sole and absolute discretion, and taking into account Section 7701(g) of the Code) on the date of the revaluation. In making those adjustments to the Capital Accounts of the Partners occurring during any taxable year in which this Agreement is effective, the General Partner shall allocate the adjustments, to the extent possible and in its sole and absolute discretion, to cause the Capital Account attributable to each Common Unit to be equal in amount; provided that the General Partner shall not make any allocation that could cause any holder of Partnership Units to recognize income or gain for federal income tax purposes.

4.07  Percentage Interests. If the number of outstanding Common Units or other class or series of Partnership Units increases or decreases during a taxable year, each Partner’s Percentage Interest shall be adjusted by the General Partner effective as of the effective date of each such increase or decrease to a percentage equal to the number of Common Units or other class or series of Partnership Units held by such Partner divided by the aggregate number of Common Units or other class or series of Partnership Units, as applicable, outstanding after giving effect to such increase or decrease. If the Partners’ Percentage Interests are adjusted pursuant to this Section 4.07, the Profits and Losses for the taxable year in which the adjustment occurs shall be allocated between the part of the year ending on the day when the Partnership’s property is revalued by the General Partner and the part of the year beginning on the following day either (i) as if the taxable year had ended on the date of the adjustment or (ii) based on the number of days in each part. The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate Profits and Losses for the taxable year in which the adjustment occurs. The allocation of Profits and Losses for the earlier part of the year shall be based on the Percentage Interests before adjustment, and the allocation of Profits and Losses for the later part shall be based on the adjusted Percentage Interests.

4.08  No Interest on Contributions. No Partner shall be entitled to interest on its Capital Contribution.

4.09  Return of Capital Contributions. No Partner shall be entitled to withdraw any part of its Capital Contribution or its Capital Account or to receive any distribution from the Partnership, except as specifically provided in this Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Partner or withdrawn Partner any part of such Partner’s Capital Contribution for so long as the Partnership continues in existence.

4.10  No Third-Party Beneficiary. No creditor or other third party having dealings with the Partnership shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or loans or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement, except as provided in Section 6.03(h), shall be solely for the benefit of, and may be enforced solely by, the parties to this Agreement and their respective successors and assigns. None of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any debt or other obligation of the Partnership or of any of the Partners. In addition, it is the intent of the parties hereto that no distribution to any Limited Partner shall be deemed a return of money or other property in violation of the Act. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Limited Partner is obligated to return such money or property, such obligation shall be the obligation of such Limited Partner and not of the General Partner. Without limiting the generality of the foregoing, a deficit Capital Account of a Partner shall not be deemed to be a liability of such Partner nor an asset or property of the Partnership.

ARTICLE V

PROFITS AND LOSSES; DISTRIBUTIONS

5.01  Allocation of Profit and Loss.

(a) Profit.  Profit of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.

(b) Loss.  Loss of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.

(c) Minimum Gain Chargeback.  Notwithstanding any provision to the contrary, (i) any expense of the Partnership that is a “nonrecourse deduction” within the meaning of Regulations Section 1.704-2(b)(1) shall be allocated in accordance with the Partners’ respective Percentage Interests, (ii) any expense of the Partnership that is a “partner nonrecourse deduction” within the meaning of Regulations Section 1.704-2(i)(2) shall be allocated to the Partner that bears the “economic risk of loss” of such deduction in accordance with Regulations Section 1.704-2(i)(1), (iii) if there is a net decrease in Partnership Minimum Gain within the meaning of Regulations Section 1.704-2(f)(1) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704-2(f)(2),(3), (4) and (5), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(f) and the ordering rules contained in Regulations Section 1.704-2(j), and (iv) if there is a net decrease in Partner Nonrecourse Debt Minimum Gain within the meaning of Regulations Section 1.704-2(i)(4) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704(2)(g), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(i)(4) and the ordering rules contained in Regulations Section 1.704-2(j). The manner in which it is reasonably expected that the deductions attributable to nonrecourse liabilities will be allocated for purposes of determining a Partner’s share of the nonrecourse liabilities of the Partnership within the meaning of Regulations Section 1.752-3(a)(3) shall be in accordance with a Partner’s Percentage Interest.

(d) Qualified Income Offset.  If a Partner receives in any taxable year an adjustment, allocation or distribution described in subparagraphs (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(d) that causes or increases a deficit balance in such Partner’s Capital Account that exceeds the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, as determined in accordance with Regulations Sections 1.704-2(g) and 1.704-2(i), such Partner shall be allocated specially for such taxable year (and, if necessary, later taxable years) items of income and gain in an amount and manner sufficient to eliminate such deficit Capital Account balance as quickly as possible as provided in Regulations Section 1.704-1(b)(2)(ii)(d). After the occurrence of an allocation of income or gain to a Partner in accordance with this Section 5.01(d), to the extent permitted by Regulations Section 1.704-1(b), items of expense or loss shall be allocated to such Partner in an amount necessary to offset the income or gain previously allocated to such Partner under this Section 5.01(d).

(e) Capital Account Deficits.  Loss shall not be allocated to a Limited Partner to the extent that such allocation would cause a deficit in such Partner’s Capital Account (after reduction to reflect the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) to exceed the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain. Any Loss in excess of that limitation shall be allocated to the General Partner. After the occurrence of an allocation of Loss to the General Partner in accordance with this Section 5.01(e), to the extent permitted by Regulations Section 1.704-1(b), Profit first shall be allocated to the General Partner in an amount necessary to offset the Loss previously allocated to the General Partner under this Section 5.01(e).

(f) Allocations Between Transferor and Transferee.  If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Profit and Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership’s fiscal year had ended on the date of the transfer or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners. The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Partner.

(g) Special Allocations Regarding LTIP Units.  Notwithstanding the provisions of Sections 5.01(a) and (b) hereof, Liquidating Gains shall first be allocated to the LTIP Unitholders until their Economic

Capital Account Balances, to the extent attributable to their ownership of LTIP Units, are equal to (i) the Common Unit Economic Balance, multiplied by (ii) the number of their LTIP Units. For this purpose, “Liquidating Gains” means net capital gains realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership, including but not limited to net capital gain realized in connection with an adjustment to the value of Partnership assets under Section 704(b) of the Code. The “Economic Capital Account Balances” of the LTIP Unit holders will be equal to their Capital Account balances to the extent attributable to their ownership of LTIP Units. Similarly, the “Common Unit Economic Balance” shall mean (i) the Capital Account balance of Summit REIT, plus the amount of Summit REIT’s share of any Partner Nonrecourse Debt Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to Summit REIT’s direct or indirect ownership of Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under this Section 5.01(g), divided by (ii) the number of Common Units directly or indirectly owned by Summit REIT. Any such allocations shall be made among the LTIP Unitholders in proportion to the amounts required to be allocated to each under this Section 5.01(g). The parties agree that the intent of this Section 5.01(g) is to make the Capital Account balance associated with each LTIP Unit to be economically equivalent to the Capital Account balance associated with Common Units directly or indirectly owned by Summit REIT (on a per-Unit basis).

(h) Definition of Profit and Loss.  “Profit” and “Loss” and any items of income, gain, expense or loss referred to in this Agreement shall be determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-1(b)(2)(iv), except that Profit and Loss shall not include items of income, gain and expense that are specially allocated pursuant to Sections 5.01(c), (d) or (e) hereof. All allocations of income, Profit, gain, Loss and expense (and all items contained therein) for federal income tax purposes shall be identical to all allocations of such items set forth in this Section 5.01, except as otherwise required by Section 704(c) of the Code and Regulations Section 1.704-1(b)(4). With respect to properties acquired by the Partnership, the General Partner shall have the authority to elect the method to be used by the Partnership for allocating items of income, gain and expense as required by Section 704(c) of the Code with respect to such properties, and such election shall be binding on all Partners.

5.02  Distribution of Cash.

(a) Subject to Sections 5.02(c), (d) and (e) hereof and to the terms of any Partnership Unit Designation, the Partnership shall distribute cash at such times and in such amounts as are determined by the General Partner in its sole and absolute discretion, to the Partners who are Partners on the Partnership Record Date with respect to such quarter (or other distribution period) in proportion with their respective Common Units on the Partnership Record Date.

(b) In accordance with Section 4.04(a)(ii), the LTIP Unitholders shall be entitled to receive distributions in an amount per LTIP Unit equal to the Common Partnership Unit Distribution.

(c) If a new or existing Partner acquires additional Partnership Units in exchange for a Capital Contribution on any date other than a Partnership Record Date (other than Partnership Units acquired by the General Partner or Summit REIT (or any direct or indirect wholly owned Subsidiary of the General Partner or Summit REIT ) in connection with the issuance of additional REIT Shares or Additional Securities), the cash distribution attributable to such additional Partnership Units relating to the Partnership Record Date next following the issuance of such additional Partnership Units shall be reduced in the proportion to (i) the number of days that such additional Partnership Units are held by such Partner bears to (ii) the number of days between such Partnership Record Date and the immediately preceding Partnership Record Date.

(d) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to a Partner or assignee (including by reason of Section 1446 of the Code), either (i) if the actual amount to be distributed to the Partner (the “Distributable Amount”) equals or exceeds the Withheld Amount, the entire Distributable Amount shall be treated as a distribution of cash to such Partner, or (ii) if the Distributable Amount is less than the Withheld Amount, the excess of the Withheld Amount over the Distributable Amount shall be treated as a Partnership Loan from the Partnership to the Partner on the day the Partnership pays over such amount to a taxing authority. A Partnership Loan shall be repaid upon the demand of the Partnership or, alternatively, through withholding by the Partnership with respect to subsequent distributions to the applicable Partner or assignee. In the event that a Limited Partner fails to pay any amount owed to the Partnership with respect to the Partnership Loan within 15 days after demand for payment thereof is made by the Partnership on the Limited Partner, the General Partner, in its sole and absolute discretion, may elect to make the payment to the Partnership on behalf of such Defaulting Limited Partner. In such event, on the date of payment, the General Partner shall be deemed to have extended a General Partner Loan to the Defaulting Limited Partner in the amount of the payment made by the General Partner and shall succeed to all rights and remedies of the Partnership against the Defaulting Limited Partner as to that amount. Without limitation, the General Partner shall have the right to receive any distributions that otherwise would be made by the Partnership to the Defaulting Limited Partner until such time as the General Partner Loan has been paid in full, and any such distributions so received by the General Partner shall be treated as having been received by the Defaulting Limited Partner and immediately paid to the General Partner.

Any amounts treated as a Partnership Loan or a General Partner Loan pursuant to this Section 5.02(d) shall bear interest at the lesser of (i) 300 basis points above the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, or (ii) the maximum lawful rate of interest on such obligation, such interest to accrue from the date the Partnership or the General Partner, as applicable, is deemed to extend the loan until such loan is repaid in full.

(e) In no event may a Partner receive a distribution of cash with respect to a Partnership Unit if such Partner is entitled to receive a cash dividend or other distribution of cash as the holder of record of a REIT Share for which all or part of such Partnership Unit has been or will be redeemed.

5.03  REIT Distribution Requirements. The General Partner shall use commercially reasonable efforts to cause the Partnership to distribute amounts sufficient to enable Summit REIT to pay distributions to its stockholders that will allow Summit REIT to (i) meet its distribution requirement for qualification as a REIT as set forth in Section 857 of the Code and (ii) avoid any federal income or excise tax liability imposed by the Code, other than to the extent Summit REIT elects to retain and pay income tax on its net capital gain.

5.04  No Right to Distributions in Kind. No Partner shall be entitled to demand property other than cash in connection with any distributions by the Partnership.

5.05  Limitations on Return of Capital Contributions. Notwithstanding any of the provisions of this Article V, no Partner shall have the right to receive, and the General Partner shall not have the right to make, a distribution that includes a return of all or part of a Partner’s Capital Contributions, unless after giving effect to the return of a Capital Contribution, the sum of all Partnership liabilities, other than the liabilities to a Partner for the return of his Capital Contribution, does not exceed the fair market value of the Partnership’s assets.

5.06  Distributions Upon Liquidation.

(a) Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any Partner loans, any remaining assets of the Partnership shall be distributed to all Partners with positive Capital Accounts in accordance with their respective positive Capital Account balances.

(b) For purposes of Section 5.06(a) hereof, the Capital Account of each Partner shall be determined after all adjustments made in accordance with Sections 5.01 and 5.02 hereof resulting from Partnership operations and from all sales and dispositions of all or any part of the Partnership’s assets.

(c) Any distributions pursuant to this Section 5.06 shall be made by the end of the Partnership’s taxable year in which the liquidation occurs (or, if later, within 90 days after the date of the liquidation). To the extent deemed advisable by the General Partner, appropriate arrangements (including the use of a liquidating trust) may be made to assure that adequate funds are available to pay any contingent debts or obligations.

5.07  Substantial Economic Effect. It is the intent of the Partners that the allocations of Profit and Loss under the Agreement have substantial economic effect (or be consistent with the Partners’ interests in the Partnership in the case of the allocation of losses attributable to nonrecourse debt) within the meaning of Section 704(b) of the Code as interpreted by the Regulations promulgated pursuant thereto. Article V and other relevant provisions of this Agreement shall be interpreted in a manner consistent with such intent.

ARTICLE VI

RIGHTS, OBLIGATIONS AND
POWERS OF THE GENERAL PARTNER

6.01  Management of the Partnership.

(a) Except as otherwise expressly provided in this Agreement, the General Partner shall have full, complete and exclusive discretion to manage and control the business of the Partnership for the purposes herein stated, and shall make all decisions affecting the business and assets of the Partnership. Subject to the restrictions specifically contained in this Agreement, the powers of the General Partner shall include, without limitation, the authority to take the following actions on behalf of the Partnership:

(i) to acquire, purchase, own, operate, lease and dispose of any real property and any other property or assets including, but not limited to, notes and mortgages that the General Partner determines are necessary or appropriate in the business of the Partnership;

(ii) to construct buildings and make other improvements on the properties owned or leased by the Partnership;

(iii) to authorize, issue, sell, redeem or otherwise purchase any Partnership Units or any securities (including secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into any class or series of Partnership Units, or Rights relating to any class or series of Partnership Units) of the Partnership;

(iv) to borrow or lend money for the Partnership, issue or receive evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of, any such indebtedness, and secure indebtedness by mortgage, deed of trust, pledge or other lien on the Partnership’s assets;

(v) to pay, either directly or by reimbursement, all operating costs and general administrative expenses of the Partnership to third parties or to the General Partner or its Affiliates as set forth in this Agreement;

(vi) to guarantee or become a co-maker of indebtedness of any Subsidiary of the General Partner or the Partnership, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of, any such guarantee or indebtedness, and secure such guarantee or indebtedness by mortgage, deed of trust, pledge or other lien on the Partnership’s assets;

(vii) to use assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with this Agreement, including, without limitation, payment, either directly or by reimbursement, of all operating costs and general and administrative expenses of Summit REIT, the General Partner, the Partnership or any Subsidiary of the foregoing, to third parties or to Summit REIT or the General Partner as set forth in this Agreement;

(viii) to lease all or any portion of any of the Partnership’s assets, whether or not the terms of such leases extend beyond the termination date of the Partnership and whether or not any portion of the Partnership’s assets so leased are to be occupied by the lessee, or, in turn, subleased in whole or in part to others, for such consideration and on such terms as the General Partner may determine and to further lease property from third parties, including ground leases;

(ix) to prosecute, defend, arbitrate or compromise any and all claims or liabilities in favor of or against the Partnership, on such terms and in such manner as the General Partner may determine, and similarly to prosecute, settle or defend litigation with respect to the Partners, the Partnership or the Partnership’s assets;

(x) to file applications, communicate and otherwise deal with any and all governmental agencies having jurisdiction over, or in any way affecting, the Partnership’s assets or any other aspect of the Partnership’s business;

(xi) to make or revoke any election permitted or required of the Partnership by any taxing authority;

(xii) to maintain such insurance coverage for public liability, fire and casualty, and any and all other insurance for the protection of the Partnership, for the conservation of Partnership assets, or for any other purpose convenient or beneficial to the Partnership, in such amounts and such types, as it shall determine from time to time;

(xiii) to determine whether or not to apply any insurance proceeds for any property to the restoration of such property or to distribute the same;

(xiv) to establish one or more divisions of the Partnership, to hire and dismiss employees of the Partnership or any division of the Partnership, and to retain legal counsel, accountants, consultants, real estate brokers and such other persons as the General Partner may deem necessary or appropriate in connection with the Partnership business and to pay therefor such reasonable remuneration as the General Partner may deem reasonable and proper;

(xv) to retain other services of any kind or nature in connection with the Partnership business, and to pay therefor such remuneration as the General Partner may deem reasonable and proper;

(xvi) to negotiate and conclude agreements on behalf of the Partnership with respect to any of the rights, powers and authority conferred upon the General Partner;

(xvii) to maintain accurate accounting records and to file promptly all federal, state and local income tax returns on behalf of the Partnership; (xviii) to distribute Partnership cash or other Partnership assets in accordance with this Agreement;

(xix) to form or acquire an interest in, and contribute property to, any further limited or general partnerships, joint ventures or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to, its Subsidiaries and any other Person in which it has an equity interest from time to time);

(xx) to establish Partnership reserves for working capital, capital expenditures, contingent liabilities or any other valid Partnership purpose;

(xxi) to merge, consolidate or combine the Partnership with or into another Person;

(xxii) to enter into and perform obligations under underwriting or other agreements in connection with issuances of securities by the Partnership or the General Partner or any affiliate thereof;

(xxiii) to do any and all acts and things necessary or prudent to ensure that the Partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code or an “investment company” or a subsidiary of an investment company under the Investment Company Act of 1940; and

(xxiv) to take such other action, execute, acknowledge, swear to or deliver such other documents and instruments, and perform any and all other acts that the General Partner deems necessary or appropriate for the formation, continuation and conduct of the business and affairs of the Partnership (including, without limitation, all actions consistent with allowing Summit REIT at all times to qualify as a REIT unless Summit REIT voluntarily terminates or revokes its REIT status) and to possess and enjoy all of the rights and powers of a general partner as provided by the Act.

(b) Except as otherwise provided herein, to the extent the duties of the General Partner require expenditures of funds to be paid to third parties, the General Partner shall not have any obligations hereunder except to the extent that Partnership funds are reasonably available to it for the performance of such duties, and nothing herein contained shall be deemed to authorize or require the General Partner, in its capacity as such, to expend its individual funds for payment to third parties or to undertake any individual liability or obligation on behalf of the Partnership.

6.02  Delegation of Authority. The General Partner may delegate any or all of its powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Partnership, which Person may, under supervision of the General Partner, perform any acts or services for the Partnership as the General Partner may approve.

6.03  Indemnification and Exculpation of Indemnitees.

(a) The Partnership shall indemnify an Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership as set forth in this Agreement in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 6.03(a). The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the Indemnitee acted in a manner contrary to that specified in this Section 6.03(a). Any indemnification pursuant to this Section 6.03 shall be made only out of the assets of the Partnership.

(b) The Partnership shall reimburse an Indemnitee for reasonable expenses incurred by an Indemnitee who is a party to a proceeding in advance of the final disposition of the proceeding upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in this Section 6.03 has been met, and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

(c) The indemnification provided by this Section 6.03 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity.

(d) The Partnership may purchase and maintain insurance, as an expense of the Partnership, on behalf of the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 6.03, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 6.03; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is not opposed to the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.03 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 6.03 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) Any amendment, modification or repeal of this Section 6.03 or any provision hereof shall be prospective only and shall not in any way affect the indemnification of an Indemnitee by the Partnership under this Section 6.03 as in effect immediately prior to such amendment, modification or repeal with respect to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when claims relating to such matters may arise or be asserted.

6.04  Liability of the General Partner.

(a) Notwithstanding anything to the contrary set forth in this Agreement, neither the General Partner, nor any of its directors, officers, agents or employees shall be liable for monetary damages to the Partnership or any Partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission if any such party acted in good faith. The General Partner shall not be in breach of any duty that the General Partner may owe to the Limited Partners or the Partnership or any other Persons under this Agreement or of any duty stated or implied by law or equity provided the General Partner, acting in good faith, abides by the terms of this Agreement.

(b) The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership, the Limited Partners and Summit REIT’s stockholders collectively, that the General Partner is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners or the tax consequences of some, but not all, of the Limited Partners) in deciding whether to cause the Partnership to take (or decline to take) any actions. In the event of a conflict between the interests of the stockholders of Summit REIT on the one hand and the Limited Partners on the other, the General Partner shall endeavor in good faith to resolve the conflict in a manner not adverse to either the stockholders of Summit REIT or the Limited Partners; provided, however, that for so long as the General Partner owns a controlling interest in the Partnership, any such conflict that the General Partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either the stockholders of Summit REIT or the Limited Partners shall be resolved in favor of the stockholders of Summit REIT. The General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the Limited Partners in connection with such decisions.

(c) Subject to its obligations and duties as General Partner set forth in Section 6.01 hereof, the General Partner may exercise any of the powers granted to it under this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by it in good faith.

(d) Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of Summit REIT to continue to qualify as a REIT or (ii) to prevent Summit REIT from incurring any taxes under Section 857, Section 4981 or any other provision of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

(e) Any amendment, modification or repeal of this Section 6.04 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner’s or any of its officers’, directors’, agents’ or employees’ liability to the Partnership and the Limited Partners under this Section 6.04 as in effect immediately prior to such amendment, modification or repeal with respect to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when claims relating to such matters may arise or be asserted.

6.05  Partnership Obligations.

(a) Except as provided in this Section 6.05 and elsewhere in this Agreement (including the provisions of Articles V and VI hereof regarding distributions, payments and allocations to which it may be entitled), the General Partner shall not be compensated for its services as general partner of the Partnership.

(b) All Administrative Expenses shall be obligations of the Partnership, and the General Partner or Summit REIT shall be entitled to reimbursement by the Partnership for any expenditure (including Administrative Expenses) incurred by it on behalf of the Partnership that shall be made other than out of the funds of the Partnership. All reimbursements hereunder shall be characterized for federal income tax purposes as expenses of the Partnership incurred on its behalf, and not as expenses of the General Partner or Summit REIT.

6.06  Outside Activities. Subject to Section 6.08 hereof, the Certificate of Formation and any agreements entered into by the General Partner or its Affiliates with the Partnership or a Subsidiary, any officer, director, employee, agent, trustee, Affiliate or member of the General Partner, the General Partner, Summit REIT and any stockholder of Summit REIT shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities substantially similar or identical to those of the Partnership. Neither the Partnership nor any of the Limited Partners shall have any rights by virtue of this Agreement in any such business ventures, interest or activities. None of the Limited Partners nor any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any such business ventures, interests or activities, and the General Partner and Summit REIT shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures, interests and activities to the Partnership or any Limited Partner, even if such opportunity is of a character that, if presented to the Partnership or any Limited Partner, could be taken by such Person.

6.07  Employment or Retention of Affiliates.

(a) Any Affiliate of the General Partner may be employed or retained by the Partnership and may otherwise deal with the Partnership (whether as a buyer, lessor, lessee, manager, furnisher of goods or services, broker, agent, lender or otherwise) and may receive from the Partnership any compensation, price or other payment therefor that the General Partner determines to be fair and reasonable.

(b) The Partnership may lend or contribute to its Subsidiaries or other Persons in which it has an equity investment, and such Persons may borrow funds from the Partnership, on terms and conditions established in the sole and absolute discretion of the General Partner. The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

(c) The Partnership may transfer assets to joint ventures, other partnerships, corporations or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as the General Partner deems are consistent with this Agreement and applicable law.

6.08  Summit REIT’s Activities. Summit REIT agrees that, generally, all business activities of Summit REIT, including activities pertaining to the acquisition, development, ownership of or investment in hotel properties or other property, shall be conducted through the Partnership or one or more Subsidiaries of the Partnership; provided, however, that Summit REIT may make direct acquisitions or undertake business activities if such acquisitions or activities are made in connection with the issuance of Additional Securities by Summit REIT or the business activity has been approved by a majority of the Independent Directors. If, at any time, Summit REIT acquires material assets (other than Partnership Units or other assets on behalf of the Partnership) without transferring such assets to the Partnership, the definition of “REIT Shares Amount” may be adjusted, as reasonably determined by the General Partner, to reflect only the fair market value of a REIT Share attributable to Partnership Units directly or indirectly owned by Summit REIT and other assets held on behalf of the Partnership.

6.09  Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, Summit REIT or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner or Summit REIT. Summit REIT hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or Summit REIT or any nominee or Affiliate of the General Partner or Summit REIT shall be held by the General Partner or Summit REIT for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner or Summit REIT shall use its commercially reasonable efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

ARTICLE VII

CHANGES IN GENERAL PARTNER

7.01  Transfer of the General Partner’s Partnership Interest.

(a) Other than to an Affiliate of Summit REIT, the General Partner shall not transfer all or any portion of its General Partnership Interests, and the General Partner shall not withdraw as General Partner, except as provided in or in connection with a transaction contemplated by Sections 7.01(c), (d) or (e) hereof.

(b) The General Partner agrees that its General Partnership Interest will at all times be in the aggregate at least 0.1%.

(c) Except as otherwise provided in Section 7.01(d) or (e) hereof, neither the General Partner nor Summit REIT shall engage in any merger, consolidation or other combination with or into another Person or sale of all or substantially all of its assets (other than in connection with a change in the General Partner’s state of organization or organizational form or Summit REIT’s state of incorporation or organizational form), in each case which results in a Change of Control of the General Partner or Summit REIT (a “Transaction”), unless at least one of the following conditions is met:

(i) the consent of a Majority in Interest (other than the General Partner or any Subsidiary of the General Partner or Summit REIT) is obtained;

(ii) as a result of such Transaction, all Limited Partners (other than the General Partner, Summit REIT and any Subsidiary of the General Partner or Summit REIT, and, in the case of LTIP Unitholders, subject to the terms of any applicable Equity Incentive Plan or Vesting Agreement) will receive, or have the right to receive, for each Partnership Unit an amount of cash, securities or other property equal or substantially equivalent in value, as determined by the General Partner in good faith, to the product of the Conversion Factor and the greatest amount of cash, securities or other property paid in the Transaction to a holder of one REIT Share in consideration of one REIT Share, provided that if, in connection with such Transaction, a purchase, tender or exchange offer (“Offer”) shall have been made to and accepted by the holders of more than 50% of the outstanding REIT Shares, each holder of Partnership Units (other than the General Partner, Summit REIT and any Subsidiary of the General Partner or Summit REIT) shall be given the option to exchange its Partnership Units for an amount of cash, securities or other property equal or substantially equivalent in value, as determined by the General Partner in good faith, to the greatest amount of cash, securities or other property that such Limited Partner would have received had it (A) exercised its Common Unit Redemption Right pursuant to Section 8.04 hereof and (B) sold, tendered or exchanged pursuant to the Offer the REIT Shares received upon exercise of the Common Unit Redemption Right immediately prior to the expiration of the Offer; or

(iii) either the General Partner or Summit REIT, as applicable, is the surviving entity in the Transaction and either (A) the holders of REIT Shares do not receive cash, securities or other property in the Transaction or (B) all Limited Partners (other than the General Partner, Summit REIT, and any Subsidiary of the General Partner or Summit REIT, and, in the case of LTIP Unitholders, subject to the terms of any applicable Equity Incentive Plan or Vesting Agreement) receive for each Partnership Unit an amount of cash, securities or other property (expressed as an amount per REIT Share) equal or substantially equivalent in value, as determined by the General Partner in good faith, to the product of the Conversion Factor and the greatest amount of cash, securities or other property (expressed as an amount per REIT Share) received in the Transaction by any holder of REIT Shares.

(d) Notwithstanding Section 7.01(c) hereof, either of the General Partner or Summit REIT, as applicable, may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity (the “Survivor”), other than Partnership Units held directly or indirectly by the General Partner or Summit REIT, are contributed, directly or indirectly, to the Partnership as a Capital Contribution in exchange for Partnership Units, or for economically equivalent partnership interests issued by a Subsidiary Partnership established at the direction of the Board of Directors, with a fair market value equal to the value of the assets so contributed as determined by the Survivor in good faith and (ii) the Survivor expressly agrees to assume all obligations of the General Partner and Summit REIT hereunder. Upon such contribution and assumption, the Survivor shall have the right and duty to amend this Agreement as set forth in this Section 7.01(d). The Survivor shall in good faith arrive at a new method for the calculation of the Cash Amount, the REIT Shares Amount and Conversion Factor for a Partnership Unit after any such merger or consolidation so as to approximate the existing method for such calculation as closely as reasonably possible. Such calculation shall take into account, among other things, the kind and amount of securities, cash and other property that was receivable upon such merger or consolidation by a holder of REIT Shares or options, warrants or other rights relating thereto, and which a holder of Partnership Units could have acquired had such Partnership Units been exchanged immediately prior to such merger or consolidation. Such amendment to this Agreement shall provide for adjustment to such method of calculation, which shall be as nearly equivalent as may be practicable to the adjustments provided for with respect to the Conversion Factor. The Survivor also shall in good faith modify the definition of REIT Shares and make such amendments to Section 8.04 hereof so as to approximate the existing rights and obligations set forth in Section 8.04 hereof as closely as reasonably possible. The above provisions of this Section 7.01(d) shall similarly apply to successive mergers or consolidations permitted hereunder.

In respect of any transaction described in the preceding paragraph, each of the General Partner and Summit REIT is required to use its commercially reasonable efforts to structure such transaction to avoid causing the Limited Partners (other than the General Partner, Summit REIT or any Subsidiary thereof) to recognize a gain for federal income tax purposes by virtue of the occurrence of, or their participation in, such transaction, provided such efforts are consistent with and subject in all respects to the exercise of the Board of Directors’ fiduciary duties to the stockholders of Summit REIT under applicable law.

(e) Notwithstanding anything in this Article VII,

(i) The General Partner may transfer all or any portion of its General Partnership Interest to (A) any wholly owned Subsidiary of the General Partner or (B) the owner of all of the ownership interests of the General Partner, and following a transfer of all of its General Partnership Interest, may withdraw as General Partner; and

(ii) Summit REIT may engage in a transaction required by law or by the rules of any national securities exchange or over-the-counter interdealer quotation system on which the REIT Shares are listed or traded.

7.02  Admission of a Substitute or Additional General Partner. A Person shall be admitted as a substitute or additional General Partner of the Partnership only if the following terms and conditions are satisfied:

(a) the Person to be admitted as a substitute or additional General Partner shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart thereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a General Partner, and a certificate evidencing the admission of such Person as a General Partner shall have been filed for recordation and all other actions required by Section 2.05 hereof in connection with such admission shall have been performed;

(b) if the Person to be admitted as a substitute or additional General Partner is a corporation or a partnership, it shall have provided the Partnership with evidence satisfactory to counsel for the Partnership of such Person’s authority to become a General Partner and to be bound by the terms and provisions of this Agreement; and

(c) counsel for the Partnership shall have rendered an opinion (relying on such opinions from other counsel as may be necessary) that the admission of the Person to be admitted as a substitute or additional General Partner is in conformity with the Act, that none of the actions taken in connection with the admission of such Person as a substitute or additional General Partner will cause (i) the Partnership to be classified other than as a partnership for federal income tax purposes, or (ii) the loss of any Limited Partner’s limited liability.

7.03  Effect of Bankruptcy, Withdrawal, Death or Dissolution of General Partner.

(a) Upon the occurrence of an Event of Bankruptcy as to the General Partner (and its removal pursuant to Section 7.04(a) hereof) or the death, withdrawal, removal or dissolution of the General Partner (except that, if the General Partner is on the date of such occurrence a partnership, the withdrawal, death, dissolution, Event of Bankruptcy as to, or removal of a partner in, such partnership shall be deemed not to be a dissolution of the General Partner if the business of the General Partner is continued by the remaining partner or partners), the Partnership shall be dissolved and terminated unless the Partnership is continued pursuant to Section 7.03(b) hereof. The merger of the General Partner with or into any entity that is admitted as a substitute or successor General Partner pursuant to Section 7.02 hereof shall not be deemed to be the withdrawal, dissolution or removal of the General Partner.

(b) Following the occurrence of an Event of Bankruptcy as to the General Partner (and its removal pursuant to Section 7.04(a) hereof) or the death, withdrawal, removal or dissolution of the General Partner (except that, if the General Partner is on the date of such occurrence a partnership, the withdrawal, death, dissolution, Event of Bankruptcy as to, or removal of a partner in, such partnership shall be deemed not to be a dissolution of the General Partner if the business of such General Partner is continued by the remaining partner or partners), the Limited Partners, within 90 days after such occurrence, may elect to continue the business of the Partnership for the balance of the term specified in Section 2.04 hereof by selecting, subject to Section 7.02 hereof and any other provisions of this Agreement, a substitute General Partner by consent of a Majority in Interest. If the Limited Partners elect to continue the business of the

Partnership and admit a substitute General Partner, the relationship with the Partners and of any Person who has acquired an interest of a Partner in the Partnership shall be governed by this Agreement.

7.04  Removal of General Partner.

(a) Upon the occurrence of an Event of Bankruptcy as to, or the dissolution of, the General Partner, the General Partner shall be deemed to be removed automatically; provided, however, that if the General Partner is on the date of such occurrence a partnership, the withdrawal, death, dissolution or Event of Bankruptcy of a partner in such partnership shall be deemed not to be a dissolution of the General Partner if the business of the General Partner is continued by the remaining partner or partners. The Limited Partners may not remove the General Partner, with or without cause.

(b) If the General Partner has been removed pursuant to this Section 7.04 and the Partnership is continued pursuant to Section 7.03 hereof, the General Partner shall promptly transfer and assign its General Partnership Interest in the Partnership to the substitute General Partner approved by a Majority in Interest in accordance with Section 7.03(b) hereof and otherwise be admitted to the Partnership in accordance with Section 7.02 hereof. At the time of assignment, the removed General Partner shall be entitled to receive from the substitute General Partner the fair market value of the General Partnership Interest of such removed General Partner. Such fair market value shall be determined by an appraiser mutually agreed upon by the General Partner and a Majority in Interest (excluding the General Partner and any Subsidiary of the General Partner) within ten days following the removal of the General Partner. In the event that the parties are unable to agree upon an appraiser, the removed General Partner and a Majority in Interest (excluding the General Partner and any Subsidiary of the General Partner) each shall select an appraiser. Each such appraiser shall complete an appraisal of the fair market value of the removed General Partner’s General Partnership Interest within 30 days of the General Partner’s removal, and the fair market value of the removed General Partner’s General Partnership Interest shall be the average of the two appraisals; provided, however, that if the higher appraisal exceeds the lower appraisal by more than 20% of the amount of the lower appraisal, the two appraisers, no later than 40 days after the removal of the General Partner, shall select a third appraiser who shall complete an appraisal of the fair market value of the removed General Partner’s General Partnership Interest no later than 60 days after the removal of the General Partner. In such case, the fair market value of the removed General Partner’s General Partnership Interest shall be the average of the two appraisals closest in value.

(c) The General Partnership Interest of a removed General Partner, during the time after default until transfer under Section 7.04(b) hereof, shall be converted to that of a special Limited Partner; provided, however, such removed General Partner shall not have any rights to participate in the management and affairs of the Partnership, and shall not be entitled to any portion of the income, expense, profit, gain or loss allocations or cash distributions allocable or payable, as the case may be, to the Limited Partners. Instead, such removed General Partner shall receive and be entitled only to retain distributions or allocations of such items that it would have been entitled to receive in its capacity as General Partner, until the transfer is effective pursuant to Section 7.04(b) hereof.

(d) All Partners shall have given and hereby do give such consents, shall take such actions and shall execute such documents as shall be legally necessary and sufficient to effect all the foregoing provisions of this Section 7.04.

ARTICLE VIII

RIGHTS AND OBLIGATIONS
OF THE LIMITED PARTNERS

8.01  Management of the Partnership. The Limited Partners shall not participate in the management or control of Partnership business nor shall they transact any business for the Partnership, nor shall they have the power to sign for or bind the Partnership, such powers being vested solely and exclusively in the General Partner. The Limited Partners covenant and agree not to hold themselves out in a manner that could reasonably be considered in contravention of the terms hereof by any third party.

8.02  Power of Attorney. Each Limited Partner by entry into this Agreement through execution, execution by power of attorney or other consent, hereby irrevocably appoints the General Partner its true and lawful attorney-in-fact, who may act for each Limited Partner and in its name, place and stead, and for its use and benefit, to sign, acknowledge, swear to, deliver, file or record, at the appropriate public offices, any and all documents, certificates and instruments (including, without limitation, this Agreement and all amendments or restatements thereof) as may be deemed necessary or desirable by the General Partner to carry out fully the provisions of this Agreement and the Act in accordance with their terms, which power of attorney is coupled with an interest and shall survive the death, dissolution or legal incapacity of the Limited Partner, or the transfer by the Limited Partner of any part or all of its Partnership Interest.

8.03  Limitation on Liability of Limited Partners. No Limited Partner shall be liable for any debts, liabilities, contracts or obligations of the Partnership. A Limited Partner shall be liable to the Partnership only to make payments of its Capital Contribution, if any, as and when due hereunder. After its Capital Contribution is fully paid, no Limited Partner shall, except as otherwise required by the Act, be required to make any further Capital Contributions or other payments or lend any funds to the Partnership.

8.04  Common Unit Redemption Right.

(a) Subject to Sections 8.04(b), (c), (d), (e) and (f) hereof and the provisions of any agreements between the Partnership and one or more Limited Partners with respect to Common Units (including any LTIP Units that are converted into Common Units) held by them, each Limited Partner (other than the General Partner, Summit REIT or any Subsidiary of the General Partner or Summit REIT, shall have the right (the “Common Unit Redemption Right”) to require the Partnership to redeem on a Specified Redemption Date all or a portion of the Common Units held by such Limited Partner at a redemption price equal to and in the form of the Common Redemption Amount to be paid by the Partnership, provided that (i) such Common Units shall have been outstanding for at least one year (or such lesser time as determined by the General Partner in its sole and absolute discretion), and (ii) subject to any restriction agreed to in writing between the Redeeming Limited Partner and the General Partner. The Common Unit Redemption Right shall be exercised pursuant to a Notice of Exercise of Redemption Right in the form attached hereto as Exhibit B delivered to the Partnership (with a copy to the General Partner) by the Limited Partner who is exercising the Common Unit Redemption Right (the “Redeeming Limited Partner”) and such notice shall be irrevocable unless otherwise agreed upon by the General Partner. In such event, the Partnership shall deliver the Cash Amount to the Redeeming Limited Partner. Notwithstanding the foregoing, the Partnership shall not be obligated to satisfy such Common Unit Redemption Right if the General Partner elects to cause Summit REIT to purchase the Common Units subject to the Notice of Redemption pursuant to Section 8.04(b) hereof. No Limited Partner may deliver more than two Notices of Redemption during each calendar year unless otherwise agreed upon by the General Partner. A Limited Partner may not exercise the Common Unit Redemption Right for less than one thousand (1,000) Common Units or, if such Limited Partner holds less than one thousand (1,000) Common Units, all of the Common Units held by such Limited Partner. The Redeeming Limited Partner shall have no right, with respect to any Common Units so redeemed, to receive any distribution paid with respect to Common Units if the record date for such distribution is on or after the Specified Redemption Date.

(b) Notwithstanding the provisions of Section 8.04(a) hereof, if a Limited Partner exercises the Common Unit Redemption Right by delivering to the Partnership a Notice of Redemption, then the Partnership may, in its sole and absolute discretion, elect to cause Summit REIT to purchase directly and acquire some or all of, and in such event Summit REIT agrees to purchase and acquire, such Common Units by paying to the Redeeming Limited Partner either the Cash Amount or the REIT Shares Amount, as elected by Summit REIT (in its sole and absolute discretion) on the Specified Redemption Date, whereupon Summit REIT shall acquire the Common Units offered for redemption by the Redeeming Limited Partner and shall be treated for all purposes of this Agreement as the owner of such Common Units.

In the event Summit REIT purchases Common Units with respect to the exercise of a Common Unit Redemption Right, the Partnership shall have no obligation to pay any amount to the Redeeming Limited Partner with respect to such Redeeming Limited Partner’s exercise of such Common Unit Redemption Right, and each of the Redeeming Limited Partner, the Partnership and Summit REIT shall treat the transaction between Summit REIT and the Redeeming Limited Partner for federal income tax purposes as a sale of the Redeeming Limited Partner’s Common Units to Summit REIT. Each Redeeming Limited Partner agrees to execute such documents as Summit REIT may reasonably require in connection with the issuance of REIT Shares upon exercise of the Common Unit Redemption Right.

Each Redeeming Limited Partner covenants and agrees that all Common Units subject to a Notice of Redemption will be delivered to the Partnership or Summit REIT free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims or encumbrances exist or arise with respect to such Common Units, neither the Partnership nor Summit REIT shall be under any obligation to acquire such Common Units.

(c) Notwithstanding the provisions of Sections 8.04(a) and 8.04(b) hereof, a Limited Partner shall not be entitled to exercise the Common Unit Redemption Right if the delivery of REIT Shares to such Limited Partner on the Specified Redemption Date by Summit REIT pursuant to Section 8.04(b) hereof (regardless of whether or not Summit REIT would in fact purchase the Common Units pursuant to Section 8.04(b) hereof) would (i) result in such Limited Partner or any other Person (as defined in the Articles) owning, directly or indirectly, REIT Shares in excess of the Stock Ownership Limit or any Excepted Holder Limit (each as defined in the Articles) and calculated in accordance therewith, except as provided in the Articles, (ii) result in REIT Shares being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in Summit REIT being “closely held” within the meaning of Section 856(h) of the Code, (iv) cause Summit REIT to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of Summit REIT’s, the Partnership’s or a Subsidiary Partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code, (v) otherwise cause Summit REIT to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any “eligible independent contractor” (as defined in Section 856(d)(9)(A) of the Code) that operates a “qualified lodging facility” (as defined in Section 856(d)(9)(D) of the Code) on behalf of a TRS failing to qualify as such, or (vi) cause the acquisition of REIT Shares by such Limited Partner to be “integrated” with any other distribution of REIT Shares or Common Units for purposes of complying with the registration provisions of the Securities Act. Summit REIT, in its sole and absolute discretion, may waive the restriction on redemption set forth in this Section 8.04(c).

(d) Any Cash Amount to be paid to a Redeeming Limited Partner pursuant to this Section 8.04 shall be paid on the Specified Redemption Date; provided, however, that the General Partner may elect to cause the Specified Redemption Date to be delayed for up to an additional 90 days to the extent required for Summit REIT to cause additional REIT Shares to be issued to provide financing to be used to make such payment of the Cash Amount and may also delay such Specified Redemption Date to the extent necessary to effect compliance with applicable requirements of the law. Any REIT Share Amount to be paid to a Redeeming Limited Partner pursuant to this Section 8.04 shall be paid on the Specified Redemption Date; provided, however, that the General Partner may elect to cause the Specified Redemption Date to be delayed for up to an additional 180 days to the extent required for Summit REIT to cause additional REIT Shares to be issued and may also delay such Specified Redemption Date to the extent necessary to effect compliance with applicable requirements of the law. Notwithstanding the foregoing, Summit REIT agrees to use its commercially reasonable efforts to cause the closing of the acquisition of redeemed Common Units hereunder to occur as quickly as reasonably possible.

(e) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state, local or foreign law that apply upon a Redeeming Limited Partner’s exercise of the Common Unit Redemption Right. If a Redeeming Limited Partner believes that it is exempt from such withholding upon the exercise of the Common Unit Redemption Right, such Partner must furnish the General Partner with a FIRPTA

Certificate in the form attached hereto as Exhibit C-1 or Exhibit C-2, as applicable, and any similar forms or certificates required to avoid or reduce the withholding under federal, state, local or foreign law or such other form as the General Partner may reasonably request. If the Partnership, Summit REIT or the General Partner is required to withhold and pay over to any taxing authority any amount upon a Redeeming Limited Partner’s exercise of the Common Unit Redemption Right and if the Common Redemption Amount equals or exceeds the Withheld Amount, the Withheld Amount shall be treated as an amount received by such Partner in redemption of its Common Units. If, however, the Common Redemption Amount is less than the Withheld Amount, the Redeeming Limited Partner shall not receive any portion of the Common Redemption Amount, the Common Redemption Amount shall be treated as an amount received by such Partner in redemption of its Common Units, and the Partner shall contribute the excess of the Withheld Amount over the Common Redemption Amount to the Partnership before the Partnership is required to pay over such excess to a taxing authority.

(f) Notwithstanding any other provision of this Agreement, the General Partner may place appropriate restrictions on the ability of the Limited Partners to exercise their Common Unit Redemption Rights as and if deemed necessary or reasonable to ensure that the Partnership does not constitute a “publicly traded partnership” under Section 7704 of the Code. If and when the General Partner determines that imposing such restrictions is necessary, the General Partner shall give prompt written notice thereof (a “Restriction Notice”) to each of the Limited Partners, which notice shall be accompanied by a copy of an opinion of counsel to the Partnership that states that, in the opinion of such counsel, restrictions are necessary or reasonable in order to avoid the Partnership being treated as a “publicly traded partnership” under Section 7704 of the Code.

8.05  Registration. Subject to the terms of any agreement between the General Partner and a Limited Partner with respect to Common Units held by such Limited Partner:

(a) Shelf Registration of the REIT Shares.  Following the date on which Summit REIT becomes eligible to use a registration statement on Form S-3 for the registration of securities under the Securities Act (the “S-3 Eligible Date”) Summit REIT shall file with the Commission a shelf registration statement under Rule 415 of the Securities Act (a “Registration Statement”), or any similar rule that may be adopted by the Commission, covering (i) the issuance of REIT Shares issuable upon redemption of the Common Units held by such Limited Partner as of the date of this Agreement (“Redemption Shares”) and/or (ii) the resale by the holder of the Redemption Shares; provided, however, that Summit REIT shall be required to file only two such registrations in any 12-month period. In connection therewith, Summit REIT will:

(1) use commercially reasonable efforts to have such Registration Statement declared effective;

(2) register or qualify the Redemption Shares covered by the Registration Statement under the securities or blue sky laws of such jurisdictions within the United States as required by law, and do such other reasonable acts and things as may be required of it to enable such holders to consummate the sale or other disposition in such jurisdictions of the Redemption Shares; provided, however, that Summit REIT shall not be required to (i) qualify as a foreign corporation or consent to a general or unlimited service or process in any jurisdictions in which it would not otherwise be required to be qualified or so consent or (ii) qualify as a dealer in securities; and

(3) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission in connection with a Registration Statement.

Summit REIT further agrees to supplement or make amendments to each Registration Statement, if required by the rules, regulations or instructions applicable to the registration form utilized by Summit REIT or by the Securities Act or rules and regulations thereunder for such Registration Statement. Each Limited Partner agrees to furnish to Summit REIT, upon request, such information with respect to the Limited Partner as may be required to complete and file the Registration Statement.

In connection with and as a condition to Summit REIT’s obligations with respect to the filing of a Registration Statement pursuant to this Section 8.05, each Limited Partner agrees with Summit REIT that:

(w) it will provide in a timely manner to Summit REIT such information with respect to the Limited Partner as reasonably required to complete the Registration Statement or as otherwise required to comply with applicable securities laws and regulations;

(x) it will not offer or sell its Redemption Shares until (A) such Redemption Shares have been included in a Registration Statement and (B) it has received notice that the Registration Statement covering such Redemption Shares, or any post-effective amendment thereto, has been declared effective by the Commission, such notice to have been satisfied by the posting by the Commission on www.sec.gov of a notice of effectiveness;

(y) if Summit REIT determines in its good faith judgment, after consultation with counsel, that the use of the Registration Statement, including any pre- or post-effective amendment thereto, or the use of any prospectus contained in such Registration Statement would require the disclosure of important information that Summit REIT has a bona fide business purpose for preserving as confidential or the disclosure of which, in the judgment of Summit REIT, would impede Summit REIT’s ability to consummate a significant transaction, upon written notice of such determination by Summit REIT (which notice shall be deemed sufficient if given through the issuance of a press release or filing with the Commission and, if such notice is not publicly distributed, the Limited Partner agrees to keep the subject information confidential and acknowledges that such information may constitute material non-public information subject to the applicable restrictions under securities laws), the rights of each Limited Partner to offer, sell or distribute its Redemption Shares pursuant to such Registration Statement or prospectus or to require Summit REIT to take action with respect to the registration or sale of any Redemption Shares pursuant to a Registration Statement (including any action contemplated by this Section 8.05) will be suspended until the date upon which Summit REIT notifies such Limited Partner in writing (which notice shall be deemed sufficient if given through the issuance of a press release or filing with the Commission and, if such notice is not publicly distributed, the Limited Partner agrees to keep the subject information confidential and acknowledges that such information may constitute material non-public information subject to the applicable restrictions under securities laws) that suspension of such rights for the grounds set forth in this paragraph is no longer necessary; provided, however, that Summit REIT may not suspend such rights for an aggregate period of more than 180 days in any 12-month period; and

(z) in the case of the registration of any underwritten equity offering proposed by Summit REIT (other than any registration by Summit REIT on Form S-8, or a successor or substantially similar form, of an employee stock option, stock purchase or compensation plan or of securities issued or issuable pursuant to any such plan, each Limited Partner will agree, if requested in writing by the managing underwriter or underwriters administering such offering, not to effect any offer, sale or distribution of any REIT Shares or Redemption Shares (or any option or right to acquire REIT Shares or Redemption Shares) during the period commencing on the tenth day prior to the expected effective date (which date shall be stated in such notice) of the registration statement covering such underwritten primary equity offering or, if such offering shall be a “take-down” from an effective shelf registration statement, the tenth day prior to the expected commencement date (which date shall be stated in such notice) of such offering, and ending on the date specified by such managing underwriter in such written request to the Limited Partners; provided, however, that no Limited Partner shall be required to agree not to effect any offer, sale or distribution of its Redemption Shares for a period of time that is longer than the greater of 90 days or the period of time for which any senior executive of Summit REIT is required so to agree in connection with such offering. Nothing in this paragraph shall be read to limit the ability of any Limited Partner to redeem its Common Units in accordance with the terms of this Agreement.

(b) Listing on Securities Exchange.  If Summit REIT lists or maintains the listing of REIT Shares on any securities exchange or national market system, it shall, at its expense and as necessary to permit the registration and sale of the Redemption Shares hereunder, list thereon, maintain and, when necessary, increase such listing to include such Redemption Shares.

(c) Registration Not Required.  Notwithstanding the foregoing, Summit REIT shall not be required to file or maintain the effectiveness of a registration statement relating to Redemption Shares after the first date upon which, in the opinion of counsel to Summit REIT, all of the Redemption Shares covered thereby could be sold by the holders thereof either (i) pursuant to Rule 144 under the Securities Act, or any successor rule thereto (“Rule 144”) without limitation as to amount or manner of sale or (ii) pursuant to Rule 144 in one transaction in accordance with the volume limitations contained in Rule 144(e).

(d) Allocation of Expenses.  The Partnership shall pay all expenses in connection with the Registration Statement, including without limitation (i) all expenses incident to filing with the Financial Industry Regulatory Authority, Inc., (ii) registration fees, (iii) printing expenses, (iv) accounting and legal fees and expenses, except to the extent holders of Redemption Shares elect to engage accountants or attorneys in addition to the accountants and attorneys engaged by Summit REIT or the Partnership, which fees and expenses for such accountants or attorneys shall be for the account of the holders of the Redemption Shares, (v) accounting expenses incident to or required by any such registration or qualification and (vi) expenses of complying with the securities or blue sky laws of any jurisdictions in connection with such registration or qualification; provided, however, neither the Partnership nor Summit REIT shall be liable for (A) any discounts or commissions to any underwriter or broker attributable to the sale of Redemption Shares, or (B) any fees or expenses incurred by holders of Redemption Shares in connection with such registration that, according to the written instructions of any regulatory authority, the Partnership or Summit REIT is not permitted to pay.

(e) Indemnification.

(i) In connection with the Registration Statement, the General Partner and the Partnership agree to indemnify each holder of Redemption Shares and each Person who controls any such holder of Redemption Shares within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) caused by any untrue, or alleged untrue, statement of a material fact contained in the Registration Statement, preliminary prospectus or prospectus (as amended or supplemented if Summit REIT shall have furnished any amendments or supplements thereto) or caused by any omission or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement, alleged untrue statement, omission, or alleged omission based upon information furnished to Summit REIT by the Limited Partner of the holder for use therein. Summit REIT and each officer, director and controlling person of Summit REIT and the Partnership shall be indemnified by each Limited Partner or holder of Redemption Shares covered by the Registration Statement for all such losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) caused by any untrue, or alleged untrue, statement or any omission, or alleged omission, based upon information furnished to Summit REIT by the Limited Partner or the holder for use therein.

(ii) Promptly upon receipt by a party indemnified under this Section 8.05(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 8.05(e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure to so notify the indemnifying party shall not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 8.05(e) unless such failure shall materially adversely affect the defense of such action. In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the reasonable fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) have been advised by such counsel that representation of such indemnified party and the indemnifying party by the same counsel would be inappropriate under applicable standards of professional conduct (in which case the indemnified party shall have the right to separate counsel and the indemnifying party shall pay the reasonable fees and expenses of such separate counsel, provided that, the indemnifying party shall not be liable for more than one separate counsel). No indemnifying party shall be liable for any settlement of any proceeding entered into without its consent.

(f) Contribution.

(i) If for any reason the indemnification provisions contemplated by Section 8.05(e) hereof are either unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then the party that would otherwise be required to provide indemnification or the indemnifying party (in either case, for purposes of this Section 8.05(f), the “Indemnifying Party”) in respect of such losses, claims, damages or liabilities, shall contribute to the amount paid or payable by the party that would otherwise be entitled to indemnification or the indemnified party (in either case, for purposes of this Section 8.05(f), the “Indemnified Party”) as a result of such losses, claims, damages, liabilities or expense, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact related to information supplied by the Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party.

(ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8.05(f) were determined by pro rata allocation (even if the holders were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person or entity determined to have committed a fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(iii) The contribution provided for in this Section 8.05(f) shall survive the termination of this Agreement and shall remain in full force and effect regardless of any investigation made by or on behalf of any Indemnified Party.

ARTICLE IX

TRANSFERS OF PARTNERSHIP INTERESTS

9.01  Purchase for Investment.

(a) Each Limited Partner, by its signature below or by its subsequent admission to the Partnership, hereby represents and warrants to the General Partner and to the Partnership that the acquisition of such Limited Partner’s Partnership Units is made for investment purposes only and not with a view to the resale or distribution of such Partnership Units.

(b) Subject to the provisions of Section 9.02 hereof, each Limited Partner agrees that such Limited Partner will not sell, assign or otherwise transfer such Limited Partner’s Partnership Units or any fraction thereof, whether voluntarily or by operation of law or at judicial sale or otherwise, to any Person who does not make the representations and warranties to the General Partner set forth in Section 9.01(a) hereof.

9.02  Restrictions on Transfer of Partnership Units.

(a) Subject to the provisions of Sections 9.02(b) and (c) hereof, no Limited Partner may offer, sell, assign, hypothecate, pledge or otherwise transfer all or any portion of such Limited Partner’s Partnership Units, or any of such Limited Partner’s economic rights as a Limited Partner, whether voluntarily or by operation of law or at judicial sale or otherwise (collectively, a “Transfer”) without the consent of the General Partner, which consent may be granted or withheld in its sole and absolute discretion; provided, however, that the term Transfer does not include (a) any redemption of Common Units by the Partnership or Summit REIT, or acquisition of Common Units by Summit REIT, pursuant to Section 8.04 or (b) any redemption of Partnership Units pursuant to any Partnership Unit Designation. The General Partner may require, as a condition of any Transfer to which it consents, that the transferor assume all costs incurred by the Partnership in connection therewith (including, but not limited to, cost of legal counsel).

(b) No Limited Partner may withdraw from the Partnership other than as a result of a permitted Transfer (i.e., a Transfer consented to as contemplated by clause (a) above or a Transfer pursuant to Section 9.05 hereof) of all of such Limited Partner’s Partnership Units pursuant to this Article IX or pursuant to a redemption of all of such Limited Partner’s Common Units pursuant to Section 8.04 hereof. Upon the permitted Transfer or redemption of all of a Limited Partner’s Common Units, such Limited Partner shall cease to be a Limited Partner.

(c) No Limited Partner may effect a Transfer of its Partnership Units, in whole or in part, if, in the opinion of legal counsel for the Partnership, such proposed Transfer would require the registration of the Partnership Units under the Securities Act or would otherwise violate any applicable federal or state securities or blue sky law (including investment suitability standards).

(d) No Transfer by a Limited Partner of its Partnership Units, in whole or in part, may be made to any Person if (i) in the opinion of legal counsel for the Partnership, such Transfer would result in the Partnership being treated as an association taxable as a corporation (other than a qualified REIT subsidiary within the meaning of Section 856(i) of the Code), (ii) in the opinion of legal counsel for the Partnership, it would adversely affect the ability of Summit REIT to continue to qualify as a REIT or subject Summit REIT to any additional taxes under Section 857 or Section 4981 of the Code, (iii) the General Partner determines, in its sole and absolute discretion, that such Transfer, along or in connection with other Transfers, could cause the Partnership Units to be treated as readily tradable on an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code, provided that the General Partner may presume that any proposed Transfer of Partnership Units during calendar year 2010 will cause the Partnership Units to be treated as readily tradable on a “secondary market (or the substantial equivalent thereof)” or (iv) in the opinion of legal counsel for the Partnership, such Transfer is reasonably likely to cause the Partnership to fail to satisfy the 90% qualifying income test described in Section 7704(c) of the Code.

(e) Any purported Transfer in contravention of any of the provisions of this Article IX shall be void ab initio and ineffectual and shall not be binding upon, or recognized by, the General Partner or the Partnership.

(f) Prior to the consummation of any Transfer under this Article IX, the transferor and/or the transferee shall deliver to the General Partner such opinions, certificates and other documents as the General Partner shall request in connection with such Transfer.

9.03  Admission of Substitute Limited Partner.

(a) Subject to the other provisions of this Article IX, an assignee of the Partnership Units of a Limited Partner (which shall be understood to include any purchaser, transferee, donee or other recipient of any disposition of such Partnership Units) shall be deemed admitted as a Limited Partner of the

Partnership only with the consent of the General Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion, and upon the satisfactory completion of the following:

(i) The assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart or an amendment thereof, including a revised Exhibit A, and such other documents or instruments as the General Partner may require in order to effect the admission of such Person as a Limited Partner.

(ii) To the extent required, an amended Certificate evidencing the admission of such Person as a Limited Partner shall have been signed, acknowledged and filed in accordance with the Act.

(iii) The assignee shall have delivered a letter containing the representation set forth in Section 9.01(a) hereof and the representations and warranties set forth in Section 9.01(b) hereof.

(iv) If the assignee is a corporation, partnership, limited liability company or trust, the assignee shall have provided the General Partner with evidence satisfactory to counsel for the Partnership of the assignee’s authority to become a Limited Partner under the terms and provisions of this Agreement.

(v) The assignee shall have executed a power of attorney containing the terms and provisions set forth in Section 8.02 hereof.

(vi) The assignee shall have paid all legal fees and other expenses of the Partnership and the General Partner and filing and publication costs in connection with its substitution as a Limited Partner.

(vii) The assignee shall have obtained the prior written consent of the General Partner to its admission as a Substitute Limited Partner, which consent may be given or denied in the exercise of the General Partner’s sole and absolute discretion.

(b) For the purpose of allocating Profits and Losses and distributing cash received by the Partnership, a Substitute Limited Partner shall be treated as having become, and appearing in the records of the Partnership as, a Partner upon the filing of the Certificate described in Section 9.03(a)(ii) hereof or, if no such filing is required, the later of the date specified in the transfer documents or the date on which the General Partner has received all necessary instruments of transfer and substitution.

(c) The General Partner and the Substitute Limited Partner shall cooperate with each other by preparing the documentation required by this Section 9.03 and making all official filings and publications. The Partnership shall take all such action as promptly as practicable after the satisfaction of the conditions in this Article IX to the admission of such Person as a Limited Partner of the Partnership.

9.04  Rights of Assignees of Partnership Units.

(a) Subject to the provisions of Sections 9.01 and 9.02 hereof, except as required by operation of law, the Partnership shall not be obligated for any purposes whatsoever to recognize the assignment by any Limited Partner of its Partnership Units until the Partnership has received notice thereof.

(b) Any Person who is the assignee of all or any portion of a Limited Partner’s Partnership Units, but does not become a Substitute Limited Partner and desires to make a further assignment of such Partnership Units, shall be subject to all the provisions of this Article IX to the same extent and in the same manner as any Limited Partner desiring to make an assignment of its Partnership Units.

9.05  Effect of Bankruptcy, Death, Incompetence or Termination of a Limited Partner. The occurrence of an Event of Bankruptcy as to a Limited Partner, the death of a Limited Partner or a final adjudication that a Limited Partner is incompetent (which term shall include, but not be limited to, insanity) shall not cause the termination or dissolution of the Partnership, and the business of the Partnership shall continue if an order for relief in a bankruptcy proceeding is entered against a Limited Partner, the trustee or receiver of his estate or, if such Limited Partner dies, such Limited Partner’s executor, administrator or trustee, or, if such Limited Partner is finally adjudicated incompetent, such Limited Partner’s committee, guardian or conservator, shall have the rights of such Limited Partner for the purpose of settling or managing such Limited Partner’s estate property and such power as the bankrupt, deceased or incompetent Limited Partner possessed to assign all or any part of such Limited Partner’s Partnership Units and to join with the assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Limited Partner.

9.06  Joint Ownership of Partnership Units. A Partnership Unit may be acquired by two individuals as joint tenants with right of survivorship, provided that such individuals either are married or are related and share the same home as tenants in common. The written consent or vote of both owners of any such jointly held Partnership Unit shall be required to constitute the action of the owners of such Partnership Unit; provided, however, that the written consent of only one joint owner will be required if the Partnership has been provided with evidence satisfactory to the counsel for the Partnership that the actions of a single joint owner can bind both owners under the applicable laws of the state of residence of such joint owners. Upon the death of one owner of a Partnership Unit held in a joint tenancy with a right of survivorship, the Partnership Unit shall become owned solely by the survivor as a Limited Partner and not as an assignee. The Partnership need not recognize the death of one of the owners of a jointly-held Partnership Unit until it shall have received certificated notice of such death. Upon notice to the General Partner from either owner, the General Partner shall cause the Partnership Unit to be divided into two equal Partnership Units, which shall thereafter be owned separately by each of the former owners.

ARTICLE X

BOOKS AND RECORDS; ACCOUNTING; TAX MATTERS

10.01  Books and Records. At all times during the continuance of the Partnership, the General Partner shall keep or cause to be kept at the Partnership’s specified office true and complete books of account in accordance with generally accepted accounting principles, including: (a) a current list of the full name and last known business address of each Partner, (b) a copy of the Certificate Limited Partnership and all certificates of amendment thereto, (c) copies of the Partnership’s federal, state and local income tax returns and reports, (d) copies of this Agreement and any financial statements of the Partnership for the three most recent years and (e) all documents and information required under the Act. Any Partner or its duly authorized representative, upon paying the costs of collection, duplication and mailing, shall be entitled to a copy of such records if reasonably requested.

10.02  Custody of Partnership Funds; Bank Accounts.

(a) All funds of the Partnership not otherwise invested shall be deposited in one or more accounts maintained in such banking or brokerage institutions as the General Partner shall determine, and withdrawals shall be made only on such signature or signatures as the General Partner may, from time to time, determine.

(b) All deposits and other funds not needed in the operation of the business of the Partnership may be invested by the General Partner. The funds of the Partnership shall not be commingled with the funds of any Person other than the General Partner except for such commingling as may necessarily result from an investment in those investment companies permitted by this Section 10.02(b).

10.03  Fiscal and Taxable Year. The fiscal and taxable year of the Partnership shall be the calendar year unless otherwise required by the Code.

10.04  Annual Tax Information and Report. Within 75 days after the end of each fiscal year of the Partnership, the General Partner shall furnish to each person who was a Limited Partner at any time during such year the tax information necessary to file such Limited Partner’s individual tax returns as shall be reasonably required by law.

10.05  Tax Matters Partner; Tax Elections; Special Basis Adjustments.

(a) The General Partner shall be the Tax Matters Partner of the Partnership. As Tax Matters Partner, the General Partner shall have the right and obligation to take all actions authorized and required,

respectively, by the Code for the Tax Matters Partner. The General Partner shall have the right to retain professional assistance in respect of any audit of the Partnership by the Service and all out-of-pocket expenses and fees incurred by the General Partner on behalf of the Partnership as Tax Matters Partner shall constitute Partnership expenses. In the event the General Partner receives notice of a final Partnership adjustment under Section 6223(a)(2) of the Code, the General Partner shall either (i) file a court petition for judicial review of such final adjustment within the period provided under Section 6226(a) of the Code, a copy of which petition shall be mailed to all Limited Partners on the date such petition is filed, or (ii) mail a written notice to all Limited Partners, within such period, that describes the General Partner’s reasons for determining not to file such a petition.

(b) All elections required or permitted to be made by the Partnership under the Code or any applicable state or local tax law shall be made by the General Partner in its sole and absolute discretion.

(c) In the event of a transfer of all or any part of the Partnership Interest of any Partner, the Partnership, at the option of the General Partner, may elect pursuant to Section 754 of the Code to adjust the basis of the Properties. Notwithstanding anything contained in Article V of this Agreement, any adjustments made pursuant to Section 754 shall affect only the successor in interest to the transferring Partner and in no event shall be taken into account in establishing, maintaining or computing Capital Accounts for the other Partners for any purpose under this Agreement. Each Partner will furnish the Partnership with all information necessary to give effect to such election.

(d) The Partners, intending to be legally bound, hereby authorize the Partnership to make an election (the “Safe Harbor Election”) to have the “liquidation value” safe harbor provided in Proposed Treasury Regulation § 1.83-3(1) and the Proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43, as such safe harbor may be modified when such proposed guidance is issued in final form or as amended by subsequently issued guidance (the “Safe Harbor”), apply to any interest in the Partnership transferred to a service provider while the Safe Harbor Election remains effective, to the extent such interest meets the Safe Harbor requirements (collectively, such interests are referred to as “Safe Harbor Interests”). The Tax Matters Partner is authorized and directed to execute and file the Safe Harbor Election on behalf of the Partnership and the Partners. The Partnership and the Partners (including any person to whom an interest in the Partnership is transferred in connection with the performance of services) hereby agree to comply with all requirements of the Safe Harbor (including forfeiture allocations) with respect to all Safe Harbor Interests and to prepare and file all U.S. federal income tax returns reporting the tax consequences of the issuance and vesting of Safe Harbor Interests consistent with such final Safe Harbor guidance. The Partnership is also authorized to take such actions as are necessary to achieve, under the Safe Harbor, the effect that the election and compliance with all requirements of the Safe Harbor referred to above would be intended to achieve under Proposed Treasury Regulation § 1.83-3, including amending this Agreement.

(e) Each Limited Partner shall be required to provide such information as reasonably requested by the Partnership in order to determine whether such Limited Partner (i) owns, directly or constructively (within the meaning of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code and Section 7704(d)(3) of the Code), five percent (5%) or more of the of the value of the Partnership or (ii) owns, directly or constructively (within the meaning of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code and Section 7704(d)(3) of the Code), ten percent (10%) or more of (a) the stock, by voting power or value, of a tenant (other than a “taxable REIT subsidiary” within the meaning of Section 856(d) of the Code) of the Partnership that is a corporation or (b) the assets or net profits of a tenant of the Partnership that is a noncorporate entity.

ARTICLE XI

AMENDMENT OF AGREEMENT; MERGER

11.01  Amendment of Agreement.

The General Partner’s consent shall be required for any amendment to this Agreement. The General Partner, without the consent of the Limited Partners, may amend this Agreement in any respect; provided,

however, that the following amendments shall require the consent of a Majority in Interest (other than the General Partner or any Subsidiary of the General Partner):

(a) any amendment affecting the operation of the Conversion Factor or the Common Unit Redemption Right (except as otherwise provided herein) in a manner that adversely affects the Limited Partners in any material respect;

(b) any amendment that would adversely affect the rights of the Limited Partners to receive the distributions payable to them hereunder, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(c) any amendment that would alter the Partnership’s allocations of Profit and Loss to the Limited Partners, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(d) any amendment that would impose on the Limited Partners any obligation to make additional Capital Contributions to the Partnership; or

(e) any amendment to this Article XI.

11.02  Merger of Partnership.

The General Partner, without the consent of the Limited Partners, may (i) merge or consolidate the Partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of the Partnership in a transaction pursuant to which the Limited Partners (other than the General Partner, Summit REIT or any Subsidiary of the General Partner or Summit REIT) receives consideration as set forth in Section 7.01(c)(ii) hereof or the transaction complies with Sections 7.01(c)(iii) or 7.01(d) hereof and may amend this Agreement in connection with any such transaction consistent with the provisions of this Article XI; provided, however, that the consent of a Majority in Interest shall be required in the case of any other (a) merger or consolidation of the Partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (b) sale of all or substantially all of the assets of the Partnership.

ARTICLE XII

GENERAL PROVISIONS

12.01  Notices. All communications required or permitted under this Agreement shall be in writing and shall be deemed to have been given when delivered personally, by email, by press release, by posting on the Web site of the General Partner, or upon deposit in the United States mail, registered, first-class postage prepaid return receipt requested, or via courier to the Partners at the addresses set forth in Exhibit A attached hereto, as it may be amended or restated from time to time; provided, however, that any Partner may specify a different address by notifying the General Partner in writing of such different address. Notices to the General Partner and the Partnership shall be delivered at or mailed to its principal office address set forth in Section 2.03 hereof. The General Partner and the Partnership may specify a different address by notifying the Limited Partners in writing of such different address.

12.02  Survival of Rights. Subject to the provisions hereof limiting transfers, this Agreement shall be binding upon and inure to the benefit of the Partners and the Partnership and their permitted respective legal representatives, successors, transferees and assigns.

12.03  Additional Documents. Each Partner agrees to perform all further acts and execute, swear to, acknowledge and deliver all further documents that may be reasonable, necessary, appropriate or desirable to carry out the provisions of this Agreement or the Act.

12.04  Severability. If any provision of this Agreement shall be declared illegal, invalid or unenforceable in any jurisdiction, then such provision shall be deemed to be severable from this Agreement (to the extent permitted by law) and in any event such illegality, invalidity or unenforceability shall not affect the remainder hereof. To the extent permitted under applicable law, the severed provision shall be interpreted or modified so as to be enforceable to the maximum extent permitted by law.

12.05  Entire Agreement. This Agreement and exhibits attached hereto constitute the entire Agreement of the Partners and supersede all prior written agreements and prior and contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.

12.06  Pronouns and Plurals. When the context in which words are used in the Agreement indicates that such is the intent, words in the singular number shall include the plural and the masculine gender shall include the neuter or female gender as the context may require.

12.07  Headings. The Article headings or sections in this Agreement are for convenience only and shall not be used in construing the scope of this Agreement or any particular Article.

12.08  Counterparts. This Agreement may be executed by hand or by power of attorney in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

12.09  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have hereunder affixed their signatures to this First Amended and Restated Agreement of Limited Partnership, all as of the           day of          , 2010.

GENERAL PARTNER:

SUMMIT HOTEL GP, LLC

By:
Name:

Title:

LIMITED PARTNERS:

SUMMIT HOTEL PROPERTIES, INC.

By:
Name:

Title:

By:
Daniel P. Hansen, not individually
but as attorney-in-fact for each of the
following Limited Partners:

EXHIBIT A

(As of                    , 2010)

Agreed Value
	Cash	of Capital	Common	LTIP	Percentage
Partner	Contribution(1)	Contribution(1)	Units	Units	Interest

General Partner:
Summit Hotel GP, LLC	$	$
[ ]
Limited Partners:
Summit Hotel Properties, Inc.	$	$				%
[ ]	$	$				%
	$	$				%
	$	$				%
TOTALS	$	$				%

(1)	Does not account for offering expenses. Cash and Agreed Value of Cash are to be reduced by final amount of offering expenses and underwriting discount as determined by the accountants to the Company at a later date.

EXHIBIT B

NOTICE OF EXERCISE OF REDEMPTION RIGHT

In accordance with Section 8.04 of the Agreement of Limited Partnership, as amended (the “Agreement”) of Summit Hotel OP, LP, the undersigned hereby irrevocably (i) presents for redemption           Common Units in Summit Hotel OP, LP in accordance with the terms of the Agreement and the Common Unit Redemption Right referred to in Section 8.04 thereof, (ii) surrenders such Common Units and all right, title and interest therein and (iii) directs that the Cash Amount or REIT Shares Amount (as defined in the Agreement) as determined by the General Partner deliverable upon exercise of the Common Unit Redemption Right be delivered to the address specified below, and if REIT Shares (as defined in the Agreement) are to be delivered, such REIT Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants and certifies that the undersigned (a) has title to such Common Units, free and clear of the rights and interests of any person or entity other than the Partnership or the General Partner; (b) has the full right, power and authority to cause the redemption of the Common Units as provided herein; and (c) has obtained the approval of all persons or entities, if any, having the right to consent to or approve the Common Units for redemption.

Dated:               ,

Name of Limited Partner:

(Signature of Limited Partner or
Authorized Representative)

(Mailing Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

If REIT Shares are to be issued, issue to:

Name:

Please insert Social Security or Identifying Number:

EXHIBIT C-1

CERTIFICATION OF NON-FOREIGN STATUS
(FOR REDEEMING LIMITED PARTNERS THAT ARE ENTITIES)

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), in the event of a disposition by a non-U.S. person of a partnership interest in a partnership in which (i) 50% or more of the value of the gross assets consists of United States real property interests (“USRPIs”), as defined in Section 897(c) of the Code, and (ii) 90% or more of the value of the gross assets consists of USRPIs, cash, and cash equivalents, the transferee will be required to withhold 10% of the amount realized by the non-U.S. person upon the disposition. To inform Summit Hotel Properties, Inc. (the “General Partner”) and Summit Hotel OP, LP (the “Partnership”) that no withholding is required with respect to the redemption by           (“Partner”) of its Common Units in the Partnership, the undersigned hereby certifies the following on behalf of Partner:

1. Partner is not a foreign corporation, foreign partnership, foreign trust, or foreign estate, as those terms are defined in the Code and the Treasury regulations thereunder.

2. Partner is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii).

3. The U.S. employer identification number of Partner is          .

4. The principal business address of Partner is:          ,           and Partner’s place of incorporation is          .

5. Partner agrees to inform the General Partner if it becomes a foreign person at any time during the three-year period immediately following the date of this notice.

6. Partner understands that this certification may be disclosed to the Internal Revenue Service by the General Partner and that any false statement contained herein could be punished by fine, imprisonment, or both.

PARTNER:

By:   Name:  Title:

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct, and complete, and I further declare that I have authority to sign this document on behalf of Partner.

Date:
Name: Title:

EXHIBIT C-2

CERTIFICATION OF NON-FOREIGN STATUS
(FOR REDEEMING LIMITED PARTNERS THAT ARE INDIVIDUALS)

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), in the event of a disposition by a non-U.S. person of a partnership interest in a partnership in which (i) 50% or more of the value of the gross assets consists of United States real property interests (“USRPIs”), as defined in Section 897(c) of the Code, and (ii) 90% or more of the value of the gross assets consists of USRPIs, cash, and cash equivalents, the transferee will be required to withhold 10% of the amount realized by the non-U.S. person upon the disposition. To inform Summit Hotel Properties, Inc. (the “General Partner”) and Summit Hotel OP, LP (the “Partnership”) that no withholding is required with respect to my redemption of my Common Units in the Partnership, I,          , hereby certify the following:

1. I am not a nonresident alien for purposes of U.S. income taxation.

2. My U.S. taxpayer identification number (social security number) is          .

3. My home address is:          .

4. I agree to inform the General Partner promptly if I become a nonresident alien at any time during the three-year period immediately following the date of this notice.

5. I understand that this certification may be disclosed to the Internal Revenue Service by the General Partner and that any false statement contained herein could be punished by fine, imprisonment, or both.

Name:

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct, and complete.

Date:
Name: Title:

EXHIBIT D

NOTICE OF ELECTION BY PARTNER TO CONVERT
LTIP UNITS INTO COMMON UNITS

The undersigned holder of LTIP Units hereby irrevocably (i) elects to convert the number of LTIP Units in Summit Hotel OP, LP (the “Partnership”) set forth below into Common Units in accordance with the terms of the Agreement of Limited Partnership of the Partnership, as amended; and (ii) directs that any cash in lieu of Common Units that may be deliverable upon such conversion be delivered to the address specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has title to such LTIP Units, free and clear of the rights or interests of any other person or entity other than the Partnership or the General Partner; (b) has the full right, power, and authority to cause the conversion of such LTIP Units as provided herein; and (c) has obtained the consent to or approval of all persons or entities, if any, having the right to consent to or approve such conversion.

Name of Holder:
(Please Print: Exact Name as Registered with Partnership)

Number of LTIP Units to be Converted:

Date of this Notice:

(Signature of Holder: Sign Exact Name as Registered with Partnership)

(Street Address)

(City)	(State)	(Zip Code)

Signature Guaranteed by:

EXHIBIT E

NOTICE OF ELECTION BY PARTNERSHIP TO FORCE CONVERSION OF
LTIP UNITS INTO COMMON UNITS

Summit Hotel OP, LP (the “Partnership”) hereby elects to cause the number of LTIP Units held by the holder of LTIP Units set forth below to be converted into Common Units in accordance with the terms of the Agreement of Limited Partnership of the Partnership, as amended, effective as of           (the “Conversion Date”).

Name of Holder:
(Please Print: Exact Name as Registered with Partnership)

Number of LTIP Units to be Converted:

Date of this Notice:

Annex D

July 18, 2010

PERSONAL AND CONFIDENTIAL

Special Committee of the Board of Managers of Summit Hotel Properties, LLC
2701 South Minnesota Avenue, Suite 6
Sioux Falls, South Dakota 57105

Members of the Special Committee of the Board of Managers of Summit Hotel Properties, LLC:

We understand that Summit Hotel Properties, LLC (the “Company”) and Summit Hotel OP, LP, a newly formed, special purpose Delaware limited partnership (the “OP”), propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated June 23, 2010 (the “Agreement”), which provides, among other things, for the merger of the Company with and into the OP (the “Merger”). Pursuant to the Agreement, all of the outstanding Class A, Class A-1, Class B and Class C limited liability company interests in the Company (“LLC Interests”) will be converted into a total of 9,993,992 units of limited partnership interest in the OP (“OP Units”) with an aggregate valuation of between $139,915,888 and $159,903,872 (such aggregate valuation, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to holders of the LLC Interests (“Members”) of the Merger Consideration to be delivered in the Merger. For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of the Company;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company that were prepared by the management of the Company;

(iii) reviewed certain financial forecasts prepared by the management of the Company;

(iv) compared the financial performance of the Company with that of certain other publicly traded companies;

(v) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving companies in lines of business that we believe are generally comparable to the Company;

(vi) participated in discussions among representatives of the Company and its financial and legal advisors;

(vii) reviewed documents and memoranda describing the Merger provided by counsel to the Company and Special Committee; and

(viii) considered such other factors and performed such other analyses as we have deemed appropriate.

JMP Securities LLC

600 Montgomery Street	tel	415.835.8900

Suite 1100	fax	415.835.8920

San Francisco, CA 94111	www.jmpsecurities.com

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to or reviewed by us. We have further relied upon the assurance of the management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial forecasts prepared by the management of the Company we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of the Company. We have not been engaged to assess the reasonableness or achievability of such forecasts, or the assumptions on which they were based, and we do not assume any responsibility or express any view with respect to such forecasts. In addition, we have assumed that the Merger will be consummated in the manner described to us by Company counsel and management. We have assumed that in connection with the receipt of all governmental, regulatory or other approvals and consents contemplated by the Agreement, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the Merger. We are not legal, tax, accounting or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax, accounting or regulatory advisors with respect to legal, tax, accounting or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We were not asked to evaluate the solvency or fair value of the Company, the OP or any other person under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, the Company’s underlying business decision to enter into the Agreement, the structure or accounting treatment or taxation consequences of the Merger, or the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We were not requested to consider, and our opinion does not address, the non-financial terms of the Agreement, nor does it address the terms of any of the related agreements to be entered into by the parties. Without limiting the foregoing, our opinion does not consider or address any transaction or action contemplated by the Agreement other than the Merger. We have not considered and do not address the rights and privileges of the LLC Interests as compared to the OP Units or any other security or otherwise or the allocation of the Merger Consideration amongst the Members. We have assumed, at your direction, without independent verification, that the Merger Consideration will have a value of between $139,915,888 and $159,903,872. We express no opinion as to the trading or sale price of the LLC Interests, the OP Units or any other security at any time. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration to be received by the holders of OP Units or otherwise. Our opinion should not be viewed as determinative of the views of the Company or the Special Committee with respect to the Merger.

We, as part of our investment banking business, are customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have been engaged by the Special Committee solely to render an opinion as to the fairness, from a financial point of view, to the Members of the Merger Consideration. We will receive a fee for providing this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our trading, brokerage, investment management and financing activities,

JMP Securities LLC

600 Montgomery Street	tel	415.835.8900

Suite 1100	fax	415.835.8920

San Francisco, CA 94111	www.jmpsecurities.com

JMP Securities LLC (“JMP”) or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in equity securities of the Company or any other company or any currency or commodity that may be involved in this transaction. JMP and its affiliates, in the ordinary course of business, may in the future provide investment banking services to the Company and may receive fees for the rendering of such services. The issuance of this opinion was approved by our fairness opinion review committee.

It is understood that this letter is for the information of the members of the Special Committee in connection with its consideration of the Merger and may not be used for any other purpose or disseminated, reproduced, quoted from or referred to at any time without our prior written consent, except that this opinion may be included in its entirety in any filing required to be made by the Company in respect of the Merger with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. In addition, JMP expresses no opinion or recommendation as to how the members of the Special Committee, the Members or any other person should vote in connection with the Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of JMP to the Company, the Special Committee or any other party.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be delivered to the Members in the Merger pursuant to the Agreement, in the aggregate, is fair from a financial point of view to the Members.

Very truly yours,

/s/  JMP Securities LLC

JMP SECURITIES LLC

JMP Securities LLC

600 Montgomery Street	tel	415.835.8900

Suite 1100	fax	415.835.8920

San Francisco, CA 94111	www.jmpsecurities.com

Annex E

SUMMIT HOTEL PROPERTIES, LLC	Shareowner Servicessm P.O. Box 64945 St. Paul, MN 55164-0945

Address Change? Mark box, sign, and indicate changes below:  ☐

COMPANY #

TO VOTE BY INTERNET OR TELEPHONE, SEE REVERSE SIDE OF THIS PROXY CARD.

TO VOTE BY MAIL AS THE BOARD OF MANAGERS RECOMMENDS ON ALL ITEMS BELOW,
SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

The Board of Managers Recommends a Vote FOR Items 1, 2 and 3.

1.	To approve the amendment to the Third Amended and Restated Operating Agreement of Summit Hotel Properties, LLC.	☐	For	☐	Against	☐	Abstain

2.	To adopt and approve the agreement and plan of merger between Summit Hotel Properties, LLC and Summit Hotel OP, LP.	☐	For	☐	Against	☐	Abstain

3.	To approve adjournment of the special meeting to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the amendment and adopt and approve the agreement and plan of merger.	☐	For	☐	Against	☐	Abstain

This proxy when properly executed will be voted as directed above, or if no direction is given, will be voted FOR each proposal.

Each proxy is authorized to vote your membership interests upon such other matter(s) that may properly come before the special meeting and at any adjournment(s) thereof in his discretion.

Date	Signature(s) in Box
Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

E-1

SUMMIT HOTEL PROPERTIES, LLC

SPECIAL MEETING OF MEMBERS

November 30, 2010

11:00 a.m.

Hilton Garden Inn, 5300 South Grand Circle
Sioux Falls, SD 57105

Summit Hotel Properties, LLC 2701 South Minnesota Avenue, Suite 6 Sioux Falls, South Dakota 57105	proxy

This proxy is solicited by the Board of Managers for use at the Special Meeting on November 30, 2010.

If no choice is specified, the proxy will be voted “FOR” Items 1, 2 and 3.

By signing the proxy, you revoke all prior proxies and appoint Kerry W. Boekelheide and Daniel P. Hansen, and each of them with full power of substitution, to vote your membership interests on the matters shown on the reverse side and any other matters that may come before the Special Meeting and all adjournments.

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your telephone or Internet vote authorizes the named proxies to vote your membership interests in the same manner as if you marked, signed and returned your proxy card.

INTERNET www.eproxy.com/summit Use the Internet to vote your proxy until 12:00 p.m. (CT) on November 29, 2010.	PHONE 1-800-560-1965 Use a touch-tone telephone to vote your proxy until 12:00 p.m. (CT) on November 29, 2010.	MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.

E-2

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20.	Indemnification of General Partner

Section 17-108 of the Delaware Limited Partnership Act provides that a limited partnership may indemnify any partner or other person from and against any and all claims and demands whatsoever. Our partnership agreement provides that (i) our general partner, (ii) a director of our general partner or an officer or employee of us, the general partner, or an subsidiary thereof and (iii) such other persons as the general partner may designate from time to time in its sole discretion, will not be liable to us, or any subsidiary of ours, or any limited partner, for monetary damages for any acts or omissions arising from the performance of its obligations or duties in connection with us except as follows: (i) for acts or omissions that were material to the matter giving rise to the proceeding and either was committed in bad faith or which was the result of active or deliberate dishonesty, (ii) for any transaction from which the indemnitee actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Financial Statements and Exhibits

(a) Financial Statements.

See page F-1 for an index of the financial statements included in this Registration Statement on Form S-4.

(b) Exhibits.

The list of exhibits following the signature page of this Registration Statement on Form S-4 is incorporated herein by reference.

Item 22.	Undertakings

The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which as registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than a registration statement relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(2) The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(3) (a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sioux Falls, State of South Dakota, on October 21, 2010.

Summit Hotel OP, LP

By:	Summit Hotel Properties, Inc., General Partner

/s/  Daniel P. Hansen
Daniel P. Hansen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Daniel P. Hansen Daniel P. Hansen	President and Chief Executive Officer of Summit Hotel Properties, Inc., general partner of the registrant (principal executive officer of the general partner of the registrant))	October 21, 2010

/s/ Stuart J. Becker Stuart J. Becker	Executive Vice President and Chief Financial Officer of the general partner of the registrant (principal financial officer of the general partner of the registrant)	October 21, 2010

/s/ JoLynn M. Sorum JoLynn M. Sorum	Vice President, Controller and Chief Accounting Officer of the general partner of the registrant (principal accounting officer of the general partner of the registrant)	October 21, 2010

EXHIBIT INDEX

Exhibit
No.		Description

2	.1**	Form of Agreement and Plan of Merger dated August 5, 2010, by and among Summit Hotel Properties, LLC and Summit Hotel OP, LP (included as Annex B to the proxy statement/prospectus that forms a part of this registration statement)
3	.1**	Form of Articles of Amendment and Restatement of Summit Hotel Properties, Inc.
3	.2**	Form of Amended and Restated Bylaws of Summit Hotel Properties, Inc.
4	.1**	Form of First Amended and Restated Agreement of Limited Partnership of Summit Hotel OP, LP (included as Annex C to the proxy statement/prospectus that forms a part of this registration statement)
5.1		Opinion of Hunton & Williams LLP regarding the validity of the securities being registered
8.1		Opinion of Hunton & Williams LLP regarding tax matters
10	.1**	Contribution Agreement, dated August 5, 2010, by and between Summit Hotel OP, LP and Gary Tharaldson
10	.2**	Contribution Agreement, dated August 5, 2010, by and between Summit Hotel OP, LP and The Summit Group, Inc.
10	.3**	Form of Hotel Management Agreement
10	.4**	Form of TRS Lease
10	.5**	Form of Summit Hotel Properties, Inc. 2010 Equity Incentive Plan
10	.6**	Form of Option Award Agreement
10	.7**	Form of Employment Agreement between Summit Hotel Properties, Inc. and Kerry W. Boekelheide
10	.8**	Form of Employment Agreement between Summit Hotel Properties, Inc. and Daniel P. Hansen
10	.9**	Form of Employment Agreement between Summit Hotel Properties, Inc. and Craig J. Aniszewski
10	.10**	Form of Employment Agreement between Summit Hotel Properties, Inc. and Stuart J. Becker
10	.11**	Form of Employment Agreement between Summit Hotel Properties, Inc. and Ryan A. Bertucci
10	.12**	Form of Severance Agreement between Summit Hotel Properties, Inc. and Christopher R. Eng
10	.13**	Form of Severance Agreement between Summit Hotel Properties, Inc. and JoLynn M. Sorum
10	.14**	Form of Indemnification Agreement between Summit Hotel Properties, Inc. and Each of Its Executive Officers and Directors (replaces Exhibit 10.14 previously filed by the Registrant on Form S-11 on September 23, 2009 (File No. 333-168685))
10	.15**	Loan Agreement between Summit Hotel Properties, LLC and ING Life Insurance and Annuity Company dated December 23, 2005
10	.16**	Loan Agreement between Summit Hotel Properties, LLC and ING Life Insurance and Annuity Company, dated June 15, 2006
10	.17**	First Modification of Loan Agreement between Summit Hotel Properties, LLC and ING Life Insurance and Annuity Company, dated April 24, 2007
10	.18**	Modification of Promissory Note and Loan Agreement between Summit Hotel Properties, LLC and ING Life Insurance and Annuity Company, dated November 28, 2007
10	.19**	Loan Agreement between Summit Hotel Properties, LLC and General Electric Capital Corporation dated April 30, 2007 for a loan in the amount of $9,500,000
10	.20**	Loan Agreement between Summit Hotel Properties, LLC and General Electric Capital Corporation dated August 15, 2007 for a loan in the amount of $11,300,000
10	.21**	Loan Modification Agreement between Summit Hotel Properties, LLC and General Electric Capital Corporation ($11,300,000 loan) dated December 2008
10	.22**	Loan Agreement between Summit Hospitality V, LLC and General Electric Capital Corporation dated February 29, 2008 for a loan in the amount of $11,400,000
10	.23**	Loan Agreement between Summit Hotel Properties, LLC and Compass Bank, dated September 17, 2008 for a loan in the amount of $19,250,000
10	.24**	Form of Tax Protection Agreement
10	.25**	Voting Agreement, dated August 5, 2010, by and between Summit Hotel OP, LP and The Summit Group, Inc.
21	.1**	List of Subsidiaries of Summit Hotel OP, LP
23.1		Consent of KPMG LLP

Exhibit
No.		Description

23.2		Consent of Eide Bailly LLP
23.3		Consent of Gordon, Hughes & Banks, LLP
23.4		Consent of Hunton & Williams LLP (included as part of Exhibits 5.1 and 8.1)
23	.5**	Consent of HVS
99	.1**	Opinion of JMP Securities LLC (included as Annex D to the proxy statement/prospectus that forms a part of this registration statement)
99	.2**	Form of notice and voting letter
99	.3**	Third Amended and Restated Operating Agreement for Summit Hotel Properties, LLC
99	.4**	Form of proxy card (included as Annex E to the proxy statement/prospectus that forms a part of this registration statement)
99	.5**	Consent of Bjorn R. L. Hanson to being named as a director
99	.6**	Consent of David S. Kay to being named as a director
99	.7**	Consent of Thomas W. Storey to being named as a director
99	.8**	Consent of Wayne W. Wielgus to being named as a director
99	.9**	Consent of JMP Securities LLC

*	To be filed by amendment.

**	Previously filed.